AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2019

REGISTRATION NO. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

New Media Investment Group Inc.
(Exact name of registrant as specified in its charter)

Delaware	2711	38-3910250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 45th Floor
New York, NY 10105
(212) 479-3160
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cameron MacDougall, Esq.
Ivy Hernandez, Esq.
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th floor
New York, NY 10105
(212) 798-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Katherine D. Ashley, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, DC 20005 (202) 371-7000	Martin W. Korman, Esq. Douglas K. Schnell, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common stock, par value $0.01 per share	82,781,585	(1)	N/A	$622,349,118.39	(2)	$75,428.72	(3)

(1)	Represents the estimated maximum number of shares of the registrant’s common stock, par value of $0.01 per share, to be issuable or subject to equity-based awards that may be assumed by the registrant upon the completion of the merger described herein, and is based on (1) 152,536,549, the estimated maximum number of shares of common stock, par value $0.01 per share, of Gannett Co., Inc. (“Gannett common stock”) to be outstanding immediately prior to the completion of the merger, including shares issuable upon the exercise or settlement of Gannett equity-based awards outstanding as of July 31, 2019 and equity-based awards that may be granted pursuant to Gannett Co., Inc.’s incentive plan and deferred compensation plan prior to the merger, as well as shares issuable under the indenture governing Gannett Co., Inc.’s convertible senior notes, multiplied by (2) 0.5427, the exchange ratio under the merger agreement described herein.
(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (1) the product of (a) $10.33, the average of the high and low prices of Gannett common stock, as reported on the New York Stock Exchange on August 23, 2019, and (b) 152,536,549, the estimated maximum number of shares of Gannett common stock to be outstanding immediately prior to the completion of the merger, less (2) $953,353,428.91, the estimated aggregate amount of cash consideration to be paid by the registrant in connection with the merger.
(3)	Computed in accordance with Rules 457(c) and 457(f) under the Securities Act to be $75,428.72, which is equal to 0.0001212 multiplied by the proposed maximum aggregate offering price of $622,349,118.39.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 29, 2019

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On August 5, 2019, New Media Investment Group Inc. (“New Media”) entered into an Agreement and Plan of Merger (the “merger agreement”) with Gannett Co., Inc. (“Gannett”), Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which, subject to the terms and conditions of the merger agreement, Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media (the “merger”). In connection with the execution of the merger agreement, New Media also entered into the Amended and Restated Management and Advisory Agreement (the “Amended Management Agreement”) with FIG LLC, an affiliate of Fortress Investment Group LLC.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger (the “effective time”), each share of common stock, par value $0.01 per share, of Gannett (“Gannett common stock”) issued and outstanding immediately prior to the effective time (subject to limited exceptions, including shares as to which appraisal rights have been properly exercised in accordance with Delaware law) shall be converted automatically into (1) 0.5427 (the “exchange ratio”) of a fully paid and nonassessable share of common stock, par value $0.01 per share, of New Media (“New Media common stock”), and (2) the right to receive $6.25 in cash, without interest (the “cash consideration”), plus cash in lieu of any fractional shares of New Media common stock that otherwise would have been issued. New Media stockholders will continue to own their existing New Media common stock. Immediately following the effective time, it is expected that existing holders of New Media common stock will own approximately 50.5% of the outstanding shares of New Media common stock and existing holders of Gannett common stock will own approximately 49.5% of the outstanding shares of New Media common stock.

The value of the merger consideration to be received by Gannett stockholders in exchange for each share of Gannett common stock will fluctuate with the market value of New Media common stock until the merger is completed. Based on the closing price of New Media common stock on the New York Stock Exchange (the “NYSE”) on August 2, 2019, the last full trading day before the public announcement of the merger, the exchange ratio represented approximately $5.81 in value for each share of Gannett common stock, and when combined with the cash consideration, represented total consideration of $12.06 for each share of Gannett common stock. Based on the closing price of New Media common stock on the NYSE on [      ], 2019, the most recent practicable date for which such information was available, the exchange ratio represented approximately $[      ] in value for each share of Gannett common stock, and when combined with the cash consideration, represented total consideration of $[      ] for each share of Gannett common stock. New Media common stock is currently traded on the NYSE under the symbol “NEWM”, and Gannett common stock is currently traded on the NYSE under the symbol “GCI”. We urge you to obtain current market quotations of New Media common stock and Gannett common stock.

New Media and Gannett will each hold special meetings of their respective stockholders in connection with the proposed merger. Information about the special meetings, the merger, the merger agreement and other business to be considered by New Media and Gannett stockholders at their respective special meetings is contained in this joint proxy statement/prospectus.

At the special meeting of New Media stockholders (the “New Media special meeting”), New Media stockholders will be asked to vote on (1) a proposal to approve the transactions contemplated by the merger agreement, including the issuance of shares (the “Share Issuance”) of New Media common stock to Gannett stockholders in connection with the merger (the “Transactions Proposal”) and (2) a proposal to adjourn the New Media special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Transactions Proposal (the “New Media Adjournment Proposal”).

Approval of the Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders (as defined in New Media’s Amended and Restated Certificate of Incorporation, as amended to date). Approval of the New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon.

At the special meeting of Gannett stockholders (the “Gannett special meeting”), Gannett stockholders will be asked to vote on (1) a proposal to adopt the merger agreement (the “Merger Proposal”), (2) a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Gannett’s named executive officers in connection with the merger (the “Compensation Proposal”) and (3) a proposal to adjourn the Gannett special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Gannett Adjournment Proposal”).

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting. Approval of the Compensation Proposal, which is an advisory (non-binding) vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon. Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.

We cannot complete the merger unless the stockholders of New Media approve the Transactions Proposal and stockholders of Gannett approve the Merger Proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the New Media or Gannett special meeting, as applicable.

The New Media board of directors (the “New Media Board”), following the unanimous recommendation of a transaction committee consisting solely of independent and disinterested directors of New Media (the “Transaction Committee”), has unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Share Issuance, are advisable and in the best interests of New Media and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of New Media common stock approve the transactions contemplated by the merger agreement, including the Share Issuance. The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal.

The Gannett board of directors (the “Gannett Board”) has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of Gannett common stock adopt the merger agreement. The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal.

The obligations of New Media and Gannett to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. The accompanying joint proxy statement/prospectus contains detailed information about New Media, Gannett, the special meetings, the merger agreement and the merger. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page [  ].

We look forward to the successful combination of New Media and Gannett.

Sincerely,

Michael E. Reed Chief Executive Officer New Media Investment Group Inc.	Paul J. Bascobert President & Chief Executive Officer Gannett Co., Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [      ], 2019 and is first being mailed to New Media and Gannett stockholders on or about [      ], 2019.

New Media Investment Group Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
(212) 479-3160

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [      ], 2019

Dear Stockholders of New Media Investment Group Inc.:

We are pleased to invite you to attend the special meeting of stockholders (the “New Media special meeting”) of New Media Investment Group Inc., a Delaware corporation (“New Media”), which will be held at [      ] on [      ], 2019 at [      ], local time, to consider and vote on the following proposals:

•	a proposal to approve the transactions contemplated by the Agreement and Plan of Merger, dated as of August 5, 2019 (the “merger agreement”), among New Media, Gannett Co., Inc. (“Gannett”), Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media (the “merger”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, including the issuance of shares (the “Share Issuance”) of New Media common stock, par value $0.01 per share, of New Media (“New Media common stock”) in connection with the merger (the “Transactions Proposal”); and
•	a proposal to adjourn the New Media special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Transactions Proposal (the “New Media Adjournment Proposal”).

New Media will transact no other business at the New Media special meeting except such business as may properly be brought before the New Media special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the New Media special meeting.

The New Media board of directors (the “New Media Board”) has fixed the close of business on [      ], 2019 as the record date for determination of New Media stockholders entitled to receive notice of, and to vote at, the New Media special meeting or any adjournments or postponements thereof. Only holders of record of shares of New Media common stock at the close of business on the record date are entitled to vote at the New Media special meeting and any adjournment or postponement of the New Media special meeting.

The New Media Board, following the unanimous recommendation of a transaction committee consisting solely of independent and disinterested directors of New Media (the “Transaction Committee”), has unanimously (with Mr. Reed abstaining from the vote on the Amended and Restated Management and Advisory Agreement) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Share Issuance, are advisable and in the best interests of New Media and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of New Media common stock approve the transactions contemplated by the merger agreement, including the Share Issuance.

The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal.

Approval of the Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders (as defined in New Media’s Amended and Restated Certificate of Incorporation, as amended to date). Approval of the New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon.

Your vote is very important. Whether or not you expect to attend the New Media Special Meeting in person, we urge you to vote your shares as promptly as possible by:

(1)	accessing the internet website specified on your proxy card;
(2)	calling the toll-free number specified on your proxy card; or
(3)	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided,

so that your shares may be represented and voted at the New Media special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by your broker, bank or other nominee.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account. Please vote using each proxy card you receive to ensure that all of your shares are voted.

The attached joint proxy statement/prospectus provides a detailed description of the merger, the merger agreement and other business to be considered by New Media stockholders at the New Media special meeting. We urge you to carefully read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of New Media common stock, please contact New Media’s proxy solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
(800) 322-2885 (toll free)
(212) 929-5500 (call collect)

By Order of the Board of Directors,

Michael E. Reed
Chief Executive Officer

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107
(703) 854-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [      ], 2019

Dear Stockholders of Gannett Co., Inc.:

We are pleased to invite you to attend the special meeting of stockholders (the “Gannett special meeting”) of Gannett Co., Inc., a Delaware corporation (“Gannett”), which will be held at [      ] on [      ], 2019 at [      ], local time, to consider and vote on the following proposals:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of August 5, 2019 (the “merger agreement”), among New Media Investment Group Inc. (“New Media”), Gannett, Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media (the “merger”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice (the “Merger Proposal”);
•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Gannett’s named executive officers in connection with the merger (the “Compensation Proposal”); and
•	a proposal to adjourn the Gannett special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal (the “Gannett Adjournment Proposal”).

Gannett will transact no other business at the Gannett special meeting except such business as may properly be brought before the Gannett special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Gannett special meeting.

The Gannett board of directors (the “Gannett Board”) has fixed the close of business on [      ], 2019 as the record date for determination of Gannett stockholders entitled to receive notice of, and to vote at, the Gannett special meeting or any adjournments or postponements thereof. Only holders of record of shares of Gannett common stock at the close of business on the record date are entitled to vote at the Gannett special meeting and any adjournment or postponement of the Gannett special meeting. An admission ticket is required for attendance at the Gannett special meeting. Please see page [  ] of the attached joint proxy statement/prospectus for instructions about obtaining tickets.

The Gannett Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of Gannett common stock adopt the merger agreement.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting. Approval of the Compensation Proposal, which is an advisory (non-binding) vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon. Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.

Your vote is very important. Whether or not you expect to attend the Gannett special meeting in person, we urge you to vote your shares as promptly as possible by:

(1)	accessing the internet website specified on your proxy card;
(2)	calling the toll-free number specified on your proxy card; or
(3)	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided,

so that your shares may be represented and voted at the Gannett special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by your broker, bank or other nominee.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account. Please vote using each proxy card you receive to ensure that all of your shares are voted.

The attached joint proxy statement/prospectus provides a detailed description of the merger, the merger agreement and other business to be considered by Gannett stockholders at the Gannett special meeting. We urge you to carefully read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Gannett common stock, please contact Gannett’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll-free: (877) 456-3507
Banks and brokers may call collect: (212) 750-5833

By Order of the Board of Directors,

Paul J. Bascobert
President and Chief Executive Officer

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about New Media and Gannett from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Mackenzie Partners, Inc. 1407 Broadway, 27th Floor New York, NY 10018 Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders May Call Toll-Free: (877) 456-3507 Banks and Brokers May Call Collect: (212) 750-5833

or	or

New Media Investment Group Inc.	Gannett Co., Inc.
1345 Avenue of the Americas, 45th Floor	7950 Jones Branch Drive
New York, NY 10105	McLean, VA 22107
(212) 479-3160	(703) 854-6000
Attn: Investor Relations	Attn: Investor Relations

Investors may also consult New Media’s or Gannett’s website for more information concerning the merger described in this joint proxy statement/prospectus. New Media’s website is www.newmediainv.com. Gannett’s website is www.gannett.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

To receive timely delivery of the documents in advance of the special meetings, you should make your request no later than [      ], 2019, which is five business days before the special meetings.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page [  ].

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by New Media, constitutes a prospectus of New Media under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of New Media common stock to be issued to Gannett stockholders pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both New Media and Gannett under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this joint proxy statement/prospectus to New Media stockholders or Gannett stockholders nor the issuance by New Media of shares of common stock pursuant to the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding New Media has been provided by New Media and information contained in this joint proxy statement/prospectus regarding Gannett has been provided by Gannett.

Unless otherwise indicated or as the context otherwise indicates, when used in this joint proxy statement/prospectus:

•	“Amended Management Agreement” refers to the Amended and Restated Management and Advisory Agreement, dated August 5, 2019 between New Media and the Manager;
•	“combined company” refers to New Media (which will be renamed Gannett Co., Inc.), following completion of the merger;
•	“closing date” refers to date on which the merger is completed;
•	“Cravath” refers to Cravath, Swaine & Moore LLP;
•	“Credit Suisse” refers to Credit Suisse Securities (USA) LLC;
•	“DGCL” refers to the General Corporation Law of the State of Delaware;
•	“DOJ” refers to the Antitrust Division of the U.S. Department of Justice;
•	“effective time” refers to the effective time of the merger;
•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
•	“Existing Management Agreement” refers to the Amended and Restated Management and Advisory Agreement, dated as of March 6, 2015, between New Media and the Manager;
•	“Fortress” refers to Fortress Investment Group LLC;
•	“Fortress Stockholders” refers to the meaning assigned to it in the Amended and Restated Certificate of Incorporation of New Media, as amended to date, which generally includes any director of New Media who may be deemed an affiliate of Fortress, any director or officer of Fortress or its affiliates and any investment funds managed directly or indirectly by Fortress or its affiliates;
•	“FTC” refers to the U.S. Federal Trade Commission;
•	“GAAP” refers to U.S. Generally Accepted Accounting Principles;
•	“Gannett” refers to Gannett Co., Inc., a Delaware corporation;
•	“Gannett Board” refers to the board of directors of Gannett;

•	“Gannett common stock” refers to the common stock of Gannett, par value $0.01 per share;
•	“Gannett special meeting” refers to the special meeting of Gannett stockholders that will be conducted to vote on certain matters in connection with the merger as described in this joint proxy statement/prospectus;
•	“Goldman Sachs” refers to Goldman Sachs & Co. LLC;
•	“Greenhill” refers to Greenhill & Co., LLC;
•	“HSR” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•	“Intermediate Holdco” refers to Arctic Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of New Media;
•	“Jefferies” refers to Jefferies LLC;
•	“Manager” refers to FIG LLC;
•	“merger” refers to the merger of Merger Sub with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media, pursuant to the merger agreement;
•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of August 5, 2019, by and among New Media, Gannett, Merger Sub and Intermediate Holdco, a copy of which is attached as Annex A to this joint proxy statement/prospectus;
•	“Merger Sub” refers to Arctic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Intermediate Holdco;
•	“New Media” refers to New Media Investment Group Inc., a Delaware corporation;
•	“New Media Board” refers to the board of directors of New Media;
•	“New Media common stock” refers to the common stock of New Media, par value $0.01 per share;
•	“New Media special meeting” refers to the special meeting of New Media stockholders that will be conducted to vote on certain matters in connection with the merger as described in this joint proxy statement/prospectus;
•	“NYSE” refers to the New York Stock Exchange;
•	“SEC” refers to the Securities and Exchange Commission;
•	“Securities Act” refers to the Securities Act of 1933, as amended;
•	“Skadden” refers to Skadden, Arps, Slate, Meagher & Flom LLP;
•	“Softbank” refers to SoftBank Group Corp.;
•	“special meetings” means the New Media special meeting and the Gannett special meeting;
•	“Transaction Committee” refers to a transaction committee consisting solely of independent and disinterested directors of New Media;
•	“we” and “our” refer to New Media and Gannett collectively; and
•	“Wilson Sonsini” refers to Wilson Sonsini Goodrich & Rosati.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a New Media stockholder or a Gannett stockholder, may have regarding the merger and the other business being considered at the special meetings and the answers to those questions. New Media and Gannett urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the other business being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	What is the merger?
A:	New Media, Gannett, Intermediate Holdco and Merger Sub have entered into the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Gannett by New Media. Under the merger agreement, subject to the satisfaction (or, to the extent permitted by law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this joint proxy statement/prospectus, Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media.

As a result of the merger, Gannett will no longer be a publicly held company. Following the merger, Gannett common stock will be delisted from the NYSE and will be deregistered under the Exchange Act, after which Gannett will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Gannett common stock.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:	You are receiving this joint proxy statement/prospectus because you were a stockholder of New Media or Gannett as of the close of business on the record date for the New Media special meeting or the Gannett special meeting, respectively.

The merger cannot be completed unless, among other things, New Media stockholders approve the transactions contemplated by the merger agreement, including the issuance of shares of New Media common stock to Gannett stockholders in connection with the merger (which is referred to as the Share Issuance), and Gannett stockholders approve the proposal to adopt the merger agreement.

This joint proxy statement/prospectus serves as the proxy statement through which New Media and Gannett will provide their respective stockholders with important information regarding their respective special meetings, the merger and the transactions contemplated by the merger agreement, and solicit proxies to obtain the necessary stockholder approvals. It also serves as the prospectus by which New Media will offer and issue shares of New Media common stock as consideration in the merger.

New Media and Gannett will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the special meetings, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending your company’s special meeting. Your vote is important. We encourage you to vote as soon as possible.
Q:	What will Gannett stockholders receive in the merger?
A:	At the effective time of the merger, each share of Gannett common stock issued and outstanding immediately prior to the effective time (other than (1) shares held by Gannett as treasury shares or by Merger Sub or Intermediate Holdco (“cancelled shares”), (2) shares held by New Media or any of its direct or indirect wholly owned subsidiaries other than Merger Sub or Intermediate Holdco or by any direct or indirect wholly owned subsidiary of Gannett (together with the cancelled shares, the “excluded shares”) and (3) shares of Gannett common stock with respect to which appraisal rights are properly exercised and not withdrawn or otherwise lost (“dissenting shares”) under the DGCL) will be automatically converted into (a) 0.5427 of a fully paid and nonassessable share of New Media common stock (the “stock consideration”), subject to the treatment of fractional shares described below, and (b) the right to receive $6.25 in cash, without interest, subject to applicable withholding taxes. We refer to the foregoing stock consideration and cash consideration, together with any cash paid in lieu of fractional shares of New Media common stock, collectively as the “merger consideration”.

Gannett stockholders will not receive any fractional shares of New Media common stock in the merger. Each Gannett stockholder that otherwise would have been entitled to receive a fraction of a share of New Media common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of New Media common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny (the “New Media closing price”).

Q:	What will happen to outstanding Gannett equity awards in the merger?
A:	For information regarding treatment of Gannett equity awards, see the section entitled “The Merger—Treatment of Gannett Equity Awards” beginning on page [ ].
Q:	If I am a Gannett stockholder, how will I receive the merger consideration to which I am entitled?
A:	If you are a stockholder of record of one or more certificates of Gannett common stock, after the effective time, the exchange agent will send you a letter of transmittal and customary instructions for surrendering your certificates. Upon surrender of the certificates to the exchange agent, together with the executed letter of transmittal and such other documents as the exchange agent may reasonably require, you will receive the merger consideration. If you hold uncertificated Gannett common stock, you will not be required to take any action to receive the merger consideration. For additional information, see the section entitled “The Merger—Conversion of Shares; Exchange of Shares; No Fractional Shares; Withholding Taxes” beginning on page [ ].
Q:	What will happen to New Media common stock in the merger?
A:	If the merger is completed, New Media stockholders will not receive any merger consideration as a result of the merger and will continue to own their existing shares of New Media common stock.
Q:	What percentage of New Media’s common stock will Gannett stockholders own following the merger?
A:	Based on the estimated number of shares of New Media common stock and Gannett common stock outstanding on [ ], 2019, the record date for the special meetings, New Media and Gannett estimate that, upon completion of the merger, former Gannett stockholders will own approximately 49.5% of the outstanding shares of New Media common stock.
Q:	When and where will the special meetings be held?
A:	New Media Stockholders: The New Media special meeting will be held at [ ] on [ ], 2019 at [ ], local time.

Gannett Stockholders: The Gannett special meeting will be held at [ ] on [ ], 2019 at [ ], local time.
Q:	Who is entitled to vote at the special meetings?
A:	New Media Stockholders: Only stockholders of record of New Media common stock at the close of business on [ ], 2019 are entitled to vote at the New Media special meeting and any adjournment or postponement of the New Media special meeting.

Gannett Stockholders: Only stockholders of record of Gannett common stock at the close of business on [ ], 2019 are entitled to vote at the Gannett special meeting and any adjournment or postponement of the Gannett special meeting.

Q:	What proposals will be considered at the special meetings?
A:	New Media Stockholders: At the New Media special meeting, New Media stockholders will be asked to vote on the following:
•	a proposal to approve the transactions contemplated by the merger agreement, including the Share Issuance (which is referred to as the Transactions Proposal); and
•	a proposal to adjourn the New Media special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Transactions Proposal (which is referred to as the New Media Adjournment Proposal).

Gannett Stockholders: At the Gannett special meeting, Gannett stockholders will be asked to vote on the following:

•	a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (which is referred to as the Merger Proposal);
•	a proposal on an advisory (non-binding) basis to approve the compensation that may be paid or become payable to Gannett’s named executive officers in connection with merger (which is referred to as the Compensation Proposal); and
•	a proposal to adjourn the Gannett special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal (which is referred to as the Gannett Adjournment Proposal).
Q:	How does the New Media Board recommend that I vote?
A:	The New Media Board, following the unanimous recommendation of the Transaction Committee, has unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Share Issuance, are advisable and in the best interests of New Media and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of New Media common stock approve the transactions contemplated by the merger agreement, including the Share Issuance.

The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal.
Q:	How does the Gannett Board recommend that I vote?
A:	The Gannett Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of Gannett common stock adopt the merger agreement.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal.
Q:	How do I vote?
A:	If you are a stockholder of record of New Media as of the close of business on the record date for the New Media special meeting or a stockholder of record of Gannett as of the close of business on the record date for the Gannett special meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by:
•	accessing the internet website specified on your proxy card;
•	calling the toll-free number specified on your proxy card; or
•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

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If you hold New Media or Gannett shares in the name of a broker or other nominee, please follow the voting instructions provided by your broker or other nominee to ensure that your shares are represented at your special meeting.

If you hold Gannett shares through the Gannett 401(k) plan, you have the right to provide instructions to the trustee of the plan on how you wish the shares of Gannett common stock credited to your account to be voted. You may submit such instructions by marking, signing, dating and returning the voting instruction form provided by the trustee. For your convenience, you may also submit your instructions via the internet or by telephone by following the instructions on the voting instruction form. To vote your shares held in Gannett’s 401(k) plan, you must provide appropriate voting instructions by no later than [      ] on [      ], 2019.

Q:	What constitutes a quorum at the special meetings?
A:	New Media Stockholders: The presence of New Media stockholders who represent a majority of New Media’s common stock issued and outstanding and entitled to vote at the New Media special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the New Media special meeting.

Abstentions will be included in the calculation of the number of shares of New Media common stock represented at the New Media special meeting for purposes of determining whether a quorum has been achieved. Because brokers and other nominees are not entitled to vote on the proposals absent specific instructions from the beneficial owner, shares held by brokers or other nominees for which voting instructions have not been provided will not be included in the calculation of the number of shares of New Media common stock represented at the New Media special meeting for purposes of determining whether a quorum has been achieved.

Gannett Stockholders: The presence of Gannett stockholders who represent a majority of Gannett’s common stock issued and outstanding and entitled to vote at the Gannett special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Gannett special meeting.

Abstentions will be included in the calculation of the number of shares of Gannett common stock represented at the Gannett special meeting for purposes of determining whether a quorum has been achieved. Because brokers and other nominees are not entitled to vote on the proposals absent specific instructions from the beneficial owner, shares held by brokers or other nominees for which voting instructions have not been provided will not be included in the calculation of the number of shares of Gannett common stock represented at the Gannett special meeting for purposes of determining whether a quorum has been achieved.
Q:	What vote is required for each proposal?
A:	New Media Stockholders:
•	Approval of the Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders. This means that any votes cast by any Fortress Stockholders will be excluded from both the numerator and the denominator of this calculation.
•	Approval of the New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon.

Gannett Stockholders:

•	Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting.

•	Approval of the Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon. Because the vote on the Compensation Proposal is advisory only, it will not be binding on New Media and Gannett.
•	Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.
Q:	How many votes do I have?
A:	New Media Stockholders: You are entitled to one vote for each share of New Media common stock that you owned as of the close of business on the record date for the New Media special meeting. As of the close of business on the record date, there were [ ] shares of New Media common stock outstanding and entitled to vote at the New Media special meeting.

Gannett Stockholders: You are entitled to one vote for each share of Gannett common stock that you owned as of the close of business on the record date for the Gannett special meeting. As of the close of business on the record date, there were [ ] shares of Gannett common stock outstanding and entitled to vote at the Gannett special meeting.
Q:	What will happen if I fail to vote or vote to abstain from voting?
A:	New Media Stockholders: If you are a New Media stockholder and fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Transactions Proposal, it will have the same effect as a vote against the Transactions Proposal. If you are a New Media stockholder and fail to vote or fail to instruct your broker or other nominee to vote on the New Media Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain on the New Media Adjournment Proposal, it will have the same effect as a vote against the New Media Adjournment Proposal.

Gannett Stockholders: If you are a Gannett stockholder and fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you are a Gannett stockholder and fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Compensation Proposal, it will have no effect, assuming a quorum is present. If you are a Gannett stockholder and fail to vote or fail to instruct your broker or other nominee to vote on the Gannett Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain on the Gannett Adjournment Proposal, it will have the same effect as a vote against the Gannett Adjournment Proposal.

Please note: If you hold Gannett shares through the Gannett 401(k) plan and you do not submit a validly executed voting instruction form or otherwise validly submit any voting instructions to the trustee by [ ] on [ ], 2019, your shares will be voted by the trustee of the plan in the same proportion as instructions provided to the trustee by other participants in the plan.
Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?
A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), your broker or other nominee cannot vote your shares at the special meetings without instructions from you.

You should instruct your broker or other nominee as to how to vote your shares, following the directions that your broker or other nominee provided to you. Please check the voting form used by your broker or other nominee. If you do not provide your broker or other nominee with instructions, your shares will not be counted for purposes of determining a quorum at the applicable special meeting and they will not be voted on any proposal at the applicable special meeting.

Please note that you may not vote shares held in “street name” by returning a proxy card directly to New Media or Gannett or by voting in person at your special meeting unless you provide a “legal proxy”, which you must obtain from your broker or other nominee.

Q:	What will happen if I return my proxy card or voting instruction form without indicating how to vote?
A:	If you are a record stockholder and you return your proxy card without indicating how to vote on any particular proposal, the New Media common stock or Gannett common stock represented by your proxy card will be voted as recommended by the New Media Board or the Gannett Board, as applicable.

If you hold your shares in “street name” by your broker or other nominee or through the Gannett 401(k) plan and you return your voting instruction form without indicating how to vote on any particular proposal, the New Media common stock or Gannett common stock represented thereby will be voted as described on the applicable voting instruction form.
Q:	What does it mean if I receive multiple proxy cards or voting instruction forms?
A:	Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction form you receive or vote using the telephone or the internet as described in the instructions included with each of your proxy card(s) or voting instruction form(s).
Q:	Can I change my vote after having returned a proxy card or voting instruction form?
A:	Yes. If you are a stockholder of record, you can change your vote at any time before your proxy is voted at the applicable special meeting in one of three ways:
•	you can send a written notice of revocation, bearing a later date than your original proxy;
•	you can grant a new, valid proxy bearing a later date than your original proxy (including by telephone or through the internet); or
•	you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose to send a written notice of revocation, your notice should be sent to the address below for New Media or Gannett, as applicable, and must be received no later than the beginning of the applicable special meeting.

New Media Investment Group Inc. c/o Mackenzie Partners, Inc. 1407 Broadway, 27th Floor New York, NY 10018	Gannett Co., Inc. c/o Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022

If your shares are held in “street name” by your broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to change your vote.

If your shares are held through the Gannett 401(k) plan, you may change your vote by submitting new voting instructions to the trustee of the plan no later than [      ] on [      ], 2019. Please follow the directions indicated on the voting instruction form provided by the trustee. Please note that participants in the Gannett 401(k) plan may not vote their plan shares in person at the Gannett special meeting.

Q:	Should Gannett stockholders send in stock certificates or other evidence of ownership now?
A:	No. If your shares of Gannett common stock are represented by certificates, then after the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your shares of Gannett common stock for the merger consideration. If your shares of Gannett common stock are held in “street name” by your broker or other nominee, you may receive instructions from your broker or other nominee as to what action, if any, you need to take to effect the surrender of your “street name” shares in exchange for the merger consideration. Do not send in your certificates now.

Q:	What happens if I sell my shares of Gannett common stock after the record date but before the special meeting?
A:	The record date for the Gannett special meeting (the close of business on [ ], 2019) is earlier than the date of the Gannett special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Gannett common stock after the record date but before the date of the Gannett special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration or to demand appraisal rights. In order to receive the merger consideration or demand appraisal rights, you must hold your shares through completion of the merger.
Q:	What if I hold shares in both New Media and Gannett?
A:	If you are a stockholder of both New Media and Gannett, you will receive two separate packages of proxy materials. A vote cast as a New Media stockholder will not count as a vote cast as a Gannett stockholder, and a vote cast as a Gannett stockholder will not count as a vote cast as a New Media stockholder. Therefore, please separately submit a proxy or voting instructions for each of your New Media and Gannett shares.
Q:	Who is the inspector of election?
A:	The New Media Board has appointed a representative of [ ] to act as the inspector of election at the New Media special meeting. The Gannett Board has appointed a representative of [ ] to act as the inspector of election at the Gannett special meeting.
Q:	Where can I find the voting results of the special meeting?
A:	The preliminary voting results, if available, will be announced at the New Media special meeting and the Gannett special meeting, respectively. In addition, within four business days following certification of the final voting results, each of New Media and Gannett intends to file the final voting results of its special meeting with the SEC as a Current Report on Form 8-K.
Q:	What will happen if all of the proposals to be considered at the special meetings are not approved?
A:	Approval of the Transactions Proposal by New Media stockholders and approval of the Merger Proposal by Gannett stockholders are each conditions to the completion of the merger. As a result, if such approval is not obtained, the merger will not be completed. Approval of the New Media Adjournment Proposal, the Compensation Proposal or the Gannett Adjournment Proposal is not a condition to the completion of the merger.
Q:	Are Gannett stockholders entitled to exercise appraisal rights in connection with the merger instead of receiving the merger consideration for shares of Gannett common stock?
A:	Yes. Under Delaware law, if the merger is completed and certain other conditions described in this joint proxy statement/prospectus are met, holders of Gannett common stock who do not vote in favor of the adoption of the merger agreement and otherwise comply with the requirements and procedures of Section 262 of the DGCL may exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Gannett common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery. The “fair value” could be higher or lower than, or the same as, the merger consideration. For a more detailed description of the appraisal rights available to Gannett stockholders and the procedures required to exercise appraisal rights, see the section entitled “The Merger—Appraisal Rights” beginning on page [ ]. A copy of the full text of Section 262 of the DGCL is attached as Annex F to this joint proxy statement/prospectus.

Holders of New Media common stock will not be entitled to rights of appraisal in connection with the merger.
Q:	What are the U.S. federal income tax consequences of the merger to U.S. holders of Gannett common stock?
A:	The exchange of Gannett common stock pursuant to the merger will be treated as a taxable transaction for stockholders of Gannett for U.S. federal income tax purposes. Therefore, a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences—General” beginning on page [  ]) of Gannett common stock who receives the merger consideration in exchange for such U.S. holder’s shares of Gannett common stock pursuant to the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash and the fair market value of any shares of New Media common stock received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Gannett common stock exchanged therefor.

Except in certain circumstances described in “Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences—General” beginning on page [  ]) of Gannett common stock generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Gannett common stock for any shares of New Media common stock and cash in the merger.

In certain circumstances, Gannett common stockholders who also own shares of New Media common stock at the time of the merger, taking into account the application of certain constructive ownership rules, may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”). All references in this joint proxy statement/prospectus to “Section 304” are to Section 304 of the Code. As described further below under “Material U.S. Federal Income Tax Consequences—The Merger—Special Consequences of the Merger to Holders of Gannett Common Stock That Also Own New Media Common Stock” beginning on page [  ], such stockholders may be required to include the entire amount of the cash consideration received in the merger as dividend income. Non-U.S. holders may be subject to U.S. federal income and withholding tax on such dividend income. In addition, because of the uncertainty regarding the application of Section 304 and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash consideration paid to a Non-U.S. holder in the merger, regardless of whether the Non-U.S. holder also owns shares of New Media common stock at the time of the merger. Holders are urged to consult their tax advisors regarding the application of Section 304 to them based on their particular circumstances, as well as any actions that may be taken to mitigate any potential adverse tax consequences.

Please refer to “Material U.S. Federal Income Tax Consequences—The Merger” beginning on page [  ] for a more complete description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal income tax consequences of the merger to you, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.

Q:	What happens if the merger is not completed?
A:	If the merger is not completed, Gannett stockholders will not receive any consideration for their shares. Instead, Gannett and New Media will remain independent public companies, and shares of Gannett and New Media common stock will continue to be independently listed and traded on the NYSE. Under certain circumstances, Gannett or New Media may be required to pay the other party a termination fee in accordance with the merger agreement. The termination fees are described in more detail in “The Merger Agreement—Termination Fees; Expenses” beginning on page [ ].
Q:	Will New Media and Gannett stockholders still be paid dividends prior to the merger?
A:	Prior to the closing of the merger, each of New Media and Gannett intends to continue to pay its regular quarterly dividend.
Q:	When do you expect the merger to be completed?
A:	New Media and Gannett hope to complete the merger as soon as reasonably practicable and are working to complete the merger in the fourth quarter of 2019. However, the merger is subject to regulatory clearances and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. We cannot presently determine the length of time between the New Media special meeting and the Gannett special meeting and the completion of the merger.

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Q:	Is New Media’s obligation to complete the merger subject to New Media receiving financing?
A:	No. New Media’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the merger. For more information regarding financing of the merger, see the section entitled “The Merger—Financing of the Transaction and Treatment of Existing Debt” beginning on page [ ].
Q:	What is the Amended Management Agreement?
A:	In connection with the merger, New Media and the Manager entered into the Amended Management Agreement, the form of which is attached as Exhibit A to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, which will be effective at closing of the merger and will replace the Existing Management Agreement. It is a condition to Gannett’s obligations to effect the merger that the Amended Management Agreement is not amended, restated or otherwise modified at or prior to the effective time. For more information regarding the Amended Management Agreement, see the section entitled “The Merger—The Amended Management Agreement” beginning on page [ ].
Q:	Are there any risks in the merger or Share Issuance that I should consider?
A:	Yes. There are risks associated with all business combinations, including the merger and the related Share Issuance. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page [ ].
Q:	Who can help answer my questions?
A:	New Media or Gannett stockholders who have questions about the merger, the Share Issuance or the other business to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:
if you are a New Media stockholder:	if you are a Gannett stockholder:

Mackenzie Partners, Inc. 1407 Broadway, 27th Floor New York, NY 10018 Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders May Call Toll-Free: (877) 456-3507 Banks and Brokers May Call Collect: (212) 750-5833

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger and the other business being considered at the New Media and Gannett special meetings. New Media and Gannett urge you to read the remainder of this joint proxy statement/prospectus carefully, including the attached annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page [  ]. We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Companies

New Media Investment Group Inc.

New Media supports small to mid-size communities by providing locally focused print and digital content to its consumers and premier marketing and technology solutions for its small and medium-sized business (“SMB”) partners, and producing world-class events for the media industry and the communities they serve. New Media has a particular focus on owning and acquiring strong local media assets in small to mid-size markets.

New Media’s current portfolio of media assets spans across 612 markets and 39 states. New Media’s products include 654 community print publications and 612 websites. As of June 30, 2019, New Media reaches over 21 million people per week and serves over 200,000 business customers.

For the SMB category, New Media focuses on leveraging its strong local media brands, its in-market sales force and its high consumer penetration rates to offer technology solutions that allow SMBs to operate efficiently and effectively in a digital world. Central to this business strategy is New Media’s wholly owned subsidiary UpCurve, Inc. (“UpCurve”), which provides guided marketing solutions for SMBs and offers cloud-based products with expert guidance and support.

In 2015, New Media started GateHouse Live, its events and promotions business, to leverage New Media’s local brands to create world-class events in the markets New Media serves. In 2018, GateHouse Live produced over 350 events with a collective attendance over 400,000. In 2018, GateHouse Live also expanded into endurance events that include a network of over 90 marathons, half marathons, other footraces and obstacle course races in the United States, Canada and Mexico with over 250,000 attendees annually. GateHouse Live also offers white label event services for third parties.

New Media’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160. New Media’s website is http://www.newmediainv.com. Information included on the New Media website is not incorporated by reference into this joint proxy statement/prospectus. New Media common stock is currently traded on the NYSE under the symbol “NEWM”.

Gannett Co., Inc.

Gannett is an innovative, digitally focused media and marketing solutions company committed to strengthening and fostering the communities in its network and helping them build relationships with their local businesses. With an unmatched local-to-national reach, Gannett touches the lives of more than 125 million people monthly with its Pulitzer-Prize winning content, consumer experiences and benefits, and advertiser products and services.

Gannett owns ReachLocal, Inc. (a digital marketing solutions company), the USA TODAY NETWORK (made up of USA TODAY and 109 local media organizations in 34 states in the U.S. and Guam, including digital sites and affiliates), Newsquest (a wholly owned subsidiary operating in the United Kingdom with more than 150 local media brands), WordStream, Inc. (a self-service, software-as-a-solution digital marketing services company), and SweetIQ (a digital marketing company).

Gannett’s executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107, and its telephone number is (703) 854-6000. Gannett’s website is http://www.gannett.com. Information included on the Gannett website is not incorporated by reference into this joint proxy statement/prospectus. Gannett common stock is currently traded on the NYSE under the symbol “GCI”.

Arctic Holdings LLC

Intermediate Holdco, a wholly owned subsidiary of New Media, is a Delaware limited liability company that was formed on August 1, 2019 for the sole purpose of effecting the merger. Following the merger, Intermediate Holdco will be the direct parent corporation of Gannett and a wholly owned subsidiary of New Media. Intermediate Holdco’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160.

Arctic Acquisition Corp.

Merger Sub, a wholly owned subsidiary of Intermediate Holdco, is a Delaware corporation that was formed on August 1, 2019 for the sole purpose of effecting the merger. In the merger, Merger Sub will be merged with and into Gannett, with Gannett surviving as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media. Merger Sub’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160.

The Merger

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. New Media and Gannett encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page [  ].

Structure of the Merger (see page [  ])

The merger agreement provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving entity. As a result of the merger, Gannett will become a direct wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media.

Merger Consideration (see page [  ])

As a result of the merger, each share of Gannett common stock outstanding immediately prior to the effective time, other than excluded shares and dissenting shares, will be automatically converted into (1) 0.5427 of a share of New Media common stock and (2) the right to receive $6.25 in cash, without interest, subject to applicable withholding taxes. Gannett stockholders will not receive any fractional shares of New Media common stock in the merger. Each Gannett stockholder that would otherwise have been entitled to receive a fraction of a share of New Media common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of New Media common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny.

Recommendations of the New Media Board and the Transaction Committee (see page [  ])

The Transaction Committee unanimously (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders and (2) adopted resolutions recommending that the New Media Board approve and declare the advisability of the merger agreement and the consummation of the transactions contemplated by the merger agreement and that New Media stockholders approve the transactions contemplated by the merger agreement.

The New Media Board, upon the unanimous recommendation of the Transaction Committee, unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by New Media of the merger agreement and declaring the advisability of the merger agreement and (3) adopted resolutions recommending that the holders of New Media common stock approve the transactions contemplated by the merger agreement.

The Transaction Committee and New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal.

Recommendation of the Gannett Board (see page [  ])

The Gannett Board unanimously (1) determined that the merger agreement is advisable and in the best interests of Gannett and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by Gannett of the merger agreement and (3) adopted resolutions recommending that holders of Gannett common stock adopt the merger agreement.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal.

Opinion of New Media’s Financial Advisor (see page [  ])

On August 5, 2019, Credit Suisse, financial advisor to New Media, rendered its oral opinion to the New Media Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the New Media Board dated the same date) to the effect that, as of August 5, 2019 and based upon and subject to various assumptions, matters considered and limitations described in such opinion, the merger consideration to be paid by New Media in the merger pursuant to the merger agreement was fair, from a financial point of view, to New Media.

The full text of the written opinion of Credit Suisse, dated August 5, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Credit Suisse’s opinion was provided to the New Media Board (in its capacity as such) for its information in connection with its evaluation of the merger consideration and only addressed the fairness, from a financial point of view, to New Media of the merger consideration to be paid by New Media in the merger pursuant to the merger agreement and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to New Media, the underlying business decision of New Media to proceed with the merger, the fairness of the merger consideration to Fortress and its affiliates, or the terms of the Existing Management Agreement or the Amended Management Agreement or the obligations of the Manager and New Media thereunder. The opinion does not constitute advice or a recommendation to any New Media stockholder or any other security holder of New Media as to how such stockholder or security holder should vote or act on any matter relating to the proposed merger or otherwise.

Pursuant to an engagement letter between New Media and Credit Suisse, New Media has agreed to pay Credit Suisse for its financial advisory services to New Media in connection with the proposed merger an aggregate fee of $13 million, of which $3 million was payable upon delivery of Credit Suisse’s opinion and $10 million is contingent upon completion of the merger.

Opinion of the Transaction Committee’s Financial Advisor (see page [  ])

The Transaction Committee has engaged Jefferies as its financial advisor in connection with the merger. As part of this engagement, Jefferies delivered a written opinion, dated August 5, 2019, to the Transaction Committee as to the fairness, from a financial point of view and as of such date, to New Media of the merger consideration to be paid by New Media pursuant to the merger agreement. The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex C to this joint proxy statement/prospectus. Jefferies’ opinion was provided for the use and benefit of the Transaction Committee (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the merger or any other matter. Jefferies’ opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to New Media, nor did it address the underlying business decision by New Media to engage in the merger or any term, aspect or implication of any management and advisory agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Transaction Committee or the New Media Board, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the merger or any other matter. The summary of Jefferies’ opinion is qualified in its entirety by reference to the full text of Jefferies’ opinion.

New Media has agreed to pay Jefferies for its financial advisory services to the Transaction Committee in connection with the merger an aggregate fee of $3 million, of which $1.5 million was payable upon delivery of Jefferies’ opinion to the Transaction Committee and $1.5 million is payable contingent upon consummation of the merger.

Opinions of Gannett’s Financial Advisors (see page [  ])

Opinion of Greenhill & Co., LLC

At a meeting of the Gannett Board held on August 4, 2019, Greenhill rendered to the Gannett Board an oral opinion, confirmed by delivery of a written opinion, dated August 4, 2019, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in the written opinion, the merger consideration to be received by the holders of Gannett common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Greenhill, dated August 4, 2019, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Annex D of this joint proxy statement/prospectus. The summary of the Greenhill opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Greenhill provided advisory services and its opinion for the information and assistance of the Gannett Board in connection with its consideration of the proposed merger. Greenhill’s opinion is not a recommendation as to how any holder of shares of Gannett common stock should vote with respect to matters related to the proposed merger, or any other matter.

Pursuant to an engagement letter between Gannett and Greenhill, Gannett has agreed to pay Greenhill a transaction fee for its services in connection with the merger, the calculation of which will be based in part on the value of New Media common stock to be issued in the merger. The amount of such transaction fee is estimated to be approximately $17.5 million (based on the closing share price of New Media common stock on August 26, 2019), $2.5 million of which became payable upon the delivery of Greenhill’s opinion and the rest of which is contingent upon completion of the merger.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Gannett Board held on August 4, 2019, representatives of Goldman Sachs rendered to the Gannett Board the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion, dated August 5, 2019, to the Gannett Board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 5, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Gannett Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any Gannett stockholder should vote with respect to the merger or any other matter.

Pursuant to an engagement letter between Gannett and Goldman Sachs, Gannett has agreed to pay Goldman Sachs a transaction fee for its services in connection with the merger, the calculation of which will be based in part on the value of New Media common stock to be issued in the merger. The amount of such transaction fee is estimated to be approximately $17.5 million (based on the closing share price of New Media common stock on August 26, 2019), all of which is contingent upon consummation of the merger.

Interests of New Media Directors and Executive Officers in the Merger (see page [  ])

In considering the recommendation of the New Media Board to vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal, stockholders should be aware that certain members of the New Media Board and certain executive officers of New Media may have interests in the transactions contemplated by the merger agreement that may be in addition to, or different from, their interests as New Media stockholders.

These interests may create the appearance of conflicts of interest. The New Media Board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Each of the current members of the New Media Board will continue as a director of New Media following the closing of the merger. Additionally, New Media expects that all of New Media’s current executive officers will remain executive officers following the closing of the merger. Also in connection with the execution of the merger agreement, New Media and the Manager entered into the Amended Management Agreement, which will provide for certain issuances of New Media common stock and grants of New Media common stock options to the Manager upon the effective time and opportunities for the Manager to continue to receive incentive payments and management fees through December 31, 2021. Certain executive officers of New Media are affiliated with the Manager and may have interests in the Amended Management Agreement associated with benefits running to Fortress in connection therewith, which may in turn affect compensation arrangements between Fortress and such executive officers. The New Media Board, anticipating that certain terms of the Existing Management Agreement may be amended in connection with the merger, among other reasons, formed the Transaction Committee, to direct and oversee the negotiation of any transaction terms.

In addition, New Media and Gannett have agreed that New Media may implement a cash- and equity-based retention program for the benefit of New Media employees in an aggregate amount not to exceed $5 million. As of the date of this joint proxy statement/prospectus, none of the New Media executive officers have been granted a retention award pursuant to such retention program.

The transactions contemplated by the merger agreement will not result in a “change in control” for purposes of any New Media equity-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered under such awards or agreements by the transactions contemplated by the merger agreement.

Interests of Gannett Directors and Executive Officers in the Merger (see page [  ])

In considering the recommendation of the Gannett Board to vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal, stockholders should be aware that certain of Gannett’s non-employee directors and executive officers have economic interests in the merger that are different from, or in addition to, those of Gannett’s stockholders generally. These interests include, among others: (1) the continued employment of Gannett executive officers with the combined company, (2) the continued service of certain non-employee members of the Gannett Board as directors of New Media, (3) the treatment of equity awards and cash-based performance units, including the potential accelerated vesting of such awards in the event of a qualifying termination of employment following the merger, (4) the potential enhanced severance benefits for executive officers in the event of a qualifying termination of employment following the merger and (5) continuing indemnification rights of non-employee members of the Gannett Board and Gannett executive officers following the merger. The Gannett Board was aware of and considered those interests, among other matters, in determining that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approving the merger agreement and the transactions contemplated by the merger agreement and resolving to recommend that the holders of Gannett common stock adopt the merger agreement.

Treatment of Gannett Equity Awards (see page [  ])

At the effective time:

•	Gannett Stock Options. Each outstanding option to purchase shares of Gannett common stock (each, a “Gannett Stock Option”) will be cancelled and converted into the right to receive, with respect to each share of Gannett common stock underlying such Gannett Stock Option, a cash payment equal to the excess of (1) the sum of (a) the cash consideration and (b) an amount equal to the product of the exchange ratio and the New Media closing price over (2) the exercise price per share of Gannett common stock subject to such option.
•	Gannett Employee RSUs. Each outstanding Gannett restricted stock unit award (other than each Gannett Performance Share Unit, Gannett Director RSU or Gannett Phantom Share Unit, as defined below) with respect to shares of Gannett common stock (each, a “Gannett Employee RSU”) will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Employee RSU immediately prior to the effective time. The number of shares of New Media common stock subject to each converted Gannett Employee RSU will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Employee RSU by the equity award exchange ratio, and rounding to the nearest whole number. Under the merger agreement, the “equity award exchange ratio” is (1) the exchange ratio (0.5427) plus (2) the quotient obtained by dividing $6.25 by the New Media closing price.

•	Gannett Performance Share Units. Each outstanding performance share award with respect to shares of Gannett common stock that is subject to performance-based vesting conditions (each, a “Gannett Performance Share Unit”) will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Performance Share Unit immediately prior to the effective time (except that such restricted stock unit award will be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals). In the case of any Gannett Performance Share Unit granted within one year of the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the target level of performance by (2) the equity award exchange ratio, and rounding to the nearest whole number. In the case of any Gannett Performance Share Unit granted more than one year prior to the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the actual level of performance as of the closing date, as determined in good faith by the Executive Compensation Committee of the Gannett Board, by (2) the equity award exchange ratio, and rounding the resulting number to the nearest whole number.
•	Gannett Phantom Share Units. Each outstanding Gannett phantom share unit subject to a Gannett deferred compensation plan with a value equal to the value of a share of Gannett common stock, whether payable in cash or shares of Gannett common stock (each, a “Gannett Phantom Share Unit”), will be converted into a New Media phantom share unit with the same terms and conditions as were applicable to the Gannett Phantom Share Unit immediately prior to the effective time (including with respect to timing of payment), but with a value equal to the value of a share of New Media common stock. The number of shares of New Media common stock subject to each converted Gannett Phantom Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to the Gannett Phantom Share Unit immediately prior to the effective time by (2) the equity award exchange ratio, and rounding to the nearest whole number.

In addition, as of immediately prior to the effective time:

•	Gannett Director RSUs. Each outstanding restricted stock unit award with respect to shares of Gannett common stock that is held by a non-employee member of the Gannett Board (each, a “Gannett Director RSU”) will be fully accelerated, and at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock subject to such Gannett Director RSU and each dividend equivalent unit in respect of such Gannett Director RSU.
•	Gannett Restricted Stock Awards. The transferability restrictions applicable to each outstanding restricted stock award with respect to shares of Gannett common stock (each, a “Gannett RSA”) will lapse, and at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock granted pursuant to such Gannett RSA.

Material U.S. Federal Income Tax Consequences (see page [  ])

The exchange of Gannett common stock pursuant to the merger will be treated as a taxable transaction for stockholders of Gannett for U.S. federal income tax purposes. Therefore, a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences—General” beginning on page [  ]) of Gannett common stock who receives the merger consideration in exchange for such U.S. holder’s shares of Gannett common stock pursuant to the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash and the fair market value of any shares of New Media common stock received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Gannett common stock exchanged therefor.

Except in certain circumstances described in “Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences—General” beginning on page [  ]) of Gannett common stock generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Gannett common stock for any shares of New Media common stock and cash in the merger.

In certain circumstances, Gannett common stockholders who also own shares of New Media common stock at the time of the merger than, taking into account the application of certain constructive ownership rules, may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”). All references in this joint proxy statement/prospectus to “Section 304” are to Section 304 of the Code. As described further below under “Material U.S. Federal Income Tax Consequences—The Merger—Special Consequences of the Merger to Holders of Gannett Common Stock That Also Own New Media Common Stock” beginning on page [  ], such stockholders may be required to include the entire amount of the cash consideration received in the merger as dividend income. Non-U.S. holders may be subject to U.S. federal income and withholding tax on such dividend income. In addition, because of the uncertainty regarding the application of Section 304 and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash consideration paid to a Non-U.S. holder in the merger, regardless of whether the Non-U.S. holder also owns shares of New Media common stock at the time of the merger. Holders are urged to consult their tax advisors regarding the application of Section 304 to them based on their particular circumstances, as well as any actions that may be taken to mitigate any potential adverse tax consequences.

Please refer to “Material U.S. Federal Income Tax Consequences—The Merger” beginning on page [  ] for a more complete description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the U.S. federal income tax consequences of the merger to you, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.

Governmental and Regulatory Approvals (see page [  ])

The merger is subject to the requirements of the HSR Act, under which New Media and Gannett may not complete the merger until notification and report forms are furnished to the DOJ and the FTC and the HSR Act waiting period is terminated or expires. The merger is also subject to the requirements of the European Union Merger Regulation, under which New Media and Gannett may not complete the merger until a competition filing is made with the European Commission and the merger receives approval by the European Commission.

Each of New Media and Gannett filed its respective HSR Act notification and report with respect to the merger on August 26, 2019. The DOJ is reviewing the merger.

Financing of the Transaction and Treatment of Existing Debt (see page [  ])

New Media’s obligation to close the merger is not conditioned on its ability to obtain financing. New Media expects to finance the cash portion of the merger consideration with a portion of the proceeds of the debt financing described below.

In connection with its entry into the merger agreement, New Media entered into a debt commitment letter, dated August 5, 2019 (the “debt commitment letter”), with Apollo Capital Management, L.P., pursuant to which, subject to the terms and conditions set forth therein, Apollo Capital Management, L.P., on behalf of one or more funds, accounts or other clients managed by Apollo Capital Management, L.P. or its affiliates (such funds, accounts or other clients, together with Apollo Capital Management, L.P., “Apollo”), committed to provide a five-year senior secured term loan facility in an aggregate principal amount of $1.792 billion (the “acquisition term loan facility”). Apollo’s obligations to fund the acquisition term loan facility are subject to several limited conditions as set forth in the debt commitment letter, including, among others, the completion of the merger and the refinancing of certain outstanding indebtedness of Gannett and New Media with the proceeds of the acquisition term loan facility.

The Amended Management Agreement (see page [  ])

On August 5, 2019, in connection with the execution of the merger agreement, New Media and the Manager entered into the Amended Management Agreement, the form of which is attached as Exhibit A to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Effective upon the consummation of the merger, the Amended Management Agreement will replace the Existing Management Agreement. It is a condition to Gannett’s obligations to effect the merger that the Amended Management Agreement is not amended, restated or otherwise modified at or prior to the effective time.

In connection with entering into the Amended Management Agreement and the occurrence of the effective time, New Media will issue to the Manager 4,205,607 shares of New Media common stock. The Manager is restricted from selling these shares until the expiration of the Amended Management Agreement, or otherwise upon a change in control and certain other extraordinary events. New Media will also grant to the Manager options to acquire 3,163,264 shares of New Media common stock. These options will have an exercise price of $15.50 and become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of New Media common stock (on its principal U.S. national securities exchange) is at or above $20 per share (subject to adjustment), and also upon a change in control and certain other extraordinary events.

Governance of the Combined Company (see page [  ])

Exhibit C (Governance Matters) to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, contains certain provisions relating to the governance of the combined company following completion of the merger.

Board of Directors

At the effective time, the board of directors of the combined company will consist of nine directors, including:

•	five directors designated by New Media from among the directors serving on the New Media Board as of immediately prior to the effective time, all of whom must qualify as an “independent director” with respect to New Media, the Manager and Apollo under the rules and regulations of the NYSE (each, an “Independent New Media Director”);
•	three directors designated by Gannett from among the directors serving on the Gannett Board as of immediately prior to the effective time, all of whom must qualify as an “independent director” with respect to New Media and Gannett under the rules and regulations of the NYSE (each, an “Independent Gannett Director”); and
•	the Chief Executive Officer (“CEO”) of New Media as of the effective time.

Transformation Committee

Effective prior to or as of the effective time, the New Media Board will create a Transformation Committee whose responsibilities will be to assist the board of the directors of the combined company in achieving the combined company’s and its operating subsidiaries’ digital transformation. As of the effective time, the Transformation Committee will consist of four directors, two of whom will be Independent New Media Directors and two of whom will be Independent Gannett Directors.

Compensation Committee

As of the effective time, the Compensation Committee of the board of directors of the combined company shall consist of three directors, one of whom will be an Independent Gannett Director.

Chief Executive Officer

For any term that would include the period from or after January 1, 2023, the annual reappointment of Michael E. Reed as CEO of New Media will require a vote of two-thirds of the independent directors of the combined company.

Chief Executive Officer of the Operating Subsidiaries

At the effective time, Gannett’s current CEO, Paul J. Bascobert, will be the CEO of all of New Media’s operating subsidiaries, provided he is still serving as the CEO of Gannett immediately prior to the effective time.

After the effective time, the appointment, reappointment or termination of the individual serving as the CEO of the operating subsidiaries of New Media, or as the principal executive responsible for overseeing and implementing New Media’s and its operating subsidiaries’ digital transformation, will require a vote of two-thirds of the independent directors of combined company.

Headquarters

From and after the effective time, Gannett’s headquarters in McLean, Virginia will serve as the headquarters of the combined company.

Name of Combined Company; Ticker Symbol

Exhibit C (Governance Matters) to the merger agreement requires that as of or within a reasonable time following the effective time, New Media’s operating subsidiaries will begin operating under the “Gannett” brand. Although not required by the terms of the merger agreement, New Media and Gannett have agreed that following the closing of the merger, the combined company will operate under the name “Gannett Co., Inc.” and the ticker symbol of the combined company will be “GCI”.

No Solicitation (see page [  ])

New Media and Gannett have each agreed not to (1) solicit, initiate or knowingly encourage or knowingly facilitate any acquisition proposal (which is described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page [  ]) or knowingly take any action that would reasonably be expected to lead to any acquisition proposal, or endorse any acquisition proposal, (2) enter into any agreement to (a) consummate any acquisition proposal or otherwise relating to any acquisition proposal (other than a confidentiality agreement that would be permitted by the merger agreement), (b) approve or endorse any acquisition proposal or (c) require such party, in connection with any acquisition proposal, to abandon, terminate or fail to consummate the merger, (3) enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person non-public information with respect to its business, properties or assets in connection with any acquisition proposal or (4) agree or publicly propose or resolve to take, or take, any of the foregoing actions.

Notwithstanding these restrictions, if prior to the special meeting of its stockholders, New Media or Gannett receives an unsolicited bona fide written acquisition proposal and its board of directors determines in good faith that (1) the acquisition proposal constitutes or would reasonably be expected to result in a superior proposal (which is described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page [  ]) and (2) failure to take such action would be inconsistent with its fiduciary duties of under applicable law, the relevant company may furnish information with respect to itself to, and engage in negotiations or discussions with, the party making the acquisition proposal. New Media and Gannett have agreed to notify each other within 48 hours of the receipt of any acquisition proposal or any request for information that is reasonably likely to lead to an acquisition proposal, or of any determination described in clause (1) or (2) of the preceding sentence by its board of directors. Each party has also agreed to keep the other party informed on a reasonably current basis of the status and material details and substantive discussions (including any amendments or proposed amendments) with respect to any acquisition proposal.

Changes in Board Recommendations (see page [  ])

Each of New Media and Gannett has agreed that its board of directors and any committee thereof (including in the case of New Media, the Transaction Committee) will not (1) change, withdraw, modify, qualify, withhold or amend in any manner adverse to the other party the recommendation of the board of directors or, in the case of New Media, the recommendation of the Transaction Committee, that New Media stockholders or Gannett stockholders, as applicable, approve the transactions contemplated by the merger agreement or adopt the merger agreement, respectively (or publicly propose to do so), (2) approve, declare advisable or recommend any acquisition proposal (or publicly propose to do so), (3) fail to include in this joint proxy statement/prospectus the recommendation of the board of directors or, in the case of New Media, the recommendation of the Transaction Committee, that New Media stockholders or Gannett stockholders, as applicable, approve the transactions contemplated by the merger agreement or adopt the merger agreement, respectively, (4) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the board of directors or, in the case of New Media, the Transaction Committee, or (5) after receipt of any acquisition proposal, other than with respect to certain periods applicable to tender or exchange offers, fail to publicly reaffirm the recommendation of the board of directors or, in the case of the New Media, the recommendation of the Transaction Committee, or fail to recommend against an acquisition proposal within five business days after a request by the other party to do so (subject to certain limitations). We refer to any of the above actions as a “change in recommendation”.

Notwithstanding the foregoing, subject to compliance with certain notice and procedural requirements, the New Media Board (or the Transaction Committee) or the Gannett Board, as applicable, may make a change in recommendation at any time prior to the approval of the transactions contemplated by New Media stockholders or adoption of the merger agreement Gannett stockholders, as applicable, in response to (1) an intervening event (which is described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page [  ]), or (2) receipt after the date of the merger agreement of an unsolicited bona fide written acquisition proposal that the board of directors or, in the case of New Media, the Transaction Committee, determines in good faith is a superior proposal, in each case, if the applicable board of directors or, in the case of New Media, the Transaction Committee, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary under applicable law.

For a more complete description of the restrictions on changes in recommendation in the merger agreement, see the section entitled “The Merger Agreement—Covenants and Agreements—Changes in Recommendations” beginning on page [  ].

Conditions to the Merger (see page [  ])

Each party’s obligation to effect the merger is subject to the satisfaction or (to the extent permitted by law) waiver by New Media and Gannett at or prior to the effective time of the following conditions:

•	Gannett Stockholder Approval. Gannett having obtained stockholder approval of the Merger Proposal (which is sometimes referred to as the “Gannett stockholder approval”).
•	New Media Stockholder Approval. New Media having obtained stockholder approval of the Transactions Proposal (which is sometimes referred to as the “New Media stockholder approval”).
•	Absence of Legal Restraint. No law or order being in effect having the effect of enjoining, retraining or otherwise prohibiting or making illegal the consummation of the merger.
•	Absence of Regulatory Proceedings. None of the DOJ, the FTC or the European Commission having instituted a proceeding seeking to enjoin, restrain or otherwise prohibit consummation of the merger.
•	Regulatory Clearances The waiting period (and any extension thereof) applicable to the merger under the HSR Act having been terminated or having expired, and approval of the merger from European Commission under the European Union Merger Regulation having been received.
•	NYSE Listing. The shares of New Media common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.
•	Effectiveness of Registration Statement. The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part having been declared effective by the SEC under the Securities Act (with no stop order having been issued and no proceeding for that purpose having been initiated or threatened by the SEC).

The obligations of New Media, Intermediate Holdco and Merger Sub to effect the merger are further subject to the satisfaction, or waiver by New Media, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties. The representations and warranties of Gannett in the merger agreement being true and correct, in each case both when made and at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject in most cases to “materiality” and “material adverse effect” qualifications.

•	Covenants. Gannett having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. New Media having received a certificate of an executive officer of Gannett, dated as of the closing date, certifying that the foregoing two conditions have been satisfied.

The obligations of Gannett to effect the merger are further subject to the satisfaction, or waiver by Gannett, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties. The representations and warranties of New Media, Intermediate Holdco and Merger Sub in the merger agreement being true and correct, in each case, both when made and at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject in most cases to “materiality” and “material adverse effect” qualifications.
•	Covenants. New Media having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Gannett having received a certificate of an executive officer of New Media, dated as of the closing date, certifying that the foregoing two conditions have been satisfied.
•	Amended and Restated Management Agreement. The Amended and Restated Management Agreement not being amended, restated or otherwise modified after the date of the merger agreement and remaining in full force and effect in accordance with its terms.

Closing of the Merger (see page [  ])

Unless the merger agreement is terminated, as described in the section entitled “The Merger Agreement—Termination” beginning on page [  ], the closing of the merger will occur on the second business day after the satisfaction or waiver (to the extent permitted by applicable law) of the closing conditions described above (other than those conditions that are to be satisfied at the closing but subject to the satisfaction or waiver of such conditions), or on such other date as agreed to in writing by New Media and Gannett.

Termination (see page [  ])

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time as follows (subject to certain restrictions on a party’s right to terminate in the event of certain breaches of the merger agreement):

•	by mutual written consent of New Media and Gannett;
•	by either New Media or Gannett:
○	if the merger has not occurred on or before February 5, 2020 (which is referred to as the “termination date”), except that if on this termination date, any of the conditions relating to the absence of legal restraints (to the extent relating to the required regulatory clearances), absence of regulatory proceedings or receipt of regulatory clearances are not satisfied, but all other closing conditions either have been satisfied or waived (or would have been capable of being satisfied if the closing were to occur on such date), then the termination date will automatically be extended to May 5, 2020;
○	if any legal restraint permanently prohibiting the merger is in effect and has become final and non-appealable;
○	if (1) the Gannett stockholder approval has not been obtained at the Gannett special meeting or (2) the New Media stockholder approval has not been obtained at the New Media special meeting (in each case, as the applicable meeting may have been adjourned or postponed in accordance with the merger agreement); or
○	if the other party has breached any representation, warranty, covenant or agreement in the merger agreement such that the applicable closing condition with respect thereto would not be satisfied,

and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach and (b) the termination date;

•	by Gannett:
○	prior to the receipt of the New Media stockholder approval, if there has been a change in recommendation effected by the New Media Board; or
○	prior to the receipt of the Gannett stockholder approval and if permitted by the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal, subject to the prior or concurrent payment of a $45 million termination fee to New Media; or
•	by New Media:
○	prior to the receipt of the Gannett stockholder approval, if there has been a change in recommendation effected by the Gannett Board; or
○	prior to the receipt of the New Media stockholder approval and if permitted by the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal, subject to the prior or concurrent payment of a $28 million termination fee to Gannett.

Any termination of the merger agreement by New Media may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee.

Termination Fees; Expenses (see page [  ])

All fees and expenses incurred in connection with the merger will be paid by party incurring such fees and expenses, except (1) New Media and Gannett will each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus, (2) New Media and Gannett will each bear and pay one-half of the filing fees related to the merger and the merger agreement under the HSR Act, and (3) as otherwise provided in the merger agreement provisions relating to obtaining financing, repayment of indebtedness and payment of termination fees.

If the merger agreement is terminated under certain circumstances, New Media or Gannett, as applicable, will be required to pay to the other party a termination fee.

Gannett will be required to pay to New Media a termination fee of $45 million in any of the following circumstances:

•	if Gannett terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.
•	if New Media terminates the merger agreement because of a change in recommendation by the Gannett Board
•	if the merger agreement is terminated because of a failure to obtain the Gannett stockholder approval and, at the time of such termination, New Media had the right to terminate the merger agreement because the Gannett Board had previously changed its recommendation;
•	if all of the following events occur:
○	the merger agreement is terminated because of (1) a failure of the merger to occur by the termination date, (2) a failure to obtain the Gannett stockholder approval, (3) a breach by Gannett of its covenants relating to no solicitation, changes in recommendation or stockholder meeting matters;
○	after the date of the merger agreement, an acquisition proposal with respect to Gannett is publicly disclosed or announced or becomes publicly known prior to the event giving rise to the termination, or in the case of termination because of a breach by Gannett, prior to the termination: and
○	within 12 months following such termination, any acquisition proposal is consummated, or Gannett enters into a definitive agreement with respect to an acquisition proposal or a person commences a tender offer or exchange offer in respect of an acquisition proposal that is thereafter consummated (even if after such 12-month period).

New Media will be required to pay to Gannett a termination fee of $28 million in any of the following circumstances:

•	if New Media terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal;
•	if Gannett terminates the merger agreement because of a change in recommendation by the New Media Board or the Transaction Committee;
•	if the merger agreement is terminated because of a failure to obtain the New Media stockholder approval and, at the time of such termination, Gannett had the right to terminate the merger agreement because the New Media Board or the Transaction Committee had previously changed its recommendation;
•	if all of the following events occur:
○	the merger agreement is terminated because of (1) a failure of the merger to occur by the termination date, (2) a failure to obtain the New Media stockholder approval, (3) a breach by New Media of its covenants relating to no solicitation, changes in recommendation or stockholder meeting matters;
○	after the date of the merger agreement, an acquisition proposal with respect to New Media is publicly disclosed or announced or becomes publicly known prior to the event giving rise to the termination, or in the case of termination because of a breach by New Media, prior to the termination: and
○	within 12 months following such termination, New Media consummates an acquisition proposal, or New Media enters into a definitive agreement with respect to an acquisition proposal or a person commences a tender offer or exchange offer in respect of an acquisition proposal that is thereafter consummated (even if after such 12-month period).

Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once.

Appraisal Rights (see page [  ])

Under Delaware law, if the merger is completed and certain conditions described herein are met, holders of Gannett common stock who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the requirements and procedures of Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Gannett common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. A copy of the full text of Section 262 of the DGCL is attached as Annex F to this joint proxy statement/prospectus. Gannett stockholders are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Gannett stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply with Section 262 of the DGCL may result in loss of the right of appraisal.

The Meetings

The New Media Special Meeting (see page [  ])

Date, Time, Place and Purpose

The New Media special meeting will be held at [      ], on [      ], 2019, at [      ], local time.

The purpose of the New Media special meeting is to consider and vote on:

•	the Transactions Proposal; and
•	the New Media Adjournment Proposal.

Completion of the merger is conditioned on the approval of the Transactions Proposal.

Record Date; Stockholders Entitled to Vote

Only New Media stockholders of record at the close of business on [      ], 2019, the New Media record date for the New Media special meeting, are entitled to notice of, and to vote at, the New Media special meeting or any adjournments or postponements thereof.

On the record date, there were [      ] shares of New Media common stock outstanding and entitled to vote at the New Media special meeting. Each share of New Media common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the New Media special meeting. New Media stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the New Media special meeting.

Required Vote; Abstentions

The votes required for each proposal are as follows:

•	Approval of the Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders.
•	Approval of the New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon.

If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Transactions Proposal, it will have the same effect as a vote against the Transactions Proposal. If you fail to vote or fail to instruct your broker or other nominee to vote on the New Media Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote against the New Media Adjournment Proposal.

Voting by New Media’s and Gannett’s Directors and Executive Officers

At the close of business on the record date for the New Media special meeting, directors and executive officers of New Media and their affiliates, as a group, owned and were entitled to vote [      ] shares of New Media common stock, or approximately [  ]% of the shares of New Media common stock outstanding on that date. New Media currently expects that New Media’s directors and executive officers will vote their shares in favor of each of the proposals to be considered by New Media stockholders, although none of them has entered into any agreement obligating them to do so. However, shares held by certain executive officers of New Media affiliated with the Manager, will be excluded from both the numerator and the denominator in calculating whether a majority of the outstanding shares of New Media common stock approved the Transactions Proposal.

The Gannett Special Meeting (see page [  ])

Date, Time, Place and Purpose

The Gannett special meeting will be held at [      ], on [      ], 2019, at [      ], local time.

The purpose of the Gannett special meeting is to consider and vote on:

•	the Merger Proposal;

•	the Compensation Proposal; and
•	the Gannett Adjournment Proposal.

Completion of the merger is conditioned on the approval of the Merger Proposal.

Record Date; Stockholders Entitled to Vote

Only Gannett stockholders of record at the close of business on [      ], 2019, the record date for the Gannett special meeting, are entitled to notice of, and to vote at, the Gannett special meeting or any adjournments or postponements thereof.

On the record date, there were [      ] shares of Gannett common stock outstanding and entitled to vote at the Gannett special meeting. Each share of Gannett common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Gannett special meeting. Gannett stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the Gannett special meeting.

Required Vote; Abstentions

The votes required for each proposal are as follows:

•	Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting.
•	Approval of the Compensation Proposal, which is an advisory (non-binding) vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.
•	Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.

If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Compensation Proposal, it will have no effect, assuming a quorum is present. If you fail to vote or fail to instruct your broker or other nominee to vote on the Gannett Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain on the Gannett Adjournment Proposal, it will have the same effect as a vote against the Gannett Adjournment Proposal.

Voting by Gannett’s Directors and Executive Officers

At the close of business on the record date for the Gannett special meeting, directors and executive officers of Gannett and their affiliates, as a group, owned and were entitled to vote [      ] shares of Gannett common stock, or approximately [  ]% of the shares of Gannett common stock outstanding on that date. Gannett currently expects that Gannett’s directors and executive officers will vote their shares in favor of each of the proposals to be considered by Gannett stockholders, although none of them has entered into any agreement obligating them to do so.

Summary Historical Consolidated Financial Data

Summary Consolidated Historical Financial Data of New Media

The following selected historical information is being provided to assist you in your analysis of the financial aspects of the transaction. The New Media annual historical information is derived from the audited consolidated financial statements of New Media as of and for each of the fiscal years in the five-year period ended December 30, 2018. The New Media data as of and for the six months ended June 30, 2019 and July 1, 2018 has been derived from the unaudited interim financial statements of New Media and, in the opinion of New Media’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods.

The information is only a summary and should be read in conjunction with New Media’s historical consolidated financial statements and related notes contained in New Media’s Annual Reports on Form 10-K for the year ended December 30, 2018 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed with the SEC. For information on where you can obtain copies of this information, see the section entitled “Where You Can Find More Information” beginning on page [  ]. The historical results included below and elsewhere in this joint proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of New Media, Gannett or the combined company after the transaction.

Summary of Operations Data of New Media

	Six Months Ended		Fiscal Year Ended
	June 30, 2019	July 1, 2018	December 30, 2018	December 31, 2017(1)	December 25, 2016	December 27, 2015	December 28, 2014
(in thousands, except per share data)
Revenues:
Advertising	$363,462	$350,868	$728,327	$683,990	$684,900	$696,696	$385,399
Circulation	303,015	274,527	574,963	474,324	421,497	378,263	195,661
Commercial printing and other	125,510	104,172	222,734	183,690	148,959	120,856	71,263
Total revenues	791,987	729,567	1,526,024	1,342,004	1,255,356	1,195,815	652,323
Operating costs and expenses:
Operating costs	462,902	414,164	865,234	742,822	699,312	656,555	368,420
Selling, general and administrative	261,548	245,656	505,282	449,108	415,776	406,282	211,829
Depreciation and amortization	44,251	39,182	84,791	74,394	67,774	67,752	41,450
Integration and reorganization costs	7,342	4,179	15,011	8,903	8,352	8,052	2,796
Impairment of long-lived assets	2,469	—	1,538	7,142	—	—	—
Goodwill and mastheads impairment	—	—	—	27,448	—	4,800	—
Net (gain) loss on sale or disposal of assets	2,737	(3,979)	(3,971)	(1,649)	3,564	(51,051)	1,472
Operating income	10,738	30,365	58,139	33,836	60,578	103,425	26,356
Interest expense, amortization of deferred financing costs, loss on early extinguishment of debt, and other income	19,775	16,494	38,120	34,270	31,256	32,407	26,848
Income (loss) from continuing operations before income taxes	(9,037)	13,871	20,019	(434)	29,322	71,018	(492)
Income tax expense (benefit)	(2,297)	2,830	1,912	481	(2,319)	3,404	2,713
Net income (loss)	(6,740)	11,041	18,107	(915)	31,641	67,614	(3,205)
Net loss attributable to noncontrolling interest	(449)	—	(89)	—	—	—	—
Net income (loss) attributable to New Media	$(6,291)	$11,041	$18,196	$(915)	$31,641	$67,614	$(3,205)

	Six Months Ended		Fiscal Year Ended
	June 30, 2019	July 1, 2018	December 30, 2018	December 31, 2017(1)	December 25, 2016	December 27, 2015	December 28, 2014
Basic net income (loss) attributable to New Media common stockholders per share	$(0.10)	$0.20	$0.31	$(0.02)	$0.70	$1.54	$(0.10)
Diluted net income (loss) attributable to New Media common stockholders per share	$(0.10)	$0.20	$0.31	$(0.02)	$0.70	$1.53	$(0.10)
Dividends declared per share	$0.76	$0.74	$1.49	$1.42	$1.34	$1.29	$0.54
(1)	53 weeks.

Balance Sheet Data of New Media

	As of
	June 30, 2019	July 1, 2018	December 30, 2018	December 31, 2017	December 25, 2016	December 27, 2015	December 28, 2014
(in thousands)
Total assets	$1,487,878	$1,430,057	$1,443,864	$1,283,546	$1,336,030	$1,197,120	$817,574
Total long-term obligations, including current maturities(1)	566,086	424,514	457,391	375,245	366,463	363,645	225,059
Redeemable noncontrolling interest	1,098	—	1,547	—	—	—	—
Stockholders’ equity	666,262	755,285	717,223	674,393	754,973	647,073	484,127
(1)	Includes operating lease liabilities at June 30, 2019, totaling $116,923.

Summary Consolidated Historical Financial Data of Gannett

The following selected historical information is being provided to assist you in your analysis of the financial aspects of the transaction. The Gannett annual historical information is derived from the audited consolidated financial statements of Gannett for fiscal years 2014 through 2018. The financial information included in the table below for periods prior to Gannett’s separation from its former parent on June 29, 2015 may not necessarily reflect what Gannett’s financial position, results of operations, and cash flows would have been had Gannett been an independent publicly-traded company during the periods presented.

The Gannett data as of and for the six months ended June 30, 2019 and 2018 has been derived from the unaudited interim financial statements of Gannett and, in the opinion of Gannett’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods.

The information is only a summary and should be read in conjunction with Gannett’s historical consolidated financial statements and related notes contained in Gannett’s Annual Reports on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed with the SEC. For information on where you can obtain copies of this information, see the section entitled “Where You Can Find More Information” beginning on page [  ]. The historical results included below and elsewhere in this joint proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of New Media, Gannett or the combined company after the transaction.

	Six Months Ended		Fiscal Year Ended(1)
	June 30, 2019	June 30, 2018	December 31, 2018	December 31, 2017	December 25, 2016	December 27, 2015	December 28, 2014
(in thousands, except per share data)
Total operating revenue	$1,323,762	$1,453,719	$2,916,838	$3,146,480	$3,047,474	$2,885,012	$3,171,878
Operating income	46,945	17,761	28,762	67,571	89,370	164,505	262,331
Net income	14,820	15,929	15,040	6,887	52,710	146,091	210,705
Earnings per share - basic	0.13	0.14	0.13	0.06	0.45	1.27	1.83
Earnings per share - diluted	0.13	0.14	0.13	0.06	0.44	1.25	1.83

Other selected financial data
Dividends declared per share	$0.32	$0.32	$0.64	$0.64	$0.64	$0.32	$—
Weighted average number of common shares outstanding:
Basic	114,485	112,852	112,970	113,047	116,018	115,165	114,959
Diluted	117,375	116,035	115,751	115,610	118,625	116,695	114,959

Financial position and cash flow
Cash and cash equivalents	$68,558	$209,678	$93,559	$120,589	$114,324	$196,696	$71,947
Long-term debt, excluding current maturities	171,832	336,776	304,264	355,000	400,000	—	—
Total assets	2,576,896	2,551,351	2,478,411	2,569,977	2,844,681	2,427,799	2,384,460
(1)	Starting in 2018, Gannett’s fiscal year coincides with the Gregorian calendar. In 2017 and prior, Gannett’s fiscal year ended on the last Sunday of the calendar year. Fiscal year 2017 consisted of 53 weeks, and all other fiscal years presented in the table above consisted of 52 weeks.

Notes to Summary Consolidated Historical Financial Data of Gannett

Restructuring charges and asset impairments

Gannett incurred restructuring costs of $27.7 million for the six months ended June 30, 2019, $21.9 million for the six months ended June 30, 2018, $67.9 million in 2018, $44.3 million in 2017, $45.8 million in 2016, $77.4 million in 2015, and $51.1 million in 2014. Gannett recorded asset impairment charges of $0.8 million for the six months ended June 30, 2019, $14.2 million for the six months ended June 30, 2018, $50.5 million in 2018, $46.8 million in 2017, $55.9 million in 2016, $29.1 million in 2015, and $4.0 million in 2014.

Acquisitions

Gannett, along with its subsidiaries, made the significant acquisitions listed below during the periods listed. There were no significant dispositions. The results of operations of these acquired businesses are included in the accompanying selected historical financial information from the date of acquisition.

Year	Name	Location	Description
2018	WordStream	Boston, Massachusetts	Provider of cloud-based software-as-a-service solutions
2017	SweetIQ	Montreal, Canada	Digital marketing solutions firm
2016	Journal Media Group	Milwaukee, Wisconsin	Media company with print and digital publishing operations
	North Jersey Media Group	Woodland Park, New Jersey	Media company with print and digital publishing operations
	ReachLocal	Woodland Hills, California	Digital marketing solutions firm
2015	Texas-New Mexico Newspapers Partnership	Texas, New Mexico, Pennsylvania	Media company with print and digital publishing operations
	Romanes Media Group	Scotland, Berkshire, Northern Ireland	Media company with print and digital publishing operations

Selected Unaudited Pro Forma Condensed Combined Financial Information of New Media and Gannett

The following selected unaudited pro forma condensed combined financial data (the “selected pro forma data”) is presented to illustrate the estimated effects of the pending merger of New Media and Gannett, as further described in the notes to the unaudited pro forma condensed combined financial information appearing elsewhere in this joint proxy statement/prospectus. The merger will be accounted for as a purchase with New Media considered to be acquiring Gannett in the merger for accounting purposes. The selected pro forma data has been prepared using the acquisition method of accounting in accordance with ASC 805, under which the assets and liabilities of Gannett will be recorded by New Media at their respective fair values as of the date the merger is consummated. The selected unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had occurred on June 30, 2019. The selected unaudited pro forma condensed combined statement of operations data for the twelve months ended December 30, 2018 and for the six months ended June 30, 2019, gives effect to the merger as if it had occurred on January 1, 2018.

The selected pro forma data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of New Media and Gannett, which are incorporated in this joint proxy statement/prospectus by reference. For more information, see “Where You Can Find More Information” and “Unaudited Condensed Combined Pro Forma Financial Information”. New Media operates on a 52- or 53-week fiscal year that ends on the last Sunday in December. Gannett operates on a fiscal year that ends on December 31 of each year.

The selected pro forma data has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been consummated as of the dates indicated. In addition, the selected pro forma data does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary fair values of assets acquired and liabilities assumed and other pro forma adjustments reflected in the selected pro forma data are subject to adjustment and may vary materially from the fair values that will be recorded upon consummation of the merger, and these differences could have a material impact on the accompanying unaudited condensed combined pro forma financial information and the combined company’s future results of operations and financial position.

	For the Twelve Months Ended December 30, 2018	For the Six Months Ended June 30, 2019
(in thousands, except per share data)
Pro Forma Combined Statement of Operations Data
Revenues	$4,441,266	$2,113,678
Operating income	93,100	38,669
Income tax expense	17,031	6,850
Net loss	(130,014)	(91,795)
Basic earnings per share	$(1.04)	$(0.72)
Diluted earnings per share	(1.04)	(0.72)
As of June 30, 2019
Pro Forma Combined Balance Sheet Data
Property, plant and equipment, net	$1,145,942
Goodwill and intangible assets, net	1,957,996
Total assets	4,404,600
Long-term debt	1,671,895
Stockholders' equity	1,184,081

Unaudited Comparative Per Share Data

The following table sets forth selected per share information for New Media common stock and Gannett common stock on a historical and unaudited pro forma combined basis for the six months ended June 30, 2019, and for the year ended December 31, 2018, for Gannett, and December 30, 2018, for New Media.

This information should be read together with the consolidated financial statements and related notes of New Media and Gannett and with the “Unaudited Pro Forma Condensed Combined Financial Information”. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma (loss) income per share of the combined company is computed by dividing the pro forma (loss) income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The New Media pro forma combined cash dividends per share is based on the expected annual dividend of the combined company, as announced. The Gannett pro forma equivalent per common share amounts were calculated by multiplying the New Media pro forma combined per share information by the exchange ratio of 0.5427.

	New Media		Gannett
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Basis (loss) income per common share:
Six months ended June 30, 2019	$(0.10)	$(0.72)	$0.13	$(0.39)
Year ended (December 30, 2018 for New Media; December 31, 2018 for Gannett)	$0.31	$(1.04)	$0.13	$(0.56)

Diluted (loss) income per common share:
Six months ended June 30, 2019	$(0.10)	$(0.72)	$0.13	$(0.39)
Year ended (December 30, 2018 for New Media; December 31, 2018 for Gannett)	$0.31	$(1.04)	$0.13	$(0.56)

Cash dividends declared per common share:
Six months ended June 30, 2019	$0.76	$0.38	$0.32	$0.21
Year ended (December 30, 2018 for New Media; December 31, 2018 for Gannett)	$1.49	$0.76	$0.64	$0.41

Book value per common share:
As of June 30, 2019	$11.02	$9.57	$9.31	$5.19
As of (December 30, 2018 for New Media; December 31, 2018 for Gannett)	$11.89	N/A	$9.15	N/A

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page [  ], New Media stockholders should carefully consider the following risks before deciding whether to vote to approve the New Media proposals, and Gannett stockholders should carefully consider the following risk factors before deciding whether to vote to approve the Gannett proposals. In addition, you should read and consider the risks associated with each of the businesses of New Media and Gannett because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the respective Annual Reports of New Media and Gannett on Form 10-K for the fiscal year ended December 30, 2018 and December 31, 2018, respectively, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. New Media and Gannett urge you to carefully read this entire joint proxy statement/prospectus and its annexes and the other documents incorporated by reference into this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information” beginning on page [  ].

Risks Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in the stock prices of either New Media or Gannett.

At the closing of the merger, each share of Gannett common stock will be converted into the right to receive $6.25 in cash and 0.5427 fully paid and nonassessable shares of New Media common stock with cash paid in lieu of fractional shares of New Media common stock that otherwise would have been issued. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either New Media common stock or Gannett common stock. Because the exchange ratio is fixed, changes in the price of New Media common stock prior to the merger will affect the value of the merger consideration that Gannett stockholders will receive following the effective time. In addition, New Media will issue an amount of shares of New Media common stock in the merger based on the number of shares of Gannett common stock outstanding as of the effective time, and the amount of shares of New Media common stock issued in the merger will not change based on the price of the shares of New Media common stock or Gannett common stock as of the effective time or their relative price, or any changes in their price or relative price prior to the merger. As a result, changes in the price of New Media common stock prior to the completion of the merger will affect the value of New Media common stock that Gannett stockholders will receive pursuant to the merger.

Changes in the market prices of New Media common stock and Gannett common stock may result from a variety of factors that are beyond New Media’s and Gannett’s control, including changes in business, operations, financial results and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. The price of New Media common stock has fluctuated during the period between the date the merger agreement was executed and the date of this joint proxy statement/prospectus, and may continue to change through the date of the special meetings and the effective time. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of New Media common stock during the period from August 2, 2019, the last full trading day before New Media’s public announcement of its intent to acquire Gannett, through [ ], 2019, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of [ ] to a high of [ ] for each share of Gannett common stock. The actual market value of the New Media common stock received by Gannett stockholders upon the completion of the merger may be outside of this range. As such, at the time of the relevant company’s meeting of stockholders to consider and vote on the New Media proposals or Gannett proposals, as applicable, Gannett’s stockholders will not know or be able to determine the exact value of the merger consideration.

The merger is subject to conditions, some or all of which may not be satisfied or completed on a timely basis, if at all. Failure to complete the merger in a timely manner or at all could have adverse effects on New Media and Gannett.

The completion of the merger is subject to a number of conditions that must be satisfied or waived, including, among others, (1) the approval by New Media stockholders of the Transactions Proposal; (2) the approval of Gannett stockholders of the Merger Proposal; (3) the termination or expiration of the waiting period under the HSR Act; (4)

confirmation of approval under the European Union Merger Regulation and (5) the absence of an injunction prohibiting completion of the merger. These conditions make the completion and timing of the completion of the merger uncertain. For more information, see “The Merger Agreement—Conditions to the Merger” beginning on page [  ]. Also, either New Media or Gannett may terminate the merger agreement if the merger is not completed by February 5, 2020 (or, if the reason for not closing by February 5, 2020 is that any of the conditions relating to the absence of legal restraints (to the extent relating to the required regulatory clearances), absence of regulatory proceedings or receipt of regulatory clearances are not satisfied, but all other closing conditions of the parties have been satisfied, duly waived or are then capable of being satisfied, May 5, 2020), except that this right to terminate the merger agreement due to the occurrence of the end date will not be available to any party whose failure to perform any obligation under the merger agreement has principally caused or resulted in the failure of the merger to be consummated on or before that date.

If the merger is not completed, New Media’s and Gannett’s respective ongoing businesses, financial condition, financial results and stock prices may be adversely affected and, without realizing any of the benefits of having completed the merger, New Media and Gannett will be subject to a number of risks, including the following:

•	New Media or Gannett may be required to pay a termination fee under certain circumstances provided in the merger agreement;
•	New Media and Gannett may not be able to realize the benefits of the transaction, including the anticipated synergies;
•	the market price of New Media common stock or Gannett common stock could decline;
•	if the merger agreement is terminated and the New Media Board or the Gannett Board seeks another business combination, New Media stockholders and Gannett stockholders cannot be certain that New Media or Gannett will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;
•	time and resources committed by New Media’s and Gannett’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;
•	New Media or Gannett may experience negative reactions from the financial markets or from their respective customers, suppliers or employees; and
•	New Media and Gannett will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, New Media or Gannett could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against New Media or Gannett to perform their respective obligations under the merger agreement. The materialization of any of these risks could adversely impact New Media and Gannett’s respective ongoing businesses, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger.

The merger is subject to the requirements of the HSR Act and the European Union Merger Regulation, and regulatory authorities may impose conditions that could have an adverse effect on New Media, Gannett or the combined company or that could delay, prevent or increase the costs associated with completion of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger under the HSR Act must have expired or been terminated and any confirmation of approval under the European Union Merger Regulation must have been received. On August 26, 2019, New Media and Gannett each filed their respective requisite notification and report form under the HSR Act with the DOJ and the FTC. New Media and Gannett are not currently aware of any material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those under the HSR Act and the European Union Merger Regulation. If additional approvals, consents, clearances or filings are required to complete the transaction, New Media and Gannett intend to seek such consents and approvals and make such filings.

Regulators may impose conditions, terms, obligations or restrictions in connection with granting approvals or consents for the merger, and such conditions, terms, obligations or restrictions may delay completion of the merger or impose additional material costs on or materially limit the revenues of the combined company or the ability to obtain the anticipated synergies following the completion of the merger. There can be no assurance that regulators will choose not to impose such conditions, terms, obligations or restrictions, and, if imposed, such conditions, terms, obligations or restrictions may delay or lead to the abandonment of the merger.

Under the merger agreement, New Media and Gannett have agreed to use their respective reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement, except that neither New Media nor Gannett may be required to offer, accept, agree to or commit to any term, condition, liability, obligation or undertaking that is not conditioned on the consummation of the merger or that, individually or in the aggregate, would have or would be reasonably likely to have a material adverse effect on the business, results of operations, assets or financial condition of Gannett or of New Media (provided that for this purpose, New Media shall be deemed to be of a size and scale that is equal to Gannett) (a “burdensome condition”). For a more detailed description of the required regulatory approvals and New Media’s and Gannett’s obligations with respect to these approvals, see “The Merger Agreement—Covenants and Agreements—Governmental and Regulatory Approvals” beginning on page [  ].

The merger agreement contains provisions that limit New Media’s and Gannett’s ability to pursue alternatives to the merger, which could discourage a potential competing acquirer or third party from making a favorable alternative transaction proposal and, in specified circumstances, could require New Media or Gannett to pay a substantial termination fee.

The merger agreement contains provisions that make it more difficult for New Media or Gannett to enter into alternative transactions. The merger agreement contains certain provisions that restrict New Media’s and Gannett’s ability to, among other things, solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers relating to or that would reasonably be expected to lead to any acquisition proposal from a third party. The merger agreement also provides that each of the New Media Board and the Gannett Board will not change its recommendation that New Media stockholders or Gannett stockholders, as applicable, approve the proposals to be considered at the New Media special meeting and the Gannett special meeting, respectively, subject to limited exceptions. See the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page [  ].

In addition, New Media or Gannett may be required to pay a termination fee of $28 million or $45 million, respectively, to the other party if the merger is not consummated under specified circumstances. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page [  ] for a description of the circumstances under which such a termination fee is payable. Notwithstanding the foregoing, in no event will the termination fee be paid to either party more than once. In addition, upon approval of the Merger Proposal by Gannett’s stockholders and approval of the Transactions Proposal by New Media’s stockholders, Gannett’s and New Media’s respective right to terminate the merger agreement in response to a superior proposal will be eliminated. While New Media and Gannett believe these provisions are reasonable, customary and not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of New Media or Gannett from considering or proposing such acquisition, even if such party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Gannett, or if such party were prepared to enter into an agreement that may be more favorable to New Media and its stockholders, in the case of New Media. Furthermore, the requirement to pay a termination fee under certain circumstances may result in a third party proposing to pay a lower per-share price to acquire New Media or Gannett, as applicable, than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by either New Media or Gannett in certain circumstances.

Certain directors and executive officers of New Media and Gannett have interests in the merger that may be different from, or in addition to, the interests of New Media’s stockholders and Gannett’s stockholders generally.

Certain executive officers and directors may have interests in the merger that are different from, or in addition to, yours. The executive officers and directors of Gannett have arrangements with Gannett that provide for severance, accelerated vesting of certain rights and other benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances following the completion of the merger. Other interests include the continued employment of certain executive officers of New Media and Gannett following the merger, the continued positions of certain directors of New Media and Gannett as directors of New Media, the interests of certain New Media executive officers who are affiliates of the Manager in the economic benefits to the Manager associated with entry into the Amended Management Agreement, and the indemnification of Gannett executive officers and directors by New Media. Stockholders should be aware of these interests before deciding whether to vote for the approval of the New Media proposals or the Gannett proposals. See the sections entitled “The Merger—Interests of New Media Directors and Executive Officers in the Merger” beginning on page [  ] and “The Merger—Interests of Gannett Directors and Executive Officers in the Merger” beginning on page [  ].

Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom New Media or Gannett has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with New Media or Gannett, as the case may be, as a result of the merger, which could negatively affect New Media’s or Gannett’s respective revenues, earnings and cash flows, as well as the market price of New Media common stock or Gannett common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of New Media or Gannett is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or make capital expenditures. Such limitations could adversely affect each party’s business and operations prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements—Conduct of Business by the Parties” beginning on page [  ].

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

New Media and Gannett are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain key management personnel and other key employees of New Media and Gannett. Prior to completion of the merger, current and prospective employees of New Media and Gannett may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of New Media and Gannett to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of New Media and Gannett to the same extent that New Media and Gannett have previously been able to attract or retain their own employees.

Potential litigation against New Media and Gannett could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

Stockholders of New Media and/or Gannett may file lawsuits against New Media, Gannett and/or the directors and officers of either company in connection with the merger. These lawsuits could prevent or delay the completion of the merger and result in significant costs to Gannett and/or New Media, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

New Media’s and Gannett’s respective certificates of incorporation designate the Delaware Court of Chancery (or other state or federal courts in Delaware, as applicable) as the sole and exclusive forum for certain disputes between each of New Media and Gannett and their respective stockholders, which could limit the ability of New Media stockholders or Gannett stockholders to choose the judicial forum for certain proceedings relating to New Media or Gannett, as applicable.

New Media’s certificate of incorporation and Gannett’s certificate of incorporation provide, subject to Gannett’s consent in writing to the selection of an alternative forum, that the Delaware Court of Chancery (or a state court located within the State of Delaware or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of New Media or Gannett, as applicable;
•	any action asserting a claim of breach of a fiduciary duty owed by any director or officer of New Media or Gannett, as applicable, to New Media or Gannett, as applicable, or their respective stockholders;
•	any action asserting a claim arising pursuant to any provision of the DGCL or the amended certificate of incorporation or bylaws of New Media or Gannett, as applicable; and
•	any action asserting a claim governed by the internal affairs doctrine.

These forum selection provisions may limit the ability of New Media stockholders or Gannett stockholders to bring a claim in a judicial forum that they find favorable or cost-efficient for disputes with New Media or Gannett, as applicable, or any of their respective directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Gannett is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Gannett is a party. If New Media and Gannett are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if New Media and Gannett are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Gannett or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

The shares of New Media common stock to be received by Gannett stockholders upon completion of the merger will have different rights from shares of Gannett common stock.

Following completion of the merger, Gannett stockholders will no longer be stockholders of Gannett but will instead become stockholders of New Media, and their rights as New Media stockholders will be governed by the terms of New Media’s amended and restated certificate of incorporation and amended and restated bylaws, as amended. The terms of New Media’s amended and restated certificate of incorporation and amended and restated bylaws, as amended, are in some respects materially different than the terms of Gannett’s restated certificate of incorporation and amended and restated bylaws, which currently govern the rights of Gannett stockholders. See “Comparison of Rights of New Media Stockholders and Gannett Stockholders” beginning on page [  ] for a discussion of the different rights associated with shares of Gannett common stock and shares of New Media common stock.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and the actual financial condition and results of operations of New Media following the completion of the merger may differ materially.

The unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of New Media’s financial condition or results of operations following the merger and the other transactions for several reasons. The actual financial condition and results of operations of New Media following the completion of the merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect New Media’s financial condition or results of operations following the transactions. Any potential decline in New Media’s financial condition or results of operations may cause significant variations in the stock price of New Media. In addition, the unaudited pro forma condensed combined financial information does not constitute projections of future financial performance or results of operations. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [  ].

The unaudited prospective financial information for New Media and Gannett included in this joint proxy statement/prospectus reflects the management estimates of New Media and Gannett, respectively, and the actual performance of New Media or Gannett may differ materially from the unaudited prospective financial information included in this joint proxy statement/prospectus.

This joint proxy statement/prospectus includes certain unaudited prospective financial information that was prepared by, or as directed by, the management of New Media or the management of Gannett, as applicable. None of these forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgments of New Media and Gannett, as applicable. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of New Media and Gannett. There can be no assurance that New Media’s or Gannett’s financial condition or results of operations will be consistent with those set forth in the unaudited prospective financial information, which could have an adverse impact on the market price of New Media common stock or the financial position of New Media following the merger. For additional information, see the section entitled “The Merger—Certain New Media and Gannett Unaudited Prospective Financial Information” beginning on page [  ].

The merger will involve substantial costs.

New Media and Gannett have incurred and expect to continue to incur substantial costs and expenses relating directly to the merger and the Share Issuance, including debt refinancing costs, fees and expenses payable to legal and financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the merger is not completed, New Media and Gannett will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

Risks Relating to the Combined Company Following the Merger

New Media may not achieve the intended benefits and the merger may disrupt its current plans or operations.

There can be no assurance that New Media will be able to successfully integrate Gannett’s assets or otherwise realize the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies). Difficulties in integrating Gannett into New Media may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated synergies and efficiencies in the expected timeframe or at all. The integration of the two companies may result in material challenges, including the diversion of management’s attention from ongoing business concerns; retaining key management and other employees; retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, and attracting new business and operational relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as unforeseen expenses or delays associated with the acquisition.

New Media will incur a substantial amount of indebtedness and other payment obligations in connection with the financing for the merger.

New Media expects to fund the cash portion of the consideration by incurring $1.792 billion of third-party indebtedness. New Media cannot guarantee that it will be able to generate sufficient cash flow to service and repay this indebtedness, or that it will be able to refinance such indebtedness on favorable terms, or at all. The failure to so repay or refinance such indebtedness could have a material adverse effect on New Media’s business, financial condition, results of operations, cash flows and/or share price. If New Media is unable to service such indebtedness and fund its operations, New Media may be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance New Media’s indebtedness. Any such action may not be successful and New Media may be unable to service such indebtedness and its operations, which could have a material adverse effect on New Media’s business, financial condition, results of operations, cash flows and/or share price. For more information about the financing of the merger, see “The Merger—Financing of the Transaction and Treatment of Existing Debt” beginning on page [  ].

New Media’s significant additional indebtedness following the merger could adversely affect New Media’s financial position and prevent New Media from fulfilling its obligations with respect to such indebtedness. Any refinancing of this debt could be at significantly higher interest rates. New Media’s substantial indebtedness could lead to adverse consequences.

New Media’s increased indebtedness following the completion of the merger could have adverse consequences, including but not limited to:

•	increasing its vulnerability to general adverse economic and industry conditions;
•	requiring it to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
•	limiting its flexibility in planning for, or reacting to, challenges and opportunities, and changes in its businesses and the markets in which it operates;
•	limiting its ability to obtain additional financing to fund working capital, capital expenditures, acquisitions and debt service requirements and other financing needs; and
•	placing it at a competitive disadvantage to competitors that have less debt.

The terms of New Media’s indebtedness currently impose, and any additional indebtedness it incurs in the future may impose, significant operating and financial restrictions on it. These restrictions limit the ability of New Media and its subsidiaries to, among other things, incur additional indebtedness, make investments and acquisitions, pay certain dividends, prepay other indebtedness, sell assets, merge, incur certain liens, enter into agreements with its affiliates, make capital expenditures, change the business of New Media and its subsidiaries, engage in sale/leaseback transactions, change the fiscal year of New Media and its subsidiaries and modify organizational documents and other debt documents. In addition, the existing New Media credit agreement requires, and following the merger the acquisition term loan facility documentation will require, New Media (or certain of its subsidiaries) to maintain specified financial covenants. A breach of any of these covenants or New Media’s (or such subsidiaries’) inability to maintain the required financial covenants could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare such indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on New Media’s business, financial condition, results of operations, cash flows and/or stock price.

Apollo will have appointment rights with respect to the New Media Board, and Apollo’s interests may conflict with those of New Media and its stockholders.

The acquisition term loan facility documentation will grant Apollo the right to appoint two board observers to the New Media Board. In the event that the ratio of consolidated debt to EBITDA (as such terms are defined in the acquisition term loan facility documentation) drops below certain agreed-upon thresholds, Apollo will have the right to appoint one or two voting directors reasonably acceptable to New Media in lieu of such board observer(s). The interests of Apollo, as a lender under the acquisition term loan facility, may conflict with those of New Media and its stockholders.

New Media stockholders and Gannett stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of the combined company than they now have on the policies of New Media and Gannett, respectively.

New Media stockholders currently have the right to vote in the election of the New Media Board and on other matters affecting New Media. Gannett stockholders currently have the right to vote in the election of the

Gannett Board and on other matters affecting Gannett. Immediately after the merger is completed, it is expected that current New Media stockholders will own approximately 50.5% of the combined company’s common stock outstanding and current Gannett stockholders will own approximately 49.5% of the combined company’s common stock outstanding, respectively.

As a result, current New Media stockholders and Gannett stockholders will have less influence on the policies of the combined company than they now have on the policies of New Media and Gannett, respectively.

The market price of the combined company’s common stock may be affected by factors different from those affecting the price of New Media or Gannett common stock.

Following completion of the merger, holders of New Media common stock and Gannett common stock will be holders of New Media common stock. As the businesses of New Media and Gannett are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting New Media and Gannett as independent standalone companies. The combined company will face additional risks and uncertainties that New Media or Gannett may currently not be exposed to as independent companies.

The market price of New Media’s common stock may decline as a result of the merger.

The market price of New Media common stock may decline as a result of the merger if, among other things, the combined company is unable to achieve the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies) in connection with the integration of New Media’s and Gannett’s businesses, or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The issuance of shares of New Media common stock in the merger, including the 4,205,607 shares of New Media common stock issued to the Manager at closing, could on its own have the effect of depressing the market price for New Media common stock. In addition, many Gannett stockholders may decide not to hold the shares of New Media common stock they receive as a result of the merger. Other Gannett stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of New Media common stock they receive as a result of the merger. Such sales of New Media common stock may take place shortly following the completion of the merger and could have the effect of depressing the market price for New Media common stock.

New Media cannot assure you that it will be able to continue paying dividends at the current rate.

The New Media Board will have sole discretion to determine whether any dividends will be declared, when dividends, if any, are declared, and the amount of such dividends. Following the merger, the amount of dividends that New Media will declare and pay to New Media stockholders, if any, cannot yet be determined and depends on a number of factors. For instance, based on the number of issued and outstanding shares of Gannett common stock as of [ ], 2019, the record date, New Media will issue between approximately [ ] and [ ] shares of New Media common stock in connection with the merger, including the 4,205,607 shares of New Media common stock issued to the Manager at closing. Continuing to pay a dividend following the merger will require additional cash to pay such dividends, which New Media may not have. Additionally, the acquisition term loan facility documentation will prohibit New Media from paying cash dividends until after the thirtieth day of the second full fiscal quarter after the closing of the merger, and after such date, will only permit New Media to pay cash dividends up to an agreed-upon amount, provided the ratio of consolidated debt to EBITDA (as such terms are defined in the acquisition term loan facility documentation) does not exceed an agreed-upon ratio. For these and other reasons generally affecting the ability to pay dividends, stockholders of the combined company may not receive the same dividends following the merger as stockholders of New Media or Gannett received prior to the merger. Stockholders also should be aware that they have no contractual or other legal right to dividends that have not been declared.

Activities undertaken during the pendency of the merger to complete the merger and the other transactions contemplated by the merger agreement may divert management attention and resources.

If the efforts and actions required of New Media and Gannett in order to consummate the merger and the other transactions contemplated by the merger agreement are more difficult, costly or time consuming than expected, such efforts and actions could result in the diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the business and financial results of New Media or Gannett, as applicable.

The merger may not be accretive and may cause dilution to New Media’s earnings per share, which may negatively affect the market price of New Media common stock.

New Media currently anticipates that the merger will be accretive to earnings per share in 2020. This expectation, however, is based on preliminary estimates which may materially change, including the currently expected timing of the merger. New Media could also encounter additional transaction-related costs or other factors such as a delay in the closing of the merger and/or the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to New Media’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of New Media common stock.

Other Risk Factors of New Media and Gannett

New Media’s and Gannett’s businesses are and will be subject to the risks described above. In addition, New Media and Gannett are, and will continue to be, subject to the risks described in New Media’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018 and Gannett’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, respectively, as, in each case, updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [  ] for the location of information incorporated by reference in this joint proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this joint proxy statement/prospectus may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the merger, the benefits and synergies of the merger, future opportunities for the combined company and New Media’s and Gannett’s future operations, financial or operating results, dividend policy, leverage ratio, future earnings and other expectations, targets or illustrative examples of financial measures for future periods. Words such as “anticipate(s)”, “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”, “project(s)”, “believe(s)”, “will”, “aim(s)”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs, and neither New Media nor Gannett can give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the merger and to meet expectations regarding the timing and completion of the merger;
•	the satisfaction or waiver of the conditions to the completion of the merger, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the merger and the receipt of regulatory clearances required to consummate the merger, in each case, on the terms expected or on the anticipated schedule;
•	the risk that the parties may be unable to achieve the anticipated benefits of the merger, including synergies and operating efficiencies, within the expected time-frames or at all;
•	the risk that the committed financing necessary for the consummation of the merger is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;
•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
•	the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the merger;
•	inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with GAAP and related standards, or on an adjusted basis;
•	general economic and market conditions;
•	the retention of certain key employees; and
•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained in this joint proxy statement/prospectus to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

THE COMPANIES

New Media Investment Group Inc.

New Media supports small to mid-size communities by providing locally focused print and digital content to its consumers and premier marketing and technology solutions for its SMB partners, and producing world-class events for the media industry and the communities they serve. New Media has a particular focus on owning and acquiring strong local media assets in small to mid-size markets. With its collection of assets, New Media focuses on two large categories: consumers and SMBs.

New Media’s current portfolio of media assets spans across 612 markets and 39 states. New Media’s products include 654 community print publications and 612 websites. As of June 30, 2019, New Media reaches over 21 million people per week and serves over 200,000 business customers.

New Media believes that its focus on owning and operating leading local-content-oriented media properties in small to mid-size markets puts it in a position to better execute on its strategy. New Media believes that being the leading provider of local news and information in the markets in which it operates, and distributing that content across multiple print and digital platforms, gives it an opportunity to grow its audiences and reach. Further, New Media believes that its strong local media brands and market presence give it the opportunity to expand its advertising and lead generation products with local business customers.

For the SMB category, New Media focuses on leveraging its strong local media brands, its in-market sales force and its high consumer penetration rates to offer technology solutions that allow SMBs to operate efficiently and effectively in a digital world. Central to this business strategy is New Media’s wholly owned subsidiary, UpCurve. UpCurve provides two broad categories of services: ThriveHive, previously known as Propel Marketing, which provides guided marketing solutions for SMBs, and UpCurve Cloud which offers cloud-based products with expert guidance and support. ThriveHive is designed to offer a complete set of turn-key guided marketing and business solutions to SMBs that provide transparent results to the business owners. In 2016, New Media acquired a turn-key proprietary software application that enables SMB owners to run their own digital and guided marketing campaigns, and New Media has made a number of strategic acquisitions since.

New Media launched the UpCurve products in 2012 and has seen rapid growth since then. New Media believes UpCurve, combined with New Media’s strong local brands and in-market sales force, is positioned to continue to be a key component to New Media’s overall organic growth strategy. UpCurve is well positioned to seize upon the approximately 30.2 million SMBs in the U.S. in 2015 according to the U.S. Small Business Administration. Of these, approximately 29.0 million had 20 employees or fewer. Many of the owners and managers of these SMBs do not have the resources or expertise to navigate the fast evolving workplace technologies market but are increasingly aware of the need to embrace the digital disruption to their business model.

GateHouse Live, New Media’s events and promotions business, was started in 2015 to leverage New Media’s local brands to create world-class events in the markets New Media serves. In 2018, GateHouse Live produced over 350 events with a collective attendance over 400,000. Among New Media’s core event offerings are a variety of themed expos focused on target audiences, including men, women, seniors and young families. Other signature event series produced across many of New Media’s markets include one of the nation’s largest high school sports recognition events and the official community’s choice awards for dozens of markets across the country. In 2018, GateHouse Live also expanded into endurance events that include a network of over 90 marathons, half marathons, other footraces and obstacle course races in the United States, Canada and Mexico with over 250,000 attendees annually. GateHouse Live also offers white label event services for third parties.

New Media’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160. New Media’s website is http://www.newmediainv.com. Information included on the New Media website is not incorporated by reference into this joint proxy statement/prospectus. New Media common stock is currently traded on the NYSE under the symbol “NEWM”.

Gannett Co., Inc.

Gannett is an innovative, digitally focused media and marketing solutions company committed to strengthening and fostering the communities in its network and helping them build relationships with their local businesses. With an unmatched local-to-national reach, Gannett touches the lives of more than 125 million people monthly with its Pulitzer-Prize winning content, consumer experiences and benefits, and advertiser products and services.

Gannett’s vision is to become essential to consumers and marketers seeking meaningful connections with their communities across print, digital and other channels. It is committed to a business strategy that drives audience growth and engagement by delivering deeper content experiences to its audience while offering the products and marketing expertise advertisers desire.

Gannett owns the USA TODAY NETWORK (made up of USA TODAY and 109 local media organizations in 34 states in the U.S. and Guam, including digital sites and affiliates), Newsquest (a wholly owned subsidiary operating in the United Kingdom with more than 150 local media brands), ReachLocal, Inc. (a digital marketing solutions company), WordStream, Inc. (a self-service, software-as-a-solution digital marketing services company), and SweetIQ (a digital marketing company).

Gannett’s publishing segment includes both the USA TODAY NETWORK and Newsquest. Since its introduction in 1982, USA TODAY has been a cornerstone of the national news landscape and is a recognizable and respected brand. Through the USA TODAY NETWORK and Newsquest, Gannett delivers high-quality, trusted content where and when consumers want to engage with it on virtually any device or platform. Additionally, the company has strong relationships with thousands of marketers in both its U.S. and United Kingdom markets due to its large local and national sales forces and a robust advertising and marketing solutions product suite. The scale of Gannett’s consumer audience across its publishing business makes it an attractive marketing partner to various national and local businesses trying to reach consumers.

The mission of Gannett’s ReachLocal segment is to deliver customers to local businesses. ReachLocal, Inc., which was founded in 2004 and acquired by Gannett in 2016, helps local businesses advertise online to find those customers. Gannett believes local businesses want a single, unified solution to solve their digital marketing needs, and its total digital marketing solution consists of products and solutions in digital advertising (including search engine marketing, social advertising, and display advertising) and subscription solutions (including software solutions such as lead conversion software and field management software and presence solutions such as websites, search engine optimization, listings management, and live chat). Gannett’s digital advertising products are headlined by its search engine marketing solution that combines search engine marketing optimized across multiple publishers, call tracking and call recording services, and industry leading campaign performance transparency. Gannett also offers online advertising products focused on maximizing local businesses’ exposure by displaying their ads on websites that, in the aggregate, reach more than 90% of the U.S. online audience. In July 2018, Gannett acquired WordStream, a provider of cloud-based software-as-a-service (SaaS) solutions for local and regional businesses and agencies to optimize their digital advertising campaigns. WordStream’s solutions are included with Gannett’s subscription solutions.

Gannett was founded by Frank E. Gannett and associates in 1906 and incorporated in 1923. It separated from its former parent on June 29, 2015 when its former parent distributed 98.5% of the outstanding shares of Gannett common stock to its stockholders on a pro rata basis.

Gannett’s executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107, and its telephone number is (703) 854-6000. Gannett’s website is http://www.gannett.com. Information included on the Gannett website is not incorporated by reference into this joint proxy statement/prospectus. Gannett common stock is currently traded on the NYSE under the symbol “GCI”.

Arctic Holdings LLC

Intermediate Holdco, a wholly owned subsidiary of New Media, is a Delaware limited liability company that was formed on August 1, 2019 for the sole purpose of effecting the merger. Following the merger, Intermediate Holdco will be the parent corporation of Gannett and a wholly owned subsidiary of New Media. Intermediate Holdco’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160.

Arctic Acquisition Corp.

Merger Sub, a wholly owned subsidiary of Intermediate Holdco, is a Delaware corporation that was formed on August 1, 2019 for the sole purpose of effecting the merger. In the merger, Merger Sub will be merged with and into Gannett, with Gannett surviving as a wholly owned subsidiary of Intermediate Holdco. Merger Sub’s executive offices are located at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105 and its telephone number is (212) 479-3160.

THE NEW MEDIA SPECIAL MEETING

This joint proxy statement/prospectus is being provided to New Media stockholders as part of a solicitation of proxies by the New Media Board for use at the New Media special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides New Media stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the New Media special meeting.

Date, Time and Place

The New Media special meeting will be held at [      ], on [      ], 2019, at [      ], local time.

Purpose of the New Media Special Meeting

At the New Media special meeting, New Media stockholders will be asked to consider and vote on the following:

•	a proposal to approve the transactions contemplated by the merger agreement, including the Share Issuance (which is referred to as the Transactions Proposal); and
•	a proposal to adjourn the New Media special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Transactions Proposal (which is referred to as the New Media Adjournment Proposal).

Recommendation of the New Media Board and the Transaction Committee

The Transaction Committee has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, are advisable and in the best interests of New Media and its stockholders and resolved to recommend that the New Media Board and New Media stockholders approve the transactions contemplated by the merger agreement, including the Share Issuance.

The New Media Board, following the unanimous recommendation of the Transaction Committee, has unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Share Issuance, are advisable and in the best interests of New Media and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of New Media common stock approve the transactions contemplated by the merger agreement, including the Share Issuance.

The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal.

New Media stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Record Date; Stockholders Entitled to Vote

Only New Media stockholders of record at the close of business on [      ], 2019, the record date for the New Media special meeting, are entitled to notice of, and to vote at, the New Media special meeting or any adjournments or postponements thereof.

On the record date, there were [      ] shares of New Media common stock outstanding and entitled to vote at the New Media special meeting. Each share of New Media common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the New Media special meeting. New Media stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the New Media special meeting, as further explained below under “—Voting of Proxies by Holders of Record” on page [  ].

A complete list of stockholders entitled to vote at the New Media special meeting will be available for viewing by any New Media stockholder during ordinary business hours for a period of ten days before the New Media special meeting, for purposes pertaining to the New Media special meeting, at New Media’s offices at 1345 Avenue of the Americas, 45th Floor, New York, NY 10105, and at the time and place of the New Media special meeting during the full duration of the meeting.

Voting by New Media’s Directors and Executive Officers

At the close of business on the record date for the New Media special meeting, directors and executive officers of New Media and their affiliates, as a group, owned and were entitled to vote [      ] shares of New Media common stock, or approximately [      ]% of the shares of New Media common stock outstanding on that date. New Media currently expects that New Media’s directors and executive officers will vote their shares in favor of each of the proposals to be considered by New Media stockholders, although none of them has entered into any agreement obligating them to do so. However, shares held by certain executive officers of New Media affiliated with the Manager, will be excluded from both the numerator and the denominator in calculating whether a majority of the outstanding shares of New Media common stock approved the Transactions Proposal.

Quorum

A quorum of New Media stockholders is necessary for the transaction of business at the New Media special meeting. Stockholders who represent a majority of New Media’s common stock issued and outstanding and entitled to vote at the New Media special meeting must be present in person or represented by proxy to constitute a quorum.

Abstentions will be included in the calculation of the number of shares of New Media common stock represented at the New Media special meeting for purposes of determining whether a quorum has been achieved. Because brokers and other nominees are not entitled to vote on the proposals absent specific instructions from the beneficial owner, shares held by brokers or other nominees for which voting instructions have not been provided will not be included in the calculation of the number of shares of New Media common stock represented at the New Media special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The votes required for each proposal are as follows:

•	Approval of the Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders.
•	Approval of the New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon.

Completion of the merger is conditioned on approval of the Transactions Proposal.

Failure to Vote and Abstentions

If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Transactions Proposal, it will have the same effect as a vote against the Transactions Proposal. If you fail to vote or fail to instruct your broker or other nominee to vote on the New Media Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain on the New Media Adjournment Proposal, it will have the same effect as a vote against the New Media Adjournment Proposal.

Broker Non-Votes

Under applicable rules and regulations of the NYSE, brokers or other nominees have the discretion to vote on routine matters, but do not have the discretion to vote on non-routine matters. A “broker non-vote” occurs on an item when a broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee with such instructions. Because both of the proposals to be considered at the New Media special meeting are “non-routine” matters for purposes of broker voting, New Media does not expect any broker non-votes at the New Media special meeting. Broker non-votes, if any, will have no effect on the outcome of the vote on the New Media Adjournment Proposal, but will have the same effect as a vote against the Transactions Proposal.

Voting of Proxies by Holders of Record

If you were the record holder of your shares as of the record date for the New Media special meeting, you may vote in any of the following four ways:

•	By Internet: By logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.
•	By Telephone: By calling (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card.
•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
•	In Person: Shares held directly in your name as stockholder of record may be voted in person at the New Media special meeting. If you choose to vote your shares in person at the New Media special meeting, please bring your enclosed proxy card and proof of identification. Even if you plan to attend the New Media special meeting, New Media recommends that you vote your shares in advance using one of the methods described above so that your vote will be counted if you later decide not to attend the New Media special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your broker or other nominee giving you the right to vote the shares.

All properly submitted proxies that are timely received and that are not revoked will be voted at the New Media special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of New Media common stock represented are to be voted with regard to a particular proposal, the New Media common stock represented by the proxy will be voted in the manner recommended by the New Media Board on such proposal.

As of the date hereof, New Media has no knowledge of any business that will be presented for consideration at the New Media special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in New Media’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the New Media special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is very important. Please vote by internet, by telephone or by signing and returning the enclosed proxy card whether or not you plan to attend the New Media special meeting in person.

Voting Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to New Media or by voting in person at your stockholders meeting unless you have a legal proxy, which you must obtain from your broker or other nominee.

If you hold your shares in “street name” and you do not instruct your broker or other nominee on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the Transactions Proposal and will have no effect on the New Media Adjournment Proposal, assuming a quorum is present.

Attendance at the New Media Special Meeting and Voting in Person

Stockholders who wish to attend the New Media special meeting will be required to present verification of ownership of New Media common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government issued photo identification, such as a driver’s license or passport, to gain admittance to the New Media special meeting.

If you are a stockholder of record and plan to attend the New Media special meeting and wish to vote in person, you will be given a ballot at the New Media special meeting. You must bring valid government-issued photo identification, such as a driver’s license or passport. Please note, however, that if you hold your shares of New Media common stock in “street name”, such as through a broker or other nominee, and you wish to vote in person at the New Media special meeting, you must bring to the New Media special meeting a signed legal proxy from your broker or other nominee giving you the right to vote the shares.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the New Media special meeting.

Revocation of Proxies

If you are the stockholder of record, you can change your vote or revoke your proxy at any time before your proxy is voted at the New Media special meeting. You can do this by:

•	timely delivering a written notice that you revoke your proxy, bearing a later date than your original proxy;
•	timely delivering a new, valid proxy bearing a later date than your original proxy by submitting instructions through the internet, by telephone or by mail; or
•	attending the New Media special meeting and voting in person (which will automatically cancel any proxy previously given) or revoking your proxy in person at the New Media special meeting.

Simply attending the New Media special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you choose to send a written notice of revocation, your notice should be sent to the address below and must be received no later than the beginning of the New Media special meeting:

New Media Investment Group Inc.
c/o Mackenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, NY 10018

Please note that if your shares are held in “street name” through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to change your vote.

Tabulation of Votes

New Media has appointed [      ] to serve as the Inspector of Election for the New Media special meeting. [      ] will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The New Media Board is soliciting proxies for the New Media special meeting and, in accordance with the merger agreement, New Media and Gannett shall each bear and pay one-half of the expenses incurred. Proxies may be solicited by New Media directors, officers and employees in person or by mail, telephone or other means of communication, but such persons will not be specially compensated for such service. New Media has engaged Mackenzie Partners, Inc. (“Mackenzie”), a proxy solicitation firm, to solicit proxies on New Media’s behalf and has agreed to pay Mackenzie a proxy solicitation fee not to exceed $[      ], plus reasonable out-of-pocket costs and expenses.

Adjournments

If a quorum is present at the New Media special meeting but there are not sufficient votes at the time of the New Media special meeting to approve the Transactions Proposal then New Media stockholders may be asked to vote on the New Media Adjournment Proposal.

At any subsequent reconvening of the New Media special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original New Media special meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the New Media special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the New Media special meeting, please contact Mackenzie, New Media’s proxy solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
(800) 322-2885 (toll free)
(212) 929-5500 (call collect)

NEW MEDIA PROPOSALS

Item 1.	The Transactions Proposal
(Item 1 on New Media Proxy Card)

In the Transactions Proposal, New Media is asking its stockholders to approve the transactions contemplated by the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, including the Share Issuance. Approval of the Transactions Proposal by New Media stockholders is required for completion of the merger. The Transactions Proposal requires the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders. Each share of New Media common stock outstanding on the record date for the New Media special meeting is entitled to one vote on this proposal. A failure to vote or to instruct a broker or other nominee how to vote, as well as abstentions, will have the same effect as a vote cast “AGAINST” the Transactions Proposal.

The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the Transactions Proposal (Item 1).

Item 2.	The New Media Adjournment Proposal
(Item 2 on New Media Proxy Card)

In the New Media Adjournment Proposal, New Media is asking its stockholders to adjourn the New Media special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Transactions Proposal. Approval of the New Media Adjournment Proposal by New Media stockholders is not required for completion of the merger. The New Media Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of New Media common stock present in person or represented by proxy at the New Media special meeting and entitled to vote thereon. Each share of New Media common stock outstanding on the record date for the New Media special meeting is entitled to one vote on this proposal. A failure to vote or to instruct a broker or other nominee how to vote will have no effect on the outcome of the vote on the New Media Adjournment Proposal, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote cast “AGAINST” such proposal.

The Transaction Committee and the New Media Board each recommends that New Media stockholders vote “FOR” the New Media Adjournment Proposal (Item 2).

Other Matters

As of the date hereof, New Media has no knowledge of any business that will be presented for consideration at the New Media special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth above and in New Media’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the New Media special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

THE GANNETT SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Gannett stockholders as part of a solicitation of proxies by the Gannett Board for use at the Gannett special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Gannett stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the Gannett special meeting.

Date, Time and Place

The Gannett special meeting will be held at [      ], on [      ], 2019, at [      ], local time.

Purpose of the Gannett Special Meeting

At the Gannett special meeting, Gannett stockholders will be asked to consider and vote on the following:

•	a proposal to adopt the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus (which is referred to as the Merger Proposal);
•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Gannett’s named executive officers in connection with the merger (which is referred to as the Compensation Proposal); and
•	a proposal to adjourn the Gannett special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal (which is referred to as the Gannett Adjournment Proposal).

Recommendation of the Gannett Board

The Gannett Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the holders of Gannett common stock adopt the merger agreement.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal.

Gannett stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Record Date; Stockholders Entitled to Vote

Only Gannett stockholders of record at the close of business on [      ], 2019, the record date for the Gannett special meeting, are entitled to notice of, and to vote at, the Gannett special meeting or any adjournments or postponements thereof.

On the record date, there were [      ] shares of Gannett common stock outstanding and entitled to vote at the Gannett special meeting. Each share of Gannett common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Gannett special meeting. Gannett stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the Gannett special meeting, as further explained below under “—Voting of Proxies by Holders of Record” on page [  ].

A complete list of stockholders entitled to vote at the Gannett special meeting will be available for viewing by any Gannett stockholder during ordinary business hours for a period of ten days before the Gannett special meeting, for purposes pertaining to the Gannett special meeting, at Gannett’s offices at 7950 Jones Branch Drive, McLean, VA 22107, and at the time and place of the Gannett special meeting during the full duration of the meeting.

Voting by Gannett’s Directors and Executive Officers

At the close of business on the record date for the Gannett special meeting, directors and executive officers of Gannett and their affiliates, as a group, owned and were entitled to vote [      ] shares of Gannett common stock, or approximately [      ]% of the shares of Gannett common stock outstanding on that date. Gannett currently expects that Gannett’s directors and executive officers will vote their shares in favor of each of the proposals to be considered by Gannett stockholders, although none of them has entered into any agreement obligating them to do so.

Quorum

A quorum of Gannett stockholders is necessary for the transaction of business at the Gannett special meeting. Stockholders who represent a majority of Gannett’s common stock issued and outstanding and entitled to vote at the Gannett special meeting must be present in person or represented by proxy to constitute a quorum.

Abstentions will be included in the calculation of the number of shares of Gannett common stock represented at the Gannett special meeting for purposes of determining whether a quorum has been achieved. Because brokers and other nominees are not entitled to vote on the proposals absent specific instructions from the beneficial owner, shares held by brokers or other nominees for which voting instructions have not been provided will not be included in the calculation of the number of shares of Gannett common stock represented at the Gannett special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The votes required for each proposal are as follows:

•	Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting.
•	Approval of the Compensation Proposal, which is an advisory (non-binding) vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.
•	Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon.

Completion of the merger is conditioned on approval of the Merger Proposal.

Failure to Vote and Abstentions

If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Compensation Proposal, it will have no effect, assuming a quorum is present. If you fail to vote or fail to instruct your broker or other nominee to vote on the Gannett Adjournment Proposal, it will have no effect, assuming a quorum is present; however, if you vote to abstain on the Gannett Adjournment Proposal, it will have the same effect as a vote against the Gannett Adjournment Proposal.

Broker Non-Votes

Under applicable rules and regulations of the NYSE, brokers or other nominees have the discretion to vote on routine matters, but do not have the discretion to vote on non-routine matters. A “broker non-vote” occurs on an item when a broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee with such instructions. Because all of the proposals to be considered at the Gannett special meeting are “non-routine” matters for purposes of broker voting, Gannett does not expect any broker non-votes at the Gannett special meeting. Broker non-votes, if any, will have no effect on the outcome of the vote on the Compensation Proposal or the Gannett Adjournment Proposal, but will have the same effect as a vote against the Merger Proposal.

Voting of Proxies by Holders of Record

If you were the record holder of your shares as of the record date for the Gannett special meeting, you may vote in any of the following four ways:

•	By Internet: By logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.
•	By Telephone: By calling (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card.
•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
•	In Person: Shares held directly in your name as stockholder of record may be voted in person at the Gannett special meeting. If you would like to vote your shares in person at the Gannett special meeting, please see the section on page [ ] below entitled “—Attendance at the Gannett Special Meeting and Voting in Person” for information on how to request an admission ticket and what to bring to the Gannett special meeting to gain admittance. Even if you plan to attend the Gannett special meeting, Gannett recommends that you vote your shares in advance using one of the methods described above so that your vote will be counted if you later decide not to attend the Gannett special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your broker or other nominee giving you the right to vote the shares. If you hold your shares through Gannett’s 401(k) plans, you may not vote in person at the Gannett special meeting.

All properly submitted proxies that are timely received and that are not revoked will be voted at the Gannett special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of Gannett common stock represented are to be voted with regard to a particular proposal, the Gannett common stock represented by the proxy will be voted in the manner recommended by the Gannett Board on such proposal.

As of the date hereof, Gannett has no knowledge of any business that will be presented for consideration at the Gannett special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Gannett’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Gannett special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is very important. Please vote by internet, by telephone or by signing and returning the enclosed proxy card whether or not you plan to attend the Gannett special meeting in person.

Voting Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee.

As a beneficial owner of Gannett shares, you are also invited to attend the Gannett special meeting; however, since you are not the stockholder of record, you may not vote shares held in “street name” by returning a proxy card directly to Gannett or by voting in person at your stockholders meeting unless you have a legal proxy, which you must obtain from your broker or other nominee. Please see the section on page [  ] below entitled “—Attendance at the Gannett Special Meeting and Voting in Person” for information on how to request an admission ticket and what to bring to the Gannett special meeting to gain admittance.

If you hold your shares in “street name” and you do not instruct your broker or other nominee on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the Merger Proposal and will have no effect on the Compensation Proposal or the Gannett Adjournment Proposal, assuming a quorum is present.

Voting Shares Held in Gannett’s 401(k) Plan

If you participate in Gannett’s 401(k) plan, you have the right to provide instructions to the trustee of the plan on how you wish the shares of Gannett common stock credited to your account to be voted. You may submit such instructions by marking, signing, dating and returning the voting instruction form provided by the trustee. For your convenience, you may also submit your instructions via the internet or by telephone by following the instructions on the voting instruction form.

To vote your shares held in Gannett’s 401(k) plan, you must provide appropriate voting instructions by no later than [      ] on [      ], 2019. If you do not submit a validly executed voting instruction form or otherwise validly submit any voting instructions to the trustee by [      ] on [      ], 2019, your shares will be voted by the trustee of the plan in the same proportion as instructions provided to the trustee by other participants in the plan. If a voting instruction form is returned without an indication as to how the shares of Gannett common stock represented are to be voted with regard to a particular proposal, the Gannett common stock represented thereby will be voted in the manner recommended by the Gannett Board on such proposal.

Please note that you may not vote any plan shares in person at the Gannett special meeting. Since your vote is important, Gannett urges you to submit your voting instructions promptly to ensure that your plan shares are represented.

Attendance at the Gannett Special Meeting and Voting in Person

You are invited to attend the Gannett special meeting if you were a stockholder of record or a beneficial owner of shares of the Gannett common stock as of the record date for the Gannett special meeting.

Admission to the Gannett special meeting is by ticket only. Gannett will provide each Gannett stockholder with one admission ticket upon request. Either you or your proxy may use your ticket. If you are a stockholder of record and plan to attend the Gannett special meeting, please call Gannett’s stockholder services department at (703) 854-6960 to request a ticket. If you are a beneficial owner that holds shares through a broker or other nominee, and you plan to attend the Gannett special meeting, please send a written request for a ticket, along with proof of share ownership as of the record date for the Gannett special meeting, such as a bank or brokerage firm account statement or a letter from the intermediary holding your shares, confirming ownership to: Secretary, Gannett Co., Inc., 7950 Jones Branch Drive, McLean, VA 22107. Requests for admission tickets will be processed in the order in which they are received and must be received no later than [      ], 2019. To obtain directions to attend the Gannett special meeting, please call Gannett’s stockholder services department at (703) 854-6960.

Admission will begin at [      ] on the date of the Gannett special meeting, and you must present your admission ticket, along with valid picture identification, such as a driver’s license or passport, and, if asked, proof of share ownership as of the record date for the Gannett special meeting. The use of mobile phones, pagers, recording or photographic equipment, tablets and/or computers is not permitted at the Gannett special meeting.

If you are a stockholder of record and plan to attend the Gannett special meeting and wish to vote in person, you will be given a ballot at the Gannett special meeting. Please note, however, that if you hold your shares of Gannett common stock in “street name”, such as through a broker or other nominee, and you wish to vote in person at the Gannett special meeting, you must bring to the Gannett special meeting a signed legal proxy from your broker or other nominee giving you the right to vote the shares.

Revocation of Proxies

If you are the stockholder of record, you can change your vote or revoke your proxy at any time before your proxy is voted at the Gannett special meeting. You can do this by:

•	timely delivering a written notice that you revoke your proxy, bearing a later date than your original proxy;
•	timely delivering a new, valid proxy bearing a later date than your original proxy by submitting instructions through the internet, by telephone or by mail; or
•	attending the Gannett special meeting and voting in person (which will automatically cancel any proxy previously given) or revoking your proxy in person at the Gannett special meeting.

Simply attending the Gannett special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you choose to send a written notice of revocation, your notice should be sent to the address below and must be received no later than the beginning of the Gannett special meeting:

Gannett Co., Inc.
c/o Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

Please note that if your shares are held in “street name” through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to change your vote.

If your shares are held through the Gannett 401(k) plan, you may change your vote by submitting new voting instructions to the trustee of the plan no later than [      ] on [      ], 2019. Please follow the directions indicated on the voting instruction form provided by the trustee.

Tabulation of Votes

Gannett has appointed [      ] to serve as the Inspector of Election for the Gannett special meeting. [      ] will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The Gannett Board is soliciting proxies for the Gannett special meeting and, in accordance with the merger agreement, Gannett and New Media shall each bear and pay one-half of the expenses incurred. Proxies may be solicited by Gannett directors, officers and employees in person or by mail, telephone or other means of communication, but such persons will not be specially compensated for such service. Gannett has engaged Innisfree M&A Incorporated (“Innisfree”), a proxy solicitation firm, to solicit proxies on Gannett’s behalf and has agreed to pay Innisfree a proxy solicitation fee not to exceed $[      ], plus reasonable out-of-pocket costs and expenses.

Adjournments

If a quorum is present at the Gannett special meeting but there are not sufficient votes at the time of the Gannett special meeting to approve the Merger Proposal then Gannett stockholders may be asked to vote on the Gannett Adjournment Proposal.

At any subsequent reconvening of the Gannett special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original Gannett special meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Gannett special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the Gannett special meeting, please contact Innisfree, Gannett’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll-free: (877) 456-3507
Banks and brokers may call collect: (212) 750-5833

GANNETT PROPOSALS

Item 1.	The Merger Proposal
(Item 1 on Gannett Proxy Card)

In the Merger Proposal, Gannett is asking its stockholders to adopt the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. Pursuant to the merger agreement, Merger Sub will merge with and into Gannett, with Gannett surviving the merger as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media. This joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement, and Gannett urges stockholders to carefully read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety. Approval of the Merger Proposal by Gannett stockholders is required for completion of the merger.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote thereon at the Gannett special meeting. Each share of Gannett common stock outstanding on the record date for the Gannett special meeting is entitled to one vote on this proposal. A failure to vote or to instruct a broker or other nominee how to vote, as well as abstentions, will have the same effect as a vote cast “AGAINST” the Merger Proposal.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Merger Proposal (Item 1).

Item 2.	The Compensation Proposal
(Item 2 on Gannett Proxy Card)

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Gannett is required to submit a proposal to its stockholders for an advisory (non-binding) vote to approve certain compensation that may become payable to Gannett’s named executive officers in connection with the completion of the merger, which is summarized in the table in the section entitled “Interests of Gannett Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page [  ], including the footnotes to the table and the associated narrative discussion. In the Compensation Proposal, Gannett is asking its stockholders to approve such compensation on an advisory (non-binding) basis by adoption of the resolution set forth below:

RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Gannett in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/ prospectus entitled “Interests of Gannett Directors and Executive Officers in the Merger—Golden Parachute Compensation” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.

The vote on the Compensation Proposal is a vote separate and apart from the vote on the Merger Proposal, and approval of the Compensation Proposal by Gannett stockholders is not required for completion of the merger. Accordingly, you may vote to approve the Merger Proposal and vote not to approve the Compensation Proposal and vice versa. Because the vote on the Compensation Proposal is advisory only, it will not be binding on Gannett or New Media. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Compensation Proposal.

Approval of the Compensation Proposal, which is an advisory (non-binding) vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon. Each share of Gannett common stock outstanding on the record date for the Gannett special meeting is entitled to one vote on this proposal. A failure to vote or to instruct a broker or other nominee how to vote, as well as abstentions, will have no effect on the outcome of the vote on the Compensation Proposal, assuming a quorum is present.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Compensation Proposal (Item 2).

Item 3.	The Gannett Adjournment Proposal
(Item 3 on Gannett Proxy Card)

If there are not sufficient votes at the time of the Gannett special meeting to approve the Merger Proposal, Gannett’s Chairman may propose to adjourn the Gannett special meeting to a later date or dates to permit the solicitation of additional proxies. Under the DGCL, no notice of adjournment need be given to you other than the announcement at the Gannett special meeting of the time and place by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting.

In order to permit proxies that have been received by Gannett at the time of the Gannett special meeting to be voted for an adjournment, if necessary, Gannett has submitted the Gannett Adjournment Proposal to you as a separate matter for your consideration. In the Gannett Adjournment Proposal, Gannett is asking its stockholders to approve the adjournment of the Gannett special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal. If the Gannett Adjournment Proposal is approved, the Gannett special meeting could be adjourned to any date. Gannett could adjourn the Gannett special meeting and any adjourned session of the Gannett special meeting and use the additional time to solicit additional proxies in favor of the Merger Proposal, including the solicitation of proxies from Gannett stockholders who have previously voted against the Merger Proposal. Approval of the Gannett Adjournment Proposal by Gannett stockholders is not required for completion of the merger.

Approval of the Gannett Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Gannett common stock present in person or represented by proxy at the Gannett special meeting and entitled to vote thereon. Each share of Gannett common stock outstanding on the record date for the Gannett special meeting is entitled to one vote on this proposal. A failure to vote or to instruct a broker or other nominee how to vote will have no effect on the outcome of the vote on the Gannett Adjournment Proposal, assuming a quorum is present; however, if you vote to abstain, it will have the same effect as a vote cast “AGAINST” such proposal.

The Gannett Board recommends that Gannett stockholders vote “FOR” the Gannett Adjournment Proposal (Item 3).

Other Matters

As of the date hereof, Gannett has no knowledge of any business that will be presented for consideration at the Gannett special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth above and in Gannett’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Gannett special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

THE MERGER

General

On August 5, 2019, the New Media Board, following the unanimous recommendation of the Transaction Committee, and the Gannett Board each approved the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby.

Subject to the terms and conditions of the merger agreement, at the effective time, (1) Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation and an indirect wholly owned subsidiary of New Media and (2) each share of Gannett common stock issued and outstanding immediately prior to the effective time (other than excluded shares and dissenting shares) will be converted automatically into (a) the stock consideration and (b) the right to receive the cash consideration, plus cash in lieu of any fractional shares of New Media common stock that otherwise would have been issued. Immediately following the effective time, it is expected that existing holders of New Media common stock will own approximately 50.5% of the outstanding shares of New Media and existing holders of Gannett common stock will own approximately 49.5% of the outstanding shares of the New Media.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. This chronology does not purport to catalogue every conversation of or among members of the New Media Board, the Transaction Committee, New Media’s representatives, the Gannett Board, Gannett’s representatives, and other parties. Other than as described below, there have been no material contacts between New Media and Gannett in the past two years.

As part of the ongoing review of their respective companies’ businesses, the Gannett Board, the New Media Board and management of each of Gannett and New Media regularly evaluate their respective companies’ historical performance, future growth prospects, overall strategic objectives and ongoing business plans with a view toward strengthening their business and enhancing stockholder value. As part of this evaluation, each of the New Media Board and the Gannett Board has, from time to time, considered a variety of potential strategic alternatives. These have included, among others, (1) the continuation of their respective current business plan as a standalone entity; (2) investment in, and development of, new sources of revenue; (3) potential expansion opportunities into new business lines through acquisitions and combinations of their respective company with other businesses, as well as through potential partnerships or other commercial relationships; (4) the sale of their respective company or one or more of its business units; and (5) strategic investments in their respective company and other capital raising activities.

In connection with New Media’s emergence from bankruptcy protection in 2013, New Media entered into a management agreement with the Manager, which was amended and restated in 2015 by entry into the Existing Management Agreement. The Manager is an affiliate of Fortress. Pursuant to the Existing Management Agreement, the Manager provides a variety of services to New Media and is responsible for New Media’s day-to-day operations. Michael Reed, New Media’s CEO and, as of May 7, 2019, Chairman, is an employee of the Manager, and is provided to New Media pursuant to the Existing Management Agreement.

From time to time in the previous two years, representatives of Gannett have had various preliminary conversations with representatives of other companies in the news and media industry, or interested in such industry, including with New Media. The topics of these conversations have included, among other things, developments in the industry generally, potential consolidation of the industry and the potential for Gannett to engage in business combinations, strategic partnerships or other transactions, including a potential purchase by Gannett of certain specific assets of New Media discussed among Gannett and New Media representatives in early 2018. In the course of these discussions and through early 2019, no party had made a proposal for a potential acquisition of Gannett.

On January 14, 2019, Gannett received an unsolicited, nonbinding proposal from MNG Enterprises, Inc. (“MNG”) to acquire Gannett for $12.00 per share in cash (the “MNG proposal”). Additional information relating to that proposal, the Gannett Board’s consideration of that proposal, Gannett’s communications with MNG, MNG’s nomination of a slate of six director candidates to the Gannett Board and the proxy contest that followed can be found in Gannett’s proxy statement for its 2019 annual meeting of stockholders, as filed by

Gannett on March 26, 2019 (including in the section entitled “Background of the Solicitation,” beginning on page 10 of such proxy statement), as well as subsequent solicitation materials filed by Gannett with the SEC.

In connection with the receipt of the MNG proposal, Gannett engaged Greenhill to act as financial advisor to the Gannett Board, to advise the Gannett Board with respect to MNG proposal and to identify and advise the Gannett Board with respect to various strategic and business alternatives available to Gannett, including other potential transactions. Gannett selected Greenhill as its financial advisor on the basis of Greenhill’s qualifications, experience, reputation and familiarity both with Gannett and with the publishing industry generally. Gannett also engaged Skadden as legal counsel to Gannett.

Following MNG’s public announcement of its proposal on January 14, 2019, certain members of the Gannett Board and management were contacted immediately, and again in the weeks that followed, by representatives of a publicly-traded strategic company, which is referred to as Company A, expressing interest in a potential combination with Gannett. Also during the days and weeks that followed this announcement, representatives of Gannett and Greenhill were contacted by representatives of several other parties also potentially interested in transactions with Gannett.

On January 16, 2019, Mr. Reed contacted Robert J. Dickey, Gannett’s CEO at that time, regarding the MNG proposal. He indicated that New Media may be interested in discussing a potential negotiated strategic transaction involving Gannett and suggested that New Media could offer a more attractive alternative to MNG. Mr. Reed followed up on January 26, 2019, proposing a meeting to discuss a potential transaction in more detail if both parties’ boards and management believed such a transaction could be beneficial. Thereafter, Mr. Dickey contacted Mr. Reed and indicated that Gannett was still in the process of evaluating the MNG proposal and its strategic options generally.

On January 31, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill and Skadden in attendance for a portion of this meeting. During the meeting, the participants discussed, among other matters, Gannett’s stand-alone plan, the MNG proposal (including the value, closing risks and perceived credibility of the proposal) and other potential opportunities for Gannett. In connection therewith, members of management presented an update on Gannett’s financial plan and discussed with the Gannett Board management’s projections for Gannett over the next five years and the assumptions underlying the projections in detail. Representatives of Greenhill presented and discussed with the directors various financial analyses. In addition, the Gannett Board received updates on other communications Gannett and its advisors had received regarding potential transactions, including those from Company A and New Media, and representatives of Greenhill presented an illustrative range of strategic alternatives that the Gannett Board could consider alongside the existing stand-alone plan. Representatives of Skadden discussed with the directors the Gannett Board’s fiduciary duties and other legal considerations in relation to the MNG proposal and the Gannett Board’s consideration of other potential strategic alternatives. After additional discussion, the Gannett Board unanimously determined to reject the MNG proposal, requested that Greenhill perform an additional, in-depth analysis of the various potential strategic options presently available to Gannett and authorized the engagement of a second financial advisor.

On February 1, 2019, following discussions with several potential financial co-advisors, Gannett engaged Goldman Sachs to act as its financial co-advisor with Greenhill to advise the Gannett Board with respect to the MNG proposal and other strategic alternatives, including other potential transactions. The Gannett Board selected Goldman Sachs as its financial co-advisor because it is an internationally recognized investment banking firm that has substantial experience in unsolicited proposals and strategic transactions.

On February 4, 2019, Gannett publicly announced its rejection of the MNG proposal, noting that the proposal undervalued Gannett and was not credible. As part of such announcement, Gannett publicly stated that the Gannett Board “would engage with any party that makes a bona fide, credible proposal that appropriately values the company and is capable of being closed” — a statement Gannett repeated on a number of occasions thereafter.

In late January and early February 2019, and noting the speculation and uncertainty surrounding Gannett’s strategic direction given management turnover and the MNG proposal, Mr. Reed instructed representatives of Credit Suisse to prepare a preliminary financial analysis of a possible acquisition of Gannett by New Media based on information provided by New Media management and publicly-available information regarding Gannett.

Effective February 8, 2019, Credit Suisse was engaged as financial advisor to New Media in connection with a potential acquisition of Gannett, due to Credit Suisse’s qualifications, expertise and reputation, its transactional experience and its knowledge of the industry and New Media’s business and affairs.

On February 19, 2019, the Gannett Board held a meeting to discuss in greater detail the various potential strategic alternatives available to Gannett. Members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden attended a portion of this meeting. Representatives of Goldman Sachs presented a preliminary illustrative financial analysis of Gannett on a stand-alone basis, which had been conducted independently of the financial analysis that Greenhill had prepared and presented at the Gannett Board’s January 31, 2019 meeting. Representatives of Goldman Sachs and Greenhill also discussed with the Gannett Board various potential strategic alternatives for Gannett that the Gannett Board could consider alongside the existing standalone plan. In connection therewith, the Gannett Board considered, among other things, certain potential transaction opportunities in the publishing sector, including with Company A and New Media, as well as other potential counterparties, other potential paths for pursuing a digital transformation, with digital partners or through acquisitions, and possible transactions with alternative capital investors outside the publishing and digital media space. The discussion included consideration of various risks and benefits of each potential strategic option, as well as the likely risks and benefits of proactively reaching out to various third parties. The Gannett Board also discussed a number of issues relating to MNG’s nomination of six candidates for election to the Gannett Board. After additional discussion, the Gannett Board authorized Greenhill and Goldman Sachs to contact the financial advisor for Company A to request additional information regarding a potential transaction and to seek to identify two as-yet unidentified parties whose representatives had contacted representatives of Greenhill to express interest in a transaction and to obtain more information regarding their interest. The Board also expressed its openness to having a dialogue with other parties who contacted Gannett regarding a potential transaction, but determined not to proactively reach out to other potential transaction counterparties at that time.

On February 20, 2019, representatives of Greenhill and Goldman Sachs had a discussion with a representative of the financial advisor for Company A regarding a potential business combination transaction between Gannett and Company A.

On February 22, 2019, Mr. Reed contacted Mr. Dickey, noting that he agreed with Gannett that digital is the best and fastest path to resume growth and to preserve and support great journalism. Mr. Reed further noted that he believed New Media could offer a potential solution to Gannett’s current issues and inquired as to whether Mr. Dickey and J. Jeffry Louis, Chairman of the Gannett Board, would be open to meeting with Mr. Reed and Wesley Edens, then-Chairman of the New Media Board, to discuss the matter. Mr. Edens is the co-founder and co-CEO of Fortress.

On February 26, 2019, the Gannett Board held a meeting, during which the directors continued their discussion of Gannett’s strategic plan and potential strategic alternatives, among other things. Members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden attended a portion of this meeting. Representatives of Greenhill and Goldman Sachs reported to the directors on their further discussions with the financial advisor for Company A, and discussed with the Gannett Board potential structures for a transaction with Company A, a preliminary illustrative financial analysis of such a transaction at a range of potential prices and transaction structures, the potential benefits, risks and other considerations with respect to such a transaction, and potential next steps. Representatives of Greenhill also reported on their efforts to identify the as-yet unnamed interested parties, mentioning that one of those parties had indicated it was no longer interested and the other was not yet willing to provide its identity (and ultimately never did). Mr. Dickey reported on his conversations with Mr. Reed and indicated that a meeting with Mr. Reed and Mr. Edens had been proposed. The Gannett Board directed Mr. Dickey, Mr. Louis, and Gannett’s advisors to continue discussions with representatives of Company A and New Media regarding potential transactions.

On February 27, 2019, the New Media Board met to discuss the possibility of evaluating a potential acquisition of Gannett. Members of New Media management and representatives of Credit Suisse and Cravath, New Media’s outside legal counsel, also attended this meeting. Mr. Reed reviewed the conversations he had with representatives of Gannett and explained that he thought a meeting between he and Mr. Edens and Mr. Dickey and Mr. Louis of Gannett would allow New Media to assess Gannett’s interest in discussions regarding a potential transaction. During the meeting, Credit Suisse reviewed the preliminary financial analysis regarding Gannett and a potential transaction. The New Media Board was aware that, in connection with a potential acquisition of Gannett, (1) it was possible that New Media would issue additional shares of New Media common stock as a portion of the consideration used to acquire Gannett; and (2) the fees payable by New Media to the Manager under the Existing Management Agreement could be increased in connection with that acquisition because such fees were based on (a) future equity issuances (including in the context of acquisitions) by New Media and (b) New Media’s net income. As such, the New Media Board determined that, if the acquisition of Gannett advanced, the negotiation of any transaction terms would be subject to the direction and oversight of a to-be-formed committee of New Media’s independent directors with the appropriate level of authority. The New Media Board authorized Mr. Reed and Mr. Edens to conduct an introductory meeting with representatives from Gannett and to determine if Gannett had interest in discussing a potential strategic transaction, but not to discuss specific terms of any such transaction (in particular any proposed price).

On February 28, 2019, a meeting was held among Mr. Reed, Mr. Edens, Mr. Dickey and Mr. Louis. Mr. Reed and Mr. Edens conveyed New Media’s interest in potentially making an offer to acquire Gannett at such time as Gannett might be interested in exploring such a transaction. During this discussion, Mr. Reed and Mr. Edens commented on the strategic rationale for a combination of Gannett and New Media, including that the companies could achieve significant synergies and accelerate a digital transformation. Mr. Reed and Mr. Edens said that New Media had flexibility on the structuring of a potential transaction, but indicated that any transaction would likely involve a meaningful stock component and that New Media expected that Mr. Reed would serve as CEO of the post-closing company. No specific price, relative allocation of stock and cash consideration, or other transaction terms were discussed. Mr. Reed and Mr. Edens emphasized that New Media did not intend to pursue an unsolicited offer. The meeting participants also discussed their collective view of the importance of local journalism and the digital future of both companies.

On March 4, 2019, Mr. Reed contacted Mr. Dickey to reiterate New Media’s interest in exploring a potential transaction with Gannett and spoke briefly about the potential financing for such a transaction, noting that Credit Suisse would commit to participating in a financing with respect to a potential acquisition of Gannett. Mr. Dickey indicated that he would be back in touch after discussing the matter further with the Gannett Board.

On March 5, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden, to discuss various topics relating to the MNG proposal and proxy contest, as well as various potential strategic alternatives, including a stand-alone path with a new CEO (in light of Mr. Dickey’s planned upcoming retirement) and a potential strategic transaction with New Media or Company A, among others. The Gannett Board directed Gannett’s management and advisors to continue discussions and authorized them to begin conducting non-public due diligence with respect to a potential acquisition of Company A, and also directed Gannett’s management and advisors to continue discussions with Mr. Reed regarding the terms of a potential acquisition by New Media.

On March 6, 2019 representatives of Goldman Sachs and Greenhill spoke with representatives of Company A to set up a meeting between the two companies to discuss a potential transaction. Between March 8 and March 11, 2019, Gannett and Company A negotiated a mutual non-disclosure agreement (“NDA”) under which confidential information of the two companies could be shared.

On March 8, 2019, Mr. Dickey contacted Mr. Reed, noting that Gannett had a few follow-up questions regarding the potential transaction. Mr. Dickey introduced Mr. Reed to representatives from Gannett’s financial advisors, Greenhill and Goldman Sachs, so that they could connect directly.

On March 10, 2019, representatives of Greenhill and Goldman Sachs spoke with Mr. Reed about additional aspects of a potential transaction. Mr. Reed provided an update on his work with Credit Suisse and another reputable bank to secure financing, his thoughts with respect to the mix of stock and cash, indicating that he anticipated New Media could offer approximately 50% cash, an explanation of the pro forma leverage ratio for the combined company New Media was seeking to achieve and his thoughts regarding certain social issues, including the leadership, name and headquarters of the combined company. No specific price was discussed, but Mr. Reed communicated his belief that based on analysis conducted to date, New Media could potentially exceed MNG’s $12.00 per share proposal. Mr. Reed also commented on the strategic rationale for the transaction and New Media’s commitment to a digital strategy going forward, and he reiterated that New Media would not make an unsolicited offer but was ready to engage in more concrete discussions if requested by Gannett.

On March 11, 2019, Gannett and Company A entered into a mutual NDA with a standstill obligation that permitted each party to submit a confidential, non-public proposal for a negotiated transaction with the other party and which automatically terminated after entry into a definitive agreement by the other party for a transaction involving the acquisition of such party. Also on March 11, 2019, Mr. Louis had a meeting with the CEO of Company A to discuss a potential transaction. The discussion focused on a potential acquisition of Company A by Gannett, but no specific price or consideration structure was proposed. Soon after such meeting, the parties began to share confidential materials in order to conduct preliminary due diligence regarding a combination transaction, focused initially on the potential achievable synergies. In the weeks that followed, representatives of Gannett, Goldman Sachs and Greenhill had several discussions with representatives of Company A regarding a potential transaction and the ongoing due diligence process.

On March 18, 2019, Mr. Reed contacted Mr. Dickey to inquire if the Gannett Board had provided any feedback yet on a potential transaction with New Media. Mr. Dickey indicated that the Gannett Board continued to evaluate strategic alternatives.

On March 21, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden, to discuss a number of topics, including matters relating to the MNG proposal and proxy contest, the company’s ongoing CEO search, and the potential transaction opportunities with New Media and Company A, among other potential strategic options. The Gannett Board received updates regarding recent contacts with Company A and New Media and discussed with Gannett’s management and advisors the due diligence analysis with respect to anticipated achievable synergies in a transaction with Company A, certain financial metrics with respect to New Media, and illustrative timelines for these alternative transactions. The directors authorized the entry into a mutual NDA with New Media and the commencement of high-level non-public due diligence with respect to a transaction, focused initially on the potential achievable synergies.

On March 22, 2019, representatives of Goldman Sachs spoke with Mr. Reed about beginning a limited-scope due diligence process with respect to evaluating the potential synergies that could be achieved in a transaction involving New Media and Gannett. Later that day, representatives of Goldman Sachs, on behalf of Gannett, forwarded a draft mutual NDA in respect of a potential transaction involving New Media and Gannett to New Media.

On March 26, 2019, at a meeting of the New Media Board, Mr. Reed reported that Gannett had invited New Media to perform limited-scope due diligence with respect to evaluating the potential synergies that could be achieved in a transaction involving New Media and Gannett. New Media’s independent directors expressed their support and agreed that New Media should enter into an NDA with Gannett and commence the analysis. Thereafter, representatives of Skadden and Cravath exchanged various drafts of the mutual NDA and held several discussions regarding the NDA.

On March 29, 2019, Gannett and New Media entered into a final version of the mutual NDA with a standstill obligation that permitted each party to submit a confidential, non-public proposal for a negotiated transaction with the other party and which automatically terminated after entry into a definitive agreement by the other party for a transaction involving the acquisition of such party.

On March 31, 2019, Gannett received an initial due diligence request list from New Media. Between March 31, 2019 and April 11, 2019, Gannett and New Media began to share confidential materials to conduct preliminary due diligence regarding a potential transaction, focused initially on the potential achievable synergies. During such period, representatives of New Media (including certain employees of the Manager), Gannett, Greenhill and Goldman Sachs had several due diligence-related discussions, but New Media and Gannett did not engage in substantive discussions with respect to a transaction.

On April 11, 2019, Mr. Reed contacted representatives of Goldman Sachs and Greenhill to provide an update on New Media’s estimate regarding the volume and timing of synergies achievable by the combined company, based on the due diligence conducted to date. No specific price for a transaction was discussed, but Mr. Reed indicated that he believed New Media would be prepared to make a specific proposal within a short period of time, if requested by Gannett.

On April 12, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden, to further discuss Gannett’s potential strategic options, including potential transactions with Company A or New Media. Representatives from Greenhill and Goldman Sachs, together with members of Gannett’s senior management, provided an update to the Gannett Board on the due diligence conducted to date on both transaction alternatives and discussed with the directors a preliminary illustrative financial analysis of each alternative, as well as potential next steps and timing. Representatives of Goldman Sachs and Greenhill also provided an update on the potential financing for the New Media transaction and New Media’s perspectives on certain social issues, such as the combined company’s name and headquarters and the role for a new Gannett CEO in the combined company. The Gannett Board also received an update on and discussed matters relating to the ongoing proxy contest with MNG. In addition, representatives of Skadden discussed matters relating to the directors’ fiduciary duties. The directors expressed support for submitting a letter to Company A that would describe Gannett’s interest and timeline in potentially pursuing a transaction and also requested a follow up meeting to further discuss the proposed transaction with New Media.

On April 18, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden, to continue to discuss a potential transaction with New Media. Representatives of Greenhill and Goldman discussed with the directors the potential terms of a possible proposal from New Media and presented an updated preliminary illustrative financial analysis of a potential transaction with New Media at a range of potential prices and transaction structures. The Gannett Board also discussed with Gannett’s advisors and management matters relating to a potential transaction with Company A, as well as Gannett’s stand-alone plan and ongoing CEO search, among other matters. Representatives of Skadden discussed matters relating to the Gannett Board’s fiduciary duties. The Gannett Board expressed support for requesting a more specific transaction proposal from New Media in the near future. The Gannett Board also provided input on the draft letter that was proposed to be sent to Company A, as discussed at their prior meeting.

On April 24, 2019, Gannett sent a letter to the CEO of Company A, indicating Gannett’s desire to postpone any further discussions regarding a possible transaction until after Gannett’s annual meeting. While the Gannett Board continued to receive updated analyses from Greenhill and Goldman Sachs regarding a potential transaction with Company A, including comparisons of a potential transaction with Company A to other strategic alternatives, as described below, substantive engagement between Gannett and Company A regarding a transaction did not continue.

On April 25, 2019, Mr. Dickey spoke with Mr. Reed to indicate that Gannett was open to receiving an acquisition proposal from New Media, if New Media desired to send such a proposal, and that price and digital strategy would be key considerations for the Gannett Board. Mr. Dickey also noted that separate and distinct from the proposal, the Gannett Board had requested that Mr. Reed meet with Gannett’s then-leading CEO candidate. In the following days, representatives of Greenhill and Goldman Sachs spoke with Mr. Reed to arrange such a meeting.

On April 30, 2019, at a meeting of the New Media Board, Mr. Reed provided an update on the due diligence process and reported an estimate of potential synergies that could be realized in a potential transaction involving Gannett. Mr. Reed also reported that Gannett’s advisors had communicated to him that Gannett was open to receiving an acquisition proposal from New Media. During the meeting, the New Media Board determined that, given Gannett’s invitation to submit a proposal, the Transaction Committee should be formally constituted and empowered in the near future (and prior to submission of any proposal). The independent members of the New Media Board agreed to interview legal and financial advisors to advise the to-be-formed Transaction Committee.

On May 1, 2019, Mr. Reed met with the then-leading candidate for the Gannett CEO position to discuss strategic issues and digital transformation.

On May 2, 2019, Mr. Reed and Mr. Dickey spoke briefly regarding the most recent discussions between the parties.

On May 3, 2019, the independent members of the New Media Board began to conduct interviews of candidates for the role of independent counsel to the Transaction Committee, and the interviews continued on May 4, 2019.

Also on May 3, 2019, the New Media Board met twice. At the first meeting, Mr. Reed provided an update on his meeting with the Gannett CEO candidate, and the New Media Board discussed other topics related to a potential transaction with Gannett. At the second meeting, the New Media Board determined to proceed with the preparation of a detailed written proposal to acquire Gannett, in order to be in a position to move quickly if the Transaction Committee so authorized.

Also on May 3, 2019, Mr. Edens resigned from his position as a director and Chairman of the New Media Board (which resignation was not related to any disagreement with the New Media Board regarding a potential transaction with Gannett), and on May 7, 2019, the New Media Board appointed Mr. Reed as Chairman and appointed Kevin Sheehan as New Media’s first lead director.

On May 4, 2019, Mr. Reed contacted representatives of Greenhill and Goldman Sachs with respect to timing and next steps for further discussions between New Media and Gannett.

On May 6, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance for a portion of the meeting. Among other things, the Board discussed further the potential strategic alternatives, including continuing as a stand-alone company with a new CEO, a possible transaction with Company A or a possible transaction with New Media. Following this discussion, the Gannett Board directed representatives of Greenhill and Goldman Sachs to request a written proposal from New Media, which they did later that same day.

Also on May 6, 2019, the independent members of the New Media Board informed New Media’s management of their selection of Wilson Sonsini as independent counsel to the Transaction Committee and began to conduct interviews of candidates to serve as financial advisor to the Transaction Committee. Wilson Sonsini was formally engaged by the Transaction Committee on May 7, 2019.

On May 7, 2019, the New Media Board met, with members of New Media management and representatives of Cravath in attendance. Mr. Reed updated the New Media Board on the discussions that had occurred between New Media and Gannett to date, and that Gannett had requested that New Media provide a written proposal for a potential transaction. The New Media Board then formed the Transaction Committee, which was composed of Theodore P. Janulis, Kevin Sheehan and Laurence Tarica. These three directors are the independent members of the New Media Board, and are also unaffiliated with the Manager. In forming the Transaction Committee, the New Media Board reviewed the considerations that it discussed at its February 27, 2019, meeting, in particular that (1) it was possible that New Media would issue additional shares of New Media common stock as a portion of the consideration used to acquire Gannett; and (2) the fees payable by New Media to the Manager under the Existing Management Agreement could be increased by the acquisition of Gannett because such fees were based on (a) future equity issuances (including in the context of acquisitions) by New Media and (b) New Media’s net income. As such, the New Media Board believed that it was appropriate that independent directors who had no affiliation with the Manager oversee the acquisition process. In forming the Transaction Committee, the New Media Board determined that the Transaction Committee should consider, evaluate, negotiate and approve any potential acquisition of Gannett, or any related transaction or alternative. The New Media Board also agreed that it would not approve an acquisition of Gannett if such acquisition was not first approved by the Transaction Committee. The Transaction Committee also had the authority to retain its own legal and financial advisors.

On May 8, 2019, the Transaction Committee met and appointed Kevin Sheehan as chair of the Transaction Committee. Representatives of Wilson Sonsini, legal counsel to the Transaction Committee, attended this meeting. The representatives of Wilson Sonsini discussed with the members of the Transaction Committee their fiduciary duties as directors generally and in the context of a potential acquisition of Gannett. The Transaction Committee determined to retain a financial advisor to assist it in evaluating the acquisition of Gannett and certain financial terms of the Existing Management Agreement.

Later on May 8, 2019, the Transaction Committee met again, with members of New Media management in attendance for a portion of this meeting. Representatives of Wilson Sonsini also attended this meeting. New Media management discussed with the Transaction Committee the timing and process for the submission of an acquisition proposal to Gannett. The Transaction Committee agreed to meet on May 13, 2019, at which meeting Credit Suisse would present an updated preliminary financial analysis so that the Transaction Committee could form a view on the price and other terms of a potential acquisition proposal. In executive session, the Transaction Committee determined, after having interviewed multiple potential financial advisors, to select Jefferies to serve as its financial advisor. The Transaction Committee selected and subsequently engaged Jefferies taking into consideration, among other things, Jefferies’ qualifications, experience, international reputation and knowledge of the industry in which New Media and Gannett operate, as well as Jefferies’ experience with similar transactions. In executive session, the Transaction Committee discussed the Existing Management Agreement.

On May 13, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Cravath and Credit Suisse in attendance for a portion of the meeting. Representatives of each of Wilson Sonsini and Jefferies also attended this meeting. New Media management provided its perspective on terms of a potential acquisition of Gannett, as well as the expected benefits of the acquisition to New Media in the form of increased cash flow and the opportunity to achieve significant synergies. The representatives of Credit Suisse reviewed for, and discussed with, the Transaction Committee a summary of Credit Suisse’s preliminary financial analysis of an acquisition of Gannett by New Media. The Transaction Committee discussed (1) the strategic rationale of an acquisition of Gannett and the risks of such an acquisition; and (2) other strategic alternatives that might be pursued by New Media. New Media management and Cravath were then excused from the meeting and the Transaction Committee continued discussions with representatives of Wilson Sonsini and Jefferies. The Transaction Committee then discussed the Existing Management Agreement, a potential acquisition of Gannett, and other potential strategic alternatives available to New Media. In light of the potential for the acquisition of Gannett to increase the payments owed by New Media to the Manager pursuant to the Existing Management Agreement, the Transaction Committee determined that it would not approve an acquisition of Gannett without that acquisition being subject to the nonwaivable approval of a majority of the stockholders of New Media unaffiliated with the Manager. The Transaction Committee subsequently informed Mr. Reed of this decision.

Later on May 13, 2019, the Transaction Committee met again, with members of New Media management and representatives of each of Cravath and Credit Suisse in attendance for a portion of the meeting. Representatives from each of Wilson Sonsini and Jefferies also attended this meeting. The Transaction Committee continued its discussion of a potential acquisition of Gannett and the terms that might be included in an acquisition proposal, including price. The Transaction Committee reviewed various points that had been discussed with Mr. Reed earlier that afternoon. Mr. Reed also clarified the anticipated ongoing costs to achieve synergies that had been referenced by New Media management at the earlier meeting. The members of the Transaction Committee noted the track record of Mr. Reed and Fortress in achieving synergies and the importance of Mr. Reed’s role in leading such a process.

On May 14, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee continued its discussion of a possible acquisition of Gannett, the appropriate timing for renegotiating the Existing Management Agreement, and the potential synergies expected by New Media management to be realized from an acquisition of Gannett. The members of the Transaction Committee also discussed making a cash and stock acquisition proposal with an implied price range of $11.50 to $12.00 per share. The Transaction Committee also discussed other aspects of a potential proposal, including social issues and governance issues and how those should be reflected in the bid letter.

Later on May 14, 2019, the Transaction Committee met again, with representatives of each of Wilson Sonsini and Jefferies in attendance. Members of New Media management attended a portion of this meeting. Mr. Reed informed the Transaction Committee that the Manager understood that any acquisition of Gannett would be subject to the nonwaivable approval of a majority of the stockholders of New Media unaffiliated with the Manager. The Transaction Committee approved the submission to Gannett of a nonbinding acquisition proposal.

Later on May 14, 2019, New Media submitted a non-binding written proposal to acquire Gannett at a proposed price of between $11.50 and $12.00 per Gannett share of common stock, with approximately 60% of the consideration to be paid in cash and 40% to be paid in New Media common stock, and with New Media stockholders being expected to own a majority of the combined company. The proposal represented a 31% to 37% premium to the prior day’s closing share price, and indicated that it would equate to $16.00 to $16.50 per share in value when the impact of $200 million of achievable synergies is taken into account. The proposal indicated that it was not contingent on financing, that draft commitment papers from Credit Suisse had been received, and that New Media had a high degree of confidence in its ability to arrange financing, which would involve a combination of debt financing and a preferred stock issuance. The proposal estimated at least $200 million of annual run-rate synergies to be realized in the near term. The proposal indicated that New Media would look to Gannett senior management to help populate the combined company’s ranks, and that New Media was open to discussing board representation for the combined company that would complement the strengths of the New Media Board. The proposal expressed a willingness to consider utilizing Gannett’s headquarters and brand for the combined company. The proposal also requested that the Gannett Board not enter into an agreement with a prospective CEO without providing New Media an opportunity to discuss the matter. The proposal indicated that no significant impediments to antitrust approval of the transaction were identified, and that New Media was prepared to complete its due diligence on an expedited basis.

On May 15, 2019, representatives of Greenhill and Goldman Sachs spoke with Mr. Reed in order to clarify certain terms of the proposal, including by discussing questions relating to value, relative ownership split, anticipated financing sources and terms, leadership and timing. Mr. Reed noted that the stock component would be based on an exchange ratio that would be fixed at the time a definitive agreement was signed, and that the proposal should be viewed as a $12.00 proposal, with the potential to exceed $12.00 depending on the outcome of diligence. Mr. Reed explained that New Media was still negotiating the terms of the financing but anticipated raising at least $300 million via a convertible preferred equity issuance to a reputable investor (but not Fortress) and that the remainder of cash consideration would be funded by debt. Mr. Reed indicated that he expected that he would continue as CEO of the combined company at least for the initial years.

Later on May 15, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden, in advance of the next day’s annual meeting of Gannett stockholders. Representatives of Greenhill and Goldman Sachs discussed the proposal received by New Media with the directors and provided a preliminary illustrative financial analysis of the proposal. This discussion continued in a meeting of the Gannett Board on May 16, 2019, following the conclusion of Gannett’s annual meeting of stockholders held on May 16, 2019. Members of Gannett’s senior management and representatives of Greenhill and Goldman Sachs attended a portion of this meeting. The Gannett Board asked that the representatives of Greenhill and Goldman Sachs provide feedback on the proposal to New Media that the price remained open but needed to be higher than $12.00 per share, and that the combined company should have leadership with digital experience to preserve the future value of the enterprise to stockholders. To that end, the Gannett Board believed that their leading CEO candidate should be the CEO of the combined company and that Mr. Reed should become executive chairman of the combined company.

Following the May 16, 2019 meeting of the Gannett Board, representatives of Greenhill and Goldman Sachs contacted Mr. Reed to provide the Gannett Board’s feedback on the proposal. Mr. Reed and the representatives of Greenhill and Goldman Sachs spoke again on May 17, 2019 with respect to certain aspects of the feedback.

Later in the day on May 17, 2019, after Mr. Reed’s conversation with the representatives of Greenhill and Goldman Sachs, the Transaction Committee met to receive a report from Mr. Reed. Mr. Reed attended for a portion of the meeting. Mr. Reed updated the Transaction Committee on the discussion that he had with the representatives of Greenhill and Goldman Sachs earlier in the day. Mr. Reed provided his perspective on the candidate, and the Transaction Committee concluded it was more appropriate for the candidate to have a significant operating role in the combined company but ultimately report to Mr. Reed as the combined company’s CEO. The Transaction Committee directed Mr. Reed to inform Gannett’s financial advisors of this conclusion. Without Mr. Reed, the Transaction Committee met with its advisors to further discuss the potential acquisition of Gannett.

Still later on May 17, 2019, Mr. Reed informed representatives of Greenhill and Goldman Sachs of the Transaction Committee’s determination. In that discussion, the representatives of Greenhill and Goldman Sachs suggested that Mr. Reed share this response directly with Mr. Louis. Additional discussions followed on May 18 and 19.

On May 21, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill and Goldman Sachs, to discuss next steps with respect to the New Media proposal and consideration of that possible transaction as compared to Gannett’s stand-alone alternative with a new CEO. The Gannett Board discussed various benefits and risks associated with the proposed transaction and other alternatives. Representatives of Greenhill and Goldman Sachs presented a detailed financial analysis of the Existing Management Agreement, including detail regarding the calculation of fees paid under the agreement and the estimated costs associated with terminating it.

On May 22, 2019, Mr. Louis and Mr. Reed spoke regarding the New Media proposal. During their conversation Mr. Reed relayed the perspectives of the Transaction Committee and the two discussed issues primarily relating to post-closing board composition, the potential role for Gannett’s leading CEO candidate, and the commitment to digital transformation. Mr. Reed and Mr. Louis also discussed potential next steps on a more comprehensive due diligence review process.

On May 23, 2019, the Gannett Board held a meeting, together with members of Gannett’s senior management and representatives of Greenhill and Goldman Sachs, to continue its discussion of next steps with respect to the New Media proposal and consideration of that transaction as compared to Gannett’s stand-alone alternative with a new CEO.

On May 27, 2019, Mr. Louis informed Mr. Reed that the Gannett Board recognized the potential financial logic of a transaction with New Media, but also was continuing to pursue its CEO search and wanted to continue to discuss the best path toward achieving the companies’ shared goal of digital transformation. Mr. Louis suggested that it would be helpful to bring together some of Gannett’s and New Media’s respective independent directors for a high-level conversation about digital transformation. Mr. Louis also gave Mr. Reed permission to discuss Gannett specifically with financing sources at this time so that New Media could provide evidence of committed financing, while declining to authorize the commencement of full-scope diligence.

On May 28, 2019, Mr. Reed spoke with representatives of Greenhill and Goldman Sachs. Representatives of Greenhill and Goldman Sachs reiterated the messages conveyed by Mr. Louis the prior day, and discussed next steps in terms of discussions with representatives of Credit Suisse and other due diligence discussions. Mr. Reed expressed his desire to commence full-scope diligence, and reiterated his view on the appropriate role for a new Gannett CEO in the combined company. A representative of Goldman Sachs subsequently contacted Mr. Reed to authorize the commencement of diligence with respect to pension and tax matters.

Also on May 28, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Jefferies and Wilson Sonsini in attendance. The Transaction Committee discussed Mr. Louis’s feedback to Mr. Reed, and the various social and governance matters that would need to be resolved in a combination of the companies.

On May 29, 2019, at New Media’s request, representatives of Goldman Sachs and Greenhill held an introductory call with representatives of Credit Suisse. Representatives of Gannett and New Media and their respective financial advisors, as well as the financial advisor of the Transaction Committee, also began engaging in additional due diligence discussions.

On May 30, 2019, Mr. Reed contacted Mr. Louis, acknowledging the priorities expressed by Mr. Louis to understand and codify New Media’s commitment to digital transformation, to secure the right leadership for the combined company after closing, and to confirm the financing arrangements for the proposed transaction. Mr. Reed expressed his interest in pursuing the proposed transaction, and that expanded due diligence efforts were the next step, with Gannett’s agreement.

On May 31, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance for a portion of this meeting. Representatives of Skadden reviewed the directors’ fiduciary duties in the context of a potential transaction. Representatives of management discussed with the directors financial performance trends for 2019 and an updated sensitivity analysis for the remainder of 2019. Representatives of Greenhill and Goldman Sachs provided a situation update on a potential transaction with Company A and also provided an update on the proposed transaction with New Media, including the planned timeline for additional due diligence and negotiation of transaction agreements. Representatives of Greenhill and Goldman Sachs discussed with the directors their respective preliminary illustrative financial analyses in the context of a potential transaction with Company A at various prices and different transaction structures and in the context of a potential transaction with New Media at various prices and different transaction structures, noting that further specific price and exchange ratio negotiations had not yet occurred beyond New Media’s original proposal but that Gannett’s advisors had emphasized to New Media that the price must be higher than $12.00 per share. The Gannett Board expressed support for commencing expanded due diligence with respect to a potential transaction with New Media.

Also on May 31, 2019, representatives of Goldman Sachs and Greenhill spoke with Mr. Reed to inform him that Gannett had authorized the commencement of expanded due diligence.

During June and July, discussions continued between representatives of Gannett and representatives of New Media (including certain employees of the Manager) and their respective advisors, as well as the advisors of the Transaction Committee, regarding various due diligence topics. These discussions included both a due diligence review of Gannett by New Media and the Transaction Committee and their respective advisors and a due diligence review of New Media by Gannett and its advisors.

On June 3, 2019, Mr. Louis contacted Mr. Reed to request informal meetings between a subset of the members of the New Media Board and the Gannett Board in connection with an upcoming meeting of the Gannett Board scheduled for June 10, 2019. The purpose of these meetings was for each side to educate the other on the business and strategic vision of their respective companies, as well as New Media’s strategic vision for the combined company.

From early June until the signing of the merger agreement, New Media and Gannett, and their respective advisors, continued their due diligence reviews of New Media and Gannett.

On June 4, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the meeting request from Gannett.

On June 10, 2019, the Gannett Board held a meeting. The Gannett Board received presentations from its two leading CEO candidates. Subsequently, the Gannett Board and Mr. Reed and two of New Media’s independent directors, Mr. Theodore Janulis and Mr. Tarica, met in person to introduce each other and to discuss multiple facets of the companies’ businesses, the marketing and digital strategies of both companies, the companies’ commitment to achieving a digital transformation, and the governance of the combined company. Following such discussions, Mr. Reed, Mr. Janulis and Mr. Tarica departed. Thereafter, the meeting of the Gannett Board resumed and members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden joined the meeting. Further discussion followed of potential strategic alternatives facing Gannett, including a stand-alone path, or possible transactions with Company A or New Media. Representatives from Greenhill and Goldman Sachs discussed with the directors updated illustrative timelines for a transaction with New Media, as well as the present terms of the proposed transaction, the impact of the Existing Management Agreement and an updated preliminary illustrative financial analysis of the proposed transaction. Representatives from Skadden discussed the directors’ fiduciary duties as well. The Gannett Board asked that the representatives of Greenhill and Goldman Sachs provide feedback on the proposal to New Media that, among other things, the Gannett Board remained of the view that the transaction price must be higher than $12.00 per share and believed any definitive agreement should provide for certain specific governance and leadership covenants to memorialize a commitment to digital transformation and thereby preserve the value of the continuing investment of Gannett stockholders. The feedback also included that the parties would need to further discuss the impact of and potential ways to reduce the costs and complexity presented by the Existing Management Agreement.

Also on June 10, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Jefferies and Wilson Sonsini in attendance. The Transaction Committee discussed the meetings with the Gannett Board held earlier that day. New Media management provided an update on the ongoing due diligence efforts of both New Media and Gannett.

On June 11, 2019, representatives of Goldman Sachs and Greenhill contacted Mr. Reed to provide the Gannett Board’s feedback.

On June 13, 2019, Mr. Louis contacted Mr. Reed and Gannett’s then-leading CEO candidate, Paul Bascobert, encouraging them to meet.

On June 14, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. Members of New Media management, Cravath and Credit Suisse attended a portion of this meeting. The Transaction Committee reviewed the terms of a draft merger agreement that was to be shared with Gannett. The Transaction Committee provided perspectives and feedback and approved the submission of a draft merger agreement to Gannett on the terms discussed. Mr. Reed also notified the Transaction Committee of the Gannett request that he meet Mr. Bascobert. Mr. Reed also notified the Transaction Committee of an informal expression of interest from a third party regarding a strategic transaction between New Media and that third party. After discussion of the potential risks and benefits of abandoning its pursuit of an acquisition of Gannett in favor of pursuing a strategic transaction with this third party, the Transaction Committee agreed to continue to focus on the acquisition of Gannett.

Later on June 14, 2019, Cravath, on behalf of New Media, distributed a draft merger agreement to Skadden, on behalf of Gannett. Over the following weeks, the parties and their respective advisors negotiated the merger agreement.

On June 17, 2019, Mr. Reed met with Mr. Bascobert. On June 18, 2019, Mr. Reed contacted Mr. Louis to discuss his meeting with Mr. Bascobert. Mr. Reed and Mr. Bascobert met again on June 26, 2019, and Mr. Bascobert met Mr. Tarica on July 15, 2019. There were no substantive discussions regarding the terms of a potential transaction between Gannett and New Media during these meetings.

On June 19, 2019, representatives from Greenhill and Goldman Sachs spoke with representatives of Credit Suisse regarding the progress of due diligence, efforts to respond to Gannett information requests regarding the Existing Management Agreement, the status of work on financing, and proposed timing for the transaction, among other matters.

On June 24, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the status of the acquisition of Gannett. The Transaction Committee also instructed Jefferies to continue to review the potential financial impact of the acquisition on the Existing Management Agreement.

On June 25, 2019, Skadden, on behalf of Gannett, sent revisions on the draft merger agreement to Cravath, on behalf of New Media. From this time until execution of the merger agreement, Skadden and Cravath exchanged multiple drafts of the merger agreement. Skadden also provided Cravath with a draft exhibit regarding certain governance matters pertaining to the combined company, including board size and composition, supermajority voting requirements for certain board matters, certain board committee composition matters and the treatment of certain key executive roles (which is referred to in this section as the “governance exhibit”).

On June 26, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance. Members of Gannett’s management and representatives of Greenhill, Goldman Sachs and Skadden provided an update on progress on workstreams, including due diligence, discussions regarding the draft merger agreement, governance related matters, and a detailed analysis of the Existing Management Agreement, including the projected fees associated with a combined company and the illustrative impact of those fees on value to Gannett and New Media stockholders. Representatives of Greenhill and Goldman Sachs discussed with the directors an updated preliminary illustrative financial analysis of Gannett on a stand-alone basis, as well as an updated preliminary illustrative financial analysis of a possible transaction with New Media, noting that the cash component being offered had increased to 66% of the consideration (at a $12.00 per share price). Among other things, the Gannett Board discussed with Gannett’s advisors and management the strategic rationales for the potential transaction, the meaningful premium being offered in relation to Gannett’s recent share prices, the de-risking available to stockholders through the cash component of the consideration, the potential upside available to stockholders through the stock component of the consideration, Gannett management’s estimate of the synergies potentially achievable in the transaction, the enhanced scale of the combined entity, the likely complementary strengths of Gannett and New Media in both the digital and traditional print businesses and a pro forma financial profile of the combined entity. They also discussed certain other considerations, including the risk associated with the stock component of the consideration, the leverage of the combined company, the additional expense and potential complications presented by the Existing Management Agreement, closing risks and the possibility of a negative impact of the transaction on operating performance and retention during the period between signing and closing. The Gannett Board provided guidance and direction to the advisors with respect to certain key open points in the negotiation affecting the value of the transaction to Gannett’s stockholders, including the transaction price and a potential amendment of the Existing Management Agreement.

On June 27, 2019, representatives of Skadden contacted representatives of Wilson Sonsini to introduce themselves and discuss going forward process with Cravath and Wilson Sonsini.

On June 28, 2019, representatives of Greenhill and Goldman Sachs had a discussion with representatives of Credit Suisse and Jefferies regarding certain of the deal terms under discussion. Representatives of Credit Suisse commented that the governance exhibit contemplated more control by Gannett than was anticipated, and also noted that Gannett’s desire to continue to pay its quarterly dividend, as reflected in the latest draft of the merger agreement, would require further discussion. It was also noted that the significant cash payment that would be required at closing under Gannett’s supplemental executive retirement plan had only recently been factored into their financial analysis and was negatively impacting that analysis.

Also on June 28, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. Jefferies reviewed and discussed with the Transaction Committee an illustrative overview of the potential financial impact of the acquisition of Gannett on the fees payable by New Media to the Manager under the Existing Management Agreement.

On June 29, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed Gannett’s comments on the draft merger agreement and Gannett’s proposal regarding governance of the combined company.

On July 1, 2019 and on July 3, 2019, representatives of Skadden, Cravath, Wilson Sonsini and New Media discussed the Existing Management Agreement, including the methodology for calculating the fee associated with a buy-out of the Manager’s continuing right to the incentive fee in connection with a termination of the Existing Management Agreement.

Also, on July 1, 2019, the Transaction Committee met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the status of the proposed acquisition of Gannett. The representatives of Cravath reviewed with the Transaction Committee various open points raised by the proposed revisions to the merger agreement and potential responses. The Transaction Committee provided feedback to Cravath for purposes of advancing the negotiations of the merger agreement.

On July 3, 2019, representatives of Greenhill and Goldman Sachs had a discussion with Mr. Reed regarding the various ongoing workstreams. Among other things, they noted that Gannett would be providing a proposal to amend and sunset the Existing Management Agreement as a condition to the transaction. Mr. Reed noted that he would not be involved in discussing or negotiating any proposal relating to the Existing Management Agreement, and indicated that any proposal should be provided to the Transaction Committee and its counsel.

That day, Skadden, on behalf of Gannett, sent Wilson Sonsini, on behalf of New Media, a proposal for amending the Existing Management Agreement, which included preliminary proposals to, among other things, continue the existing management fee at the existing level, reduce the incentive fee payable under the agreement from 25% to 10% of adjusted net income following the closing of the transaction, eliminate any obligation to issue options in connection with the Gannett transaction or otherwise, and sunset the agreement in three years. The proposal also contemplated a fixed one-time payment to the Manager in connection with the amendment and later termination of the Existing Management Agreement, payable in New Media common stock at the time the amended agreement went into effect at the closing of the transaction, but the proposal did not include a specific value for such fee, pending further discussion regarding the manner in which certain fees were intended to be calculated under the existing Existing Management Agreement. The proposal contemplated that the Manager would not be entitled to any further fees in connection with the termination of the Existing Management Agreement.

On July 8, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. Members of New Media management, Cravath and Credit Suisse attended a portion of this meeting. New Media management discussed the ongoing due diligence process and the potential impact on the price per share that New Media was willing to pay to acquire Gannett. The Transaction Committee also discussed and approved a proposal regarding governance of the combined company, which the Transaction Committee instructed Cravath to share with Skadden. In executive session, the Transaction Committee discussed (1) Gannett’s proposal regarding the Existing Management Agreement; and (2) the Transaction Committee’s views on possible amendments to the Existing Management Agreement in connection with the acquisition of Gannett.

On July 9, 2019, representatives of Greenhill and Goldman Sachs spoke with Mr. Reed on the status of various ongoing workstreams in the transaction, including diligence, financing, the governance exhibit and the Existing Management Agreement proposal, and also provided Mr. Reed with an update on the general status of Gannett’s discussions with Mr. Bascobert.

On July 10, 2019, members of Gannett’s senior management spoke with Mr. Reed and other representatives of New Media regarding certain employee related issues under the merger agreement, such as retention and equity award treatment. In the weeks that followed, until execution of the merger agreement, members of Gannett’s senior management and Mr. Reed had periodic discussions regarding diligence matters and employee related matters. Also on July 10, 2019, Cravath, on behalf of New Media, sent comments on the governance exhibit to Skadden, on behalf of Gannett.

On July 11, 2019, representatives of Greenhill and Goldman Sachs spoke with Mr. Reed regarding several open issues in the transaction, including the revised governance exhibit just received the previous day, and in particular the proposed board composition. Representatives of Greenhill and Goldman Sachs also spoke to Mr. Reed about the price and status of the Existing Management Agreement proposal, and Mr. Reed indicated that the Transaction Committee was still considering all the factors in the negotiation that impact value as a whole and also considering the proposal on the Existing Management Agreement.

Also on July 11, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed (1) Gannett’s proposal regarding the Existing Management Agreement; and (2) the Transaction Committee’s views on possible amendments to the Existing Management Agreement in connection with the proposed acquisition of Gannett.

On July 12, 2019, representatives of Credit Suisse contacted representatives of Greenhill and Goldman Sachs to discuss the process for further discussions on the governance exhibit, as well as the status of New Media’s negotiations with various financing sources and timing for a potential transaction.

On July 13, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the status of the proposed acquisition of Gannett, as well as the terms of the proposed financing for such acquisition.

Beginning on July 14, 2019 and continuing until the merger agreement was entered into, representatives of Skadden and of Cravath had periodic discussions regarding the status of various documents relating to the transaction, as well as open legal and business points in the transaction.

On July 15, 2019, representatives of Skadden spoke with representatives of Wilson Sonsini to discuss the current proposals regarding the Existing Management Agreement and governance matters. Thereafter, and continuing until the merger agreement was entered into, discussions regarding the Existing Management Agreement and governance matters continued between Skadden and Wilson Sonsini.

On July 16, 2019, Mr. Reed contacted representatives of Greenhill and Goldman Sachs to provide an update on certain developments with respect to New Media’s search for additional director candidates, as well as certain diligence matters.

Also on July 16, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the status of the proposed acquisition of Gannett, as well as the terms of the proposed financing for such acquisition.

On July 17, 2019, representatives of Greenhill spoke with representatives of Credit Suisse, who indicated that New Media had determined that the financing for the transaction would be provided by Apollo. Soon thereafter, Apollo began its due diligence review, and representatives from Gannett, Greenhill, Goldman Sachs and Skadden participated in due diligence calls and provided documents and informational responses to representatives of Apollo and its legal counsel.

On July 18, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee discussed the Existing Management Agreement and the potential financial impact of the acquisition of Gannett on the fees payable to the Manager pursuant to the Existing Management Agreement, as well as a sample calculation of such fees provided by the Manager. The Transaction Committee, with input from Jefferies and Wilson Sonsini, considered the calculation and the role of the Transaction Committee in negotiating changes to the Existing Management Agreement. New Media management and representatives of each of Cravath and Credit Suisse joined for a portion of the meeting and discussed the status of negotiations regarding the potential acquisition of Gannett. The Transaction Committee again met in executive session to further discuss the Existing Management Agreement and various modifications that could be made to the Existing Management Agreement to, among other things, reduce the fees payable to the Manager. The Transaction Committee also requested that Credit Suisse prepare additional analysis regarding the transaction, the valuation of New Media and other potential strategic alternatives available to New Media.

Also on July 18, 2019, a representative of the Manager spoke with a representative of Skadden, and subsequently followed up by email, providing a calculation from the Manager of the estimated cost, under the existing terms of the Existing Management Agreement, to buy out the Manager’s continuing right to the incentive fee in the context of a termination of the Existing Management Agreement. Also on this day, representatives of Wilson Sonsini spoke with representatives of Skadden to discuss the same information, and requested that Skadden and Gannett use that data to inform an updated proposal with respect to the Existing Management Agreement, including specific values associated with any proposed amendment to the existing terms of the Existing Management Agreement.

Also on July 18, 2019, representatives of Greenhill and Goldman Sachs contacted Mr. Reed to discuss various matters relating to the transaction. Among other things, representatives of Greenhill and Goldman Sachs reiterated that the Gannett Board continued to believe a $12.00 price was insufficient, and discussed with Mr. Reed the several open items in the transaction impacting the parties’ views on price. Mr. Reed and the representatives of Greenhill and Goldman Sachs also discussed certain matters related to the financing to be provided by Apollo.

Also on July 18. 2019, The Wall Street Journal published an article, indicating that Gannett and New Media were in advanced talks.

On July 19, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance for a portion of this meeting. Representatives of Greenhill, Goldman Sachs and Skadden provided updates on and discussed with the Gannett Board the latest negotiations between the parties, including with respect to governance matters, the Existing Management Agreement and price. The Gannett Board provided feedback to the advisors regarding these matters.

On July 22, 2019, Skadden, on behalf of Gannett, sent Cravath, on behalf of New Media, a draft of the portion of the Gannett disclosure letter to the merger agreement relating to interim operating covenants. From this time until execution of the merger agreement, Skadden and Cravath exchanged multiple drafts of the Gannett and New Media disclosure letters to the merger agreement. In addition, representatives of Cravath updated representatives of Skadden with respect to the proposed financing, indicating that the financing provided by Apollo would be structured as a term loan of approximately $1.8 billion that would be fully prepayable without penalty, with no equity financing.

On July 23, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management in attendance for a portion of this meeting. Representatives of Greenhill, Goldman Sachs and Skadden also joined a portion of the meeting to discuss the proposed transaction with New Media. Representatives of Greenhill and Goldman Sachs provided an update on the status of negotiations with New Media, and together with representatives of Skadden, discussed with the Gannett Board the key open points in the negotiation, including the price and exchange ratio, the relative allocation of cash and stock consideration, the proposed amendment to the Existing Management Agreement, whether Gannett could continue its regular quarterly dividend between signing and closing, the efforts required with respect to obtaining regulatory clearances, the termination fees payable by Gannett and New Media under certain circumstances, the termination date after which either Gannett or New Media could terminate the merger agreement, certain interim operating covenants, and certain governance issues, including issues relating to the size and composition of the combined company’s board and the role for Gannett’s CEO if Gannett were to hire a CEO by the time the transaction is announced. Representatives of Greenhill and Goldman Sachs, as well as members of Gannett’s management, provided an update on recent trading activity in Gannett and New Media stock since the news reports regarding a potential transaction and certain aspects of due diligence, including New Media’s second quarter financial results and the parties’ current views on estimated potential synergies. Representatives of Greenhill and Goldman Sachs also reported that New Media had identified unexpected cash obligations at closing (including payments under Gannett’s supplemental executive retirement plan), which had caused New Media to change its view on the stock/cash allocation of the offer, and that this allocation was still subject to negotiation, noting that the prior stock allocation had been approximately 34%, but the current view was that stock would comprise approximately 45% of the consideration.

At this meeting, representatives of Greenhill, Goldman Sachs and Skadden also discussed with the directors the proposed amendment to the Existing Management Agreement, and the open business issues to be decided before presenting a complete proposal on the Existing Management Agreement to New Media and the Transaction Committee. Representatives of Greenhill and Goldman Sachs provided an updated illustrative financial review of the proposals being considered with respect to the amendment to the Existing Management Agreement. Representatives of Skadden discussed fiduciary duty considerations. The advisors, management and the Gannett Board discussed potential outcomes, timing, next steps and other considerations in connection with the proposed transaction. The Gannett Board provided guidance and direction to the advisors with respect to the proposal to present on the amendment to the Existing Management Agreement and other open points in the negotiation.

On July 23, 2019, Skadden sent Wilson Sonsini a revised version of the proposal with respect to the amendment to the Existing Management Agreement and a revised governance exhibit. This proposal included continuation of the existing management fee, a reduction in the annual incentive fee from 25% to 10% of adjusted net income, a termination fee of $45 million, payable in shares of New Media common stock to be issued at the closing of the transaction, elimination of any obligation to issue options in connection with the Gannett transaction or otherwise, and termination of the Existing Management Agreement in two years, with no survival of the incentive fee and no further termination fee payable. With respect to governance, the governance exhibit sent by Skadden provided for, among other things, a nine member board, with four members appointed by New Media (including Mr. Reed), three members appointed by Gannett, and two members jointly agreed. In addition, the Gannett CEO (if any) would serve as the operating company CEO for the combined company.

On July 24, 25 and 26, 2019, certain members of the Transaction Committee and representatives of the Manager held a number of discussions concerning the Existing Management Agreement and potential amendments to the Existing Management Agreement. During this period, the Transaction Committee met regularly to review these discussions.

On July 25, 2019, representatives of Greenhill and Goldman Sachs had a conversation with Mr. Reed to provide feedback from the Gannett Board’s recent meeting. Among other things, they discussed New Media’s progress on the financing and transaction timing, as well as the general status of the Transaction Committee’s and the Manager’s review of the latest proposal on the Existing Management Agreement.

Representatives of Gannett management continued to have periodic discussions with Mr. Reed and other representatives of New Media (including certain employees of the Manager) during this time regarding due diligence matters, issues relating to the conduct of Gannett’s business in the interim period, the potential timing for announcing a transaction, and the communications plan relating thereto.

Also on July 25, 2019, a representative of Fortress contacted a representative of Skadden and indicated that the Manager would not accept the proposed terms of the amendment to the Existing Management Agreement. The Fortress representative suggested the parties meet to discuss a constructive path forward. Later that day, representatives of Skadden spoke with representatives of Wilson Sonsini to recount this discussion and discuss next steps. In addition, representatives of Greenhill and Goldman Sachs contacted representatives of Jefferies to walk through the financial considerations that had guided the Gannett proposal with respect to the Existing Management Agreement.

On July 26, 2019, Fortress provided the Transaction Committee with its response to Gannett’s July 24, 2019 proposal to amend the terms of the Existing Management Agreement. This response accepted certain terms proposed by Gannett, but reduced the incentive fee to 17.5% (versus the 10% fee Gannett had proposed), and included the issuance to the Manager of options in the amount of 5% of the amount of shares issued to Gannett stockholders pursuant to the acquisition of Gannett (versus Gannett’s proposal, which did not include the issuance of any options). As proposed by Fortress, such options would be issued pursuant to the then-existing terms of the Existing Management Agreement, with an exercise price equal to the price per share of New Media common stock issued to Gannett stockholders.

Later on July 26, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance, to discuss Fortress’ position on the Existing Management Agreement. After such discussion, the Transaction Committee directed representatives of Wilson Sonsini to deliver a response to Fortress, indicating that the Transaction Committee proposed that the incentive fee be lowered from 17.5%, as proposed by Fortress, to 15%, and that the options to be issued to the Manager would be issued with a ten-year term and a strike price of $20.00 per share. Certain members of the Transaction Committee also discussed such proposal with representatives of Fortress. Between July 26, 2019 and July 30, 2019, certain members of the Transaction Committee, representatives of Wilson Sonsini, and counsel to the Manager and representatives of Fortress held a number of discussions concerning the proposed amendment to the Existing Management Agreement.

On July 27, 2019, at New Media’s request, a representative of Credit Suisse sent to representatives of Goldman Sachs a copy of the proposed term sheet relating to the financing to be provided by Apollo.

On July 29, 2019, representatives of Skadden spoke with representatives of Wilson Sonsini again on timing and process with respect to the Existing Management Agreement. Wilson Sonsini indicated that the Transaction Committee and the Manager were discussing the proposal and would revert with a proposal that both could accept. Wilson Sonsini also provided input from the Transaction Committee on the latest governance proposal from Skadden, indicating that the Transaction Committee would agree to Gannett nominating three independent directors on a nine-director board, but that New Media would choose the remaining five independent directors, without input from Gannett.

On July 30, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance. Representatives of Greenhill, Goldman Sachs and Skadden provided updates on the currently proposed terms of the debt financing for the transaction to be provided by Apollo and the impact thereof on the combined company, as well as the input recently received from Wilson Sonsini on governance matters. They, together with members of Gannett’s management, also discussed with the directors certain other key open issues in the transaction impacting the value of the transaction to Gannett stockholders, including the price and exchange ratio, the relative allocation of stock and cash consideration, whether Gannett could continue its regular quarterly dividend between signing and closing, and the proposed amendment to the Existing Management Agreement, among others.

Also on July 30, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. Members of New Media management, Cravath and Credit Suisse attended a portion of this meeting. The representatives of Credit Suisse discussed various potential strategic alternatives that might be available to New Media, including the potential transaction with Gannett and continuing to operate as a stand-alone business. The Transaction Committee discussed that the potential transaction with Gannett, including the significant synergies and possibility of a digital transformation of the two companies together, was the most attractive option available to New Media. The Transaction Committee noted, however, that in light of the unexpected cash obligations at closing, the cash component of the purchase price would likely need to be reduced. After receiving input from members of New Media management and Credit Suisse regarding methods of negotiating for a reduction in the cash component of the purchase price, the Transaction Committee met in executive session with its advisors and, following further instruction, determined to authorize Mr. Reed and Credit Suisse to seek a reduction in the purchase price.

Also on July 30, 2019, the members of the Transaction Committee engaged in discussions with Mr. Reed. During this discussion, the members of the Transaction Committee presented to Mr. Reed the final proposal of the Transaction Committee related to amendments to the Existing Management Agreement, which included a reduction of the incentive fee from 25% to 17.5% of adjusted net income, and the issuance of options in the amount of 5% of the amount of shares to be issued to Gannett stockholders pursuant to the acquisition of Gannett, with a premium strike price of $15.50. As proposed by the Transaction Committee, such options would become exercisable only following a 20 trading day period in which the closing price of New Media’s common stock was at or above $20.00 per share. This proposal was subsequently accepted by the Manager.

On July 31, 2019, Mr. Louis contacted Mr. Tarica. The two discussed the status of negotiations between the Transaction Committee and the Manager on the terms of the amendment to the Existing Management Agreement, the process that New Media was in the midst of with respect to evaluating two director candidates to add to its board, and the dividend policy for the combined company. Although the two did not specifically negotiate price, Mr. Louis did make the point that $12.00 was not sufficient.

Also on July 31, 2019, representatives of Wilson Sonsini contacted representatives of Skadden to describe the terms that the Transaction Committee and the Manager had agreed to on the amendment to the Existing Management Agreement.

Also on July 31, 2019, representatives of Credit Suisse and Goldman Sachs, at the direction of their respective clients, discussed outstanding issues relating to the price and exchange ratio for the transaction and Gannett’s payment of its regular quarterly dividend in the period prior to closing, as well as the dividend policy for the combined company. These discussions continued over the days that followed. In connection with such discussions, Credit Suisse updated the New Media Board and the Transaction Committee on Gannett’s position, as relayed by representatives of Goldman Sachs, on these matters, and received guidance by the Transaction Committee regarding responses to such positions.

Also on July 31, 2019, New Media conveyed its intention that Alison Engel, Senior Vice President, Chief Financial Officer and Treasurer of Gannett, would serve as the Chief Financial Officer for the combined company. Ms. Engel and Mr. Reed discussed this in the days that followed, and agreed that specific terms of any agreement in that regard would be discussed at a later date.

On August 2, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance for a portion of this meeting. Representatives of Skadden discussed the primary open issues in the draft merger agreement (other than those to be addressed by Greenhill and Goldman Sachs), including the required efforts to obtain regulatory clearances, the termination fees payable by Gannett and New Media under certain circumstances, and the termination date, and discussed the advisors’ proposed responses on these issues. Representatives of Greenhill and Goldman Sachs discussed other aspects of the negotiations, including the latest proposal on the Existing Management Agreement, Gannett’s right to pay its quarterly dividend, and the post-closing company dividend policy. Greenhill and Goldman Sachs identified the key remaining open business points as the final exchange ratio and stock/cash allocation. The latest proposal from New Media on price remained at $12.00 per share, consisting of an estimated $6.52 per share in cash and $5.48 per share in stock, with the fixed exchange ratio for the stock portion of the consideration still to be discussed but likely to be based on the most recent trading prices of New Media common stock. Representatives of Greenhill and Goldman Sachs each separately provided an updated preliminary illustrative financial analysis of the proposed transaction, taking into account the latest proposed terms with respect to the Existing Management Agreement and consideration mix. The Board directed Greenhill and Goldman Sachs to convey to representatives of New Media that a $12.00 price (with the stock portion based on New Media’s trading price on August 2, 2019) was insufficient.

That afternoon, representatives of Greenhill and Goldman Sachs contacted Credit Suisse and conveyed this feedback. In light of input from the Transaction Committee, representatives of Credit Suisse then came back to Greenhill and Goldman Sachs to indicate that the cash portion would be $6.25, not $6.52, in light of various cash requirements at closing, and that New Media may be proposing a price of $11.75 per share instead of $12.00 per share. Greenhill and Goldman Sachs provided Mr. Louis with an updated exchange ratio analysis based on $6.25 of cash and a $12.00 per share price.

Also on August 2, 2019, representatives of Cravath and Skadden discussed all remaining points in the draft merger agreement other than the open consideration issues, including the regulatory efforts standard, termination fees, certain interim operating covenants, and the survival period for certain covenants relating to post-closing employee benefits, and Cravath presented New Media’s proposal for resolution of the matters. Skadden and Cravath continued discussions on these matters over the following days, until the draft merger agreement was finalized on August 4, 2019.

Also on August 2, 2019, Cravath forwarded to Skadden a draft of the proposed amendment to the Existing Management Agreement which had been prepared by counsel to the Manager, indicating it reflected the collective view of the Transaction Committee and the Manager. The material terms reflected those that had been described previously to Skadden by Wilson Sonsini. On August 3, 2019 Representatives of Skadden and Wilson

Sonsini discussed certain questions and comments on the draft, and Skadden provided a proposed markup later that day. On August 3 and 4, 2019, Skadden, Wilson Sonsini and counsel to the Manager exchanged drafts of the amendment to the Existing Management Agreement and agreed on a final version.

On August 3, 2019, the Transaction Committee met, with representatives of each of Wilson Sonsini and Jefferies in attendance. Members of New Media management, Cravath and Credit Suisse attended a portion of this meeting. The representatives of Cravath reported that the terms of the transaction documentation, including with respect to the financing for the transaction, had been substantially negotiated and provided an update to the Transaction Committee on that basis. New Media management discussed its perspectives on the appropriate final purchase price to propose to Gannett, including various due diligence findings. Mr. Reed and the representatives of Credit Suisse offered their perspectives on per share prices that Gannett was likely to find acceptable; it was their consensus view that Gannett was unlikely to accept an acquisition proposal with an implied price of less than $12.00 per share in light of the fact that Gannett had rejected the MNG proposal and in light of prior discussions between Gannett, New Media and their respective advisors. In executive session, the Transaction Committee approved proposing an implied purchase price of $12.00 per share. The Transaction Committee requested that Credit Suisse convey this proposal to Gannett as New Media’s final offer.

Following the New Media Board meeting, representatives of Credit Suisse contacted representatives of Greenhill and presented what they characterized as their final offer of $12.00 per share, with $6.25 per share in cash and the remainder in stock, using an exchange ratio based on the volume weighted average trading prices of New Media common stock for the five consecutive trading days ending on August 2, 2019 of $10.68.

Later on August 3, 2019, the Gannett Board held a meeting, with members of Gannett’s senior management and representatives of Greenhill, Goldman Sachs and Skadden in attendance for a portion of this meeting. Representatives of Greenhill, Goldman Sachs and Skadden provided updates on and discussed with the Gannett Board the latest proposals for the open items in the transaction, including the price and exchange ratio.

Later on August 3, 2019, Messrs. Tarica and Sheehan spoke with Mr. Louis. During their conversation, Mr. Louis communicated that the Gannett Board would require a higher price and indicated that for certain members of the Gannett Board, the implied $12.00 per share price communicated by Credit Suisse to Greenhill earlier that day would not be acceptable. Mr. Tarica asked whether a price of $12.05 per share would be acceptable to the Gannett Board, and Mr. Louis responded that he was confident that the Gannett Board would agree to an implied price of $12.10 per share (with the exchange ratio for the stock portion to be determined in the same manner communicated by Credit Suisse earlier that day). Messrs. Tarica and Sheehan advised Mr. Louis that they would discuss the matter with the New Media Board.

Later on August 3, 2019, the New Media Board met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Wilson Sonsini and Jefferies in attendance. The New Media Board discussed Gannett’s response. The New Media Board approved, subject to approval by the Transaction Committee, an increase in the implied per share purchase price, based on a five-day volume-weighted average price for New Media common stock, to $12.05 per share, with the extra five cents to be in the form of, at Gannett’s election, cash or New Media common stock. The Transaction Committee met immediately thereafter, with representatives of each of Wilson Sonsini and Jefferies in attendance. The Transaction Committee concurred with the decision of the New Media Board.

Following this discussion, Mr. Louis and Mr. Tarica each indicated that their respective boards were prepared to agree on a per share price of $6.25 in cash and 0.5427 shares of New Media common stock, which reflected an overall implied price of $12.05 based on the volume weighted average trading prices of New Media common stock for the five consecutive trading days ending on August 2, 2019, and an overall implied price of $12.06 based on the closing price per share of New Media common stock on August 2, 2019.

Late the evening of August 3, 2019, Cravath provided Skadden with a draft of the Apollo Commitment Letter. From this time through August 4, 2019, Skadden, Cravath and counsel to Apollo exchanged comments on drafts of the Commitment Letter.

On August 4, 2019, the Gannett Board held a meeting, together with Gannett management and representatives of Greenhill, Goldman Sachs and Skadden. Mr. Louis and representatives of Greenhill, Goldman Sachs and Skadden provided the Gannett Board with an update on discussions and the resolution of open issues in the merger agreement and amendment to the Existing Management Agreement. Representatives of Greenhill

and Goldman Sachs each separately reviewed with the Gannett Board their respective financial analyses, summarized below in the section entitled “—Opinions of Gannett’s Financial Advisors” beginning on page [  ]. At the request of the Gannett Board, representatives of Greenhill rendered to the Gannett Board the oral opinion of Greenhill, which was subsequently confirmed by delivery of a written opinion, dated August 4, 2015, to the Gannett Board, and attached to this joint proxy statement/prospectus as Annex E, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in the written opinion, the merger consideration to be received by the holders of Gannett common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. At the request of the Gannett Board, representatives of Goldman Sachs also rendered to the Gannett Board the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion, dated August 5, 2019, to the Gannett Board, and attached to this joint proxy statement/prospectus as Annex D, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Representatives of Skadden reviewed with the Gannett Board certain relationship disclosures provided by Greenhill and Goldman Sachs. Representatives of Skadden also described in detail the final terms of the merger agreement. After considering the proposed terms of the merger agreement and taking into consideration a variety of factors, including those described in “—Gannett’s Reasons for the Merger; Recommendation of the Gannett Board,” the Gannett Board (1) determined that the merger agreement is advisable and in the best interests of Gannett and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by Gannett of the merger agreement, (3) adopted resolutions recommending that Gannett stockholders approve the merger agreement proposal and (4) directed that the merger agreement be submitted for consideration by Gannett stockholders at the Gannett special meeting. Additionally, the Gannett Board approved the offer letter to be entered into with Mr. Bascobert and approved his appointment as CEO and a director of Gannett, effective as of August 5, 2019.

Later on August 4, 2019, each of Gannett and Mr. Bascobert executed and delivered the offer letter.

Also on August 4, 2019, the New Media Board met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Wilson Sonsini and Jefferies in attendance. The representatives of Wilson Sonsini discussed with the members of the New Media Board their fiduciary duties as directors. The representatives of Cravath and Wilson Sonsini reviewed with the members of the New Media Board the material terms of the merger agreement and the proposed financing for the transaction and amendments to the Existing Management Agreement. The members of the New Media Board discussed reasons for and against entering into the proposed merger with Gannett.

Later on August 4, 2019, the New Media Board met again, with members of New Media management and representatives of each of Cravath, Credit Suisse, Wilson Sonsini and Jefferies in attendance. The representatives of Credit Suisse reviewed for, and discussed with, the New Media Board the financial analyses of Credit Suisse of the proposed merger consideration. The Transaction Committee met immediately thereafter, with representatives of each of Wilson Sonsini and Jefferies in attendance. Jefferies reviewed and discussed with the Transaction Committee the preliminary financial analysis of Jefferies of the proposed merger consideration.

Also on August 4, 2019, Mr. Reed informed representatives of Greenhill and Goldman Sachs that although the parties had been expecting delivery of Apollo’s executed debt commitment letter that evening, a scheduling issue at Apollo would require that delivery of the commitment letter be postponed to the following day.

On August 5, 2019, the Transaction Committee met, with representatives of each of Jefferies and Wilson Sonsini in attendance. At this meeting, Jefferies reviewed its financial analysis of the merger consideration with the Transaction Committee and rendered an oral opinion, confirmed by delivery of a written opinion dated August 5, 2019, to the Transaction Committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the merger consideration to be paid by New Media pursuant to the merger agreement was fair, from a financial point of view, to New Media. The Transaction Committee, after considering a variety of factors, including those described in “—New Media’s and the Transaction Committee’s Reasons for the Merger; Recommendations of the New Media Board and the Transaction Committee”, unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the amendments to the Existing Management Agreement, were advisable and in the best interests of New Media and its stockholders; (2) adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and (3) recommended that the New Media Board approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the amendments to the Existing Management Agreement, and that New Media stockholders approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Later on August 5, 2019, the New Media Board met, with members of New Media management and representatives of each of Cravath, Credit Suisse, Wilson Sonsini and Jefferies in attendance. The representatives of Credit Suisse rendered Credit Suisse’s oral opinion to the New Media Board, which was subsequently confirmed by delivery of a written opinion dated August 5, 2019, to the effect that, as of that date, and based upon and subject to various assumptions, matters considered and limitations described in Credit Suisse’s written opinion, which is attached as Annex B to this joint proxy statement/prospectus, the merger consideration to be paid by New Media in the merger pursuant to the merger agreement, was fair, from a financial point of view, to New Media. The Transaction Committee advised the New Media Board that it had received an opinion from Jefferies, which is attached as Annex C to this joint proxy statement/prospectus, and delivered its recommendations to the New Media Board. The New Media Board, after considering a variety of factors, including those described in “—New Media’s and the Transaction Committee’s Reasons for the Merger; Recommendations of the New Media Board and the Transaction Committee”, and upon the Transaction Committee’s recommendation, unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the amendments to the Existing Management Agreement, were advisable and in the best interests of New Media and its stockholders; (2) adopted, approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; and (3) recommended that New Media stockholders approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement. Mr. Reed, as a member of the New Media Board, joined in the vote to approve the merger and merger agreement, but recused himself from any vote on the amendments to the Existing Management Agreement.

Immediately following the August 5, 2019 meeting of the New Media Board, each of New Media, Gannett, Intermediate Holdco and Merger Sub executed and delivered the merger agreement. Thereafter, representatives of Gannett and New Media contacted the New York Stock Exchange to inform them of the impending announcement of the merger. The New York Stock Exchange halted trading, and soon thereafter on August 5, 2019, New Media and Gannett issued a joint press release publicly announcing the parties’ entry into merger agreement.

New Media’s Reasons for the Merger; Recommendations of the New Media Board and the Transaction Committee

At a meeting on August 5, 2019, the Transaction Committee unanimously (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders and (2) adopted resolutions recommending that the New Media Board approve and declare the advisability of the merger agreement and the consummation of the transactions contemplated by the merger agreement and that New Media stockholders approve the transactions contemplated by the merger agreement.

At a meeting on August 5, 2019, the New Media Board, upon the unanimous recommendation of the Transaction Committee, unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by New Media of the merger agreement and declaring the advisability of the merger agreement and (3) adopted resolutions recommending that the holders of New Media common stock approve the transactions contemplated by the merger agreement.

THE TRANSACTION COMMITTEE AND THE NEW MEDIA BOARD EACH RECOMMENDS THAT NEW MEDIA STOCKHOLDERS VOTE “FOR” THE TRANSACTIONS PROPOSAL AND “FOR” THE NEW MEDIA ADJOURNMENT PROPOSAL.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, the Transaction Committee and the New Media Board consulted with their respective legal and financial advisors and with New Media’s management, and in reaching their respective determinations and recommendations, the Transaction Committee and the New Media Board considered a number of factors, including the following factors that weighed in favor of the merger (which are not necessarily in order of importance):

Strategic Considerations and Synergies

•	the Transaction Committee’s and the New Media Board’s understanding of the business, operations, financial condition, earnings and prospects of New Media;
•	the strategic and transformative nature of the merger, combining the portfolios of two leading local newspaper companies to create a leading local and national media company with 263 daily media organizations across 47 states and Guam and USA TODAY, reaching more than 145 million unique visitors every month, as measured by Comscore;
•	the belief that the combined company’s scale will meaningfully advance its financial profile by leveraging nationwide reach and local presence to expand and deepen relationships with consumers and businesses;
•	the belief that the combined company’s scale will allow it to accelerate growth of its digital revenue through innovative customer experiences and new marketing solutions for businesses, while creating an expansive journalism network with the resources required to deliver unique and award-winning content;
•	the expectation that the merger is anticipated to result in run-rate cost synergies across the combined company of $275 - $300 million annually, the majority of which are expected to be realized within 24 months of closing and result from the increased scale of the combined company, sharing of best practices, leveraging existing infrastructure, facility rationalization and other judicious cost reductions;
•	the alternatives reasonably available to New Media, including remaining a standalone entity or pursuing other strategic alternatives, each of which the New Media Board and the Transaction Committee evaluated with the assistance of its advisors, and the New Media Board’s and Transaction Committee’s belief that the merger creates the best reasonably available opportunity to maximize value for New Media stockholders given the potential risks, rewards and uncertainties associated with each alternative, including achievement of anticipated synergies and execution and regulatory risk;
•	the belief that a digital transformation of the newspaper industry is vital to the preservation of journalism and that the merger will accelerate the combined company’s digital transformation;
•	the belief that the breadth and depth of each of New Media’s and Gannett’s digital offerings will make the combined company a leading digital media player and a stronger partner for advertisers and SMBs;
•	the fact that, because New Media stockholders would hold approximately 50.5% of New Media common stock outstanding immediately after consummation of the merger, New Media stockholders would continue to participate in the upside of the combined company, including future growth and anticipated synergies;
•	the recommendation of New Media’s senior management in favor of the transaction;
•	the fact that the financing commitment from Apollo to provide a five-year senior secured term loan facility in an aggregate principal amount of $1.792 billion will be freely pre-payable without penalty;
•	the anticipated ability of the combined company to service and pay down any indebtedness incurred in connection with the merger;
•	the amount of dividend payments that the combined company will be able to pay following the completion of the merger;

Governance Matters

•	the fact that the nine-member board of directors of the combined company will be comprised of the CEO of New Media, five Independent New Media Directors and three Independent Gannett Directors, allowing for the creation of a well-rounded and diverse board of directors with complementary strengths and backgrounds;

•	the fact that Mr. Reed, who has a strong track record of acquiring companies and achieving synergies, would be the CEO of the combined company;
•	the belief that the above-described governance matters would best position the combined company for future success and synergies realization;

Favorable Terms of the Merger Agreement

•	the Transaction Committee’s and New Media Board’s determination that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, the circumstances under which the merger agreement may be terminated and the regulatory and other commitments each of New Media and Gannett have agreed to, are reasonable and fair to New Media and its stockholders;
•	the fact that the merger agreement does not preclude New Media from responding to and negotiating certain unsolicited alternative transaction proposals for New Media from third parties made prior to the time New Media stockholders approve the transactions contemplated by the merger agreement, subject to compliance with certain substantive and procedural requirements;
•	the fact that the terms of the merger agreement provide that, prior to obtaining the New Media stockholder approval and subject to certain conditions, the New Media Board is permitted to (1) change its recommendation in response to a superior proposal or certain material developments or changes in circumstances that occur after the date of the merger agreement and/or (2) terminate the merger agreement in order to accept a superior proposal, in each of cases (1) and (2), subject to compliance with the terms and conditions of the merger agreement, which may include the payment of a termination fee;
•	the fact that the Transaction Committee and the New Media Board did not believe that the termination fee that New Media might be required to pay would preclude any other party from making a competing proposal for New Media;
•	the fact that the exchange ratio under the merger agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of New Media common stock or Gannett common stock), creating certainty as to the number of shares of New Media common stock to be issued in connection with the merger;
•	the fact that the transactions contemplated by the merger agreement, including the Share Issuance, are subject to the approval of New Media stockholders (disregarding any votes cast by any Fortress Stockholders) who will be free to approve or reject such matter;

Likelihood of Completion

•	the Transaction Committee’s and New Media Board’s belief that, while the consummation of the transaction is subject to various regulatory approvals, such approvals are likely to be obtained without a material adverse impact on the respective businesses of New Media and Gannett;
•	the Transaction Committee’s and New Media Board’s views, after consultation with their respective financial advisors and New Media’s management, as to the likelihood that New Media will be able to obtain the necessary financing and that the full proceeds of the financing will be available to New Media, in each case subject to the terms of the debt commitment letter;
•	the fact that the financing commitment from Apollo to provide a five-year senior secured term loan facility in an aggregate principal amount of $1.792 billion, together with cash on hand, will be sufficient to enable New Media to fund the cash portion of the merger consideration, to refinance Gannett’s and New Media’s existing debt and to pay all fees, expenses and other amounts incurred in connection with the merger agreement;
•	the fact that Gannett has committed to use its reasonable best efforts to complete the merger and to cooperate with New Media in connection with the provision of funds pursuant to the debt commitment letter with Apollo or any other financing of New Media;

Opinions of the New Media Board’s and the Transaction Committee’s Respective Financial Advisors

•	the opinion of Credit Suisse, dated as of August 5, 2019, to the New Media Board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid by New Media in the merger pursuant to the merger agreement, as more fully described in the section entitled “—Opinion of New Media’s Financial Advisor” beginning on page [ ]; and
•	the opinion, dated August 5, 2019, of Jefferies to the Transaction Committee as to the fairness, from a financial point of view and as of such date, to New Media of the merger consideration to be paid by New Media pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “— Opinion of the Transaction Committee’s Financial Advisor” beginning on page [ ].

Risks, Uncertainties and Other Negative Factors

In the course of its deliberations, each of the Transaction Committee and the New Media Board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily in order of importance):

•	risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention, the potential effect of the merger on the businesses of New Media and Gannett and the restrictions on the conduct of New Media’s and Gannett’s businesses during the period between the execution of the merger agreement and the effective time as set forth in the merger agreement;
•	the risk of diverting resources from other strategic opportunities and from operational matters;
•	the possibility that the consummation of the merger might not occur, or might be delayed, despite New Media’s and Gannett’s efforts, including by reason of a failure to obtain the approval of either New Media stockholders or Gannett stockholders or a failure of the parties to obtain necessary regulatory clearances;
•	the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the consummation of the merger, including the risk that they might seek an injunction to prevent the parties from consummating the transaction;
•	potential challenges and difficulties in integrating the operations of New Media and Gannett and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated benefits of the merger, might not be realized or might take longer to realize than expected;
•	the potential that the fixed exchange ratio with respect to the merger consideration could result in New Media delivering greater value to Gannett stockholders than had been anticipated by New Media should the value of shares of New Media common stock increase disproportionately from the date of the merger agreement;
•	the risk that the structure of the merger could potentially trigger termination rights of or breach certain restrictive covenants or other terms of New Media’s and Gannett’s respective contracts with third parties;
•	the fact that under specified circumstances, New Media may be required to pay Gannett a termination fee of $28 million if the merger agreement were to be terminated, as described further in the section entitled “The Merger Agreement—Termination” beginning on page [ ]), and the effect this could have on New Media, including the possibility that the existence of the termination fee obligation could discourage other potential parties from making a superior proposal, though the Transaction Committee and the New Media Board each believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal;
•	the limitations imposed in the merger agreement on the solicitation or consideration by New Media of alternative transactions;
•	Gannett’s right to terminate the merger agreement to enter into a transaction representing a superior proposal;

•	the restrictions under the terms of the merger agreement on the conduct of New Media’s business prior to the completion of the merger, as more fully described in the section entitled “The Merger Agreement—Conduct of Business by the Parties” beginning on page [ ], which could delay or prevent New Media from undertaking strategic or other business opportunities that might arise during the pendency of the completion of the merger, to the detriment of New Media and its stockholders;
•	the risk that the additional debt incurred in connection with the merger could have a negative impact on New Media’s ratings and operational flexibility;
•	the fees and expenses associated with completing the merger and the other transactions contemplated by the merger agreement; and
•	various other risks associated with the merger and the businesses of New Media, Gannett and the combined company described in the section entitled “Risk Factors” beginning on 23.

Additional Factors Considered by the Transaction Committee

In addition to considering the factors described above, the Transaction Committee considered the following factors that weighed in favor of the merger (which are not necessarily in order of importance):

•	the Transaction Committee's evaluation, with the advice and input of its legal and financial advisors, of the terms of the Amended Management Agreement, including the termination date for the Manager’s services of December 31, 2021 provided therein and the reduction in incentive payments and stock option grants as compared to the terms provided in the Existing Management Agreement, and the Transaction Committee’s determination that such amended terms were in the best interests of the combined company and its stockholders and would return a significant amount of value to the combined company’s stockholders in the event the merger is consummated;
•	the Transaction Committee’s belief that the incentive effects of specifying that stock options granted under the Amended Management Agreement would include an exercise price and vesting requirement in excess of the current market price of New Media common stock were in the best interests of New Media and its stockholders; and
•	the Transaction Committee’s belief that the continued short-term relationship with Fortress, through the Amended Management Agreement, would continue to provide benefits to the combined company through access to additional business opportunities and experience in realizing synergies.

The Transaction Committee also considered the following risks, uncertainties and other potentially negative factors (which are not necessarily in order of importance):

•	the risk that the Amended Management Agreement would continue to add complexities in the management and governance structure of New Media;
•	the risk that the Amended Management Agreement may continue to limit visibility into compensation arrangements with certain executive officers of New Media; and
•	the risk that, in light of the reduction or elimination of certain compensation structures as compared to the Existing Management Agreement, the Amended Management Agreement may reduce the incentive of Fortress to drive value for New Media.

In addition to considering the factors described above, each of the Transaction Committee and the New Media Board was aware of and considered their respective fiduciary duties in light of all the foregoing factors.

The foregoing discussion of the factors considered by the Transaction Committee and the New Media Board is not intended to be exhaustive, but rather includes the principal factors considered by the Transaction Committee and the New Media Board. In view of the wide variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the Transaction Committee and the New Media Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that each considered in reaching its determination to approve the merger agreement and to make its respective recommendations to New Media stockholders. In addition, individual members of the Transaction Committee and the New Media Board may have given differing weights to different factors. The Transaction Committee and the New Media Board conducted an overall review of the factors described above, including thorough discussions with New Media’s management and outside legal and financial advisors. In considering the recommendations of the Transaction Committee and the New Media Board, New Media stockholders should be aware that the Manager and certain directors and executive officers of New Media may have interests in the merger that are different from, or in addition to, those of New Media stockholders generally. See the section entitled “—Interests of New Media Directors and Executive Officers in the Merger” beginning on page [  ].

The explanation of the reasoning of the Transaction Committee and the New Media Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page [  ].

THE TRANSACTION COMMITTEE AND THE NEW MEDIA BOARD EACH RECOMMENDS THAT NEW MEDIA STOCKHOLDERS VOTE “FOR” THE TRANSACTIONS PROPOSAL AND “FOR” THE NEW MEDIA ADJOURNMENT PROPOSAL.

Gannett’s Reasons for the Merger; Recommendation of the Gannett Board

At a meeting on August 4, 2019, the Gannett Board unanimously (1) determined that the merger agreement is advisable and in the best interests of Gannett and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by Gannett of the merger agreement and (3) adopted resolutions recommending that holders of Gannett common stock adopt the merger agreement.

THE GANNETT BOARD RECOMMENDS THAT GANNETT STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE COMPENSATION PROPOSAL AND “FOR” THE GANNETT ADJOURNMENT PROPOSAL.

In evaluating the merger agreement and reaching its determinations and recommendations, the Gannett Board consulted with Gannett’s management, as well as its financial and legal advisors, and considered a number of factors. The factors considered by the Gannett Board that weighed in favor of the merger agreement included, but were not limited to, the following (which are not necessarily in order of importance):

Value of the Merger Consideration

•	the belief that the merger consideration to be received by Gannett stockholders represented a highly attractive valuation relative to the recent and historic trading prices, analyst price targets and trading multiples for Gannett common stock, including the fact that the implied per share merger consideration of $12.06 as of August 2, 2019 (the last full trading day before the Gannett Board approved the merger agreement) represented:
○	an approximately 12% premium to the closing price per share of Gannett common stock on such date;
○	an approximately 53% premium to the closing price per share of Gannett common stock on July 18, 2019 (the last full trading day prior to the publication of an article in The Wall Street Journal reporting that Gannett was “nearing a deal” to combine with New Media);
○	an approximately 24% premium to the closing price per share of Gannett common stock on January 11, 2019 (the last full trading day prior to the announcement by MNG of an unsolicited proposal to acquire Gannett for $12.00 per share);
○	a meaningful premium to existing analyst price targets of $9.00 to $11.00 per share; and
○	a multiple of approximately 6.6x Gannett’s expected 2019 adjusted EBITDA on a post-pensions basis and approximately 6.0x Gannett’s expected 2019 adjusted EBITDA on a pre-pensions basis, which is substantially above Gannett’s current and historical average trading multiples and compares favorably to multiples paid in prior transactions in the industry;
•	the fact that $6.25 of the merger consideration will be paid in cash, which amount represented 79% of the closing price per share of Gannett common stock on July 18, 2019 and 58% of the closing price per share of Gannett common stock on August 2, 2019, thus providing Gannett stockholders with significant liquidity upon completion of the merger and enabling Gannett stockholders to immediately realize a significant portion of Gannett’s present and potential future value without the potential market or execution risks associated with continuing as a standalone company;

•	the fact that a significant portion of the merger consideration will be paid in shares of New Media common stock, which is expected to result in Gannett stockholders immediately prior to the merger holding approximately 49.5% of the common stock of the combined company immediately following completion of the merger, thus providing Gannett stockholders with meaningful participation in the anticipated earnings and growth of the combined company, in any synergies achieved by the combined company and in any potential future appreciation in the value of the combined company shares following the merger;
•	the fact that the exchange ratio for the stock portion of the merger consideration is fixed and will not fluctuate based upon changes in the market price of Gannett or New Media common stock between the date of the merger agreement and the date of the completion of the merger, and therefore the value of the merger consideration payable to Gannett stockholders will increase in the event that the share price of New Media common stock increases;
•	the assessment of the Gannett Board that the fixed exchange ratio for the stock portion of the merger consideration is favorable to Gannett stockholders, relative to historical averages;
•	the expectation that the amendments to New Media’s management agreement with the Manager effected through the Amended Management Agreement will return a significant amount of value to the stockholders of the combined company, primarily through the reduction in the rate of fees otherwise payable to the Manager through 2021 and the elimination of those fees and termination of the Amended Management Agreement at the end of 2021;
•	the expectation that the consideration mix, together with the financing structure for the merger, the terms of such financing (including the fact that it is fully pre-payable without penalty) and the significant free cash flow expected to be generated by the combined company, would help ensure a manageable leverage ratio and attractive pro forma financial profile for the combined company, with the combined company having the ability to pay down debt while continuing to pay dividends and pursue additional value enhancing opportunities;
•	the belief that the merger consideration reflected the best value that New Media would be willing to provide at the present time, after extensive arms’ length negotiation between the parties;
•	the belief that the merger consideration represented the best value reasonably available to Gannett stockholders, taking into account the careful review of strategic options conducted by the Gannett Board in 2019 with the assistance of its financial and legal advisors, as more fully described in the section entitled “—Background of the Merger” beginning on page [ ], which included consideration of Gannett’s standalone prospects, as well as possible strategic transactions with parties other than New Media;
•	the oral opinion of Greenhill rendered to the Gannett Board on August 4, 2019, subsequently confirmed by delivery of a written opinion to the Gannett Board, dated August 4, 2019 (a copy of which is attached as Annex D to this joint proxy statement/prospectus), to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of Gannett common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders;
•	the oral opinion of Goldman Sachs rendered to the Gannett Board on August 4, 2019, and subsequently confirmed by delivery of a written opinion, dated August 5, 2019 (a copy of which is attached as Annex E to this joint proxy statement/prospectus), to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock pursuant to the merger agreement was fair from a financial point of view to such holders;

Strategic Factors and Governance Matters

•	the belief that the combination of Gannett and New Media will significantly expand the geographic footprint and scale of the combined company in comparison to each company on a standalone basis, creating the largest local-to-national news organization in the U.S. by number of titles and circulation, with a robust digital presence and reach, thereby better positioning the two companies in combination to retain and hire strong talent and continue to invest thoughtfully in quality journalism, while also deepening relationships with consumers and businesses and taking advantage of expanded advertising opportunities;

•	the belief shared with New Media that a digital transformation of the newspaper industry is vital to the preservation of journalism and that the combined platforms and expertise of Gannett and New Media would offer a compelling opportunity to accelerate the combined company’s transition from print to digital media;
•	the expectation of Gannett’s management, after its due diligence investigation of New Media, that the combined company could conservatively be expected to achieve at least $265 million of annual run-rate cost synergies within three years, with the possibility of achieving synergies in excess of $300 million in such time period, which synergy opportunity would more than offset the potential near-term costs of the Amended Management Agreement and the costs to achieve synergies;
•	the belief that significant synergies expected to be achieved would generate free cash flow that would enhance the combined company’s ability to make future investments in its digital transformation;
•	the belief that the ongoing short-term relationship with Fortress, through the Amended Management Agreement, would provide the potential for enhanced access to and sourcing of digital business opportunities;
•	the fact that the combined company will have a nine-member board, consisting of the CEO of New Media, five Independent New Media Directors (with at least two of those five members to be new additions to the New Media Board) and three Independent Gannett Directors, and that certain key matters will require a two-thirds vote of the independent directors, allowing for the creation of a well-rounded and diverse board of directors with complementary strengths and backgrounds to best position the combined company for future success and help protect the ongoing equity investment of Gannett stockholders;
•	the commitment of New Media that Gannett’s newly appointed CEO, Paul J. Bascobert, will be appointed to serve as the CEO of the combined company’s operating subsidiary, who with his more than two decades of management experience across the media, marketing and technology sectors, his clear strategic vision and his track record of successfully pivoting companies toward a marketplace model and driving financial and operational performance for multiple marketing solutions companies and well-established media brands, is expected to be a key asset of the combined company in driving forward a digital transformation and thereby creating additional value for stockholders;
•	the fact that the combined company will have a Transformation Committee of the board of directors committed to assisting the board in achieving the combined company’s digital transformation, which committee will consist of two Independent Gannett Directors and two Independent New Media Directors, thereby providing a direct and meaningful opportunity for the combined company to benefit from the insights and perspectives of both the Gannett directors and the New Media directors on the topic of digital transformation;
•	the expectation that the combined company will operate under the “Gannett” name and retain Gannett’s existing headquarters in McLean, Virginia, thereby allowing the combined company to leverage and build upon the strength of the “Gannett” brand and existing resources;
•	the commitment of New Media to protecting journalistic integrity, defending the first amendment and contributing to communities, as evidenced by New Media’s agreement under the merger agreement to amend its Corporate Governance Guidelines to include reference to those commitments, which the Gannett Board considers fundamental to fulfilling the company’s purpose of serving local communities and delivering engagement when, where and how audiences demand it and thus delivering value to stockholders;

Likelihood of Completion

•	the fact that New Media has committed in the merger agreement to use its reasonable best efforts to complete the merger, including a commitment to make divestitures or take other actions in order to obtain the requisite regulatory clearances for the merger, subject to a limit on making divestitures or taking other actions that would reasonably be expected to have a material adverse effect on Gannett or on New Media (with New Media being deemed to be of a size and scale equal to Gannett for this purpose);
•	the assessment of the Gannett Board, after considering the advice of management and counsel, regarding the likelihood of obtaining all required regulatory clearances;

•	that belief that the “termination date” under the merger agreement (as it may be extended), after which Gannett or New Media may terminate the merger agreement (subject to certain exceptions), provides the parties with sufficient time to obtain all required regulatory clearances;
•	the fact that New Media’s obligations under the merger agreement are not subject to any financing condition or similar contingency based on New Media’s ability to obtain financing;
•	the fact that New Media received a financing commitment from Apollo to provide a five-year senior secured term loan facility in an aggregate principal amount of $1.792 billion, and New Media has represented that the net proceeds from that financing, together with New Media’s cash on hand, will be sufficient to enable New Media to fund the cash portion of the merger consideration, to refinance Gannett’s and New Media’s existing debt and to pay all fees, expenses and other amounts incurred in connection with the merger agreement;

Other Terms of the Merger Agreement

•	the fact that the merger agreement is subject to the approval of Gannett stockholders, who will be free to approve or reject the Merger Proposal;
•	the fact that the merger agreement permits Gannett, prior to the time that Gannett stockholders adopt the merger agreement, to respond to and negotiate unsolicited acquisition proposals, to terminate the merger agreement to accept an unsolicited acquisition proposal that the Gannett Board determines is superior to the merger and to change its recommendation to Gannett stockholders in response to an unsolicited acquisition proposal that the Gannett Board determines is superior to the merger or in response to certain other material developments or changes in circumstances that occur after the date of the merger agreement, subject to compliance with certain substantive and procedural requirements (which may include the payment of a termination fee);
•	the belief that the termination fee of $45 million that Gannett might be required to pay in certain circumstances is reasonable in amount and would not preclude any other party from making a competing proposal for Gannett;
•	the fact that New Media is prohibited under the merger agreement from soliciting acquisition proposals, subject to certain exceptions described in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page [ ];
•	the fact that under certain circumstances under the merger agreement, New Media may be required to pay Gannett a termination fee of $28 million, as more fully described in the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page [ ];
•	the other terms and conditions of the merger agreement, including the other representations, warranties, covenants, agreements and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, and the circumstances under which each party may terminate the merger agreement, including the customary nature thereof;

Other Factors Weighing in Favor of the Merger Agreement

•	the Gannett Board’s knowledge of Gannett’s business, operations, financial condition, earnings and prospects, its knowledge of New Media’s business, operations, financial condition, earnings and prospects and the results of Gannett’s due diligence review of New Media, as presented to the Gannett Board;
•	the current environment in the news and media industry, including declines in print revenue and the trends in consolidation, and the potential financial impact of such trends on Gannett in the future;
•	New Media’s stated intention to continue to pay a dividend, expected to be in the amount of $0.76 per share and increased over time as synergies are realized and leverage is reduced;
•	the risks and uncertainties associated with, and inherent in, maintaining Gannett’s existence as an independent company;

•	the fact that on February 4, 2019, and on numerous occasions thereafter, Gannett publicly stated that the Gannett Board “would engage with any party that makes a bona fide, credible proposal that appropriately values the company and is capable of being closed”, and the Gannett Board viewed the New Media proposal as meeting that standard and did not receive any other proposals that did; and
•	the recommendation by Gannett’s management in favor of the merger.

Risks, Uncertainties and Other Factors Weighing Negatively Against the Merger Agreement

In the course of its deliberations, the Gannett Board also considered a variety of risks, uncertainties and other factors weighing negatively against the merger agreement, including the following (which are not necessarily in order of importance):

•	the fact that the transactions contemplated by the merger agreement, including the Share Issuance, are subject to the approval of New Media stockholders (disregarding any votes cast by any Fortress Stockholders) who will be free to approve or reject such matter;
•	the fact that the exchange ratio for the stock portion of the merger consideration is fixed and will not fluctuate based upon changes in the market price of Gannett or New Media common stock between the date of the merger agreement and the date of the completion of the merger, and therefore Gannett stockholders will be exposed to any adverse developments in New Media’s business, operations, financial condition, earnings and prospects and the value of the merger consideration payable to Gannett stockholders could decrease in the event that the share price of New Media common stock decreases;
•	the fact that the terms of the merger agreement do not include termination rights for Gannett triggered in the event of an increase in the value of Gannett relative to the value of New Media;
•	the expectation that the amount of debt financing required to pay the cash portion of the merger consideration, to refinance Gannett’s and New Media’s existing debt and to pay all fees, expenses and other amounts incurred in connection with the merger agreement will significantly increase the near-term leverage of the combined company, and the risks associated therewith;
•	the risks associated with the structure and terms of the debt financing commitment received by New Media from Apollo;
•	the assessment that the Existing Management Agreement, even as amended through the Amended Management Agreement, requires significant near-term expenditures and introduces certain complexities in the management and governance structure of New Media;
•	the fact that the merger agreement contains provisions that could have the effect of discouraging third-party offers for Gannett, including a restriction on Gannett’s ability to solicit third-party proposals for alternative transactions and the requirement for Gannett to pay a termination fee of $45 million under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page [ ] (though the Gannett Board believes this fee is reasonable in amount and will not preclude any other party from making a competing proposal for Gannett);
•	the fact that the merger agreement does not preclude a third party from making an unsolicited proposal to acquire New Media and that, although the merger agreement prohibits New Media from soliciting a transaction from a third party with respect to the acquisition of New Media, the merger agreement permits New Media, prior to the time that New Media’s stockholders approve the Share Issuance, to respond to and negotiate unsolicited acquisition proposals, to terminate the merger agreement to accept an unsolicited acquisition proposal that the New Media Board determines is superior to the merger and to change its recommendation to New Media’s stockholders in response to an unsolicited acquisition proposal that the New Media Board determines is superior to the merger or in response to certain other material developments or changes in circumstances that occur after the date of the merger agreement, subject to compliance with certain substantive and procedural requirements (which may include the payment of a termination fee);
•	the fact that the merger agreement contains provisions that restrict the conduct of Gannett’s business prior to the completion of the merger, generally requiring Gannett not to take certain actions with respect to the conduct of its business without the prior consent of New Media, which could delay or prevent Gannett from undertaking strategic and other business opportunities that might arise pending completion of the merger;

•	the risk that the requisite regulatory clearances for the merger might not be obtained on the timetable expected or at all, including the risk that regulatory agencies might impose terms and conditions with respect to such clearances that may adversely affect the business and financial results of the combined company and its ability to realize the expected benefits of the transaction or might seek an injunction to prevent the parties from consummating the merger;
•	the limitations on New Media’s commitments under the merger agreement to take certain actions in order to ensure the requisite regulatory clearances are obtained;
•	the possibility that the merger may not be completed or that its completion may be delayed for other reasons, including the failure of Gannett stockholders to approve the Merger Proposal, the failure of New Media stockholders to approve the Transactions Proposal, or the failure of Gannett or New Media to satisfy other requirements that are conditions to closing the merger;
•	the impacts that any delay or failure in completing the merger could have on Gannett;
•	the possibility that the announcement and pendency of the merger may result in negative reactions from Gannett’s customers, clients, suppliers and employees, which could adversely affect Gannett’s ability to maintain relationships with such customers, clients and suppliers, impair Gannett’s ability to retain and motivate key personnel and lead to the disruption of Gannett’s ongoing business or otherwise adversely affect the business and financial results of Gannett, whether or not the merger is completed;
•	the fact that Gannett will need to refinance the Gannett credit agreement or obtain new term debt if the merger is not completed, and the risk that uncertainty arising from the pendency of the merger could impact Gannett’s ability to complete such refinancing or obtain new debt on the timeline or on terms that might otherwise have been available;
•	the fact that holders of Gannett convertible notes would have the right, for a certain period of time following the merger, to require Gannett to repurchase the Gannett convertible notes or to surrender their Gannett convertible notes for conversion and would be entitled to a conversion premium;
•	the possibility that New Media’s operating and strategic priorities for the combined company may differ from the current direction of Gannett;
•	the risks faced by the parties with respect to achieving anticipated cost synergies and savings and successfully integrating their businesses, operations and workforces;
•	the possible diversion of management’s attention from Gannett’s ongoing business given the substantial time and effort necessary to complete the merger;
•	the fact that New Media’s stated initial dividend policy, when taking into account the exchange ratio, provides for a lower per share dividend than what Gannett stockholders receive currently (though New Media has signaled an intention to increase the per share dividend over time as combination synergies are realized and leverage is reduced);
•	the possibility that Gannett could incur substantial expenses related to the merger, including in connection with any litigation that may result from the announcement or pendency of the merger, which expenses would be payable regardless of whether the merger is completed; and
•	various other risks associated with the merger and the businesses of New Media, Gannett and the combined company described in the section entitled “Risk Factors” beginning on page [ ].

Other Factors

In addition to considering the factors described above, the Gannett Board was aware of and considered the following additional factors:

•	the Gannett Board’s fiduciary duties in light of all the foregoing factors; and
•	that certain directors and executive officers have economic interests in the merger that are different from, or in addition to, those of Gannett stockholders generally, as described in the section entitled “—Interests of Gannett Directors and Executive Officers in the Merger” beginning on page [ ].

The foregoing discussion of the factors considered by the Gannett Board is not intended to be exhaustive, but rather includes the principal factors considered by the Gannett Board. In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the complexity of these matters, the Gannett Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to Gannett stockholders. Rather, the Gannett Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Gannett’s management and Gannett’s financial and legal advisors, as well as its experience and history. In addition, individual members of the Gannett Board may have assigned different weights to different factors.

The explanation of the reasoning of the Gannett Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page [  ].

Conclusion

The Gannett Board unanimously determined that the merger agreement is advisable and in the best interests of Gannett and its stockholders and adopted resolutions approving the execution, delivery and performance by Gannett of the merger agreement.

THE GANNETT BOARD RECOMMENDS THAT GANNETT STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE COMPENSATION PROPOSAL AND “FOR” THE GANNETT ADJOURNMENT PROPOSAL.

Certain New Media and Gannett Unaudited Prospective Financial Information

General Note Regarding Certain Unaudited Prospective Financial Information

Although Gannett periodically may provide limited guidance regarding financial performance for the then-current fiscal year, New Media and Gannett do not, as a matter of course, publicly disclose financial forecasts as to future performance, earnings or other results, given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with evaluating the merger agreement and the transactions contemplated thereby, New Media senior management and Gannett senior management prepared certain nonpublic, unaudited financial projections and forecasts, which are summarized below. None of the New Media forecasts (as defined below) or the Gannett forecasts (as defined below), which are collectively referred to as the forecasts, were prepared with a view toward public disclosure, and they do not necessarily comply with GAAP or the guidelines published by the SEC or established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither New Media’s independent auditors nor Gannett’s independent auditors, or any other independent accountants, have audited, compiled, examined or performed any procedures with respect to the forecasts, and none of them have expressed any opinion or any other form of assurance on the forecasts or their achievability, and they assume no responsibility for, and disclaim any association with, the forecasts.

The forecasts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those predicted, including those described in “Cautionary Note Regarding Forward-Looking Statements” on page [  ], and should be read with caution. Although presented with numerical specificity, the forecasts were based on numerous assumptions and estimates that are inherently uncertain and many of which are beyond the control of New Media, Gannett or the combined company. The assumptions and estimates upon which the forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict. The forecasts were prepared by New Media’s and Gannett’s management, as applicable, based on information available at the time the forecasts were prepared and do not take into account any circumstances or events occurring after the date they were prepared. Given that the forecasts cover multiple years, by their nature they become less predictive with each successive year. There can be no assurance that the forecasts will be realized, and actual results may differ materially from those shown.

The forecasts are included in this joint proxy statement/prospectus to give stockholders access to non-public information that was provided to New Media and Gannett, as well as their respective boards of directors and respective financial advisors, in the course of evaluating the merger, and are not intended to influence the decision of any Gannett stockholder whether to vote in favor of the Merger Proposal or any other proposal at the Gannett special meeting or the decision of any New Media stockholder whether to vote in favor of the Transactions Proposal or any other proposal at the New Media special meeting. The inclusion of the forecasts in this joint proxy statement/prospectus should not be regarded as an indication that New Media, Gannett or any of their respective affiliates, advisors or representatives considered or consider the forecasts to necessarily reflect actual future events, and the forecasts should not be considered as such. Neither New Media nor Gannett or any of their respective affiliates, advisors or representatives has made or makes any representation to any New Media stockholder, Gannett stockholder or any other person regarding the ultimate performance of New Media, Gannett or the combined company compared to the information contained in the forecasts or that the forecasts will be achieved. Gannett has made no representation to New Media, in the merger agreement or otherwise, concerning the Gannett forecasts, and New Media has made no representation to Gannett, in the merger agreement or otherwise, concerning the New Media forecasts.

Neither New Media nor Gannett has updated the forecasts, and except to the extent required by applicable federal securities laws, each of New Media and Gannett expressly disclaims any responsibility to update or otherwise revise the forecasts to reflect circumstances existing after the date when they were prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even in the event that any of the assumptions underlying the forecasts are shown to be inappropriate.

The forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding New Media and Gannett included in this proxy statement/prospectus and in their other respective public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the forecasts, stockholders are cautioned not to place undue reliance on the forecasts.

Certain New Media Unaudited Prospective Financial Information

In connection with evaluating the merger agreement and the transactions contemplated thereby, New Media’s management prepared certain unaudited financial forecasts of New Media on a standalone basis (which are referred to as the “New Media standalone forecasts”) that were furnished to the New Media Board, New Media’s financial advisor, the Transaction Committee and the Transaction Committee’s financial advisor, and which are summarized below. New Media also provided Gannett and Gannett’s financial advisors with a subset of the New Media standalone forecasts.

New Media’s management also prepared certain unaudited financial forecasts of Gannett (which are referred to as the “New Media-adjusted Gannett standalone forecasts”) that were furnished to the New Media Board, New Media’s financial advisor, the Transaction Committee and the Transaction Committee’s financial advisor, and which are summarized below. The New Media-adjusted Gannett standalone forecasts are based on estimates of Gannett’s future financial performance provided to New Media’s management by Gannett’s management, with adjustments made by New Media’s management to those forecasts as a result of New Media’s due diligence with respect to Gannett.

New Media’s management also prepared certain unaudited financial information relating to the combined company (which are referred to as the “New Media pro forma combined company forecasts” and, together with the New Media standalone forecasts and the New Media-adjusted Gannett standalone forecasts, the “New Media forecasts”), which are summarized below. The New Media pro forma combined company forecasts were prepared by New Media’s management utilizing the New Media standalone forecasts and the New Media-adjusted Gannett standalone forecasts with the adjustments described below. The New Media pro forma combined company forecasts were furnished to the New Media Board, New Media’s financial advisor, the Transaction Committee and the Transaction Committee’s financial advisor.

Credit Suisse was authorized by the New Media Board, and Jefferies was authorized by the Transaction Committee, to utilize and rely upon the New Media forecasts, as applicable, for their respective financial analyses and opinions.

New Media Standalone Forecasts

The New Media standalone forecasts were prepared assuming New Media would continue as an independent company. Therefore, the New Media standalone forecasts do not give effect to the completion of the merger or any changes to New Media’s operations or strategy that may be implemented after the consummation of the merger, including potential synergies to be realized as a result of the merger, or to any costs incurred in connection with the merger, and should not be viewed as indicative of the future results of the combined company. Furthermore, the New Media standalone forecasts do not take into account the effect of any failure of the merger to be completed and should not be viewed as relevant or continuing in that context.

The New Media standalone forecasts reflect numerous variables and assumptions that New Media senior management made in good faith with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including, without limitation, (1) that macroeconomic conditions remain stable, both in the U.S. and globally; (2) that the interest rate environment remains stable and that availability of debt financing continues on favorable terms; (3) that the tax laws, including corporate tax rates, remain unchanged relative to such laws (including such rates) as in effect on January 1, 2019 (as New Media has available approximately $260 million of net operating losses to shield future income, of which $59 million is restricted and $203 million is unrestricted, and that $999 million of tax basis depreciation and amortization is available); (4) that GAAP as in effect on January 1, 2019 applies throughout the forecast periods; (5) that there are no material shifts in consumer demand for local news and information; (6) that businesses will continue to seek assistance with their marketing strategies and business solutions; (7) that the competitive environment remains stable for UpCurve, inclusive of New Media’s digital marketing services, ThriveHive, and business services segment, UpCurve Cloud; and (8) that the competitive environment remains stable for GateHouse Live, New Media’s events and promotions business. The New Media standalone forecasts also reflect the following key assumptions and expectations:

•	that revenues remain relatively stable over the forecast periods, as the secular pressures on print advertising are expected to continue, and a flat outlook in circulation are expected to start to be offset by growth in UpCurve solutions and GateHouse Live events and promotions;
•	that UpCurve continues to grow revenue and customer counts through leveraging New Media's in-market sales force, New Media's product reach with local businesses to generate leads for the UpCurve direct sales force, and continued growth of sales in non-New Media markets through expansion of the UpCurve direct sales force;
•	that GateHouse Live events and promotions revenue continues to grow through expanding current events into additional New Media markets, by bringing new events to existing New Media markets, and by organically growing existing events through higher numbers of participant and sponsors;
•	that New Media’s As Adjusted EBITDA margin expands from 11.9% in 2018 to 14.6% in 2023 as New Media continues to rationalize its cost base; and
•	that future pension contributions are in line with historical payments.

The following table presents select financial forecasts of New Media for the fiscal years ending 2019 through 2025 prepared by New Media’s management. Unlevered free cash flow is presented alternately as derived by Credit Suisse (Case 1) and by Jefferies (Case 2). In both cases, unlevered free cash flow was arithmetically derived based on the New Media standalone forecasts prepared and provided to Credit Suisse and Jefferies by New Media’s management. The differences in the amounts derived in Case 1 and Case 2 are explained following the table.

	Calendar Year ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E(4)
Revenue	$1,609	$1,558	$1,533	$1,524	$1,540	$1,556	$1,556
As Adj. EBITDA(1)	$201	$221	$224	$221	$225	$228	$228
Unlevered Free Cash Flow(2)
Case 1(3)	$133	$150	$160	$163	$165	$167	—
Case 2(3)	—	$164	$173	$165	$162	$162	—
(1)	Represents earnings before interest, taxes, depreciation and amortization, excluding one-time non-recurring items (as applicable), net loss (gain) on sale or disposal of assets, and stock based compensation expense. As Adjusted EBITDA for New Media is calculated pro forma for acquisitions and divestitures, and assumes the Existing Management Agreement remains in effect for all periods presented. Reconciling projected As Adjusted EBITDA to net income presents inherent difficulty in forecasting certain amounts required for a full reconciliation (interest expense, taxes and one-time non-recurring items).

(2)	Represents the sum of As Adjusted EBITDA, less depreciation and amortization (book depreciation and amortization for Case 1 and tax depreciation and amortization for Case 2), less non-cash compensation, and less restructuring and other expenses, then subtracting for taxes, plus depreciation and amortization (book depreciation and amortization for Case 1 and tax depreciation and amortization for Case 2), less capital expenditures and increases in net working capital.
(3)	Unlevered free cash flow was arithmetically derived based on the New Media standalone forecasts prepared and provided to Credit Suisse and Jefferies by New Media’s management.
(4)	Fiscal year 2025E forecast was extrapolated for use by Credit Suisse and authorized by New Media management.

The differences in the unlevered free cash flow derived in Case 1 and Case 2 are primarily attributable to differences in the amount of depreciation and amortization used in the calculation of unlevered free cash flow: Case 1 used estimated depreciation and amortization based on a GAAP schedule, while Case 2 used estimated depreciation based on a U.S. tax schedule.

Unlevered free cash flow as derived by Credit Suisse (Case 1) was authorized by New Media management for use by Credit Suisse, and as derived by Jefferies (Case 2) was authorized by the Transaction Committee for use by Jefferies.

New Media-Adjusted Gannett Standalone Forecasts

The following table presents select financial forecasts of Gannett for the fiscal years ending 2019 through 2025, which were derived from financial forecasts prepared by Gannett’s management, as adjusted and extrapolated by New Media’s management. Unlevered free cash flow is presented alternately as derived by Credit Suisse (Case 1), on a standalone basis and with synergies, and as derived by Jefferies (Case 2), on a standalone basis and with synergies. In all cases, unlevered free cash flow was arithmetically derived based on the New Media-adjusted Gannett standalone forecasts and other estimates and data prepared and provided to Credit Suisse and Jefferies by New Media’s management. The differences in the amounts derived in Case 1 and in Case 2 are explained following the table.

	Calendar Year ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E(4)	2025E(4)
Revenue	$2,719	$2,611	$2,551	$2,541	$2,543	$2,545	$2,545
As Adj. EBITDA(1)	$317	$300	$308	$321	$327	$332	$332
Unlevered Free Cash Flow(2)
Case 1(3)
Standalone	—	$148	$153	$161	$164	$167	—
With Synergies	—	$194	$242	$267	$270	$274	—
Case 2(3)
Standalone	—	$164	$184	$195	$194	—	—
With Synergies	—	$276	$369	$455	$457	—	—
(1)	Represents earnings before interest, taxes, depreciation and amortization, excluding one-time non-recurring items (as applicable). As Adjusted EBITDA for Gannett is calculated pro forma for the Brazil ReachLocal divestiture, and includes add-back for stock-based compensation (for comparability with New Media standalone forecasts). Reconciling projected As Adjusted EBITDA to net income presents inherent difficulty in forecasting certain amounts required for a full reconciliation (interest expense, taxes and one-time non-recurring items).
(2)	Represents the sum of As Adjusted EBITDA, less depreciation and amortization (book depreciation and amortization for Case 1 and tax depreciation and amortization for Case 2), less non-cash compensation, and less restructuring and other expenses, then subtracting for taxes, plus depreciation and amortization (book depreciation and amortization for Case 1 and tax depreciation and amortization for Case 2), less capital expenditures and increases in net working capital.
(3)	Unlevered free cash flow was arithmetically derived based on the New Media-adjusted Gannett standalone forecasts and other estimates and data provided to Credit Suisse and Jefferies by New Media’s management.
(4)	Fiscal year 2024E and 2025E forecasts were extrapolated for use by Credit Suisse and authorized by New Media management.

The differences in standalone unlevered free cash flow derived in Case 1 and Case 2 are primarily attributable to differences in the amount of depreciation and amortization used in the calculation of unlevered free cash flow (with Case 1 using GAAP depreciation and amortization and Case 2 using tax depreciation and amortization, as noted above), assumed capital expenditures (with Case 1 assuming an amount in line with Gannett’s past practice, and Case 2 assuming an amount based on New Media’s projected capital expenditures for the combined company) and assumed changes in working capital (with Case 1 using Gannett management projections for such changes and Case 2 assuming no changes based on New Media’s management’s projection for the combined company).

The differences in unlevered free cash flow, with synergies, derived in Case 1 and Case 2 are primarily attributable to the factors described above as well as a difference in the methodology for calculating the impact of synergies, with Case 1 crediting a proportion of total estimated cost synergies for the combined company based on Gannett stockholders’ pro-rata ownership of the combined company, and Case 2 crediting 100% of total estimated synergies (consisting of revenue, cost and capital expenditures synergies plus the synergies, or dis-synergies, from the Amended Management Agreement) for the combined company and one-time cash flow items.

Each derivation of unlevered free cash flow, with respect to Case 1, described above, with and without synergies, were authorized by New Media management for use by Credit Suisse. Each derivation of unlevered free cash flow, with respect to Case 2, described above, with and without synergies, were authorized by the Transaction Committee for use by Jefferies.

New Media Pro Forma Combined Company Forecasts

The following table sets forth the pro forma revenue and As Adjusted EBITDA reflected in the pro forma combined company forecasts.

	Calendar Year ending December 31,
($ in millions)	2020E	2021E	2022E	2023E
Pro Forma Revenue(1)	$4,176	$4,112	$4,097	$4,115
Pro Forma As Adj. EBITDA(2)	$650	$761	$872	$886
(1)	Calculated as New Media standalone forecasts revenue, plus New Media-adjusted Gannett standalone forecasts revenue, and increased by expected revenue synergies for the combined company.
(2)	Calculated as New Media standalone forecasts As Adjusted EBITDA, plus New Media-adjusted Gannett standalone forecasts As Adjusted EBITDA, as increased by expected cost synergies for the combined company (net of costs to achieve). As Adjusted EBITDA for the combined company is presented pro forma for the net impact of the Amended Management Agreement through December 31, 2021.

Certain Gannett Unaudited Prospective Financial Information

In connection with evaluating the merger agreement and the transactions contemplated thereby, Gannett senior management prepared certain unaudited financial projections and forecasts for Gannett, as well as for New Media and for the combined company, including the following (which are referred to collectively as the “Gannett forecasts”):

•	financial forecasts of Gannett’s standalone performance for the fiscal years ending December 31, 2019 through December 31, 2023, which are referred to as the “Gannett standalone forecasts” and are summarized below under the heading “Gannett Standalone Forecasts”;
•	financial forecasts of New Media’s standalone performance for the fiscal years ending December 31, 2019 through December 31, 2023, which are referred to as the “Gannett-adjusted New Media standalone forecasts” and are summarized below under the heading “Gannett-Adjusted New Media Standalone Forecasts”;
•	projections of annual pre-tax synergies and other cost savings expected to be achieved by the combined company following the merger, which are referred to as the “Gannett projected synergies” and are summarized below under the heading “Gannett Projected Synergies”; and
•	financial forecasts regarding the pro forma financial performance of the combined company for the fiscal years ending December 31, 2020 through December 31, 2023, after giving effect to the merger, which are referred to as the “Gannett pro forma combined company forecasts” and are summarized below under the heading “Gannett Pro Forma Combined Company Forecasts”.

Gannett senior management provided the Gannett forecasts to the Gannett Board, which considered them in connection with its evaluation and approval of the merger agreement. Gannett also provided the Gannett forecasts to Gannett’s financial advisors, Greenhill and Goldman Sachs, for their use and reliance in connection with their respective financial analyses and opinions as described in “—Opinions of Gannett’s Financial Advisors”. Gannett provided New Media and New Media’s financial advisors with a subset of the Gannett standalone forecasts, but did not provide New Media with the Gannett-adjusted New Media standalone forecasts, the Gannett projected synergies or the Gannett pro forma combined company forecasts.

Gannett Standalone Forecasts

The Gannett standalone forecasts were prepared assuming Gannett would continue as an independent company. Therefore, the Gannett standalone forecasts do not give effect to the completion of the merger or any changes to Gannett’s operations or strategy that may be implemented after the consummation of the merger, including potential synergies to be realized as a result of the merger, or to any costs incurred in connection with the merger, and should not be viewed as indicative of the future results of the combined company. Furthermore, the Gannett standalone forecasts do not take into account the effect of any failure of the merger to be completed and should not be viewed as relevant or continuing in that context.

The Gannett standalone forecasts reflect numerous variables and assumptions that Gannett senior management made in good faith with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including, without limitation, (1) that macroeconomic conditions remain stable, both in the U.S. and globally; (2) that the interest rate environment remains stable and that availability of debt financing continues on favorable terms; (3) that the tax laws, including corporate tax rates, remain unchanged relative to such laws (including such rates) as in effect on January 1, 2019; (4) that GAAP as in effect on January 1, 2019 applies throughout the forecast periods; (5) that there are no material shifts in consumer demand for news and information; (6) that businesses will continue to seek assistance with their marketing strategies; and (7) that the competitive environment remains stable for digital marketing services. The Gannett standalone forecasts also reflect the following key assumptions and expectations:

•	that revenues remain relatively stable over the forecast periods, as the secular pressures on print advertising and print circulation are expected to continue, but are expected to start to be offset by growth in digital advertising and marketing services, paid digital-only circulation and syndication;
•	that Gannett’s adjusted EBITDA margin expands from 10.5% in 2019 to 12.8% in 2023 as Gannett continues to rationalize its cost base; and
•	that no further pension contributions are required beyond Gannett’s existing commitments in the U.S. and the United Kingdom, as disclosed in Gannett’s Form 10-K for the fiscal year ended December 31, 2018.

The following table summarizes selected data from the Gannett standalone forecasts.

	Fiscal year ending December 31,
(in millions, other than per share amounts)	2019E	2020E	2021E	2022E	2023E
Income Statement Projections
Revenues	$2,792	$2,691	$2,662	$2,676	$2,711
Adjusted EBITDA(1)	$293	$286	$300	$324	$347

Cash Flow Statement Projections
Dividends paid per share	$0.62	$0.62	$0.62	$0.63	$0.63
Unlevered free cash flow(2)		$130	$165	$188	$213

Balance Sheet Projections
Gannett convertible notes	$201	201	201	201	201
Net debt (including convertible notes)(3)	$258	273	230	150	46
Post-tax unfunded pension liabilities	$141	79	41	17	—

Other
Fully diluted shares of common stock outstanding(4)	118	118	119	120	121
(1)	Adjusted EBITDA is a non-GAAP measure calculated as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense.
(2)	Unlevered free cash flow is a non-GAAP measure calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital.
(3)	Calculated as debt (including the principal amount of the outstanding Gannett convertible notes), less cash and cash equivalents.
(4)	Calculated using the treasury stock method. Does not include conversion of any Gannett convertible notes.

Gannett-Adjusted New Media Standalone Forecasts

In connection with discussions relating to the merger, New Media management provided to Gannett as a subset of the New Media standalone forecasts described above under “—Certain New Media Unaudited Prospective Financial Information”. Gannett senior management implemented certain adjustments and modifications to the assumptions and estimates underlying such forecasts and prepared its own internal unaudited financial forecasts regarding New Media’s standalone performance for the fiscal years ending December 31, 2019 through December 31, 2023, or the Gannett-adjusted New Media standalone forecasts. Such adjustments and modifications, and such unaudited forecasts, were made by Gannett’s senior management in light of, among other things, the due diligence Gannett conducted on New Media, publicly available forecasts of New Media’s future performance by certain financial analysts, and Gannett’s senior management’s view of market trends in the industry and of risks and opportunities facing New Media. As with the Gannett standalone forecasts, the Gannett-adjusted New Media standalone forecasts do not give effect to the completion of the merger or any changes to New Media’s operations or strategy that may be implemented after the consummation of the merger, including potential synergies to be realized as a result of the merger, or to any costs incurred in connection with the merger, and should not be viewed as indicative of the future results of the combined company. Furthermore, the Gannett-adjusted New Media standalone forecasts do not take into account the effect of any failure of the merger to be completed and should not be viewed as relevant or continuing in that context.

The Gannett-adjusted New Media standalone forecasts reflect numerous variables and assumptions that Gannett senior management made in good faith with respect to with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including, without limitation, those summarized in items (1) through (7) under “—Gannett Standalone Forecasts”. The Gannett-adjusted New Media standalone forecasts also assume that New Media has approximately $279 million in net operating losses (“NOLs”), with approximately $220 million being unrestricted and approximately $59 million being restricted, and with an annual limitation on utilization of restricted NOLs of $17 million on a standalone basis.

The following table summarizes selected data from the Gannett-adjusted New Media standalone forecasts. The Gannett-adjusted New Media standalone forecasts also reflect the book value of the minority interest in a subsidiary of New Media of approximately $1 million for each of the fiscal years presented in the table below.

	Fiscal year ending December 31,
(in millions, other than per share amounts)	2019E	2020E	2021E	2022E	2023E
Income Statement Projections
Revenues	$1,615	$1,557	$1,518	$1,489	$1,477
Adjusted EBITDA(1)	$201	$219	$211	$194	$195

Cash Flow Statement Projections
Dividends paid per share	$1.52	$1.52	$1.52	$1.52	$1.52
Unlevered free cash flow(2)		$147	$154	$147	$147

Balance Sheet Projections
Net debt(3)	$385	$332	$267	$208	$162
Post-tax unfunded pension liabilities	$15	$13	$11	$9	$6

Other
Fully diluted shares of common stock outstanding(4)	61	61	61	62	62
(1)	Adjusted EBITDA is a non-GAAP measure calculated as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense.
(2)	Unlevered free cash flow is a non-GAAP measure calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital.
(3)	Calculated as debt, less cash and cash equivalents.
(4)	Calculated using the treasury stock method.

Gannett Projected Synergies

The Gannett projected synergies reflect Gannett’s senior management’s estimate of annual cost synergies expected to be realized by the combined company over the next several years as a result of the merger, as well as the incremental annual cost-savings (costs) with respect to the fees payable to the Manager and the internalization of the management function at New Media that the combined company is expected to realize (incur) as a result of the merger and the amendments to the Existing Management Agreement implemented as part of the Amended Management Agreement, which becomes effective upon consummation of the merger (which are collectively referred to as the “Management Agreement/internalization savings (costs)”). The cost synergies are expected to result from increased scale, sharing of best practices and elimination of duplicative public company costs in the combined company. The estimated cost to achieve these synergies is $60 million, with $30 million of such costs projected to be incurred in each of fiscal years 2020 and 2021. The Gannett projected synergies assume (1) that there are no further amendments to the Amended Management Agreement prior to its termination on December 31, 2021, and (2) internalization costs of $10 million in each of fiscal years 2022 and 2023.

The following table summarizes the Gannett projected synergies. Management Agreement/internalization savings (costs) is presented alternately as used by Greenhill (Case 1) and Goldman Sachs (Case 2) for purposes of their respective analyses. In both cases, Management Agreement/internalization savings (costs) was arithmetically derived based on relevant line items in the Gannett pro forma combined company forecasts and approved by Gannett’s management for Goldman Sachs’ and Greenhill’s use. The differences in the amounts derived by Greenhill and Goldman Sachs are explained following the table.

	Fiscal year ending December 31,
($ in millions)	2020E	2021E	2022E	2023E
Gross Cost Synergies	$143	$251	$265	$265
Management Agreement/internalization savings (costs)
Greenhill (Case 1)(1)	$(16)	$(36)	$33	$29
Goldman Sachs (Case 2)(1)	$(17)	$(36)	$33	$29
Total
Greenhill (Case 1)(1)	$127	$215	$298	$294
Goldman Sachs (Case 2)(1)	$126	$215	$298	$294
(1)	The difference in the calculation of Management Agreement/internalization savings (costs) for 2020E, as between Goldman Sachs’ and Greenhill’s respective analyses, was due to the calculations being based on different valuation dates and associated roll-forward assumptions. This difference also resulted in a difference in the total cost synergies/savings.

Gannett Pro Forma Combined Company Forecasts

The Gannett pro forma combined company forecasts were prepared on the basis of the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts, and give effect to the Gannett projected synergies, and the estimated cost to achieve those synergies. Such forecasts reflect numerous assumptions and estimates that Gannett senior management made in good faith in connection with the preparation of the underlying Gannett forecasts, as more fully described above. The Gannett pro forma combined company forecasts also assume (1) a reduction in Gannett’s ongoing pension liability as a result of the accelerated pension payments triggered by a change in control that will be made in connection with the closing of the merger, and (2) an NOL balance of $279 million, with approximately $220 million being unrestricted and approximately $59 million being restricted, and with an annual limitation on utilization of restricted NOLs of $12 million on a pro forma basis.

The following table summarizes selected data from the Gannett pro forma combined company forecasts. Adjusted EBITDA is presented alternately as used by Greenhill (Case 1) and Goldman Sachs (Case 2) for purposes of their respective analyses. In both cases, adjusted EBITDA was arithmetically derived based on relevant line items in the Gannett pro forma combined company forecasts and approved by Gannett’s management for Greenhill’s and Goldman Sachs’ use. The differences in the amounts derived by Greenhill and Goldman Sachs are explained following the table.

	Fiscal year ending December 31,
(in millions, other than per share amounts)	2020E	2021E	2022E	2023E
Income Statement Projections
Revenues	$4,248	$4,180	$4,165	$4,188
Adjusted EBITDA(1)
Greenhill (Case 1)(1)	$632	$726	$816	$836
Goldman Sachs (Case 2)(1)	$631	$725	$816	$836
Cash Flow Statement Projections
Dividends paid per share	$0.76	$0.76	$0.76	$0.76
Unlevered Free Cash Flow(2)	$295	$332	$374	$393

Balance Sheet Projections
Net debt(3)	$1,644	$1,427	$1,044	$607
Post-tax unfunded pension liabilities	$45	$12	$10	$8

Other
Fully diluted shares of common stock outstanding(4)	135	136	136	137
(1)	Adjusted EBITDA is a non-GAAP measure calculated as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense. The differences in the calculation of 2020E and 2021E adjusted EBITDA, as between Goldman Sachs’ and Greenhill’s respective analyses, were due to the calculations being based on different valuation dates and associated roll-forward assumptions.
(2)	Unlevered free cash flow is a non-GAAP measure calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital. For purposes of Goldman Sachs’ analysis, the Gannett pro forma combined company forecasts also included 2H 2019E unlevered free cash flow of $173 million.
(3)	Calculated as debt, less cash and cash equivalents.
(4)	Calculated using the treasury stock method.

Opinion of New Media’s Financial Advisor

New Media retained Credit Suisse as its financial advisor in connection with the merger. On August 5, 2019, at a meeting of the New Media Board held to evaluate the proposed merger, Credit Suisse delivered to the New Media Board its oral opinion, subsequently confirmed by delivery of a written opinion addressed to the New Media Board dated August 5, 2019, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in such opinion, the merger consideration to be paid by New Media in the merger pursuant to the merger agreement was fair, from a financial point of view, to New Media.

The full text of Credit Suisse’s written opinion, dated August 5, 2019, to the New Media Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex B to this joint proxy statement/prospectus. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Credit Suisse’s opinion was provided to the New Media Board (in its capacity as such) for its information in connection with its evaluation of the merger consideration and only addressed the fairness, from a financial point of view, to New Media of the merger consideration to be paid by New Media in the merger pursuant to the merger agreement and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to New Media, the underlying business decision of New Media to proceed with the merger, the fairness of the merger consideration to Fortress and its affiliates, or the terms of the

Existing Management Agreement or any amendment thereto, or the obligations of Fortress and New Media thereunder. The opinion does not constitute advice or a recommendation to any New Media stockholder or any other security holder of New Media as to how such stockholder or security holder should vote or act on any matter relating to the proposed merger or otherwise.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement and certain publicly available business and financial information relating to New Media and Gannett;
•	reviewed certain other information relating to New Media and Gannett, including the New Media-adjusted Gannett standalone forecasts and the New Media standalone forecasts;
•	reviewed certain estimates prepared and provided to Credit Suisse by the management of New Media with respect to the cost savings and synergies anticipated by New Media’s management to result from the merger (which we refer to in this section as the “New Media Projected Synergies”);
•	met with the management of Gannett to discuss the business and prospects of Gannett and met with the management of New Media to discuss the business and prospects of New Media and the New Media Projected Synergies;
•	considered certain financial and stock market data of New Media and Gannett, and Credit Suisse compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to that of New Media;
•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and
•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and its opinion. With respect to the New Media-adjusted Gannett standalone forecasts, management of New Media advised Credit Suisse, and Credit Suisse assumed with the New Media Board’s consent, that such forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of New Media as to the future financial performance of Gannett. With respect to the New Media standalone forecasts, management of New Media advised Credit Suisse, and Credit Suisse assumed with the New Media Board’s consent, that such forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of New Media as to the future financial performance of New Media. With respect to the New Media Projected Synergies, New Media’s management advised Credit Suisse, and Credit Suisse assumed with the New Media Board’s consent, that such estimates were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of New Media’s management as to the potential cost savings, net of costs to achieve such cost savings, expected to result from the merger, and Credit Suisse assumed that such cost savings would be realized in the amounts and the time periods indicated by such estimates. See the sections entitled “—Certain New Media Unaudited Prospective Financial Information” beginning on page [  ] of this joint proxy statement/prospectus for a further discussion of the New Media Projected Synergies and a summary of the New Media-adjusted Gannett standalone forecasts and New Media standalone forecasts that Credit Suisse utilized in its analyses. At the New Media Board’s direction, Credit Suisse further assumed that the New Media-adjusted Gannett standalone forecasts, the New Media standalone forecasts and the New Media Projected Synergies, taken together, were a reasonable basis to evaluate Gannett and the merger and, at the New Media Board’s direction, Credit Suisse relied upon the New Media-adjusted Gannett standalone forecasts, the New Media standalone forecasts and the New Media Projected Synergies for purposes of its analyses and its opinion. Credit Suisse expressed no view or opinion with respect to the New Media-adjusted Gannett standalone forecasts, the New Media standalone forecasts and the New Media Projected Synergies, or the assumptions and methodologies upon which they were based.

Credit Suisse further assumed, with the New Media Board’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on New Media, Gannett or the contemplated benefits of the merger, and that the Merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof that would be material to Credit Suisse’s analyses or its opinion. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Gannett, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse assumed, with the New Media Board’s consent, that there will be sufficient unrestricted cash and other current assets available to New Media after giving effect to the merger, including payment of any related costs and expenses, for the ongoing operation of the combined business in the ordinary course.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to New Media of the merger consideration to be paid by New Media in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the form or structure of the merger or the merger consideration, the financing of the cash portion of the merger consideration, the fairness of the consideration payable to Fortress and its affiliates in the merger, the terms of the Existing Management Agreement or any amendments thereto (whether such amendments are in connection with the merger or otherwise), or the obligations of New Media and Fortress thereunder. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, stockholders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that New Media had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based on information made available to it as of the date of its opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of shares of New Media common stock actually would be when issued to the holders of Gannett common stock pursuant to the merger or the prices at which shares of New Media common stock or Gannett common stock would trade at any time. Credit Suisse assumed that the shares of New Media common stock to be issued in the merger will be approved for listing on the NYSE prior to the consummation of the merger. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might have been available to New Media, nor did it address the underlying business decision of the New Media Board or New Media to proceed with or effect the merger.

In preparing its opinion to the New Media Board, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the particular facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered industry performance, general business, economic, market and industry conditions, financial or otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. Accordingly, an evaluation of the results of any analysis is not entirely mathematical. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The analyses performed by Credit Suisse involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the implied per share reference ranges resulting from any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired, which may depend on a variety of factors, many of which are beyond New Media’s control and the control of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable by New Media in the proposed merger, which merger consideration was determined through negotiations between New Media and Gannett, and the decision to enter into the merger agreement was solely that of the New Media Board. Credit Suisse’s opinion and analyses were provided to the New Media Board (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the New Media Board in its evaluation of the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the views of the New Media Board or New Media’s management with respect to the merger or the merger consideration. Under the terms of its engagement by New Media, neither Credit Suisse’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Credit Suisse should not be deemed to have, any fiduciary duty to the New Media Board, New Media, Gannett, any stockholder or creditor of New Media or Gannett or any other person, regardless of any prior or ongoing advice or relationships.

Summary of the Financial Analyses of Credit Suisse

The following is a summary of certain financial analyses reviewed by Credit Suisse with the New Media Board in connection with the rendering of its opinion to the New Media Board on August 5, 2019. The summary does not contain all of the financial data holders of New Media common stock may want or need for purposes of making an independent determination of fair value. Holders of New Media common stock are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed merger. The analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, including the methodologies, qualifications, limitations and assumptions underlying and affecting the analyses, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise Value – generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock, non-controlling interests and capital lease obligations less the amount of cash and equivalents on its balance sheet).
•	EBITDA – generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Unless otherwise indicated, (1) estimates of future financial performance of Gannett were based on the New Media-adjusted Gannett standalone forecasts, (2) estimates of future financial performance of New Media were based on the New Media standalone forecasts, (3) estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2019 and 2020 were based on publicly available research analyst consensus estimates for those companies, and (4) references to “Corporate Adjustments” mean, generally, tax-affected pension liabilities, other post-employment benefits and net debt.

For purposes of the analyses summarized below, (1) the term “implied Gannett merger consideration” refers to the total implied value of the merger consideration to be paid by New Media of $12.05 per share calculated as the sum of (a) the $6.25 per share cash consideration to be paid in the merger plus (b) the $5.80 per share implied value of the stock consideration to be paid in the merger based on the 0.5427 of a share of New Media common stock included in the merger consideration to be paid by New Media and New Media’s five trading day volume weighted average price of $10.68 per share at closing on August 2, 2019, and (2) Credit Suisse assumed the New Media Projected Synergies included cost synergies of $275 million.

Gannett Financial Analyses

Gannett Selected Companies Analysis

Credit Suisse considered certain financial data for New Media and Gannett (the selected companies with publicly traded equity securities Credit Suisse deemed relevant), including the New Media-adjusted Gannett standalone forecasts, the New Media standalone forecasts and publicly available research analysts’ consensus estimates, public filings and other publicly available information. Credit Suisse reviewed, among other things, the Enterprise Value, including tax effected pension liabilities and other post-employment benefits, of New Media and Gannett, as a multiple of calendar year 2019 and 2020 estimated EBITDA, including pension service costs and before stock-based compensation. Credit Suisse used closing stock prices on August 2, 2019, the last full day of trading prior to delivery of its opinion, and the five trading day volume weighted average price per share of New Media common stock at closing on August 2, 2019 for its analyses. The EBITDA multiples for calendar years 2019 and 2020 observed for New Media and Gannett were as follows:

Enterprise Value / EBITDA multiples
	CY 2019E	CY 2020E
New Media	5.4x	4.9x
Gannett	5.9x	6.2x

Based upon the EBITDA multiples for calendar years 2019 and 2020 observed for New Media and Gannett, Credit Suisse derived a multiple range of 5.0x to 6.0x and applied the range to Gannett’s estimated EBITDA (including tax affected pension liabilities and before stock-based compensation) for the fiscal year ending December 31, 2019, to determine an implied Enterprise Value for Gannett, including tax effected pension liabilities and other post-employment benefits. Credit Suisse subtracted Corporate Adjustments of $564 million from the Enterprise Value to reach an implied equity value for Gannett, and divided that implied equity value by the fully-diluted shares of Gannett common stock outstanding (determined using the treasury stock method, and excluding any cash settled phantom shares), to obtain a range of per-share reference prices for Gannett common stock. The selected companies analysis, which did not reflect the New Media Projected Synergies, indicated the following approximate implied per share reference range for Gannett as compared to the implied merger consideration and Gannett’s closing stock price on August 2, 2019:

Implied Per Share Reference Range	Implied Gannett Merger Consideration	Aug. 2nd Gannett Closing Stock Price Per Share
$8.44 – $11.06	$12.05	$10.75

Gannett Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of Gannett by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of Gannett for the fiscal years ending December 31, 2020 through December 31, 2024 based on the New Media-adjusted Gannett standalone forecasts, excluding the New Media Projected Synergies. Credit Suisse calculated an estimated terminal value for Gannett by applying a range of multiples of 5.0x to 6.5x to Gannett’s estimated EBITDA for the twelve-month period ending December 31, 2025, as provided in the New Media-adjusted Gannett standalone forecasts, excluding the New Media Projected Synergies. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 7.0% to 9.0% (selected based on Credit Suisse’s professional judgment).

The discounted cash flow analysis for Gannett, after accounting for Corporate Adjustments of Gannett of $602 million as of December 31, 2019, indicated an implied reference range per share of Gannett common stock of $9.25 to $13.30 excluding synergies, as compared to the implied value of the merger consideration of $12.05 per share of Gannett common stock based on the five trading day volume weighted average price per share of New Media common stock at closing on August 2, 2019, and to the closing price of $10.75 per share of Gannett common stock on August 2, 2019.

Credit Suisse also performed a discounted cash flow analysis of Gannett by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of Gannett for the fiscal years ending December 31, 2020 through December 31, 2024 based on the New Media-adjusted Gannett standalone forecasts, including the portion of the estimated EBITDA contribution from cost synergies (net of costs to achieve) included in the New Media Projected Synergies allocated to Gannett based upon the implied pro forma ownership of New Media by Gannett stockholders following the merger. Credit Suisse calculated an estimated terminal value for Gannett by applying a range of multiples of 5.0x to 6.5x to Gannett’s estimated EBITDA for the twelve-month period ending December 31, 2025, as provided in the New Media-adjusted Gannett standalone forecasts, including the estimated EBITDA contribution from cost synergies (net of costs to achieve) included in the New Media Projected Synergies. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 7.0% to 9.0%.

The discounted cash flow analysis for Gannett, after accounting for Corporate Adjustments of Gannett of $602 million as of December 31, 2019, indicated an implied reference range per share of Gannett common stock of $16.01 to $21.82 including synergies, as compared to the implied value of the merger consideration of $12.05 per share of Gannett common stock based on the five trading day volume weighted average price per share of New Media common stock at closing on August 2, 2019, and to the closing price of $10.75 per share of Gannett common stock on August 2, 2019.

New Media Financial Analyses

New Media Selected Companies Analysis

For illustrative purposes, Credit Suisse also considered certain financial data for New Media and Gannett (the selected companies with publicly traded equity securities Credit Suisse deemed relevant), including the New Media-adjusted Gannett standalone forecasts, the New Media standalone forecasts and publicly available research analysts’ consensus estimates, public filings and other publicly available information. The financial data reviewed and selected companies for New Media were the same as the financial data reviewed and selected companies for Gannett, which are as set forth above under Gannett Financial Analyses—Gannett Selected Companies Analysis.

Based upon the EBITDA multiples for calendar years 2019 and 2020 observed for New Media and Gannett, Credit Suisse derived a multiple range of 5.0x to 6.0x and applied the range to New Media’s estimated EBITDA (before stock-based compensation) for the fiscal year ending December 31, 2019, to determine an implied Enterprise Value for New Media, including tax effected pension liabilities and other post-employment benefits. Credit Suisse subtracted Corporate Adjustments of $445 million from the Enterprise Value to reach an implied equity value for New Media and divided that implied equity value by the fully-diluted shares of New Media common stock outstanding (determined using the treasury stock method, and excluding any cash settled phantom shares), to obtain a range of per-share reference prices for New Media common stock. The selected companies analysis indicated an implied reference range of $9.26 to $12.58 per share of New Media common stock, as compared to $10.68 per share of New Media common stock, based on the five trading day volume weighted average price of New Media common stock at closing on August 2, 2019.

New Media Discounted Cash Flow Analysis

In addition, for illustrative purposes, Credit Suisse performed a discounted cash flow analysis of New Media by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of New Media for the from the fiscal year ending December 31, 2020 through December 31, 2024 based on the New Media standalone forecasts, excluding the New Media Projected Synergies. Credit Suisse calculated an estimated terminal value for New Media by applying a range of EBITDA multiples of 5.0x to 7.0x to New Media’s estimated EBITDA for the twelve-month period ending December 31, 2025, as provided in the New Media standalone forecasts, excluding the New Media Projected Synergies. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 7.0% to 9.0% (selected based on Credit Suisse’s professional judgment). The discounted cash flow analysis for New Media, after accounting for Corporate Adjustments of New Media of $414 million, indicated an implied reference range per share of New Media common stock of $16.80 to $23.57, as compared to $10.68 per share of New Media common stock, based on the five trading day volume weighted average price of New Media common stock at closing on August 2, 2019.

Implied Exchange Ratio Analysis

Credit Suisse also performed an illustrative implied exchange ratio analysis by deducting the cash consideration of $6.25 per share of Gannett common stock from the implied reference ranges indicated by its financial analyses for Gannett and dividing the result by the implied reference ranges indicated by its financial analyses for New Media. To determine the low ends of the implied exchange ratio reference ranges, the low ends of the implied reference ranges indicated by the selected companies analysis and the discounted cash flow analysis for Gannett (after reduction by the amount of the cash consideration) were divided by the high ends of the implied reference ranges indicated by the selected companies analysis and the discounted cash flow analysis for New Media, respectively. To determine the high ends of the implied exchange ratio reference ranges, the high ends of the implied reference ranges indicated by the selected companies analysis and the discounted cash flow analysis for Gannett (after reduction by the amount of the cash consideration) were divided by the low ends of the implied reference ranges indicated by the selected companies analysis and the discounted cash flow analysis for New Media, respectively. The implied exchange ratio analysis indicated implied exchange ratio reference ranges of 0.1739x to 0.5194x based on the selected companies analyses of Gannett and New Media, 0.1272x to 0.4195x based on the discounted cash flow analyses of Gannett and New Media excluding the New Media Projected Synergies, and 0.4139x to 0.9268x based on the discounted cash flow analyses of Gannett and New Media, including the estimated EBITDA contribution from cost synergies (net of costs to achieve) included in the New Media Projected Synergies allocated between Gannett and New Media based upon the implied pro forma ownership of New Media by Gannett and New Media stockholders, respectively, following the merger, as compared to the stock consideration of 0.5427 shares of New Media common stock per share of Gannett common stock payable by New Media in the merger pursuant to the merger agreement.

Other Information

Credit Suisse also noted for the New Media Board certain additional factors that were not considered part of Credit Suisse’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	price targets for Gannett common stock per share in publicly available Wall Street research analyst reports, which indicated low and high per share price targets of $10.00 to $14.00, assuming Corporate Adjustments of $564 million as of March 31, 2019;
•	price targets for New Media common stock per share in publicly available Wall Street research analyst reports, which indicated low and high per share price targets of $10.00 to $14.00, assuming Corporate Adjustments of $445 million as of March 31, 2019;
•	historical trading prices of Gannett common stock during the 52-week period ended August 2, 2019, which reflected low and high per share prices during such period of approximately $7.63 to $11.82, assuming Corporate Adjustments of $564 million as of March 31, 2019; and
•	historical trading prices of New Media common stock during the 52-week period ended August 2, 2019, which reflected low and high per share prices for New Media during such period of approximately $8.60 to $16.45, assuming Corporate Adjustments of $445 million as of March 31, 2019.

Miscellaneous

New Media selected Credit Suisse to act as its financial advisor in connection with the merger based on Credit Suisse’s qualifications, experience, reputation and familiarity with New Media. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

New Media has agreed to pay Credit Suisse for its financial advisory services to New Media in connection with the proposed merger an aggregate fee of $13 million, of which $3 million was payable upon delivery of

Credit Suisse’s opinion and $10 million is contingent upon completion of the merger. In addition, New Media has agreed to reimburse Credit Suisse for certain expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement. Credit Suisse and certain of its affiliates may agree in the future to participate in the financing for the merger, for which services Credit Suisse or certain of its affiliates expect to receive additional compensation in connection with such financing. Credit Suisse and its affiliates in the past have provided and currently are providing investment banking and other financial services to New Media and its affiliates, including Fortress and SoftBank, for which advice and services Credit Suisse and its affiliates have received and expect to receive compensation, including among other things, during the past two years, having acted as (1) a counterparty to Fortress in certain fixed income and derivatives transactions in 2018, (2) an advisor to Softbank in certain derivatives transactions during the past two years, (3) book runner for equity sales by SoftBank in SoftBank Corp. in 2018, (4) administrative agent for certain cross currency swaps by SoftBank in 2017, (5) co-manager for senior note offering by SoftBank in 2017, and (6) book runner for certain block trade transactions by New Media in 2018. Credit Suisse and its affiliates may have provided investment banking and other financial advice and services in the past, and may in the future provide investment banking and other financial advice and services, to New Media, Gannett and their respective affiliates, including Fortress and SoftBank, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of New Media, Gannett and any other company that may be involved in the merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Opinion of the Transaction Committee’s Financial Advisor

The Transaction Committee has retained Jefferies as its financial advisor in connection with the merger. In connection with this engagement, the Transaction Committee requested that Jefferies evaluate the fairness, from a financial point of view, to New Media of the merger consideration to be paid by New Media pursuant to the merger agreement. At a meeting of the Transaction Committee held on August 5, 2019, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated August 5, 2019, to the Transaction Committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the merger consideration to be paid by New Media pursuant to the merger agreement was fair, from a financial point of view, to New Media.

The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex C to this joint proxy statement/prospectus statement. Jefferies’ opinion was provided for the use and benefit of the Transaction Committee (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the merger or any other matter. Jefferies’ opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to New Media, nor did it address the underlying business decision by New Media to engage in the merger or any term, aspect or implication of any management and advisory agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Transaction Committee or the New Media Board, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version, provided to Jefferies on August 5, 2019, of the merger agreement;
•	reviewed certain publicly available financial and other information regarding Gannett and New Media;
•	reviewed certain information furnished by the respective managements of Gannett and New Media relating to the businesses, operations and prospects of Gannett and New Media, including certain financial forecasts and estimates relating to Gannett prepared or provided by the management of Gannett as adjusted by the management of New Media and certain financial forecasts and estimates relating to New Media provided to or discussed with Jefferies by the management of New Media;

•	reviewed certain estimates as to potential revenue enhancements and cost savings expected by the management of New Media to result from the merger (collectively, referred to as the “Synergies” in this section);
•	held discussions with members of the senior management of New Media regarding the businesses, operations and prospects of Gannett and New Media and the other matters described in the second through fourth bullets immediately above;
•	reviewed the stock trading price history and implied trading multiples for Gannett and New Media and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating Gannett and New Media;
•	compared the financial terms of the merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the merger;
•	considered certain potential pro forma financial effects of the merger on New Media utilizing the financial forecasts and estimates relating to Gannett and New Media and the potential Synergies referred to above; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by New Media and Gannett or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the managements and other representatives of New Media and Gannett that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Gannett, New Media or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies’ analyses and opinion also did not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which Gannett, New Media or any of their respective affiliates were or in the future may be a party or subject.

With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to Gannett and New Media (as adjusted by the management of New Media in the case of financial forecasts and estimates relating to Gannett) and potential Synergies that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of New Media and Gannett, as the case may be, as to, and Jefferies assumed that they were an appropriate basis upon which to evaluate, the future financial performance of Gannett and New Media, the potential Synergies and other potential pro forma financial effects of the merger and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based. Jefferies assumed that the financial results reflected in such financial forecasts and estimates, including with respect to potential Synergies, would be realized in the amounts and at the times projected.

Jefferies relied upon the assessments of the management of New Media as to, among other things, (1) the potential impact on Gannett and New Media of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the media industry, the print and digital sectors thereof and the geographic regions and local communities in which Gannett and New Media operate, (2) matters relating to the Existing Management Agreement, the Amended Management Agreement or related arrangements with the Manager, an affiliate of Fortress, including with respect to financial and other terms and implications involved, and (3) the ability of New Media to integrate the businesses of Gannett and New Media and to realize the potential

Synergies. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on Gannett, New Media or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Transaction Committee was aware, the credit, financial and stock markets, and the industry and sectors in which Gannett and New Media operate, have experienced and may continue to experience volatility, and Jefferies expressed no view or opinion as to any potential effects of such volatility on Gannett, New Media or the merger (including the contemplated benefits thereof).

Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Gannett, New Media or the merger, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to New Media, the New Media Board and/or the Transaction Committee including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Gannett, New Media or the merger (including the contemplated benefits thereof) and legal, regulatory, accounting and tax consequences to Gannett, New Media or their respective securityholders of the terms of, and transactions contemplated by, the merger agreement and related documents. Jefferies assumed that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Gannett, New Media or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final merger agreement, when signed by the parties thereto, would not differ from the execution version reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.

Jefferies’ opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to New Media, nor did it address the underlying business decision by New Media to engage in the merger or the terms of the merger agreement or the documents referred to therein, including the form or structure of the merger consideration or the merger or any term, aspect or implication of any management and advisory agreement (or amendment thereto or related arrangements), governance arrangements or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the merger or otherwise. In addition, Jefferies was not asked to, and Jefferies’ opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of New Media, Gannett or any other party. Jefferies expressed no view or opinion as to the actual value of New Media common stock when issued in the merger or the prices at which shares of New Media common stock, Gannett common stock or any other securities may trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to, or to be received by, any officers, directors or employees, or any class of such persons, in connection with the merger relative to the merger consideration or otherwise. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the Transaction Committee, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to New Media, Gannett or the merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of New Media and Gannett in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of New Media and Gannett. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of New Media, Gannett or their respective businesses or securities.

The merger consideration was determined through negotiations between New Media and Gannett, and the decision by New Media to enter into the merger agreement was solely that of the Transaction Committee and the New Media Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Transaction Committee in its evaluation of the merger consideration and should not be viewed as determinative of the views of the Transaction Committee, the New Media Board or New Media management with respect to the merger or the consideration payable in the merger.

Financial Analyses

The summary of the financial analyses described in this section entitled “—Financial Analyses” is a summary of the material financial analyses reviewed with the Transaction Committee and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of the financial analyses described below, the term “implied per share merger consideration” means an implied value of $12.06 per share, consisting of the cash consideration of $6.25 per share and, for the stock consideration, the exchange ratio of 0.5427 of a share of New Media common stock for each outstanding share of Gannett common stock and the closing price of New Media common stock on August 2, 2019 of $10.70 per share.

Gannett Financial Analyses

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Gannett and the following three selected publicly traded companies in the newspaper publishing industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “Gannett selected companies”:

•	Lee Enterprises, Incorporated
•	New Media
•	Tribune Publishing Company

Jefferies reviewed adjusted enterprise values of the Gannett selected companies, calculated as fully diluted equity values based on closing stock prices on August 2, 2019 (or, in the case of New Media, on July 18, 2019, the last trading day prior to market speculation regarding the merger) plus total debt, non-controlling interests, net pension and other post-retirement liabilities less tax deductible amounts of qualified pensions, cash and cash equivalents (as applicable), as a multiple of such company’s last 12 months (as of March 31, 2019) adjusted earnings before interest, taxes, depreciation and amortization, referred to as adjusted EBITDA. Financial data of the Gannett selected companies and Gannett were based on public filings and other publicly available information.

The overall low to high last 12 months adjusted EBITDA multiples observed for the Gannett selected companies were 3.0x to 5.5x. Jefferies then applied a selected range of last 12 months adjusted EBITDA multiples of 4.5x to 5.5x to corresponding data of Gannett. This analysis indicated the following approximate implied per share equity value reference range for Gannett, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$8.50 - $11.42	$12.06

Selected Precedent Transactions Analysis. Jefferies reviewed, among other things, financial information for the following six selected transactions involving target companies in the newspaper publishing industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “selected transactions”:

Announced	Acquiror		Target
February 2018	•	Nant Capital, LLC	•	Los Angeles Times, The San Diego Union-Tribune and other publications of tronc, Inc.
August 2017	•	New Media	•	Certain newspapers and related assets of Morris Communications Company LLC
October 2015	•	Gannett	•	Journal Media Group, Inc.
May 2015	•	Tribune Publishing Company	•	MLIM, LLC
February 2015	•	New Media	•	Stephens Media, LLC
November 2014	•	New Media	•	Halifax Media Group, LLC

Jefferies reviewed transaction values of the selected transactions, calculated as the enterprise values implied for the target companies based on the consideration paid or proposed to be paid and pension and other post-retirement liabilities assumed, as applicable, in the selected transactions, as a multiple of such target companies’ last 12 months adjusted EBITDA as reported prior to or as of the applicable announcement dates of such transactions. Financial data of the selected transactions and Gannett were based on public filings and other publicly available information.

The overall low to high last 12 months adjusted EBITDA multiples observed for the selected transactions were 4.0x to 8.1x (with a mean of 5.5x and a median of 5.4x). Jefferies then applied a selected range of last 12 months adjusted EBITDA multiples derived from the selected transactions of 5.0x to 6.0x to Gannett’s last 12 months adjusted EBITDA as of March 31, 2019. This analysis indicated the following approximate implied per share equity value reference range for Gannett, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$9.96 - $12.89	$12.06

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Gannett by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Gannett was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2023 based on estimates of Gannett management as adjusted by New Media management both before and after taking into account potential net Synergies. For purposes of this analysis, stock-based compensation was treated as a cash expense. Terminal values of Gannett were calculated by applying to Gannett’s fiscal year ending December 31, 2023 estimated adjusted EBITDA a selected range of adjusted EBITDA multiples of 4.5x to 5.5x. The present values (as of December 31, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 7.3% to 9.3%. This analysis indicated the following approximate implied per share equity value reference ranges for Gannett, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Ranges:		Implied Per Share Merger Consideration
Without Synergies	With Net Synergies
$8.10 - $10.98	$21.16 - $27.02	$12.06

New Media Financial Analyses

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of New Media and the following three selected U.S. publicly traded companies in the newspaper publishing industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “New Media selected companies”:

•	Gannett
•	Lee Enterprises, Incorporated
•	Tribune Publishing Company

Jefferies reviewed adjusted enterprise values of the New Media selected companies, calculated as fully diluted equity values based on closing stock prices on August 2, 2019 (or, in the case of Gannett, on July 18, 2019, the last trading day prior to market speculation regarding the merger) plus total debt, non-controlling interests, net pension and other post-retirement liabilities less tax deductible amounts of qualified pensions, cash and cash equivalents (as applicable), as a multiple of such company’s last 12 months (as of March 31, 2019) adjusted EBITDA. Financial data of the New Media selected companies and New Media were based on public filings and other publicly available information.

The overall low to high last 12 months adjusted EBITDA multiples observed for the New Media selected companies were 3.0x to 4.7x. Jefferies noted that New Media generally has traded historically at a premium to the New Media selected companies. Jefferies then applied a selected range of last 12 months adjusted EBITDA multiples of 5.0x to 6.0x to corresponding data of New Media. This analysis indicated the following approximate implied per share equity value reference range for New Media, as compared to the closing price per share of New Media common stock on August 2, 2019:

Implied Per Share Equity Value Reference Range	New Media Common Stock Closing Price Per Share on August 2, 2019
$7.96 - $10.97	$10.70

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of New Media by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that New Media was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2024 based on estimates of New Media management. For purposes of this analysis, stock-based compensation was treated as a cash expense and New Media’s net operating loss carryforwards were taken into account. Terminal values of New Media were calculated by applying to New Media’s fiscal year ending December 31, 2024 estimated adjusted EBITDA a selected range of adjusted EBITDA multiples of 5.0x to 6.0x. The present values (as of December 31, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 6.4% to 8.4%. This analysis indicated the following approximate implied per share equity value reference range for New Media, as compared to the closing price per share of New Media common stock on August 2, 2019:

Implied Per Share Equity Value Reference Range	New Media Common Stock Closing Price Per Share on August 2, 2019
$17.85 - $22.32	$10.70

Certain Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

•	implied premiums paid or proposed to be paid in selected mergers and acquisition transactions with a cash consideration component announced from January 1, 2014 to August 2, 2019 involving U.S.-domiciled and publicly traded target companies with equity values of approximately $1.0 billion to $5.0 billion; applying a selected range of implied premiums of approximately 17% to 44% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions) to the closing price of Gannett common stock on July 18, 2019 of $7.90 per share indicated an approximate implied equity value reference range for Gannett of $9.24 to $11.38 per share;

•	the illustrative potential pro forma financial effect of the merger on New Media’s estimated earnings per share and estimated leveraged free cash flow per share for fiscal years 2020 through 2022 based on estimates of New Media management and estimates of Gannett management as adjusted by New Media management after giving effect to potential net Synergies, which indicated that the merger could be dilutive in fiscal year 2019, and accretive in fiscal years 2020 and 2021, to New Media’s estimated earnings per share and estimated leveraged free cash flow per share; and
•	the illustrative pro forma financial effect of the merger on the implied per share equity value of New Media based on estimates of New Media management and estimates of Gannett management as adjusted by New Media management utilizing the selected public companies and discounted cash flow analyses for Gannett and New Media described above and after taking into account potential net Synergies, which indicated that the merger could have a positive impact on the implied per share equity value of New Media relative to New Media’s implied per share equity value on a standalone basis.

Miscellaneous

New Media has agreed to pay Jefferies for its financial advisory services to the Transaction Committee in connection with the merger an aggregate fee of $3 million, of which $1.5 million was payable upon delivery of Jefferies’ opinion to the Transaction Committee and $1.5 million is payable contingent upon consummation of the merger. In addition, New Media agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Transaction Committee was aware, although Jefferies and its affiliates did not provide financial advisory or financing services to New Media unrelated to the merger during the two-year period prior to the date of Jefferies’ opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates may provide such services to New Media and/or its affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. As the Transaction Committee also was aware, although Jefferies and its affiliates did not provide financial advisory or financing services to Fortress or its parent, SoftBank, during the two-year period prior to the date of Jefferies’ opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates may provide such services to such entities and/or their respective affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. As the Transaction Committee further was aware, Jefferies and its affiliates in the past have provided and in the future may provide financial advisory and financing services to Gannett and certain of its affiliates, for which services Jefferies and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Jefferies’ opinion, having acted as (1) financial advisor to Gannett in connection with an acquisition transaction, and (2) sole bookrunning manager and initial purchaser in connection with an offering of 4.750% convertible senior notes due 2024 of Gannett (the “Gannett convertible notes”), for which services described in clauses (1) and (2) above, Jefferies and its affiliates received aggregate fees of approximately $8 million. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of New Media, Gannett, Fortress, SoftBank and their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Transaction Committee’s financial advisor in connection with the merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with New Media’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinions of Gannett’s Financial Advisors

Opinion of Greenhill & Co., LLC

At a meeting of the Gannett Board held on August 4, 2019, Greenhill rendered to the Gannett Board an oral opinion, confirmed by delivery of a written opinion, dated August 4, 2019, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in the written opinion, the merger consideration to be received by the holders of Gannett common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Greenhill, dated August 4, 2019, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Annex D of this joint proxy statement/prospectus. The summary of the Greenhill opinion contained below in this section is qualified in its entirety by reference to the full text of the opinion. We encourage you to read Greenhill’s opinion and this section carefully and in their entirety. Greenhill provided advisory services and its opinion for the information and assistance of the Gannett Board in connection with its consideration of the proposed merger. Greenhill’s opinion is not a recommendation as to how any holder of shares of Gannett common stock should vote with respect to matters related to the proposed merger, or any other matter.

For purposes of its opinion, Greenhill, among other things:

•	reviewed the draft of the merger agreement, dated as of August 3, 2019, and certain related documents, including a draft dated as of August 3, 2019 of the Amended Management Agreement;
•	reviewed certain publicly available financial statements of each of Gannett and New Media;
•	reviewed certain other publicly available business, operating and financial information relating to each of Gannett and New Media;
•	reviewed certain information, including financial forecasts and other financial and operating data, concerning Gannett on a standalone basis supplied to or discussed with Greenhill by the management of Gannett and approved for Greenhill’s use by Gannett, including the Gannett standalone forecasts;
•	reviewed certain information, including financial forecasts and other financial and operating data, concerning New Media on a standalone basis supplied to or discussed with Greenhill by managements of Gannett and New Media and approved for Greenhill’s use by Gannett, including the New Media standalone forecasts and the Gannett-adjusted New Media standalone forecasts (in each case, including with respect to the benefits to be realized from New Media’s NOLs);
•	reviewed certain information regarding the amount and timing of potential cost efficiencies and financial and operational benefits anticipated from the proposed merger prepared by managements of Gannett and New Media and approved for Greenhill’s use by Gannett, including the Gannett projected synergies and the Gannett pro forma combined company forecasts (including, in the case of the Gannett pro forma combined company forecasts, with respect to the benefits to be realized from New Media’s NOLs on a pro forma basis);
•	discussed the past and present operations and financial condition and the prospects of Gannett with senior executives of Gannett;
•	discussed the past and present operations and financial condition and the prospects of New Media with senior executives of New Media and Gannett;
•	reviewed the historical market prices and trading activity for Gannett common stock and New Media common stock and analyzed their respective implied valuation multiples;
•	analyzed valuations derived for each of Gannett and New Media on a standalone basis by discounting future unlevered cash flows and a terminal value at discount rates Greenhill deemed appropriate;
•	analyzed valuations derived for each of Gannett and New Media on a standalone basis based on certain financial information and implied valuation multiples of certain publicly traded companies that Greenhill deemed relevant;

•	analyzed valuations derived for Gannett based on the financial terms, to the extent publicly available, of certain transactions that Greenhill deemed relevant;
•	analyzed the relative contributions of Gannett and New Media to the pro forma combined company, based upon a number of metrics that Greenhill deemed relevant;
•	calculated implied value creation for holders of Gannett common stock as a result of the proposed merger based on certain financial information, including the Gannett projected synergies, and implied valuation multiples of certain publicly traded companies that Greenhill deemed relevant;
•	participated in discussions and negotiations among representatives of Gannett and its legal advisors and representatives of New Media and its legal and financial advisors; and
•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

In arriving at its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with Greenhill. With respect to the New Media standalone forecasts, including the estimated synergies for the combined company, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of New Media. With respect to the Gannett standalone forecasts, the Gannett-adjusted New Media standalone forecasts (in each case, including with respect to the benefits to be realized from New Media’s NOLs) and the Gannett projected synergies, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgment of the management of Gannett, and Greenhill relied upon such Gannett standalone forecasts, Gannett-adjusted New Media standalone forecasts and Gannett projected synergies in arriving at its opinion. Greenhill expressed no opinion with respect to the Gannett standalone forecasts, the New Media standalone forecasts, the Gannett-adjusted New Media standalone forecasts, the Gannett projected synergies or the assumptions upon which they were based.

In arriving at its opinion, Greenhill made no independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Gannett or New Media, nor was Greenhill furnished with any such evaluation or appraisal. Greenhill assumed that the merger would be consummated in accordance with the terms set forth in the final, executed merger agreement, which Greenhill further assumed would be identical in all material respects to the latest draft thereof Greenhill reviewed before rendering its opinion, and without waiver of any material terms or conditions set forth in the merger agreement. Greenhill further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any effect on Gannett, New Media, the proposed merger or the contemplated benefits of the proposed merger in any way meaningful to Greenhill’s analysis. Greenhill is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by Gannett and its advisors with respect to such issues. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of the written opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise or reaffirm its opinion.

Greenhill’s opinion addressed only the fairness from a financial point of view to the holders of Gannett common stock, as of the date of Greenhill’s opinion, of the merger consideration to be received by such holders pursuant to the merger agreement. Greenhill did not express any view or opinion as to any other terms or aspect of the merger agreement or the proposed merger or the Amended Management Agreement or any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed merger, including as to the fairness of the proposed merger to, or any consideration to be received in connection with the proposed merger by, holders of any other class of securities, any creditors or any other constituencies of Gannett. Greenhill also did not express any view or opinion as to the impact of the proposed merger on the solvency or the viability of Gannett or New Media or their ability to pay their respective obligations when they come due. In particular, Greenhill expressed no view or opinion as to the prices at which the New Media common stock will trade at any future time. Greenhill expressed no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Gannett, or any class of such persons, relative to the merger consideration to be received by the holders of Gannett common stock in the proposed merger or with respect to the fairness of any such compensation. Greenhill also expressed no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and it assumed that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. Greenhill’s opinion was not intended to be and did not constitute a recommendation to the members of the Gannett Board as to whether they should approve the proposed merger or the merger agreement or take any other action in connection therewith, nor did it constitute a recommendation as to how any stockholder of Gannett should vote or otherwise act with respect to the proposed merger.

Summary of Greenhill’s Financial Analysis

The following is a summary of the material financial and comparative analyses contained in the presentation that was made by Greenhill on August 4, 2019, to the Gannett Board in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent the relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of Greenhill’s financial analysis.

Illustrative Gannett Financial Analysis

Illustrative Discounted Cash Flow Analysis

Greenhill performed a discounted cash flow analysis of Gannett on a standalone basis utilizing estimates of the standalone, unlevered free cash flows Gannett was projected to generate during the fiscal years ending December 31, 2020 through December 31, 2023 using both the Gannett standalone forecasts (the “Standalone Gannett Management Case”) and estimates reflected in research reports, as extrapolated by Greenhill, for Gannett published by Huber Research Partners (the “Huber Street Case”).

Greenhill calculated ranges of illustrative terminal values for Gannett by applying to Gannett’s estimated adjusted EBITDA (calculated as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense), for the fiscal year ending December 31, 2023, as reflected in each of the two cases, a selected range of terminal post-tax pension adjusted enterprise value to adjusted EBITDA multiples of 4.5x to 6.5x, which was estimated by Greenhill based on its professional judgment and experience, taking into account Greenhill’s review of the implied post-tax pension adjusted enterprise value to adjusted EBITDA multiples calculated for the companies described below under “—Selected Comparable Companies Analysis”.

Greenhill then discounted to present value (as of December 31, 2019) (1) the estimates of the standalone, unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) that Gannett was projected to generate during the fiscal years ending December 31, 2020 through December 31, 2023, as reflected under each of the two cases, and (2) the ranges of terminal values for Gannett that Greenhill calculated as described above, using a mid-year convention and a selected discount rate range of 8.0% to 9.0%, reflecting Greenhill’s estimate of Gannett’s weighted average cost of capital (calculated using an estimated cost of equity for Gannett derived based on the capital asset pricing model and an estimated after-tax cost of debt for Gannett).

Greenhill then added the net present values of the standalone, unlevered free cash flows to the respective present values of the illustrative terminal values to derive ranges of implied enterprise values for Gannett on a standalone basis under each of the alternative cases. Greenhill then calculated implied equity values per share of Gannett common stock under each of the two cases by subtracting Gannett’s estimated net debt (calculated as debt less cash and cash equivalents) and post-tax pension underfunding liabilities, in each case as of December 31, 2019, as reflected in the Gannett standalone forecasts, and dividing the results by the number of fully diluted shares of Gannett common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts. For purposes of this analysis, the Gannett convertible notes were treated as debt where illustrative present values per share were equal to or less than the $12.13 effective conversion price of the Gannett convertible notes; otherwise, the Gannett convertible notes were treated as having been converted into shares of Gannett common stock with additional debt issued to offset dilution on a pro forma basis by Gannett’s buying back shares to maintain its capital structure. This analysis resulted in the following ranges of implied equity values per share of Gannett common stock:

Implied Equity Values per share of Gannett common stock
Standalone Gannett Management Case	$10.65 - $14.93
Huber Street Case	$6.70 - $9.94

Greenhill compared these ranges to (1) the closing price of $7.90 for shares of Gannett common stock on July 18, 2019, the last closing price of shares of Gannett common stock before The Wall Street Journal published an article about advanced discussions regarding a possible deal between Gannett and New Media (referred to in this section as the “Gannett Undisturbed Closing Price”), (2) the closing price of $10.75 for shares of Gannett common stock on August 2, 2019 (referring to in this section as the “Gannett Pre-Announcement Closing Price”) and (3) an implied value of the merger consideration of $12.06 per share of Gannett common stock (calculated by multiplying the exchange ratio of 0.5427x by the closing price of the shares of New Media common stock on August 2, 2019 of $10.70 per share and adding to the result the cash consideration per share of $6.25) (referred to in this section as the “Implied Merger Consideration Value”).

Selected Precedent Transactions Analysis

Greenhill performed an analysis of selected precedent transactions in the publishing industry since June 2014 that in Greenhill’s judgment were relevant for its analysis. This analysis was based on publicly available information, including public filings, investor presentations and press releases. Greenhill reviewed the consideration paid in each such transaction and analyzed the enterprise value implied by such consideration, in each case, with and without treating post-tax pension underfunding liabilities as debt (referenced in this section as “Pre-Pension” and “Post-Pension” enterprise value, respectively), as a multiple of last 12 months (“LTM”) adjusted EBITDA for the target company (measured as the 12-month period prior to the fiscal quarter in which the transaction was announced). For purposes of its analyses, Greenhill assumed illustrative post-tax pension liabilities of the target companies using an assumed tax rate of 26%, unless otherwise disclosed publicly. The following table identifies the transactions reviewed by Greenhill in this analysis and the valuation multiples Greenhill derived from the precedent transactions:

Announcement Month and Year	Target	Acquirer	Pre-Pension Enterprise Value / LTM adj. EBITDA	Post-Pension Enterprise Value / LTM adj. EBITDA
January 2019	Schurz Communications Newspaper Assets	New Media Investment Group Inc.	N/A	N/A
March 2018	Palm Beach Post & Palm Beach Daily News	New Media Investment Group Inc.	N/A	N/A
March 2018	Austin American-Statesman	New Media Investment Group Inc.	N/A	N/A
February 2018	Northern & Shell	Reach plc	3.7x	4.5x
February 2018	Los Angeles Times, San Diego Union-Tribune and California News Group (certain titles)	Patrick Soon-Shiong (private investor)	6.8x	7.8x
August 2017	Morris Publishing Group, LLC	New Media Investment Group Inc.	4.0x	N/A
December 2016	Johnston Publishing (East Anglia)	Iliffe Media	5.3x	N/A
November 2016	Harris Enterprises, Inc.	New Media Investment Group Inc.	4.0x	N/A
July 2016	North Jersey Media Group, Inc.	Gannett Co., Inc.	N/A	N/A
December 2015	DB Nevada Holdings, Inc. (Las Vegas Review Journal)	News + Medial Capital Group LLC	7.0x	N/A
October 2015	Journal Media Group, Inc.	Gannett Co., Inc.	5.5x	5.7x

Announcement Month and Year	Target	Acquirer	Pre-Pension Enterprise Value / LTM adj. EBITDA	Post-Pension Enterprise Value / LTM adj. EBITDA
October 2015	Local World Holdings Limited	Reach plc	5.2x	N/A
July 2015	Financial Times Group	Nikkei Inc.	N/A	N/A
June 2015	MLIM, LLC (San Diego Union Tribune)	Tribune Publishing Co.	4.3x	5.7x
February 2015	Stephens Media Group	New Media Investment Group Inc.	4.3x	N/A
January 2015	Halifax Media Group	New Media Investment Group Inc.	4.6x	N/A
June 2014	Mecom Group	De Persgroep Publishing	3.0x	N/A
Average			4.8x	5.9x
Median			4.5x	5.7x

Although Greenhill analyzed the multiples implied by the precedent transactions, none of the precedent transactions or associated companies is identical to the proposed merger or to Gannett. Accordingly, Greenhill’s analysis of the precedent transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, the parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Gannett compared to the values of the companies in the precedent transactions. In evaluating the precedent transactions, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of those companies to Gannett and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

From this data, and based on its professional judgment and experience, Greenhill derived a range of illustrative Pre-Pension enterprise value to LTM adjusted EBITDA multiples of 4.0x to 6.0x and a range of illustrative Post-Pension enterprise value to LTM adjusted EBITDA multiples of 5.0x to 7.0x and applied these ranges of multiples to Gannett’s estimated 2019 adjusted EBITDA as reflected in the Gannett standalone forecasts, to derive a range of implied Pre-Pension and Post-Pension enterprise values for Gannett. Greenhill then calculated implied equity values per share of Gannett common stock by subtracting Gannett’s estimated net debt (including and excluding post-tax pension underfunding liabilities, as applicable), in each case as of December 31, 2019 as reflected in the Gannett standalone forecasts, and dividing the results by the number of fully diluted shares of Gannett common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts. For purposes of this analysis, the Gannett convertible notes were treated as debt at face value. This analysis resulted in the following ranges of implied equity values per share of Gannett common stock:

Implied Equity Values per share of Gannett common stock
Pre-Pension	$7.56 - $12.41
Post-Pension	$8.82 - $13.66

Greenhill compared these ranges to (1) the Gannett Undisturbed Closing Price of $7.90, (2) the Gannett Pre-Announcement Closing Price of $10.75, and (3) the Implied Merger Consideration Value of $12.06.

Selected Comparable Company Analysis

Greenhill compared selected financial information, ratios and multiples for Gannett and New Media to the corresponding data for the following publicly traded companies selected by Greenhill, which are referred to in this section as the “selected companies”:

•	The New York Times Company;
•	The McClatchy Company;
•	News Corporation;
•	Tribune Publishing Company;

•	Reach plc; and
•	Lee Enterprises, Incorporated.

Although none of the selected companies is directly comparable to Gannett or New Media, Greenhill chose these companies because they are publicly traded companies in the publishing industry with operations that, for purposes of Greenhill’s analysis, may be considered similar or reasonably comparable to the operations of Gannett and New Media. However, because of the inherent differences between the businesses, operations and prospects of Gannett and New Media and those of the selected companies, Greenhill believed that it was inappropriate to, and therefore did not, rely solely on the numerical results of the selected company analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Gannett and New Media and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between Gannett and New Media and the companies included in the selected company analysis. Greenhill also made judgments as to the relative comparability of the various valuation parameters with respect to those companies.

For each of Gannett, New Media and the selected companies, Greenhill reviewed, among other information, the applicable company’s enterprise value (which was calculated as fully diluted equity value derived by multiplying the number of fully diluted outstanding shares of that company by the company’s closing share price on August 2, 2019, plus the book value of debt (both with and without treating post-tax pension underfunding liabilities as debt), plus minority interests if applicable, less cash and cash equivalents, less investments in unconsolidated affiliates if applicable), as a multiple of estimated adjusted EBITDA of such company for 2019 and 2020. All such amounts for the selected companies were calculated based on information in the applicable selected company’s most recent publicly available SEC filings as of August 2, 2019. Amounts for Gannett and New Media were calculated based on the Gannett standalone forecasts and the New Media standalone forecasts.

For purposes of its analysis of Gannett and New Media, Greenhill reviewed the same multiples also based on the Gannett Undisturbed Closing Price and Undisturbed New Media Share Price (as defined below), respectively. For purposes of its review of Gannett’s multiples, Greenhill treated the Gannett convertible notes as debt at face value.

Greenhill compared such financial information and calculated such ratios (1) with respect to the selected companies based on information it obtained from public filings and from consensus estimates as published by FactSet Research Systems Inc., (2) with respect to Gannett, based on both the Gannett standalone forecasts and information obtained from selected equity analyst research reports (collectively referenced in this section as the “Gannett Street Estimates”) and (3) with respect to New Media, based on both the New Media standalone forecasts and estimates reflected in a selected equity analyst research report (referenced in this section as the “New Media Street Estimates”). The multiple ranges resulting from these analyses are summarized below:

Selected Company	2019E EV/ Adj. EBITDA	2020E EV/ Adj. EBITDA	Adj. 2019E EV/ Adj. EBITDA	Adj. 2020E EV/ Adj. EBITDA
The New York Times Company	22.2x	21.4x	23.1x	22.2x
The McClatchy Company	8.2x	8.1x	13.0x	12.8x
News Corporation	6.6x	6.3x	6.7x	6.4x
Tribune Publishing Company	3.4x	3.0x	3.6x	3.2x
Reach plc (Trinity Mirror)	1.5x	1.6x	3.0x	3.2x
Lee Enterprises, Incorporated	N/A	N/A	N/A	N/A
Gannett (Gannett standalone forecasts)	5.4x	5.5x	5.9x	6.1x
Gannett (Street Estimates)	5.5x	5.8x	6.1x	6.5x
Gannett (Gannett standalone forecasts; Undisturbed Share Price)	3.6x	3.7x	4.2x	4.3x
Gannett (Street Estimates; Undisturbed Share Price)	3.7x	3.9x	4.3x	4.6x
New Media (New Media standalone forecasts)	5.3x	4.9x	5.4x	5.0x
New Media (Street Estimates)	6.7x	6.0x	6.8x	6.1x
New Media (New Media standalone forecasts; Undisturbed Share Price)	4.8x	4.4x	4.9x	4.5x
New Media (Street Estimates; Undisturbed Share Price)	5.8x	5.2x	5.9x	5.3x

From this data, and based on its professional judgment and experience, Greenhill derived a range of 2019 enterprise value to adjusted EBITDA multiples of 4.5x to 6.5x, and a range of 2020 enterprise value to adjusted EBITDA multiples of 4.0x to 6.0x, in each case, adjusted to treat post-tax pension underfunding as debt, and applied such ranges of multiples to Gannett’s estimated 2019 and 2020 adjusted EBITDA from the Gannett standalone forecasts, to arrive at ranges of implied enterprise values for Gannett.

Greenhill then calculated implied equity values per share of Gannett common stock by subtracting Gannett’s estimated net debt and post-tax pension underfunding liabilities, in each case as of December 31, 2019, as reflected in the Gannett standalone forecasts, and dividing the results by the number of fully diluted shares of Gannett common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts. For purposes of this analysis, the Gannett convertible notes were treated as debt at face value. This analysis resulted in the following ranges of implied equity values per share of Gannett common stock:

Implied Price per share of Gannett common stock
2019E Adj. EBITDA	$7.60 - $12.45
2020E Adj. EBITDA	$5.53 - $10.92

Greenhill compared these ranges to (1) the Gannett Undisturbed Closing Price of $7.90, (2) the Gannett Pre-Announcement Closing Price of $10.75, and (3) the Implied Merger Consideration Value of $12.06.

New Media Standalone Analyses

Discounted Cash Flow Analysis

Greenhill performed a discounted cash flow analysis of New Media on a standalone basis utilizing estimates of the standalone, unlevered free cash flows New Media was projected to generate during the fiscal years ending December 31, 2020 through December 31, 2023 using the New Media standalone forecasts (the “New Media Management Case”), the Gannett-adjusted New Media standalone forecasts (the “Gannett Management Case”) and equity research information obtained from Citi Research (the “Citi Street Case”).

Greenhill calculated ranges of illustrative terminal values for New Media by applying to New Media’s estimated adjusted EBITDA (calculated as earnings before interest, taxes, depreciation and amortization , or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense) for the fiscal year ending December 31, 2023, as reflected under each of the three cases, a range of terminal post-tax pension adjusted enterprise value to adjusted EBITDA multiples of 5.0x to 7.0x, which was estimated by Greenhill based on its professional judgment and experience, taking into account Greenhill’s review of the implied post-tax pension adjusted enterprise value to adjusted EBITDA multiples calculated for the companies described above under “—Gannett Standalone Analysis—Selected Comparable Company Analysis”.

Greenhill then discounted to present value (as of December 31, 2019) (1) the estimates of the standalone, unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) that New Media was projected to generate during the fiscal years ending December 31, 2020 through December 31, 2023, as reflected under each of the three cases, and (2) the ranges of terminal values for New Media it calculated as described above, using a mid-year convention and a selected discount rate range of 9.0% to 10.0%, reflecting Greenhill’s estimate of New Media’s standalone weighted average cost of capital (calculated using an estimated cost of equity for New Media derived from the capital asset pricing model and an estimated after-tax cost of debt for New Media).

Greenhill then added the net present values of the standalone, unlevered free cash flows to the respective present values of the illustrative terminal values, to derive ranges of implied enterprise values for New Media on a standalone basis under each of the three cases. For purposes of its analysis under the New Media Management Case and the Gannett Management Case, Greenhill also added to those ranges an implied present value, as of December 31, 2019, of the estimated cash tax savings of New Media on a standalone basis attributed to its NOLs, as reflected under each of the New Media Management Case and the Gannett Management Case,

discounted using a discount rate of 9.5%, the midpoint of Greenhill’s estimate of New Media’s weighted average cost of capital range. Greenhill then calculated implied equity values per share of common stock of New Media on a standalone basis under each of the three cases by subtracting (1) for purposes of its analysis under both the New Media Management Case and the Citi Street Case, New Media’s estimated net debt of approximately $360 million, post-tax pension underfunding liabilities of approximately $16 million and the book value of the minority interest in a subsidiary of New Media of approximately $2 million, in each case as of December 31, 2019, provided by New Media management and approved for Greenhill’s use by Gannett management, and (2) for purposes of its analysis under the Gannett Management Case, New Media’s estimated net debt, post-tax pension underfunding liabilities and the book value of the minority interest in a subsidiary of New Media, in each case as of December 31, 2019, as reflected in the Gannett-adjusted New Media standalone forecasts, and dividing the results by the number of fully diluted shares of New Media common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information as of August 2, 2019 provided by New Media management and approved for Greenhill’s use by Gannett management. This analysis resulted in the following ranges of implied equity values per share of common stock of New Media on a standalone basis:

Implied Equity Values per share of New Media common stock
New Media Management Case	$15.86 - $21.43
Gannett Management Case	$13.47 - $18.43
Citi Street Case	$10.07 - $14.27

Greenhill compared these ranges to (1) the closing price of $9.07 for shares of New Media common stock on July 18, 2019, the last closing price of the shares of New Media common stock before The Wall Street Journal published an article about advanced discussions regarding a possible deal between Gannett and New Media (referred to in this section as the “Undisturbed New Media Share Price”), and (2) the closing price of $10.70 for shares of New Media common stock on August 2, 2019 (referred to in this section as the “Pre-Announcement New Media Share Price”).

Selected Comparable Company Analysis

Greenhill also performed a selected comparable company analysis for New Media on a standalone basis based on its review summarized above under “—Gannett Standalone Analysis—Selected Comparable Company Analysis”. From that data, and based on its professional judgment and experience, Greenhill derived a range of 2019 post-tax pension adjusted enterprise value to adjusted EBITDA multiples of 5.0x to 7.0x, and a range of 2020 post-tax pension adjusted enterprise value to adjusted EBITDA multiples of 4.5x to 6.5x, and applied such ranges of multiples to New Media’s estimated 2019 and 2020 adjusted EBITDA respectively from both the New Media standalone forecasts and the Gannett-adjusted New Media standalone forecasts, to arrive at ranges of implied enterprise values for New Media.

Greenhill then calculated implied equity values per share of New Media common stock by subtracting (1) for purposes of its analysis with respect to the New Media standalone forecasts, New Media’s estimated net debt of approximately $360 million, post-tax pension underfunding liabilities of approximately $16 million and the book value of the minority interest in a subsidiary of New Media of approximately $2 million, in each case as of December 31, 2019, provided by New Media management and approved for Greenhill’s use by Gannett management, and (2) for purposes of its analysis with respect to the Gannett-adjusted New Media standalone forecasts, New Media’s estimated net debt, post-tax pension underfunding liabilities and the book value of the minority interest in a subsidiary of New Media, in each case as of December 31, 2019, as reflected in the Gannett-adjusted New Media standalone forecasts, and dividing the results by the number of fully diluted shares of New Media common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information as of August 2, 2019 provided by New Media management and approved for Greenhill’s use by Gannett management. This analysis resulted in the following ranges of implied equity values per share of New Media common stock of New Media on a standalone basis:

Implied Price per share of New Media common stock
2019E Adj. EBITDA (Gannett-adjusted New Media standalone forecasts)	$9.93 - $16.44
2019E Adj. EBITDA (New Media standalone forecasts)	$10.12 - $16.52
2020E Adj. EBITDA (Gannett-adjusted New Media standalone forecasts)	$9.61 - $16.70
2020E Adj. EBITDA (New Media standalone forecasts)	$10.00 - $17.05

Greenhill compared these ranges to (1) the Undisturbed New Media Share Price of $9.07, and (2) the Pre-Announcement New Media Share Price of $10.70.

Pro Forma Analysis

Illustrative Discounted Cash Flow with Synergies Sensitivity Analysis for Gannett Shares on a Pro Forma Basis

Greenhill performed a discounted cash flow with synergies sensitivity analysis of New Media on a pro forma basis giving effect to the proposed merger to derive a range of illustrative present values, as of December 31, 2019, for the merger consideration to be received for each share of Gannett common stock in the merger, utilizing estimates of the pro forma, unlevered free cash flows New Media was projected to generate on a pro forma basis giving effect to the proposed merger during the fiscal years ending December 31, 2020 through December 31, 2023, based on a combination of the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts, with certain additional pro forma adjustments as described below, as well as the Gannett projected synergies and the Gannett pro forma combined company forecasts.

Greenhill calculated a range of illustrative terminal values for New Media on a pro forma basis by applying a terminal post-tax pension adjusted enterprise value to adjusted EBITDA multiple of 5.5x to an estimated range of New Media’s pro forma adjusted EBITDA for the fiscal year ending December 31, 2023 based on the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts, taking into account the fees estimated to be paid to the Manager as reflected in the Gannett projected synergies, and assuming realization rates for cost synergies reflected in the Gannett projected synergies ranging from 0% to 100%. The terminal adjusted EBITDA multiple of 5.5x was estimated by Greenhill based on its professional judgment and experience, taking into account Greenhill’s review of the implied post-tax pension adjusted enterprise value to adjusted EBITDA multiples for the companies described above under “—Gannett Standalone Analysis—Selected Comparable Company Analysis” .

Greenhill then discounted to present value (as of December 31, 2019) (1) the estimates of the standalone, unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) that New Media was projected to generate on a pro forma basis during the fiscal years ending December 31, 2020 through December 31, 2023 based on the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts, taking into account the fees estimated to be paid to the Manager as reflected in the Gannett projected synergies and assuming realization rates for cost synergies reflected in the Gannett projected synergies ranging from 0% to 100%, and (2) the range of terminal values for New Media on a pro forma basis Greenhill calculated as described above, using a mid-year convention and a discount rate of 9.5%, reflecting Greenhill’s estimate of New Media’s weighted average cost of capital on a pro-form basis (calculated using an estimated cost of equity for New Media on a pro forma basis derived based on the capital asset pricing model and an estimated after-tax cost of debt for New Media on a pro forma basis).

Greenhill then added to the net present values of the standalone, unlevered free cash flows and the respective present values of the illustrative terminal values, an implied present value as of December 31, 2019 of the estimated cash tax savings of New Media on a pro forma basis attributed to its NOLs, as reflected in the Gannett pro forma combined company forecasts, and applying a discount rate of 9.5%, Greenhill’s estimate of New Media’s weighted average cost of capital, to derive ranges of implied enterprise values for New Media on a pro forma basis. Greenhill then calculated implied equity values per share of New Media common stock on a pro forma basis by subtracting New Media’s estimated net debt, post-tax pension underfunding liabilities and the book value of the minority interest in a subsidiary of New Media, in each case as of December 31, 2019, on a pro forma basis, based on the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts, and dividing the results by the number of fully diluted shares of New Media common stock estimated to be outstanding as of December 31, 2019, taking into account the options held by the Manager, calculated using the treasury stock method based on equity information as of August 2, 2019 for New Media provided by New Media management and approved for Greenhill’s use by Gannett management, plus the number of shares of New Media common stock (including shares underlying equity awards) to be issued in connection with the merger in respect of the fully diluted shares of Gannett common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts, and adding the number of equity securities to be issued to the Manager in connection with the proposed merger. Greenhill then multiplied those ranges by the exchange ratio of 0.5427 pursuant to the merger agreement and added to the results the cash consideration of $6.25 per share pursuant to the merger agreement.

This analysis resulted in a range of illustrative present values for the merger consideration to be received for each share of Gannett common stock in the proposed merger of $12.29 to $18.22.

Illustrative Value Creation Analysis

Greenhill performed an illustrative value creation analysis to derive a range of implied values for the merger consideration to be received for each share of Gannett common stock in the proposed merger based on estimates of New Media’s adjusted EBITDA for 2020 on a pro forma basis, taking into account the Gannett projected synergies, relative to the Gannett Undisturbed Closing Price of $7.90.

Greenhill calculated a reference range of enterprise values of New Media on a pro forma basis giving effect to the proposed merger by applying post-tax pension adjusted enterprise value to adjusted EBITDA multiples ranging from 4.5x to 6.5x to estimated adjusted EBITDA for New Media for 2020 on a pro forma basis, taking into account the estimated cost synergies expected to result from the proposed merger and the fees estimated to be paid to the Manager in such year, based on the Gannett standalone forecasts, the Gannett-adjusted New Media standalone forecasts and the Gannett projected synergies. The range of estimated enterprise value to adjusted EBITDA multiples for 2020 was selected by Greenhill based on its professional judgment and experience, taking into account Greenhill’s review of the implied post-tax pension adjusted enterprise value to adjusted EBITDA multiples calculated for the companies described above under “—Selected Comparable Companies Analysis”.

Greenhill then calculated implied equity values per share of New Media common stock on a pro forma basis by subtracting estimated net debt and post-tax pension underfunding liabilities of the combined company on a pro forma basis as of December 31, 2020, as reflected in the Gannett-adjusted New Media standalone forecasts and the Gannett standalone forecasts, as well the book value of the minority interest in a subsidiary of New Media of approximately $1 million as of June 30, 2019, provided by New Media management and approved for Greenhill’s use by Gannett management, and dividing the results by the number of fully diluted shares of New Media common stock estimated to be outstanding as of December 31, 2019, taking into account the options held by the Manager, calculated using the treasury stock method based on equity information as of August 2, 2019 for New Media provided by New Media management and approved for Greenhill’s use by Gannett management, plus the number of shares of New Media common stock (including shares underlying equity awards) to be issued in connection with the merger in respect of the fully diluted shares of Gannett common stock estimated to be outstanding as of December 31, 2019, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts, and adding the number of equity securities to be issued to the Manager in connection with the proposed merger. Greenhill then multiplied those ranges by the exchange ratio of 0.5427 pursuant to the merger agreement and added to the results the cash consideration of $6.25 per share pursuant to the merger agreement.

This analysis resulted in a range of implied values for the merger consideration to be received for each share of Gannett common stock in the proposed merger of $13.23 to $19.04, which implied a range of premia to the Gannett Undisturbed Closing Price of $7.90, of 67.5% to 141.0%, respectively.

General

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company or transaction used in Greenhill’s analysis as a comparison is directly comparable to Gannett, New Media or the merger. Because these analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of Gannett, New Media or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

The merger consideration to be received by the holders of Gannett common stock pursuant to the merger agreement was determined through arms’ length negotiations between Gannett and New Media and was approved by the Gannett Board. Greenhill provided advice to the Gannett Board during these negotiations. Greenhill did not, however, recommend any specific merger consideration to Gannett or the Gannett Board or that any specific merger consideration constituted the only appropriate consideration for the merger. Greenhill’s opinion did not in any manner address the underlying business decision to proceed with or effect the merger.

Greenhill’s opinion was approved by Greenhill’s fairness opinion committee.

Greenhill has acted as financial advisor to the Gannett Board in connection with the merger. As Gannett has been advised, Greenhill in the past has provided, currently is providing and in the future may provide investment banking services to Gannett and its affiliates, for which services Greenhill has received and expects to receive compensation, including, during the two years ended August 4, 2019, having acted as financial advisor to Gannett and/or its affiliates in connection with certain mergers and acquisitions and strategic review matters for which Greenhill received compensation from Gannett and its affiliates in an aggregate amount of approximately $11.5 million. As Gannett has also been advised, Greenhill in the past has provided and in the future may provide investment banking services to Fortress, an affiliate of the Manager, and Fortress’ controlled subsidiaries for which services Greenhill has received compensation, including, during the two years ended August 4, 2019, having acted as financial advisor to Fortress and/or its affiliates in connection with certain private equity fundraising and secondary offering matters, for which Greenhill received compensation from Fortress and its affiliates in an aggregate amount of approximately $1.8 million. As Gannett has also been advised, other than as described above with respect to Fortress and its controlled subsidiaries, during the two years ended August 4, 2019, Greenhill has not been engaged by, provided any investment banking services to or received any compensation from SoftBank, the parent company of Fortress, or its affiliates, although Greenhill may provide such services to SoftBank and/or its affiliates in the future for which Greenhill would expect to receive compensation.

In connection with the merger, Gannett has agreed to pay Greenhill a transaction fee, the calculation of which will be based in part on the value of New Media common stock to be issued in the merger. The amount of such transaction fee is estimated to be approximately $17.5 million (based on the closing share price of New Media common stock on August 26, 2019), $2.5 million of which became payable upon the delivery of Greenhill’s opinion and the rest of which is contingent upon completion of the merger. Gannett has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Greenhill is an internationally recognized investment banking firm regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Gannett selected Greenhill as its financial advisor on the basis of Greenhill’s qualifications, experience, reputation and familiarity both with Gannett and with the publishing industry generally.

Greenhill’s opinion was one of the many factors considered by the Gannett Board in its evaluation of the merger and should not be viewed as determinative of the views of the Gannett Board with respect to the merger.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Gannett Board held on August 4, 2019, representatives of Goldman Sachs rendered to the Gannett Board the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion, dated August 5, 2019, to the Gannett Board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 5, 2019, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex E. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Gannett Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any Gannett stockholder should vote with respect to the merger or any other matter.

In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;
•	the Amended Management Agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of Gannett for the four fiscal years ended December 31, 2018;
•	Gannett’s Registration Statement on Form 10, including the information statement related thereto, dated June 12, 2015;
•	annual reports to stockholders and Annual Reports on Form 10-K of New Media for the five fiscal years ended December 30, 2018;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Gannett and New Media;
•	certain other communications from Gannett and New Media to their respective stockholders;
•	certain publicly available research analyst reports for Gannett and New Media; and
•	certain internal financial analyses and forecasts for Gannett on a standalone basis prepared by its management and for New Media on a standalone basis prepared by its management, as adjusted by the management of Gannett, and certain financial analyses and forecasts for New Media pro forma for the merger prepared by the management of Gannett, in each case, as approved for Goldman Sachs’ use by Gannett, including certain operating synergies projected by the management of Gannett to result from the merger, as approved for Goldman Sachs’ use by Gannett and certain analyses prepared by the management of Gannett related to the expected utilization by Gannett and New Media of certain NOLs, as approved for Goldman Sachs’ use (as described in the section entitled “—Certain Unaudited Prospective Financial Information”, beginning on page [ ] and referred to in this joint proxy statement/prospectus as the Gannett standalone forecasts, the Gannett-adjusted New Media standalone forecasts, the Gannett projected synergies and the Gannett pro forma combined company forecasts).

Goldman Sachs also (1) held discussions with members of the senior managements of Gannett and New Media regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of New Media and with members of the senior management of Gannett regarding their assessment of the past and current business operations, financial condition and future prospects of Gannett, (2) reviewed the reported price and trading activity for shares of Gannett common stock and shares of New Media common stock, (3) compared certain financial and stock market information for Gannett and New Media with similar information for certain other companies the securities of which are publicly traded, (4) reviewed the financial terms of certain recent business combinations in the publishing industry and in other industries and (5) performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Gannett Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Gannett Board that the Gannett forecasts, including the Gannett projected synergies and the expected utilization of NOLs, were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Gannett. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Gannett or New Media or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Gannett or New Media or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Gannett to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Gannett, nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock, as of the date of its written opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger or any term or aspect of the Amended Management Agreement or any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Gannett, nor did it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Gannett, or any class of such persons, in connection with the merger, whether relative to the merger consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of New Media common stock would trade at any time or as to the impact of the merger on the solvency or viability of Gannett or New Media or the ability of Gannett or New Media to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Gannett Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of shares of Gannett common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Gannett Board in connection with rendering to the Gannett Board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 2, 2019 and is not necessarily indicative of current or future market conditions.

Implied Premia and Multiple Analysis

Goldman Sachs calculated and compared certain implied premia and multiples using the closing price for shares of Gannett common stock on August 2, 2019, the closing price for shares of New Media common stock on August 2, 2019, and the implied value of the merger consideration to be paid by New Media for each share of Gannett common stock pursuant to the merger agreement. For purposes of its analysis, Goldman Sachs calculated an implied value for the merger consideration of $12.06 (referred to in this section as the “Implied Merger Consideration Value”) by adding (1) an implied value for the stock consideration per share (calculated by multiplying the exchange ratio of 0.5427 pursuant to the merger agreement by $10.70, the closing price for shares of New Media common stock on August 2, 2019), and (2) the cash consideration of $6.25 per share of Gannett common stock.

Goldman Sachs calculated the premium represented by the Implied Merger Consideration Value of $12.06 per share of Gannett common stock relative to:

•	$10.75, the closing price of shares of Gannett common stock on August 2, 2019 (referred to in this section as the “Gannett Pre-Announcement Closing Price”);
•	$7.90, the closing price of shares of Gannett common stock on July 18, 2019, the last closing price of shares of Gannett common stock before The Wall Street Journal published an article about advanced discussions regarding a possible deal between Gannett and New Media (referred to in this section as the “Gannett Undisturbed Closing Price”);
•	$9.10 the volume weighted average price (“VWAP”) of shares of Gannett common stock over the 30-trading-day period ended August 2, 2019 (referred to in this section as the “Gannett 30-Day VWAP”);
•	$8.93, the VWAP of shares of Gannett common stock over the 90-trading-day period ended August 2, 2019 (referred to in this section as the “Gannett 90-Day VWAP”);
•	$9.83, the VWAP of shares of Gannett common stock over the 180-trading-day period ended August 2, 2019 (referred to in this section as the “Gannett 180-Day VWAP”);
•	$11.82, the highest closing trading price of shares of Gannett common stock over the 52-week period ended August 2, 2019 (referred to in this section as the “Gannett 52-Week High”); and
•	$7.63, the lowest closing trading price of shares of Gannett common stock over the 52-week period ended August 2, 2019 (referred to in this section as the “Gannett 52-Week Low”).

The results of these calculations are as follows:

Gannett Reference Share Price	Implied Premium Represented by the Implied Merger Consideration Value of $12.06 per share of Gannett common stock
Gannett Pre-Announcement Closing Price of $10.75	12%
Gannett Undisturbed Closing Price of $7.90	53%
Gannett 30-Day VWAP of $9.10	32%
Gannett 90-Day VWAP of $8.93	35%
Gannett 180-Day VWAP of $9.83	23%
Gannett 52-Week High of $11.82	2%
Gannett 52-Week Low of $7.63	58%

In addition, Goldman Sachs calculated implied equity values for Gannett by multiplying each of the Gannett Pre-Announcement Closing Price and the Implied Merger Consideration Value, by the total number of fully diluted shares of Gannett common stock outstanding as of July 31, 2019, calculated using the treasury stock method based on equity information for Gannett as of July 31, 2019 (but excluding the shares of Gannett common stock issuable upon conversion of outstanding Gannett convertible notes, with an effective conversion price of approximately $12.13 per share), as provided and approved for Goldman Sachs’ use by Gannett management. Goldman Sachs then calculated implied enterprise values for Gannett by adding to each of the implied equity values calculated for Gannett, Gannett’s net debt of approximately $268 million as of June 30, 2019, in the case of the calculation based on the Gannett Pre-Announcement Closing Price (calculated as debt less cash and cash equivalents, treating the Gannett convertible notes as debt), and $300 million as of June 30, 2019, in the case of the calculation based on the Implied Merger Consideration Value (calculated as debt less cash and cash equivalents, treating the Gannett convertible notes as debt and including the estimated cost of the make-whole payment expected to be made in respect of the Gannett convertible notes in connection with the merger), in each case, as provided and approved for Goldman Sachs’ use by Gannett management. Goldman Sachs then calculated an implied enterprise value adjusted to treat post-tax pension underfunding as debt (as so adjusted, “Pension Adj. Enterprise Value”) for Gannett by adding to the implied enterprise value calculated for Gannett, Gannett’s post-tax unfunded pension liabilities of approximately $167 million as of June 30, 2019, as provided and approved for Goldman Sachs’ use by Gannett management.

Using the foregoing, Goldman Sachs calculated the implied enterprise value for Gannett and the implied Pension Adj. Enterprise Value, based both on the Gannett Pre-Announcement Closing Price and the Implied Merger Consideration Value, as a multiple of the estimated adjusted EBITDA (calculated as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, adjusted for facility consolidation/impairment, workforce reduction and certain acquisition and other one-time expenses and treating stock-based compensation as an expense) of Gannett for calendar years 2019, 2020 and 2021, as reflected in the Gannett standalone forecasts. The results of these calculations are as follows:

Gannett Enterprise Value / Adjusted EBITDA
Metric	Gannett Pre-Announcement Closing Price	Implied Merger Consideration Value
2019E Adjusted EBITDA	5.4x	6.0x
2020E Adjusted EBITDA	5.5x	6.1x
2021E Adjusted EBITDA	5.2x	5.9x
Gannett Pension Adj. Enterprise Value / Adjusted EBITDA
Metric	Gannett Pre-Announcement Closing Price	Implied Merger Consideration Value
2019E Adjusted EBITDA	5.9x	6.6x
2020E Adjusted EBITDA	6.1x	6.7x
2021E Adjusted EBITDA	5.8x	6.4x

Selected Publicly Traded Companies Analysis

Using publicly available information, Goldman Sachs reviewed and compared certain ratios with respect to the implied enterprise value and implied Pension Adj. Enterprise Value of Gannett and New Media on a standalone basis with corresponding information for the following selected group of publicly traded companies in the publishing industry, which are referred to in this section as the “selected companies”:

•	The New York Times Company;
•	The McClatchy Company;
•	Meredith Corporation; and
•	Tribune Publishing Company.

For each of Gannett, New Media and the selected companies, Goldman Sachs calculated and compared its implied enterprise value and its implied Pension Adj. Enterprise Value, as a multiple of its estimated adjusted EBITDA. Goldman Sachs calculated an implied enterprise value for each of Gannett, New Media and the selected companies by multiplying its closing share price as of August 2, 2019 by the number of fully diluted shares of the company to derive an implied equity value for each company, and adding to the resulting implied equity value the amount of each company’s net debt and the book value of its minority interests and investments in affiliates. Goldman Sachs calculated an implied Pension Adj. Enterprise Value for each of Gannett, New Media and the selected companies by adding to its implied enterprise value its post-tax unfunded pension liability (calculated by applying an illustrative tax rate of 26% to each company’s unfunded pension liability, if any). All such amounts for the selected companies were calculated based on information in the applicable selected company’s most recent publicly available SEC filings as of August 2, 2019. Amounts for Gannett and New Media were calculated based on the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts.

For purposes of its calculations, Goldman Sachs used estimates of the 2019 and 2020 adjusted EBITDA for Gannett, New Media and each of the selected companies derived from Wall Street research analyst consensus estimates. For Gannett and New Media, Goldman Sachs also used the 2019 and 2020 adjusted EBITDA estimates for each on a standalone basis reflected in the Gannett standalone forecasts and the Gannett-adjusted New Media standalone forecasts.

The results of these calculations were as follows:

Company	Enterprise Value / Adjusted EBITDA		Pension Adj. Enterprise Value / Adjusted EBITDA
	2019	2020	2019	2020
Gannett (Wall Street Estimate)	5.4x	6.0x	6.0x	6.6x
Gannett (Forecasts)	5.4x	5.5x	5.9x	6.1x
New Media (Wall Street Estimate)	6.7x	6.0x	6.8x	6.1x
New Media (Forecasts)	5.3x	4.9x	5.4x	5.0x
Selected Companies
The New York Times Company	22.2x	20.8x	23.1x	21.7
The McClatchy Company	8.7x	9.2x	13.7x	14.5x
Meredith Corporation	7.3x	6.5x	7.3x	6.5x
Tribune Publishing Company	3.3x	3.1x	3.5x	3.3x
Median of Selected Companies
(excluding The McClatchy Company)(1)	7.3x	6.5x	7.3x	6.5x

(1) The McClatchy Company was excluded due to its limited equity value and liquidity.

Although none of the selected companies are directly comparable to Gannett or New Media, Goldman Sachs selected these companies because they are publicly traded companies that operate in the publishing industry with certain operations that for purposes of analysis may be considered similar to certain operations of Gannett and New Media.

Illustrative Gannett Financial Analysis

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of Gannett on a standalone basis to derive a range of illustrative present values per share of Gannett common stock on a standalone basis, as of June 30, 2019.

Using mid-year convention and discount rates ranging from 7.0% to 8.0%, reflecting estimates of Gannett’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2019 (1) estimates of the standalone, unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) to be generated by Gannett for the period from July 1, 2019 to December 31, 2023, as reflected in the Gannett standalone forecasts, and (2) a range of illustrative terminal values for Gannett as of December 31, 2023, calculated by applying terminal year multiples of enterprise value to terminal year adjusted EBITDA ranging from 4.5x to 6.5x to the estimated terminal year adjusted EBITDA of Gannett for 2023, as reflected in the Gannett standalone forecasts (which analysis implied perpetuity growth rates for Gannett for the period after

December 31, 2023 ranging from negative 5% to negative 1%). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal year multiples of enterprise value to terminal year adjusted EBITDA was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the implied multiples calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”.

Goldman Sachs derived a range of illustrative enterprise values for Gannett by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of approximately $268 million (including the principal value of the Gannett convertible notes) as of June 30, 2019 of Gannett and Gannett’s post-tax unfunded pension liabilities of approximately $167 million as of June 30, 2019, as provided and approved for Goldman Sachs’ use by Gannett management, to derive a range of illustrative equity values for Gannett. Goldman Sachs then divided the range of illustrative equity values it derived for Gannett by the fully diluted shares of Gannett common stock outstanding as of July 31, 2019, calculated using the treasury stock method based on equity information for Gannett as of July 31, 2019, as provided and approved for Goldman Sachs’ use by Gannett management, to derive a range of illustrative present values per share of Gannett common stock on a standalone basis of $10.86 to $15.13.

For purposes of this analysis, the Gannett convertible notes were treated as debt where illustrative present values per share were equal to or less than the $12.13 effective conversion price of the Gannett convertible notes; otherwise, the Gannett convertible notes were treated as having been converted into shares of Gannett common stock.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values, as of June 30, 2019, per share of Gannett common stock based on theoretical future prices calculated by Goldman Sachs for shares of Gannett common stock derived using an estimate of Gannett’s adjusted EBITDA for 2020, 2021, 2022 and 2023, as reflected in the Gannett standalone forecasts.

Goldman Sachs derived a range of theoretical future enterprise values for Gannett as of December 31 of each of 2019, 2020, 2021 and 2022 by applying a range of illustrative multiples of enterprise value to adjusted EBITDA for the next-twelve-month period (referred to in this section as “NTM Adj. EBITDA”) of 4.5x to 6.5x to the estimates of the adjusted EBITDA of Gannett for 2023, as reflected in the Gannett standalone forecasts. Goldman Sachs then derived a range of theoretical future values per share of Gannett common stock as of December 31 of each of 2019, 2020, 2021 and 2022 by subtracting the estimated net debt and post-tax unfunded pension liabilities of Gannett as of December 31 of each of 2019, 2020, 2021 and 2022, as reflected in the Gannett standalone forecasts, and dividing the result by the fully diluted shares of Gannett common stock estimated to be outstanding as of December 31 of each of 2019, 2020, 2021 and 2022, calculated using the treasury stock method based on equity information for Gannett as reflected in the Gannett standalone forecasts. For purposes of this analysis, the Gannett convertible notes were treated as debt where illustrative present values per share were equal to or less than the $12.13 effective conversion price of the Gannett convertible notes; otherwise, the Gannett convertible notes were treated as having been converted into shares of Gannett common stock. By applying a discount rate of 7.5%, reflecting an estimate of Gannett’s cost of equity, Goldman Sachs discounted to present value as of June 30, 2019 both the theoretical future values per share it derived for Gannett and the estimated dividends to be paid per share of Gannett common stock from July 1, 2019 through December 31, 2022 as reflected in the Gannett standalone forecasts, to yield illustrative present values per share of Gannett common stock ranging from $7.39 to $14.59.

The illustrative enterprise value to NTM Adj. EBITDA multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account historical multiples for Gannett and the implied multiples calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions listed below announced since November 2014 involving target companies in the publishing industry.

Based on information in public filings, press releases and financial media reports relating to the applicable transaction, for each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s adjusted EBITDA over the last four quarter period ended prior to the announcement of the applicable transaction (referred to in this section as “LTM Adj. EBITDA”).

The results of these calculations for each transaction are set forth below

Announcement Date	Target	Acquirer	Enterprise Value / LTM Adj. EBITDA
February 2018	Los Angeles Times and The San Diego Union-Tribune	Patrick Soon-Shiong (private investor)	6.8x
February 2018	Northern & Shell Media Group	Trinity Mirror plc	3.7x
October 2015	Journal Media Group, Inc.	Gannett Co., Inc.	5.5x
October 2015	Local World Holdings Ltd.	Trinity Mirror plc	5.2x
November 2014	Halifax Media Group, LLC	New Media Investment Group, Inc.	4.6x

While none of the selected transactions or companies that participated in the selected transactions are directly comparable to Gannett or the proposed transaction, the selected transactions are all of the transactions since August 5, 2014 that, in Goldman Sachs’ professional judgment, involved target companies with operations that, for the purposes of analysis, may be considered similar to certain of Gannett’s results, market size and service profile.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of enterprise value to LTM Adj. EBITDA multiples of 3.7x to 6.8x to Gannett’s adjusted EBITDA of $321 million for the four quarter period ended June 30, 2019, as provided and approved for Goldman Sachs’ use by Gannett management, to derive a range of implied enterprise values for Gannett. Goldman Sachs subtracted from the range of implied enterprise values Gannett’s net debt (excluding pension liabilities) of $268 million (including the principal value of the Gannett convertible notes) as of June 30, 2019, as provided and approved for Goldman Sachs’ use by Gannett management, and divided the result by the fully diluted shares of Gannett common stock outstanding as of July 31, 2019, calculated using the treasury stock method based on equity information for Gannett as of July 31, 2019, as provided and approved for Goldman Sachs’ use by Gannett management, to derive a reference range of implied values per share of Gannett common stock of $7.61 to $15.39.

For purposes of this analysis, the Gannett convertible notes were treated as debt where the implied values per share were equal to or less than the $12.13 effective conversion price of the Gannett convertible notes; otherwise, the Gannett convertible notes were treated as having been converted into shares of Gannett common stock.

Premia Paid Analysis

Goldman Sachs reviewed and analyzed, using publicly available data obtained from Thomson Financial Securities Data databases, the premia paid in acquisitions of publicly traded companies in the United States announced from January 1, 2010 through August 2, 2019 with a transaction enterprise value of $100 million or greater (excluding transactions with negative premia and those with a premia greater than 125%). For the entire period, Goldman Sachs calculated the median and average premia of the price paid relative to the target company’s share price one day, one week and four weeks prior to the original announcement of the transaction. The following shows a summary of the results of the review:

	All Industries – Mixed Consideration	TMT Only – Mixed Consideration	All Industries – All Stock Consideration	All Industries – All Cash Consideration
	Premium to 1-Day Prior to Announcement
Median	25%	27%	18%	27%
Average	30%	30%	23%	32%

	All Industries – Mixed Consideration	TMT Only – Mixed Consideration	All Industries – All Stock Consideration	All Industries – All Cash Consideration
	Premium to 1-Week Prior to Announcement
Median	27%	29%	19%	30%
Average	31%	33%	25%	34%
	Premium to 4-Weeks Prior to Announcement
Median	29%	32%	22%	32%
Average	34%	36%	28%	36%

Goldman Sachs also compared the average premia of the price paid relative to the target company’s share price four weeks prior to the original announcement of the transaction it calculated as described above with the target company’s share price four weeks prior to the original announcement of the transaction as a percentage of its previous 52-week high closing share price, noting that that the Gannett Undisturbed Closing Price of $7.90 represented 67% of the Gannett 52-Week High of $11.82. The following shows a summary of the results of the review:

Target Share Price 4-Weeks Prior to Announcement as a % of 52-Week High	Average Premium to 4-Weeks Prior to Announcement (All Industries – Mixed Consideration)
0 – 10%	29%
10 – 20%	43%
20 – 30%	48%
30 – 40%	44%
40 – 50%	44%
50 – 60%	39%
60 – 70%	42%
70 – 80%	38%
80 – 90%	33%
90 – 100%	26%
All Transactions	34%

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a range of illustrative premia of 25% - 45% to the Gannett Undisturbed Closing Price of $7.90. This analysis resulted in a range of implied values per share of Gannett common stock of $9.88 to $11.46.

Illustrative New Media Standalone Financial Analysis

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of New Media on a standalone basis to derive a range of illustrative present values per share of New Media common stock on a standalone basis, as of June 30, 2019.

Using mid-year convention and discount rates ranging from 7.0% to 8.0%, reflecting estimates of New Media’s weighted average cost of capital on a standalone basis, Goldman Sachs discounted to present value as of June 30, 2019 (1) estimates of the standalone, unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) to be generated by New Media on a standalone basis for the period from July 1, 2019 to December 31, 2023, as reflected in the Gannett-adjusted New Media standalone forecasts, and (2) a range of illustrative terminal values for New Media on a standalone basis as of December 31, 2023, calculated by applying terminal year multiples of enterprise value to terminal year adjusted EBITDA ranging from 4.5x to 6.5x to the estimated terminal year adjusted EBITDA of New Media, as reflected in the Gannett-adjusted New Media standalone forecasts (which analysis implied perpetuity growth rates for New Media on a standalone basis for the period after December 31, 2023 ranging from negative 7% to negative 2%). Goldman Sachs derived the discount rates referenced above by application of the CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal year multiples of enterprise value to terminal year adjusted EBITDA was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the historical multiples for New Media and the implied multiples calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”.

Goldman Sachs derived a range of illustrative enterprise values for New Media on a standalone basis by adding to the ranges of present values it derived as described above the present value, as of June 30, 2019, of the estimated cash tax savings of New Media on a standalone basis attributed to its NOLs, as reflected in the Gannett-adjusted New Media standalone forecasts, discounted by applying a discount rate of 7.5%, reflecting the midpoint estimate of New Media’s weighted average cost of capital on a standalone basis. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of approximately $422 million, post-tax unfunded pension liabilities of approximately $18 million and the book value of the minority interest in a subsidiary of New Media of approximately $1 million, in each case as of June 30, 2019, as provided by New Media management and approved for Goldman Sachs’ use by Gannett management, to derive a range of illustrative equity values for New Media on a standalone basis. Goldman Sachs then divided the range of illustrative equity values it derived for New Media on a standalone basis by the fully diluted shares of New Media common stock outstanding as of August 2, 2019, calculated using the treasury stock method based on equity information for New Media as of August 2, 2019, as provided by New Media management and approved for Goldman Sachs’ use by Gannett management, to derive a range of illustrative present values per share of New Media common stock on a standalone basis of $13.46 to $18.63.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values, as of June 30, 2019, per share of New Media common stock on a standalone basis based on theoretical future prices calculated by Goldman Sachs for the shares of New Media common stock derived using estimates of 2020, 2021, 2022 and 2023 adjusted EBITDA for New Media, as reflected in the Gannett-adjusted New Media standalone forecasts.

Goldman Sachs derived a range of theoretical future enterprise values for New Media on a standalone basis as of December 31 of each of 2019, 2020, 2021 and 2022 by applying a range of illustrative multiples of enterprise value to NTM Adj. EBITDA multiples of 4.5x to 6.5x to the estimates of the adjusted EBITDA of New Media for 2020, 2021, 2022 and 2023, as reflected in the Gannett-adjusted New Media standalone forecasts. Goldman Sachs then derived a range of theoretical future values per share of New Media common stock on a standalone basis as of December 31 of each of 2019, 2020, 2021 and 2022 by subtracting the estimated net debt, post-tax unfunded pension liabilities and the book value of the minority interest in a subsidiary of New Media on a standalone basis as of December 31 of each of 2019, 2020, 2021 and 2022, as reflected in the Gannett-adjusted New Media standalone forecasts, and dividing the result by the fully diluted shares of New Media common stock estimated to be outstanding as of December 31 of each of 2019, 2020, 2021 and 2022, calculated using the treasury stock method based on equity information for New Media as reflected in the Gannett-adjusted New Media standalone forecasts. By applying a discount rate of 7.5%, reflecting an estimate of New Media’s cost of equity on a standalone basis, Goldman Sachs discounted to present value as of June 30, 2019 both the theoretical future values per share it derived for New Media on a standalone basis and the estimated dividends to be paid per share of New Media common stock from July 1, 2019 through December 31, 2022 as reflected in Gannett-adjusted New Media standalone forecasts, to yield illustrative present values per share of New Media common stock on a standalone basis ranging from $10.03 to $17.92.

The illustrative enterprise value to NTM Adj. EBITDA multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account the implied multiples calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Illustrative Financial Analyses of the Merger Consideration

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of New Media on a pro forma basis giving effect to the proposed merger to derive a range of illustrative present values as of June 30, 2019 for 0.5427 of a share of New Media common stock to be paid for each share of Gannett common stock in the proposed merger, and added to this range the $6.25 per share in cash consideration, to derive a range of illustrative present values for the merger consideration to be paid for each share of Gannett common stock in the proposed merger.

Using mid-year convention and discount rates ranging from 7.0% to 8.0%, reflecting estimates of New Media’s weighted average cost of capital on a pro forma basis, Goldman Sachs discounted to present value as of June 30, 2019 (1) estimates of the unlevered free cash flows (calculated as earnings before interest and taxes, treating stock-based compensation as a cash expense, or “EBIT”, less taxes, plus depreciation and amortization and facility consolidation/impairment expenses, less capital expenditures and adjusted for changes in net working capital) to be generated by New Media on a pro forma basis, taking to account the estimated cost synergies expected to result from the proposed merger and the fees estimated to be paid to the Manager, for the period from July 1, 2019 to December 31, 2023, as reflected in the Gannett pro forma combined company forecasts, and (2) a range of illustrative terminal values for New Media on a pro forma basis as of December 31, 2023, calculated by applying terminal year multiples of enterprise value to terminal year adjusted EBITDA ranging from 4.5x to 6.5x to the estimated terminal year adjusted EBITDA of New Media on a pro forma basis, taking to account the estimated cost synergies expected to result from the proposed merger and the fees estimated to be paid to the Manager, as reflected in the Gannett pro forma combined company forecasts. Goldman Sachs derived the discount rates referenced above by application of the CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal year multiples of enterprise value to terminal year adjusted EBITDA was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the implied multiples calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”.

Goldman Sachs derived a range of illustrative enterprise values for New Media on a pro forma basis by adding to the ranges of present values it derived as described above the present value, as of June 30, 2019, of the estimated cash tax savings of New Media on a pro forma basis attributed to its NOLs, as reflected in the Gannett pro forma combined company forecasts, discounted by applying a discount rate of 7.5%, reflecting the midpoint estimate of the weighted average cost of capital of New Media on a pro forma basis. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for New Media on a pro forma basis estimates of the net debt of approximately $1,738 million, post-tax unfunded pension liabilities of approximately $116 million and the book value of the minority interest in a subsidiary of New Media of approximately $1 million on a pro forma basis, in each case as of transaction close (assumed, for purposes of the analysis only, to be June 30, 2019), as provided and approved for Goldman Sachs’ use by Gannett management, to derive a range of illustrative equity values for New Media on a pro forma basis. Goldman Sachs then divided the range of illustrative equity values it derived for New Media on a pro forma basis by the fully diluted shares of New Media common stock outstanding as of August 2, 2019, calculated using the treasury stock method based on equity information as of August 2, 2019 for New Media provided by New Media management and approved for Goldman Sachs’ use by Gannett management, plus the number of shares of New Media common stock to be issued in the merger (including shares underlying equity awards) in respect of the fully diluted shares of Gannett common stock outstanding as of July 31, 2019, calculated using the treasury stock method based on equity information as of July 31, 2019 for Gannett provided and approved for Goldman Sachs’ use by Gannett management, and plus the equity to be issued to the Manager in connection with the proposed merger, to derive a range of illustrative present values per share of New Media common stock on a pro forma basis. Goldman Sachs then multiplied this range by the exchange ratio of 0.5427 and added to the results the cash consideration of $6.25 per share to yield illustrative present values for the merger consideration be received for each share of Gannett common stock in the proposed merger, ranging from $17.06 to $22.70. Goldman Sachs compared this range of illustrative present values for the merger consideration with the range of illustrative present values per share of Gannett common stock on a standalone basis of $10.86 to $15.13 it derived by performing a discounted cash flow analysis for Gannett on a standalone basis as described above under “—Illustrative Gannett Financial Analysis—Illustrative Discounted Cash Flow Analysis”.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values, as of June 30, 2019, of the 0.5427 of a share of New Media common stock to be paid for each share of Gannett common stock in the proposed merger based on theoretical future prices calculated by Goldman Sachs for the shares of New Media common stock on a pro forma basis giving effect to the proposed merger, and added to that range the $6.25 per share in cash consideration, to derive a range of illustrative present values for the merger consideration to be paid for each share of Gannett common stock in the proposed merger.

Goldman Sachs derived a range of theoretical future enterprise values for New Media on a pro forma basis as of December 31, 2022 by applying illustrative multiples of enterprise value to NTM Adj. EBITDA of 4.5x to 6.5x to the estimates of the adjusted EBITDA of New Media on a pro forma basis, taking to account the estimated cost synergies expected to result from the proposed merger and the fees estimated to be paid to the Manager, for 2023, as reflected in the Gannett pro forma combined company forecasts. Goldman Sachs then derived a range of theoretical future values per share of New Media common stock on a pro forma basis as of December 31, 2022 by subtracting the estimated net debt of approximately $1,044 million, post-tax unfunded pension liabilities of approximately $10 million and the book value of the minority interest in a subsidiary of New Media of approximately $1 million, in each case as of June 30, 2019, as provided by New Media management and approved for Goldman Sachs’ use by Gannett management, and dividing the result by the fully diluted shares of New Media common stock estimated to be outstanding as of December 31, 2022, calculated using the treasury stock method based on equity information for New Media on a pro forma basis as reflected in the Gannett pro forma combined company forecasts. By applying a discount rate of 7.5%, reflecting an estimate of New Media’s cost of equity on a pro forma basis, Goldman Sachs discounted to present value as of June 30, 2019, both the theoretical future values per share it derived for New Media on a pro forma basis and the estimated dividends to be paid per share of New Media common stock on a pro forma basis from July 1, 2019 through December 31, 2022 as reflected in the Gannett pro forma combined company forecasts, to yield illustrative present values per share of New Media common stock and dividends on a pro forma basis. Goldman Sachs then multiplied this range by the exchange ratio of 0.5427 and added to the results the cash consideration of $6.25 per share to yield illustrative present values for the merger consideration to be paid for each share of Gannett common stock in the proposed merger, ranging from $15.85 to $20.88. Goldman Sachs compared this range of illustrative present values with the range of illustrative present values, as of June 30, 2019, of the future share price, as of December 31, 2022, of Gannett common stock on a standalone basis of $10.80 to $14.59 it derived by performing an Illustrative Present Value of Future Stock Price Analysis for Gannett on a standalone basis as described above under “—Illustrative Gannett Financial Analysis—Illustrative Present Value of Future Stock Price Analysis for Gannett”.

The illustrative enterprise value to NTM Adj. EBITDA multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, by taking into account historical multiples for New Media and Gannett and the multiples for New Media and Gannett calculated by Goldman Sachs as set forth above under “—Selected Publicly Traded Companies Analysis”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Gannett or the merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Gannett Board as to the fairness from a financial point of view to the holders (other than New Media and Fortress and their respective affiliates) of shares of Gannett common stock, as of the date of its written opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Gannett, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Gannett and New Media and was approved by the Gannett Board. Goldman Sachs provided advice to Gannett and the Gannett Board during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Gannett or the Gannett Board or that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Gannett Board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Gannett Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Gannett, New Media, any of their respective affiliates and third parties, including Fortress, an affiliate of which is the manager of New Media, and SoftBank, an affiliate of Fortress, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the merger contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Gannett in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger all of which are contingent upon consummation of the merger, and Gannett has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Gannett and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including acting as financial advisor to Gannett with respect to anti-raid and defense matters since February 2019. During the two-year period ended August 5, 2019, Goldman Sachs has recognized compensation for financial advisor and/or underwriting services provided by its Investment Banking Division to Gannett and/or its affiliates of approximately $5.5 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Fortress and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to the public offering by OneMain Holdings Inc., a portfolio company of Fortress, of its 5.625% Senior Unsecured Notes due 2023 (aggregate principle amount $875,000,000) in December 2017, and as financial advisor to Cetera Group Inc., a former portfolio company of Fortress, in connection with its sale in October 2018. During the two-year period ended August 5, 2019, Goldman Sachs has recognized compensation for financial advisor and/or underwriting services provided by its Investment Banking Division to Fortress and/or its affiliates of approximately $22.8 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to SoftBank and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted (1) as joint bookrunner in respect of an offering for SoftBank Corporation, an affiliate of SoftBank, of its 5.125% Guaranteed Bonds due 2027, 4.750% Guaranteed Bonds due 2024, 4.000% Guaranteed Bonds due 2029 and 3.125% Guaranteed Bonds due 2025 (aggregate principal amount $6,000,000,000) in September 2017, (2) as joint bookrunner in respect of an offering for Alibaba Group Holding Ltd. (“Alibaba”), an affiliate of SoftBank, of its 4.400% Notes due 2057, 4.200% Notes due 2047, 4.000% Notes due 2037, 3.400% Notes due 2027 and 2.800% Notes due 2023 (aggregate principal amount $7,000,000,000) in November 2017, (3) as financial advisor to SoftBank Vision Fund, an affiliate of SoftBank, in connection with its minority investment in GM Cruise LLC in May 2018, (4) as joint lead arranger in respect of a term loan (aggregate principal amount $2,775,000,000) to WME IMG Holdings LLC, a portfolio company of SoftBank, in June 2018, (5) as financial advisor to Flipkart Online Services PLC, a portfolio company of SoftBank, in connection with the sale of a minority interest in August 2018, (6) as joint lead arranger in respect of a term loan (aggregate principal amount $2,000,000,000) to Sprint Corporation, a portfolio company of SoftBank, in November 2018, (7) as joint bookrunner in connection with the initial public offering of SoftBank Corporation in December 2018, and (8) as joint bookrunner in connection with the initial public offering of CStone Pharmaceuticals Limited, a portfolio company of Alibaba, in February 2019. During the two-year period ended August 5, 2019, Goldman Sachs has recognized compensation for financial advisor and/or underwriting services provided by its Investment Banking Division to Softbank and/or its affiliates of approximately $[ ] million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Gannett, New Media, Fortress, SoftBank and their respective affiliates and, as applicable, portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Fortress and/or SoftBank and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Fortress and/or SoftBank from time to time and may do so in the future.

The Gannett Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in strategic transactions. In connection with the merger, Gannett has agreed to pay Goldman Sachs a transaction fee, the calculation of which will be based in part on the value of New Media common stock to be issued in the merger. The amount of such transaction fee is estimated to be approximately $17.5 million (based on the closing share price of New Media common stock on August 26, 2019), all of which is contingent upon consummation of the merger. In addition, Gannett agreed to reimburse Goldman Sachs for certain of its expenses and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of New Media Directors and Executive Officers in the Merger

In considering the recommendation of the New Media Board to vote “FOR” the Transactions Proposal and “FOR” the New Media Adjournment Proposal, stockholders should be aware that certain members of the New Media Board and certain executive officers of New Media may have interests in the transactions contemplated by the merger agreement that may be in addition to, or different from, their interests as New Media stockholders. These interests may create the appearance of conflicts of interest. The New Media Board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Each of the current members of the New Media Board will continue as a director of New Media following the closing of the merger. Additionally, New Media expects that all of New Media’s current executive officers will remain executive officers following the closing of the merger. Also in connection with the execution of the merger agreement, New Media and the Manager entered into the Amended Management Agreement, which will provide for certain issuances of New Media common stock and grants of New Media common stock options payable to the Manager upon the effective time and opportunities for the Manager to continue to receive incentive payments and management fees through December 31, 2021. Certain executive officers of New Media are affiliated with the Manager and may have interests in the Amended Management Agreement associated with benefits running to Fortress in connection therewith, which may in turn affect compensation arrangements between Fortress and such executive officers. The New Media Board, anticipating that certain terms of the Existing Management Agreement may be amended in connection with the merger, among other reasons, formed the Transaction Committee, to direct and oversee the negotiation of any transaction terms.

In addition, New Media and Gannett have agreed that New Media may implement a cash- and equity-based retention program for the benefit of New Media employees in an aggregate amount not to exceed $5 million. As of the date of this joint proxy statement/prospectus, none of the New Media executive officers have been granted a retention award pursuant to such retention program.

The transactions contemplated by the merger agreement will not result in a “change in control” for purposes of any New Media equity-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered under such awards or agreements by the transactions contemplated by the merger agreement.

Interests of Gannett Directors and Executive Officers in the Merger

In considering the recommendation of the Gannett Board to vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Gannett Adjournment Proposal, stockholders should be aware that certain of Gannett’s non-employee directors and executive officers have economic interests in the merger that are different from, or in addition to, those of Gannett’s stockholders generally. These interests include, among others: (1) the continued employment of Gannett executive officers with the combined company, (2) the continued service of certain non-employee members of the Gannett Board as directors of New Media, (3) the treatment of equity awards and cash-based performance units, including the potential accelerated vesting of such awards in the event of a qualifying termination of employment following the merger, (4) the potential enhanced severance benefits for executive officers in the event of a qualifying termination of employment following the merger and (5) continuing indemnification rights of non-employee members of the Gannett Board and Gannett executive officers following the merger.

The Gannett Board was aware of and considered those interests, among other matters, in determining that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Gannett and its stockholders, approving the merger agreement and the transactions contemplated by the merger agreement and resolving to recommend that the holders of Gannett common stock adopt the merger agreement.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Gannett common stock is $9.94, which is the average closing price per share of Gannett common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on August 5, 2019;
•	The effective time is August 19, 2019, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section;
•	The employment of each executive officer of Gannett will have been terminated by Gannett without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of August 19, 2019;
•	To the extent determined based on the actual level of performance as of the effective time, the performance metrics applicable to each Gannett Performance Share Unit and Gannett Cash Performance Unit will have been achieved at the target level of performance; and
•	The potential payments and benefits described in this section are not at a level subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code.

As the amounts provided below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Gannett Equity Awards Held by Directors and Executive Officers

Treatment of Gannett Stock Options

Each outstanding Gannett Stock Option will, as of the effective time be cancelled and converted into the right to receive, with respect to each share of Gannett common stock underlying such Gannett Stock Option, a cash payment equal to the excess of (1) the sum of (a) the cash consideration and (b) an amount equal to the product of the exchange ratio and the parent closing price over (2) the exercise price per share of Gannett common stock subject to such Gannett Stock Option immediately prior to the effective time.

Treatment of Gannett Director RSUs

Each outstanding Gannett Director RSU will be fully accelerated and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock subject to such Gannett Director RSU and each dividend equivalent unit in respect of such Gannett Director RSU.

Treatment of Gannett Employee RSUs

Each outstanding Gannett Employee RSU will, as of the effective time, be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Employee RSU immediately prior to the effective time. The number of shares of New Media common stock subject to each converted Gannett Employee RSU will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Employee RSU by the equity award exchange ratio, rounded to the nearest whole number.

Treatment of Gannett Performance Share Units

Each outstanding Gannett Performance Share Unit will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Performance Share Unit immediately prior to the effective time (except that such restricted stock unit award will be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals). In the case of any Gannett Performance Share Unit granted within one year of the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the target level of performance by (2) the equity award exchange ratio, and rounding to the nearest whole number. In the case of any Gannett Performance Share Unit granted more than one year prior to the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the actual level of performance as of the closing date, as determined in good faith by the Executive Compensation Committee of the Gannett Board, by (2) the equity award exchange ratio, and rounding the resulting number to the nearest whole number.

Treatment of Gannett RSAs

Immediately prior to the effective time, the transferability restrictions applicable to each outstanding Gannett RSA will lapse and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock granted pursuant to such Gannett RSA.

Accelerated Vesting of Equity Awards Held By Directors and Executive Officers Upon Certain Terminations of Employment or Service

At the effective time, each outstanding Gannett Director RSU will convert into merger consideration in the manner described above. Each Gannett RSA held by a non-employee member of the Gannett Board is fully vested but subject to transferability restrictions and, at the effective time, the transferability restrictions applicable to each such Gannett RSA will lapse in the manner described above. No non-employee member of the Gannett Board holds unvested Gannett Stock Options, Gannett Employee RSUs, or Gannett Performance Share Units.

At the effective time, each unvested Gannett Employee RSU and Gannett Performance Share Unit held by executive officers of Gannett will convert into equity awards with respect to shares of New Media common stock in the manner described above and will remain subject to the same service-based vesting conditions as were applicable immediately prior to the effective time. Pursuant to the terms of these awards, if an executive officer experiences a termination of employment by Gannett without “cause” or by the executive officer for “good reason”, in each case, within twenty-four (24) months following the effective time, then each outstanding Gannett Employee RSU and Gannett Performance Share Unit will become fully vested upon such termination of employment. Irrespective of the consummation of the merger, the Gannett Employee RSUs and Gannett Performance Share Units will vest as to a prorated number of shares on an executive officer’s retirement (which is defined as having attained age sixty-five (65) or age fifty-five (55) with five (5) or more years of service with Gannett), with the Gannett Performance Shares’ value calculated based on the actual level of performance at the end of the performance period. Ms. Wall is the only Gannett executive officer who is eligible for retirement as of the date of this joint proxy statement/prospectus. See the section below titled “—Bascobert Letter Agreement” for a description of the termination of employment provisions applicable to Mr. Bascobert’s Gannett Employee RSUs and Gannett Performance Share Units other than within two (2) years following the effective time. None of Gannett’s executive officers hold unvested Gannett Stock Options, Gannett Director RSUs or Gannett RSAs.

Based on the assumptions described above under “—Certain Assumptions”, the following table summarizes, as of August 19, 2019, the outstanding unvested Gannett Director RSUs, Gannett Employee RSUs and Gannett Performance Share Units held by each non-employee member of the Gannett Board and each executive officer of Gannett, excluding any such equity awards which an executive officer would be entitled to receive in connection with being eligible for retirement and without regard to any grants that may be made after August 19, 2019. Depending on when the merger is completed, certain outstanding equity awards shown in the table below may become vested in accordance with their terms without regard to the merger.

	Gannett Director RSUs		Gannett Employee RSUs		Gannett Performance Share Units
	Shares (#)	Value ($)	Shares (#)	Value ($)	Shares (#)	Value ($)	Total Value ($)
Directors(1)
Mr. Louis	10,714	106,497	—	—	—	—	106,497
Mr. Cody	10,714	106,497	—	—	—	—	106,497
Mr. Coll	10,714	106,497	—	—	—	—	106,497
Mr. Felsinger	10,714	106,497	—	—	—	—	106,497
Ms. Ibrahim	10,714	106,497	—	—	—	—	106,497
Mr. Kramer	10,714	106,497	—	—	—	—	106,497
Ms. Sandler	10,714	106,497	—	—	—	—	106,497
Ms. Sladden	10,714	106,497	—	—	—	—	106,497
Named Executive Officers(2)
Mr. Bascobert(3)	—	—	—	—	—	—	—
Ms. Engel	—	—	113,267	1,125,874	155,233	1,543,016	2,668,890
Ms. Wadsworth	—	—	62,528	621,528	65,850	654,549	1,276,077
Ms. Wall	—	—	52,384	520,697	35,962	357,462	878,159
Executive Officers other than Named Executive Officers(4)	—	—	321,549	3,196,197	305,381	3,035,487	6,231,684
(1)	Tony Prophet and Matthew Barzun resigned their positons as non-employee members of the Gannett Board effective as of May 7, 2019 and August 21, 2018, respectively. Neither Mr. Prophet nor Mr. Barzun currently holds any Gannett equity-based awards. Amounts reported in the column titled Gannett Director RSUs for Messrs. Cody, Coll, Felsinger and Kramer and Ms. Sladden represent shares of Gannett phantom stock received in connection with the deferral of the full value of their respective annual RSU awards into the Gannett stock fund of the company’s Deferred Compensation Plan.
(2)	Robert J. Dickey, the former President and Chief Executive Officer of Gannett, retired effective as of May 7, 2019. Sharon T. Rowlands, the former President of USA TODAY NETWORK Marketing Solutions and Chief Executive Officer of ReachLocal, Inc., resigned from Gannett effective as of January 15, 2019. John M. Zidich, the former President of US Domestic Publishing of Gannett, terminated employment effective as of April 3, 2018. None of Messrs. Dickey and Zidich or Ms. Rowlands currently holds any Gannett equity awards whose vesting will be accelerated by reason of the merger.
(3)	As of the date of this joint proxy statement/prospectus, Mr. Bascobert does not hold any Gannett equity-based awards. However, Mr. Bascobert’s offer letter with Gannett provides that, no later than 60 days following his employment commencement date, Mr. Bascobert will be granted an initial equity award covering a target number of shares of Gannett common stock equal to $3,900,000 divided by the average per-share closing price of Gannett common stock for the 20 trading days prior to the date of grant (the “Initial Equity Award”). 40% of the Initial Equity Award will be granted as Gannett Employee RSUs and 60% of the Initial Equity Award will be granted as Gannett Performance Share Units.
(4)	For purposes of this table and each other table under the heading “Interests of Gannett Directors and Executive Officers in the Merger”, amounts attributed to Executive Officers other than Named Executive Officers are in respect of the six (6) executive officers of Gannett who are not Named Executive Officers: Kristopher Barton, Kevin Gentzel, David Harmon, Alex Meza, Henry Faure Walker, and Andrew Yost. Lori C. Locke, the former Vice President and Controller of Gannett, resigned effective as of April 26, 2019. Ms. Locke does not hold any Gannett equity awards whose vesting will be accelerated by reason of the merger.

Cash-Based Performance Units

Gannett has granted cash-settled performance units, each of which is equivalent to $1 in cash (the “Gannett Cash Performance Units”), to each of its executive officers other than Mr. Bascobert. At the effective time, New Media will assume and honor each outstanding Gannett Cash Performance Unit in accordance with its terms. The number of Gannett Cash Performance Units outstanding as of immediately following the effective time will be determined in good faith by the Executive Compensation Committee of the Board of Gannett immediately prior to the effective time, in accordance with the terms of such Gannett Cash Performance Units. The terms applicable to each outstanding tranche of each applicable grant of Gannett Cash Performance Units provide that if the closing occurs within the first six (6) months of the applicable fiscal year, then the Gannett Cash Performance Units subject to such tranche will convert into time-based units at the target level of performance, if closing occurs following the first six (6) months of the applicable fiscal year, then the Gannett Cash Performance Units subject to such tranche will convert into time-based units at the greater of the target and actual level of performance (with the applicable performance goals prorated to reflect the portion of the year elapsed prior to the closing) and, if closing occurs following the end of the applicable fiscal year, the Gannett Cash Performance Units subject to such tranche will convert into time-based units at the actual level of performance for such year.

From and after the effective time, the Gannett Cash Performance Units will be subject to the same terms and conditions as were applicable to such awards immediately prior to the effective time. Pursuant to the terms of these awards, each Gannett Cash Performance Unit will vest on the earlier to occur of the normal vesting date(s) or the executive officer’s termination of employment by Gannett without “cause” or by the executive officer for “good reason”, in each case, within twenty-four (24) months following the effective time. Irrespective of the consummation of the merger, on an executive officer’s retirement (as described above) the Gannett Cash Performance Units will vest as to a prorated number of shares based on the actual level of performance at the end of the applicable performance period.

Based on the assumptions described above under “—Certain Assumptions”, the following table summarizes, as of August 19, 2019, the outstanding unvested Gannett Cash Performance Units held by each executive officer of Gannett, , excluding any such awards which an executive officer would be entitled to receive in connection with being eligible for retirement. Depending on when the merger is completed, certain outstanding awards shown in the table below may become vested in accordance with their terms without regard to the merger.

	Gannett Cash Performance Units
	Units (#)	Value ($)
Named Executive Officers
Mr. Bascobert	—	—
Ms. Engel	627,375	627,375
Ms. Wadsworth	383,109	383,109
Ms. Wall	252,599	252,599
Executive Officers other than Named Executive Officers	1,510,040	1,510,040

Severance Plan

Each executive officer of Gannett is a participant in the Gannett 2015 Change in Control Severance Plan (the “Change in Control Severance Plan”). The Change in Control Severance Plan provides the following severance payments and benefits to each executive officer if the executive officer’s employment is terminated by Gannett without “cause” or by the executive officer for “good reason” within two (2) years following the effective time:

•	a lump-sum cash payment in an amount equal to 200% (300% in the case of Ms. Wall) times the sum of the executive officer’s (x) annual base salary at the highest rate of salary during the twelve (12)-month period immediately prior to the date of termination or, if greater, during the twelve (12)-month period immediately prior to the effective time, and (y) the average annual bonus the executive officer earned with respect to the three fiscal years immediately prior to the fiscal year in which the effective time occurs or, if greater, the average annual bonus the executive officer earned with respect to three fiscal years immediately prior to the fiscal year in which the date of termination occurs;
•	a prorated annual bonus in an amount equal to the average annual bonus earned by the executive officer in the three (3) fiscal years immediately prior to the fiscal year in which the date of termination occurs;
•	an amount equal to the monthly cost under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), of the executive officer’s medical and dental coverage in effect as of the date of termination multiplied by the lesser of (x) eighteen (18) and (y) twenty-four (24) minus the number of full months between the date of the effective time and the date of termination; and

•	for Ms. Wall, a lump sum cash payment in an amount equal to the difference between (x) the amount that would have been paid to her under the Gannett Supplemental Retirement Plan and the Gannett Retirement Plan had she remained employed by Gannett through the third year anniversary of the date of the effective time and received the same level of base salary and bonus which she received with respect to the fiscal year immediately preceding the date of the effective time or the termination date, whichever is higher, and (y) the amount payable under the Gannett Supplemental Retirement Plan and the Gannett Retirement Plan as of the later of the date of the effective time or the termination date, whichever is higher.

In addition, the Gannett executive officers would be eligible to receive the severance benefits described above to the extent that the effective time occurs and prior to the effective time, the executive officer’s employment is terminated at the request of New Media or otherwise in connection with, in relation to, or in anticipation of the effective time. Certain special provisions apply to Mr. Bascobert as described below under “—Bascobert Letter Agreement”.

The provision of payments and benefits described above is conditioned upon the executive officer’s execution of a release of claims and compliance with certain restrictive covenants.

The Change in Control Severance Plan provides that if an executive officer receives any amount, whether under the Change in Control Severance Plan or otherwise, that is subject to the “golden parachute” excise tax imposed pursuant to Section 4999 of the Code, the amount of the payments to be made to the executive officer will be reduced to the extent necessary to avoid imposition of the excise tax, but only if the net amount of the reduced payments exceeds the net amount that the executive officer would receive following imposition of the excise tax and all income and related taxes. While Gannett will be permitted to take certain actions to reduce the amount of any potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code), the Executive Compensation Committee of the Gannett Board has not yet approved any specific actions to mitigate the potential impact of Section 280G of the Code on Gannett and any disqualified individuals.

Based on the assumptions described above under “—Certain Assumptions”, the following table shows the estimated amounts that each executive officer would receive under the Change in Control Severance Plan upon a qualifying termination of employment within two (2) years following the effective time of the merger.

	Cash Severance ($)	Prorated Annual Bonus ($)	COBRA Benefit ($)	SERP Credit Amount ($)(1)	Total ($)
Named Executive Officers
Mr. Bascobert	2,900,000	458,836	29,891	—	3,388,727
Ms. Engel	2,079,433	278,286	9,894	—	2,367,613
Ms. Wadsworth	1,678,381	192,515	29,684	—	1,900,580
Ms. Wall	2,652,360	218,355	19,721	2,157,042	5,047,478
Executive Officers other than Named Executive Officers(2)	8,440,865	997,016	169,685	—	9,607,566
(1)	Determined as of July 1, 2019.
(2)	In calculating the amount reported in the “Cash Severance” column for Executive Officers other than Named Executive Officers, amounts denominated in British Pounds converted to U.S. Dollars using of the exchange ratio of 1.214 in effect on August 19, 2019.

Bascobert Letter Agreement

Gannett entered into an offer letter agreement with Mr. Bascobert on August 4, 2019 (the “Bascobert Agreement”), appointing him as Gannett’s President and Chief Executive Officer and a member of the Gannett Board. The Bascobert Agreement amends the definition of “good reason” applicable to Mr. Bascobert under the Change in Control Severance Plan and the Company’s 2015 Omnibus Incentive Plan and awards granted to him thereunder (collectively, the “Change in Control Arrangements”), and provides that, for all purposes under the Change in Control Arrangements, the definitions of “good reason” under the Change in Control Arrangements will continue to apply to Mr. Bascobert except that (1) Mr. Bascobert will have the right to resign for “good reason” to the extent that, unless fully corrected prior to the date of a termination of employment in accordance with the terms of the Change in Control Arrangements, following a qualifying transaction and without his written consent, (a) he does not report to either the chief executive officer of New Media or the New Media Board or

(b) his title does not remain Chief Executive Officer of Gannett (or Arctic Acquisition Corp) and (2) Mr. Bascobert will not have the right to resign for “good reason” to the extent that his duties, authorities or responsibilities are diminished (a) solely as a result of no longer serving as the chief executive officer of a public company or (b) by reason of diminishment of his non-operational duties, authorities or responsibilities as in effect prior to the effective time. In addition, for purposes of the definition of “good reason” under the Change in Control Arrangements, Mr. Bascobert’s principal place of employment and residence will be deemed to be Gannett’s offices in New York, New York.

Pursuant to the Bascobert Agreement, Mr. Bascobert is entitled to receive a grant of Gannett RSUs and Gannett Performance Share Units in connection with his appointment (the “Initial Equity Award”), which will vest on a qualifying termination of employment within two (2) years following the effective time, and will additionally vest on a prorated basis in the event of Mr. Bascobert’s death, disability, or termination of employment by Gannett without “cause”, in each case, other than within two (2) years following the effective time, with the Gannett Performance Share Units vesting at the target level of performance. In addition, if the effective time occurs prior to the grant of the long-term equity award granted in Gannett’s 2020 fiscal year (the “2020 Annual Equity Award”) and Mr. Bascobert experiences a qualifying termination following the effective time, then the 2020 Annual Equity Award will vest on a prorated basis, with performance-based awards vesting at the target level of performance. If, in connection with any similar termination event, any other executive of Gannett is entitled to vest in a percentage of a 2020 Annual Equity Award greater than on such a prorated basis, Mr. Bascobert will receive such more favorable vesting treatment. To the extent that the effective time occurs following the date of grant of the 2020 Annual Equity Award and Mr. Bascobert experiences a qualifying termination in 2022, then the 2020 Annual Equity Award will vest in full, with performance-based awards vesting at the target level of performance. The Bascobert Agreement additionally provides that Mr. Bascobert will be eligible to receive the severance benefits under the Change in Control Severance Plan on a qualifying termination following the effective time until the later of (a) two years following the effective time and (b) the second anniversary of the date of grant of the 2020 Annual Equity Award.

2019 Annual Incentive Plan

Each executive officer of Gannett other than Mr. Bascobert participates in the Gannett 2019 Executive Annual Incentive Plan (the “2019 Plan”). The 2019 Plan provides that if the effective time occurs during the 2019 fiscal year then executive officers of Gannett would be eligible to receive an annual bonus equal to the greater of (1) the bonus that would be paid to such executive officer based on the actual level of performance at the end of the performance period and (2) the target bonus applicable to such executive officer, in either case, subject to the executive officer’s continued employment through the end of the performance period. No amount will be payable under the 2019 Plan to an executive officer who is eligible to receive a benefit under the Change in Control Severance Plan.

Agreements with New Media

As of the date of this joint proxy statement/prospectus, none of the Gannett executive officers has entered into any agreement with New Media or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, New Media or one or more of its affiliates. Prior to or following the closing, however, some or all of the Gannett executive officers may discuss or enter into agreements with New Media or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, New Media or one or more of its affiliates.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, each non-employee member of the Gannett Board and each executive officer of Gannett will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance” beginning on page [    ].

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K under the Securities Act, the table below sets forth the compensation that is based on, or otherwise relates to, the merger that will or may become payable to each named executive officer of Gannett in connection with the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the heading “Interests of Gannett Directors and Executive Officers in the Merger” above, which is incorporated herein.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur prior to completion of the merger, including any equity award grants that may be made after August 19, 2019. The following table does not include any amounts that are payable to the named executive officer irrespective of the closing of the merger (for instance, amounts that would be payable by reason of a retirement without regard to the merger). For purposes of calculating such amounts, the following assumptions were used:

•	The relevant price per share of Gannett common stock is $9.94, which is the average closing price per share of Gannett common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on August 5, 2019;

•	The effective time is August 19, 2019, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section;
•	The employment of each executive officer of Gannett will have been terminated by Gannett without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of August 19, 2019;

•	To the extent determined based on the actual level of performance as of the effective time, the performance metrics applicable to each Gannett Performance Share Unit and Gannett Cash Performance Unit will have been achieved at the target level of performance; and
•	The potential payments and benefits described in this section are not at a level subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code.

Although Robert Dickey, Gannett’s former President and Chief Executive Officer, Sharon Rowlands, Gannett’s former President of USA TODAY NETWORK Marketing Solutions and Chief Executive Officer of ReachLocal, and John Zidich, Gannett’s former President of U.S. Domestic Publishing, are considered named executive officers for purposes of this disclosure, each has terminated employment with Gannett and has no interest in the merger (except insofar as each may be a holder of Gannett common stock) or any rights to compensation that are based on or otherwise related to the merger, and they are therefore excluded from the following disclosure.

Named Executive Officer	Cash ($)(1)	Long-Term Incentive ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Paul J. Bascobert	3,358,836	—	29,891	3,388,727
Alison K. Engel	2,357,719	3,296,265	9,894	5,663,878
Maribel Perez Wadsworth	1,870,896	1,659,186	29,684	3,559,766
Barbara W. Wall	5,027,757	1,130,758	19,721	6,178,236
(1)	Cash. Represents the severance payable to each named executive officer upon a qualifying termination of employment pursuant to the Change in Control Severance Plan. The cash severance payable to each named executive officer is a “double-trigger” payment, which means the amounts will become payable only upon a qualifying termination of employment within two (2) years following the effective time of the merger. For further details regarding the cash severance that may become payable to Gannett’s named executive officers, see “Interests of Gannett’s Directors and Executive Officers in the Merger—Severance Plan”. The estimated amount of each such payment is shown in the following table:
Named Executive Officer	Cash Severance ($)	Prorated Annual Bonus ($)	SERP Credit Amount* ($)	Total ($)
Paul J. Bascobert	2,900,000	458,836	—	3,358,836
Alison K. Engel	2,079,433	278,286	—	2,357,719
Maribel Perez Wadsworth	1,678,381	192,515	—	1,870,896
Barbara W. Wall	2,652,360	218,355	2,157,042	5,027,757
*	Determined as of July 1, 2019.

(2)	Long-Term Incentive. Represents the value of the Gannett Employee RSUs, Gannett Performance Share Units and Gannett Cash Performance Units held by each named executive officer, and excludes the value of equity awards that would vest upon a retirement-eligible termination of employment independent of the merger. The amounts payable in respect of the Gannett Employee RSUs, Gannett Performance Share Units and Gannett Cash Performance Units are “double-trigger” payments, which means the amounts will become payable only upon a qualifying termination of employment within two (2) years following the effective time of the merger. For further details regarding the treatment of Gannett equity awards in connection with the merger, see “Interests of Gannett Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards Held by Directors and Executive Officers” and “—Cash-Based Performance Units”. The estimated amount of each such payment is shown in the following table:
	Gannett Employee RSUs		Gannett Performance Share Units		Gannett Cash Performance Units
Named Executive Officer	Shares (#)	Value ($)	Shares (#)	Value ($)	Units (#)	Value ($)	Total ($)
Paul J. Bascobert	—	—	—	—	—	—	—
Alison K. Engel	113,267	1,125,874	155,233	1,543,016	627,375	627,375	3,296,265
Maribel Perez Wadsworth	62,528	621,528	65,850	654,549	383,109	383,109	1,659,186
Barbara W. Wall	52,384	520,697	35,962	357,462	252,599	252,599	1,130,758

As of the date of this joint proxy statement/prospectus, Mr. Bascobert does not hold any Gannett equity-based awards. However, Mr. Bascobert’s offer letter with Gannett provides that, no later than 60 days following his employment commencement date, Mr. Bascobert will be granted an initial equity award covering a target number of shares of Gannett common stock equal to $3,900,000 divided by the average per-share closing price of Gannett common stock for the 20 trading days prior to the date of grant (the “Initial Equity Award”). 40% of the Initial Equity Award will be granted as Gannett Employee RSUs and 60% of the Initial Equity Award will be granted as Gannett Performance Share Units, and the Initial Equity Award will be subject to accelerated vesting on a qualifying termination of employment following the effective time as described under the heading “Interests of Gannett’s Directors and Executive Officers in the Merger—Bascobert Letter Agreement”.

(3)	Perquisites/Benefits. Represents the monthly COBRA cost of medical and dental coverage payable to each named executive officer upon a qualifying termination of employment pursuant to the Change in Control Severance Plan. The payment of such cost is a “double-trigger” benefit, which means that it will be provided only upon a qualifying termination of employment within two (2) years following the effective time of the merger. For further details regarding the perquisites and benefits that may be provided to Gannett’s named executive officers, see “Interests of Gannett’s Directors and Executive Officers in the Merger—Severance Plan”.

Governance of the Combined Company

Board of Directors

At the effective time, the board of directors of the combined company will consist of nine directors, including:

•	five Independent New Media Directors;
•	three Independent Gannett Directors; and
•	the CEO of New Media as of the effective time.

Transformation Committee

Effective prior to or as of the effective time, the New Media Board will create the Transformation Committee. The New Media Board will adopt the Charter of the Transformation Committee attached to Exhibit C (Governance Matters) of the merger agreement to govern such committee. In accordance with such Charter, substantive modifications to the Transformation Committee Charter may only be made after the effective time upon approval of two-thirds of the independent directors of the combined company.

As of the effective time, the Transformation Committee will consist of four directors, two of whom will be Independent New Media Directors and two of whom will be Independent Gannett Directors. Such composition will continue for so long as there are two Independent Gannett Directors serving on the board of directors of the combined company.

Compensation Committee

As of the effective time, the Compensation Committee of the board of directors of the combined company will consist of three directors, one of whom will be an Independent Gannett Director. Such composition will continue for so long as there is at least one Independent Gannett Director serving on the board of directors of the combined company.

Chief Executive Officer

For any term that would include the period from or after January 1, 2023, the annual reappointment of Mr. Michael E. Reed as CEO of New Media will require a vote of two-thirds of the independent directors of the combined company (the “CEO Vote Requirement”).

Chief Executive Officer of the Operating Subsidiaries

At the effective time, Paul J. Bascobert (the CEO of Gannett as of the date of the merger agreement) will be the CEO of all of New Media’s operating subsidiaries, provided that he is serving as the CEO of Gannett immediately prior to the effective time. If Mr. Bascobert is not the CEO of Gannett as of immediately prior to the effective time, or Mr. Bascobert elects not to continue as the CEO of the operating subsidiaries of New Media following the effective time, the New Media Board will evaluate the necessity of such role and, as needed, undertake to identify candidates therefor.

From and after the effective time, the appointment, reappointment or termination of the individual serving as the CEO of the operating subsidiaries of New Media, or as the principal executive responsible for overseeing and implementing New Media’s and its operating subsidiaries’ digital transformation, will require a vote of two-thirds of the independent directors of the combined company (the “Operating Company CEO Vote Requirement”).

Headquarters

From and after the effective time, Gannett’s headquarters in McLean, Virginia will serve as the headquarters of the combined company.

Name of Combined Company; Ticker Symbol

Exhibit C (Governance Matters) to the merger agreement requires that as of or within a reasonable time following the effective time, New Media’s operating subsidiaries shall operate under the “Gannett” brand (it being understood that publication titles will not necessarily require re-branding). Although not required by the terms of the merger agreement, New Media and Gannett have agreed that following the closing of the merger, the combined company will operate under the name “Gannett Co., Inc.” and the ticker symbol of the combined company will be “GCI”.

Modifications

After the effective time, any modifications to the governance matters implemented pursuant to Exhibit C (Governance Matters) to the merger agreement, including amendments to the applicable charters or Corporate Governance Guidelines discussed under the heading “Corporate Governance Guidelines” below, will require approval of two-thirds of the independent directors of the combined company (the “Governance Modifications Requirement”).

Corporate Governance Guidelines

Prior to or as of the effective time, the New Media Board will adopt amendments to New Media’s Corporate Governance Guidelines to (1) increase the retirement age of directors to 75 years, (2) add the Transformation Committee as a fourth standing committee of the New Media Board, (3) codify the CEO Vote Requirement, the Operating Company CEO Vote Requirement and the Governance Modifications Requirement, and (4) add certain other provisions relating to defending the integrity of the First Amendment, good citizenship and New Media’s digital transformation.

Governmental and Regulatory Approvals

The merger is subject to the requirements of the HSR Act, under which New Media and Gannett may not complete the merger until notification and report forms are furnished to the DOJ and the FTC and the HSR Act waiting period is terminated or expires. The merger is also subject to the requirements of the European Union Merger Regulation, under which New Media and Gannett may not complete the merger until a competition filing is made with the European Commission and the merger receives approval by the European Commission.

Each of New Media and Gannett filed its respective HSR Act notification and report with respect to the merger on August 26, 2019. The DOJ is reviewing the merger.

At any time before or after the merger is completed, the DOJ or the FTC could take action under U.S. federal antitrust laws in opposition to the merger, including seeking to enjoin completion of the merger, condition approval of the merger upon the divestiture of assets of New Media, Gannett or their respective subsidiaries or impose restrictions on the combined company’s post-merger operations. In addition, U.S. state attorneys general could take such action under state antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the U.S. federal or state antitrust laws under some circumstances.

Financing of the Transaction and Treatment of Existing Debt

New Media’s obligation to close the merger is not conditioned on its ability to obtain financing. New Media, Intermediate Holdco and Merger Sub have represented to Gannett that proceeds from the debt financing described below, together with cash of New Media, will be sufficient to enable New Media to pay at the closing of the merger the cash portion of the merger consideration, to prepay in full all amounts outstanding under and terminate the $500 million revolving credit agreement (the “Gannett credit agreement”) dated as of June 29, 2015, among Gannett, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Gannett credit agreement refinancing”), to repurchase the Gannett convertible notes, issued pursuant to the Indenture, dated as of April 8, 2019, between Gannett Co., Inc., as issuer, and U.S. Bank National Association, as trustee, to the extent they are put to New Media by the holders thereof in connection with the closing of the merger (the “Gannett note redemption” and, together with the Gannett credit agreement refinancing, the “Gannett refinancing”) and to consummate the other transactions contemplated by the merger agreement, including the payment by New Media of approximately $82 million in respect of amounts payable in connection with the closing of the merger under Gannett’s Supplemental Retirement Plan (the “Gannett pension obligations”). New Media estimates that the total amount of cash required to complete the transactions contemplated by the merger agreement, including payment of the cash portion of the merger consideration, the consummation of the Gannett refinancing (assuming that each holder of outstanding Gannett convertible notes elects to put all such Gannett convertible notes to New Media) and the payment of fees, expenses and other related amounts incurred in connection with the merger, including the Gannett pension obligations, will be approximately $1,321 million. New Media expects to finance the cash portion of the merger consideration, the Gannett refinancing and these fees, expenses and amounts, including the Gannett pension obligations, with the proceeds of the debt financing described below.

Debt Financing

On August 5, 2019, New Media entered into the debt commitment letter with Apollo, pursuant to which, subject to the terms and conditions set forth therein, Apollo committed to provide the acquisition term loan facility. Apollo’s obligations to fund the acquisition term loan facility are subject to several limited conditions as set forth in the debt commitment letter, including, among others, the completion of the merger, the absence of a company material adverse effect (as defined in the merger agreement) on Gannett and its subsidiaries, the accuracy of certain representations and warranties related to Gannett, as set forth in the merger agreement, and to New Media, as set forth in the definitive documentation with respect to the acquisition term loan facility documentation (the “acquisition term loan facility documentation”) (subject in each case to certain materiality qualifications), the consummation of the Gannett refinancing, the consummation of the New Media refinancing (as defined below), the delivery of certain financial statements of New Media and Gannett and, after giving effect to the payment of the cash portion of the merger consideration, the New Media refinancing, the Gannett refinancing and the payment of fees and expenses incurred to consummate the New Media refinancing and the Gannett refinancing and to obtain the acquisition term loan facility, Intermediate Holdco and the guarantors of the acquisition term loan facility having at least $40 million of unrestricted cash on their consolidated balance sheet at closing. The acquisition term loan facility documentation will provide that the term loans issued thereunder will be freely prepayable without penalty and will bear interest at a fixed rate of 11.50% per annum, with a step-down to 11.00% in the event that the ratio of consolidated debt to EBITDA (as such terms are defined in the acquisition term loan facility documentation) is less than 1.00 to 1.00, and with a step-up of 0.50% for the first year after the closing of the merger in the event that the closing of the merger does not occur within six months of the date of the debt commitment letter. The acquisition term loan facility documentation will contain customary covenants and events of default, including a covenant that Intermediate Holdco and the guarantors of the acquisition term loan facility will have at least $20 million of unrestricted cash on their consolidated balance sheet on the last day of each fiscal quarter. The acquisition term loan facility will be required to be prepaid with any unrestricted cash on the consolidated balance sheet of New Media and its subsidiaries in excess of $40 million in each of fiscal year 2019, fiscal year 2020 and fiscal year 2021, 50% of excess cash flow (as such term is defined in the acquisition term loan facility documentation) at the end of each fiscal quarter (beginning the second or third full fiscal quarter after the closing of the merger), subject to a step-up to 90% of excess cash flow in any fiscal quarter in fiscal year 2021 or later if the ratio of consolidated debt to EBITDA (as such terms are defined in the acquisition term loan facility documentation) is greater than or equal to 1.00 to 1.00, and 100% of the proceeds of any debt not permitted to be incurred under the acquisition term loan facility documentation and any non-ordinary course asset sales.

In connection with the merger and obtaining the acquisition term loan facility, New Media expects to prepay in full all amounts outstanding under the credit agreement (the “existing New Media credit agreement”) dated as of June 4, 2014, among New Media Holdings I LLC, New Media Holdings II LLC, as borrower, the lenders and other financial institutions party thereto and Citizens Bank of Pennsylvania, as administrative agent (the “New Media refinancing”). New Media estimates that the total amount of cash required to complete the New Media refinancing will be approximately $432 million.

The Amended Management Agreement

On August 5, 2019, in connection with the execution of the merger agreement, New Media and the Manager entered into the Amended Management Agreement. Effective upon the consummation of the merger, the Amended Management Agreement will replace the Existing Management Agreement. It is a condition to Gannett’s obligations to effect the merger that the Amended Management Agreement is not amended, restated or otherwise modified at or prior to the effective time.

The Amended Management Agreement (1) establishes a termination date for the Manager’s services of December 31, 2021, in lieu of annual renewals of the term; (2) reduces the “incentive fee” payable under the Amended Management Agreement from 25% to 17.5% for the remainder of the term; (3) reduces by 50% the number of options that would otherwise be issuable in connection with the issuance of shares as consideration for the merger, and imposes a premium on the exercise price; (4) eliminates the Manager’s right to receive options in connection with future equity raises by New Media; and (5) eliminates certain payments otherwise due at or after the end of the term of the prior management agreement. In connection with entering into the Amended Management Agreement and the occurrence of the effective time, New Media will issue to the Manager 4,205,607 shares of New Media common stock. The Manager is restricted from selling these shares until the expiration of the Amended Management Agreement, or otherwise upon a change in control and certain other extraordinary events. New Media will also grant to the Manager options to acquire 3,163,264 shares of New Media common stock. These options will have an exercise price of $15.50 per share and become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of New Media common stock (on its principal U.S. national securities exchange) is at or above $20 per share (subject to adjustment), and also upon a change in control and certain other extraordinary events.

Upon expiration of the term of the Amended Management Agreement, the Manager will cease providing external management services to New Media, and the Manager will no longer be the employer of the person serving in the role of Chief Executive Officer of the combined company.

Conversion of Shares; Exchange of Shares; No Fractional Shares; Withholding Taxes

Conversion of Shares

The conversion of shares of Gannett common stock, other than excluded shares and dissenting shares, into (1) 0.5427 of a share of New Media common stock and (2) the right to receive $6.25 in cash, without interest, subject to the treatment of fractional shares discussed below and subject to applicable withholding taxes, will occur automatically at the effective time.

Exchange of Non-Certificated Shares

Holders of non-certificated shares of Gannett common stock held by book entry immediately prior to the effective time will not be required to take any action with respect to the exchange of their non-certificated shares for the merger consideration. As promptly as practicable after the effective time, the exchange agent will credit to the holder of such non-certificated shares in the stock ledger and other appropriate books and records of New Media the number of whole shares of New Media common stock into which such non-certificated shares have been converted and deliver to such holders the cash to which they are entitled under the merger agreement.

Exchange of Certificated Shares

As promptly as practicable after the effective time, New Media will cause the exchange agent to send to each holder of record of certificated shares of Gannett common stock (1) a letter of transmittal and (2) customary instructions for use in effecting the surrender of certificated shares.

After receiving from any holder of certificated shares of Gannett common stock the certificates representing such shares, the exchange agent will credit to such holder in the stock ledger and other appropriate books and records of New Media the number of whole shares of New Media common stock into which such certificated shares have been converted and deliver to such holders the cash to which they are entitled under the merger agreement. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. Gannett stockholders should not return stock certificates with the enclosed proxy card.

Any holder of both certificated shares of Gannett common stock and non-certificated shares of Gannett common stock will be required to complete the exchange procedures outlined in this section with respect to such holder’s certificated or non-certificated shares, as applicable, before such holder will receive the credits and payments contemplated by the merger agreement for such holder’s certificated or non-certificated shares, as applicable.

After the effective time, shares of Gannett common stock will no longer be outstanding, and each certificate that previously represented shares of Gannett common stock will represent only the stock consideration, the right to receive the cash consideration plus cash in lieu of fractional shares and any dividends or other distributions to which the holder of such certificate becomes entitled pursuant to the merger agreement provision described under the heading “The Merger Agreement—Conversion of Shares; Exchange of Certificates—Distributions with Respect to Unexchanged Shares” beginning on page [  ].

No Fractional Shares

Gannett stockholders will not receive any fractional shares of New Media common stock in the merger. Each Gannett stockholder that would otherwise have been entitled to receive a fraction of a share of New Media common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of New Media common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny.

Withholding Taxes

Each of New Media, Gannett and Intermediate Holdco and the exchange agent will be entitled to deduct and withhold from the Gannett merger consideration otherwise payable to any holder of Gannett common stock any amounts required to be deducted or withheld under the Code, the applicable U.S. Treasury regulations, promulgated under the Code (the “Treasury Regulations”), or under any provision of state, local or foreign tax law.

Treatment of Gannett Equity Awards

At the effective time:

•	Gannett Stock Options. Each outstanding Gannett Stock Option will be cancelled and converted into the right to receive, with respect to each share of Gannett common stock underlying such Gannett Stock Option, a cash payment equal to the excess of (1) the sum of (a) the cash consideration and (b) an amount equal to the product of the exchange ratio and the New Media closing price over (2) the exercise price per share of Gannett common stock subject to such Gannett Stock Option immediately prior to the effective time.
•	Gannett Employee RSUs. Each outstanding Gannett Employee RSU will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Employee RSU immediately prior to the effective time. The number of shares of New Media common stock subject to each converted Gannett Employee RSU will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Employee RSU by the equity award exchange ratio, rounded to the nearest whole number of shares.

•	Gannett Performance Share Units. Each outstanding Gannett Performance Share Unit will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Performance Share Unit immediately prior to the effective time (except that such restricted stock unit award will be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals). In the case of any Gannett Performance Share Unit granted within one year of the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the target level of performance by (2) the equity award exchange ratio, and rounding to the nearest whole number. In the case of any Gannett Performance Share Unit granted more than one year prior to the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the actual level of performance as of the closing date, as determined in good faith by the Executive Compensation Committee of the Gannett Board, by (2) the equity award exchange ratio, and rounding the resulting number to the nearest whole number.
•	Gannett Phantom Share Units. Each outstanding Gannett Phantom Share Unit, will, automatically and without any action on the part of the holder thereof, be converted into a New Media phantom share unit with the same terms and conditions as were applicable to the Gannett Phantom Share Unit immediately prior to the effective time (including with respect to timing of payment), but with a value equal to the value of a share of New Media common stock. The number of shares of New Media common stock subject to each converted phantom share unit will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Phantom Share Unit immediately prior to the effective time by the equity award exchange ratio, rounded to the nearest whole number of units.

In addition, as of immediately prior to the effective time:

•	Gannett Director RSUs. Each Gannett Director RSU that is outstanding immediately prior to the effective time will be fully accelerated and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock subject to such Gannett Director RSU and each dividend equivalent unit in respect of such Gannett Director RSU.
•	Gannett RSAs. The transferability restrictions applicable to each outstanding Gannett RSA will lapse and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock granted pursuant to such Gannett RSA.

Delisting and Deregistration of Gannett Stock

As promptly as practical after the completion of the merger, the Gannett common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Appraisal Rights

Gannett Stockholders’ Appraisal Rights

Under Delaware law, holders of Gannett common stock may be entitled to receive payment in cash for the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger) of their shares of Gannett common stock, together with interest, if any, as determined by the Delaware Court of Chancery, in lieu of the consideration Gannett stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights.

Gannett stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their appraisal rights under Delaware law.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Gannett stockholder to exercise appraisal rights in connection with the merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Gannett common stock exercise their appraisal rights under Section 262 of the DGCL. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is attached as Annex F to this joint proxy statement/prospectus. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Gannett common stock unless otherwise indicated, and all references in this summary to “Section 262” are to Section 262 of the DGCL.

Where a proposed merger for which appraisal rights are available is to be submitted for approval at a meeting of stockholders, Section 262 requires the corporation to notify each of its stockholders (as of the record date for notice of such meeting) not less than 20 days before the meeting that appraisal rights are available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes the notice to Gannett stockholders required by Section 262 of the availability of appraisal rights, and the required copy of Section 262 is attached as Annex F to this joint proxy statement/prospectus. If a Gannett stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262, a copy of which is attached as Annex F to this joint proxy statement/prospectus, because failure to comply with the requirements of Section 262 may result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of Gannett common stock and wish to exercise your right to seek an appraisal of your shares, you must satisfy each of the conditions in Section 262, which are summarized below:

•	You must properly deliver to Gannett an effective written demand for appraisal of your shares before the vote with respect to the Merger Proposal in compliance with the requirements of Section 262. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. Voting against or failing to vote for the adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262.
•	You must not vote in favor of, or consent in writing to, the adoption of the merger agreement or otherwise withdraw, waive or lose your appraisal rights. A vote in favor of adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously delivered written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. Therefore, a Gannett stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the Merger Proposal or abstain from voting on the Merger Proposal.
•	You must continue to hold your shares of Gannett common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Gannett common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.
•	Unless Gannett or another Gannett stockholder (or any other person who is the beneficial owner of shares of Gannett common stock held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so, you must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Gannett stockholders entitled to appraisal within 120 days after the effective date of the merger. Gannett is under no obligation to file any petition and has no intention of doing so. Accordingly, if you wish to have your shares of Gannett common stock appraised, you should initiate all necessary action to perfect your appraisal rights in respect of your shares of Gannett common stock within the time period and in the manner prescribed in Section 262.

In addition, Section 262 requires the Delaware Court of Chancery to dismiss appraisal proceedings as to all shares of Gannett capital stock if, immediately before the merger, such shares were listed on a national securities exchange unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Gannett stock eligible for appraisal as measured in accordance with subsection (g) of Section 262, (2) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million (such conditions in (1) and (2), the “ownership thresholds”), or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL, which is not applicable in the merger of Gannett. Because Gannett’s common stock is listed on a national securities exchange and is expected to continue to be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for Gannett stockholders to be entitled to seek appraisal with respect to such shares of common stock.

If you fail to comply with any of these conditions or at least one of the ownership thresholds is not met and the merger is completed, you will be entitled to receive the merger consideration (without interest), but you will have no appraisal rights with respect to your shares of Gannett common stock. All demands for appraisal should be addressed to Gannett Co., Inc., 7950 Jones Branch Drive, McLean, Virginia 22107, Attention: Secretary. Demands for appraisal must be delivered before the vote on the Merger Proposal is taken at the Gannett special meeting and should be executed by, or on behalf of, the record holder of the shares of Gannett common stock. The demand must reasonably inform Gannett of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

Only a holder of record of shares of Gannett common stock immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. To be effective, a demand for appraisal by a holder of Gannett common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Gannett stock certificate(s) (or in the stock ledger). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Gannett. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as authorized agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If a Gannett stockholder holds shares of Gannett common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures to cause the broker or other nominee to make a demand for appraisal of those shares.

If the merger is completed, Gannett (which is the surviving corporation in the merger) must, within ten days after the effective date of the merger, give written notice that the merger has become effective to each former Gannett stockholder who has properly delivered a written demand for appraisal and who did not vote in favor of the Merger Proposal. Within 120 days after the effective date of the merger, any Gannett stockholder who has complied with Section 262 will, upon written request given in writing to Gannett, be entitled to receive a statement setting forth the aggregate number of shares not voted in favor of the Merger Proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Gannett common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from Gannett the statement described in the previous sentence. Such statement will be given to the requesting Gannett stockholder or beneficial owner within ten days after such written request is received by Gannett or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either Gannett or any Gannett stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Gannett stockholders entitled to appraisal. A person who is the beneficial owner of shares of Gannett common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Gannett stockholder or beneficial owner, service of a copy of such petition shall be made upon Gannett. Gannett has no obligation to file such a petition in the event any Gannett stockholders exercise appraisal rights, there is no present intent on the part of Gannett to file an appraisal petition, and Gannett stockholders seeking to exercise appraisal rights should not assume that Gannett will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares. Accordingly, the failure of a Gannett stockholder to file such a petition within the period specified could result in the loss or termination of appraisal rights, and Gannett stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed by Section 262.

If a petition for appraisal is duly filed by a Gannett stockholder or beneficial owner and a copy of the petition is served on Gannett, Gannett will then be obligated, within 20 days after receiving service of a copy of the petition, to file with the office of the Register in Chancery in which such petition was filed a duly verified list containing the names and addresses of all Gannett stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by Gannett. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to Gannett, as the surviving corporation in the merger, and all of the stockholders shown on the written statement described above at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by Gannett. After notice to stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Gannett stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require Gannett stockholders who have demanded appraisal for their shares represented by certificates (if any) to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any such Gannett stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. The Delaware Court of Chancery will also dismiss proceedings as to all Gannett stockholders if neither of the ownership thresholds described above is met.

Where the proceedings are not dismissed or all demands for appraisal are not successfully withdrawn (as discussed further below in this summary), the appraisal proceedings will be conducted as to the shares of Gannett common stock owned by all stockholders entitled to appraisal, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Gannett common stock at the effective time held by all Gannett stockholders who have properly demanded appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Gannett may make a voluntary cash payment to each stockholder entitled to and seeking appraisal (which will be treated as an advance against the payment due to such Gannett stockholder), in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to Gannett stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares or, in the case of book-entry shares, forthwith. Gannett is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value and a fair rate of interest, if any, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company”.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”.

Gannett stockholders should be aware that the fair value of shares of Gannett common stock as determined under Section 262 could be more than, the same as, or less than the value that such Gannett stockholder is entitled to receive under the terms of the merger agreement. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. New Media and Gannett do not anticipate offering more than the per share merger consideration to any Gannett stockholder exercising appraisal rights and reserve the right to assert in any appraisal proceeding that, for purposes of Section 262, the fair value of a share of Gannett common stock is less than the per share merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

Costs of the appraisal proceeding may be imposed upon Gannett and Gannett stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Each Gannett stockholder party to the appraisal proceeding is responsible for its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon the application of a Gannett stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Gannett stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Gannett stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time.

If no petition for appraisal is filed within 120 days after the effective date of the merger, or if a Gannett stockholder (other than a Gannett stockholder who has commenced an appraisal proceeding or joined that proceeding as a named party) delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective date of the merger, then the right of that Gannett stockholder to appraisal will cease and that Gannett stockholder will be entitled to receive the merger consideration pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Gannett stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Gannett stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

In view of the complexity of Section 262 of the DGCL relating to appraisal rights, Gannett stockholders that consider making a demand for appraisal in accordance with Delaware law should seek the advice of their own legal advisors. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

Failure to comply with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

THE MERGER AGREEMENT

The following section summarizes the material provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. The rights and obligations of New Media, Gannett, Intermediate Holdco and Merger Sub with respect to the merger are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. New Media and Gannett stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions with respect to the merger, including the adoption of the merger agreement and the issuance of shares of New Media common stock to Gannett stockholders pursuant to the merger. This summary is qualified in its entirety by reference to the merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Factual disclosures about New Media, Gannett, Intermediate Holdco or Merger Sub contained in this joint proxy statement/prospectus and/or in the public reports of New Media and Gannett filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page [  ] may supplement, update or modify the disclosures about New Media, Gannett, Intermediate Holdco or Merger Sub contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for transactions of this nature. The representations and warranties contained in the merger agreement were made as of specific dates; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality that are different from what may be viewed as material by stockholders, as applicable, or other investors and from the materiality standard applicable to reports and documents filed with the SEC. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may not be fully reflected in New Media’s or Gannett’s public disclosures except as required by law. For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Merger

The merger agreement provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into Gannett, with Gannett continuing as the surviving corporation. As a result of the merger, Gannett will become a direct wholly owned subsidiary of Intermediate Holdco.

Closing of the Merger

The closing of the merger will occur on the second business day after the satisfaction or waiver (to the extent permitted by applicable law) of the closing conditions described under the heading “—Conditions to the Merger” beginning on page [  ] (other than those conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions), or at such other time and date as agreed to in writing by New Media and Gannett.

Subject to the provisions of the merger agreement, on the closing date, the parties will file a certificate of merger relating to the merger as contemplated by the DGCL with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL. The merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State or at such later time as agreed in writing by New Media and Gannett and specified in the certificate of merger.

Merger Consideration

At the effective time, each share of Gannett common stock issued and outstanding immediately prior to the effective time, other than excluded shares and dissenting shares (as described under the heading

“—Excluded Shares” beginning on page [  ]), will be converted automatically into (1) 0.5427 of a fully paid and nonassessable share of New Media common stock and (2) the right to receive $6.25 in cash, without interest, subject to applicable withholding taxes and subject to the treatment of fractional shares as described under the heading “—No Fractional Shares” below.

No Fractional Shares

Gannett stockholders will not receive any fractional shares of New Media common stock in the merger. Any such fractional share interest will not entitle the owner of such interest to vote or to any other rights of a New Media stockholder. Each Gannett stockholder that would otherwise have been entitled to receive a fraction of a share of New Media common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of New Media common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny.

Excluded Shares

All shares of Gannett common stock held by Gannett as treasury shares or by Intermediate Holdco or Merger Sub immediately prior to the effective time will be automatically cancelled and will cease to exist, and no consideration will be delivered in exchange for them. Each share of Gannett common stock held by New Media, any wholly owned subsidiary of New Media (other than Intermediate Holdco or Merger Sub) or any wholly owned subsidiary of Gannett immediately prior to the effective time will be automatically converted into a number of shares of New Media common stock equal to the sum of (1) 0.5427 and (2) the quotient of $6.25 divided by the New Media closing price.

Shares of Gannett common stock issued and outstanding immediately prior to the effective time and owned by any Gannett stockholder that is entitled to demand, and has properly perfected a demand for, appraisal rights pursuant to Section 262 of the DGCL will not be converted into the merger consideration, unless and until such stockholder has effectively withdrawn or lost the right to appraisal under the DGCL. Instead, such stockholder will be entitled only to the payment provided by Section 262 of the DGCL with respect to such shares. If such stockholder has failed to perfect or has effectively withdrawn or lost the right to appraisal under the DGCL, the shares of Gannett common stock held by such stockholder will not be treated as dissenting shares and will be converted into the merger consideration at the effective time.

Treatment of Gannett Equity Awards

At the effective time:

•	Gannett Stock Options. Each outstanding Gannett Stock Option will be cancelled and converted into the right to receive, with respect to each share of Gannett common stock underlying such Gannett Stock Option, a cash payment equal to the excess of (1) the sum of (a) the cash consideration and (b) an amount equal to the product of the exchange ratio and the New Media closing price over (2) the exercise price per share of Gannett common stock subject to such Gannett Stock Option immediately prior to the effective time.
•	Gannett Employee RSUs. Each outstanding Gannett Employee RSU will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Employee RSU immediately prior to the effective time. The number of shares of New Media common stock subject to each converted Gannett Employee RSU will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Employee RSU by the equity award exchange ratio, rounded to the nearest whole number of shares.
•	Gannett Performance Share Units. Each outstanding Gannett Performance Share Unit will be converted into a restricted stock unit award with respect to shares of New Media common stock subject to the same terms and conditions as were applicable to such Gannett Performance Share Unit immediately prior to the effective time (except that such restricted stock unit award will be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals). In the case of any Gannett Performance Share Unit granted within one year of the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the target level of performance by (2) the equity award exchange ratio, and rounding to the nearest whole number. In the case of any Gannett Performance Share Unit granted more than one year prior to the closing date, the number of shares of New Media common stock subject to each converted Gannett Performance Share Unit will be determined by multiplying (1) the number of shares of Gannett common stock subject to such Gannett Performance Share Unit based on the actual level of performance as of the closing date, as determined in good faith by the Executive Compensation Committee of the Gannett Board, by (2) the equity award exchange ratio, and rounding the resulting number to the nearest whole number.

•	Gannett Phantom Share Units. Each outstanding Gannett Phantom Share Unit, will, automatically and without any action on the part of the holder thereof, be converted into a New Media phantom share unit with the same terms and conditions as were applicable to the Gannett Phantom Share Unit immediately prior to the effective time (including with respect to timing of payment), but with a value equal to the value of a share of New Media common stock. The number of shares of New Media common stock subject to each converted phantom share unit will be determined by multiplying the number of shares of Gannett common stock subject to the Gannett Phantom Share Unit immediately prior to the effective time by the equity award exchange ratio, rounded to the nearest whole number of units.

In addition, as of immediately prior to the effective time:

•	Gannett Director RSUs. Each Gannett Director RSU that is outstanding immediately prior to the effective time will be fully accelerated and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock subject to such Gannett Director RSU and each dividend equivalent unit in respect of such Gannett Director RSU.
•	Gannett RSAs. The transferability restrictions applicable to each outstanding Gannett RSA will lapse and, at the effective time, the holder thereof will be entitled to receive the merger consideration with respect to each share of Gannett common stock granted pursuant to such Gannett RSA.

Issuance to the Manager

Promptly following the effective time, New Media will issue to the Manager the shares of New Media common stock and nonqualified stock options to purchase New Media common stock, in each case, as contemplated to be issued by the Amended Management Agreement, as described in the section entitled “The Merger—Amended Management Agreement” beginning on page [  ].

Conversion of Shares; Exchange of Certificates

Conversion and Exchange of Gannett Common Stock

Immediately prior to or substantially concurrently with the effective time, New Media will deposit or cause to be deposited with [      ] (the “Exchange Agent”), uncertificated, book-entry shares representing the number of shares of New Media common stock sufficient to deliver the aggregate stock consideration. New Media will make available to the Exchange Agent cash sufficient to pay the aggregate cash consideration, cash in lieu of any fraction of a share of New Media common stock to which any holder of shares of Gannett common stock converted in the merger will be entitled as described under the heading “—Merger Consideration—No Fractional Shares” beginning on page [  ] and any dividends and other distributions with respect to unexchanged shares as described under the heading “—Distributions with Respect to Unexchanged Shares” beginning on page [  ]. Any amounts payable in respect of Gannett equity awards will not be deposited with the Exchange Agent but will instead be paid through the payroll of Gannett and its affiliates as described under the heading “—Treatment of Gannett Equity Awards” beginning on page [  ]. No interest will be paid or will accrue on any cash payable pursuant to the merger agreement provisions described under the headings “—Merger Consideration—No Fractional Shares”, “—Treatment of Gannett Equity Awards” or “—Distributions with Respect to Unexchanged Shares” beginning on pages [  ], [  ] and [  ], respectively.

Exchange of Uncertificated Shares

Holders of non-certificated shares of Gannett common stock as of immediately prior to the effective time (the “Uncertificated Shares”) will not be required to take any action with respect to the exchange of their Uncertificated Shares for the merger consideration. The Exchange Agent will, as promptly as practicable after the effective time, (1) credit to the holder of such Uncertificated Shares in the stock ledger and other appropriate books and records of New Media the number of whole shares of New Media common stock into which such Uncertificated Shares have been converted pursuant to the merger agreement, and (2) pay and deliver to the holder of such Uncertificated Shares by wire transfer or check the aggregate cash consideration that such holder has the right to receive pursuant to the merger agreement, together with any cash in lieu of fractional shares of New Media common stock such holder is entitled in accordance with the merger agreement provision described under the heading “—Merger Consideration—No Fractional Shares” beginning on page [  ], as well as appropriate materials advising the holder of the completion of the closing of the merger.

Exchange of Certificates

As promptly as practicable after the effective time, the Exchange Agent will send to each holder of record of one or more valid certificates that immediately prior to the effective time represented shares of Gannett common stock (“Certificates”) (1) a letter of transmittal and (2) customary instructions for use in effecting the surrender of the Certificates.

Upon surrender of a Certificate to the Exchange Agent together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent will, as promptly as practicable, (1) credit to the holder of such Certificate in the stock ledger and other appropriate books and records of New Media the number of whole shares of New Media common stock into which the shares of Gannett common stock formerly represented by such Certificate has been converted pursuant to the merger agreement, and (2) pay and deliver to the holder of such Certificate by wire transfer or check the aggregate cash consideration that such holder has the right to receive pursuant to the merger agreement, together with any cash in lieu of any fractional shares of New Media common stock to which such holder is entitled pursuant to the merger agreement provisions described under the heading “—Merger Consideration—No Fractional Shares” beginning on page [  ] and any dividends or other distributions to which such holder is entitled in accordance with the merger agreement provisions described under the heading “—Distributions with Respect to Unexchanged Shares” beginning on page [  ]. Until surrendered as contemplated by the merger agreement provisions described in this section, each Certificate will from and after the effective time represent only the stock consideration and the right to receive the cash consideration (plus cash in lieu of fractional shares of New Media common stock pursuant to the merger agreement provisions described under the heading “—Merger Consideration—No Fractional Shares” beginning on page [  ]) into which the shares represented by such Certificates have been converted pursuant to the merger agreement, together with any dividends or other distributions to which the holder of such Certificate becomes entitled in accordance with the merger agreement provisions described under the heading “—Distributions with Respect to Unexchanged Shares” beginning on page [  ].

Any holder of both Certificates and Uncertificated Shares will be required to complete the exchange procedures outlined in this section with respect to such holder’s Certificates before such holder will receive the credits and payments contemplated by the merger agreement provisions described under the heading “—Conversion of Shares; Exchange of Shares; No Fractional Shares; Withholding Taxes—Exchange of Non-Certificated Shares” for such holder’s Uncertificated Shares.

Transfers to Non-Registered Persons

If credit of the stock consideration or payment of the cash consideration (and any cash in lieu of any fractional shares of New Media common stock to such holder is entitled pursuant to the merger agreement provisions described under the heading “—Merger Consideration—No Fractional Shares” beginning on page [  ] and any dividends or other distributions to which such holder is entitled in accordance with the merger agreement provisions described under the heading “— Distributions with Respect to Unexchanged Shares” beginning on page [  ]) with respect to shares of Gannett common stock is to be made to or in respect of a person other than the person whose name is registered on the transfer records of Gannett, New Media may cause the Exchange Agent to credit shares of New Media common stock or pay cash to such person only if such

Certificate (if applicable) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar taxes have been paid or are not applicable.

Distributions with Respect to Unexchanged Shares

No dividends or other distributions declared or made with respect to shares of New Media common stock with a record date after the effective time will be paid to the holder of any unsurrendered Certificate until such holder has surrendered such Certificate in accordance with the merger agreement provisions described under the heading “—Conversion and Exchange of Gannett Common Stock—Exchange of Certificates” beginning on page [  ]. Subject to escheat, tax or other applicable law, following surrender of any such Certificate, such holder will be entitled to receive any such dividends or distributions, without interest, which prior to such surrender had become payable with respect to the New Media common stock into which the shares of Gannett common stock formerly represented by such Certificate were converted pursuant to the merger agreement provisions described under the heading “—Conversion and Exchange of Gannett Common Stock” beginning on page [  ]. Such holder will be entitled to vote after the effective time at any meeting of New Media stockholders with a record date at or after the effective time the number of whole shares of New Media common stock into which the shares of Gannett common stock formerly represented by such Certificates were converted pursuant to the merger agreement provisions described under the heading “—Conversion and Exchange of Gannett Common Stock” beginning on page [  ], regardless of whether such holder has surrendered its Certificates.

Representations and Warranties

Each of New Media and Gannett has made representations and warranties in the merger agreement regarding, among other things:

•	organization, good standing and qualification;
•	corporate or other organizational power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;
•	stockholder votes required in connection with the contemplated transactions;
•	board and, in the case of New Media, Transaction Committee recommendation and approval;
•	capitalization and related matters;
•	subsidiaries and investments;
•	governmental approvals required in connection with the contemplated transactions;
•	the absence of breaches or violations of organizational documents, contracts and law, as applicable, or the creation of certain liens;
•	SEC reports, financial statements, off-balance sheet arrangements, undisclosed liabilities and disclosure controls;
•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus;
•	compliance with law;
•	licenses and permits;
•	absence of certain changes or events;
•	proceedings;
•	tax matters;
•	intellectual property and data privacy and security;
•	real property;
•	environmental matters;
•	contracts;

•	employee benefit plans;
•	insurance;
•	takeover laws and anti-takeover provisions in organizational documents;
•	affiliate transactions;
•	labor matters;
•	absence of illegal or unauthorized payments, political contributions or exports;
•	opinions of financial advisors; and
•	absence of brokers, finders or similar intermediaries.

The merger agreement also contains certain representations and warranties of New Media, Intermediate Holdco and Merger Sub with respect to the financing to be obtained by New Media in connection with the merger, sufficiency of funds and the solvency of New Media and its subsidiaries following the closing of the merger.

Certain of the representations and warranties made by the parties are qualified as to “knowledge”, “materiality” or “material adverse effect”. For purposes of the merger agreement, “material adverse effect” means, with respect to each of New Media and Gannett, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition of the relevant company and its subsidiaries, taken as a whole. However, the definition of “material adverse effect” excludes the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of:

•	general economic or political conditions or general securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;
•	changes or conditions generally affecting the industries, businesses, or segments thereof, in which the relevant company and its subsidiaries operate;
•	any change in applicable law, regulation or GAAP;
•	the announcement or execution of the merger agreement, including the impact thereof on the relationships of the relevant company and its subsidiaries with customers, suppliers, distributors, partners or employees (provided that this clause will not apply to any representation or warranty made by the relevant company in the section entitled “Non-Contravention” of the merger agreement and, to the extent related to such section, the closing condition of the other party to the merger agreement relating to the accuracy of the relevant company’s representations and warranties);
•	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism;
•	earthquakes, hurricanes, floods, or other natural disasters;
•	any failure, in and of itself, by the relevant company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a “material adverse effect” with respect to the relevant company, to the extent not otherwise excluded from that definition);
•	any change, in and of itself, in the market price or trading volume of the relevant company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a “material adverse effect” with respect to the relevant party, to the extent not otherwise excluded from that definition);
•	any stockholder litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated by the merger agreement (or any public disclosure relating to such litigation); or
•	the taking of any action at the written request of the other party.

However, any exception described in the first, second, third, fifth or sixth bullet point above will not apply to the extent that the applicable event, change, circumstance, effect, development or state of facts affects the relevant company and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries or businesses, or segments thereof, in which the relevant company and its subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a “material adverse effect” with respect to the relevant company.

Covenants and Agreements

Conduct of Business by the Parties

Each of New Media and Gannett has agreed that, until the effective time or earlier termination of the merger agreement, except as expressly permitted by the merger agreement or required by applicable law or a governmental entity, or consented to in writing by the other party, it will, and will cause its subsidiaries to use commercially reasonable efforts to:

•	conduct its business in all material respects in the ordinary course of business;
•	preserve substantially intact its business organization;
•	preserve its current beneficial relationships with any persons (including suppliers, partners, contractors, distributors, customers, advertisers, licensors and licensees) with which it has material business relationships; and
•	retain the services of its executive officers and key employees.

Each of New Media and Gannett has also agreed that, until the effective time or earlier termination of the merger agreement, except as expressly permitted by the merger agreement, listed in disclosure letters to the merger agreement or required by applicable law or a governmental entity, or consented to in writing by the other party, it and its subsidiaries will not (subject, in some cases, to certain exceptions):

•	amend or adopt or propose any change in its organizational documents, except for immaterial or ministerial amendments to the organizational documents of its subsidiaries;
•	declare, set aside or pay any dividend or other distribution other than regular quarterly dividends not in excess of (1) in the case of New Media, $0.38 per share or (2) in the case of Gannett, $0.16 per share;
•	acquire any person or business, or any division thereof (whether by merger or consolidation, or by purchasing all or a substantial portion of the equity or voting interest in, or all or substantially all of the assets of, any person or business, or any division thereof), or otherwise acquire any equity interests or assets (other than inventory, equipment, supplies and materials in the ordinary course of business) that would be material, individually or in the aggregate, to the relevant company and its subsidiaries, taken as a whole;
•	sell, lease, sublease, license, subject to a lien (other than a permitted lien) or otherwise surrender, relinquish or dispose of any of its or its subsidiaries’ material assets or property of the relevant company or any of its subsidiaries, other than in the ordinary course of business or pursuant to existing contracts;
•	issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other equity interests or other securities convertible into or exchangeable for any shares of its capital stock or other equity interests;
•	split, combine or reclassify any shares of capital stock or other equity interests of the relevant company or any of its subsidiaries; or purchase or redeem any shares of capital stock or other equity interests of the relevant company or any of its subsidiaries or any other securities convertible into or exchangeable for any shares of capital stock or other equity interests of the relevant company or any of its subsidiaries, or any other derivative securities in respect thereof;
•	incur, guarantee or assume any indebtedness or make any loans or advances or capital contributions to, or investments in, any person, or enter into or materially modify the terms of any contract evidencing indebtedness of the relevant company or any of its subsidiaries or pursuant to which the relevant company or any of its subsidiaries has guaranteed any indebtedness (other than consumer credit or capital lease obligations incurred in the ordinary course of business), or under which the relevant company or any of its subsidiaries has made any loan or advance to any person that remains outstanding (excluding any extensions of credit or delayed collection of trade payables in the ordinary course of business) with outstanding obligations in excess of $1,000,000 or is obligated to make any capital contribution to, or other investment in, any person with outstanding obligations in excess of $1,000,000;

•	(1) grant any material increase in the compensation or benefits payable to its employees or former employees, (2) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement to any of its respective employees or former employees or (3) enter into any change in control, severance, retention or termination pay arrangement with any of its respective employees or former employees, in each case, other than pursuant to the terms of any existing collective bargaining agreements or existing contracts, pursuant to the terms of any existing material employee benefit plans in effect as of the date of the merger agreement or, solely in the cases of clauses (1) and (2) and with respect to employees whose annual base salary or wages are less than $250,000, in the ordinary course of business consistent with past practice;
•	solely in the case of Gannett, except as may be required by the terms of any material employee benefit plan or any collective bargaining agreement, in each case, in effect as of the date of the merger agreement, (1) establish or enter into any new arrangement constituting a material employee benefit plan or materially amend or materially modify any existing material employee benefit plan, other than, in each case, (a) with respect to agreements for new hires or in connection with promotions in the ordinary course of business consistent with past practice and subject to the immediately preceding bullet or (b) in connection with routine, immaterial or ministerial amendments to material employee benefit plans that do not materially increase benefits or result in a material increase in administrative costs, (2) take any action to accelerate the vesting or payment of compensation or benefits under any material employee benefit plan (including any equity-based awards), (3) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any material employee benefit plan or (4) make any change to any actuarial or other assumptions used to calculate funding obligations with respect to any material employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;
•	solely in the case of Gannett, hire or promote any employee, other than hires or promotions of employees whose annual base salary or wages are less than $250,000 in the ordinary course of business or hires to replace an employee employed by Gannett or any of its subsidiaries whose annual base salary or wages are greater than $250,000 and who terminates employment on or following the date of the merger agreement;
•	make any material change to any method of accounting or accounting principles or practices followed by the relevant company or any of its subsidiaries, except for any such change required by a change in GAAP (or any interpretation thereof);
•	settle or compromise any proceeding or other claim (excluding any workers compensation claim) by or against the relevant company or any of its subsidiaries, except for settlements and compromises that would not reasonably be expected to limit or restrict the operation of the business of the relevant company or any of its subsidiaries in any material respect and do not require the payment by the relevant company or any of its subsidiaries of an amount in excess of $3,000,000 in the aggregate, after taking into account any insurance payments available therefor;
•	terminate or cancel any insurance coverage maintained by the relevant company or any of its subsidiaries with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage, other than in the ordinary course of business;
•	make or authorize any new capital expenditures in excess of 110% of the amount set forth in the relevant company’s capital expenditures forecast, other than as may be necessary in connection with any emergency, repair, maintenance or replacement;

•	change any material tax election, adopt or change any tax accounting period in respect of material taxes, adopt or change any material method of tax accounting, policy or procedure, file any amended material income tax return or other material amended tax return, settle, compromise or surrender any material tax liability, claim or refund, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) relating to material taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, except, in each case, in the ordinary course of business;
•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than in connection with any legal entity rationalization efforts for entities dormant as of the date of the merger agreement, or involving only entities that have immaterial assets and operations;
•	(1) enter into any contract that is (a) a “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (b) a non-competition contract or other contract that purports to limit in any material respect either the type of business in which the relevant company or any of its subsidiaries or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business or contains any material exclusivity provisions, (c) a collective bargaining agreement, (d) a partnership, limited liability company or joint venture agreement where the relevant company or any of its subsidiaries owns an equity interest in the partnership, limited liability company or joint venture or (e) a stockholders, investors rights, registration rights or similar agreement or, in the case of New Media, any arrangement and any agreement with the Manager or any of its affiliates or (2) terminate certain material contracts or amend or modify such contracts in any manner adverse to the relevant company and its subsidiaries in any material respect, other than in the ordinary course of business consistent with past practice or termination of any such contract without material penalty to the relevant company or any of its subsidiaries; or
•	agree or commit to do any of the foregoing.

No Solicitation

Each of New Media and Gannett has agreed that it and its subsidiaries will not and it will not authorize or permit any of its or their controlled affiliates, officers, directors, representatives, advisors or other intermediaries to:

•	solicit, initiate or knowingly encourage or knowingly facilitate any acquisition proposal or knowingly take any action that would reasonably be expected to lead to any acquisition proposal, or endorse any acquisition proposal;
•	enter into any agreement to (1) consummate any acquisition proposal or otherwise relating to any acquisition proposal (other than a confidentiality agreement that would be permitted by the merger agreement provisions described in this section), (2) approve or endorse any acquisition proposal or (3) require such party, in connection with any acquisition proposal, to abandon, terminate or fail to consummate the merger;
•	enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person any non-public information with respect to its business, properties or assets in connection with any acquisition proposal; or
•	agree or publicly propose or resolve to take, or take, any of the foregoing actions.

The merger agreement also requires each of New Media and Gannett to immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the execution of the merger agreement with respect to any of the matters referenced in the preceding sentence and to promptly request any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential acquisition proposal to return or destroy all confidential information in the possession of such person or its representatives.

An “acquisition proposal” with respect to New Media or Gannett means any proposal or offer from any person relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions:

•	a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution or other similar transaction involving such party;
•	any acquisition of more than 20% of the outstanding common stock of such party or securities of such party representing more than 20% of the voting power of such party;
•	any acquisition (including the acquisition of stock in any subsidiary of such party) of assets or businesses of such party or its subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of such party;
•	any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of the outstanding common stock of such party or securities of such party representing more than 20% of the voting power of such party; or
•	any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and common stock (or voting power of securities of such party other than its common stock) involved is more than 20%.

Notwithstanding the restrictions described above, prior to the relevant company’s special meeting of its stockholders to vote on the matters required by the merger agreement, each of the New Media Board (or the Transaction Committee) or the Gannett Board is permitted to furnish information with respect to New Media or Gannett, respectively, pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the relevant company than those contained in the confidentiality agreement between New Media and Gannett and to engage in negotiations or discussions with a person that has made an unsolicited bona fide written acquisition proposal after the date of the merger agreement if and only if, prior to taking such action, the relevant company’s board of directors (or, in the case of New Media, the Transaction Committee) has determined in good faith after consultation with its financial advisors and outside legal counsel that (1) the acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal and (2) failure to take such action would be inconsistent with the fiduciary duties of the relevant company’s board of directors (or, in the case of New Media, the Transaction Committee) to its stockholders under applicable law. New Media or Gannett, as applicable, must notify the other party within 48 hours of making any such determination described in clause (1) or (2) of the preceding sentence. Each of the New Media Board (or the Transaction Committee) or the Gannett Board is also permitted to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to any acquisition proposal, provided that no such action or statement constitutes a change in recommendation unless such action or statement would be permitted by the merger agreement provisions described under the heading “—Changes in Recommendations” beginning on page [  ], or to issue a “stop, look and listen” statement.

A “superior proposal” with respect to New Media or Gannett means a bona fide, written acquisition proposal with respect to such party that:

•	if consummated would result in a third party (or in the case of a direct merger between the third party and the relevant party, the stockholders of the third party) acquiring, directly or indirectly, more than 50.1% of the outstanding common stock of such party or more than 50.1% of the assets of such party and its subsidiaries, taken as a whole;
•	the board of directors of such party or, in the case of New Media, the Transaction Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such acquisition proposal, including all conditions contained in the acquisition proposal and the identity of the person making such acquisition proposal; and
•	the board of directors of such party or, in the case of New Media, the Transaction Committee determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to the merger agreement proposed by Gannett or New Media, as applicable, in response to such acquisition proposal and all financial, legal, regulatory, timing and other aspects of such acquisition proposal, including all conditions contained in the acquisition proposal and the identity of the person making such acquisition proposal) that the proposal is more favorable to the stockholders of such party than the transactions contemplated by the merger agreement.

The New Media Board (or the Transaction Committee) or the Gannett Board may, prior to the receipt of the required approval of its stockholders and following receipt of an unsolicited bona fide acquisition proposal that did not result from or arise out of a breach of the non-solicitation obligations described above, terminate the merger agreement to enter into a definitive agreement with respect to an acquisition proposal if and only if the New Media Board (or the Transaction Committee) or the Gannett Board, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal is a superior proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the members of the board of directors or, in the case of New Media, the Transaction Committee to its stockholders under applicable law. Concurrently with entering into an agreement with respect to such superior proposal, the terminating party would be required to pay to the other party a termination fee of (1) in the case of New Media, $28 million and (2) in the case of Gannett, $45 million.

Prior to terminating the merger agreement to enter into a definitive agreement with respect to a superior proposal, New Media or Gannett, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors intends to terminate the merger agreement, specifying the material terms of the applicable acquisition proposal and including a copy of any transaction documents relating to the acquisition proposal (provided that any amendment to the amount or form of consideration payable in connection with the acquisition proposal and any material amendment to any other term of the acquisition proposal will require a new notice and an additional three business day period);
•	negotiate in good faith with the other party during such five business day period (or any subsequent three business day period) to amend the terms of the merger agreement so that the acquisition proposal would no longer constitute a superior proposal; and
•	its board of directors must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to terminate the merger agreement would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law and that the acquisition proposal would continue to constitute a superior proposal if the revisions proposed by the other party were given effect.

The merger agreement requires each party to notify the other party within 48 hours after the receipt or occurrence of any acquisition proposal (or any request for information that is reasonably likely to lead to an acquisition proposal), the material terms and conditions of any such acquisition proposal and the identity of the person making any such acquisition proposal. In addition, the merger agreement requires each party to provide to the other party, within 48 hours after receipt, copies of any acquisition proposal and any written documentation or correspondence setting forth or reflecting the terms (or revised terms) of such acquisition proposal (including any financing thereof), and to keep the other party informed on a reasonably current basis of the status and material details and substantive discussions (including any amendments or proposed amendments) of any such acquisition proposal.

Changes in Recommendations

Each of New Media and Gannett has agreed that its board of directors and any committee thereof (including in the case of New Media, the Transaction Committee) will not:

•	change, withdraw, modify, qualify, withhold or amend in any manner adverse to the other party the recommendation of the board of directors or, in the case of New Media, the recommendation of the Transaction Committee, that New Media stockholders or Gannett stockholders, as applicable, approve the transactions contemplated by the merger agreement or adopt the merger agreement, respectively (or publicly propose to do so);
•	approve, declare advisable or recommend any acquisition proposal (or publicly propose to do so);

•	fail to include in this joint proxy statement/prospectus the recommendation of the board of directors or, in the case of New Media, the recommendation of the Transaction Committee that New Media stockholders or Gannett stockholders, as applicable, approve the transactions contemplated by the merger agreement or adopt the merger agreement, respectively;
•	make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the board of directors or, in the case of New Media, the Transaction Committee; or
•	after receipt of any acquisition proposal, other than with respect to certain periods applicable to tender or exchange offers, fail to publicly reaffirm the recommendation of the board of directors or, in the case of the New Media, the recommendation of the Transaction Committee or fail to recommend against an acquisition proposal within five business days after a request by the other party to do so (subject to certain limitations).

We refer to any of the above actions as a change in recommendation. Notwithstanding the foregoing, the New Media Board (or the Transaction Committee) or the Gannett Board may, as applicable, subject to meeting the additional requirements and following the procedures described below, make a change in recommendation at any time prior to the receipt of the required approval of New Media stockholders or Gannett stockholders, as applicable:

•	in response to an intervening event (as defined below); or
•	following receipt after the date of the merger agreement of an unsolicited bona fide written acquisition proposal that did not result from or arise out of a breach of the non-solicitation obligations described under the heading “—No Solicitation” beginning on page [ ] and that the board of directors or, in the case of New Media, the Transaction Committee determines in good faith, in consultation with its financial advisors and outside legal counsel, is a superior proposal.

Prior to making a change in recommendation in response to an intervening event, New Media or Gannett, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors or, in the case of New Media, the Transaction Committee intends to effect a change in recommendation and specifying, in reasonable detail, the reasons for doing so;
•	negotiate in good faith with the other party (if requested by the other party) during such five business day period to amend the terms of the merger agreement in a manner that would make the failure to effect a change in recommendation no longer inconsistent with the fiduciary duties of the members of the board of directors or, in the case of New Media, the Transaction Committee to its stockholders under applicable law; and
•	its board of directors or, in the case of New Media, the Transaction Committee must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a change in recommendation would be inconsistent with the fiduciary duties of the members of the board of directors or, in the case of New Media, the Transaction Committee to its stockholders under applicable law.

An “intervening event” with respect to New Media or Gannett means a material event, fact, circumstance, development or occurrence that does not relate to an acquisition proposal and that was, at the time the New Media Board or Gannett Board, as applicable, initially resolved to recommend that stockholders adopt the merger agreement, not known to, and not reasonably foreseeable (including through reasonable investigation) by, such board of directors, which event, fact, circumstance, development or occurrence becomes known to or by such board of directors prior to obtaining the New Media stockholder approval or the Gannett stockholder approval, as applicable. However, in no event will any of the following events, facts, circumstances, developments or occurrences constitute an intervening event: (1) changes in the price or trading volume of the common stock of New Media or Gannett (provided that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been an intervening event) or (2) New Media or Gannett meeting, failing to meet or exceeding any internal or published projections in respect of financial or operating metrics for any period (provided that the facts contributing to such circumstances may be taken into account in determining whether there has been an intervening event).

Prior to making a change in recommendation in response to a superior proposal, New Media or Gannett, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors or, in the case of New Media, the Transaction Committee intends to effect a change in recommendation, specifying the material terms of the applicable acquisition proposal and including a copy of any transaction documents relating to the acquisition proposal (provided that any amendment to the amount or form of consideration payable in connection with the acquisition proposal and any material amendment to any other material term of the acquisition proposal will require a new notice and an additional three business day period);
•	negotiate in good faith with the other party during such five business day period (or any subsequent three business day period) to amend the terms of the merger agreement so that the acquisition proposal would no longer constitute a superior proposal; and
•	its board of directors or, in the case of New Media, the Transaction Committee must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a change in recommendation would be inconsistent with the fiduciary duties of the members of the board of directors or, in the case of New Media, the Transaction Committee to its stockholders under applicable law and that the acquisition proposal would continue to constitute a superior proposal if the revisions proposed by the other party were given effect.

Recommendation of the New Media Board and the Transaction Committee

The Transaction Committee has unanimously (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders and (2) adopted resolutions recommending that the New Media Board approve and declare the advisability of the merger agreement and the consummation of the transactions contemplated by the merger agreement and that New Media stockholders approve the transactions contemplated by the merger agreement.

The New Media Board, upon the unanimous recommendation of the Transaction Committee, has unanimously (with Mr. Reed abstaining from the vote on the Amended Management Agreement) (1) determined that the merger agreement is advisable and fair to, and in the best interests of, New Media and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by New Media of the merger agreement and declaring the advisability of the merger agreement, (3) adopted resolutions recommending that the holders of New Media common stock approve the transactions contemplated by the merger agreement and (4) directed that the transactions contemplated by the merger agreement be submitted for consideration by New Media stockholders at a meeting of such stockholders to be called for such purpose.

Recommendation of the Gannett Board

The Gannett Board has unanimously (1) determined that the merger agreement is advisable and in the best interests of Gannett and its stockholders, (2) adopted resolutions approving the execution, delivery and performance by Gannett of the merger agreement and declaring the advisability of the merger agreement, (3) adopted resolutions recommending that Gannett stockholders adopt the merger agreement and (4) directed that such matter be submitted for consideration by Gannett stockholders at a meeting of such stockholders to be called for such purpose.

Stockholders Meetings

Each of New Media and Gannett has agreed to hold, as applicable, the New Media special meeting or the Gannett special meeting and, subject to the qualifications described under the heading “—Changes in Recommendations” beginning on page [  ], to (1) use its reasonable best efforts to obtain the required stockholder approval(s) and (2) not submit any other proposal (other than (a) matters of procedure and matters required by law to be voted on by the stockholders of such party in connection with (i) in the case of Gannett, the adoption of the merger agreement and the approval of the transactions contemplated thereby and (ii) in the case of New Media, the approval of the transactions contemplated by the merger agreement, including the Share Issuance, and (b) if the special meeting is also such party’s annual meeting, proposals customarily brought in connection with such party’s annual meeting) to such party’s stockholders in connection with such party’s special meeting without the prior written consent of the other party.

If New Media or Gannett, as applicable, reasonably believes it will not receive proxies representing a sufficient number of shares of common stock to obtain the required stockholder approval of such party, such party will have the right to, and will upon request by the other party, on one or more occasions postpone or adjourn its respective special meeting for the minimum duration determined by such party in good faith to be necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days.

Governmental and Regulatory Approvals

Each of New Media, Gannett, Intermediate Holdco and Merger Sub has agreed to use its reasonable best efforts to take all actions, to do all things and to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement, including using reasonable best efforts to (1) prepare and file all documentation to effect all necessary applications, notices, petitions and filings and to obtain all waiting period expirations or terminations, consents, clearances and other authorizations necessary or advisable to be obtained from any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement, (2) obtain all such waiting period expirations or terminations, consents, clearances and other authorizations and (3) give all notices and obtain all consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations that are necessary or advisable to be given to or obtained from any third party other than a governmental entity in connection with the merger or any of the other transactions contemplated by the merger agreement.

In addition, each of New Media and Gannett has agreed to use reasonable best efforts to take any and all steps and to make any and all undertakings necessary to (1) resolve any objections that a governmental entity of competent jurisdiction asserts under any regulatory law with respect to the transactions contemplated by the merger agreement and (2) avoid or eliminate each and every impediment under any applicable regulatory law asserted by any such governmental entity of competent jurisdiction with respect to the transactions contemplated by the merger agreement, in each case to the extent necessary so as to enable the closing to occur no later than the termination date (as defined below), which reasonable best efforts will include (subject to the limitations described below):

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of New Media or Gannett or any of their respective subsidiaries;
•	taking or committing to take such other actions that may limit or impact New Media’s or Gannett’s or any of their respective subsidiaries’ freedom of action with respect to, or its ability to retain, any of New Media’s or Gannett’s or any of their respective subsidiaries’ operations, divisions, businesses, products lines, contracts, customers or assets;
•	entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effect any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the merger and the other transactions contemplated by the merger agreement, in any case, that may be issued by any court or other governmental entity;
•	creating, terminating or divesting relationships, contractual rights or obligations of New Media, Gannett or their respective subsidiaries; and
•	forfeiting or non-continuing any license or permit of New Media or Gannett (including withdrawing or being compelled to withdraw from an applicable jurisdiction or being subject to any suspension of a license or permit of New Media or Gannett);

in each case in connection with obtaining any, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations for the transactions contemplated by the merger agreement under the HSR Act or any other regulatory law or from any governmental entity so as to enable the closing to occur no later than the termination date. Gannett will not, unless requested to do so by New Media, commit to or effect any action contemplated in any of the bullet points of the preceding sentence.

If any administrative or judicial action or proceeding by a governmental entity of competent jurisdiction is instituted challenging the transactions contemplated by the merger agreement, each of New Media and Gannett must use its reasonable best efforts to:

•	oppose fully and vigorously, including by defending through litigation, any such action or proceeding;
•	pursue vigorously all available avenues of administrative and judicial appeal; and
•	seek to have vacated or overturned any judgment, decree, injunction, ruling or order that is in effect that prohibits or restricts consummation of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing, in connection with obtaining any, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations for the transactions contemplated by the merger agreement under the HSR Act or any other regulatory law or from any governmental entity, none of New Media or any of its subsidiaries will be required to, and none of Gannett and its subsidiaries will be permitted to, without the prior written consent of New Media, offer, accept, agree to or commit to any term, condition, liability, obligation or undertaking that is not conditioned on the consummation of the merger or that, individually or in the aggregate, would have or would be reasonably likely to have a burdensome condition, which is described in the section entitled “Risk Factors—Risks Relating to the Merger” beginning on page [  ].

While the parties have agreed, under certain circumstances, to take the actions described in this section, the parties may also elect to take other actions.

The merger agreement provides that New Media and Gannett will jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any governmental entity in connection with the merger agreement and the transactions contemplated by the merger agreement.

Under the HSR Act and the rules and regulations promulgated under the HSR Act, the merger may not be consummated until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the earlier termination of that waiting period. If the DOJ or the FTC issues a second request, prior to the expiration of the initial waiting period, the waiting period is extended until 30 days after the parties substantially comply with the request, unless the waiting period is extended voluntarily by agreement of the parties or terminated earlier by the DOJ.

Consummation of the merger is conditioned on the termination or expiration of the waiting period (and any extension thereof) applicable to the merger under the HSR Act. Consummation of the merger is also conditioned upon approval of the European Commission.

New Media and Gannett are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought.

Employee Benefits

From the effective time through December 31, 2020, New Media will provide each Gannett employee who remains employed by New Media or one of its subsidiaries (other than any employee who is covered by a collective bargaining agreement), whom we refer to as a continuing employee, with (1) a base salary or base wage that is no less favorable than the base salary or base wage provided to such continuing employee immediately prior to the effective time, (2) short-term and long-term target incentive compensation opportunities that are no less favorable in the aggregate than those opportunities provided to such continuing employee immediately prior to the effective time, (3) employee benefits that are substantially comparable in the aggregate to the benefits provided to such continuing employee immediately prior to the effective time and (4) severance benefits that are no less favorable than the severance benefits provided by Gannett and its subsidiaries to such employees immediately prior to the effective time.

As of the effective time, New Media will assume and honor all Gannett benefit plans in accordance with their terms, and will assume and honor all Gannett collective bargaining agreements. For all purposes under any New Media benefit plan that provides benefits to any continuing employee after the effective time, each continuing employee will, subject to applicable law and any obligations under any company collective bargaining agreements, be credited with his or her years of service with Gannett or any of its subsidiaries before the effective time, to the same extent as such continuing employee was entitled, before the effective time, to credit for such service under any similar Gannett benefit plans except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, and subject to any applicable law and any obligations under the Gannett collective bargaining agreements, New Media will, or will cause its applicable affiliate, to provide that no pre-existing conditions, exclusions or waiting periods will apply to continuing employees under the New Media benefit plans, except to the extent such condition or exclusion was applicable to an individual continuing employee prior to the effective time. With respect to the plan year during which the effective time occurs, New Media, or its applicable affiliate, will provide each continuing employee with credit for deductibles and out-of-pocket requirements paid prior to the closing date in satisfying any applicable deductible or out-of-pocket requirements under the New Media benefit plans.

New Media will assume and honor each outstanding Gannett cash-based performance unit in accordance with its terms. The number of Gannett cash-based performance units outstanding as of immediately following the effective time will be determined in good faith by the Gannett Board or a committee thereof and in accordance with the terms of such cash-based performance units, and, following the effective time, the cash-based performance units will be subject to the same terms and conditions as applicable to the cash-based performance units prior to the effective time, excluding performance conditions.

Gannett and New Media acknowledge that a “change in control” will occur at the effective time for purposes of Gannett’s compensation and benefit plans.

Financing

Consummation of the merger is not conditioned on New Media’s ability to obtain financing. In connection with the execution of the merger agreement, New Media entered into the debt commitment letter with Apollo, pursuant to which Apollo, on behalf of one or more funds, accounts or other clients managed by it or its affiliates, has committed to provide New Media with a $1.792 billion senior secured term loan facility, which we refer to as the debt financing, to be made available to New Media upon the closing of the merger, subject to certain terms and conditions set forth in the debt commitment letter.

The merger agreement requires New Media to, and requires New Media to cause its subsidiaries to, use reasonable best efforts to take all actions necessary, proper or advisable to arrange and consummate the debt financing (including any required substitute financing) in an amount sufficient, together with cash on hand, to consummate the merger and the other transactions contemplated by the merger agreement no later than the closing, including by using reasonable best efforts to:

•	maintain in effect the debt commitment letter and comply in all material respects with all of New Media’s and its subsidiaries’ obligations under the debt commitment letter;
•	negotiate, enter into and deliver definitive agreements with respect to the provision of funds reflecting the terms contained in the debt commitment letter (or with other terms agreed by New Media and the applicable financing entities, subject to the restrictions on amendments to the debt commitment letter described in the next paragraph), so that such agreements will be in effect through the closing;
•	enforce their rights under the debt commitment letter; and
•	satisfy on a timely basis all of the conditions to the provision of funds pursuant to the debt commitment letter and the definitive agreements related to such financing that are in New Media’s (or its subsidiaries’) control.

In the event that all of the conditions to New Media’s obligation to effect the merger, as described under the heading “—Conditions to the Merger” beginning on page [  ], have been satisfied or waived or, upon funding of the debt financing pursuant to the debt commitment letter, will have been satisfied or waived, New Media will, and will cause its subsidiaries to, use reasonable best efforts to cause the persons providing such financing to fund the financing on the closing date, to the extent the proceeds of such financing are required to consummate the merger and the other transactions contemplated by the merger agreement (including the payment of the cash consideration, any other amounts required to be paid pursuant to the merger agreement, any indebtedness of Gannett required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement). New Media and/or Intermediate Holdco will be required to pay, or cause to be paid, all fees and other amounts under the debt commitment letter.

New Media and Intermediate Holdco may not amend, modify, replace, terminate, assign or agree to any waiver under the debt commitment letter without the prior approval of Gannett, to the extent such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the debt commitment letter would:

•	reduce the aggregate cash amounts to be funded pursuant to the debt commitment letter (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of such financing following such reduction, together with cash on hand and other financial resources of New Media on the closing date, is sufficient to consummate the merger and the other transactions contemplated by the merger agreement (it being understood that any such reduction in such amounts in accordance with the terms of the debt commitment letter is permitted);
•	impose new or additional conditions to the funding of amounts pursuant to the debt commitment letter or otherwise expand, amend, modify or waive any of the conditions to such financing; or
•	otherwise expand, amend, modify or waive any provision of the debt commitment letter in a manner that would reasonably be expected to:
○	materially delay or make less likely the funding of amounts pursuant to the debt commitment letter, or satisfaction of the conditions to such financing, on the closing date;
○	materially adversely impact the ability of New Media or Intermediate Holdco to enforce its rights against the applicable financing entities or any other parties to the debt commitment letter or the definitive agreements with respect to the provision of funds pursuant to the debt commitment letter; or
○	materially adversely affect the ability of New Media or any of its subsidiaries to timely consummate the merger and the other transactions contemplated by the merger agreement.

However, New Media and Intermediate Holdco may modify, supplement or amend the debt commitment letter to:

•	add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the debt commitment letter as of the date of the merger agreement; and
•	implement or exercise any “market flex” provisions contained in the debt commitment letter.

The merger agreement requires Gannett to, requires Gannett to cause its subsidiaries to and requires Gannett to use its reasonable best efforts to cause its and their respective representatives to, upon the reasonable request of New Media or any of its subsidiaries, provide customary cooperation in connection with the provision of funds pursuant to the debt commitment letter or any other financing of New Media or any of its subsidiaries in connection with the merger and the other transactions contemplated by the merger agreement, including by doing the following:

•	furnishing certain financial information to New Media, including, among other things, the financial information regarding Gannett and its subsidiaries required to be delivered under the debt commitment letter;
•	using reasonable best efforts to obtain and deliver required auditor consents;

•	using reasonable best efforts to cause Gannett’s independent accountants to participate in drafting sessions and accounting due diligence sessions in connection with the financing and provide customary comfort letters, to the extent required;
•	using reasonable best efforts to assist New Media in its preparation of rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents and similar or related documents to be prepared in connection with the financing;
•	using reasonable best efforts to cooperate with customary marketing efforts of New Media, including using reasonable best efforts to cause its management team to assist in preparation for and to participate in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and using reasonable efforts to ensure that any syndication efforts benefit from any existing lending and investment banking relationships;
•	causing the taking of corporate actions reasonably necessary to permit the completion of the provision of funds pursuant to the debt commitment letter by persons that will remain or will become officers or directors of the surviving corporation;
•	delivering to New Media, no later than three business days prior to the closing date of the merger, any documentation about Gannett required under applicable “know your customer” and anti-money laundering laws and certifications regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, to the extent requested by any applicable financing parties no later than ten business days prior to the closing date of the merger;
•	cooperating with respect to the provision of guarantees, including by executing and delivering related definitive documents, to take effect following the closing in connection with the financing;
•	providing customary authorization letters to applicable financing parties, authorizing the distribution of information to prospective lenders or investors and containing a representation that public side versions of such documents, if any, do not include material non-public information about Gannett or its subsidiaries; and
•	upon the reasonable request of New Media or any of its subsidiaries and as necessary to consummate the provision of funds pursuant to the debt commitment letter, providing reasonable assistance in the preparation of pro forma information, risk factor disclosure and other disclosures required to consummate the provision of funds pursuant to the debt commitment letter.

The merger agreement provides that any required cooperation by Gannett, as described in the preceding sentence, will not unreasonably interfere with the ongoing operations of Gannett or its subsidiaries.

Neither Gannett nor any of its subsidiaries will be required to pay any commitment or other similar fee or incur any liability or expenses in connection with any financing to be obtained by New Media in connection with the transactions contemplated by the merger agreement, except such expenses for which New Media or one of its subsidiaries is obligated to reimburse Gannett or, if reasonably requested by Gannett, for which funds that are actually necessary to pay such expenses are provided in advance by New Media or one of its subsidiaries to Gannett. In addition, the merger agreement requires New Media and its subsidiaries to indemnify and hold harmless Gannett, its subsidiaries and their respective representatives from and against any and all liabilities, losses and damages incurred by them in connection with the financing to the fullest extent permitted by law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses and damages are the result of gross negligence, bad faith or willful misconduct, material breach of the merger agreement, or material misstatements or omissions in information provided in writing for use in connection with the financing. New Media will also reimburse Gannett and its subsidiaries for all reasonable and documented out-of-pocket costs or expenses actually incurred in connection with the financing, whether or not the merger is consummated or the merger agreement is terminated.

Existing Debt

The merger agreement requires Gannett to facilitate (1) the termination of all commitments in respect of the Gannett credit agreement prior to the closing of the merger in accordance with the merger agreement, and the repayment in full of all obligations in respect of any indebtedness incurred under the Gannett credit agreement and (2) to the extent requested by New Media and reasonably necessary to consummate the debt financing or any substitute financing, the termination, repayment, redemption or defeasance of any other indebtedness for borrowed money incurred by Gannett and its subsidiaries after the date of the merger agreement and the repayment in full of all obligations in respect of such indebtedness and the release of any liens securing any such indebtedness and guarantees in connection with such indebtedness, in each case effective on the closing date of the merger.

In addition, Gannett and its subsidiaries are required to use their reasonable best efforts to comply with all of their respective obligations under the Indenture, dated as of April 9, 2018, between Gannett and U.S. Bank National Association, as trustee (the “Gannett notes indenture”), and will not amend, supplement or modify any terms of the Gannett notes indenture without New Media’s prior written consent.

Indemnification and Insurance

The merger agreement requires, from and after the effective time, New Media and its subsidiaries to indemnify, to the fullest extent permitted by law, any Indemnified Person (as defined below) against all losses, claims, damages, costs, expenses, liabilities and judgments incurred or paid in connection with any claim, demand, action, suit, proceeding, subpoena or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of Gannett or any of its subsidiaries, or is or was serving at the request of Gannett as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the effective time (including acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated thereby). An “Indemnified Person” is any person who is now, or has been at any time prior to the effective time, (1) an officer or director of Gannett or any of its subsidiaries or (2) serving at the request of Gannett as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust.

For six years from the effective time, Gannett, as the surviving corporation in the merger, will not and will not permit any of its subsidiaries to amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Gannett’s or any of its subsidiaries’ organizational documents as in effect immediately prior to the effective time in any manner that would adversely affect the rights of any Indemnified Person under such organizational documents.

The merger agreement requires New Media to cause Gannett, as the surviving corporation in the merger, to maintain in effect for six years from the effective time, Gannett’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the effective time with respect to Indemnified Persons; provided, however, that in no event will Gannett be required to expend more than an amount per year equal to 300% of current annual premiums paid by Gannett for such insurance. In the event that, but for the limitation described in the preceding sentence, Gannett would be required to expend more than 300% of current annual premiums, Gannett will obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums.

In lieu of the foregoing, Gannett may, at its election, purchase at or prior to the effective time, and New Media may, at its election, purchase following the effective time a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the effective time covering each Indemnified Person for an amount not to exceed 300% of current annual premiums without New Media’s prior written consent. If such “tail” policy has been established by New Media or Gannett, New Media will not terminate such policy and will cause all obligations of New Media or Gannett under such policy to be honored by Gannett, as the surviving corporation in the merger.

From and after the effective time, New Media will provide to the directors and officers of Gannett who become directors or officers of New Media or any of its subsidiaries, directors’ and officers’ liability insurance on the same basis and to the same extent as that, if any, provided to other similarly situated directors or officers of New Media or such subsidiary.

Governance of the Combined Company

Under the merger agreement, New Media and Gannett have agreed to certain provisions relating to the governance of the combined company, including composition of the combined company board of directors, the establishment of a transformation committee, the role of CEO of the operating subsidiaries of New Media, the brand which New Media’s operating subsidiaries will operate under and the headquarters of the combined company. For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page [  ].

Dividend Coordination

Under the merger agreement, New Media and Gannett have agreed to coordinate with each other to designate the same record and payment dates for their respective quarterly dividends declared in any calendar quarter in which the closing might reasonably be expected to occur in order to ensure that holders of New Media common stock and Gannett common stock do not receive two dividends, or fail to receive one dividend, for any single calendar quarter ended prior to the closing with respect to each share of New Media common stock and Gannett common stock, respectively.

Amended Management Agreement

Under the merger agreement, New Media has agreed not to amend, restate or otherwise modify, or offer or commit to amend, restate or otherwise modify, the Amended Management Agreement without the prior written consent of Gannett.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between New Media and Gannett in the preparation of this joint proxy statement/prospectus;
•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;
•	cooperation between New Media and Gannett in the defense or settlement of any stockholder litigation relating to the transactions contemplated by the merger agreement;
•	cooperation between New Media and Gannett in connection with public announcements;
•	actions by New Media and Gannett to exempt certain dispositions of Gannett common stock and acquisitions of New Media common stock under Rule 16b-3 promulgated under the Exchange Act;
•	cooperation between New Media and Gannett in delisting the Gannett common stock from the NYSE and terminating the registration of Gannett common stock under the Exchange Act, effective as of the effective time;
•	actions by New Media to cause the shares of New Media common stock to be issued in connection with the merger and shares of New Media common stock to be reserved upon settlement or exercise of equity awards in respect of New Media common stock to be listed on the NYSE, subject to official notice of issuance, prior to the effective time; and
•	actions by New Media or Gannett contemplated by Exhibit C (Governance Matters) to the merger agreement.

Conditions to the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or (to the extent permitted by law) waiver by New Media and Gannett at or prior to the effective time of the following conditions:

•	Gannett Stockholder Approval. Gannett having obtained the affirmative vote of holders of a majority of the outstanding shares of Gannett common stock entitled to vote at the Gannett special meeting in favor of the adoption of the merger agreement.

•	New Media Stockholder Approval. New Media having obtained (1) the approval of the Share Issuance by the affirmative vote of a majority of the votes cast by holders of outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting and (2) the approval of the transactions contemplated by the merger agreement, including the Share Issuance, by the affirmative vote of holders of a majority of the outstanding shares of New Media common stock entitled to vote thereon at the New Media special meeting, disregarding any votes cast by any Fortress Stockholders.
•	Absence of Legal Restraint. No law having been adopted or promulgated, or being in effect, and no temporary, preliminary or permanent injunction or order issued by one or more governmental entities of competent jurisdiction being in effect, in each case having the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the merger.
•	Absence of Regulatory Proceedings. None of the DOJ, the FTC or the European Commission having instituted any action or proceeding pursuant to a regulatory law (which remains pending at what would otherwise be the closing date) before any U.S. court or other governmental entity of competent jurisdiction seeking to temporarily or permanently enjoin, restrain or otherwise prohibit consummation of the merger or impose a legal restraint.
•	Regulatory Clearances. The waiting period (and any extension thereof) applicable to the merger and the other transactions contemplated by the merger agreement under the HSR Act having been terminated or having expired, and the approval of the merger by the European Commission under the European Union Merger Regulation having been received and being in full force and effect.
•	NYSE Listing. The shares of New Media common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.
•	Effectiveness of Registration Statement. The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part having been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC.

The obligations of New Media, Intermediate Holdco and Merger Sub to effect the merger are subject to the satisfaction, or waiver by New Media, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties.
○	Certain representations and warranties of Gannett relating to corporate organization, good standing and qualification, corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, absence of convertible or other similar securities, authorization and validity of Gannett common stock and related matters, takeover laws and anti-takeover provisions in organizational documents, opinions of financial advisors, and absence of brokers, finders or similar intermediaries being true and correct in all material respects, both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
○	Certain representations and warranties of Gannett relating to the outstanding common stock of Gannett, the outstanding equity awards of Gannett and related matters being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
○	Certain representations and warranties of Gannett relating to the absence of a material adverse effect with respect to Gannett being true and correct in all respects both when made and at and as of the closing date.
○	All other representations and warranties of Gannett set forth in the merger agreement being true and correct both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

•	Covenants. Gannett having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. New Media having received a certificate of an executive officer of Gannett, dated as of the closing date, certifying that the conditions described in this paragraph under “—Representations and Warranties” and “—Covenants” have been satisfied.

The obligations of Gannett to effect the merger are subject to the satisfaction, or waiver by Gannett, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties.
○	Certain representations and warranties of New Media, Intermediate Holdco and Merger Sub relating to corporate organization, good standing and qualification, corporate or other organizational power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement, absence of convertible or other similar securities, authorization and validity of New Media common stock, Merger Sub common stock, Intermediate Holdco limited liability company interests and related matters, takeover laws and anti-takeover provisions in organizational documents, opinions of financial advisors, and absence of brokers, finders or similar intermediaries being true and correct in all material respects, both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
○	Certain representations and warranties of New Media relating to the outstanding common stock of New Media, the outstanding equity awards of New Media and related matters being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
○	Certain representations and warranties of New Media, Intermediate Holdco and Merger Sub relating to the absence of a material adverse effect with respect to New Media being true and correct in all respects both when made and at and as of the closing date.
○	All other representations and warranties of New Media, Intermediate Holdco and Merger Sub set forth in the merger agreement being true and correct both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
•	Covenants. New Media having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Gannett having received a certificate of an executive officer of New Media, dated as of the closing date, certifying that the conditions described in this paragraph under “—Representations and Warranties” and “—Covenants” have been satisfied.
•	Amended Management Agreement. The Amended Management Agreement not being amended, restated or otherwise modified after the date of the merger agreement and remaining in full force and effect in accordance with its terms.

Termination

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time (except as provided below, whether before or after the New Media stockholder approval and Gannett stockholder approval have been obtained) as follows (provided that in the case of any termination by New Media, such termination may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee):

•	by mutual written consent of New Media and Gannett;
•	by either New Media or Gannett:
○	if the effective time has not occurred on or before February 5, 2020, provided that, if on this termination date, any of the conditions described under the sections entitled “—Conditions to the Merger—Absence of Legal Restraint” (but only to the extent that the applicable legal restraint relates to a regulatory law), “—Conditions to the Merger—Absence of Legal Proceedings or “—Conditions to the Merger—Regulatory Approvals”, each beginning on page [ ], are not satisfied but all other closing conditions either have been satisfied or waived, or would have been capable of being satisfied if the closing were to occur on such date, then the termination date will automatically be extended to May 5, 2020 (provided further that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the failure of the effective time to occur on or before the termination date);
○	if any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the merger is in effect and has become final and non-appealable (provided that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted); or
○	if (1) the Gannett stockholder approval has not been obtained at the Gannett special meeting or (2) the New Media stockholder approval has not been obtained at the New Media special meeting (in each case, as the applicable meeting may have been adjourned or postponed in accordance with the merger agreement);
•	by Gannett:
○	prior to the receipt of the New Media stockholder approval, if there has been a change in recommendation effected by the New Media Board, whether or not such change in recommendation is permitted by the merger agreement provisions described under the heading “—Covenants and Agreements—Changes in Recommendations” beginning on page [ ];
○	prior to the receipt of the Gannett stockholder approval and if permitted by the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal, subject to the prior or concurrent payment of a $45 million termination fee to New Media; or
○	if New Media, Intermediate Holdco or Merger Sub has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of New Media, Intermediate Holdco or Merger Sub has become untrue, in either case such that the applicable closing condition with respect thereto would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from Gannett to New Media and (b) the termination date (provided that this right to terminate the merger agreement will not be available to Gannett if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Gannett has become untrue, in either case so as to result in the failure of the applicable closing condition);
•	by New Media:
○	prior to the receipt of the Gannett stockholder approval, if there has been a change in recommendation effected by the Gannett Board, whether or not such change in recommendation is permitted by the merger agreement provisions described under the heading “—Covenants and Agreements—Changes in Recommendations” beginning on page [ ];

○	prior to the receipt of the New Media stockholder approval and if permitted by the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal, subject to the prior or concurrent payment of a $28 million termination fee to Gannett; or
○	if Gannett has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of Gannett has become untrue, in either case such that the applicable closing condition with respect thereto would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from New Media to Gannett and (b) the termination date (provided that this right to terminate the merger agreement will not be available to New Media if New Media, Intermediate Holdco or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of New Media, Intermediate Holdco or Merger Sub has become untrue, in either case so as to result in the failure of the applicable closing condition).

Effect of Termination

In the event of termination of the merger agreement as described under the heading “—Termination” beginning on page [  ], there will be no liability or obligation on the part of any party to the other party under the merger agreement, except that:

•	the confidentiality agreement between New Media and Gannett will survive the termination;
•	certain provisions of the merger agreement will survive the termination, including the merger agreement provisions described under the heading “—Termination Fees; Expenses” beginning on page [ ] and this section; and
•	termination of the merger agreement will not relieve any party from any liability or damages, incurred or suffered by a party to the extent such liability or damages arise out of fraud or any intentional breach of any covenant or agreement in the merger agreement occurring prior to the termination (in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity); provided, however, that, in the event that any termination fee becomes due and payable to a party in accordance with the merger agreement, the payment of such fee (and any applicable payments required to be made in respect of reasonable costs and expenses incurred in connection with any action taken to collect payment of an overdue termination fee) will be the sole and exclusive remedy of such party, its subsidiaries, stockholders, affiliates, officers, directors, employees and other representatives for (1) any loss, liability or damages suffered, directly or indirectly, as a result of the failure of the merger to be consummated, (2) the termination of the merger agreement, (3) any liabilities or obligations arising under the merger agreement, or (4) any claims or actions or other losses arising out of or relating to the merger agreement or any breach, termination or failure of or under the merger agreement.

Termination Fees; Expenses

All fees and expenses incurred in connection with the merger will be the obligation of the respective party incurring such fees and expenses, except (1) New Media and Gannett will each bear and pay one-half of the expenses incurred in connection with (a) the filing, printing and mailing of this joint proxy statement/prospectus and (b) filing fees related to the merger and the merger agreement under the HSR Act, (2) as provided in the merger agreement provisions described under the headings “—Covenants and Agreements—Financing” and “—Covenants and Agreements—Existing Debt” beginning on pages [  ] and [  ] respectively, and (3) as provided in the merger agreement provisions described under the heading “—Effect of Termination” beginning on page [  ] and this section.

If the merger agreement is terminated under certain circumstances, Gannett will be required to pay to New Media a termination fee of $45 million (the “Gannett Termination Fee”) or New Media will be required to pay to Gannett a termination fee of $28 million (the “New Media Termination Fee”). The Gannett Termination Fee will be payable by Gannett to New Media in any of the following circumstances:

•	(1) if New Media terminates the merger agreement because of a change in recommendation by the Gannett Board or (2) if the merger agreement is terminated because of a failure to obtain the Gannett stockholder approval and, at the time of such termination under (2), New Media had the right to terminate the merger agreement because the Gannett Board had previously changed its recommendation;
•	if all of the following events occur:
○	(1) Gannett or New Media terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the Gannett stockholder approval, or (2) New Media terminates the merger agreement because of a breach by Gannett of the merger agreement provisions described under the headings “—Covenants and Agreements—No Solicitation”, “—Covenants and Agreements—Changes in Recommendations” or “—Covenants and Agreements—Stockholders Meeting” beginning on pages [ ], [ ] and [ ], respectively, or Gannett’s obligations in respect of the preparation of this joint proxy statement/prospectus;
○	after the date of the merger agreement, an acquisition proposal with respect to Gannett is publicly disclosed or announced or becomes publicly known:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);
•	at or prior to the time of the Gannett special meeting (in the case of a termination resulting from a failure to obtain the Gannett stockholder approval); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of Gannett’s covenants described in subclause (b) of the immediately preceding main bullet); and
○	within 12 months following such termination, (1) Gannett or any of its subsidiaries enters into a definitive agreement with respect to an acquisition proposal and such acquisition proposal is subsequently consummated or any acquisition proposal is consummated or (2) any person commences a tender offer or exchange offer in respect of an acquisition proposal that is thereafter consummated; or
•	if Gannett terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

The New Media Termination Fee will be payable by New Media to Gannett in any of the following circumstances:

•	(1) if Gannett terminates the merger agreement because of a change in recommendation by the New Media Board or the Transaction Committee or (2) if the merger agreement is terminated because of a failure to obtain the New Media stockholder approval and, at the time of such termination under (2), Gannett had the right to terminate the merger agreement because the New Media Board or the Transaction Committee had previously changed its recommendation;
•	if all of the following events occur:
○	(1) New Media or Gannett terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the New Media stockholder approval, or (2) Gannett terminates the merger agreement because of a breach by New Media of the merger agreement provisions described under the headings “—Covenants and Agreements—No Solicitation”, “—Covenants and Agreements—Changes in Recommendations” or “—Covenants and Agreements—Stockholders Meeting” beginning on pages [ ], [ ] and [ ], respectively, or New Media’s obligations in respect of the preparation of this joint proxy statement/prospectus;
○	after the date of the merger agreement, an acquisition proposal with respect to New Media is publicly disclosed or announced or becomes publicly known:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);

•	at or prior to the time of the New Media special meeting (in the case of a termination resulting from a failure to obtain the New Media stockholder approval); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of New Media’s covenants described in subclause (b) of the immediately preceding main bullet); and
○	within 12 months following such termination, (1) New Media or any of its subsidiaries enters into a definitive agreement with respect to an acquisition proposal and such acquisition proposal is subsequently consummated or any acquisition proposal is consummated or (2) any person commences a tender offer or exchange offer in respect of an acquisition proposal that is thereafter consummated; or
•	if New Media terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once.

Amendment and Waiver

Amendment

The merger agreement may be amended by the parties, at any time before or after approval of the matters presented in connection with the merger by Gannett stockholders, but (1) after any such approval, no amendment will be made which by law requires further approval by such stockholders, without approval by such stockholders and (2) in the case of New Media, any such amendment may be effected only upon the recommendation of, or otherwise at the direction or with the approval of the Transaction Committee.

Waiver

To the extent permitted by law, the parties may (1) extend the time for the performance of any of the obligations or acts of the other parties, (2) waive any inaccuracies in the representations and warranties of the other parties set forth in the merger agreement or any certificate delivered pursuant thereto, (3) waive compliance with any of the agreements of the other parties contained in the merger agreement or (4) waive any of the conditions to the parties’ obligations to consummate the merger, but (a) after approval of the matters presented in connection with the merger by Gannett stockholders, no such extension or waiver will be made which by law requires further approval by such stockholders, without approval by such holders, and (b) in the case of any such extension or waiver by New Media, such extension or waiver may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee. Any agreement on the part of the parties to the merger agreement to any extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights, nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Specific Performance and Third-Party Beneficiaries

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is waived. The parties agreed that they would be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to confer, and does not confer, any rights or remedies under or by reason of the merger agreement on any persons other than the parties and their respective successors and permitted assigns, other than (1) as described under the heading “—Covenants and Agreements —Indemnification and Insurance” beginning on page [  ], (2) the right of each of Gannett’s and its affiliates’ respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives of Gannett and its affiliates to be indemnified and held harmless by New Media and its subsidiaries from and against any and all liabilities, losses and claims incurred by them in connection with the financing to be obtained by New Media or its subsidiaries in connection with the merger and (3) the right of each of certain financing sources to enforce provisions of the merger agreement relating to certain aspects of any proceedings involving such financing sources arising out of or relating to the merger agreement or the financing to be obtained by New Media or its subsidiaries in connection with the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the material U.S. federal income tax consequences of the merger to holders of Gannett common stock that exchange their Gannett common stock for the merger consideration.

This discussion is based upon the Code, Treasury Regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those holders of Gannett common stock that hold their Gannett common stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or other financial institution;
•	a tax-exempt organization;
•	a real estate investment trust or real estate mortgage investment conduit;
•	an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);
•	an insurance company;
•	a regulated investment company or mutual fund;
•	a broker-dealer or trader in stocks and securities, or currencies;
•	a trader in securities that elects the mark-to-market method of accounting for its securities;
•	a person subject to the alternative minimum tax provisions of the Code;
•	a person that received Gannett common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a person that has a functional currency other than the U.S. dollar;
•	holders of Gannett common stock who exercise appraisal rights in connection with the merger under the DGCL;
•	a person that holds Gannett common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•	a person who owns or has owned (directly, indirectly or constructively) 5% or more of shares of Gannett common stock or New Media common stock (by vote or value) or otherwise exercises control over Gannett’s or New Media’s corporate affairs;
•	a grantor trust;
•	a controlled foreign corporation or passive foreign investment company; or
•	a U.S. expatriate.

No ruling has been requested from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Gannett common stock that is, for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. holder” is any beneficial owner of shares of Gannett common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Gannett common stock, the U.S. federal income tax consequences of the merger to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds shares of Gannett common stock, and any partners in such partnership, are urged to consult their tax advisors with respect to the tax consequences of the merger in their specific circumstances.

All holders of Gannett common stock are urged to consult their tax advisors regarding the particular federal, state, local and non-U.S. tax consequences to them of the merger.

The Merger

U.S. Holders

The receipt of the merger consideration by U.S. holders in exchange for shares of Gannett common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. holder who receives the merger consideration in exchange for shares of Gannett common stock pursuant to the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash, including any cash received in lieu of fractional shares of New Media common stock, and the fair market value of any New Media common stock (determined as of the merger) received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Gannett common stock exchanged therefor.

Capital gains of a non-corporate U.S. holder will generally be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder has held its Gannett common stock for more than one year as of the date of the merger. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Gannett common stock at different times or different prices, the U.S. holder must determine its tax basis and holding period separately for each block of Gannett common stock.

A U.S. holder’s aggregate tax basis in New Media common stock received in the merger will equal the fair market value of such stock as of the merger. A U.S. holder’s holding period in any shares of New Media common stock received in the merger will begin the day after the merger.

U.S. holders who hold shares of both Gannett common stock and New Media common stock at the time of the merger may be subject to different U.S. federal income tax treatment in the merger, as described below under “—Special Consequences of the Merger to Holders of Gannett Common Stock that Also Own New Media Common Stock”.

U.S. holders are urged to consult their tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal state and local tax laws or foreign tax laws.

Non-U.S. Holders

Subject to the discussion below under the sections entitled “—Special Consequences of the Merger to Holders of Gannett Common Stock that Also Own New Media Common Stock” and “—Information Reporting

and Backup Withholding”, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Gannett common stock for New Media common stock and cash in the merger unless:

•	any gain recognized on the exchange is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. holder); or
•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the date of the merger, and certain other conditions are satisfied.

If the Non-U.S. holder’s gain is described in the first bullet, then the Non-U.S. holder will generally be subject to U.S. federal income tax on a net income basis under the rules described above as if it were a U.S. holder of Gannett common stock and, in the case of a Non-U.S. holder that is a corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. holder is described in the second bullet, then such Non-U.S. holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by certain U.S. source capital losses of the Non-U.S. holder.

Non-U.S. holders are urged to consult their tax advisors regarding the potential applicability of these rules as well as any income tax treaty that may be applicable in their particular circumstances.

Non-U.S. holders who hold shares of both Gannett and New Media at the time of the merger may be subject to different treatment in the merger, as described below under “—Special Consequences of the Merger to Holders of Gannett Common Stock that Also Own New Media Common Stock”.

Notwithstanding the above, all Non-U.S. holders may be subject to withholding at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the consideration received in the merger, as described below under “—Special Consequences of the Merger to Holders of Gannett Common Stock that Also Own New Media Common Stock”.

Non-U.S. holders are urged to consult their tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Special Consequences of the Merger to Holders of Gannett Common Stock that Also Own New Media Common Stock

Section 304 will apply to the merger if holders of Gannett common stock, taken together, own 50% or more of New Media common stock, by vote or value, immediately following the completion of the merger. Certain constructive attribution rules apply to determine ownership for purposes of the ownership tests described in this paragraph. If Section 304 applies to the merger, to the extent a holder of Gannett common stock would otherwise be treated for U.S. federal income tax purposes as selling Gannett common stock to New Media for cash, such holder will instead be treated as receiving the cash consideration from New Media in a deemed redemption of shares of New Media common stock deemed issued to such holder. Because the application of Section 304 to the merger depends on the ownership of Gannett common stock and New Media common stock following the merger and is determined after the application of various constructive ownership rules, we are not able to determine whether Section 304 applies to the merger. Further, it may not be possible to establish with certainty following the closing whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. However, we believe it is possible that Section 304 may apply to the merger. Holders of Gannett common stock that own (including by attribution) New Media common stock are urged to consult their tax advisors, including with regard to any actions that may be taken to mitigate the potential application of Section 304.

If Section 304 applies to the merger, the deemed redemption of New Media stock in connection with the merger generally would be treated as having the effect of a distribution of a dividend in the event that the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The determination of whether a holder’s receipt of the cash consideration is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding Gannett common stock that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding Gannett common stock that is actually and constructively owned by such holder immediately after the merger

(including indirectly as a result of owning stock in New Media and taking into account any shares of New Media common stock actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction). The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Gannett, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend”. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly traded corporation will experience a “meaningful reduction” if the minority stockholder (1) has a minimal percentage stock interest, (2) exercises no control over corporate affairs, and (3) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of New Media common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account. If such deemed redemption is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend”, the deemed redemption would be taxable as a dividend (in an amount equal to the cash consideration received) to the extent of the holder’s allocable share of the earnings and profits of (1) New Media and (to the extent the cash consideration received by such holder exceeds the holder’s allocable share of New Media’s current and accumulated earnings and profits) (2) Gannett. To the extent that the amount of cash consideration exceeds Gannett’s and New Media’s current and accumulated earnings and profits for the taxable year of the merger, the distribution would first be treated as a tax-free return of capital, to the extent of the holder’s adjusted tax basis in its Gannett common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s Gannett common stock. The amount of any such gain would be taxed as described above under “—U.S. Holders” and “—Non-U.S. Holders”, as applicable.

For U.S. holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304, subject to exceptions for short-term and hedged positions. For corporate U.S. holders, dividends (1) may be eligible for a dividends-received deduction and (2) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations.

Subject to the discussion below regarding FATCA (defined below) and the discussion under the section titled “—Information Reporting and Backup Withholding”, for Non-U.S. holders, the receipt of any amounts treated as a dividend for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment). However, because it may not be certain at the time of closing whether Section 304 applies to the merger, and because the application of Section 304 depends on a holder’s particular circumstances, withholding agents may not be able to determine whether (and to what extent) any particular holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all Non-U.S. holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the cash consideration paid to the U.S. holders in the merger. If a withholding agent withholds any amount with respect to consideration to be received by a Non-U.S. holder that is exempt from such withholding, the Non-U.S. holder may apply for a refund by timely filing an appropriate claim with the IRS.

In order to obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other successor form), as applicable, certifying such Non-U.S. holder’s entitlement to benefits under the income tax treaty to the applicable withholding agent before cash consideration is paid pursuant to the merger. Non-U.S. holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Gannett’s and New Media’s current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

In addition, for Non-U.S. holders, the receipt of any amounts treated as a dividend will generally be subject to Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”). Non-U.S. holders are urged to consult their tax advisors regarding the application of FATCA.

Section 304 and the regulations and guidance thereunder are complex. Holders that actually or constructively own, or expect to own at the time of the completion of the merger, both Gannett common stock and New Media common stock are urged to consult their tax advisors with respect to the application of Section 304 in their particular circumstances (including as to their tax basis in the shares subject to Section 304) and any actions that may be taken to mitigate any potential adverse tax consequences, as well as, in the case of Non-U.S. holders, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the merger.

Information Reporting and Backup Withholding

Any cash received by a U.S. holder or a Non-U.S. holder in the merger may be subject to information reporting and backup withholding. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should timely complete and return to New Media or the exchange agent an IRS Form W-9 (or other successor form), certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding. A Non-U.S. holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8 (or other successor form).

Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all potential income tax effects relevant thereto or a discussion of any other type of taxes. All holders of Gannett common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, non-U.S. income and other applicable tax laws, and the effect of any proposed changes in the tax laws.

ACCOUNTING TREATMENT

New Media prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with New Media being considered the acquirer of Gannett for accounting purposes. New Media is considered to be the acquirer for accounting purposes as its stockholders, including the Manager, will hold the majority of the combined company’s shares and its directors will hold the majority of the voting power of the Board of Directors of the combined company. Accordingly, consideration paid or exchanged by New Media to complete the merger with Gannett will be allocated to assets and liabilities of Gannett based on their estimated fair values as of the date of completion of the merger. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Gannett based on management’s best estimates of fair value.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of operations of New Media for the year ended December 30, 2018 and of Gannett for the year ended December 31, 2018, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019, combine the historical consolidated statements of operations of New Media and Gannett, giving effect to the merger as if it had been completed on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines the historical consolidated balance sheets of New Media and Gannett, giving effect to the merger as if it had occurred on June 30, 2019. The historical consolidated financial statements of New Media and Gannett have been adjusted to reflect certain reclassifications in order to align financial statement presentation.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial information is for informational purposes only, is not intended to represent or to be indicative of actual results of operations or financial position of New Media and Gannett had the merger been completed on the dates assumed, and should not be taken as indicative of future consolidated results of operations or financial position.

In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with:

•	New Media's audited consolidated financial statements and related notes as of and for the year ended December 30, 2018, which are included in New Media’s Annual Report on Form 10-K for the year ended December 30, 2018;
•	New Media’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019, which are included in New Media’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019;
•	Gannett’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2018, which are included in Gannett’s Annual Report on Form 10-K for the year ended December 31, 2018;
•	Gannett’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019, which are included in Gannett’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019;

The historical financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations. The unaudited pro forma condensed combined financial information does not reflect any potential cost savings that may be realized as a result of the merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with GAAP with New Media considered the acquirer of Gannett. New Media is considered to be the acquirer for accounting purposes as its stockholders, including the Manager, will hold the majority of the combined company’s shares and its directors will hold the majority of the voting power of the board of directors of the combined company. Accordingly, consideration paid or exchanged by New Media to complete the merger with Gannett will be allocated to assets and liabilities of Gannett based on their estimated fair values as of the date of completion of the merger. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Gannett based on management’s best estimates of fair value. The final purchase price allocation may vary based on final analyses of the fair value of the acquired assets and assumed liabilities. In addition, the value of the consideration paid or exchanged by New Media to complete the merger will be determined based on the trading price of New Media’s common stock at the time of completion of the merger. These changes may result in material adjustments. Accordingly, the pro forma adjustments related to the purchase price are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information prepared in accordance with the rules and regulations of the SEC.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2019
(In thousands)

	New Media	Gannett	Pro Forma Adjustments		Pro Forma Combined
	Note 2	Note 2	Note 6
Assets
Current assets:
Cash and cash equivalents	$20,029	$68,558	$(728,604)	(a)	$136,333
			(82,036)	(a)
			(790,409)	(d)
			1,792,000	(d)
			(120,105)	(d)
			(23,100)	(p)
Restricted cash	3,155	2,607	23,100	(p)	28,862
Accounts receivable, net	150,675	289,128	(5,107)	(i)	434,696
Inventory	19,647	37,808	—		57,455
Prepaid expenses	30,506	30,380	—		60,886
Other current assets	20,733	63,968	—		84,701
Total current assets	244,745	492,449	65,739		802,933
Long-term restricted cash	—	21,568	—		21,568
Property, plant, and equipment, net	330,942	745,939	69,061	(b)	1,145,942
Operating lease right-of-use assets, net	109,521	256,324	45,218	(b)	365,687
			(45,376)	(m)
Goodwill	317,151	779,626	(193,681)	(b)	903,096
Intangible assets, net	474,900	149,512	430,488	(b)	1,054,900
Deferred income taxes	—	31,623	(31,623)	(k)	—
Other assets	10,619	99,855	—		110,474
Total assets	$1,487,878	$2,576,896	$339,826		$4,404,600

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$3,296	$135,000	$(138,296)	(d)	$18,000
			18,000	(d)
Current portion of operating lease liabilities	14,492	36,887	(5,551)	(m)	45,828
Accounts payable and accrued liabilities	111,318	300,715	(5,107)	(i)	473,476
			66,550	(f)
Deferred revenue	113,259	117,786	—		231,045
Other current liabilities	—	10,235	—		10,235
Total current liabilities	242,365	600,623	(64,404)		778,584
Long-term liabilities:
Long-term debt	434,672	—	(434,672)	(d)	1,653,895
			1,653,895	(d)
Convertible debt	—	171,832	(171,832)	(d)	—
Long-term operating lease liabilities	102,431	264,655	(39,825)	(m)	327,261
Deferred income taxes	6,486	1,873	(79,258)	(k)	35,567
			106,466	(b)
Pension liabilities	19,870	273,330	(82,036)	(b)	211,164
Post-retirement medical and life insurance liabilities	3,877	58,702	—		62,579
Other long-term liabilities	10,817	139,554	—		150,371
Total liabilities	820,518	1,510,569	888,334		3,219,421
Redeemable noncontrolling interests	1,098	—	—		1,098

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

	New Media	Gannett	Pro Forma Adjustments		Pro Forma Combined
	Note 2	Note 2	Note 6
Stockholders’ equity:
Common stock	608	1,203	(1,203)	(c)	1,240
			632	(a)
Additional paid-in capital	677,574	1,827,963	531,436	(a)	1,217,670
			8,660	(a)
			(1,786,348)	(c)
			(30,200)	(d)
			(4,287)	(d)
			(7,128)	(d)
Accumulated other comprehensive loss	(6,938)	(582,959)	582,959	(c)	(6,938)
Accumulated deficit	(2,409)	(129,834)	129,834	(c)	(25,318)
			(66,550)	(f)
			47,635	(k)
			(3,994)	(d)
Treasury stock	(2,573)	(50,046)	50,046	(c)	(2,573)
Total stockholders' equity	666,262	1,066,327	(548,508)		1,184,081
Total liabilities and stockholders' equity	$1,487,878	$2,576,896	$339,826		$4,404,600

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2019
(In thousands, except share and per share data)

	New Media Historical	Gannett	Pro Forma Adjustments		Pro Forma Combined
		Note 3	Note 6
Revenues:
Advertising	$363,462	$733,563	$—		$1,097,025
Circulation	303,015	499,819	—		802,834
Commercial printing and other	125,510	90,380	(2,071)	(i)	213,819
Total revenues	791,987	1,323,762	(2,071)		2,113,678
Operating costs and expenses:
Operating costs	462,902	814,253	(2,071)	(i)	1,275,084
Selling, general, and administrative	261,548	395,170	(2,219)	(f)	686,192
			10,367	(j)
			30,118	(j)
			(4,912)	(j)
			(1,413)	(j)
			(3,598)	(j)
			1,131	(o)
Depreciation and amortization	44,251	72,511	(18,281)	(g)	106,302
			7,821	(h)
Integration and reorganization costs	7,342	27,730	—		35,072
Impairment of long-lived and intangible assets	2,469	803	—		3,272
Net loss (gain) on sale or disposal of assets	2,737	(33,650)	—		(30,913)
Operating income	10,738	46,945	(19,014)		38,669
Interest expense	20,346	13,844	(34,190)	(e)	115,051
			103,040	(e)
			12,011	(e)
Other income (expense)	571	(9,134)	—		(8,563)
Income (loss) before income taxes	(9,037)	23,967	(99,875)		(84,945)
Income tax (benefit) expense	(2,297)	9,147	—	(l)	6,850
Net income (loss)	(6,740)	14,820	(99,875)		(91,795)
Net loss attributable to redeemable noncontrolling interests	(449)	—	—		(449)
Net income (loss) attributable to parent	$(6,291)	$14,820	$(99,875)		$(91,346)

Net (loss) income attributable to parent per share:
Basic	$(0.10)	$0.13			$(0.72)
Diluted	$(0.10)	$0.13			$(0.72)

Basic weighted average shares outstanding	59,997,891	114,485,000	(47,013,239)	(n)	127,469,652
Diluted weighted average shares outstanding	59,997,891	117,375,000	(49,903,239)	(n)	127,469,652

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations
(In thousands, except share and per share data)

	New Media Historical Year Ended December 30, 2018	Gannett Year Ended December 31, 2018	Pro Forma Adjustments		Pro Forma Combined
		Note 3	Note 6
Revenues:
Advertising	$728,327	$1,661,075	$—		$2,389,402
Circulation	574,963	1,063,022	—		1,637,985
Commercial printing and other	222,734	192,741	(1,596)	(i)	413,879
Total revenues	1,526,024	2,916,838	(1,596)		4,441,266
Operating costs and expenses:
Operating costs	865,234	1,803,496	(1,596)	(i)	2,667,134
Selling, general, and administrative	505,282	808,468	20,733	(j)	1,341,161
			33,490	(j)
			(10,674)	(j)
			(11,143)	(j)
			(7,260)	(j)
			2,265	(o)
Depreciation and amortization	84,791	157,714	(53,655)	(g)	208,895
			20,045	(h)
Integration and reorganization costs	15,011	67,926	—		82,937
Impairment of long-lived and intangible assets	1,538	50,472	—		52,010
Net gain on sale of assets	(3,971)	—	—		(3,971)
Operating income	58,139	28,762	6,199		93,100
Interest expense	36,072	24,669	(60,741)	(e)	230,101
			206,080	(e)
			24,021	(e)
Loss on early extinguishment of debt	2,886	—	—		2,886
Other income (expense)	838	26,066	—		26,904
Income (loss) before income taxes	20,019	30,159	(163,161)		(112,983)
Income tax (benefit) expense	1,912	15,119	—	(l)	17,031
Net income (loss)	18,107	15,040	(163,161)		(130,014)
Net loss attributable to redeemable noncontrolling interests	(89)	—	—		(89)
Net income (loss) attributable to parent	$18,196	$15,040	$(163,161)		$(129,925)

Net income (loss) attributable to parent per share
Basic	$0.31	$0.13			$(1.04)
Diluted	$0.31	$0.13			$(1.04)

Basic weighted average shares outstanding	58,013,617	112,970,000	(45,498,239)	(n)	125,485,378
Diluted weighted average shares outstanding	58,398,147	115,751,000	(48,663,769)	(n)	125,485,378

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(In thousands, except share and per share data)

1.	Description of the Merger and Basis of Pro Forma Presentation

On August 5, 2019, New Media entered into the merger agreement to acquire Gannett in a cash and stock transaction. Each share of Gannett common stock will be exchanged for (1) the right to receive $6.25 per share in cash, without interest, and (2) 0.5427 shares of New Media common stock, plus cash in lieu of any fractional shares of New Media common stock that otherwise would have been issued. New Media expects that the cash consideration will be financed with new debt (discussed below) and cash on hand. Consummation of the merger is subject to certain closing conditions, including approval by Gannett’s and New Media’s stockholders (in the case of New Media’s stockholder approval, disregarding any votes cast by any Fortress Stockholders) and is subject to review by the DOJ and the European Commission. New Media expects the transaction to close by the end of the calendar year.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2019, has been presented as if the merger had occurred on such date.

New Media and Gannett have different fiscal years. New Media’s fiscal year is a 52 or 53-week operating period ending on the last Sunday of the calendar year. New Media’s 2018 fiscal year ended on December 30, 2018, and encompassed a 52-week period. Gannett’s fiscal year end is December 31. The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2018, reflects New Media’s historical fiscal year ended December 30, 2018, and Gannett’s historical fiscal year ended December 31, 2018. No adjustments have been made for this one-day difference since the fiscal years differ by less than 93 days, as permitted by Rule 11-02 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2018, and for the period ended June 30, 2019, give effect to the merger as if it had been consummated on January 1, 2018.

Certain balance sheet and statement of operations reclassifications have been made in order to align historical presentation between New Media and Gannett. Refer to Note 2 and Note 3 for a discussion of these reclassification adjustments.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, and New Media is considered the accounting acquirer. The acquisition method of accounting, based on ASC 805, Business Combinations (“ASC 805”), uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold and/or at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill.

As of the date of this filing, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The potential changes to the purchase price allocation and related pro forma adjustments could be material.

For the purposes of preparing the pro forma financial statements, New Media’s management has conducted a preliminary analysis of the adjustments required to conform Gannett’s financial statements to reflect the current accounting policies of New Media. This assessment is ongoing and, at the time of preparing the pro forma financial statements, management is not aware of any material accounting policy differences. Upon consummation of the merger, New Media management will conduct a review of Gannett’s accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of Gannett’s results of operations, assets or liabilities to conform to New

Media’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the pro forma financial statements.

New Media adopted FASB ASC 842, Leases, as of December 31, 2018, and Gannett adopted ASC 842 as of January 1, 2019. As such, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 does not reflect the adoption of ASC 842. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019 does reflect the adoption of ASC 842. For both New Media and Gannett, the impact of adopting ASC 842 on the statement of operations was not material.

2.	Summary of Reclassification Adjustments – Balance Sheet

The classification of certain balance sheet items presented by Gannett under GAAP has been adjusted to align with the presentation used by New Media under GAAP, as shown below.

	As of June 30, 2019 (In thousands)
	Gannett Historical Presentation	Reclassification Adjustments	Gannett Reclassified Amounts
Current assets:
Cash and cash equivalents	$68,558	$—	$68,558
Restricted cash	—	2,607	2,607
Accounts receivable, net	289,128	—	289,128
Inventory	—	37,808	37,808
Prepaid expenses	—	30,380	30,380
Other current assets	134,763	(70,795)	63,968
Total current assets	492,449	—	492,449
Non-current assets:
Long-term restricted cash	—	21,568	21,568
Property, plant and equipment, net	745,939	—	745,939
Operating lease assets	256,324	—	256,324
Goodwill	779,626	—	779,626
Intangible assets, net	149,512	—	149,512
Deferred income taxes, net	31,623	—	31,623
Other assets	121,423	(21,568)	99,855
Total assets	$2,576,896	$—	$2,576,896
Current liabilities:
Accounts payable and accrued liabilities	$300,715	$—	$300,715
Deferred revenue	117,786	—	117,786
Short-term portion of revolving credit facility	135,000	(135,000)	—
Current portion of long-term debt	—	135,000	135,000
Current portion of operating lease liabilities	—	36,887	36,887
Other current liabilities	47,122	(36,887)	10,235
Total current liabilities	600,623	—	600,623
Non-current liabilities:
Post retirement medical and life insurance liabilities	58,702	—	58,702
Pension liabilities	273,330	—	273,330
Convertible debt	171,832	—	171,832
Long-term operating lease liabilities	264,655	—	264,655
Other noncurrent liabilities	141,427	(1,873)	139,554
Deferred income taxes	—	1,873	1,873
Total liabilities	1,510,569	—	1,510,569
Stockholders’ equity:
Common stock	1,203	—	1,203
Treasury stock	(50,046)	—	(50,046)
Additional paid-in capital	1,827,963	—	1,827,963
Accumulated deficit	(129,834)	—	(129,834)
Accumulated other comprehensive loss	(582,959)	—	(582,959)
Total stockholders' equity	1,066,327	—	1,066,327
Total liabilities and stockholders' equity	$2,576,896	$—	$2,576,896

Similarly, the classification of certain items presented by New Media under GAAP has been updated to the presentation expected to be used post-merger under GAAP, as shown below.

	As of June 30, 2019 (In thousands)
	New Media Historical Presentation	Reclassification Adjustments	New Media Reclassified Amounts
Current assets:
Cash and cash equivalents	$20,029	$—	$20,029
Restricted cash	3,155	—	3,155
Accounts receivable, net	150,675	—	150,675
Inventory	19,647	—	19,647
Prepaid expenses	30,506	—	30,506
Other current assets	20,733	—	20,733
Total current assets	244,745	—	244,745
Non-current assets:
Property, plant and equipment, net	330,942	—	330,942
Operating lease assets	109,521	—	109,521
Goodwill	317,151	—	317,151
Intangible assets, net	474,900	—	474,900
Other	10,619	—	10,619
Total assets	$1,487,878	$—	$1,487,878
Current liabilities:
Current portion of long-term debt	$3,296	$—	$3,296
Current portion of operating lease liabilities	14,492	—	14,492
Accounts payable	12,454	(12,454)	—
Accrued expenses	98,864	(98,864)	—
Accounts payable and accrued liabilities	—	111,318	111,318
Deferred revenue	113,259	—	113,259
Other current liabilities	—	—	—
Total current liabilities	242,365	—	242,365
Non-current liabilities:
Long-term debt	434,672	—	434,672
Long-term operating lease liabilities	102,431	—	102,431
Deferred income taxes	6,486	—	6,486
Pension and other postretirement benefit obligations	23,747	(23,747)	—
Post retirement medical and life insurance liabilities	—	3,877	3,877
Pension liabilities	—	19,870	19,870
Other long-term liabilities	10,817	—	10,817
Total liabilities	820,518	—	820,518
Redeemable noncontrolling interests	1,098		1,098
Stockholders’ equity:
Common stock	608	—	608
Treasury stock	677,574	—	677,574
Additional paid-in capital	(6,938)	—	(6,938)
Accumulated deficit	(2,409)	—	(2,409)
Accumulated other comprehensive loss	(2,573)	—	(2,573)
Total stockholders' equity	666,262	—	666,262
Total liabilities and stockholders' equity	$1,487,878	$—	$1,487,878

3.	Summary of Reclassification Adjustments – Statement of Operations

The classification of certain items in the statement of operations presented by Gannett under GAAP has been adjusted to align with the presentation used by New Media under GAAP, as shown below.

	Six Months Ended June 30, 2019 (In thousands)
	Gannett Historical Presentation	Reclassification Adjustments	Gannett Reclassified Amounts
Revenues:
Advertising and marketing services	$733,563	$(733,563)	$—
Advertising	—	733,563	733,563
Circulation	499,819	—	499,819
Other	90,380	(90,380)	—
Commercial printing and other	—	90,380	90,380
Total revenues	1,323,762	—	1,323,762
Operating costs and expenses:
Cost of Sales	814,253	(814,253)	—
Operating costs	—	814,253	814,253
Selling, general and administrative expenses	395,170	—	395,170
Depreciation and amortization	72,511	—	72,511
Net loss (gain) on sale or disposal of assets	(33,650)	—	(33,650)
Restructuring costs	27,730	(27,730)	—
Integration and reorganization costs	—	27,730	27,730
Asset impairment charges	803	(803)	—
Impairment of long-lived assets	—	803	803
Operating income	46,945	—	46,945
Interest expense	(13,844)	—	(13,844)
Other expense	(9,134)	—	(9,134)
Income (loss) before income taxes	23,967	—	23,967
Income tax (benefit) expense	9,147	—	9,147
Net income	$14,820	$—	$14,820
	Year Ended December 31, 2018 (In thousands)
	Gannett Historical Presentation	Reclassification Adjustments	Gannett Reclassified Amounts
Revenues:
Advertising and marketing services	$1,661,075	$(1,661,075)	$—
Advertising	—	1,661,075	1,661,075
Circulation	1,063,022	—	1,063,022
Other	192,741	(192,741)	—
Commercial printing and other	—	192,741	192,741
Total revenues	2,916,838	—	2,916,838
Operating costs and expense:
Cost of sales	1,803,496	(1,803,496)	—
Operating costs	—	1,803,496	1,803,496
Selling, general and administrative expenses	808,468	—	808,468
Depreciation and amortization	157,714	—	157,714
Net loss (gain) on sale or disposal of assets	—	—	—
Restructuring costs	67,926	(67,926)	—
Integration and reorganization costs	—	67,926	67,926
Asset impairment charges	50,472	(50,472)	—
Impairment of long-lived assets	—	50,472	50,472
Operating income	28,762	—	28,762
Interest expense	(24,669)	—	(24,669)
Other income	26,066	—	26,066
Income (loss) before income taxes	30,159	—	30,159
Income tax (benefit) expense	15,119	—	15,119
Net income	$15,040	$—	$15,040

4.	Consideration

New Media calculated the total consideration as follows (in thousands, except for shares, per share amounts and exchange ratio):

Gannett common stock outstanding[1]	114,623,046
Gannett common stock awards to be converted[2]	1,953,615
Total Gannett shares outstanding	116,576,661

Exchange ratio	0.5427
Common stock of New Media to be issued	63,266,154
New Media share price[3]	$8.41
Total equity consideration	$532,068

Value of unvested replacement awards[4]	$8,660

Cash paid per share	$6.25
Cash paid to Gannett stockholders[5]	$728,604

Cash paid to extinguish Gannett debt (convertible debt)[6]	$213,447
Cash paid to extinguish Gannett debt (revolver)[7]	$135,000
Cash paid to extinguish Gannett debt	$348,447

Cash paid for pension costs	$82,036

Total consideration	$1,699,815
1	Common stock outstanding of Gannett is as of August 2, 2019.
2	Awards to be converted represent Gannett restricted stock unit awards, Gannett Performance Share Units, and other instruments that are vested and will be converted to New Media common stock upon closing.
3	New Media share price is as of the close of business August 22, 2019. The actual value of New Media common stock to be issued in the merger will depend on the market price of shares of New Media common stock at the closing date of the merger, and therefore the actual consideration will fluctuate based on the market price of New Media common stock. Accordingly, the final consideration could differ significantly from the current estimate. A 10% increase or decrease in New Media’s stock price would increase or decrease the consideration by approximately $53.2 million and impact goodwill by a corresponding amount.
4	This amount represents the value of Gannett restricted stock unit awards, Gannett Performance Share Units, and other instruments that are not vested and will be replaced by New Media. The actual value of these awards depends on the price of New Media common stock and other valuation estimates and assumptions, and therefore the actual consideration will fluctuate. Accordingly, the final consideration could differ significantly from the current estimate.
5	Consideration paid for fractional shares is immaterial.
6	It is assumed no holders of Gannett convertible notes exercise their conversion option before the closing of the merger. The cash paid to extinguish the Gannett convertible notes is based on the fair value of the liability as of July 31, 2019, and the book value of equity as of June 30, 2019. The actual cash paid to extinguish the Gannett convertible notes will depend on the outstanding debt at the closing date of the merger, the Gannett share price at the closing date, and the elections of the holders, and therefore the actual consideration could fluctuate.
7	The cash paid to extinguish Gannett’s revolver that is included in the transaction consideration above reflects the fair value of Gannett’s outstanding debt as of July 31, 2019. The actual cash paid to extinguish the debt will depend on the outstanding debt at the closing date of the merger, and therefore the actual consideration could fluctuate.

Under the acquisition method of accounting, the total consideration is allocated to Gannett’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. Based upon the estimated purchase price and a preliminary valuation, the preliminary purchase price allocation is as follows:

As of June 30, 2019
(In thousands)
Cash	$68,558
Accounts receivable	$289,128
Other current assets	$134,763
Long-term restricted cash	$21,568
Property, plant & equipment	$815,000
Operating lease right-of-use assets	$301,542
Goodwill	$585,945
Intangible assets	$580,000
Deferred income taxes	$31,623
Other assets	$99,855
Total assets	$2,927,982

Current portion of operating lease liabilities	$(36,887)
Accounts payable and accrued liabilities	$(300,715)
Deferred revenue	$(117,786)
Other current liabilities	$(10,235)
Long-term operating lease liabilities	$(264,655)
Deferred income taxes	$(108,339)
Pension liabilities	$(191,294)
Post-retirement medical and life insurance liabilities	$(58,702)
Other long-term liabilities	$(139,554)
Total liabilities	$(1,228,167)

Total consideration	$1,699,815

The purchase price estimates and the purchase price allocation are preliminary and are subject to change based on the New Media share price and outstanding debt of Gannett at transaction close, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger, and the value of certain tax contingencies.

Refer to Note 6 for additional information on how the consideration and purchase price allocation have been reflected in the pro forma adjustments.

5.	Financing

On August 5, 2019, in connection with its entry into the merger agreement, New Media entered into the debt commitment letter with Apollo, pursuant to which Apollo committed to provide the acquisition term loan facility in an aggregate principal amount of $1.792 billion, to pay the cash consideration, to refinance New Media’s debt, to consummate the Gannett refinancing and the other transactions contemplated by the merger agreement, and to pay fees, expenses and other related amounts incurred in connection with the merger. The acquisition term loan facility will bear a fixed interest rate of 11.5%, subject to a one-year step-up of 50 basis points in the event that the closing of the merger occurs more than six months following the date of the debt commitment letter. The acquisition term loan facility will have a five-year term and will be freely pre-payable without penalty. Under the terms of the debt commitment letter and its accompanying fee letter, New Media will pay fees of 6.5% of the principal amount of the financing at closing.

Refer to Note 6 for additional information on how the financing has been reflected in the pro forma adjustments.

6.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial information reflects the following adjustments.

(a)	Acquisition of 100% of outstanding interests of Gannett.
As of June 30, 2019
(In thousands)
Cash paid to Gannett stockholders	$(728,604)
Shares of New Media issued to Gannett stockholders (Common stock)	$632
Shares of New Media issued to Gannett stockholders (Additional paid in capital)	$531,436
Unvested replacement awards (Additional paid in capital)	$8,660
Cash required to be paid upon closing for pension costs	$(82,036)
(b)	Purchase price allocation (the amounts below represent changes; refer to Note 4 for preliminary fair values). The adjustments as a result of the purchase price allocation include an increase in the value of plant, property, and equipment, the recognition of new intangibles, net of the removal of historical intangibles, an adjustment to the operating lease right-of-use asset to remove historical deferral or accrual amounts, the recognition of new goodwill, net of the removal of historical goodwill, and an adjustment to the pension obligation to reflect payments due at closing to participants.
As of June 30, 2019
(In thousands)
Property, plant & equipment[1]	$69,061
Intangible assets[2]	$430,488
Operating lease right-of-use assets, net	$45,218
Goodwill	$(193,681)
Deferred income taxes	$106,466
Pension	$(82,036)
1	The plant, property, and equipment acquired consists of land, buildings and improvements, and personal property and equipment, with estimated fair values of $116,250, $348,750, and $350,000, respectively. Buildings and improvements and personal property and equipment have estimated remaining useful lives of 20 years and 7 years, respectively. Land is not depreciated.
2	The identifiable intangible assets acquired consist of trade names and mastheads, technology, and customer relationships, with estimated fair values of $170,000, $60,000, and $350,000, respectively. Technology and customer relationships are amortized straight-line over estimated remaining useful lives of 6 and 7.5 years, respectively. Trade names and mastheads are not amortized.
(c)	Eliminate Gannett historical equity.
As of June 30, 2019
(In thousands)
Common stock	$(1,203)
Treasury stock	50,046
Additional paid-in capital, less adjustments for extinguishment of convertible debt	(1,786,348)
Accumulated deficit	129,834
Accumulated other comprehensive loss	582,959
Total	$(1,024,712)
(d)	Remove existing debt of Gannett and New Media and replace with the acquisition term loan facility. Debt amounts are adjusted with an offset to cash, reflecting the amount necessary to pay off the debt. Deferred financing costs are adjusted with an offset to retained earnings, reflecting that the remaining balance is expensed when the debt is paid off.
As of June 30, 2019
(In thousands)
Extinguish New Media debt
Current portion of long-term debt	$(3,296)
Long-term debt	$(438,666)
Deferred financing costs and OID	$3,994

As of June 30, 2019
(In thousands)
Extinguish Gannett debt
Current portion of long-term debt	$(135,000)
Convertible debt - debt balance	$(176,119)
Convertible debt - equity balance	$(30,200)
Deferred financing costs and OID	$4,287
Reduction of equity for additional cash paid to settle convertible debt	$(7,128)

Cash paid to extinguish New Media and Gannett debt	$(790,409)
Adjustment to equity for deferred financing costs and OID (Gannett)	$(4,287)
Adjustment to equity for deferred financing costs and OID (New Media)	$(3,994)

Long-term debt - Apollo	$1,774,000
Current portion of long-term debt - Apollo	$18,000
Deferred financing costs - Apollo	$(120,105)
(e)	Remove interest expense related to existing debt of New Media and Gannett including amortization of deferred financing costs and replace with estimated interest expense and amortization of deferred financing costs under the acquisition term loan facility.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Elimination of interest expense on legacy debt	$(60,741)	$(34,190)
Estimated interest expense at 11.5% under the acquisition term loan facility	$206,080	$103,040
Amortization of deferred financing costs under the acquisition term loan facility	$24,021	$12,011
(f)	Remove non-recurring direct incremental costs of the merger from historical financial statements of New Media and Gannett and accrue estimated direct incremental costs of the merger at June 30, 2019.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Elimination of incurred acquisition costs	$—	$(2,219)

Direct and incremental transaction costs expected to be incurred after June 30, 2019, in connection with the closing of the transaction, result in an adjustment to accounts payable and accrued liabilities and retained earnings. Our estimate is based on management’s judgment after evaluating several factors, including evaluating our most recent overall expected budget for transaction costs and amounts contractually due to external advisors and service providers.

As of June 30, 2019
(In thousands)
Accrual of future acquisition costs	$66,550

(g)	Adjust depreciation expense to reflect the preliminary purchase price allocation. Pro forma depreciation expense decreases, despite the increase in property, plant and equipment values resulting from the preliminary allocation of consideration, as a result of employing longer estimated useful lives than the historical useful lives used by Gannett and due to accelerated depreciation related to facility consolidations included in Gannett’s financial statements.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Adjustment to depreciation	$(53,655)	$(18,281)
(h)	Incremental amortization resulting from the preliminary allocation of purchase price.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Incremental amortization	$20,045	$7,821
(i)	Eliminate transactions and balances between New Media and Gannett.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Adjustment to Revenue - commercial printing and other	$(1,596)	$(2,071)
Adjustment to Operating costs	$(1,596)	$(2,071)
As of June 30, 2019
(In thousands)
Receivable between New Media and Gannett	$(5,107)
Payable between New Media and Gannett	$(5,107)
(j)	Adjust management and incentive fees paid to the Manager, and remove costs incurred by Gannett that would have been a component of the management fee. Upon consummation of the merger, the Amended Management Agreement between New Media and the Manager will take effect, resulting in a decrease in the incentive fee rate payable to the Manager. At that time, management fees and incentive fees will be payable to the Manager based on the equity and performance of the combined company. Certain Gannett historical executive compensation costs are eliminated because they will be a component of the management fee (in the case of CEO compensation) or creditable against the management fee (in the case of CFO compensation).
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Estimated future Management Fee	$20,733	$10,367
Elimination of Gannett costs absorbed by management agreement	(7,260)	(3,598)
Future Management Fee	13,473	6,769
Estimated future Incentive Fee	33,490	30,118
Legacy Management Fee	(10,674)	(4,912)
Legacy Incentive Fee	(11,143)	(1,413)
Total	$25,146	$30,562

(k)	Adjust the deferred tax liabilities and deferred tax assets as a result of the merger. An increase to deferred tax liabilities was recorded as part of the allocation of purchase price in adjustment (b) above. The income tax benefit related to the reduction of the acquirer's valuation allowance as an adjustment to purchase accounting is not included in the pro forma condensed combined statements of operations because the effect is non-recurring.
As of June 30, 2019
(In thousands)
Adjustment to record release of valuation allowance to equity	$(47,635)
Adjustment to net deferred tax assets against deferred tax liability	$(31,623)
(l)	The tax benefit of the pre-tax pro forma adjustments are not reflected in the pro forma financial statements since it is not more likely than not that the pre-tax adjustments will be recognized for tax purposes. As such, no adjustment is shown in the unaudited pro forma condensed combined statements of operations for income tax effects.
(m)	Record adjustment to ASC 842 operating lease right-of-use assets and operating lease liabilities to reflect New Media’s incremental borrowing rate for Gannett leases. An incremental borrowing rate of 11.5% was used in this calculation which reflects the interest rate on the debt issued by Apollo. This adjustment is made in addition to the adjustment to the operating lease right-of-use asset as part of the purchase price allocation in Note 4 and adjustment (b).
As of June 30, 2019
(In thousands)
Adjustment to Operating lease right-of-use assets	$(45,376)
Adjustment to Current portion of operating lease liabilities	$(5,551)
Adjustment to Long-term operating lease liabilities	$(39,825)
(n)	Adjust the common shares outstanding to reflect the New Media common stock that will be issued as stock consideration, the shares that will be issued to the Manager at closing, and the removal of Gannett’s shares. Given that after the pro forma adjustments the combined entity is operating at a net loss, an adjustment for dilution was not required.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
Weighted average shares outstanding - basic
New Media shares issued	67,471,761	67,471,761
Gannett shares converted	(112,970,000)	(114,485,000)
Total	(45,498,239)	(47,013,239)

Weighted average shares outstanding - diluted
New Media shares issued	67,471,761	67,471,761
Gannett shares converted	(115,751,000)	(117,375,000)
Adjustment to remove diluted shares	(384,530)	—
Total	(48,663,769)	(49,903,239)
(o)	Unvested share-based awards of Gannett will be replaced with unvested share-based awards of New Media, under similar terms, as of the closing date. A portion of the value of the unvested replacement awards proportionate to the service already rendered has been recognized as part of the consideration, and a portion of the value of the unvested replacement awards is recognized as additional stock-based compensation expense.
	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(In thousands)	(In thousands)
Adjustment to stock compensation expense	$2,265	$1,131

(p)	Adjustment to increase restricted cash for amounts to be set aside as collateral for outstanding letters of credit.
As of June 30, 2019
(In thousands)
Removal from Cash and cash equivalents	$(23,100)
Addition to Restricted cash	$23,100
7.	Additional Matters

In 2019, MNG nominated a slate of six candidates to stand for election to the Gannett Board at Gannett’s 2019 annual meeting of stockholders, all of whom were affiliated with MNG and/or the hedge fund that controls MNG, Alden Global Capital LLC (“the proxy contest”). In May 2019, Gannett announced that stockholders elected all eight of Gannett’s director nominees to the Gannett Board. Costs associated with the proxy contest are estimated to be $17.8 million. These have not been reflected as pro forma adjustments as they are not directly attributable to the merger. However, they are not expected to recur.

In addition to the direct and incremental transaction costs, New Media will also incur share-based payment expenses upon execution of the Amended Management Agreement. This includes the issuance of approximately 4.2 million shares as well as approximately 3.2 million options. The expenses associated with this issuance are not expected to recur and so have not been reflected as pro forma adjustments. The expenses for each grant are dependent on several assumptions, including the market price of New Media common stock at the closing date of the merger. The fair value of these awards will be determined as of the closing date.

CERTAIN NON-GAAP PRO FORMA INFORMATION

The unaudited pro forma condensed combined financial statements are reported in accordance with GAAP and Article 11 of SEC Regulation S-X. In addition, we have provided the following pro forma non-GAAP financial information. We believe that this pro forma non-GAAP financial measure provides useful information about the combined company’s pro forma operating results.

This pro forma non-GAAP financial measure is not an alternative to the unaudited pro forma condensed combined statement of operations prepared in accordance with GAAP and should be considered in addition to, and not as a substitute or superior to, such pro forma financial statement. Using only the pro forma non-GAAP financial measure to analyze performance would have material limitations because its calculation is based on our subjective determination regarding the nature and classification of events and circumstances that investors may find significant. For these pro forma non-GAAP financial measures, a reconciliation of the differences between the pro forma non-GAAP measure and the most directly comparable pro forma GAAP measure has been provided. Although other companies report non-GAAP net income and diluted earnings per share, numerous methods may exist for calculating a company’s non-GAAP net income and diluted earnings per share. As a result, the method used to calculate the combined company’s pro forma non-GAAP financial measure may differ from the methods used by other companies to calculate their non-GAAP measures.

Adjusted EBITDA

We define Adjusted EBITDA as follows:

Income (loss) from continuing operations before:

•	income tax (benefit) expense;
•	loss on early extinguishment of debt;
•	interest expense;
•	depreciation and amortization; and
•	non-cash impairments of long-lived assets goodwill and mastheads

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation, non-cash impairments and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics we use to review the financial performance of our business on a monthly basis.

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss) or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance.

The following tables present our reconciliation of pro forma Adjusted EBITDA for the combined company with the Pro Forma Condensed Combined Statements of Operations for the year ended December 30, 2018 and for the six months ended June 30, 2019:

	Year Ended December 30, 2018	Six Months Ended June 30, 2019
(Amounts in thousands)
Pro Forma Combined Adjusted EBITDA
Net loss	$(130,014)	$(91,795)
Income tax expense	17,031	6,850
Loss on early extinguishment of debt	2,886	—
Interest expense	230,101	115,051
Depreciation and amortization	208,895	106,302
Impairments	52,010	3,272
Adjusted EBITDA	$380,909	$139,680

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Comparison of New Media and Gannett Stock Prices

Shares of New Media common stock and Gannett common stock are listed for trading on the NYSE under the symbols “NEWM” and “GCI”, respectively. The following table sets forth the closing price per share of New Media common stock and Gannett common stock as of August 2, 2019, the last full trading day prior to the public announcement of the merger, and [ ], 2019, the latest practicable trading date prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration for each share of Gannett common stock as of the same two dates. This implied value was calculated by multiplying the closing price per share of New Media common stock on the relevant date by the exchange ratio of 0.5427 and adding the cash portion of the merger consideration of $6.25 per share, without interest.

	New Media Common Stock		Gannett Common Stock		Implied Per Share Value of Merger Consideration
August 2, 2019		$10.70		$10.75		$12.06
[ ], 2019	$		$		$

The market prices of New Media common stock and Gannett common stock have fluctuated since the dates set forth above and will continue to fluctuate between the date of this joint proxy statement/prospectus, the date of the New Media special meeting, the date of the Gannett special meeting and the date the merger is completed. No assurance can be given concerning the market prices of New Media common stock or Gannett common stock before completion of the merger or New Media common stock after completion of the merger.

The exchange ratio with respect to the stock consideration is fixed and will not be adjusted to reflect changes in the stock price of either company prior to the closing of the merger. Because the exchange ratio is fixed, changes in the market price of New Media common stock prior to the merger will affect the value of the merger consideration that Gannett stockholders will receive. Such market price (and therefore the implied value of the merger consideration) could be greater than, less than or the same as shown in the table above. Accordingly, Gannett stockholders are advised to obtain current market quotations for New Media common stock and Gannett common stock in deciding whether to vote for adoption of the merger agreement.

Comparison of New Media and Gannett Dividend Information

The following table sets forth, for the periods indicated, the dividends paid per share of New Media common stock and Gannett common stock, respectively.

Calendar Period	New Media	Gannett
Year ended December 2017(1)	$1.42	$0.64
Year ended December 2018(2)	$1.49	$0.64
2019 through August 27(3)	$0.76	$0.32
(1)	The 2017 year-end for both companies was December 31.
(2)	New Media’s 2018 year-end was December 30; Gannett’s was December 31.
(3)	The New Media Board declared a second quarter 2019 cash dividend of $0.38 per share of common stock, payable on August 28, 2019 to stockholders of record as of the close of business on August 20, 2019. The Gannett Board declared a second quarter 2019 cash dividend of $0.16 per share of common stock, payable on September 30, 2019 to stockholders of record as of the close of business on September 16, 2019.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND EXECUTIVE OFFICERS OF NEW MEDIA

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of New Media common stock, as of August 22, 2019 (except as otherwise noted), of each person or group who is known by New Media to be a beneficial owner of more than five percent of New Media’s common stock, each director of New Media, each of New Media’s named executive officers and all directors and executive officers of New Media as a group. The information below regarding beneficial ownership of New Media common stock has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of New Media common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

Percentage computations are based on 60,481,539 shares of New Media common stock outstanding as of August 22, 2019. To New Media’s knowledge, except as otherwise noted in the footnotes to the following table, each person or entity identified below has sole voting and investment power with respect to such securities, and none of the shares owned by New Media’s directors or executive officers was pledged.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.(1)	8,862,925	14.65%
The Vanguard Group, Inc.(2)	6,104,775	10.09%
Franklin Mutual Advisers, LLC(3)	3,205,203	5.30%
Leon G. Cooperman(4)	5,987,672	9.90%
Dimensional Fund Advisors LP(5)	4,437,078	7.34%
MNG Enterprises, Inc.(6)	5,700,000	9.42%
Michael E. Reed(7)	386,911	*
Kirk Davis(8)	209,933	*
Laurence Tarica	103,070	*
Kevin M. Sheehan(9)	34,329	*
Theodore P. Janulis	23,070	*
All directors and executive officers as a group (5 persons)	757,313	1.25%
*	Less than one percent.
(1)	Based on information set forth in Schedule 13G/A filed on January 31, 2019 by BlackRock, Inc. (“BlackRock”) with respect to 8,862,925 shares of New Media common stock. BlackRock reports sole voting power with respect to 8,596,507 shares and sole dispositive power with respect to 8,862,925 shares as the parent holding company or control person of BlackRock International Limited; BlackRock Advisors, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Asset Management Ireland Limited; BlackRock Institutional Trust Company, National Association; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; and BlackRock Investment Management, LLC. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.
(2)	Based on information set forth in Schedule 13G/A filed on February 11, 2019 by The Vanguard Group, Inc. (“Vanguard”) with respect to 6,104,775 shares of New Media common stock. Vanguard reports sole voting power with respect to 55,765 shares, shared voting power with respect to 8,127 shares, sole dispositive power with respect to 6,045,887 shares and shared dispositive power with respect to 58,888 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 50,761 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 13,131 shares as a result of its serving as investment manager of Australian investment offerings. The address for Vanguard is 100 Vanguard Boulevard, Malvern, PA 19355.
(3)	Based on information set forth in Schedule 13G/A filed on January 30, 2019 by Franklin Mutual Advisers, LLC, with respect to 3,205,203 shares of New Media common stock beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisors, LLC, an indirect wholly-owned subsidiary of Franklin Resources, Inc. Franklin Mutual Advisors, LLC reports that it has sole voting power and dispositive power with respect to all 3,205,203 shares of New Media common stock and disclaims beneficial ownership with respect to these shares. The address for Franklin Mutual Advisers, LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.
(4)	Based on information set forth in Schedule 13D/A filed on August 8, 2019 by Leon G. Cooperman (the “Reporting Person”), with respect to 5,987,672 shares of New Media common stock, which includes (i) 1,934,900 shares of New Media common stock held by the Reporting Person; (ii) 401,000 shares of New Media common stock held in the account of the Reporting Person’s spouse, Toby Cooperman, over which the Reporting Person has investment discretion; (iii) 1,000,000 shares of New Media common stock held in the account of the Leon & Toby Cooperman Family Foundation over which the Reporting Person has investment discretion; (iv) 250,000 shares of New Media common stock held in the account of the Michael S. Cooperman WRA

Trust, over which the Reporting Person has investment discretion; (v) 201,700 shares of New Media common stock held in the account of the Reporting Person’s son, Michael S. Cooperman, over which the Reporting Person has investment discretion; (vi) 25,000 shares of New Media common stock held in the accounts of Uncommon Knowledge and Achievement, Inc., a 501(c)(3) Delaware charitable foundation; (vii) 4,000 shares of New Media common stock held in a UTMA account for the Reporting Person’s minor grandchild over which the Reporting Person has investment discretion; and (viii) 2,171,072 shares owned by Omega Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware. The Reporting Person reports sole voting and dispositive power with respect to 5,962,672 shares and shared voting and dispositive power with respect to 25,000 shares. The address for the Reporting Person is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.

(5)	Based on information set forth in Schedule 13G filed on February 8, 2019 by Dimensional Fund Advisors LP (“Dimensional Fund”), with respect to 4,437,078 shares of New Media common stock. Dimensional Fund reports sole voting power with respect to 4,291,437 shares and sole dispositive power with respect to 4,437,078 shares. Dimensional Fund, an investment adviser who furnishes investment advice to four registered investment companies and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (collectively, the “Dimensional Funds”), reports that the 4,437,078 shares are all owned by the Dimensional Funds. Dimensional Fund disclaims beneficial ownership with respect to all such shares. The address for Dimensional Fund is Building One, 6300 Bee Cave Road, Austin, TX, 78746.
(6)	Based on information set forth in Schedule 13D filed on August 9, 2019 by MNG, with respect to 5,700,000 shares of New Media common stock held by MNG; MNG Investment Holdings, LLC; Strategic Investment Opportunities LLC; Alden Global Capital LLC; and Heath Freeman, as the President of Alden Global Capital LLC, as a group (the “MNG Group”). Each member of the MNG Group has shared voting and dispositive power with respect to all such shares. The address for MNG is 101 W. Colfax Avenue, Denver, CO 80202.
(7)	Includes 9,550 shares of New Media common stock issuable upon exercise of ten-year warrants to purchase New Media common stock at an exercise price of $46.35 per share.
(8)	Includes 1,700 shares of New Media common stock issuable upon exercise of ten-year warrants to purchase New Media common stock at an exercise price of $46.35 per share. Includes the following grants of restricted stock, which vest subject to Mr. Davis’ continued employment through each vesting date: (i) 25,173 shares of restricted stock granted on February 20, 2017, which vested 33.3% on February 20, 2018 and 33.3% on February 20, 2019 and will vest 33.4% on February 20, 2020; and (ii) 45,900 shares of restricted stock granted on February 27, 2018, which vested 33.3% on February 27, 2019, and will vest 33.3% on February 27, 2020 and 33.4% on February 27, 2021. Mr. Davis may vote these unvested shares of restricted stock but may not transfer them.
(9)	Includes 1,259 shares of New Media common stock issuable upon exercise of ten-year warrants to purchase New Media common stock at an exercise price of $46.35 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND EXECUTIVE OFFICERS OF GANNETT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Gannett common stock, as of August 23, 2019 (except as otherwise noted), of each person or group who is known by Gannett to be a beneficial owner of more than five percent of Gannett’s common stock, each director of Gannett, each of Gannett’s named executive officers and all directors and executive officers of Gannett as a group. The information below regarding beneficial ownership of Gannett common stock has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of Gannett common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right, including through the settlement of vested restricted stock units in shares of Gannett common stock.

Percentage computations are based on 114,666,729 shares of Gannett common stock outstanding as of August 23, 2019. To Gannett’s knowledge, except as otherwise noted in the footnotes to the following table, each person or entity identified below has sole voting and investment power with respect to such securities, and none of the shares owned by Gannett’s directors or executive officers was pledged.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Capital Income Builder(1)	8,547,400	7.45%
Dimensional Fund Advisors LP(2)	9,494,305	8.28%
Capital International Investors(3)	8,981,831	7.83%
The Vanguard Group(4)	13,124,159	11.45%
BlackRock, Inc.(5)	16,606,475	14.48%
Vanguard Fiduciary Trust Company(6)	9,814,240	8.56%
Paul J. Bascobert	0	*
Alison K. Engel	102,102	*
Maribel Perez Wadsworth	41,919	*
Barbara W. Wall	49,410	*
John Jeffry Louis	322,872	*
John E. Cody	76,137	*
Stephen W. Coll	60,946	*
Donald E. Felsinger	57,199	*
Lila Ibrahim	52,074	*
Lawrence S. Kramer	102,339	*
Debra A. Sandler	52,074	*
Chloe R. Sladden	60,888	*
All directors and executive officers as a group (12 persons including those named above)	977,962	*
*	Less than one percent.
(1)	Based on information set forth in Schedule 13G/A filed on February 14, 2019 by Capital Income Builder, reporting that under certain circumstances, Capital Income Builder may vote 8,547,400 shares. The address for Capital Income Building is 333 South Hope Street, Los Angeles, CA 90071.
(2)	Based on information set forth in Schedule 13G/A filed with on February 8, 2019 by Dimensional Fund, reporting, in the aggregate, sole voting power over 9,167,293 and sole dispositive power over 9,494,305 shares. Dimensional Fund, an investment adviser who furnishes investment advice to four registered investment companies and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts, reports that the 9,494,305 shares are all owned by the Dimensional Funds. Dimensional Fund disclaims beneficial ownership with respect to all such shares. The address for Dimensional Fund is Building One, 6300 Bee Cave Road, Austin, TX 78746.
(3)	Based on information set forth in Schedule 13G/A filed on February 14, 2019 by Capital International Investors, reporting, in the aggregate, sole voting power over 8,981,831 shares and sole dispositive power over 8,981,831 shares. The address for Capital International Investors is 11100 Santa Monica Boulevard, 16th Floor, Los Angeles, CA 90025.
(4)	Based on information set forth in Schedule 13G/A filed on February 11, 2019 by Vanguard, reporting, in the aggregate, sole voting power over 111,942 shares, shared voting power over 23,396 shares, sole dispositive power over 13,000,423 shares, and shared dispositive power over 123,736 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 100,340 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 34,998 shares as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355.

(5)	Based on information set forth in a Schedule 13G/A filed on January 28, 2019 by BlackRock, reporting, in the aggregate, sole voting power over 16,284,668 shares and sole dispositive power over 16,606,475 shares as the parent holding company or control person of BlackRock Life Limited; BlackRock Advisors, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Investment Management (Australia) Limited; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Asset Management Ireland Limited; BlackRock Institutional Trust Company, National Association; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; and BlackRock Investment Management, LLC. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.
(6)	Based on information set forth in a Schedule 13G/A filed on February 1, 2019 by Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s) reporting, in the aggregate, shared voting and dispositive power over 9,814,240 shares. The address for Vanguard Fiduciary Trust Company is 500 Admiral Nelson Blvd., Malvern, PA 19355.

COMPARISON OF RIGHTS OF NEW MEDIA STOCKHOLDERS AND GANNETT STOCKHOLDERS

The summary below highlights material differences between the current rights of holders of Gannett common stock and the rights of holders of New Media common stock after the merger. This summary does not purport to be a complete description of the differences between the rights of Gannett stockholders and the rights of New Media stockholders and may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, Gannett’s restated certificate of incorporation (“Gannett’s certificate of incorporation”) and amended and restated bylaws (“Gannett’s bylaws”), New Media’s amended and restated certificate of incorporation (“New Media’s certificate of incorporation”) and amended and restated bylaws (“New Media’s bylaws”) and the relevant provisions of the DGCL for a more complete understanding of Gannett’s capital stock and New Media’s capital stock and such differences.

Each of Gannett’s certificate of incorporation and bylaws and New Media’s certificate of incorporation and bylaws is subject to amendment in accordance with its terms. Copies of each company’s organizational documents are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed in “Where You Can Find More Information” beginning on page [  ].

Gannett and New Media are both incorporated under Delaware law. Any differences, therefore, between the rights of Gannett stockholders and the rights of New Media stockholders are due to differences in each company’s respective certificate of incorporation, bylaws and agreements, if any, defining the rights of stockholders. Upon completion of the merger, due to a portion of the merger consideration being paid in New Media common stock, Gannett stockholders, other than those who properly exercise their appraisal rights, will become stockholders of New Media and their rights as stockholders will be governed by the DGCL and New Media’s certificate of incorporation and bylaws.

	Gannett	New Media
Authorized Capital Stock
Gannett’s certificate of incorporation authorizes Gannett to issue 505,000,000 shares, consisting of (1) 500,000,000 shares of common stock, par value $0.01 per share, and (2) 5,000,000 shares of preferred stock, par value $0.01 per share.

As of August 23, 2019 there were 114,666,729 shares of Gannett common stock outstanding and no shares of preferred stock outstanding.

New Media’s certificate of incorporation authorizes New Media to issue 2,000,300,000 shares, consisting of (1) 2,000,000,000 shares of common stock, par value $0.01 per share, and (2) 300,000 shares of preferred stock, par value $0.01 per share.

As of August 22, 2019 there were 60,481,539 shares of New Media common stock outstanding and no shares of preferred stock outstanding.

Preferred Stock
Gannett’s certificate of incorporation provides that the Gannett Board may, without action by Gannett stockholders, authorize and issue preferred stock in one or more series and designate the powers, rights, preferences, qualifications, limitations and restrictions, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, of each series of preferred stock, to the fullest extent permitted by Gannett’s certificate of incorporation and the DGCL.
New Media’s certificate of incorporation is substantially similar.

	Gannett	New Media
Dividends
Gannett’s bylaws provide that the Gannett Board may from time to time declare, and Gannett may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and Gannett’s certificate of incorporation.
New Media’s certificate of incorporation and bylaws are substantially similar.

Quorum
Gannett’s bylaws provide that, except as otherwise provided by law or by the certificate of incorporation, the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Gannett entitled to vote generally in the election of directors, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. When specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series will constitute a quorum of such class or series for the transaction of such business.
New Media’s bylaws are substantially similar.

Voting Rights
Gannett’s certificate of incorporation and bylaws provide that, subject to the rights of preferred stockholders or as required by law, the holders of Gannett common stock are entitled to have one vote for each share held by such holder of record.

Except as otherwise provided by law, in all matters other than the election or removal of directors (which is described below), the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting and entitled to vote on the matter is the act of the stockholders. Holders of Gannett common stock do not have cumulative voting rights.
New Media’s certificate of incorporation and bylaws are substantially similar.

Special Meeting of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

	Gannett’s certificate of incorporation provides that a special meeting of stockholders may be called only by or at the direction of (1) the chairman of the Gannett Board or the Gannett Board	New Media’s certificate of incorporation provides that a special meeting of stockholders (1) may be called at any time by either (a) the chairman of the New Media Board or

	Gannett	New Media

pursuant to a resolution adopted by a majority of the whole board or (2) by the secretary of Gannett at the written request of stockholders of record who are acting on behalf of beneficial owners who have an aggregate “net long position” of not less than 20% of the then-outstanding shares of voting stock as of the time such written request is validly submitted to the secretary.

(b) the chief executive officer of New Media, and (2) shall be called by any such officer at the request in writing of (a) the New Media Board, (b) a committee of the New Media Board that has been duly designated by the New Media Board and whose powers include the authority to call such meetings, or (c) the Fortress Stockholders, provided that the Fortress Stockholders, collectively, beneficially own at least 20% of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors.

Stockholder Action by Written Consent without a Meeting
Gannett’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, stockholders may not act by written consent without a meeting. Any action required or permitted to be taken by the stockholders of Gannett must be effected at an annual or special meeting.

New Media’s certificate of incorporation provides that any action required or permitted to be taken by the stockholders of New Media at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action, is signed by all the stockholders entitled to vote with respect to the subject matter; however, at any time the Fortress Stockholders, collectively, beneficially own at least 20% of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors, any action required or permitted to be taken by the stockholders of New Media at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by stockholders, including the Fortress Stockholders, holding at least a majority of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote with respect to the subject matter.

Advance Notice Requirements for Director Nominations and Stockholder Proposals
Gannett’s bylaws require that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of Gannett’s stockholders must be given in the manner provided in Gannett’s bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by
New Media’s bylaws are substantially similar.

	Gannett	New Media

the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in Gannett’s share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of Gannett’s common stock. To be timely, notice generally must be received at Gannett’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of Gannett’s bylaws, stockholders may request inclusion of proposals in Gannett’s proxy statement pursuant to Rule 14(a)-8 under the Exchange Act.

Number of Directors
Gannett’s certificate of incorporation provides that that the number of directors will be fixed from time to time pursuant to a resolution adopted by a majority of the total number of directors that Gannett would have if there were no vacancies on the Gannett Board.

Gannett currently has nine directors.

New Media’s certificate of incorporation provides that the New Media Board will consist of not fewer than three nor more than eleven members. The exact number of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors that New Media would have if there were no vacancies on the New Media Board.

New Media currently has four directors.

Election of Directors
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Gannett’s certificate of incorporation and bylaws provide that, subject to the rights of the holders of preferred stock to elect directors under specified circumstances, directors are elected at the annual meeting of stockholders for a term expiring at the next succeeding annual meeting of stockholders. Directors are elected by a majority of the votes cast at any meeting for the election of directors at which a quorum is present. A majority of votes cast means that the number of shares voted “for” a director’s election exceeds fifty

New Media’s certificate of incorporation and bylaws provide that directors elected at the 2018 annual meeting of stockholders are elected for a term of office to expire at the 2021 annual meeting of stockholders. After the 2018 annual meeting of stockholders, the term of office of each director elected at each succeeding annual meeting of stockholders, or elected at any time in the period between annual meetings of stockholders, expires at the next annual meeting of stockholders following such

	Gannett	New Media

percent (50%) of the number of votes cast with respect to that director’s election. Votes cast include direction to withhold authority and exclude abstentions with respect to that director’s election. However, if the number of candidates for election as directors exceeds the number of directors to be elected, as determined in accordance with Gannett’s bylaws, directors are elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

election. Directors are elected by a plurality of the votes of the shares of capital stock of New Media, present in person or represented by proxy, and entitled to vote on the election of directors at any meeting of stockholders or in any action by written consent in lieu of such a meeting when a stockholder has properly nominated a person to the New Media Board.

Removal of Directors
Gannett’s certificate of incorporation and bylaws provide that, subject to the rights of holders of preferred stock, any director, or the entire Gannett board, may be removed from office at any time with or without cause by the affirmative vote of shares representing a majority of the voting power of all of the then-outstanding shares of capital stock of Gannett entitled to vote generally in the election of directors.

New Media’s certificate of incorporation and bylaws provide that, except as otherwise required by applicable law and subject to the rights of the holders of preferred stock, any director or the entire New Media Board may be removed from office at any time, but (1) only for cause and (2) only by the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors. However, New Media’s certificate of incorporation also states that if at any time the Fortress Stockholders, collectively, beneficially own at least 20% of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors, any director or the entire New Media Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors.

Vacancies on the Board of Directors
Gannett’s certificate of incorporation and bylaws provide that, subject to applicable law and the rights of the holders of any preferred stock, and unless the Gannett Board otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or

New Media’s certificate of incorporation and bylaws provide that, unless otherwise required by law, and subject to the terms of any preferred stock, (1) any vacancy on the New Media Board that results from an increase in the number of directors may be filled by a majority of the New

	Gannett	New Media

other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by (1) the affirmative vote of a majority of the remaining directors, though less than a quorum of the Gannett Board, or (2) by a sole remaining director.

Directors elected to fill a vacancy hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor has been duly elected and qualified.

Media Board then in office, provided that a quorum is present, and (2) any other vacancy occurring on the New Media Board may be filled (a) by a majority of the New Media Board then in office, even if less than a quorum, (b) by a sole remaining director, or (c) solely in the event of the removal of the entire New Media Board, by the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote in the election of directors.

Directors elected to fill a vacancy resulting from an increase in the number of directors hold office for a term that expires at the next annual meeting of stockholders following such election. A director elected to fill a vacancy not resulting from an increase in the number of directors has the same remaining term as such director’s predecessor.

Management Agreements	Gannett’s certificate of incorporation and bylaws do not contain any provisions on management agreements.
New Media’s certificate of incorporation provides that the New Media Board may authorize the execution and performance of one or more agreements with any person (including an affiliate) whereby, subject to the supervision and control of the New Media Board, any such person will render or make available to New Media managerial, operational, investment, office space and other services and facilities upon such terms and conditions as may be provided in such agreements (including, if deemed fair and equitable by the New Media Board, the compensation payable thereunder by New Media).

Relationship with Significant Stockholders	Gannett’s certificate of incorporation does not have any provisions addressing its relationship with significant stockholders.
New Media’s certificate of incorporation has provisions addressing its relationship with the Fortress Stockholders, which provide that, among other things, (1) the Fortress Stockholders have a right to invest in the same businesses as New Media, do business with any client, customer or vendor of New Media or employ

	Gannett	New Media

officers, directors or employees of New Media; (2) to the fullest extent permitted by law, the Fortress Stockholders do not have any fiduciary duties to New Media; and (3) the Fortress Stockholders do not have an obligation to present any corporate opportunity to New Media unless otherwise agreed.

Limitation on Personal Liability of Directors
Gannett’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable either to Gannett or to any of its stockholders for monetary damages for breach of fiduciary duty as a director.
New Media’s certificate of incorporation is substantially similar.

Indemnification of Directors and Officers
Gannett’s certificate of incorporation provides that Gannett will indemnify its directors and officers to the fullest extent permitted by the DGCL, provided that, if a proceeding is initiated by the person seeking indemnification, the proceeding must have been authorized by the Gannett Board unless the proceeding is one to enforce such person’s indemnification rights.
New Media’s certificate of incorporation is substantially similar.

Stockholder Rights Plans	Gannett does not have a stockholder rights plan in effect.	New Media does not have a stockholder rights plan in effect.

Business Combination Restriction
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder”, unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or certain other exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

	Gannett’s certificate of incorporation does not contain a provision electing not to be governed by Section 203 of the DGCL, so Gannett is subject to such provision.	New Media’s certificate of incorporation provides that New Media elects not be governed by Section 203 of the DGCL, so New Media is not subject to such provision.

	Gannett	New Media
Exclusive Forum
Gannett’s certificate of incorporation provides that unless Gannett consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Gannett, (2) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Gannett to Gannett or Gannett’s stockholders, (3) any action asserting a claim against Gannett or any director or officer or other employee of Gannett arising pursuant to any provision of the DGCL or Gannett’s certificate of incorporation or bylaws, or (4) any action asserting a claim against Gannett or any director or officer or other employee of Gannett governed by the internal affairs doctrine will be a state court located within Delaware (or, if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware).
New Media’s certificate of incorporation is substantially similar and provides that the Delaware Court of Chancery shall be the sole and exclusive forum for such actions.

Emergency Bylaws	Gannett’s bylaws do not include any provisions relating to emergencies, but Gannett is subject to the DGCL’s provisions regarding emergency bylaws.
New Media is subject to the DGCL’s provisions regarding emergency bylaws, and New Media’s bylaws also provide that, in case of an emergency condition as a result of which a quorum of the New Media Board cannot readily be convened, New Media will be managed by an emergency board and may be managed at an emergency corporate headquarters.

Amendment of Certificate of Incorporation
Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Gannett’s certificate of incorporation provides that Gannett may from time to time alter, amend, repeal or adopt, in whole or in part, any provisions of its certificate of incorporation.
New Media’s certificate of incorporation provides that New Media may amend, alter, change or repeal any provision contained in its certificate of incorporation. Except as provided by New Media’s certificate of incorporation or by law, the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote thereon will

	Gannett	New Media

be required to amend, alter, change or repeal, or to adopt any provision inconsistent with, the existing provisions of the certificate of incorporation related to (1) the management of the business and the conduct of the affairs of New Media, (2) action by written consent of stockholders without a meeting, (3) amendment of New Media’s bylaws, (4) certain provisions relating to the Fortress Stockholders, and (5) amendment of New Media’s certificate of incorporation. The DGCL majority voting standard applies to changes to other provisions of New Media’s certificate of incorporation.

Amendment of Bylaws
Under the DGCL, stockholders have the power to adopt, amend or repeal bylaws. A corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors, but the fact that such power has been so conferred upon the directors will not divest the stockholders of the power to adopt, amend or repeal bylaws.

Gannett’s certificate of incorporation provides that the Gannett Board is expressly authorized to make, alter and repeal Gannett’s bylaws, subject to the power of the stockholders to alter or repeal the bylaws under applicable law. Gannett’s bylaws provide that the bylaws may be altered, amended or repealed, or new bylaws adopted, (1) by the Gannett Board or (2) by the stockholders at any special meeting of the stockholders if duly called for that purpose, or at any annual meeting, by the affirmative vote of shares representing a majority of the voting power of all of Gannett’s voting stock, voting together as a single class.

New Media’s certificate of incorporation and bylaws provide that New Media’s bylaws may be adopted, amended, altered or repealed by (1) the New Media Board or (2) the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of New Media entitled to vote, provided that at any time the Fortress Stockholders, collectively, beneficially own at least 20% of the then issued and outstanding voting shares, New Media’s bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the then issued and outstanding shares of capital stock of New Media entitled to vote thereon or by the affirmative vote of a majority of the total number of directors New Media would have if there were no vacancies on the New Media Board.

However, the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding shares of capital stock of

Gannett	New Media

New Media entitled to vote thereon is required to amend, alter, change or repeal, or to adopt, any bylaws related to special meetings, consent of stockholders in lieu of a meeting, certain provisions related to the board of directors, amendment of the bylaws or the definitions in the bylaws, provided that at any time that the Fortress Stockholders, collectively, beneficially own at least 20% of the then issued and outstanding shares of capital stock entitled to vote thereon, New Media’s bylaws also may be amended, altered, changed, or repealed, in whole or in part, by the affirmative vote of a majority of the total number of directors New Media would have if there were no vacancies on the New Media Board.

LEGAL MATTERS

The validity of the shares of New Media common stock to be issued to Gannett stockholders pursuant to the merger will be passed upon for New Media by Cravath, Swaine & Moore LLP.

EXPERTS

New Media

The consolidated financial statements of New Media Investment Group Inc., appearing in New Media Investment Group Inc.'s Annual Report (Form 10-K) for the year ended December 30, 2018, and the effectiveness of New Media Investment Group Inc.'s internal control over financial reporting as of December 30, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Gannett

The consolidated financial statements of Gannett Co., Inc. appearing in Gannett Co., Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Gannett Co., Inc.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

New Media

New Media will hold a regular annual meeting in 2020 regardless of whether the merger is completed.

Proposals received from stockholders are given careful consideration by New Media in accordance with Rule 14a-8 under the Exchange Act. Stockholder proposals are eligible for consideration for inclusion in the proxy statement for the 2020 annual meeting if they are received by New Media no later than December 14, 2019. However, if the 2020 annual meeting is advanced or delayed by more than 30 days from the anniversary of the previous year’s meeting, to be timely, a stockholder proposal must be received no later than a reasonable time before New Media begins to print and send its notice of internet availability. In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for inclusion of stockholder proposals in company-sponsored proxy materials. Any proposals should be directed to the attention of New Media’s Secretary at 1345 Avenue of the Americas, 45th Floor, New York, New York 10105.

In order for a stockholder proposal, including proposals regarding director nominees, submitted outside of Rule 14a-8 to be considered “timely” within the meaning of Rule 14a-4(c), New Media’s bylaws require that such proposal must be received by New Media not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding annual meeting of stockholders. Accordingly, in order for a proposal relating to business to be conducted at the New Media 2020 annual meeting to be “timely” under New Media’s bylaws, it must be received by the Secretary of New Media at its principal executive office no earlier than January 24, 2020 and no later than February 23, 2020. However, in the event that the date of the 2020 annual meeting is advanced or delayed by more than 30 days from May 23, 2020, for a proposal by the stockholders to be timely, it must be received no earlier than the opening of business 120 days before the date of such annual meeting, and not later than the close of business on the 10th day after the earlier of the mailing of the notice of the annual meeting of stockholders or the day on which public announcement of the date of such meeting is made by New Media.

Gannett

If the merger is completed prior to the time Gannett’s 2020 annual meeting of stockholders would normally take place, Gannett will not hold an annual meeting in 2020. Instead, Gannett stockholders would be entitled to participate as stockholders of New Media in the 2020 annual meeting of stockholders of New Media. However, if the merger is not completed for any reason, Gannett will hold an annual meeting of its stockholders in 2020. A date has not been set for Gannett’s 2020 annual meeting.

SEC rules permit stockholders to submit proposals to be included in Gannett’s proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in Gannett’s proxy materials for Gannett’s 2020 annual meeting, the proposal must be submitted in writing to Gannett Co., Inc., 7950 Jones Branch Drive, McLean, Virginia 22107, Attn: Secretary and must be received by November 26, 2019.

Gannett’s bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in Gannett’s proxy materials if the stockholder satisfies the requirements and complies with the procedures set forth in Gannett’s bylaws. For Gannett’s 2020 annual meeting, notice of such proposals or nominations must be submitted in writing to Gannett Co., Inc., 7950 Jones Branch Drive, McLean, Virginia 22107, Attn: Secretary and must be delivered no earlier than the close of business on January 17, 2020 and no later than the close of business on February 16, 2020. However, if the date of Gannett’s 2020 annual meeting is more than 30 days before or more than 60 days after the anniversary of Gannett’s 2019 annual meeting, such notice must be delivered no earlier than the close of business on the 120th day prior to the 2020 annual meeting and no later than the close of business on the 90th day prior to the 2020 annual meeting, or if the first public announcement of the date of the 2020 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which Gannett first makes a public announcement of the date of its 2020 annual meeting. Gannett’s bylaws require that such notice must contain specific information in order to be validly submitted for consideration. Any stockholder considering introducing a nomination or other item of business should carefully review Gannett’s bylaws.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified New Media or Gannett of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding”, potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact New Media or Gannett at their address identified below. New Media and Gannett will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to New Media at Investor Relations, New Media Investment Group Inc., 1345 Avenue of the Americas, 45th Floor, New York, NY 10105, or contact New Media Investor Relations by telephone at (212) 479-3160 or by email at ir@newmediainv.com; requests for additional copies should be directed to Gannett at Investor Relations, Gannett Co. Inc., 7950 Jones Branch Drive, McLean, VA 22107, or contact Gannett Investor Relations by telephone at (703) 854-6960 or by email at investors@gannett.com.

WHERE YOU CAN FIND MORE INFORMATION

New Media and Gannett each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may access this information at the SEC’s internet website that contains reports, proxy statements and other information regarding issuers, including New Media and Gannett, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this joint proxy statement/prospectus.

Investors may also consult New Media’s or Gannett’s website for more information about New Media or Gannett, respectively. New Media’s website is www.newmediainv.com. Gannett’s website is www.gannett.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

New Media has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of New Media common stock to be issued to Gannett stockholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about New Media and New Media common stock. The rules and regulations of the SEC allow New Media and Gannett to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows New Media and Gannett to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that New Media has previously filed with the SEC (other than information furnished pursuant to Item 2.01 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about New Media, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 30, 2018.
•	Proxy Statement on Schedule 14A filed on April 12, 2019.
•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019.
•	Current Reports on Form 8-K or 8-K/A, filed on February 6, 2019, May 8, 2019, May 23, 2019 and August 6, 2019.
•	The description of New Media common stock contained in New Media’s registration statement on Form S-3ASR, filed with SEC on April 5, 2018, and Form S-1/A, filed with the SEC on January 13, 2015, in each case, including any subsequently filed amendments and reports updating such description.

In addition, New Media incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the New Media special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or New Media will provide you with copies of these documents, without charge, upon written or oral request to:

New Media Investment Group Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
(212) 479-3160
Attn: Investor Relations

This joint proxy statement/prospectus also incorporates by reference the documents listed below that Gannett has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Gannett, its financial condition or other matters.

•	Annual Report on Form 10-K for the year ended December 31, 2018.
•	Proxy Statement on Schedule 14A filed on March 26, 2019.
•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019.
•	Current Reports on Form 8-K, filed on January 7, 2019, January 11, 2019, January 18, 2019, January 31, 2019, February 4, 2019, March 18, 2019, May 1, 2019, May 6, 2019, May 21, 2019 and August 6, 2019.
•	The description of Gannett common stock contained in Gannett’s registration statement on Form S-8, filed with SEC on March 26, 2019, and Form 10, filed with the SEC on March 12, 2015, in each case, including any subsequently filed amendments and reports updating such description.

In addition, Gannett incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Gannett special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Gannett will provide you with copies of these documents, without charge, upon written or oral request to:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107
(703) 854-6000
Attention: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [ ], 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this joint proxy statement/prospectus to New Media stockholders or Gannett stockholders nor the issuance by New Media of shares of common stock pursuant to the merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NEW MEDIA INVESTMENT GROUP INC.,

GANNETT CO., INC.,

ARCTIC HOLDINGS LLC

and

ARCTIC ACQUISITION CORP.

Dated as of August 5, 2019

Exhibits

Exhibit A: Amended and Restated Management and Advisory Agreement
Exhibit B: Amended and Restated Certificate of Incorporation
Exhibit C: Governance Matters

This AGREEMENT AND PLAN OF MERGER, dated as of August 5, 2019 (this “Agreement”), is by and among New Media Investment Group Inc., a Delaware corporation (“Parent”), Gannett Co., Inc., a Delaware corporation (the “Company”), Arctic Holdings LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Intermediate Holdco”), and Arctic Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Intermediate Holdco (“Merger Sub”).

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub be merged with and into the Company (the “Merger”), with the Company as the surviving entity in the Merger and a wholly owned direct subsidiary of Intermediate Holdco, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of the Company adopt this Agreement and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent has established a special transaction committee thereof consisting only of independent and disinterested directors (the “Transaction Committee”) to, among other things, consider, review, evaluate and negotiate this Agreement and the transactions contemplated hereby;

WHEREAS, the Transaction Committee has unanimously (i) determined that it is in the best interests of Parent and Parent’s stockholders, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including Parent’s entry into the A&R Management Agreement (as defined below) and (ii) adopted resolutions recommending that the Board of Directors of Parent approve and declare the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Share Issuance and Parent’s entry into the A&R Management Agreement, and that the stockholders of Parent approve the transactions contemplated by this Agreement, including the Share Issuance;

WHEREAS, the Board of Directors of Parent, upon the unanimous recommendation of the Transaction Committee, has unanimously (i) determined that it is in the best interests of Parent and Parent’s stockholders, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including Parent’s entry into the A&R Management Agreement, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Share Issuance and Parent’s entry into the A&R Management Agreement, (iii) adopted resolutions recommending that the stockholders of Parent approve the transactions contemplated by this Agreement, including the Share Issuance, and (iv) directed that the transactions contemplated by this Agreement, including the Share Issuance, be submitted to the stockholders of Parent for approval;

WHEREAS, the sole member of Intermediate Holdco has unanimously (i) determined that it is in the best interests of Intermediate Holdco and its sole member, and declared it advisable, that Intermediate Holdco enter into this Agreement and consummate the transactions contemplated hereby and (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, that Merger Sub enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions recommending that the sole stockholder of Merger Sub adopt this Agreement and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to such stockholder for adoption;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the willingness of the Company to enter into this Agreement and consummate the transactions contemplated hereby, Parent and FIG LLC, a Delaware limited liability company (“FIG LLC”), have agreed to amend and restate the Original A&R Management Agreement in its entirety to read as set forth on Exhibit A (as so amended and restated, the “A&R Management Agreement”);

WHEREAS, the Company, Parent, Intermediate Holdco and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned Subsidiary of Intermediate Holdco.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. (New York City time) on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), or at such other time and date as agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall file a certificate of merger relating to the Merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (such time as the Merger becomes effective, the “Effective Time”).

SECTION 1.04. Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, and the separate legal existence of Merger Sub shall cease, all as provided under the DGCL.

SECTION 1.05. Constituent Documents. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth on Exhibit B and (ii) the by-laws of the Surviving Corporation shall be amended and restated in their entirety so as to be identical to the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be reflected as “Gannett Co., Inc.”), in each case, until thereafter amended in accordance with applicable Law.

SECTION 1.06. Directors and Officers. From and after the Effective Time, (i) the directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving

Corporation, except as may be determined by Parent in its sole discretion prior to the Effective Time and, in each case, such officer or director shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of the Surviving Corporation and applicable Law.

SECTION 1.07. Capital Stock.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the holder of any capital stock of the Company, Parent, Intermediate Holdco or Merger Sub (and subject to Section 1.07(c)):

(i)   Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Company Excluded Shares and any Dissenting Shares) shall be converted automatically into (A) 0.5427 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), subject to Section 2.05 with respect to fractional shares (the “Stock Consideration”), and (B) the right to receive $6.25 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.05, the “Merger Consideration”).

(ii)   All shares of Company Common Stock (other than any Company Excluded Shares and Dissenting Shares) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a (i) valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (ii) non-certificated share of Company Common Stock held by book entry immediately prior to the Effective Time (“Uncertificated Company Stock”), shall, upon the Effective Time, cease to have any rights with respect thereto, other than the right to receive the Merger Consideration into which such shares have been converted pursuant to this Agreement and any dividends or other distributions to which such holder becomes entitled in accordance with Section 2.03, in each case without interest.

(iii)   All shares of Company Common Stock held by the Company as treasury shares or by Intermediate Holdco or Merger Sub immediately prior to the Effective Time (the “Company Cancelled Shares”) shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock held by Parent, any direct or indirect wholly owned Subsidiary of Parent (other than Intermediate Holdco or Merger Sub) or any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time (together with the Company Cancelled Shares, the “Company Excluded Shares”) shall be automatically converted into such number of shares of Parent Common Stock equal to the sum of (A) the Exchange Ratio and (B) the quotient of the Cash Consideration divided by the Parent Closing Price.

(iv)   Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

(v)   Each share of capital stock of Intermediate Holdco issued and outstanding immediately prior to the Effective Time shall remain outstanding.

(b)   Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that are entitled to demand, and have properly perfected a demand, for appraisal rights pursuant to Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the Stock Consideration and the right to receive the Cash Consideration (plus cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.05), unless and until such stockholders shall have effectively withdrawn or lost such stockholders’ right to appraisal under the DGCL, but, instead, the holders thereof shall be entitled only to the payment provided by Section 262 of the DGCL with respect to such shares of Company Common Stock. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be converted into the Stock Consideration and the right to receive the Cash Consideration (plus cash in lieu of fractional shares of

Parent Common Stock pursuant to Section 2.05) in accordance with Section 1.07(a), effective at the Effective Time. The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals or attempted withdrawals of such demands received by the Company and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL. Any portion of the Merger Consideration held in the Exchange Fund in respect of payment made available to the Exchange Agent pursuant to Section 2.01 to pay for Dissenting Shares shall be returned to Parent on demand.

(c)   If prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or declare or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or declare or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, or otherwise change the Parent Common Stock or the Company Common Stock into any other securities, then the Exchange Ratio, the Cash Consideration and any other number or amount contained herein which is based upon the price or the number or fraction of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to proportionately reflect such split, combination, dividend or other distribution or change; provided that nothing in this Section 1.07(c) shall be construed to permit Intermediate Holdco, Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 1.08. Treatment of Company Equity Awards.

(a)   Company Stock Options. At the Effective Time, each option to acquire a share of Company Common Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive, with respect to each share of Company Common Stock underlying such Company Stock Option, a cash payment equal to the excess of (i) the sum of (A) the Cash Consideration and (B) an amount equal to the product of the Exchange Ratio and the Parent Closing Price over (ii) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, which amount shall be paid to the holder of such Company Stock Option within ten (10) Business Days following the Effective Time.

(b)   Company Restricted Stock Unit Awards.

(i)   At the Effective Time, except as provided in Section 1.08(b)(ii), each outstanding restricted stock unit award with respect to a share of Company Common Stock that is not a Company Performance Share Unit Award or a Company Phantom Share Unit (each, a “Company Restricted Stock Unit Award”) shall, automatically and without any action on the part of the holder thereof, be converted into a Parent Restricted Stock Unit Award subject to the same terms and conditions as were applicable to such Company Restricted Stock Unit Award immediately prior to the Effective Time (each, an “Adjusted RSU”), with respect to a number of underlying shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock that were subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time by the Equity Award Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Parent Common Stock. For purposes of this Agreement, “Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) (1) the Cash Consideration divided by (2) the Parent Closing Price.

(ii)   Immediately prior to the Effective Time, each Company Restricted Stock Unit Award held as of the Effective Time by a non-employee director shall be fully accelerated, and the holder thereof shall be entitled to receive the Merger Consideration pursuant to Section 1.07 with respect to (x) each share of Company Common Stock subject to such Company Restricted Stock Unit Award and (y) each dividend equivalent unit in respect of such Company Restricted Stock Unit Award.

(c)   Company Performance Share Units. At the Effective Time, each outstanding performance share award with respect to shares of Company Common Stock that is subject to performance-based vesting conditions (each, a “Company Performance Share Unit Award”) shall, automatically and without any action on the part of the holder thereof, be converted into a Parent Restricted Stock Unit Award subject to the same terms and conditions as were applicable to such Company Performance Share Unit Award immediately prior to the Effective Time (except that such Parent Restricted Stock Unit Award shall be subject only to service-based vesting conditions and no longer subject to achievement of applicable performance goals) (each, an “Adjusted PSU”), with respect to a number of shares of Parent Common Stock determined by (i) in the case of any Company Performance Share Unit Award granted within one year of the Closing Date, multiplying (A) the number of shares of Company Common Stock subject to such Company Performance Share Unit Award based on the target level of performance by (B) the Equity Award Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Parent Common Stock and (ii) in the case of any Company Performance Share Unit Award granted more than one year prior to the Closing Date, multiplying (A) the number of shares of Company Common Stock subject to such Company Performance Share Unit Award based on the actual level of performance as of the Closing, as determined in good faith by the Executive Compensation Committee of the Board of Directors of the Company in a manner consistent with the terms and conditions of the applicable Company Performance Share Unit Award and consistent with the past practices of the Company, by (B) the Equity Award Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Parent Common Stock.

(d)   Company Restricted Stock Awards. Immediately prior to the Effective Time, any transferability restrictions applicable to each restricted stock award with respect to shares of Company Common Stock (a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall lapse, and at the Effective Time, each share of Company Common Stock granted pursuant to such Company Restricted Stock Awards shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the Stock Consideration and the right to receive the Cash Consideration (plus cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.05) in accordance with Section 1.07(a).

(e)   Company Phantom Share Units. At the Effective Time, each restricted stock unit subject to the Company’s 2015 Deferred Compensation Plan with a value equal to the value of a share of Company Common Stock, whether payable in cash or shares of Company Common Stock (a “Company Phantom Share Unit”) shall, automatically and without any action on the part of the holder thereof, be converted into a number of units (the “Adjusted Phantom Share Units”), determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Phantom Share Unit immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio, with any fractional units rounded to the nearest whole number of units, with such units subject to the same terms and conditions as were applicable to such Company Phantom Share Unit immediately prior to the Effective Time (including with respect to timing of payment), but with a value equal to the value of a share of Parent Common Stock.

(f)   Company Actions. At or prior to the Effective Time, the Company shall take all actions necessary (including adopting such appropriate resolutions of the Board of Directors of the Company or any committee of the Board of Directors of the Company) to effectuate the treatment of Company Equity Awards contemplated by this Section 1.08.

(g)   Parent Actions. At or prior to the Effective Time, Parent shall take such actions as are necessary for the grant of the Adjusted RSUs, Adjusted PSUs and Adjusted Phantom Share Units pursuant to this Section 1.08, including the reservation, issuance and listing of Parent Common Stock issuable pursuant to the awards granted pursuant this Section 1.08 in compliance with applicable Law and the rules and regulations of any applicable United States securities exchange. As soon as practicable upon or after the Effective Time, Parent shall file with the SEC a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such Parent Common Stock and shall use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following such filing and, thereafter, Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement.

SECTION 1.09. Issuance to FIG LLC. Promptly following the Effective Time, Parent shall issue to FIG LLC the shares of Parent Common Stock and nonqualified stock options to purchase Parent Common Stock, in each case, as contemplated to be issued by Section 8(f) of the A&R Management Agreement, in accordance with the terms set forth therein.

ARTICLE II

Exchange of Certificates

SECTION 2.01. Exchange Fund. Immediately prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized bank or trust company (the “Exchange Agent”) designated by Parent, which bank or trust company shall be reasonably satisfactory to the Company, uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay the aggregate Cash Consideration, any dividends and other distributions pursuant to Section 2.03 and cash in lieu of any fraction of a share of Parent Common Stock to which any holder of shares of Company Common Stock converted pursuant to Section 1.07 is entitled pursuant to Section 2.05. Any cash and uncertificated, book-entry shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. Any amounts payable in respect of Company Equity Awards in accordance with Section 1.08 shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates. No interest will be paid or will accrue on any cash payable pursuant to Section 1.08, Section 2.03 or Section 2.05.

SECTION 2.02. Exchange Procedures.

(a)   As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of one or more Certificates (i) a letter of transmittal (which shall specify that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and which shall be in a form and have such other provisions as Parent and the Company may reasonably specify) (the “Letter of Transmittal”) and (ii) customary instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.09).

(b)   Upon surrender of a Certificate to the Exchange Agent (or an affidavit of loss in lieu thereof as provided in Section 2.09), together with a Letter of Transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, Parent shall cause the Exchange Agent to, as promptly as practicable, (i) credit to the holder of such Certificate in the stock ledger and other appropriate books and records of Parent the number of whole shares of Parent Common Stock into which the shares of Company Common Stock formerly represented by such Certificate have been converted pursuant to this Agreement, and (ii) pay and deliver to the holder of such Certificate by wire transfer or check the aggregate Cash Consideration that such holder has the right to receive pursuant to this Agreement, together with any cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.05 and any dividends or other distributions to which such holder becomes entitled in accordance with Section 2.03 (in each case, with respect to the shares of Company Common Stock formerly represented by such Certificate). Until surrendered as contemplated by this Section 2.02, each Certificate shall at any time from and after the Effective Time represent only the Stock Consideration and the right to receive the Cash Consideration (plus cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.05) into which the shares represented by such Certificates have been converted pursuant to this Agreement, together with any dividends or other distributions to which the holder of such Certificates becomes entitled in accordance with Section 2.03.

(c)   The holders of record of Uncertificated Company Stock shall not be required to take any action with respect to the exchange of their Uncertificated Company Stock for the Merger Consideration. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to (i) credit to the holder of such Uncertificated Company Stock in the stock ledger and other appropriate books and records of Parent the number of whole shares of Parent Common Stock into which such Uncertificated Company Stock have been converted pursuant to this Agreement, and (ii) pay and deliver to the holder of such Uncertificated Company Stock by wire transfer or check the aggregate Cash Consideration that such holder has the right to receive pursuant to this Agreement, together with any cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.05 (in each case, with respect to such Uncertificated Company Stock), as well as appropriate materials (in a form to be reasonably agreed by the Company and Parent) advising the holder of the completion of the Closing. Notwithstanding the foregoing, any holder of both Certificates and Uncertificated Company Stock shall be required to complete the exchange procedures outlined in the preceding subsections of this Section 2.02 for such holder’s Certificates before such holder will receive the credits and payments contemplated by clauses (i) and (ii) above for such holder’s Uncertificated Company Stock.

(d)   If credit or payment of Stock Consideration or Cash Consideration (and any cash in lieu of any fractional shares of Parent Common Stock to which a holder is entitled pursuant to Section 2.05 and any dividends or other distributions to which a holder becomes entitled in accordance with Section 2.03), respectively, with respect to shares of Company Common Stock is to be made to or in respect of a Person other than the Person in whose name the surrendered Certificate formerly representing such shares of Company Common Stock or Uncertificated Company Stock is registered on the transfer records of the Company, Parent may cause the Exchange Agent to so credit or pay the foregoing, as the case may be, to such Person only if such Certificate (if applicable) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.

SECTION 2.03. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until such holder shall surrender such Certificate (or an affidavit of loss in lieu thereof as provided in Section 2.09) in accordance with Section 2.02. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or an affidavit of loss in lieu thereof as provided in Section 2.09), such holder shall be entitled to receive any such dividends or distributions, without interest, which theretofore had become payable with respect to the Parent Common Stock into which the shares of Company Common Stock formerly represented by such Certificate were converted pursuant to Section 1.07. Such holder shall be entitled to vote after the Effective Time at any meeting of Parent stockholders with a record date at or after the Effective Time the number of whole shares of Parent Common Stock into which the shares of Company Common Stock formerly represented by such Certificates were converted pursuant to Section 1.07, regardless of whether such holder has surrendered their Certificates (or an affidavit of loss in lieu thereof as provided in Section 2.09) in accordance with Section 2.02.

SECTION 2.04. No Further Ownership Rights. The shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.03) shall be deemed to have been delivered or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after the Effective Time, (a) all holders of Certificates and Uncertificated Company Stock shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificates or Uncertificated Company Stock have been converted pursuant to this Agreement (together with any dividends or other distributions to which the holders of any Certificates become entitled in accordance with Section 2.03), without interest, and (b) the stock transfer books of the Surviving Corporation shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, such Certificates shall be cancelled and exchanged as provided in this Article II.

SECTION 2.05. No Fractional Shares of Parent Common Stock. No fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 1.07, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 1.07 that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock formerly represented by the Certificates and Uncertificated Company Stock held by such holder) shall receive, in lieu thereof, cash

(without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by the Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time (the “Parent Closing Price”), rounded down to the nearest penny.

SECTION 2.06. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for 180 days after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any holders of Certificates or Uncertificated Company Stock that have not theretofore complied with this Article II or cashed any check or otherwise accepted delivery of any amounts payable to them in accordance with Article I and this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof for the Merger Consideration to which such holders are entitled pursuant to Section 1.07 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.03.

SECTION 2.07. No Liability. None of Parent, Intermediate Holdco, the Company, the Surviving Corporation, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Uncertificated Company Stock as of the second (2nd) anniversary of the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permissible by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.08. Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent. Any interest and other income resulting from such investments shall promptly be paid to Parent. Any loss of any of the funds included in the Exchange Fund shall be for the account of Parent and shall not alter Parent’s obligation to cause to be paid the Merger Consideration and any dividends or other distributions to which the holders of any Certificates become entitled in accordance with Section 2.03.

SECTION 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent (or, after dissolution of the Exchange Fund, Parent) will deliver the applicable Merger Consideration in respect thereof and any dividends or other distributions to which such holder is entitled in accordance with Section 2.02 and Section 2.03.

SECTION 2.10. Withholding Rights. Each of Parent, Intermediate Holdco, the Company, the Surviving Corporation, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the payment of such amounts under the Code (and the Treasury Regulations) or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and, if required, paid over to the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 2.11. Further Assurances. From and after the Effective Time, the respective officers of Parent, Intermediate Holdco and the Surviving Corporation, as applicable, will be authorized to execute and deliver, in the name and on behalf of Parent, Intermediate Holdco, the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Parent, Intermediate Holdco, the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in Parent, Intermediate Holdco or the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent, Intermediate Holdco or the Surviving Corporation, as applicable, as a result of, or in connection with, the Merger.

SECTION 2.12. Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common

Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates or Uncertificated Company Stock shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by Law.

ARTICLE III

Representations and Warranties of the Company

Except as expressly disclosed in the Company SEC Reports filed with or furnished to the SEC and publicly available after January 1, 2017 and prior to the date of this Agreement (other than (a) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports that are not statements of historical fact and (b) any forward- looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports), or in the Company Disclosure Letter, the Company hereby represents and warrants to Parent, Intermediate Holdco and Merger Sub as follows:

SECTION 3.01. Organization, Good Standing and Qualification. The Company (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The copies of the Company’s Organizational Documents which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 are correct and complete copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. The Company is not in material violation of any provision of its Organizational Documents.

SECTION 3.02. Authorization.

(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Required Company Vote”), to consummate the transactions contemplated hereby. Except for the receipt of the Required Company Vote, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and all other necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company or any holders of any of its securities are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the receipt of the Required Company Vote. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent, Intermediate Holdco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)   The Board of Directors of the Company, at a meeting duly called and held prior to the execution of this Agreement, has, by unanimous vote of those directors present (who constituted all of the directors of the Company then in office) (i) determined that this Agreement is advisable and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Agreement and declaring the advisability of this Agreement, (iii) adopted resolutions, subject to Section 7.04, recommending that the holders of the shares of Company Common Stock adopt this Agreement (the “Company Recommendation”) and (iv) directed that such matter be submitted for consideration by Company stockholders at a meeting of such stockholders to be called for such purpose (the “Company Stockholders Meeting”).

SECTION 3.03. Capitalization.

(a)

(i)   The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of July 31, 2019, 114,621,418 shares of Company Common Stock were issued and outstanding, 10,477 shares of Company Common Stock subject to Company Restricted Stock Awards were issued and outstanding and no shares of Company Preferred Stock were issued or outstanding. As of July 31, 2019, there were 10,510,185 and 8,726,951 shares of Company Common Stock reserved and available for issuance under the 2015 Omnibus Incentive Plan, as amended (assuming achievement of the applicable performance goals for outstanding Performance Share Unit Awards at the target and the maximum levels, respectively), 4,883 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options, 1,783,234 and 3,566,468 shares of Company Common Stock subject to outstanding Company Performance Share Unit Awards (assuming achievement of the applicable performance goals at the target and the maximum levels, respectively), 4,332,758 shares of Company Common Stock subject to outstanding Company Restricted Stock Unit Awards, 443,442.96 shares of Company Common Stock subject to outstanding Company Phantom Share Units, 5,718,850 shares of Company Common Stock held in treasury and 7,214,058 and 14,428,116 Company Performance Units outstanding (assuming achievement of the applicable performance goals at the target and the maximum levels, respectively).

(ii)   Except for the Convertible Notes and as set forth in Section 3.03(a)(i), as of July 31, 2019, no shares of capital stock of the Company were issued and outstanding and the Company did not have outstanding, and there were not, any securities convertible into or exchangeable for any shares of capital stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character requiring the issuance of, any capital stock of the Company, or any stock or securities convertible into or exchangeable for any capital stock of the Company, and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of the Company.

(b)   Other than the Convertible Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in Section 3.03(a), as of July 31, 2019, there were no outstanding stock options, restricted stock units, shares of restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of the Company Subsidiaries), that are convertible into or exercisable for a share of Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock. All Company Equity Awards are evidenced by award agreements substantially in the forms (i) previously made available to Parent or (ii) filed by the Company (or a predecessor entity) with the SEC and publicly available prior to the date of this Agreement.

(c)   The issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, (ii) were not issued in violation of any preemptive rights, rights of first refusal, rights of first offer, purchase options or similar rights and (iii) were issued in compliance in all material respects with all applicable U.S. federal and state securities Laws. The Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company’s Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated hereby.

SECTION 3.04. Subsidiaries.

(a)   Section 3.04(a) of the Company Disclosure Letter sets forth the name of each Subsidiary of the Company (collectively, the “Company Subsidiaries”), the state or jurisdiction of its organization, the percentage of each class of voting securities of such Company Subsidiary directly or indirectly owned by the Company and, to the Knowledge of the Company, the name and percent ownership of each owner of voting securities of such Company Subsidiary that is not itself the Company or a Company Subsidiary, in each case, as of the date of this Agreement. Each Company Subsidiary (i) is a corporation, limited liability company, partnership or other entity duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, limited liability company, partnership or other organization and is in good standing under the laws of any jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except in the case of each of clauses (i), (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Subsidiary is in material violation of any provision of its Organizational Documents. As of the date of this Agreement, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person other than the Company Subsidiaries, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Company Subsidiary.

(b)   Except as set forth on Section 3.04(a) of the Company Disclosure Letter, as of the date of this Agreement, (i) all of the outstanding capital stock of, or other voting securities or ownership interests in, each Company Subsidiary (collectively, the “Company Subsidiary Securities”), is owned by the Company, directly or indirectly, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) (except for Liens of the type specified in clauses (a), (b) and (g) of the definition of Permitted Liens), (ii) there are no outstanding derivative securities convertible into, exchangeable for or otherwise in respect of any Company Subsidiary Securities, (iii) there are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities and (iv) all of the Company Subsidiary Securities directly or indirectly owned by the Company have been duly authorized, are validly issued and are fully paid and nonassessable.

SECTION 3.05. Government Consents. The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require any consent, approval, authorization or Permit of, or filing or registration with or notification to, any Governmental Entity except for (a) requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (c) the applicable notice requirements of the NYSE, (d) the filing and recordation of the Certificates of Merger with the Secretary of State in accordance with the DGCL, (e) such consents, approvals, authorizations, Permits, filings, registrations or notifications set forth on Section 3.05 of the Company Disclosure Letter and (f) such other consents, approvals, authorizations, Permits, filings, registrations or notifications which, if not obtained or made, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06. Noncontravention. The execution and delivery of this Agreement by the Company does not, and the performance of the Company’s obligations hereunder and the consummation by it of the transactions contemplated hereby will not, (a) subject to the receipt of the Required Company Vote, violate any provision of the Organizational Documents of the Company or any Company Subsidiary, (b) result in a violation or breach of any provision of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties may be bound, (c) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of the Company or any Company Subsidiary, or (d) assuming the Required Company Vote and all consents, approvals, authorizations and Permits contemplated by Section 3.05 have been obtained, and all filings, registrations or notifications in Section 3.05 have been made, violate or conflict with any Law to which the Company or any Company Subsidiary is subject, except, in the case of clauses (b), (c) and (d), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.07. SEC Reports; Financial Statements; Absence of Undisclosed Liabilities.

(a)   The Company and each Company Subsidiary has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it to the SEC since January 1, 2017 (the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, and with respect to any information incorporated by reference into them, as of the date of such information, the Company SEC Reports (i) complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, applicable to such Company SEC Report and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements, or the completeness of any information furnished by the Company or a Company Subsidiary to the SEC for the purpose of complying with Regulation FD promulgated under the Exchange Act.

(b)   The consolidated financial statements (including any notes or schedules thereto) included in the Company SEC Reports (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments and the absence of complete footnotes. The consolidated balance sheets included in such financial statements present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated statements of income, consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows included in such financial statements present fairly in all material respects the consolidated results of operations and cash flows of the Company and the Company Subsidiaries for the respective periods indicated, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments and the absence of complete footnotes.

(c)   Except (i) as and to the extent disclosed or reserved against on the balance sheet of the Company as of December 31, 2018 included in the Company SEC Reports, (ii) as incurred after December 31, 2018 in the Ordinary Course of Business and, if incurred after the date of this Agreement, not prohibited by this Agreement, or (iii) as incurred pursuant to or in connection with this Agreement, neither the Company nor any Company Subsidiary has any liabilities, Indebtedness or obligations of any kind, whether known or unknown, absolute, accrued, contingent, matured, unmatured or otherwise, and whether due or to become due, and whether or not required by GAAP to be recorded or reflected on a consolidated balance sheet of the Company (or disclosed in the notes thereto), other than those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)   The Company (i) maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (ii) based on its most recent evaluation of its internal control over financial reporting prior to the date of this Agreement and any previous such evaluations, has disclosed since January 1, 2017, to the Company’s auditors and the audit committee of the Board of Directors of the Company, (1) any known significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2017. The Company’s principal executive officer and principal financial officer have made, with respect to all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2017 pursuant to the Securities Act or the Exchange Act, all certifications required by the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and any related rules and regulations promulgated by the SEC. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of Sarbanes-Oxley.

(e)   Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or has any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) or other contingent liability, where the result, purpose or effect of such Contract, arrangement or liability is or was to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Reports or in the financial statements of the Company or any Company Subsidiary.

SECTION 3.08. Registration Statement. The information supplied by the Company specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The information supplied by the Company specifically for inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives for inclusion therein.

SECTION 3.09. Compliance with Law; Permits. The Company and each Company Subsidiary (i) is, and at all times since January 1, 2017 has been, in compliance with all applicable Law and (ii) has not received written notice of any violation of any applicable Law, except, in each case, for such non-compliance and violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiaries (i) have all Permits required to conduct their respective businesses as now conducted and (ii) are in compliance with all such Permits, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Permits of the Company or any Company Subsidiary are valid and in full force and effect and have not been expired or been revoked, suspended, cancelled, rescinded or terminated, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.10. Absence of Certain Changes or Events.

(a)   Since December 31, 2018, there has not been any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(b)   Since December 31, 2018 through the date of this Agreement, each of the Company and each of the Company Subsidiaries has operated in the Ordinary Course of Business in all material respects (other than with respect to actions taken in connection with this Agreement and the transactions contemplated hereby) and has not taken any action that would have required the consent of Parent pursuant to Section 5.01(b)(ii), (iii), (iv), (xi) or (xviii) to the extent related to any of the foregoing if such action had been taken after the date of this Agreement.

SECTION 3.11. Proceedings. Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there (a) is no Proceeding or investigation pending or, to the Knowledge of the Company, threatened against or relating to the Company or any Company Subsidiary by or before any Governmental Entity or arbitral body and (b) is no judgment, decree, injunction, ruling or order of any Governmental Entity or arbitral body outstanding against the Company or any Company Subsidiary.

SECTION 3.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   each of the Company and the Company Subsidiaries has filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;

(b)   all Taxes of the Company and each of the Company Subsidiaries required to have been paid have been paid in full, except for Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(c)   the Company SEC Reports reflect adequate reserves in accordance with GAAP for Taxes of the Company and the Company Subsidiaries as of the date thereof;

(d)   all Taxes required to be deducted, withheld or collected by the Company or any of the Company Subsidiaries with respect to any payments or the provision of any non- cash benefits to or from any employee, creditor, independent contractor, customer, stockholder or other third party have been so deducted, withheld or collected and remitted to the appropriate Governmental Entity or set aside in accounts for such purpose, and each of the Company and the Company Subsidiaries has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);

(e)   there is no Proceeding or audit now pending or that has been proposed in writing with respect to the Company or any of the Company Subsidiaries in respect of any Tax or any Tax Return;

(f)   neither the Company nor any of the Company Subsidiaries has filed with any Governmental Entity any agreement extending or waiving, the application of any statute of limitations applicable to any claim for, or the period for assessment and collection of, any Taxes;

(g)   neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(h)   there are no Liens in respect of or on account of Taxes on any of the assets or properties of the Company or any of the Company Subsidiaries, other than Permitted Liens;

(i)   neither the Company nor any of the Company Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is the Company or any of the Company Subsidiaries), (ii) has any liability for the Taxes of any Person (other than any of the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), or as a transferee or successor, or (iii) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries);

(j)   within the last two years, neither the Company nor any of the Company Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code; and

(k)   no claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that the Company or such Company Subsidiary is or may be subject to taxation by such jurisdiction, which claim has not been resolved.

SECTION 3.13. Intellectual Property; Data Privacy and Security.

(a)   Each item of material Company Intellectual Property that is registered or subject to pending applications for registration owned by the Company or a Company Subsidiary (“Company Registered Intellectual Property”) is subsisting and, to the Knowledge of the Company, valid and enforceable, and neither the Company nor any of the Company Subsidiaries has received any written notice or claim challenging the ownership, validity, registrability or enforceability of such Company Registered Intellectual Property or disputing the use or alleging any misuse of such Company Registered Intellectual Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own all right, title and interest in and to, free and clear of all Liens other than Permitted Liens, or have a valid and enforceable right to use, all Company Intellectual Property, and (ii) the Company Intellectual Property constitutes all of the Intellectual Property necessary to enable the Company and the Company Subsidiaries to conduct their businesses as such businesses are currently being conducted.

(c)   (i) To the Knowledge of the Company, no Company Intellectual Property is being infringed, misappropriated or otherwise violated by any third party and (ii) neither the Company nor any of the Company Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party except, in each case with respect to clauses (i) and (ii) as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There are no claims against the Company or any of the Company Subsidiaries presently pending or, to the Knowledge of the Company, threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, there have been no breaches of the Company Information Systems that resulted in a disclosure of any proprietary information of the Company or any of the Company Subsidiaries, or of any personally identifiable information in the possession of the Company or any of the Company Subsidiaries, and (ii) the Company and the Company Subsidiaries (A) have implemented reasonable backup, access controls, logging, security, breach and loss detection, and loss and disaster recovery measures and technology with respect to the Company Information Systems and (B) are in compliance with all applicable Laws regarding the security of the Company Information Systems.

(e)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2017, the Company and the Company Subsidiaries have complied with (A) applicable Privacy Laws, (B) any privacy choices (including opt-out preferences) communicated to the Company and the Company Subsidiaries and (C) any obligations relating to Personal Data contained in any written agreements, including contractual commitments, terms of use and privacy policies, (ii) since January 1, 2017, the Company and the Company Subsidiaries have taken commercially reasonable measures to ensure that Personal Data collected by or on their behalf is protected against loss, damage, and unauthorized access, use or modification, (iii) to the Knowledge of the Company, since January 1, 2017, there has been no (A) unauthorized disclosure of or access to Personal Data or (B) action or circumstance requiring the Company or the Company Subsidiaries to notify a Governmental Entity or other Person of a data security breach or violation of any Privacy Laws nor has the Company or the Company Subsidiaries made any such notification, and (iv) to the Knowledge of the Company, no Person (including any Governmental Entity) has commenced any action with respect to loss, damage, or unauthorized access, use or modification of any Personal Data of, by or on behalf of the Company and the Company Subsidiaries.

SECTION 3.14. Company Property.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the Company Subsidiaries have good and valid fee simple title to all material real properties owned by the Company or any Company Subsidiary

(the “Company Owned Property”), and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, all material real properties and interests in real properties leased, subleased, occupied or operated by the Company or any Company Subsidiary as lessee, sublessee or occupant (the “Company Leased Property” and, together with the Company Owned Property, the “Company Property”), in each case, free and clear of Liens other than Permitted Liens. The real property leases, subleases or other occupancy agreements (together with all amendments thereto) underlying the Company Leased Property are referred to herein as the “Company Leases”.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has not received written notice of any pending or threatened condemnation, eminent domain or similar proceedings affecting any of the Company Owned Property, (ii) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any Company Owned Property or any portion thereof or interest therein, (iii) each Company Lease is valid and binding on the Company or the Company Subsidiaries, as applicable, (iv) none of the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, any other party to a Company Lease, is in material breach or material violation of, or in material default under, such Company Lease and (v) none of the Company or any of the Company Subsidiaries have leased, subleased, licensed or granted to any third party a right to use or occupy all or any portion of any Company Property.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the Company Property (other than Intellectual Property), (i) has valid title to all such properties and assets reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

SECTION 3.15. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   each of the Company and the Company Subsidiaries is, and since January 1, 2017 has been, in compliance with all applicable Environmental Laws, including possessing and complying with all Permits required under Environmental Law for their respective operations as currently operated;

(b)   the Company and the Company Subsidiaries have not received, since January 1, 2017 or that otherwise remains unresolved, any written notice alleging the Company or any of the Company Subsidiaries has violated or may have any liability under any Environmental Laws;

(c)   none of the Company or any of the Company Subsidiaries is subject to any outstanding orders arising under Environmental Laws nor are there any Proceedings pursuant to Environmental Law pending or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries;

(d)   none of the Company or any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation under Environmental Laws, including any obligation for costs of remediation, that has resulted in any Proceeding relating to Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries; and

(e)   none of the Company or any of the Company Subsidiaries has released, disposed or arranged for the disposal of any Hazardous Material, and, to the Knowledge of the Company, there has been no other release of or exposure to any Hazardous Material, in each case that that has resulted or would reasonably be expected to result in any Proceeding against, or any obligation to conduct or fund any remedial action on the part of, the Company or any of the Company Subsidiaries pursuant to any Environmental Laws.

SECTION 3.16. Contracts.

(a)   Except for this Agreement and, as applicable, any Contract listed in Item 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, any Contract attached as an exhibit to any SEC filing by the Company between January 1, 2019 and the date of this Agreement, and any Contract set forth on Section 3.16(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by any of the following as of the date of this Agreement:

(i)   any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)   any non-competition Contract or other Contract that purports to limit in any material respect either the type of business in which the Company or any of the Company Subsidiaries or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business or contains any material exclusivity provisions;

(iii)   any Contract entered into since January 1, 2019 pursuant to which the Company or any Company Subsidiary has completed or agreed to complete any acquisition or disposition of properties or assets that would have required the consent of Parent under Section 5.01(b)(iii) or (iv) if it had been completed after the date of this Agreement;

(iv)   any Contract for the acquisition or disposition of properties or assets of the Company or the Company Subsidiaries pursuant to which the Company or any Company Subsidiary is subject to continuing “earn-out” or similar deferred payment obligations that could reasonably be expected to result in payments by the Company or the Company Subsidiaries in an amount in excess of $1,000,000;

(v)   any Company Collective Bargaining Agreement;

(vi)   any partnership, limited liability company or joint venture agreement where the Company or any Company Subsidiary, directly or indirectly, owns an equity interest in the partnership, limited liability company or joint venture;

(vii)   any stockholders, investors rights, registration rights or similar agreement or arrangement;

(viii)   any Contract for capital expenditures in excess of $5,000,000;

(ix)   any Company Lease requiring payments by the Company or any Company Subsidiary in excess of $1,000,000 during 2019 or any subsequent calendar year;

(x)   any Contract (A) evidencing Indebtedness of the Company or any Company Subsidiary or pursuant to which the Company or any Company Subsidiary has guaranteed any Indebtedness (other than consumer credit or capital lease obligations incurred in the Ordinary Course of Business), or (B) under which the Company or any Company Subsidiary (1) has, directly or indirectly, made any loan or advance to any Person that remains outstanding (excluding any extensions of credit or delayed collection of trade payables in the Ordinary Course of Business) or (2) is obligated to make any capital contribution to, or other investment in, any Person, in the case of this subclause (B) with outstanding obligations in excess of $1,000,000, other than any such Indebtedness, loans, advances, capital contributions or other investments solely between or among the Company and one or more wholly owned Company Subsidiaries; or

(xi)   any Contract (other than any Contract of the type described in clauses (i) through (x) above) (A) under which the Company or any Company Subsidiary is reasonably expected to receive payments of more than $5,000,000 during 2019 or any subsequent calendar year (other than payments to the Company or any Company Subsidiary for advertising, marketing or promotion and excluding Contracts for the supply of newsprint by the Company or a Company Subsidiary where the Company’s or a Company Subsidiary’s net receipts under such Contract, after subtracting the cost to the Company and any applicable Company Subsidiary of the newsprint being supplied, does not exceed more than $5,000,000 during 2019 or would not reasonably be expected to exceed such amount during any subsequent calendar year) or (B) that by its express terms (1) requires the payment or is reasonably expected to require the payment by the Company or any Company Subsidiary of more than $2,500,000 during 2019 or any subsequent calendar year, or more than $5,000,000 in the aggregate during the remaining term of such Contract, and (2) cannot be terminated within twelve (12) months after giving notice of termination without resulting in any material cost, penalty or liability to the Company or any Company Subsidiary.

Each Contract to which the Company or any Company Subsidiary is a party of the type described in clauses (i) through (xi) of this Section 3.16(a) is referred to in this Agreement as a “Company Material Contract”.

(b)   The Company has delivered or made available to Parent correct and complete copies of each Company Material Contract and all amendments, modifications and side letters with respect thereto entered into prior to the date of this Agreement. Except to the extent that it has previously expired or been terminated by the Company or the applicable Company Subsidiary in accordance with its terms, each Company Material Contract is valid and in full force and effect in all material respects, and is enforceable against the Company or any Company Subsidiary party thereto (and to the Knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights generally, or by general principles of equity.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Material Contract and (ii) to the Knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both).

SECTION 3.17. Employee Plans.

(a)   Section 3.17(a) of the Company Disclosure Letter contains a correct and complete list of each material Company Benefit Plan as of the date of this Agreement.

(b)   The Company has provided or made available to Parent with respect to each material Company Benefit Plan (i) a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto and (ii) to the extent applicable (A) the most recent actuarial valuation reports, (B) the most recent Form 5500 filed with the U.S. Department of Labor and all schedules thereto and (C) all current summary plan descriptions and summaries of material modifications.

(c)   With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any liability, penalty or Tax under ERISA or the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)   No condition exists that is reasonably likely to subject the Company or any of the Company Subsidiaries to any direct or indirect material liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Company Benefit Plans or with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company or any ERISA Affiliate, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)   With respect to any “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)   There are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan or any trusts related thereto with respect to the operation of such plan (other than routine benefits claims), except where such claims would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)   Each Company Benefit Plan has been established and administered in all respects in accordance with its terms, and in compliance in all respects with the applicable provisions of ERISA, the Code and other applicable Laws, and all contributions required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)   None of the Company Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.

(i)   Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any material payment becoming due to any current or former director, employee or consultant of the Company and the Company Subsidiaries, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, or (iii) result in any payment that would be considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

(j)   No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(k)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 3.18. Insurance. Except as, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect, (a) all insurance policies of the Company or any Company Subsidiary are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and (b) neither the Company nor any Company Subsidiary is in breach of or default under, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any insurance policy.

SECTION 3.19. Takeover Laws. No Takeover Law or any anti-takeover provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Merger or the other transactions contemplated hereby.

SECTION 3.20. Affiliate Transactions. As of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any director or executive officer of the Company or any of the Company Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than Ordinary Course of Business employment agreements and similar employee arrangements otherwise set forth on Section 3.20 of the Company Disclosure Letter.

SECTION 3.21. Labor Matters. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor any of the Company Subsidiaries is the subject of any Proceeding asserting that the Company or any of the Company Subsidiaries has committed any unfair labor practice or any demand seeking to compel the Company to bargain with any labor union or labor organization and (b) there is no pending or, to the Knowledge of the Company, threatened in writing, nor has there been since January 1, 2017, any labor strike, walkout, work stoppage, slow-down or lockout affecting any employees of the Company or any of the Company Subsidiaries.

SECTION 3.22. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2017, neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any Representative of the Company or any Company Subsidiary (acting in such capacity), has, directly or indirectly, (a) offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any government official or employee, to any employee of any organization owned or controlled in part or in full by any Governmental Entity, or to any political party or candidate, to influence such official or employee to act or refrain from acting in relation to the performance of official duties, with the purpose of obtaining or retaining business or any other improper business advantage or (b) taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977 or any other anti-corruption or anti-bribery Law applicable to the Company or any Company Subsidiary (whether by virtue of jurisdiction or organization or conduct of business).

SECTION 3.23. Opinion of the Company’s Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of the Company has received separate opinions (which will be confirmed by written opinions dated as of the date of this Agreement) from each of Greenhill & Co., LLC and Goldman Sachs & Co. LLC to the effect that, as of the date of their respective opinions and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of the Company Common Stock (other than Company Excluded Shares and Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.

SECTION 3.24. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or any of the Company Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.25. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger, each of Parent, Intermediate Holdco and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes, and none of Parent, Intermediate Holdco or Merger Sub has relied on, any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries, or with respect to any other information provided or made available to Parent, Intermediate Holdco or Merger Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in this Article III, neither the Company nor any other Person will have or be subject to any liability or obligation to Parent, Intermediate Holdco, Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent, Intermediate Holdco or Merger Sub, or Parent’s, Intermediate Holdco’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent, Intermediate Holdco or Merger Sub in any electronic data room maintained by the Company in connection with the Merger.

ARTICLE IV

Representations and Warranties of Parent, Intermediate Holdco and Merger Sub

Except as expressly disclosed in the Parent SEC Reports filed with or furnished to the SEC and publicly available after January 1, 2017 and prior to the date of this Agreement (other than (a) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports that are not statements of historical fact and (b) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent SEC Reports), or in the Parent Disclosure Letter, Parent, Intermediate Holdco and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.01. Organization, Good Standing and Qualification.

(a)   Each of Parent, Intermediate Holdco and Merger Sub (a) is a corporation (or, in the case of Intermediate Holdco, a limited liability company) duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate or other organizational power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation or limited liability company, as applicable, and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The copies of Parent’s Organizational Documents which are incorporated by reference as exhibits to Parent’s Annual Report on Form 10-K for the year ended December 30, 2018 are correct and complete copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. Parent has made available to the Company correct and complete copies of Intermediate Holdco’s and Merger Sub’s Organizational Documents as in effect on the date of this Agreement. None of Parent, Intermediate Holdco or Merger Sub is in material violation of any provision of its Organizational Documents.

(b)   Each of Intermediate Holdco and Merger Sub (i) has been newly formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (ii) has not engaged, and as of the Effective Time, will not have engaged in any business or activity other than in connection with the transactions contemplated by this Agreement, and (iii) has no, and as of the Effective Time, will have no assets, liabilities or obligations of any nature other those incident to its formation and pursuant to this Agreement and the transactions contemplated hereby.

SECTION 4.02. Authorization.

(a)   Parent, Intermediate Holdco and Merger Sub have all necessary corporate or other organizational power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and, subject to (i) the approval of the Share Issuance by the affirmative vote of a majority of the votes cast by holders of outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting, (ii) the approval of the transactions contemplated by this Agreement, including the Share Issuance, by the affirmative vote of the holders of a majority of outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting, disregarding for purposes of this clause (ii) any votes cast by any Fortress Stockholders (the matters referenced in the immediately preceding clauses (i) and (ii), the “Required Parent Vote”) and (iii) the adoption of this Agreement by Intermediate Holdco in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. Except for the receipt of the Required Parent Vote, the execution, delivery and performance by Parent, Intermediate Holdco and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and all other necessary corporate action on behalf of Parent, Intermediate Holdco and Merger Sub, as applicable. No other corporate proceedings on the part of Parent, Intermediate Holdco, Merger Sub or any holders of their respective securities are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger and Share Issuance, other than the receipt of the Required Parent Vote and the adoption of this Agreement by Intermediate Holdco in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent, Intermediate Holdco and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Intermediate Holdco and Merger Sub, enforceable against each of Parent, Intermediate Holdco and Merger Sub in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)   The Transaction Committee has unanimously (i) determined that this Agreement is advisable and fair to, and in the best interests of, Parent and its stockholders and (ii) adopted resolutions recommending that the Board of Directors of Parent approve and declare the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and Share Issuance, and that the holders of the shares of Parent Common Stock approve the transactions contemplated by this Agreement, including the Share Issuance (the “Committee Recommendation”).

(c)   The Board of Directors of Parent, upon the unanimous recommendation of the Transaction Committee, at a meeting duly called and held prior to the execution of this Agreement, has, by unanimous vote of those directors present (who constituted all of the directors of Parent then in office) (i) determined that this Agreement is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and declaring the advisability of this Agreement, (iii) adopted resolutions, subject to Section 7.05, recommending that the holders of Parent Common Stock approve the transactions contemplated by this Agreement, including the Share Issuance (the “Parent Recommendation”) and (iv) directed that such matter be submitted for consideration by Parent stockholders at a meeting of such stockholders to be called for such purpose (the “Parent Stockholders Meeting”).

SECTION 4.03. Capitalization.

(a)

(i)   The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 300,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of July 29, 2019, 60,481,674 shares of Parent Common Stock (including 450,271 shares of Parent Common Stock subject to Parent Restricted Stock Awards) were issued and outstanding, and no shares of Parent Preferred Stock were issued or outstanding. As of July 29, 2019, there were 14,370,849 shares of Parent Common Stock reserved and available for issuance under the Parent Nonqualified Stock Option and Incentive Award Plan, 2,904,811 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options and 324,777 shares of Parent Common Stock held in treasury. The consummation of the transactions contemplated by this Agreement will not result in any adjustments to the number of shares issuable upon the exercise of outstanding Parent Stock Options, or any adjustments to the exercise price of any outstanding Parent Stock Options.

(ii)   Except as set forth in Section 4.03(a)(i), as of July 29, 2019, no shares of capital stock of Parent were issued and outstanding and Parent did not have outstanding, and there were not, any securities convertible into or exchangeable for any shares of capital stock of Parent, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character requiring the issuance of, any capital stock of Parent, or any stock or securities convertible into or exchangeable for any capital stock of Parent, and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Parent.

(iii)   The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding as of the date hereof. (A) All of the issued and outstanding shares of Merger Sub are held and, as of immediately prior to the Effective Time, will be held by Intermediate Holdco, and (B) all of the outstanding limited liability company interests in Intermediate Holdco are held and, as of immediately prior to the Effective Time, will be held by Parent, in each case, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) (except for any transfer restrictions of general applicability under the Securities Act and other applicable Laws).

(b)   Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth above in Section 4.03(a), as of July 29, 2019, there were no outstanding stock options, restricted stock units, shares of restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of the Parent Subsidiaries), that are convertible into or exercisable for a share of Parent Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Parent Common Stock. All Parent Equity Awards are evidenced by award agreements substantially in the forms (i) previously made available to the Company or (ii) filed by Parent with the SEC and publicly available prior to the date of this Agreement.

(c)   The issued and outstanding shares of Parent Common Stock and Merger Sub, and the issued and outstanding limited liability company interests of Intermediate Holdco, (i) have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, (ii) were not issued in violation of any preemptive rights, rights of first refusal, rights of first offer, purchase options or similar rights and (iii) were issued in compliance in all material respects with all applicable U.S. federal and state securities Laws. All shares of Parent Common Stock that may be issued hereunder will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to (or issued in violation of) any preemptive rights, rights of first refusal, rights of first offer, purchase options or similar rights. Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in Parent’s Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Merger or the other transactions contemplated hereby.

SECTION 4.04. Subsidiaries.

(a)   Section 4.04(a) of the Parent Disclosure Letter sets forth the name of each Subsidiary of Parent (collectively, the “Parent Subsidiaries”), the state or jurisdiction of its organization, the percentage of each class of voting securities of such Parent Subsidiary directly or indirectly owned by Parent and, to the Knowledge of Parent, the name and percent ownership of each owner of voting securities of such Parent Subsidiary that is not itself Parent or a Parent Subsidiary, in each case, as of the date of this Agreement. Each Parent Subsidiary (i) is a corporation, limited liability company, partnership or other entity duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, limited liability company, partnership or other organization and is in good standing under the laws of any jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except in the case of each of clauses (i), (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No Parent Subsidiary is in material violation of any provision of its Organizational Documents. As of the date of this Agreement, Parent does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person other than the Parent Subsidiaries, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to Parent or any Parent Subsidiary.

(b)   Except as set forth on Section 4.04(a) of the Parent Disclosure Letter, as of the date of this Agreement, (i) all of the outstanding capital stock of, or other voting securities or ownership interests in, each Parent Subsidiary (collectively, the “Parent Subsidiary Securities”), is owned by Parent, directly or indirectly, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) (except for Liens of the type specified in clauses (a), (b) and (g) of the definition of Permitted Liens), (ii) there are no outstanding derivative securities convertible into, exchangeable for or otherwise in respect of any Parent Subsidiary Securities, (iii) there are no outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities and (iv) all of the Parent Subsidiary Securities directly or indirectly owned by Parent have been duly authorized, are validly issued and are fully paid and nonassessable.

SECTION 4.05. Government Consents. The execution and delivery by Parent, Intermediate Holdco and Merger Sub of this Agreement do not, and the performance of their obligations hereunder and the consummation by them of the transactions contemplated hereby will not, require any consent, approval, authorization or Permit of, or filing or registration with or notification to, any Governmental Entity except for (a) requirements under the HSR Act, (b) the applicable requirements of the Securities Act and of the Exchange Act, (c) the applicable notice requirements of the NYSE, (d) the filing and recordation of the Certificates of Merger with the Secretary of State in accordance with the DGCL, (e) such consents, approvals, authorizations, Permits, filings, registrations or notifications set forth on Section 4.05 of the Parent Disclosure Letter and (f) such other consents, approvals, authorizations, Permits, filings, registrations or notifications which, if not obtained or made, individually or in the aggregate, would not have or reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.06. Noncontravention. The execution and delivery of this Agreement by Parent, Intermediate Holdco and Merger Sub does not, and the performance of the obligations of Parent, Intermediate Holdco and Merger Sub hereunder and the consummation by them of the transactions contemplated hereby will not, (a) subject to the receipt of the Required Parent Vote and the adoption of this Agreement by Intermediate Holdco in its capacity as the sole stockholder of Merger Sub, violate any provision of the Organizational Documents of Parent, Intermediate Holdco or Merger Sub or any other Parent Subsidiary, (b) result in a violation or breach of any provision of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under any Contract to which Parent, Intermediate Holdco, Merger Sub or any other Parent Subsidiary is a party or by which Parent, Intermediate Holdco, Merger Sub or any other Parent Subsidiary or any of their respective assets or properties may be bound, (c) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of Parent, Intermediate Holdco, Merger Sub or any other Parent Subsidiary, or (d) assuming the Required Parent Vote and all consents, approvals, authorizations and Permits contemplated by Section 4.05 have been obtained, and all filings, registrations or notifications in Section 4.05 have been made, violate or conflict with any Law to which Parent, Intermediate Holdco, Merger Sub or any other Parent Subsidiary is subject, except, in the case of clauses (b), (c) and (d), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

SECTION 4.07. SEC Reports; Financial Statements; Absence of Undisclosed Liabilities.

(a)   Parent and each Parent Subsidiary has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it to the SEC since January 1, 2017 (the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, and with respect any information incorporated by reference into them, as of the date of such information, the Parent SEC Reports (i) complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, applicable to such Parent SEC Report and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements, or the completeness of any information furnished by Parent or a Parent Subsidiary to the SEC for the purpose of complying with Regulation FD promulgated under the Exchange Act.

(b)   The consolidated financial statements (including any notes or schedules thereto) included in the Parent SEC Reports (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments and the absence of complete footnotes. The consolidated balance sheets included in such financial statements present fairly in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the respective dates thereof, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity and consolidated statements of cash flows included in such financial statements present fairly in all material respects the consolidated results of operations and cash flows of Parent and the Parent Subsidiaries for the respective periods indicated, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments and the absence of complete footnotes.

(c)   Except (i) as and to the extent disclosed or reserved against on the balance sheet of Parent as of December 30, 2018 included in the Parent SEC Reports, (ii) as incurred after December 30, 2018 in the Ordinary Course of Business and, if incurred after the date of this Agreement, not prohibited by this Agreement, or (iii) as incurred pursuant to or in connection with this Agreement, neither Parent nor any Parent Subsidiary has any liabilities, Indebtedness or obligations of any kind, whether known or unknown, absolute, accrued, contingent, matured, unmatured or otherwise, and whether due or to become due, and whether or not required by GAAP to be recorded or reflected on a consolidated balance sheet of Parent (or disclosed in the notes thereto), other than those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)   Parent (i) maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (ii) based on its most recent evaluation of its internal control over financial reporting prior to the date of this Agreement and any previous such evaluations, has disclosed since January 1, 2017, to Parent’s auditors and the audit committee of the Board of Directors of Parent, (1) any known significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (2) any known fraud whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee since January 1, 2017. Parent’s principal executive officer and principal financial officer have made, with respect to all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since January 1, 2017 pursuant to the Securities Act or the Exchange Act, all certifications required by Sarbanes-Oxley and any related rules and regulations promulgated by the SEC. Neither Parent nor any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of Parent within the meaning of Section 402 of Sarbanes-Oxley.

(e)   Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand), or has had any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) or other contingent liability, where the result, purpose or effect of such Contract, arrangement or liability is or was to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent SEC Reports or in the financial statements of Parent or any Parent Subsidiary.

SECTION 4.08. Registration Statement. The information supplied by Parent specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The information supplied by Parent specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Representatives for inclusion therein.

SECTION 4.09. Compliance with Law; Permits. Parent and each Parent Subsidiary (i) is, and at all times since January 1, 2017 has been, in compliance with all applicable Law and (ii) has not received written notice of any violation of any applicable Law, except, in each case, for such non-compliance and violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries (i) have all Permits required to conduct their respective businesses as now conducted and (ii) are in compliance with all such Permits, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Permits of Parent or any Parent Subsidiary are valid and in full force and effect and have not been expired or been revoked, suspended, cancelled, rescinded or terminated, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.10. Absence of Certain Changes or Events.

(a)   Since December 30, 2018, there has not been any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(b)   Since December 30, 2018 through the date of this Agreement, each of Parent and each of the Parent Subsidiaries has operated in the Ordinary Course of Business in all material respects (other than with respect to actions taken in connection with this Agreement and the transactions contemplated hereby) and has not taken any action that would have required the consent of the Company pursuant to Section 6.01(b)(ii), (iii), (iv), (ix) or (xvi) to the extent related to any of the foregoing if such action had been taken after the date of this Agreement.

SECTION 4.11. Proceedings. Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there (a) is no Proceeding or investigation pending or, to the Knowledge of Parent, threatened against or relating to Parent or any Parent Subsidiary by or before any Governmental Entity or arbitral body and (b) is no judgment, decree, injunction, ruling or order of any Governmental Entity or arbitral body outstanding against Parent or any Parent Subsidiary.

SECTION 4.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)   each of Parent and the Parent Subsidiaries has filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;

(b)   all Taxes of Parent and each of the Parent Subsidiaries required to have been paid have been paid in full, except for Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(c)   the Parent SEC Reports reflect adequate reserves in accordance with GAAP for Taxes of Parent and the Parent Subsidiaries as of the date thereof;

(d)   all Taxes required to be deducted, withheld or collected by Parent or any of the Parent Subsidiaries with respect to any payments or the provision of any non-cash benefits to or from any employee, creditor, independent contractor, customer, stockholder or other third party have been so deducted, withheld or collected and remitted to the appropriate Governmental Entity or set aside in accounts for such purpose, and each of Parent and the Parent Subsidiaries has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);

(e)   there is no Proceeding or audit now pending or that has been proposed in writing with respect to Parent or any of the Parent Subsidiaries in respect of any Tax or any Tax Return;

(f)   neither Parent nor any of the Parent Subsidiaries has filed with any Governmental Entity any agreement extending or waiving, the application of any statute of limitations applicable to any claim for, or the period for assessment and collection of, any Taxes;

(g)   neither Parent nor any of the Parent Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(h)   there are no Liens in respect of or on account of Taxes on any of the assets or properties of Parent or any of the Parent Subsidiaries, other than Permitted Liens;

(i)   neither Parent nor any of the Parent Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is Parent or any of the Parent Subsidiaries), (ii) has any liability for the Taxes of any Person (other than any of Parent and the Parent Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), or as a transferee or successor, or (iii) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among Parent and the Parent Subsidiaries);

(j)   within the last two years, neither Parent nor any of the Parent Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code; and

(k)   no claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of the Parent Subsidiaries has not filed a Tax Return that Parent or such Parent Subsidiary is or may be subject to taxation by such jurisdiction, which claim has not been resolved.

SECTION 4.13. Intellectual Property; Data Privacy and Security.

(a)   Each item of material Parent Intellectual Property that is registered or subject to pending applications for registration owned by Parent or a Parent Subsidiary (“Parent Registered Intellectual Property”) is subsisting and, to the Knowledge of Parent, valid and enforceable, and neither Parent nor any of the Parent Subsidiaries has received any written notice or claim challenging the ownership, validity, registrability or enforceability of such Parent Registered Intellectual Property or disputing the use or alleging any misuse of such Parent Registered Intellectual Property, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries own all right, title and interest in and to, free and clear of all Liens other than Permitted Liens, or have a valid and enforceable right to use, all Parent Intellectual Property, and (ii) the Parent Intellectual Property constitutes all of the Intellectual Property necessary to enable Parent and the Parent Subsidiaries to conduct their businesses as such businesses are currently being conducted.

(c)   (i) To the Knowledge of Parent, no Parent Intellectual Property is being infringed, misappropriated or otherwise violated by any third party and (ii) neither Parent nor any of the Parent Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party except, in each case with respect to clauses (i) and (ii) as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. There are no claims against Parent or any of the Parent Subsidiaries presently pending or, to the Knowledge of Parent, threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the Knowledge of Parent, there have been no breaches of the Parent Information Systems that resulted in a disclosure of any proprietary information of Parent or any of the Parent Subsidiaries, or of any personally identifiable information in the possession of Parent or any of the Parent Subsidiaries, and (ii) Parent and the Parent Subsidiaries (A) have implemented reasonable backup, access controls, logging, security, breach and loss detection, and loss and disaster recovery measures and technology with respect to the Parent Information Systems and (B) are in compliance with all applicable Laws regarding the security of the Parent Information Systems.

(e)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) since January 1, 2017, Parent and the Parent Subsidiaries have complied with (A) applicable Privacy Laws, (B) any privacy choices (including opt-out preferences) communicated to Parent and the Parent Subsidiaries and (C) any obligations relating to Personal Data contained in any written agreements, including contractual commitments, terms of use and privacy policies, (ii) since January 1, 2017, Parent and the Parent Subsidiaries have taken commercially reasonable measures to ensure that Personal Data collected by or on their behalf is protected against loss, damage, and unauthorized access, use or modification, (iii) to the Knowledge of Parent, since January 1, 2017, there has been no (A) unauthorized disclosure of or access to Personal Data or (B) action or circumstance requiring Parent or the Parent Subsidiaries to notify a Governmental Entity or other Person of a data security breach or violation of any Privacy Laws nor has Parent or the Parent Subsidiaries made any such notification, and (iv) to the Knowledge of Parent, no Person (including any Governmental Entity) has commenced any action with respect to loss, damage, or unauthorized access, use or modification of any Personal Data of, by or on behalf of Parent and the Parent Subsidiaries.

SECTION 4.14. Parent Property.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or the Parent Subsidiaries have good and valid fee simple title to all material real properties owned by Parent or any Parent Subsidiary (the “Parent Owned Property”), and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, all material real properties and interests in real properties leased, subleased, occupied or operated by Parent or any Parent Subsidiary as lessee, sublessee or occupant (the “Parent Leased Property” and, together with the Parent Owned Property, the “Parent Property”), in each case, free and clear of Liens other than Permitted Liens. The real property leases, subleases or other occupancy agreements (together with all amendments thereto) underlying the Parent Leased Property are referred to herein as the “Parent Leases”.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent has not received written notice of any pending or threatened condemnation, eminent domain or similar proceedings affecting any of the Parent Owned Property, (ii) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any Parent Owned Property or any portion thereof or interest therein, (iii) each Parent Lease is valid and binding on Parent or the Parent Subsidiaries, as applicable, (iv) none of Parent or any of the Parent Subsidiaries or, to the Knowledge of Parent, any other party to a Parent Lease, is in material breach or material violation of, or in material default under, such Parent Lease and (v) none of Parent or any of the Parent Subsidiaries have leased, subleased, licensed or granted to any third party a right to use or occupy all or any portion of any Parent Property.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the Parent Property (other than Intellectual Property), (i) has valid title to all such properties and assets reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

SECTION 4.15. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)   each of Parent and the Parent Subsidiaries is, and since January 1, 2017 has been, in compliance with all applicable Environmental Laws, including possessing and complying with all Permits required under Environmental Law for their respective operations as currently operated;

(b)   Parent and the Parent Subsidiaries have not received, since January 1, 2017 or that otherwise remains unresolved, any written notice alleging Parent or any of the Parent Subsidiaries has violated or may have any liability under any Environmental Laws;

(c)   none of Parent or any of the Parent Subsidiaries is subject to any outstanding orders arising under Environmental Laws nor are there any Proceedings pursuant to Environmental Law pending or, to the Knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries;

(d)   none of Parent or any of the Parent Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation under Environmental Laws, including any obligation for costs of remediation, that has resulted in any Proceeding relating to Environmental Law pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries; and

(e)   none of Parent or any of the Parent Subsidiaries has released, disposed or arranged for the disposal of any Hazardous Material, and, to the Knowledge of Parent, there has been no other release of or exposure to any Hazardous Material, in each case that that has resulted or would reasonably be expected to result in any Proceeding against, or any obligation to conduct or fund any remedial action on the part of, Parent or any of the Parent Subsidiaries pursuant to any Environmental Laws.

SECTION 4.16. Contracts.

(a)   Except for this Agreement and, as applicable, any Contract listed in Item 15 of Parent’s Annual Report on Form 10-K for the year ended December 30, 2018, any Contract attached as an exhibit to any SEC filing by Parent between December 31, 2018 and the date of this Agreement, and any Contract set forth on Section 4.16(a) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary is a party to or bound by any of the following as of the date of this Agreement:

(i)   any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)   any non-competition Contract or other Contract that purports to limit in any material respect either the type of business in which Parent or any of the Parent Subsidiaries or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business or contains any material exclusivity provisions;

(iii)   any Contract entered into since December 31, 2018 pursuant to which Parent or any Parent Subsidiary has completed or agreed to complete any acquisition or disposition of properties or assets that would have required the consent of the Company under Section 6.01(b)(iii) or (iv) if it had been completed after the date of this Agreement;

(iv)   any Contract for the acquisition or disposition of properties or assets of Parent or the Parent Subsidiaries pursuant to which Parent or any Parent Subsidiary is subject to continuing “earn-out” or similar deferred payment obligations that could reasonably be expected to result in payments by Parent or the Parent Subsidiaries in an amount in excess of $1,000,000;

(v)   any Parent Collective Bargaining Agreement;

(vi)   any partnership, limited liability company or joint venture agreement where Parent or any Parent Subsidiary, directly or indirectly, owns an equity interest in the partnership, limited liability company or joint venture;

(vii)   any stockholders, investors rights, registration rights or similar agreement or arrangement, and any agreement with FIG LLC or any of its Affiliates;

(viii)   any Contract for capital expenditures in excess of $5,000,000;

(ix)   any Parent Lease requiring payments by Parent or any Parent Subsidiary in excess of $1,000,000 during 2019 or any subsequent calendar year;

(x)   any Contract (A) evidencing Indebtedness of Parent or any Parent Subsidiary or pursuant to which Parent or any Parent Subsidiary has guaranteed any Indebtedness (other than consumer credit or capital lease obligations incurred in the Ordinary Course of Business), or (B) under which Parent or any Parent Subsidiary (1) has, directly or indirectly, made any loan or advance to any Person that remains outstanding (excluding any extensions of credit or delayed collection of trade payables in the Ordinary Course of Business) or (2) is obligated to make any capital contribution to, or other investment in, any Person, in the case of this subclause (B) with outstanding obligations in excess of $1,000,000, other than any such Indebtedness, loans, advances, capital contributions or other investments solely between or among Parent and one or more wholly owned Parent Subsidiaries; or

(xi)   any Contract (other than any Contract of the type described in clauses (i) through (x) above) (A) under which Parent or any Parent Subsidiary is reasonably expected to receive payments of more than $5,000,000 during 2019 or any subsequent calendar year (other than payments to Parent or any Parent Subsidiary for advertising, marketing or promotion and excluding Contracts for the supply of newsprint by Parent or a Parent Subsidiary where Parent’s or a Parent Subsidiary’s net receipts under such Contract, after subtracting the cost to Parent and any applicable Parent Subsidiary of the newsprint being supplied, does not exceed more than $5,000,000 during 2019 or would not reasonably be expected to exceed such amount during any subsequent calendar year) or (B) that by its express terms

(1) requires the payment or is reasonably expected to require the payment by Parent or any Parent Subsidiary of more than $2,500,000 during 2019 or any subsequent calendar year, or more than $5,000,000 in the aggregate during the remaining term of such Contract, and (2) cannot be terminated within twelve (12) months after giving notice of termination without resulting in any material cost, penalty or liability to Parent or any Parent Subsidiary.

Each Contract to which Parent or any Parent Subsidiary is a party of the type described in clauses (i) through (xi) of this Section 4.16(a) is referred to in this Agreement as a “Parent Material Contract”.

(b)   Parent has delivered or made available to the Company correct and complete copies of each Parent Material Contract and all amendments, modifications and side letters with respect thereto entered into prior to the date of this Agreement. Except to the extent that it has previously expired or been terminated by Parent or the applicable Parent Subsidiary in accordance with its terms, each Parent Material Contract is valid and in full force and effect in all material respects, and is enforceable against Parent or any Parent Subsidiary party thereto (and to the Knowledge of Parent is enforceable against each other party thereto) in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights generally, or by general principles of equity.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is and, to the Knowledge of Parent, no other party is, in breach or violation of, or in default under, any Parent Material Contract and (ii) to the Knowledge of Parent, no event has occurred which would result in a breach or violation of, or a default under, any Parent Material Contract (in each case, with or without notice or lapse of time or both).

SECTION 4.17. Employee Plans.

(a)   Section 4.17(a) of the Parent Disclosure Letter contains a correct and complete list of each material Parent Benefit Plan as of the date of this Agreement.

(b)   Parent has provided or made available to the Company with respect to each material Parent Benefit Plan (i) a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto and (ii) to the extent applicable (A) the most recent actuarial valuation reports, (B) the most recent Form 5500 filed with the U.S. Department of Labor and all schedules thereto and (C) all current summary plan descriptions and summaries of material modifications.

(c)   With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and, to the Knowledge of Parent, nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any liability, penalty or Tax under ERISA or the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)   No condition exists that is reasonably likely to subject Parent or any of the Parent Subsidiaries to any direct or indirect material liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Parent Benefit Plans or with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Parent or any ERISA Affiliate, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e)   With respect to any Multiemployer Plan, neither Parent nor any of its ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f)   There are no pending or, to the Knowledge of Parent, threatened material actions, claims or lawsuits against or relating to any Parent Benefit Plan or any trusts related thereto with respect to the operation of such plan (other than routine benefits claims), except where such claims would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g)   Each Parent Benefit Plan has been established and administered in all respects in accordance with its terms, and in compliance in all respects with the applicable provisions of ERISA, the Code and other applicable Laws, and all contributions required to have been made under any of the Parent Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on Parent’s financial statements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)   None of the Parent Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.

(i)   Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any material payment becoming due to any current or former director, employee or consultant of Parent and the Parent Subsidiaries, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or result in any other material obligation pursuant to, any of the Parent Benefit Plans, or (iii) result in any payment that would be considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

(j)   No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(k)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Parent Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 4.18. Insurance. Except as, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect, (a) all insurance policies of Parent or any Parent Subsidiary are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and (b) neither Parent nor any Parent Subsidiary is in breach of or default under, and, to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any insurance policy.

SECTION 4.19. Takeover Laws. No Takeover Law or any anti-takeover provision in Parent’s Organizational Documents is, or at the Effective Time will be, applicable to the Merger or the other transactions contemplated hereby.

SECTION 4.20. Affiliate Transactions. As of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between Parent or any of the Parent Subsidiaries, on the one hand, and any director or executive officer of Parent or any of the Parent Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than Ordinary Course of Business employment agreements and similar employee arrangements otherwise set forth on Section 4.20 of the Parent Disclosure Letter.

SECTION 4.21. Labor Matters. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) neither Parent nor any of the Parent Subsidiaries is the subject of any Proceeding asserting that Parent or any of the Parent Subsidiaries has committed any unfair labor practice or any demand seeking to compel Parent to bargain with any labor union or labor organization and (b) there is no pending or, to the Knowledge of Parent, threatened in writing, nor has there been since January 1, 2017, any labor strike, walkout, work stoppage, slow-down or lockout affecting any employees of Parent or any of the Parent Subsidiaries.

SECTION 4.22. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2017, neither Parent nor any Parent Subsidiary, nor, to the Knowledge of Parent, any Representative of Parent or any Parent Subsidiary (acting in such capacity), has, directly or indirectly, (a) offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any government official or employee, to any employee of any organization owned or controlled in part or in full by any Governmental Entity, or to any political party or candidate, to influence such official or employee to act or refrain from acting in relation to the performance of official duties, with the purpose of obtaining or retaining business or any other improper business advantage or (b) taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977 or any other anti-corruption or anti-bribery Law applicable to Parent or any Parent Subsidiary (whether by virtue of jurisdiction or organization or conduct of business).

SECTION 4.23. Financing.

(a)   Parent has delivered to the Company (i) a correct and complete fully executed copy of the commitment letter, dated as of August 5, 2019, among Parent, Intermediate Holdco and Apollo Capital Management, L.P., including all exhibits, schedules and annexes to such letter in effect as of the date of this Agreement and (ii) a correct and complete fully executed copy of the fee letter referenced therein (together, the “Commitment Letter”) (it being understood that such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the commitment parties thereunder have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement.

(b)   As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of each of Parent and Intermediate Holdco, as applicable, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their terms against Parent and Intermediate Holdco, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(c)   There are no conditions precedent related to the funding of the Financing, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, and assuming the accuracy of the Company’s representations and warranties contained in Article III and compliance by the Company with its covenants contained in Article V and Section 7.11(c), in each case, in all material respects, the net proceeds of the Financing, together with cash on hand of Parent, will, in the aggregate, be sufficient for the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby.

(d)   As of the execution and delivery of this Agreement, (i) no event has occurred which would or would reasonably be expected to (A) constitute a breach or default (or an event which with notice or lapse of time or both would constitute a breach or default) on the part of Parent, Intermediate Holdco or, to the

Knowledge of Parent, any other applicable party to the Commitment Letter or (B) result in a failure to satisfy any condition precedent under the Commitment Letter and (ii) Parent does not have any reason to believe that any of the conditions to the funding of the full amount of the Financing will not be satisfied at or prior to the Closing Date or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and the Parent Subsidiaries’ obligations under this Agreement will not be available to Parent at or prior to the Closing Date, in each of clauses (i) and (ii), assuming the accuracy of the Company’s representations and warranties contained in Article III and compliance by the Company with its covenants contained in Article V and Section 7.11(c), in each case, in all material respects. Parent has fully paid or caused to be fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, there are no side letters, arrangements or other Contracts (in each case, other than the Commitment Letter) related to the funding of the Financing (other than those that have been disclosed to the Company prior to the date hereof).

(e)   In no event shall the receipt or availability of any funds or financing (including, without limitation, the Financing) be a condition to any of Parent’s, Intermediate Holdco’s or Merger Sub’s obligations hereunder.

SECTION 4.24. Solvency. Assuming (i) satisfaction of the conditions set forth in Section 8.01 and Section 8.02 (and after giving effect to the Merger and the other transactions contemplated hereby, the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses incurred by Parent, Intermediate Holdco or Merger Sub in connection with this Agreement, the Merger and the other transactions contemplated hereby and any repayment or refinancing of debt contemplated in this Agreement or the Commitment Letter), (ii) the accuracy of the Company’s representations and warranties contained in Article III and the compliance by the Company with its covenants contained in Article V and Article VII, in each case, in all material respects and (iii) the consummation of the Financing, Parent and the Parent Subsidiaries, on a consolidated basis taken as a whole, will be Solvent immediately after the completion of the Closing.

SECTION 4.25. Opinion of Parent’s and the Transaction Committee’s Financial Advisors. The Board of Directors of Parent has received an opinion of Credit Suisse Securities (USA) LLC and the Transaction Committee has received an opinion of Jefferies LLC, respectively, in each case, to the effect that, as of the date of such opinion, and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.26. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from Parent or any of the Parent Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.27. No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that none of Parent, Intermediate Holdco, Merger Sub nor any other Person on behalf of any of Parent, Intermediate Holdco or Merger Sub makes, and the Company has not relied on, any other express or implied representation or warranty with respect to Parent or any of the Parent Subsidiaries, or with respect to any other information provided or made available to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in this Article IV, none of Parent, Intermediate Holdco, Merger Sub nor any other Person will have or be subject to any liability or obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company in any electronic data room maintained by Parent in connection with the Merger.

ARTICLE V

Covenants of the Company

The Company hereby covenants as follows:

SECTION 5.01. Conduct of Business Before the Closing Date.

(a)   From the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, except as listed on Section 5.01 of the Company Disclosure Letter, as otherwise expressly permitted or contemplated hereby, as required by applicable Law or a Governmental Entity or with Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the Company Subsidiaries to, (i) use commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course of Business and (ii) use commercially reasonable efforts to (A) preserve substantially intact its business organization, (B) preserve its current beneficial relationships with any Persons (including suppliers, partners, contractors, distributors, customers, advertisers, licensors and licensees) with which it has material business relations and (C) retain the services of its executive officers and key employees.

(b)   In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, except as listed on Section 5.01 of the Company Disclosure Letter, otherwise expressly permitted or contemplated hereby or required by applicable Law or a Governmental Entity, neither the Company nor any Company Subsidiary shall, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)   amend or adopt or propose any change in its Organizational Documents, except for immaterial or ministerial amendments to the Organizational Documents of the Company Subsidiaries;

(ii)   declare, set aside or pay any dividend or other distribution on any of its capital stock or other equity interests except for (A) any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary, (B) any regular quarterly cash dividends in an amount no greater than $0.16 per share of Company Common Stock per quarter, with the timing of such regular quarterly dividends to be in accordance with the Company’s practice for the four most recent fiscal quarters prior to the date of this Agreement and (C) dividend equivalents accrued or payable by the Company in respect of any Company Equity Awards in accordance with any Company Benefit Plan or the applicable award agreements;

(iii)   (A) acquire any Person or business, or any division thereof (whether by merging or consolidating with any Person, or by purchasing all or a substantial portion of the equity or voting interest in, or all or substantially all of the assets of, any Person or business, or any division thereof), except that a Company Subsidiary may merge or consolidate with another Company Subsidiary, or (B) otherwise acquire any equity interests or assets that would be material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except, with respect to clause (B), acquisitions of inventory, equipment, supplies and materials in the Ordinary Course of Business;

(iv)   sell, lease, sublease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Company Subsidiary (including the capital stock of any Company Subsidiary), other than (A) in the Ordinary Course of Business (including non- exclusive licenses of Intellectual Property), or (B) pursuant to existing Contracts;

(v)   issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other equity interests or other securities convertible into or exchangeable for any shares of its capital stock or other equity interests, other than (A) issuances of Company Common Stock in respect of Company Equity Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement, in accordance with the terms of the applicable award agreement, (B) the issuance of shares of Company Common Stock or other securities to satisfy the Company’s obligations under the Company DRIP or under any Company Benefit Plan in effect as of the date of this Agreement and

(C) the issuance of shares of Company Common Stock upon the conversion of the Convertible Notes in accordance with their terms in effect as of the date of this Agreement (or as amended after the date of this Agreement with the prior written consent of Parent in accordance with Section 7.12(b));

(vi)   split, combine or reclassify any shares of capital stock or other equity interests of the Company or any Company Subsidiary, or purchase or redeem any shares of capital stock or other equity interests of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any shares of capital stock or other equity interests of the Company or any Company Subsidiary, or any other derivative securities in respect thereof, other than, in each case, (A) any such split, combination, reclassification, purchases or redemptions by a wholly owned Company Subsidiary with respect to such Company Subsidiary’s own capital stock or other equity interests or securities, (B) the acquisition by the Company of shares of Company Common Stock (1) in the open market to satisfy its obligations under the Company DRIP or under any Company Benefit Plan, or (2) in connection with the exercise of Company Stock Options or the vesting of Company Restricted Stock Unit Awards or Company Performance Share Unit Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement (including in connection with the satisfaction of the applicable exercise price and any required withholding Taxes related to such exercise or vesting in accordance with the terms of such Company Equity Awards), (C) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (D) as otherwise required under the terms of any Company Benefit Plan or applicable award agreements or the terms of the Convertible Notes;

(vii)   incur, guarantee or assume any Indebtedness or make any loans or advances or capital contributions to, or investments in, any Person, or enter into or materially modify the terms of any Company Material Contract of the type described in clause (x) of Section 3.16(a), other than (A) Indebtedness for borrowed money incurred in the Ordinary Course of Business pursuant to the Company Credit Agreement, (B) any Indebtedness, loan, advance, capital contribution or investment between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries not involving any third party, (C) any extensions of credit or delayed collection of trade payables in the Ordinary Course of Business and (D) the entry into of Contracts in connection with any of the foregoing;

(viii)   (A) grant any material increase in the compensation or benefits payable to its respective employees or former employees, (B) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement to any of its respective employees or former employees or (C) enter into any change in control, severance, retention or termination pay arrangement with any of its respective employees or former employees, in each case, other than (x) pursuant to the terms of any existing Company Collective Bargaining Agreements or existing Contracts, (y) pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or (z) solely in the cases of clauses (A) and (B) and with respect to employees whose annual base salary or wages are less than $250,000, in the Ordinary Course of Business consistent with past practice; provided, however, that the foregoing clauses (A) and (B) shall not restrict the Company or any Company Subsidiary from making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the Ordinary Course of Business consistent with past practice, compensation and benefits that have an aggregate value that is consistent with the value of the compensation and benefits provided to newly hired or promoted employees in similar positions;

(ix)   except as may be required by the terms of any Company Benefit Plan or any Company Collective Bargaining Agreement, in each case, in effect as of the date of this Agreement, (A) establish or enter into any new arrangement constituting a Company Benefit Plan or materially amend or materially modify any existing Company Benefit Plan, other than, in each case, (x) with respect to agreements for new hires or in connection with promotions in the Ordinary Course of Business consistent with past practice and subject to Section 5.01(b)(viii) or (y) in connection with routine, immaterial or ministerial amendments to Company Benefit Plans that do not materially increase benefits or result in a material increase in administrative costs, (B) take any action to accelerate the vesting or payment of compensation or benefits under any Company Benefit Plan (including any equity-based awards), (C) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan or (D) make any change to any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(x)   hire or promote any employee, other than (A) hires or promotions of employees whose annual base salary or wages are less than $250,000 in the Ordinary Course of Business or (B) hires to replace an employee employed by the Company or any Company Subsidiary as of the date of this Agreement whose annual base salary or wages are greater than $250,000 and who terminates employment on or following the date of this Agreement; provided, however, that the terms and conditions of employment of such replacement hire shall be substantially similar to the terms and conditions in effect with respect to such departed employee prior to the termination of employment;

(xi)   make any material change to any method of accounting or accounting principles or practices followed by the Company or any Company Subsidiary, except for any such change required by a change in GAAP (or any interpretation thereof);

(xii)   settle or compromise any Proceeding or other claim (excluding any workers compensation claim) by or against the Company or any Company Subsidiary, except for settlements and compromises that would not reasonably be expected to limit or restrict the operation of the business of the Company or any Company Subsidiary in any material respect and do not require the payment by the Company or any Company Subsidiary of an amount in excess of $3,000,000 in the aggregate (for all such settlements or compromises from and after the date hereof), after taking into account any insurance payments available therefor; provided that the Company shall use reasonable best efforts to give Parent prior notice of and consult with Parent regarding the proposed terms of any settlement or compromise of a Proceeding or other claim that would require the payment by the Company or any Company Subsidiary of an amount in excess of $1,000,000 for any one claim (or series of claims having the same origin) to the extent reasonably practicable under the circumstances;

(xiii)   terminate or cancel any insurance coverage maintained by the Company or any Company Subsidiary with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage, other than in the Ordinary Course of Business;

(xiv)   make or authorize any new capital expenditures in excess of 110% of the amount set forth in the Company’s capital expenditures forecast that is included in Section 5.01(b)(xiv) of the Company Disclosure Letter, other than as may be necessary in connection with any emergency repair, maintenance or replacement;

(xv)   change any material Tax election, adopt or change any Tax accounting period in respect of material Taxes, adopt or change any material method of Tax accounting, policy or procedure, file any amended material income Tax Return or other material amended Tax Return, settle, compromise or surrender any material Tax liability, claim or refund, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (except extensions of time to file Tax Returns obtained in the Ordinary Course of Business), except, in each case, in the Ordinary Course of Business (this clause (xv) being the sole provisions of this Section 5.01 governing Tax matters);

(xvi)   adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than in connection with any legal entity rationalization efforts for entities dormant as of the date of this Agreement, or involving only entities that have immaterial assets and operations;

(xvii)   (A) enter into any Contract that would have been a “Company Material Contract” of the type described in any of clauses (i), (ii), (v), (vi) or (vii) of Section 3.16(a) if it had been entered into prior to the date of this Agreement or (B) terminate any Company Material Contract or amend or modify any Company Material Contract in any manner adverse to the Company and the Company

Subsidiaries in any material respect, other than, in the case of this clause (B), (x) in the Ordinary Course of Business consistent with past practice or (y) termination of any such Contract without material penalty to the Company or any Company Subsidiary; or

(xviii)   agree or commit to do any of the foregoing.

(c)   Nothing contained in this Agreement shall give to Parent, Intermediate Holdco or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

ARTICLE VI

Covenants of Parent, Intermediate Holdco and Merger Sub

Parent, Intermediate Holdco and Merger Sub hereby covenant as follows:

SECTION 6.01. Conduct of Business Before the Closing Date.

(a)   From the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, except as listed on Section 6.01 of the Parent Disclosure Letter, as otherwise expressly permitted or contemplated hereby, as required by applicable Law or a Governmental Entity or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of the Parent Subsidiaries to, (i) use commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course of Business and (ii) use commercially reasonable efforts to (A) preserve substantially intact its business organization, (B) preserve its current beneficial relationships with any Persons (including suppliers, partners, contractors, distributors, customers, advertisers, licensors and licensees) with which it has material business relations and (C) retain the services of its executive officers and key employees.

(b)   In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, except as listed on Section 6.01 of the Parent Disclosure Letter, otherwise expressly permitted or contemplated hereby or required by applicable Law or a Governmental Entity, neither Parent nor any Parent Subsidiary shall, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)   amend or adopt or propose any change in its Organizational Documents, except for immaterial or ministerial amendments to the Organizational Documents of the Parent Subsidiaries;

(ii)   declare, set aside or pay any dividend or other distribution on any of its capital stock or other equity interests, except for (A) any dividend or distribution by a Parent Subsidiary to Parent or another Parent Subsidiary and (B) the declaration and payment of regular quarterly cash dividends in an amount no greater than $0.38 per share of Parent Common Stock per quarter, with the timing of such regular quarterly dividends to be in accordance with Parent’s practice for the four most recent fiscal quarters prior to the date of this Agreement;

(iii)   (A) acquire any Person or business, or any division thereof (whether by merging or consolidating with any Person, or by purchasing all or a substantial portion of the equity or voting interest in, or all or substantially all of the assets of, any Person or business, or any division thereof), except that a Parent Subsidiary may merge or consolidate with another Parent Subsidiary, or (B) otherwise acquire any equity interests or assets that would be material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole, except, with respect to clause (B), acquisitions of inventory, equipment, supplies and materials in the Ordinary Course of Business;

(iv)   sell, lease, sublease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of Parent or any Parent Subsidiary (including the capital stock of any Parent Subsidiary), other than (A) in the Ordinary Course of Business (including non-exclusive licenses of Intellectual Property), or (B) pursuant to existing Contracts;

(v)   issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other equity interests or other securities convertible into or exchangeable for any shares of its capital stock or other equity interest, other than (A) issuances of Parent Common Stock in respect of Parent Equity Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement, in accordance with the terms of the applicable award agreement, or (B) the issuance of shares of Parent Common Stock or other securities to satisfy Parent’s obligations under any Parent Benefit Plan in effect as of the date of this Agreement;

(vi)   split, combine or reclassify any shares of capital stock or other equity interests of Parent or any Parent Subsidiary, or purchase or redeem any shares of capital stock or other equity interests of Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any shares of capital stock or other equity interests of Parent or any Parent Subsidiary, or any other derivative securities in respect thereof, other than, in each case, (A) any such split, combination, reclassification, purchases or redemptions by a wholly owned Parent Subsidiary with respect to such Parent Subsidiary’s own capital stock or other equity interests or securities, (B) the acquisition by Parent of shares of Parent Common Stock in connection with the exercise of Parent Stock Options or the vesting of Parent Restricted Stock Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement (including in connection with the satisfaction of the applicable exercise price and any required withholding Taxes related to such exercise or vesting in accordance with the terms of such Parent Equity Awards), (C) the acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards and (D) as otherwise required under the terms of any Parent Benefit Plan or applicable award agreements;

(vii)   incur, guarantee or assume any Indebtedness or make any loans or advances or capital contributions to, or investments in, any Person, or enter into or materially modify the terms of any Parent Material Contract of the type described in clause (x) of Section 4.16(a), other than (A) Indebtedness for borrowed money incurred in the Ordinary Course of Business pursuant to the Parent Credit Agreement, (B) any Indebtedness, loan, advance, capital contribution or investment between Parent and any wholly owned Parent Subsidiary or among wholly owned Parent Subsidiaries not involving any third party, (C) any extensions of credit or delayed collection of trade payables in the Ordinary Course of Business and (D) the entry into of Contracts in connection with any of the foregoing;

(viii)   (A) grant any material increase in the compensation or benefits payable to its respective employees or former employees, (B) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement to any of its respective employees or former employees or (C) enter into any change in control, severance, retention or termination pay arrangement with any of its respective employees or former employees, in each case, other than (x) pursuant to the terms of any existing Parent Collective Bargaining Agreements or existing Contracts, (y) pursuant to the terms of any Parent Benefit Plan in effect as of the date of this Agreement or (z) solely in the cases of clauses (A) and (B) and with respect to employees whose annual base salary or wages are less than $250,000, in the Ordinary Course of Business consistent with past practice; provided, however, that the foregoing clauses (A) and (B) shall not restrict Parent or any Parent Subsidiary from making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the Ordinary Course of Business consistent with past practice, compensation and benefits that have an aggregate value that is consistent with the value of the compensation and benefits provided to newly hired or promoted employees in similar positions;

(ix)   make any material change to any method of accounting or accounting principles or practices followed by Parent or any Parent Subsidiary, except for any such change required by a change in GAAP (or any interpretation thereof);

(x)   settle or compromise any Proceeding or other claim (excluding any workers compensation claim) by or against Parent or any Parent Subsidiary, except for settlements and compromises that would not reasonably be expected to limit or restrict the operation of the business of Parent or any

Parent Subsidiary in any material respect and do not require the payment by Parent or any Parent Subsidiary of an amount in excess of $3,000,000 in the aggregate (for all such settlements or compromises from and after the date hereof), after taking into account any insurance payments available therefor;

(xi)   terminate or cancel any insurance coverage maintained by Parent or any Parent Subsidiary with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage, other than in the Ordinary Course of Business;

(xii)   make or authorize any new capital expenditures in excess of 110% of the amount set forth in Parent’s capital expenditures forecast that is included in Section 6.01(b)(xii) of the Parent Disclosure Letter, other than as may be necessary in connection with any emergency repair, maintenance or replacement;

(xiii)   change any material Tax election, adopt or change any Tax accounting period in respect of material Taxes, adopt or change any material method of Tax accounting, policy or procedure, file any amended material income Tax Return or other material amended Tax Return, settle, compromise or surrender any material Tax liability, claim or refund, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (except extensions of time to file Tax Returns obtained in the Ordinary Course of Business), except, in each case, in the Ordinary Course of Business (this clause (xi) being the sole provisions of this Section 6.01 governing Tax matters);

(xiv)   adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than in connection with any legal entity rationalization efforts for entities dormant as of the date of this Agreement, or involving only entities that have immaterial assets and operations;

(xv)   (A) enter into any Contract that would have been a “Parent Material Contract” of the type described in any of clauses (i), (ii), (v), (vi) or (vii) of Section 4.16(a) if it had been entered into prior to the date of this Agreement or (B) terminate any Parent Material Contract or amend or modify any Parent Material Contract in any manner adverse to Parent and the Parent Subsidiaries in any material respect, other than, in the case of this clause (B), (x) in the Ordinary Course of Business consistent with past practice or (y) termination of any such Contract without material penalty to Parent or any Parent Subsidiary; or

(xvi)   agree or commit to do any of the foregoing.

(c)   Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or the Parent Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and the Parent Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Parent Subsidiaries’ operations.

(d)   Each of Parent and the Company shall designate a single representative who shall be responsible for managing and approving requests for waivers of or exemptions from the covenants set forth in this Section 6.01 or Section 5.01 (the “Designated Representatives”), as applicable, on behalf of Parent or the Company, as applicable. All such requests for waiver or exemptions shall be submitted to the other party’s Designated Representative. Each of Parent and the Company shall use its reasonable best efforts to respond promptly to each such request through their Designated Representative. Any disputes arising in connection with such requests for waivers or exemptions which cannot be resolved between the Designated Representatives shall be referred to the respective General Counsels of Parent and the Company.

SECTION 6.02. Employee Benefits.

(a)   From the Effective Time until December 31, 2020, Parent agrees to provide each employee of the Company or any of the Company Subsidiaries as of the Effective Time (each, a “Continuing Employee”), while such Continuing Employee remains employed by the Company or any of the Company Subsidiaries, with (i) a base salary or base wage rate that is no less favorable than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term target incentive compensation and sales commission opportunities that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (excluding severance benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable Company Benefit Plans set forth in Section 3.17(a) of the Company Disclosure Letter and designated thereon as a severance benefit plan, program, policy, agreement or arrangement. Notwithstanding the foregoing, the requirements of this Section 6.02(a) shall not apply to Continuing Employees who are covered by a Company Collective Bargaining Agreement.

(b)   From and after the Effective Time, Parent shall assume and honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time; provided that, for the avoidance of doubt, the foregoing shall not prohibit Parent from amending or terminating any Company Benefit Plan to the extent permitted by the terms of such plan. Parent acknowledges and agrees that the occurrence of the Effective Time shall be deemed to constitute a “change in control”, “change of control” or term of similar import, as applicable, for purposes of each Company Benefit Plan containing such terms.

(c)   For all purposes under any Parent Benefit Plan providing benefits to any Continuing Employee after the Effective Time, each Continuing Employee shall, subject to applicable Law and any obligations under the Company Collective Bargaining Agreements, be credited with his or her years of service with the Company or any of the Company Subsidiaries before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plans except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, and subject to any applicable Law and any obligations under the Company Collective Bargaining Agreements, Parent shall, or shall cause its applicable Affiliate, to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the Parent Benefit Plans except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent or its applicable Affiliate shall provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under the Parent Benefit Plans.

(d)   Prior to making any broad-based written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated hereby (including any schedules hereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider in good faith any such comments; provided that the foregoing shall not apply to any communications to the extent the statements contained therein concerning compensation or benefit matters that are affected by the transactions contemplated hereby are substantially similar to previous communications made by the Company with respect to which the Company has complied with the provisions of this sentence.

(e)   From and after the Closing, Parent shall assume and honor, in accordance with their terms, each outstanding cash-based performance unit award (each such unit, a “Company Performance Unit”). The number of Company Performance Units outstanding as of immediately following the Closing shall be determined in good faith by the Executive Compensation Committee of the Board of Directors of the Company immediately prior to the Closing, in accordance with the terms of such Company Performance Units. In accordance with the terms of the Company Performance Units, from and after the Closing, each Company Performance Unit shall be subject to the same terms and conditions as were applicable to such Company Performance Unit immediately prior to the Closing, except that following the Closing, each Company Performance Unit shall vest subject only to continued service-based vesting requirements.

(f)   From and after the Closing, Parent shall, and shall cause the Company and the Company Subsidiaries to, honor the terms of each Company Collective Bargaining Agreement until such Company Collective Bargaining Agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(g)   Nothing contained in this Section 6.02 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of the Company, Parent or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any employee, director, officer or other service provider or any participant in a Company Benefit Plan, Parent Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third-party beneficiary of this Agreement.

SECTION 6.03. Indemnification Continuation.

(a)   For purposes of this Section 6.03, “Indemnified Person” shall mean any Person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of the Company Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust.

(b)   From and after the Effective Time, Parent shall, and shall cause the Parent Subsidiaries to, to the fullest extent permitted by applicable Law, indemnify each Indemnified Person against all losses, claims, damages, costs, expenses, liabilities and judgments incurred or paid in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby). In the event of any such Proceeding, each Indemnified Person will, to the fullest extent permitted by applicable Law, be entitled to advancement of expenses incurred in the defense of any such Proceeding from Parent within a reasonable period of time following receipt by Parent from such Indemnified Person of a request therefor; provided that an Indemnified Person to whom expenses are advanced provides an undertaking (only to the extent required by the DGCL) to repay Parent for any expenses incurred by Parent in connection with the indemnification of such Indemnified Person pursuant to this Section 6.03 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification under the DGCL as in effect at the Effective Time. For six years from the Effective Time, the Surviving Corporation shall not and shall not permit any of its Subsidiaries to amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Company’s or any of the Company Subsidiaries’ Organizational Documents as in effect immediately prior to the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Person. In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) assume the obligations set forth in this Section 6.03, unless such assumption occurs by operation of Law.

(c)   Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect for six years from the Effective Time, the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Indemnified Persons; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.03(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 300% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company may, at its election, purchase at or prior to the Effective Time, or Parent may, at its election, purchase following the Effective Time, a six-year “tail” prepaid officers’ and directors’

liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person (as applicable); provided that without Parent’s consent, the cost of such “tail” policy shall not exceed 300% of current annual premiums. If such “tail” policy has been established by Parent or the Company, Parent shall not terminate such policy and shall cause all obligations of Parent or the Company thereunder to be honored by the Surviving Corporation.

(d)   From and after the Effective Time, Parent shall provide to the directors and officers of the Company who become directors or officers of Parent or any Parent Subsidiary directors’ and officers’ liability insurance on the same basis and to the same extent as that, if any, provided to other similarly situated directors or officers of Parent or such Parent Subsidiary.

(e)   The provisions of this Section 6.03 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. The provisions of this Section 6.03 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Law, Contract or otherwise.

ARTICLE VII

Additional Covenants of the Parties

SECTION 7.01. Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings.

(a)   As promptly as reasonably practicable after the date of this Agreement, the Company and Parent shall cooperate in preparing the Joint Proxy Statement/Prospectus and the registration statement on Form S-4 (and any amendment or supplement thereto) pursuant to which the issuance of shares of Parent Common Stock in connection with the Merger (the “Share Issuance”) will be registered with the SEC (the “Registration Statement”) (in which the Joint Proxy Statement/Prospectus will be included), and Parent shall file the Joint Proxy Statement/Prospectus and the Registration Statement with the SEC. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable, to ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Joint Proxy Statement/Prospectus shall include the Company Recommendation, the Parent Recommendation, the Committee Recommendation and the recommendation of the Board of Directors of the Company in favor of approval of any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent there has been a Company Change in Recommendation permitted by Section 7.04 (in which case the Company Recommendation may be excluded) or there has been a Parent Change in Recommendation permitted by Section 7.05 (in which case the Parent Recommendation or the Committee Recommendation may be excluded). Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement becomes effective. The parties shall promptly provide one another copies of any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, promptly advise one another of any oral comments received from the SEC with respect thereto and promptly provide one another with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand with respect thereto. Prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and shall consider in good faith any such comments, except to the extent such disclosures relate to a Company Acquisition Proposal or a Parent Acquisition Proposal.

(b)   Parent, Intermediate Holdco and the Company shall make all necessary filings with respect to the Merger and the other transactions contemplated hereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of both the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent.

(c)   The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable following the date the Registration Statement is declared effective by the SEC for the purpose of obtaining the Required Company Vote. In connection with such meeting, the Company (i) subject to Section 7.04, shall use its reasonable best efforts to obtain the Required Company Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby and, if the Company Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholders meeting) to Company stockholders in connection with the Company Stockholders Meeting without the prior written consent of Parent. Notwithstanding the foregoing, if the Company reasonably believes that (i) it is necessary to postpone or adjourn the Company Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) (A) the Company will not receive proxies representing a sufficient number of shares of Company Common Stock to obtain the Required Company Vote, whether or not a quorum is present, or (B) the Company will not have a sufficient number of shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company shall have the right to, and shall upon request by Parent, on one or more occasions postpone or adjourn the Company Stockholders Meeting for the minimum duration determined by the Company in good faith to be necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days (in the case of all postponements and adjournments under clause (ii) of this sentence collectively) or more than 10 days (in the case of any postponement or adjournment under clause (i) of this sentence). The Company shall permit Parent and its Representatives to attend the Company Stockholders Meeting.

(d)   Parent shall cause the Parent Stockholders Meeting to be duly called and held as soon as reasonably practicable following the date the Registration Statement is declared effective by the SEC for the purpose of obtaining the Required Parent Vote. In connection with such meeting, Parent (i) subject to Section 7.05, shall use its reasonable best efforts to obtain the Required Parent Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the Share Issuance and, if the Parent Stockholders Meeting is also Parent’s annual stockholders meeting, proposals customarily brought in connection with Parent’s annual stockholders meeting) to Parent stockholders in connection with the Parent Stockholders Meeting without the prior written consent of the Company. Notwithstanding the foregoing, if Parent reasonably believes that (i) it is necessary to postpone or adjourn the Parent Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of Parent within a reasonable amount of time in advance of the Parent Stockholders Meeting or (ii) (A) Parent will not receive proxies representing a sufficient number of shares of Parent Common Stock to obtain the Required Parent Vote, whether or not a quorum is present, or (B) Parent will not have a sufficient number of shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent shall have the right to, and shall upon request by the Company, on one or more occasions postpone or adjourn the Parent Stockholders Meeting for the minimum duration necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days (in the case of all postponements and adjournments under clause (ii) of this sentence collectively) or more than 10 days (in the case of any postponement or adjournment under clause (i) of this sentence). Parent shall permit the Company and its Representatives to attend the Parent Stockholders Meeting.

(e)   Parent and the Company shall use reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date.

(f)   Immediately following the execution and delivery of this Agreement, Intermediate Holdco, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver, in accordance with applicable Law and its Organizational Documents, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver a copy of such consent to the Company promptly upon the execution thereof.

SECTION 7.02. Access to Information. Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its Representatives (and the Financing Parties) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its Representatives (and the Financing Parties), all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client privilege (provided that the withholding party shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege), (ii) providing such access would violate the terms of any confidentiality provision in any Contract to which the Company or any Company Subsidiary is a party or (iii) any Law of any Governmental Entity applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its Representatives (or Financing Parties, as applicable) from gaining access to any properties or information; provided, further, that the withholding party will inform the requesting party of the general nature of the document or information being withheld and reasonably cooperate with the requesting party to provide such document or information in a manner that would not result in violation of Contract or Law or the loss or waiver of such privilege, including by using reasonable best efforts to obtain the consent of any counterparty to a Contract to enable the Company to provide the withheld information. No investigation by a party or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement. Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated March 29, 2019 (the “Confidentiality Agreement”), between the Company and Parent. Information exchanged pursuant to this Section 7.02 shall also be subject to that certain the common interest, confidentiality and joint defense agreement, dated as of June 18, 2019, between the Company and Parent, and either the Company or Parent may restrict access to information to be exchanged pursuant to this Section 7.02 as provided in such agreement.

SECTION 7.03. Efforts.

(a)   Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby as soon as practicable after the date of this Agreement and in any event no later than the Termination Date, including using reasonable best efforts to accomplish the following as soon as practicable and in any event no later than the Termination Date: (i) preparing and filing, in consultation with the other parties and as promptly as practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, and filings and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated hereby, (ii) obtaining all such waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, registrations, permits, authorizations, orders and approvals and (iii) giving all notices and obtaining all consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations that are necessary or advisable to be given to or obtained from any third party other than a Governmental Entity in connection with the Merger or any of the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within fifteen (15) Business Days after the execution of this Agreement, unless otherwise agreed to by the parties, and to substantially comply as promptly as practicable with any “second request” for additional information and documentary material under the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b)   Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.03(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated hereby under the HSR Act or any other Regulatory Law (as defined below) or from any Governmental Entity, (i) cooperate in all respects and consult with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party and/or its counsel to have a reasonable opportunity to review in advance and comment on drafts of any communications, filings and submissions (and documents submitted therewith) and considering in good faith any such comments; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, including by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) where legally permissible, permit the other party to review any communication it gives to, and consult with each other in advance of any substantive meeting, telephone call, or conference with, the DOJ, the FTC, or such other Governmental Entity (including, for the avoidance of doubt, with respect to all matters set forth in Section 7.03(a)) or other person (provided that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries and (B) as necessary to address reasonable privilege or confidentiality concerns), and allow the other party and/or its counsel to attend and participate at any such meeting, telephone call or conference (whether in person or by telephone). Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 7.03(b) as “Antitrust Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and one in-house counsel of the recipient and will not be disclosed by such counsel to other employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment.

(c)   Subject to the terms and conditions of this Agreement, including this Section 7.03, Parent and the Company (if requested by Parent), along with their respective Subsidiaries, shall use its reasonable best efforts to take or cause to be taken any and all steps and to make or cause to be made any and all undertakings necessary (x) to resolve such objections, if any, that a Governmental Entity of competent jurisdiction asserts under any Regulatory Law with respect to the transactions contemplated hereby and (y) to avoid or eliminate each and every impediment under any applicable Regulatory Law asserted by any such Governmental Entity of competent jurisdiction with respect to the transactions contemplated hereby, in each case to the extent necessary so as to enable the Closing to occur no later than the Termination Date, which reasonable best efforts shall include (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of Parent or any of the Parent Subsidiaries, or of the Company or any of the Company Subsidiaries, (ii) taking or committing to take such other actions that may limit or impact Parent’s or any of the Parent Subsidiaries’, or the Company’s or any of the Company Subsidiaries’, freedom of action with respect to, or its ability to retain, any of Parent’s or any of the Parent Subsidiaries’, or the Company’s or any of the Company Subsidiaries’, operations, divisions, businesses, products lines, contracts, customers or assets, (iii) entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effectuate any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger and the other transactions contemplated hereby, in any case, that may be issued by any court or other Governmental Entity, (iv) creating, terminating or divesting relationships, contractual rights or obligations of the Company, Parent or their respective Subsidiaries and (v) forfeiting or non-continuing any Permit (including withdrawing or being compelled to withdraw from an applicable jurisdiction or being subject to any suspension of a Permit), in each case in connection with obtaining all, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated hereby under the HSR Act or any other Regulatory Law or from any Governmental Entity so as to enable to the Closing to occur no later than the Termination Date. For the avoidance of doubt, the Company shall not, unless requested to do so by Parent, commit to or effect any action contemplated in clause (i), (ii), (iii), (iv), or (v) of the immediately preceding sentence. Notwithstanding anything to the contrary contained in this Agreement, in connection with obtaining any, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated hereby under the HSR Act or any other Regulatory Law or from any Governmental Entity, none of Parent or the Parent Subsidiaries shall be required to, and none of the Company or the Company Subsidiaries shall, without the prior written consent of Parent, offer, accept, agree to or commit to any term, condition, liability, obligation or undertaking that is not conditioned on the consummation of the Merger or that individually or in the aggregate, would have or would be reasonably likely to have a material adverse effect on the business, results of operations, assets or financial condition of Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole (provided that for this purpose, Parent and its Subsidiaries, taken as a whole, shall be deemed to be of a size and scale that is equal to the Company and its Subsidiaries, taken as a whole) (a “Burdensome Condition”).

(d)   In furtherance and not in limitation of the covenants of the parties contained in this Section 7.03, if any administrative or judicial action or proceeding by a Governmental Entity of competent jurisdiction is instituted challenging the transactions contemplated hereby, each of Parent and the Company shall use its reasonable best efforts to (i) oppose fully and vigorously, including by defending through litigation, any such action or proceeding, (ii) pursue vigorously all available avenues of administrative and judicial appeal and (iii) seek to have vacated, lifted, reversed or overturned any judgment, decree, injunction, ruling or order that is in effect that prohibits, prevents or restricts consummation of the transactions contemplated hereby; provided that in connection with the foregoing, none of Parent or any Parent Subsidiary shall be required to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, offer, accept, agree to or commit to any term, condition, liability, obligation or undertaking that constitutes a Burdensome Condition. To assist Parent in complying with its obligations set forth in this Section 7.03, the Company shall, and shall cause the Company Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent.

(e)   Notwithstanding anything herein to the contrary, Parent and the Company shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 7.03.

(f)   Notwithstanding anything to the contrary herein, and for the avoidance of doubt, this Section 7.03 shall not apply in respect of Tax matters.

SECTION 7.04. No Solicitation by the Company.

(a)   Except as expressly permitted by this Section 7.04, none of the Company or any of the Company Subsidiaries shall (whether directly or indirectly through its Representatives or other intermediaries), nor shall the Company authorize or permit any of its Representatives to: (i) solicit, initiate or knowingly encourage or knowingly facilitate any Company Acquisition Proposal or knowingly take any action that would reasonably be expected to lead to any Company Acquisition Proposal, or endorse any Company Acquisition Proposal; (ii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other agreement (x) to consummate any Company Acquisition Proposal or otherwise relating to any Company Acquisition Proposal (other than a confidentiality agreement entered into in connection with furnishing information in accordance with Section 7.04(b)), (y) to approve or endorse any Company Acquisition Proposal or (z) to require the Company, in connection with any Company Acquisition Proposal, to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree or publicly propose or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease, and cause its Representatives to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted with respect to any of the matters referenced in the preceding sentence. The Company shall, and shall cause its Affiliates to, promptly request any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Acquisition Proposal to return or destroy all confidential information in the possession of such Person or its Representatives. Any violation of this Section 7.04 by any Representative of the Company or the Company Subsidiaries shall be deemed to be a breach of this Section 7.04 by the Company. For purposes of this Section 7.04 (including for purposes of the defined term “Company Acquisition Proposal” below) only, the term “Person” means any person, corporation, entity or “group”, as defined in Section 13(d) of the Exchange Act, other than Parent or any Parent Subsidiaries.

“Company Acquisition Proposal” means any proposal or offer from any Person relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution or other similar transaction involving the Company, (B) any acquisition of more than 20% of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Company Subsidiary) of assets or businesses of the Company or the Company Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is more than 20%.

(b)   Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through the Company’s Representatives or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal; provided that no such action or statement constitutes a Company Change in Recommendation unless such action or statement would be permitted by Section 7.04(c), or issue a “stop, look and listen” statement, (ii) prior to the Company Stockholders Meeting, engage in negotiations or discussions with any Person (and its Representatives) that has made an unsolicited bona fide written Company Acquisition Proposal after the date of this Agreement not resulting from or arising out of a material breach of this Section 7.04, and/or (iii) prior to the Company Stockholders Meeting, furnish to such Person information relating to the Company or any of the Company Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that Parent is, concurrently with the entry by the Company into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement); provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith after consultation with its financial advisors and outside legal counsel that (x) such Company Acquisition Proposal constitutes, or would reasonably be expected to result in, a Company Superior Proposal and (y) failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law. The Company shall promptly (but in any event within 48 hours) notify Parent of any such determination made under clause (x) or (y).

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets of the Company and the Company Subsidiaries, taken as a whole, (B) that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the identity of the person making such Company Acquisition Proposal, and (C) that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Acquisition Proposal and all financial, legal, regulatory, timing and other aspects of such Company Acquisition Proposal, including all conditions contained therein and the identity of the person making such Company Acquisition Proposal) is more favorable to the stockholders of the Company than the transactions contemplated hereby.

(c)   Except as expressly permitted by this Section 7.04(c), neither the Board of Directors of the Company nor any committee thereof shall (i) change, withdraw, modify, qualify, withhold or amend in any manner adverse to Parent the Company Recommendation (or publicly propose to do so), (ii) approve, declare advisable or recommend (or publicly propose to do so) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (iv) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of the Company (it being understood that the Board of Directors of the Company may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer without such action being considered a Company Change in Recommendation and that no customary “stop, look and listen” communication will be considered a Company Change in Recommendation), (v) after receipt of any Company Acquisition Proposal, other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (iv), fail to publicly reaffirm the Company Recommendation or fail to recommend against a Company Acquisition Proposal within five (5) Business Days after a request by Parent to do so (provided that Parent may make no more than two (2) such requests for each Company Acquisition Proposal) (provided, further, that Parent may make an additional one (1) request for each modification to the price or other material terms of any Company Acquisition Proposal) (it being agreed that neither the delivery of a notice by the Company described in Section 7.04(d) nor any public announcement thereof shall constitute a Company Change in Recommendation) (any of (i) through (v) a “Company Change in Recommendation”) or (vi) authorize, cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 7.04(a)). Notwithstanding the foregoing, the Board of Directors of the Company (A) may make a Company Change in Recommendation at any time prior to the receipt of the Required Company Vote (x) in response to a Company Intervening Event, or (y) following receipt after the date of this Agreement of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.04 and that the Board of Directors of the Company determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, in the case of each of (x) and (y), if and only if the Board of Directors of the Company has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and the Company first complies with Section 7.04(d) or (B) at any time prior to the receipt of the Required Company Vote and following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.04 and which the Board of Directors of the Company determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, may authorize and cause the Company to terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if and only if the Board of Directors of the Company has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and the Company first complies with Section 7.04(d) and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, (1) the Company terminates this Agreement in accordance with the provisions of Section 9.01(g) and (2) the Company pays the Company Termination Fee in accordance with Section 9.02(f). Notwithstanding anything to the contrary in this Section 7.04, neither (1) the determination in itself by the Board of Directors of the Company that a Company Acquisition Proposal constitutes or is reasonably be expected to result in a Company Superior Proposal nor (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 7.04(d) or Section 7.04(e) will constitute a Company Change in Recommendation or violate this Section 7.04(c).

(d)   Prior to the Board of Directors of the Company making a Company Change in Recommendation pursuant to Section 7.04(c)(A)(x), the Company shall provide Parent with five (5) Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend the terms of this Agreement in a manner that would make the failure to effect a Company Change in Recommendation no longer inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and, following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law. Prior to the Board of Directors of the Company making a Company Change in Recommendation pursuant to Section 7.04(c)(A)(y) or authorizing and causing the termination of this Agreement as described in Section 7.04(c)(B), the Company shall provide Parent with five (5) Business Days’ prior written notice (it being understood and agreed that any amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal and any material amendment to any other material term of the applicable Company Acquisition Proposal shall require a new notice and an additional three (3) Business Day period) advising

Parent that the Board of Directors of the Company intends to take such action, and specifying the material terms and conditions of, and including a copy of any transaction documents relating to, the Company Superior Proposal, and during such five (5) Business Day period (or any subsequent three (3) Business Day period), if requested by Parent, the Company shall negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal and, following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and that the Company Acquisition Proposal would continue to constitute a Company Superior Proposal if the revisions proposed by Parent were given effect.

(e)   The Company shall notify Parent promptly (but in any event within 48 hours) after receipt or occurrence of any Company Acquisition Proposal, or any request for information that is reasonably likely to lead to a Company Acquisition Proposal, of (i) the material terms and conditions of any such Company Acquisition Proposal and (ii) the identity of the Person making any such Company Acquisition Proposal. In addition, the Company shall promptly (but in any event within 48 hours) after the receipt thereof, provide to Parent copies of any Company Acquisition Proposal and any written documentation or correspondence setting forth or reflecting the terms (or revised terms) of such Company Acquisition Proposal (including any financing thereof) which is sent or received in respect of such Company Acquisition Proposal between the Company and the Person making such Company Acquisition Proposal (or by any of their respective Representatives on its behalf). The Company shall keep Parent informed on a reasonably current basis of the status and material details and substantive discussions (including any amendments or proposed amendments) of any such Company Acquisition Proposal. The Company shall provide to Parent any non-public information concerning the Company prior to or concurrently with providing such information to any other Person in connection with any Company Acquisition Proposal, to the extent such information was not previously provided to Parent. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Company Acquisition Proposal. The Company agrees that it and the Company Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits by its terms the Company from providing any information to Parent under, or otherwise complying with the terms of, this Section 7.04.

SECTION 7.05. No Solicitation by Parent.

(a)   Except as expressly permitted by this Section 7.05, none of Parent or any of the Parent Subsidiaries shall (whether directly or indirectly through its Representatives or other intermediaries), nor shall Parent authorize or permit any of its Representatives to: (i) solicit, initiate or knowingly encourage or knowingly facilitate any Parent Acquisition Proposal or knowingly take any action that would reasonably be expected to lead to any Parent Acquisition Proposal, or endorse any Parent Acquisition Proposal; (ii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other agreement (other than a confidentiality agreement entered into in connection with furnishing information in accordance with Section 7.05(b)) (x) to consummate any Parent Acquisition Proposal or otherwise relating to any Parent Acquisition Proposal, (y) to approve or endorse any Parent Acquisition Proposal or (z) to require Parent, in connection with any Parent Acquisition Proposal, to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non- public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree or publicly propose or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. Parent shall immediately cease, and cause its Representatives to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted with respect to any of the matters referenced in the preceding sentence. Parent shall, and shall cause its Affiliates to, promptly request any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Parent Acquisition Proposal to return or destroy all confidential information in the possession of such Person or its Representatives. Any violation of this Section 7.05 by any Representative of Parent or the Parent

Subsidiaries shall be deemed to be a breach of this Section 7.05 by Parent. Notwithstanding anything in this Section 7.05 to the contrary, Parent’s compliance with its covenants contained in Section 7.11 (Financing) (including, for the avoidance of doubt, any efforts to obtain any Substitute Financing) shall be deemed not to be a breach of this Section 7.05. For purposes of this Section 7.05 only (including for purposes of the defined term “Parent Acquisition Proposal” below), the term “Person” means any person, corporation, entity or “group”, as defined in Section 13(d) of the Exchange Act, other than the Company or any Company Subsidiary.

“Parent Acquisition Proposal” means any proposal or offer from any Person relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution or other similar transaction involving Parent, (B) any acquisition of more than 20% of the outstanding Parent Common Stock or securities of Parent representing more than 20% of the voting power of Parent, (C) any acquisition (including the acquisition of stock in any Parent Subsidiary) of assets or businesses of Parent or the Parent Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of Parent, (D) any tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Parent Common Stock or securities of Parent representing more than 20% of the voting power of Parent, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Stock (or voting power of securities of Parent other than the Parent Common Stock) involved is more than 20%.

(b)   Notwithstanding the foregoing, the Board of Directors of Parent or the Transaction Committee, directly or indirectly through its Representatives or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal; provided that no such action or statement constitutes a Parent Change in Recommendation unless such action or statement would be permitted by Section 7.05(c), or issue a “stop, look and listen” statement, (ii) prior to the Parent Stockholders Meeting, engage in negotiations or discussions with any Person (and its Representatives) that has made an unsolicited bona fide written Parent Acquisition Proposal after the date of this Agreement not resulting from or arising out of a material breach of this Section 7.05 and/or (iii) prior to the Parent Stockholders Meeting, furnish to such Person information relating to Parent or any of the Parent Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the Company is, concurrently with the entry by Parent into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement); provided that the Board of Directors of Parent or the Transaction Committee, as applicable, shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors or the Transaction Committee, as applicable, has determined in good faith after consultation with its financial advisors and outside legal counsel that (x) such Parent Acquisition Proposal constitutes, or would reasonably be expected to result in, a Parent Superior Proposal and (y) failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law. Parent shall promptly (but in any event within 48 hours) notify the Company of any such determination made under clause (x) or (y).

“Parent Superior Proposal” means a bona fide, written Parent Acquisition Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Parent Common Stock or more than 50.1% of the assets of Parent and the Parent Subsidiaries, taken as a whole, (B) that the Board of Directors of Parent or the Transaction Committee, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the identity of the person making such Parent Acquisition Proposal and (C) that the Board of Directors of Parent or the Transaction Committee, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to this Agreement proposed by the Company in response to such Parent Acquisition Proposal and all financial, legal, regulatory, timing and other aspects of such Parent Acquisition Proposal, including all conditions contained therein and the identity of the person making such Parent Acquisition Proposal) is more favorable to the stockholders of Parent than the transactions contemplated hereby.

(c)   Except as expressly permitted by this Section 7.05(c), neither the Board of Directors of Parent nor any committee thereof (including the Transaction Committee) shall (i) change, withdraw, modify, qualify, withhold or amend in any manner adverse to the Company the Parent Recommendation or, in the case of the Transaction Committee, the Committee Recommendation (or publicly propose to do so), (ii) approve, declare advisable or recommend (or publicly propose to do so) any Parent Acquisition Proposal, (iii) fail to include the Parent Recommendation or the Committee Recommendation in the Joint Proxy Statement/Prospectus, (iv) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of Parent or the Transaction Committee (it being understood that the Board of Directors of Parent or the Transaction Committee may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer without such action being considered a Parent Change in Recommendation and that no customary “stop, look and listen” communication will be considered a Parent Change in Recommendation), (v) after receipt of any Parent Acquisition Proposal, other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (iv), fail to publicly reaffirm the Parent Recommendation or the Committee Recommendation or fail to recommend against a Parent Acquisition Proposal within five (5) Business Days after a request by the Company to do so (provided that the Company may make no more than two (2) such requests for each Parent Acquisition Proposal) (provided, further, that the Company may make an additional one (1) request for each modification to the price or other material terms of any Parent Acquisition Proposal) (it being agreed that neither the delivery of a notice described in Section 7.05(d) by Parent nor any public announcement thereof shall constitute a Parent Change in Recommendation) (any of (i) through (v) a “Parent Change in Recommendation”) or (vi) authorize, cause or permit Parent or any of the Parent Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Parent Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 7.05(a)). Notwithstanding the foregoing, the Board of Directors of Parent or the Transaction Committee (A) may make a Parent Change in Recommendation at any time prior to the receipt of the Required Parent Vote (x) in response to a Parent Intervening Event, or (y) following receipt after the date of this Agreement of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.05 and that the Board of Directors of Parent or the Transaction Committee, as applicable, determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Parent Superior Proposal, in the case of each of (x) and (y), if and only if the Board of Directors of Parent or the Transaction Committee, as applicable, has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law and Parent first complies with Section 7.05(d) or (B) at any time prior to the receipt of the Required Parent Vote and following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.05 and which the Board of Directors of Parent or the Transaction Committee, as applicable, determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Parent Superior Proposal, may authorize and cause Parent to terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Parent Alternative Acquisition Agreement”) with respect to such Parent Superior Proposal, if and only if the Board of Directors of Parent or the Transaction Committee, as applicable, has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law and Parent first complies with Section 7.05(d) and concurrently with entering into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal, (1) Parent terminates this Agreement in accordance with the provisions of Section 9.01(h) and (2) Parent pays the Parent Termination Fee in accordance with Section 9.02(g). Notwithstanding anything to the contrary in this Section 7.05, neither (1) the determination in itself by the Board of Directors of Parent or the Transaction Committee, as applicable, that a Parent Acquisition Proposal constitutes or is reasonably be expected to result in a Parent Superior Proposal nor (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 7.05(d) or Section 7.05(e) will constitute a Parent Change in Recommendation or violate this Section 7.05(c).

(d)   Prior to the Board of Directors of Parent or the Transaction Committee making a Parent Change in Recommendation pursuant to Section 7.05(c)(A)(x), Parent shall provide the Company with five (5) Business Days’ prior written notice advising the Company it intends to effect a Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by the Company, Parent shall engage in good faith negotiations with the Company to amend the terms of this Agreement in a manner that would make the failure to effect a Parent Change in Recommendation no longer inconsistent with the fiduciary duties of the Board of Directors of Parent or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law and, following the end of such notice period, the Board of Directors of Parent or the Transaction Committee, as applicable, shall have considered in good faith any revisions to the terms of this Agreement proposed by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law. Prior to the Board of Directors of Parent or the Transaction Committee making a Parent Change in Recommendation pursuant to Section 7.05(c)(A)(y) or authorizing and causing the termination this Agreement as described in Section 7.05(c)(B), Parent shall provide the Company with five (5) Business Days’ prior written notice (it being understood and agreed that any amendment to the amount or form of consideration payable in connection with the applicable Parent Acquisition Proposal and any material amendment to any other material term of the applicable Parent Acquisition Proposal shall require a new notice and an additional three (3) Business Day period) advising the Company that the Board of Directors of Parent or the Transaction Committee intends to take such action, and specifying the material terms and conditions of, and including a copy of any transaction documents relating to, the Parent Superior Proposal, and during such five (5) Business Day period (or any subsequent three (3) Business Day period), if requested by the Company, Parent shall negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal and, following the end of such notice period, the Board of Directors of Parent or the Transaction Committee, as applicable, shall have considered in good faith any revisions to the terms of this Agreement proposed by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent or the Transaction Committee, as applicable, to Parent’s stockholders under applicable Law and that the Parent Acquisition Proposal would continue to constitute a Parent Superior Proposal if the revisions proposed by the Company were given effect.

(e)   Parent shall notify the Company promptly (but in any event within 48 hours) after receipt or occurrence of any Parent Acquisition Proposal, or any request for information that is reasonably likely to lead to a Parent Acquisition Proposal, of (i) the material terms and conditions of any such Parent Acquisition Proposal and (ii) the identity of the Person making any such Parent Acquisition Proposal. In addition, Parent shall promptly (but in any event within 48 hours) after the receipt thereof, provide to the Company copies of any Parent Acquisition Proposal and any written documentation or correspondence setting forth or reflecting the terms (or revised terms) of such Parent Acquisition Proposal (including any financing thereof) which is sent or received in respect of such Parent Acquisition Proposal between Parent and the Person making such Parent Acquisition Proposal (or by of any of their respective Representatives on its behalf). Parent shall keep the Company informed on a reasonably current basis of the status and material details and substantive discussions (including any amendments or proposed amendments) of any such Parent Acquisition Proposal. Parent shall provide to the Company any non-public information concerning Parent prior to or concurrently with providing such information to any other Person in connection with any Parent Acquisition Proposal, to the extent such information was not previously provided to the Company. The Board of Directors of Parent or the Transaction Committee, as applicable, shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by the Company in response to any Parent Acquisition Proposal. Parent agrees that it and the Parent Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits by its terms Parent from providing any information to the Company under, or otherwise complying with the terms of, this Section 7.05.

SECTION 7.06. Stockholder Litigation.

(a)   Prior to the Effective Time, the Company shall provide Parent with prompt notice of any stockholder litigation or claim against the Company and/or its directors or officers relating to the Merger or the other transactions contemplated hereby (“Company Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). The Company shall control the defense, settlement or prosecution of any Company Transaction Litigation, and the Company shall consult with Parent with respect to the defense, settlement and prosecution of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Company Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). If any Company Transaction Litigation continues after the Effective Time, the Company’s pre-Effective Time directors and officers may continue to retain the same counsel engaged prior to the Effective Time with respect thereto.

(b)   Prior to the Effective Time, Parent shall provide the Company with prompt notice of any stockholder litigation or claim against Parent and/or its directors or officers relating to the Merger or the other transactions contemplated hereby (“Parent Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). Parent shall control the defense, settlement or prosecution of any Parent Transaction Litigation, and Parent shall consult with the Company with respect to the defense, settlement and prosecution of any Parent Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Parent Transaction Litigation. Parent may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Parent Transaction Litigation without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 7.07. Public Announcements. Except with respect to any communications relating to a Company Change in Recommendation or Parent Change in Recommendation, in each case made in accordance with this Agreement, each of the parties hereto agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided that (a) the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence and (b) no consent or consultation shall be required with respect to any public release or announcement issued in connection with a dispute between the parties.

SECTION 7.08. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

SECTION 7.09. Delisting; NYSE Listing.

(a)   The Company shall cooperate with Parent in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE, effective as promptly as practicable after the Effective Time, and terminate its registration under the Exchange Act, effective as promptly as practicable after such delisting.

(b)   Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger and shares of Parent Common Stock to be reserved upon settlement or exercise of equity awards in respect of Parent Common Stock to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

SECTION 7.10. Governance Matters. Parent and the Company shall take, or cause to be taken, the actions set forth on Exhibit C.

SECTION 7.11. Financing.

(a)   Parent shall, and shall cause the Parent Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing or any Substitute Financing in an amount sufficient, together with cash on hand that replaces or supplements the Financing consistent with the terms set forth in this Section 7.11, to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby) no later than the Closing, including, using reasonable best efforts to (i) (A) maintain in effect the Commitment Letter and comply in all material respects with all of their respective obligations thereunder, (B) negotiate, enter into and deliver definitive agreements with respect to the Financing (the “Financing Agreements”) reflecting the terms contained in the Commitment Letter (or, to the extent not included in the Commitment Letter, with other terms agreed by Parent and the Financing Parties, provided that, any changes to terms contained in the Commitment Letter shall be subject to the restrictions on amendments of the Commitment Letter set forth below), so that such agreements are in effect through the Closing and (C) enforce their rights under the Commitment Letter and (ii) satisfy on a timely basis all the conditions to the Financing and the Financing Agreements related thereto that are in Parent’s (or the Parent Subsidiaries’) control. In the event that all conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause the Parent Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby). Parent and/or Intermediate Holdco shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Commitment Letter. Each of Parent and Intermediate Holdco acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing, subject to the applicable conditions set forth in Sections 8.01 and 8.02.

(b)   Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and the Parent Subsidiaries’ efforts to obtain the Financing and to satisfy the conditions thereof, including promptly providing copies of any amendment, modification or replacement of the Commitment Letter (provided, that any fee letter may be redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing) and shall give the Company prompt written notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s and the Parent Subsidiaries’ obligations under this Agreement, including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby, including, promptly after obtaining Knowledge thereof, providing the Company written notice of any (A) breach or default by a Financing Party, or any party to any definitive document related to the Financing, of the Commitment Letter or any definitive document related to the Financing, (B) actual or threatened withdrawal, repudiation or termination in writing of the Commitment Letter by the Financing Parties or (C) material dispute or disagreement between or among any parties to the Commitment Letter or any definitive document related to the Financing, on the one hand, and Parent or Intermediate Holdco, on the other hand, in each case with respect to the obligations to fund the Financing or the amount of the Financing to be funded at Closing; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney- client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any Law or any obligation of confidentiality so long as Parent or its Affiliates shall have used commercially reasonable efforts to disclose such information in a way that would not waive such privilege or violate such Law or obligation of confidentiality. Parent and Intermediate Holdco may not amend, modify, replace, terminate, assign or agree to any waiver under the Commitment Letter without the prior written approval of the Company, to the extent such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Commitment Letter would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or the original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand and other financial resources of Parent on the Closing Date, is sufficient to consummate the Merger and the other transactions contemplated hereby, including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of the Commitment Letter shall be permitted), (ii) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letter, in a manner that in any such case would reasonably be expected to (A) materially delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) materially adversely impact the ability of Parent or Intermediate Holdco to enforce its rights against the Financing Parties, any other parties to the Commitment Letter or the Financing Agreements or (C) materially adversely affect the ability of Parent or any of the Parent Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent and Intermediate Holdco may modify, supplement or amend the Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Commitment Letter. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 7.11, such new commitment letters and/or fee letters shall be deemed to be the “Commitment Letter” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Commitment Letter as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter. If funds with respect to all or any portion of the Financing become unavailable (other than in accordance with the terms of the Commitment Letter), Parent shall, and shall cause the Parent Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent and/or Intermediate Holdco, taken as a whole, than the terms and conditions as set forth in Commitment Letter) sufficient, together with cash on hand and other financial resources of Parent on the Closing Date, to enable Parent and the Parent Subsidiaries to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I, any Indebtedness of the Company (including the Company Credit Agreement) required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby) in accordance with the terms hereof (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Company correct and complete copies of the new financing documents, including any new commitment letter and any related fee letters (in redacted form removing the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Substitute Financing), or related definitive financing documents with respect to such Substitute Financing. Notwithstanding the foregoing, no Substitute Financing or related definitive financing documents may expand upon the conditions precedent or contingencies to the funding of the Financing on the Closing Date as set forth in the Commitment Letter in effect on the date hereof or otherwise include terms (including any “market flex” provisions) that would reasonably be expected to make the likelihood that the Substitute Financing would be funded less likely without the Company’s prior written consent. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment for such Substitute Financing shall be deemed to be the “Commitment Letter”, in each case, for all purposes of this Agreement.

(c)   The Company shall, and shall cause the Company Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of the Parent Subsidiaries, provide customary cooperation in connection with the Financing or any other debt, equity, equity-linked or other financing of Parent or any of the Parent Subsidiaries in connection with the Merger and the other transactions contemplated hereby, including the following:

(i)   furnishing, or causing to be furnished, to Parent, any of the Parent Subsidiaries and the Financing Parties and their respective agents (A) the financial information regarding the Company and the Company Subsidiaries (and any other Subsidiaries of the Company formed or acquired after the date of this Agreement) required to be delivered under condition 5 of Exhibit C attached to the Commitment Letter and (B) other information with respect to the Company and the Company Subsidiaries (and any other Subsidiaries of the Company formed or acquired after the date of this Agreement) as may be reasonably requested by Parent, any of the Parent Subsidiaries or the Financing Parties and of the type customarily prepared and delivered to prepare customary offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), registration statements and prospectuses under the Securities Act and other materials in connection with an offer or sale of securities in connection with such Financing (other than any pro forma financial statements, which shall be the responsibility of Parent);

(ii)   using reasonable best efforts to obtain and deliver the consent of the independent accountants of the Company and the Company Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 7.11(c)(i) in any registration statement of Parent or any of the Parent Subsidiaries filed with the SEC relating to such financing or otherwise in connection with any such financing consisting of an offering of securities;

(iii)   using reasonable best efforts to cause the Company’s and the Company Subsidiaries’ independent accountants to (A) participate in a manner consistent with their customary practice in drafting sessions and accounting due diligence sessions in connection with such financing and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and the Company Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing;

(iv)   using reasonable best efforts to assist Parent or any of the Parent Subsidiaries in (including by providing information limited to the Company and the Company Subsidiaries required in connection with) its preparation of rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (including customary certificates, affidavits and title insurance related assistance) and similar or related documents to be prepared by Parent or the Parent Subsidiaries in connection with such financings, and which may incorporate by reference periodic and current reports filed by the Company with the SEC, in each case upon the reasonable request of Parent or any of the Parent Subsidiaries and as necessary or customary to consummate the Financing;

(v)   using reasonable best efforts to cooperate with customary marketing efforts of Parent or any of the Parent Subsidiaries, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times and using reasonable efforts to ensure that any syndication efforts benefit from any existing lending and investment banking relationships;

(vi)   causing the taking of corporate actions (subject to the occurrence of the Closing Date) reasonably necessary to permit the completion of the Financing by persons that shall remain or will become officers or directors of the Surviving Corporation or any of the Subsidiaries of the Surviving Corporation as of the Effective Time;

(vii)   delivering to Parent, no later than three (3) Business Days prior to the Closing Date, (A) any materials and documentation about the Company and the Company Subsidiaries required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001), and (B) and certifications regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, to the extent requested by any Financing Parties no less than ten (10) Business Days prior to the Closing Date;

(viii)   cooperating with respect to the provision of guarantees, including by executing and delivering definitive documents related thereto, to take effect following the Closing in connection with such financing;

(ix)   providing customary authorization letters to Parent’s or any of the Parent Subsidiaries’ Financing Parties, authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information about the Company or the Company Subsidiaries (only to the extent such authorization letters contain customary disclaimers for the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof); and

(x)   providing reasonable assistance in the preparation of pro forma information, risk factor disclosure and other disclosures required to consummate the Financing, in each case upon the reasonable request of Parent or any of the Parent Subsidiaries and as necessary or customary to consummate the Financing.

(d)   All non-public information regarding the Company or the Company Subsidiaries obtained by Parent or its Representatives, in each case pursuant to Section 7.11(c) or Section 7.12, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, placement agents, dealer managers, solicitation agents, information agents and depositary or other agents during syndication and marketing of the financing that enter into confidentiality arrangements customary for financing transactions of the same type as such financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies. The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ trademarks, service marks and logos solely in connection with the financing for the Merger and the other transactions contemplated hereby; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or the Company Subsidiaries.

(e)   In connection with Section 7.11(c) and Section 7.12, (w) neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any liability or expenses in connection with any financing to be obtained by Parent or the Parent Subsidiaries in connection with the transactions contemplated hereby, except such expenses for which Parent or one of the Parent Subsidiaries is obligated to reimburse the Company or, if reasonably requested by the Company, for which funds that are actually necessary to pay such expenses are provided in advance by Parent or one of the Parent Subsidiaries to the Company, (x) neither the Company nor any of the Company Subsidiaries or any of their respective directors or officers shall be obligated to execute any agreement, certificate, document or instrument with respect to such financing (except as explicitly provided in Section 7.12) that would be effective prior to the Closing (other than customary authorization letters), (y) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries and (z) neither the Company nor any of the Company Subsidiaries or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to Section 7.11(c) or Section 7.12 that (1) would cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries or cause any condition in Article VIII to not be satisfied; (2) would conflict with (A) the Organizational Documents of the Company or the Company Subsidiaries or any material Laws or material Contracts of the Company or the Company Subsidiaries or (B) obligations of confidentiality from a third party (not created in contemplation hereof) binding on the Company or the Company Subsidiaries (provided that in the event that the Company or the Company Subsidiaries do not provide information in reliance on the exclusion in this clause (B), the Company and the Company Subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)); (3) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of the Company Subsidiaries (provided that the Company shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege); (4) would require its legal counsel to provide any legal opinions; (5) would require the Company or the Company Subsidiaries to prepare any projections; or (6) would require the adoption of resolutions or execution of consents to approve or authorize such financing effective prior to the Closing Date. The Company, the Company Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and the Parent Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, the Company Subsidiaries or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the Company, the Company Subsidiaries or their Representatives for use in connection herewith or with the financing. Parent shall promptly, upon written request by the Company, reimburse the Company or any of the Company Subsidiaries for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in connection with the cooperation provided under this Section 7.11 and Section 7.12, or such financing, whether or not the Merger is consummated or this Agreement is terminated. Notwithstanding anything to the contrary herein, a breach of Section 7.11(c) or Section 7.12 shall not be deemed to cause the condition in Section 8.02(b) to fail to be satisfied unless such breach was the primary cause of Parent failing to obtain the Financing.

SECTION 7.12. Certain Indebtedness; Convertible Notes.

(a)   The Company shall, and shall cause the Company Subsidiaries to, deliver all notices and take all other actions required to facilitate (i) the termination of commitments in respect of the Company Credit

Agreement and the repayment in full of all obligations in respect of any Indebtedness incurred under the Company Credit Agreement, and (ii) to the extent requested in writing by Parent and reasonably necessary to consummate the Financing or any Substitute Financing, the termination, repayment, redemption or defeasance of any other Indebtedness for borrowed money incurred by any of the Company and the Company Subsidiaries after the date of this Agreement and the repayment in full of all obligations in respect of such Indebtedness (it being understood that the Company shall promptly and in any event no later than ten (10) days prior to the Closing Date notify Parent of the amount of any such Indebtedness incurred or to be incurred and expected to be outstanding on the Closing Date), and the release of any Liens securing any such Indebtedness described in the foregoing clauses (i) and (ii) and guarantees in connection therewith on the Closing Date. In furtherance and not in limitation of the foregoing, the Company and the Company Subsidiaries shall use reasonable best efforts to deliver to Parent (i) (A) at least two (2) Business Days prior to the Closing Date, a draft payoff letter and (B) on the Closing Date, an executed payoff letter, with respect to the Company Credit Agreement (the “Company Payoff Letter”) in form and substance customary for transactions of this type, from the agent thereunder on behalf of the Persons to whom such Indebtedness is owed, which Company Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing the Company Credit Agreement and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Company Payoff Letter at or prior to the Closing, be released and terminated.

(b)   The Company and the Company Subsidiaries shall use their reasonable best efforts to comply with all of their respective obligations under the Convertible Notes Indenture, including delivering any notices and entering into any agreements, instruments, supplemental indentures and undertakings as required pursuant to the Convertible Notes Indenture, and shall not amend, supplement or modify any of the terms of the Convertible Notes Indenture without the prior written consent of Parent.

SECTION 7.13. Takeover Laws. Each party to this Agreement shall take all reasonable action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated hereby. If any Takeover Law becomes applicable to this Agreement or any of the transactions contemplated hereby, each party to this Agreement shall take all reasonable action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Takeover Law on the Merger and the other transactions contemplated hereby.

SECTION 7.14. Dividend Coordination. The Company and Parent shall coordinate with each other to designate the same record and payment dates for Parent’s and the Company’s respective quarterly dividends declared in any calendar quarter in which the Closing Date might reasonably be expected to occur (it being the intention of the parties to ensure that holders of Company Common Stock and Parent Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter ended prior to the Closing with respect to each share of Company Common Stock and Parent Common Stock, respectively).

SECTION 7.15. A&R Management Agreement. From the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, Parent shall not amend, restate or otherwise modify, or offer or commit to amend, restate or otherwise modify, the A&R Management Agreement without the prior written consent of the Company.

ARTICLE VIII

Conditions Precedent

SECTION 8.01. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent, Intermediate Holdco and Merger Sub, to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)   Company Stockholder Approval. The Company shall have obtained the Required Company Vote.

(b)   Parent Stockholder Approval. Parent shall have obtained the Required Parent Vote.

(c)   Legal Prohibition. (i) No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent injunction or order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, in each case having the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger (any of the foregoing, a “Legal Restraint”); and (ii) no Governmental Entity set forth on Section 8.01(c) of the Company Disclosure Letter shall have instituted any action or proceeding pursuant to a Regulatory Law (which remains pending at what would otherwise be the Closing Date) before any U.S. court or other Governmental Entity of competent jurisdiction seeking to temporarily or permanently enjoin, restrain or otherwise prohibit consummation of the Merger or impose a Legal Restraint.

(d)   Governmental Approvals. The waiting period (and any extension thereof) applicable to the Merger and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired, and the approvals or consents of the Governmental Entities set forth on Section 8.01(d) of the Company Disclosure Letter shall have been received and shall be in full force and effect.

(e)   NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f)   Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

SECTION 8.02. Additional Conditions to Obligations of Parent, Intermediate Holdco and Merger Sub. The obligations of Parent, Intermediate Holdco and Merger Sub to effect the Merger are subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following additional conditions:

(a)   Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01 (other than clause (c) in the first sentence of Section 3.01), Section 3.02, Section 3.03(b), Section 3.03(c), Section 3.19, Section 3.23 and Section 3.24 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Section 3.03(a) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company contained in Section 3.10(a) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect, dated as of the Closing Date.

(b)   Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company to such effect, dated as of the Closing Date.

SECTION 8.03.   Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following additional conditions:

(a)   Representations and Warranties. (i) The representations and warranties of Parent, Intermediate Holdco and Merger Sub in Section 4.01 (other than clause (c) in the first sentence of Section 4.01), Section 4.02, Section 4.03(b), Section 4.03(c), Section 4.19, Section 4.25 and Section 4.26 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent contained in Section 4.03(a) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent, Intermediate Holdco and Merger Sub contained in Section 4.10(a) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of Parent, Intermediate Holdco and Merger Sub set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect, dated as of the Closing Date.

(b)   Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to such effect, dated as of the Closing Date.

(c)   A&R Management Agreement. The A&R Management Agreement shall not have been amended, restated or otherwise modified after the execution of this Agreement and shall remain in full force and effect in accordance with its terms.

ARTICLE IX

Termination

SECTION 9.01.   Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (except as provided below, whether before or after the Required Company Vote or the Required Parent Vote have been obtained) as follows (provided that in the case of any termination by Parent, such termination may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee):

(a)   By mutual written consent of Parent and the Company;

(b)   By either the Company or Parent if the Effective Time shall not have occurred on or before February 5, 2020 (the “Termination Date”); provided that if on the Termination Date, any of the conditions set forth in Section 8.01(c)(i) (but only to the extent that the applicable Legal Restraint relates to a Regulatory Law), Section 8.01(c)(ii) or Section 8.01(d) shall not be satisfied but all other conditions to the Closing either have been satisfied or waived, or would have been capable of being satisfied if the Closing were to occur on such date, then the Termination Date shall automatically be extended without further action by the parties to May 5, 2020 (which date shall thereafter be deemed to be the “Termination Date” for all purposes hereunder); provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date;

(c)   By either the Company or Parent if any Legal Restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved or lifted;

(d)   By either the Company or Parent if (i) the Required Company Vote shall not have been obtained at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement), or (ii) the Required Parent Vote shall not have been obtained at the Parent Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(e)   By the Company, prior to receipt of the Required Parent Vote, if there shall have been a Parent Change in Recommendation, whether or not permitted by Section 7.05;

(f)   By Parent, prior to receipt of the Required Company Vote, if there shall have been a Company Change in Recommendation, whether or not permitted by Section 7.04;

(g)   By the Company, prior to receipt of the Required Company Vote and if permitted by Section 7.04(c), in order to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, subject to the prior or concurrent payment of the Company Termination Fee to Parent;

(h)   By Parent, prior to receipt of the Required Parent Vote and if permitted by Section 7.05(c), in order to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, subject to the prior or concurrent payment of the Parent Termination Fee to the Company;

(i)   By the Company if Parent, Intermediate Holdco or Merger Sub shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent, Intermediate Holdco or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from the Company to Parent and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.03(a) or Section 8.03(b); or

(j)   By Parent if the Company shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from Parent to the Company and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(j) if Parent, Intermediate Holdco or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of Parent, Intermediate Holdco or Merger Sub shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.02(a) or Section 8.02(b).

The party seeking to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other parties in accordance with Section 10.07, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

SECTION 9.02.   Effect of Termination.

(a)   In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.01, this Agreement shall terminate and there shall be no liability or obligation on the part of any party to the other (except that the Confidentiality Agreement, this Section 9.02, Section 7.11(e) and Article X shall survive any such termination); provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages, incurred or suffered by a party to the extent such liability or damages were the result of or arise out of fraud or any Intentional

Breach of any covenant or agreement in this Agreement occurring prior to such termination (in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity). Each party agrees that notwithstanding anything in this Agreement to the contrary, in the event that any Company Termination Fee or Parent Termination Fee becomes due and payable to a party in accordance with this Agreement, the payment of such fee (and any applicable payments required to be made pursuant to Section 9.02(j)) shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates (or, with respect to Parent, Intermediate Holdco and Merger Sub, any Financing Party) for, (i) any loss, liability or damages suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions or other losses arising out of or relating to this Agreement or any breach, termination or failure of or under this Agreement.

(b)   If Parent shall terminate this Agreement pursuant to Section 9.01(f) (Company Change in Recommendation), or if this Agreement is terminated pursuant to Section 9.01(d)(i) (Required Company Vote) and at the time of such termination Parent shall have had the right to terminate this Agreement pursuant to Section 9.01(f) (Company Change in Recommendation), then the Company shall pay to Parent, not later than two (2) Business Days following such termination, an amount in cash equal to $45,000,000 (the “Company Termination Fee”).

(c)   If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.01(b) (Termination Date) or Section 9.01(d)(i) (Required Company Vote) or Parent shall terminate this Agreement pursuant to Section 9.01(j) (Company Breach) in respect of a breach by the Company of Section 7.04 (No Solicitation by the Company) or Section 7.01 (Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings), (ii) after the date of this Agreement, a Company Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known, (A) prior to the Termination Date (in the case of a termination pursuant to Section 9.01(b) (Termination Date)), (B) at or prior to the time of the Company Stockholders Meeting (in the case of a termination pursuant to Section 9.01(d)(i) (Required Company Vote)) or (C) prior to such termination (in the case of a termination pursuant to Section 9.01(j) (Company Breach) in respect of a breach by the Company of Section 7.04 (No Solicitation by the Company) or Section 7.01 (Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings)) and (iii) (A) within 12 months following such termination (x) the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is subsequently consummated (even if after such 12- month period) or (y) any Company Acquisition Proposal is consummated or (B) within 12 months following such termination, any Person commences a tender offer or exchange offer in respect of a Company Acquisition Proposal that is thereafter consummated, then the Company shall pay to Parent, upon the earlier of the execution of the definitive agreement or consummation of the transaction, the Company Termination Fee.

(d)   If the Company shall terminate this Agreement pursuant to Section 9.01(e) (Parent Change in Recommendation), or if this Agreement is terminated pursuant to Section 9.01(d)(ii) (Required Parent Vote) and at the time of such termination the Company shall have had the right to terminate this Agreement pursuant to Section 9.01(e) (Parent Change in Recommendation), then Parent shall pay to the Company, not later than two (2) Business Days following such termination, an amount in cash equal to $28,000,000 (the “Parent Termination Fee”).

(e)   If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.01(b) (Termination Date) or Section 9.01(d)(ii) (Required Parent Vote) or the Company shall terminate this Agreement pursuant to Section 9.01(i) (Parent Breach) in respect of a breach by Parent of Section 7.05 (No Solicitation by Parent) or Section 7.01 (Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings), (ii) after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known, (A) prior to the Termination Date (in the case of a termination pursuant to Section 9.01(b) (Termination Date)), (B) at or prior to the time of the Parent Stockholders Meeting (in the case of a termination pursuant to Section 9.01(d)(ii) (Required Parent Vote)) or (C) prior to such termination (in the case of a termination pursuant to Section 9.01(i) (Parent Breach) in respect of a breach by Parent of Section 7.05 (No Solicitation by Parent) or Section 7.01 (Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings)) and (iii) (A) within 12 months following such termination (x) Parent or any of the Parent Subsidiaries enters into a definitive agreement with respect to a Parent Acquisition Proposal and such Parent Acquisition Proposal is subsequently consummated (even if after such 12-month period) or (y) any Parent Acquisition Proposal is consummated or (B) within 12 months following such termination, any Person commences a tender offer or exchange offer in respect of a Parent Acquisition Proposal that is thereafter consummated, then Parent shall pay to the Company, upon the earlier of the execution of the definitive agreement or consummation of the transaction, the Parent Termination Fee.

(f)   If the Company shall terminate this Agreement pursuant to Section 9.01(g) (Company Alternative Acquisition Agreement), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee prior to or contemporaneously with, and as a condition to the effectiveness of, such termination.

(g)   If Parent shall terminate this Agreement pursuant to Section 9.01(h) (Parent Alternative Acquisition Agreement), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee prior to or contemporaneously with, and as a condition to the effectiveness of, such termination.

(h)   All payments under this Section 9.02 by (i) the Company shall be made by wire transfer of cash immediately available funds to an account designated in writing by Parent, and (ii) Parent shall be made by wire transfer of cash immediately available funds to an account designated in writing by the Company.

(i)   For purposes of Section 9.02(c) and Section 9.02(e), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.04(a), except that all references to “more than 20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 7.05(a), except that all references to “more than 20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(j)   The Company acknowledges that the agreements contained in this Section 9.02 are an integral part of the transactions contemplated hereby and are not a penalty, and that, without these agreements, Parent, Intermediate Holdco and Merger Sub would not enter into this Agreement. If the Company fails to timely pay any amounts due pursuant to this Section 9.02, the Company will also pay Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment of such overdue amount, together with interest on the unpaid amount under this Section 9.02, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime rate quoted by The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once. Each of the parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(k)   Parent acknowledges that the agreements contained in this Section 9.02 are an integral part of the transactions contemplated hereby and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement. If Parent fails to pay promptly the amounts due pursuant to this Section 9.02, Parent will also pay the Company’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment of such overdue amount, together with interest on the unpaid amount under this Section 9.02, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime rate quoted by The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee more than once. Each of the parties hereto acknowledges that the Parent Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

SECTION 9.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided that (1) after any such approval, no amendment shall be made which by Law requires further approval by such stockholders, without approval by such holders and (2) in the case of Parent, any such amendment may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 9.04. Waiver. To the extent permitted by applicable Law, the parties may (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any certificate delivered pursuant hereto, (c) waive compliance with any of the agreements of the other parties contained herein or (d) waive any of the conditions to the parties’ obligations to consummate the Merger; provided that (1) after the approval of the matters presented in connection with the Merger by the stockholders of the Company, no such extension or waiver shall be made which by Law requires further approval by such stockholders, without approval by such holders, and (2) in the case of any such extension or waiver by Parent, such extension or waiver may be effected only upon the recommendation of, or otherwise at the direction or with the approval of, the Transaction Committee. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE X

Miscellaneous

SECTION 10.01. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms contemplate performance in whole or in part after the Effective Time.

SECTION 10.02. Disclosure Letters. The inclusion of any information in the Disclosure Letters accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Letters, that such information or any similar information is required to be listed in such Disclosure Letter or that such information or any similar information is material to any party or the conduct of the business of any party. Disclosure in any section of a Disclosure Letter shall be deemed to be disclosed with respect to the section of this Agreement to which it corresponds in number, as well as any other section of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto.

SECTION 10.03. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that Parent, Intermediate Holdco and Merger Sub may assign their rights under this Agreement as collateral security for the Financing. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

SECTION 10.04. Governing Law; Jurisdiction; Specific Performance.

(a)   This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, any state or federal court within the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the courts set forth in this paragraph and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than such courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, Intermediate Holdco, Merger Sub and the Company agrees that a final judgment issued by the above named courts in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 10.07; provided, that nothing herein shall affect the right of any party to serve legal process in any other matter permitted by Law.

(b)   EACH PARTY HEREBY ON BEHALF OF ITSELF AND ITS SUBSIDIARIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.04(b).

(c)   The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.02). Any requirements for the securing or posting of any bond in connection with or as a condition to obtaining any such remedy are waived. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any person at law or in equity.

SECTION 10.05. Expenses. All fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with (i) the filing, printing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus and (ii) filing fees related to the Merger and this Agreement under the HSR Act, (b) as provided in Section 7.11, and Section 7.12 and (c) as provided in Section 9.02.

SECTION 10.06. Severability; Construction.

(a)   In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, all of the other provisions of this Agreement shall remain in full force and effect, with no effect on the validity or enforceability of such other provisions. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

(b)   The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

SECTION 10.07. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) sent by an internationally recognized overnight courier service to the party for whom it is intended or (c) sent by e-mail to the party for whom it is intended, provided that the transmission of the e-mail is promptly confirmed by non-automated reply, in each case at the address of such party listed below:

If to the Company:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107
E-mail:	bwall@gannett.com
Attention:	Barbara W. Wall,
Interim Chief Operating Officer and Chief Legal Officer

Copy to (such copy not to constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
71440 New York Avenue, N.W.
Washington, D.C. 20005
E-mail:	katherine.ashley@skadden.co
kenton.king@skadden.com
Attention:	Katherine D. Ashley, Esq.
Kenton J. King, Esq.

If to Parent, Intermediate Holdco or Merger Sub:

New Media Investment Group Inc.
1345 Avenue of the Americas, 45th Fl
New York, NY 10105
E-mail:	mreed@fortress.com
Attention:	Michael E. Reed
Chief Executive Officer

Copy to (such copy not to constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
E-mail:	dzoubek@cravath.com
Attention:	Damien Zoubek, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
222 Delaware Avenue, Suite 800
Wilmington, DE 19801
E-mail:	wchandler@wsgr.com
rgreecher@wsgr.com
Attn:	William B. Chandler III, Esq.
Ryan Greecher, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
E-mail:	mkorman@wsgr.com
dschnell@wsgr.com
Attn:	Martin W. Korman, Esq.
Douglas K. Schnell, Esq.

Any party may change its address for the purpose of this Section 10.07 by giving the other party written notice of its new address in the manner set forth above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second (2nd) Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission (by non-automated reply) if sent by email. Copies to outside counsel are for convenience only.

SECTION 10.08. Entire Agreement. This Agreement, the Confidentiality Agreement, which, for the avoidance of doubt, shall survive the Closing or any termination of this Agreement, and the exhibits and schedules hereto contain the entire understanding among the parties hereto with respect to the matters contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such matters.

SECTION 10.09. Parties in Interest; Financing Parties.

(a)   Except for (i) the rights to indemnification contemplated by Section 7.11(e) and (ii) following the Effective Time, the rights to continued indemnification and insurance pursuant to Section 6.03 (of which in each case the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries), nothing in this Agreement is intended to confer, or does confer, any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.

(b)   Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such

Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, (d) agrees that service of process upon the Company, the Company Subsidiaries or its controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 10.07, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of the Company Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, Intermediate Holdco or their respective Subsidiaries) relating to or arising out of this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, the provisions in Section 9.02(a), Section 10.03 and this Section 10.09(b), and that such provisions, as well as the definition of “Financing Parties,” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities of the Financing Parties.

SECTION 10.10. Section and Paragraph Headings; Interpretation. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. A reference in this Agreement to “$” or “dollars” is to U.S. dollars. For purposes of determining the U.S. dollar equivalent of any amounts in a foreign currency, the parties shall use the applicable foreign exchange rate as published by The Wall Street Journal on the date of this Agreement. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words imparting the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation”. The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. The term “made available” and words of similar import refer to documents which were delivered in person or electronically to the other party or its Representatives or posted to one of the data sites maintained by the disclosing party or its Representatives in connection with the transactions contemplated hereby (provided that, in the case of delivery via such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) prior to the execution of this Agreement. Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof. Each reference to a “wholly owned Subsidiary” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The phrase “the transactions contemplated hereby” or “the transactions contemplated hereby” shall, for the purposes of any representation, warranty or covenant of the Company contained in this Agreement and the definition of “Company Material Adverse Effect,” exclude any of the transactions contemplated by Section 7.11 and Section 7.12.

SECTION 10.11. Counterparts. This Agreement may be executed in counterparts (including by facsimile, “.pdf” files or other electronic transmission), each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.

SECTION 10.12. Definitions. As used in this Agreement:

“Adjusted Phantom Share Units” shall have the meaning set forth in Section 1.08(e).

“Adjusted PSU” shall have the meaning set forth in Section 1.08(c).

“Adjusted RSU” shall have the meaning set forth in Section 1.08(b)(i).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“A&R Management Agreement” shall have the meaning set forth in the Recitals hereto.

“Burdensome Condition” shall have the meaning set forth in Section 7.03(c).

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York are permitted or required to be closed.

“Cash Consideration” shall have the meaning set forth in Section 1.07(a)(i).

“Certificate” shall have the meaning set forth in Section 1.07(a)(ii).

“Certificate of Merger” shall have the meaning set forth in Section 1.03.

“Closing” shall have the meaning set forth in Section 1.02.

“Closing Date” shall have the meaning set forth in Section 1.02.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall have the meaning set forth in Section 4.23(a).

“Committee Recommendation” shall have the meaning set forth in Section 4.02(b).

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.04(a).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.04(c).

“Company Benefit Plans” shall mean each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs or arrangements, including any stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change of-control, salary continuation, bonus, incentive, deferred compensation, employee loan, fringe benefit, retirement, pension, post-retirement medical or dental or profit sharing benefit plan, agreement, program, policy, commitment, fund or other arrangement of any kind (whether written or oral, tax qualified or non-tax qualified, funded or unfunded, U.S. or non-U.S., active, frozen or terminated), whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be maintained or contributed to by the Company or the Company Subsidiaries for the benefit of current or former directors, officers or employees of, or consultants to, the Company or the Company Subsidiaries, or under which the Company or any of the Company Subsidiaries has any current or potential liability (but, in each case, other than any of the foregoing that is required to be maintained by a Governmental Entity and any Multiemployer Plan).

“Company Cancelled Shares” shall have the meaning set forth in Section 1.07(a)(iii).

“Company Change in Recommendation” shall have the meaning set forth in Section 7.04(c).

“Company Collective Bargaining Agreement” shall mean any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of the Company Subsidiaries and any labor organization or other authorized employee representative representing current or former employees of the Company or any of the Company Subsidiaries.

“Company Common Stock” shall have the meaning set forth in Section 1.07(a)(i).

“Company Credit Agreement” shall mean the Credit Agreement, dated as of June 29, 2015, among the Company, the several lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and any one or more facilities entered into in replacement thereof prior to the Closing in accordance with this Agreement.

“Company Disclosure Letter” shall mean the disclosure schedule delivered by the Company on the date of this Agreement.

“Company DRIP” means the Company’s dividend reinvestment plan.

“Company Equity Awards” shall mean Company Stock Options, Company Performance Share Unit Awards, Company Restricted Stock Unit Awards, Company Restricted Stock Awards and Company Phantom Share Units.

“Company Excluded Shares” shall have the meaning set forth in Section 1.07(a)(iii).

“Company Information Systems” shall mean the software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment of or otherwise used by the Company or any of the Company Subsidiaries.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any of the Company Subsidiaries.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Company Acquisition Proposal and that was, at the time the Board of Directors of the Company initially resolved to make the Company Recommendation, unknown to or by, and not reasonably foreseeable (including through reasonable investigation) by, the Board of Directors of the Company, which event, fact, circumstance, development or occurrence becomes known to or by the Board of Directors of the Company prior to obtaining the Required Company Vote; provided that in no event shall any of the following events, facts, circumstances, developments or occurrences constitute a Company Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event) or (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Company Intervening Event).

“Company Leased Property” shall have the meaning set forth in Section 3.14(a).

“Company Leases” shall have the meaning set forth in Section 3.14(a).

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions or general securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses or segments thereof, in which the Company and the Company Subsidiaries operate, (iii) any change in applicable Law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the execution or announcement of this Agreement, including the impact thereof on the relationships of the Company and the Company Subsidiaries with customers, suppliers, distributors, partners or employees (provided that this clause (iv) will not be deemed to apply to references to Company Material Adverse Effect in any of the representations and warranties set forth in Section 3.06, and, to the extent related to

Section 3.06, the condition set forth in Section 8.02(a)), (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (ix) any stockholder litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation) or (x) the taking of any action at the written request of Parent, except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and the Company Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses or segments thereof, in which the Company and the Company Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 3.16(a).

“Company Owned Property” shall have the meaning set forth in Section 3.14(a).

“Company Payoff Letter” shall have the meaning set forth in Section 7.12(a).

“Company Phantom Share Unit” shall have the meaning set forth in Section 1.08(e).

“Company Performance Share Unit Award” shall have the meaning set forth in Section 1.08(c).

“Company Performance Unit” shall have the meaning set forth in Section 6.02(e).

“Company Preferred Stock” shall have the meaning set forth in Section 3.03(a)(i).

“Company Property” shall have the meaning set forth in Section 3.14(a).

“Company Recommendation” shall have the meaning set forth in Section 3.02(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.13(a).

“Company Restricted Stock Award” shall have the meaning set forth in Section 1.08(d).

“Company Restricted Stock Unit Award” shall have the meaning set forth in Section 1.08(b)(i).

“Company SEC Reports” shall have the meaning set forth in Section 3.07(a).

“Company Stock Option” shall have the meaning set forth in Section 1.08(a).

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.02(b).

“Company Subsidiaries” shall have the meaning set forth in Section 3.04(a).

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.04(b).

“Company Superior Proposal” shall have the meaning set forth in Section 7.04(b).

“Company Termination Fee” shall have the meaning set forth in Section 9.02(b).

“Company Transaction Litigation” shall have the meaning set forth in Section 7.06(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.02.

“Continuing Employee” shall have the meaning set forth in Section 6.02(a).

“Contract” shall mean any written or oral contract, agreement, lease, license, understanding or other agreement or commitment (including any amendment or other modification thereto), other than any Company Benefit Plan or any Parent Benefit Plan.

“Convertible Notes” shall mean the 4.75% convertible senior notes of the Company due 2024.

“Convertible Notes Indenture” shall mean the Indenture, dated as of April 9, 2018, between the Company and U.S. Bank National Association, as trustee.

“Designated Representatives” shall have the meaning set forth in Section 6.01(d).

“DGCL” shall have the meaning set forth in the Recitals hereto.

“Disclosure Letters” shall mean the Parent Disclosure Letter and the Company Disclosure Letter, collectively.

“Dissenting Shares” shall have the meaning set forth in Section 1.07(b).

“DOJ” shall have the meaning set forth in Section 7.03(b).

“Effective Time” shall have the meaning set forth in Section 1.03.

“Environmental Laws” shall mean means any Law relating to pollution, the protection or restoration of the environment or natural resources, or the protection of endangered or threatened species or, as it relates to exposure to hazardous or toxic materials, human health and safety.

“Equity Award Exchange Ratio” shall have the meaning set forth in Section 1.08(b)(i).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall have the meaning set forth in Section 3.05.

“Exchange Agent” shall have the meaning set forth in Section 2.01.

“Exchange Fund” shall have the meaning set forth in Section 2.01.

“Exchange Ratio” shall have the meaning set forth in Section 1.07(a)(i).

“FIG LLC” shall have the meaning set forth in the Recitals hereto.

“Financing” shall have the meaning set forth in Section 4.23(a).

“Financing Agreements” shall have the meaning set forth in Section 7.11(a).

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties”.

“Financing Parties” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Financing under the Commitment Letter, in connection with the Merger, including the parties to the Commitment Letter and any joinder agreements or credit agreements relating thereto (the “Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ Representatives, stockholders, limited partners or members and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“Fortress Stockholders” shall have the meaning assigned to it in the Amended and Restated Certificate of Incorporation of Parent in effect as of the date of this Agreement.

“FTC” shall have the meaning set forth in Section 7.03(b).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, or any subdivision, department, bureau, branch, agency, commission, court, tribunal, judicial body or instrumentality thereof.

“Hazardous Material” shall mean any petroleum or petroleum products, radioactive materials or wastes, asbestos, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance or waste that is regulated due to its deleterious effects, or for which liability is imposed, under any Environmental Law.

“HSR Act” shall have the meaning set forth in Section 3.05.

“Indebtedness” shall mean, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)   in respect of borrowed money;

(2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (to the extent drawn) (or reimbursement agreements in respect thereof);

(3)   representing capital lease obligations; or

(4)   representing the deferred and unpaid purchase price of any property or services due more than one year after such property is acquired or such services are completed;

if and to the extent any of the preceding items (other than letters of credit) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness.

“Indemnified Person” shall have the meaning set forth in Section 6.03(a).

“Intellectual Property” shall mean rights in the following: (i) all registered or common law trademarks, trademark rights, business identifiers, service marks, service mark rights, trade dress, trade names, brand names and all pending applications for and registrations of any of the foregoing; (ii) all registered or common law copyrights and all other rights associated therewith, including the underlying works of authorship and all pending applications for and registrations of any of the foregoing; (iii) all issued and pending Patents and all proprietary rights associated therewith; (iv) all websites, domain names, social media handles and other source identifiers, and any applications of any of the foregoing, including any and all goodwill associated therewith; (v) all inventions, know how, trade secrets, discoveries, improvements, designs, processes and other proprietary or confidential information; and (vi) all computer source codes and object code versions thereof, data, databases, programs and other software (including all machine readable code, documentation and related property and information) and shop and royalty rights, and all other proprietary intellectual property rights recognized under applicable Law.

“Intentional Breach” shall mean, with respect to any agreement or covenant, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a breach of such agreement or covenant.

“Intermediate Holdco” shall have the meaning set forth in the Preamble hereto.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.08.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the individuals listed on Section 10.12(a) of the Company Disclosure Letter, or (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 10.12(a) of the Parent Disclosure Letter.

“Law” shall mean any federal, state, local or foreign law, statute, code, constitution, principle of common law, ordinance, rule, regulation, judgment, decree, injunction, ruling, order or other requirement of any Governmental Entity.

“Legal Restraint” shall have the meaning set forth in Section 8.01(c).

“Letter of Transmittal” shall have the meaning set forth in Section 2.02(a).

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, hypothecation, limitation or restriction.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.07(a)(i).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 3.17(e).

“NYSE” shall mean the New York Stock Exchange.

“Ordinary Course of Business” shall mean, with respect to any Person, the ordinary course of business of such Person.

“Organizational Documents” shall mean (i) with respect to the Company, the certificate of incorporation of the Company and the by-laws of the Company, (ii) with respect to Parent, the certificate of incorporation of Parent and the by-laws of Parent and (iii) with respect to any other Person that is an entity, such Person’s certificate of incorporation, articles of incorporation, by-laws, certificate of formation, articles of organization, operating agreement, company agreement, partnership agreement or other similar constitutional documents, as applicable.

“Original A&R Management Agreement” shall mean the Amended and Restated Management and Advisory Agreement, dated as of March 6, 2015, by and between Parent and FIG LLC.

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 7.05(a).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.05(c).

“Parent Benefit Plan” shall mean each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs or arrangements, including any stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, salary continuation, bonus, incentive, deferred compensation, employee loan, fringe benefit, retirement, pension, post-retirement medical or dental or profit sharing benefit plan, agreement, program, policy, commitment, fund or other arrangement of any kind (whether written or oral, tax qualified or non-tax qualified, funded or unfunded, U.S. or non-U.S., active, frozen or terminated), whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be maintained or contributed to by Parent or the Parent Subsidiaries for the benefit of current or former directors, officers or employees of, or consultants to, Parent or the Parent Subsidiaries or under which Parent or any of the Parent Subsidiaries has any current or potential liability (but, in each case, other than any of the foregoing that is required to be maintained by a Governmental Entity and any Multiemployer Plan).

“Parent Change in Recommendation” shall have the meaning set forth in Section 7.05(c).

“Parent Closing Price” shall have the meaning set forth in Section 2.05.

“Parent Collective Bargaining Agreement” shall mean any written or oral agreement, memorandum of understanding or other contractual obligation between Parent or any of Parent Subsidiaries and any labor organization or other authorized employee representative representing current or former employees of Parent or any of the Parent Subsidiaries.

“Parent Common Stock” shall have the meaning set forth in Section 1.07(a)(i).

“Parent Credit Agreement” shall mean the Credit Agreement, dated as of June 4, 2014 among New Media Holdings I LLC, New Media Holdings II LLC, the several banks and other financial institutions or entities from time to time parties to thereto, and Citizens Bank of Pennsylvania, as administrative agent, and the amendments related thereto.

“Parent Disclosure Letter” shall mean the disclosure schedule delivered by Parent, Intermediate Holdco and Merger Sub on the date of this Agreement.

“Parent Equity Awards” shall mean Parent Stock Options, Parent Restricted Stock Awards and Parent Restricted Stock Unit Awards.

“Parent Information Systems” shall mean the software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment of or otherwise used by Parent or any of the Parent Subsidiaries.

“Parent Intellectual Property” shall mean all Intellectual Property owned, used or held for use by Parent or any of the Company Subsidiaries.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Parent Acquisition Proposal and that was, at the time the Board of Directors of Parent and the Transaction Committee initially resolved to make the Parent Recommendation and the Committee Recommendation, respectively, unknown to or by, and not reasonably foreseeable (including through reasonable investigation) by, the Board of Directors of Parent or the Transaction Company, which event, fact, circumstance, development or occurrence becomes known to or by the Board of Directors of Parent or the Transaction Committee prior to obtaining the Required Parent Vote; provided that in no event shall any of the following events, facts, circumstances, developments or occurrences constitute a Parent Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event) or (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Parent Intervening Event).

“Parent Leased Property” shall have the meaning set forth in Section 4.14(a).

“Parent Leases” shall have the meaning set forth in Section 4.14(a).

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions or general securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Parent and the Parent Subsidiaries operate, (iii) any change in applicable Law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the announcement or execution of this Agreement, including the impact thereof on the relationships of Parent and the Parent Subsidiaries with customers, suppliers, distributors, partners or employees (provided that this clause (iv) will not be deemed to apply to references to Parent Material Adverse Effect in any of the representations and warranties set forth in Section 4.06, and, to the extent related to Section 4.06, the condition set forth in Section 8.03(a)), (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), (ix) any stockholder litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation) or (x) the taking of any action at the written request of the Company, except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and the Parent Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses, or segments thereof, in which Parent and the Parent Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” shall have the meaning set forth in Section 4.16(a).

“Parent Owned Property” shall have the meaning set forth in Section 4.14(a).

“Parent Preferred Stock” shall have the meaning set forth in Section 4.03(a)(i).

“Parent Property” shall have the meaning set forth in Section 4.14(a).

“Parent Recommendation” shall have the meaning set forth in Section 4.02(c).

“Parent Registered Intellectual Property” shall have the meaning set forth in Section 4.13(a).

“Parent Restricted Stock Award” shall mean each restricted stock award with respect to shares of Parent Common Stock.

“Parent Restricted Stock Unit Award” shall mean each restricted stock unit award with respect to a share of Parent Common Stock.

“Parent SEC Reports” shall have the meaning set forth in Section 4.07(a).

“Parent Stock Option” shall mean each option to acquire a share of Parent Common Stock.

“Parent Stockholders Meeting” shall have the meaning set forth in Section 4.02(c).

“Parent Subsidiaries” shall have the meaning set forth in Section 4.04(a).

“Parent Subsidiary Securities” shall have the meaning set forth in Section 4.04(b).

“Parent Superior Proposal” shall have the meaning set forth in Section 7.05(b).

“Parent Termination Fee” shall have the meaning set forth in Section 9.02(d).

“Parent Transaction Litigation” shall have the meaning set forth in Section 7.06(b).

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“Permits” means registrations, franchises, grants, applications, licenses, requests for exemptions, permits, certifications, approvals, consents and other regulatory authorizations issued or granted by a Governmental Entity.

“Permitted Liens” shall mean any (a) Liens for Taxes and other governmental charges and assessments not yet due and payable or Liens for Taxes and other governmental charges and assessments being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Liens securing Indebtedness or liabilities that are disclosed in the Company SEC Reports or Parent SEC Reports, as applicable, (c) inchoate mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company, any Company Subsidiary, Parent or any Parent Subsidiary, (d) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that would not reasonably be expected to materially interfere with the ordinary operation of the real property subject thereto as currently conducted, and that are otherwise customary for the applicable property type and locality, (e) Liens that have been placed by any developer, owner, landlord or other third party either on any leased real property or on property over which any of the Company, any Company Subsidiary, Parent or any Parent Subsidiary has easement rights, or any subordination or similar agreements relating thereto, (f) grants in the ordinary course of business of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not, in each case, otherwise contain or constitute a mortgage, Lien, pledge, charge, security interest, encumbrance, or limitation on transfer, (g) transfer restrictions on any securities imposed by applicable Law, (h) purchase money liens and Liens securing rental payments under capital lease arrangements included in the Company SEC Reports or Parent SEC Reports, as applicable, (i) Liens which are set forth in any Permits or (j) other Liens that do not adversely impact in any material respect the current use of the applicable assets or property.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).

“Personal Data” shall mean any piece of information considered personally identifiable information or personal data under applicable Laws.

“Privacy Laws” shall mean each applicable Law relating to the protection and/or Processing of Personal Data.

“Proceeding” shall mean any claim, demand, action, suit, proceeding, subpoena or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union or other labor organization.

“Processing” shall mean, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

“Registration Statement” shall have the meaning set forth in Section 7.01(a).

“Regulatory Law” shall have the meaning set forth in Section 7.03(b).

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Required Company Vote” shall have the meaning set forth in Section 3.02(a).

“Required Parent Vote” shall have the meaning set forth in Section 4.02(a).

“Sarbanes-Oxley” shall have the meaning set forth in Section 3.07(d).

“SEC” shall mean the United States Securities and Exchange Commission.

“Secretary of State” shall have the meaning set forth in Section 1.03.

“Securities Act” shall have the meaning set forth in Section 3.05.

“Share Issuance” shall have the meaning set forth in Section 7.01(a).

“Solvent” when used with respect to any person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such person and its subsidiaries, on a consolidated basis, will, as of such date, exceed (1) the value of all “liabilities of such person and its subsidiaries, on a consolidated basis, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person and its Subsidiaries, on a consolidated basis, as of such date, on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person and its subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (C) such person and its subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that such person and its subsidiaries, on a consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

“Stock Consideration” shall have the meaning set forth in Section 1.07(a)(i).

“Subsidiary” shall mean, when used with respect to any Person, (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which a majority of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For this purpose, “control” (including, with its correlative meaning, “controlled by”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Substitute Financing” shall have the meaning set forth in Section 7.11(b).

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Takeover Law” shall mean any fair price, moratorium, control share acquisition or other similar state or federal Law designed to prevent certain takeovers, including Section 203 of the DGCL.

“Tax” or “Taxes” shall mean all taxes or similar duties, fees or charges or assessments thereof imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount, whether disputed or not.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information or document filed or required to be filed with a Governmental Entity in connection with Taxes, including any elections, notifications, declarations, schedules or attachments thereto, and any amendments to any of the foregoing.

“Termination Date” shall have the meaning set forth in Section 9.01(b).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Trading Day” shall mean with respect to Parent Common Stock, a day on which shares of Parent Common Stock are traded on the NYSE.

“Transaction Committee” shall have the meaning set forth in the Recitals hereto.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Uncertificated Company Stock” shall have the meaning set forth in Section 1.07(a)(ii).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

NEW MEDIA INVESTMENT GROUP INC.

by	/s/ Michael E. Reed
Name:	Michael E. Reed
Title:	Chief Executive Officer

GANNETT CO., INC.

by	/s/ Barbara W. Wall
Name:	Barbara W. Wall
Title:	Interim Chief Operating Officer & Chief Legal Officer

ARCTIC HOLDINGS LLC

by	/s/ Kirk A. Davis
Name:	Kirk A. Davis
Title:	Chief Executive Officer

ARCTIC ACQUISITION CORP.

by	/s/ Kirk A. Davis
Name:	Kirk A. Davis
Title:	President, Chief Executive Officer and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A – Amended and Restated Management and Advisory Agreement

AMENDED AND RESTATED

MANAGEMENT AND ADVISORY AGREEMENT

dated August 5, 2019

between

NEW MEDIA INVESTMENT GROUP INC.

and

FIG LLC

AMENDED AND RESTATED MANAGEMENT AND ADVISORY AGREEMENT

THIS AMENDED AND RESTATED MANAGEMENT AND ADVISORY AGREEMENT, is made on August 5, 2019 (the “Agreement”), and shall be effective from and after the Effective Time (as defined below), by and among NEW MEDIA INVESTMENT GROUP INC., a Delaware corporation (the “Company”), and FIG LLC, a Delaware limited liability company (together with its permitted assignees, the “Manager”). This Agreement amends and restates, in its entirety, the Amended and Restated Management and Advisory Agreement, dated as of March 6, 2015 (the “Original A&R Management Agreement”), by and among the Company and the Manager.

W I T N E S S E T H:

WHEREAS, the Company is externally managed by the Manager pursuant to that certain Original A&R Management Agreement;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) established a special transaction committee thereof consisting only of independent and disinterested directors (the “Transaction Committee”) to, among other things, consider, review, evaluate and negotiate a potential merger (the “Merger”) of a newly formed Subsidiary of the Company with Gannett Co., Inc., a Delaware corporation (“Gannett”) ;

WHEREAS, in connection with the Merger, and as an inducement to the willingness of Gannett to consummate the Merger, Gannett has sought to amend the Original A&R Management Agreement in order to, among other things, internalize the Company’s management function;

WHEREAS, the Transaction Committee has unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company consummate the Merger in accordance with that certain Agreement and Plan of Merger, dated as of the date hereof, by and among the Company, Gannett and the other parties named therein (the “Merger Agreement”) and to internalize the Company’s management function in accordance with the terms of this Agreement;

WHEREAS, the Transaction Committee has adopted resolutions recommending that the Board of Directors approve and declare the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the entry into this Agreement, and that the stockholders of the Company approve the transactions contemplated by the Merger Agreement; and

WHEREAS, the Board of Directors, upon the unanimous recommendation of the Transaction Committee, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the entry into this Agreement, (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the entry into this Agreement, (iii) adopted resolutions recommending that the stockholders of the Company approve the transactions contemplated by the Merger Agreement, and (iv) directed that the transactions contemplated by the Merger Agreement be submitted to the stockholders of the Company for approval.

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL AGREEMENTS HEREIN SET FORTH, THE PARTIES HERETO AGREE AS FOLLOWS:

SECTION 1.   DEFINITIONS.

The following terms have the meanings assigned them:

(a)   “Acceleration Event” means immediately prior to the consummation of a change of control or other similar transaction or event (including a sale of all or substantially all of the assets) involving the Company, or any voluntary or involuntary filing for bankruptcy, insolvency, receivership or any similar proceeding by the Company. The transactions contemplated by the Merger Agreement will not give rise to an Acceleration Event.

(b)   “Adjusted Net Income” means net income (computed in accordance with GAAP) plus depreciation and amortization, and after adjustments for (i) unconsolidated partnerships, joint ventures and permanent cash tax savings and (ii) Other Non-Routine Items. Adjusted Net Income will be computed on an unconsolidated basis. The computation of Adjusted Net Income may be adjusted at the direction of the Independent Directors upon reasonable request by the Manager based on changes in, or certain applications of, GAAP.

(c)   “Agreement” has the meaning set forth in the recitals hereto.

(d)   “Board of Directors” has the meaning set forth in the recitals hereto.

(e)   “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

(f)   “Code” means the Internal Revenue Code of 1986, as amended.

(g)   “Common Share” means a share of capital stock of the Company now or hereafter authorized as common voting stock of the Company.

(h)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(i)   “Governing Instruments” means, with regard to any entity, the articles of incorporation and bylaws in the case of a corporation, certificate of limited partnership (if applicable) and the partnership agreement in the case of a general or limited partnership, the articles of formation and the operating agreement in the case of a limited liability company, or, in each case, comparable governing documents.

(j)   “Independent Directors” means the members of the Board of Directors who are not officers or employees of the Manager.

(k)   “Investment Company Act” means the Investment Company Act of 1940, as amended.

(l)   “Investments” means the investments of the Company.

(m)   “Listing” means February 14, 2014, representing the commencement date of regular-way trading of Common Shares on a major U.S. national securities exchange.

(n)   “Other Non-Routine Items” means (i) (A) write-offs of unamortized deferred financing fees, or additional costs, make-whole payments, penalties or premiums incurred as the result of early repayment of debt, (B) changes in the fair value of contingent consideration and financial instruments, (C) preferred stock redemption charges, (D) gains or losses related to litigation, claims, and other contingencies, (E) losses on early extinguishment of debt, (F) charges or income related to changes in income tax valuation allowances, tax litigation or settlements, (G) impairments or reversals of impairments, and (H) integration expenses related to acquisitions, and (ii) other adjustments approved by the Independent Directors upon reasonable request by the Manager from time to time.

(o)   “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(p)   “Subsidiary” means any subsidiary of the Company and any partnership, the general partner of which is the Company or any subsidiary of the Company and any limited liability company, the managing member of which is the Company or any subsidiary of the Company.

SECTION 2.   APPOINTMENT AND DUTIES OF THE MANAGER.

(a)   The Company hereby appoints the Manager to manage the assets of the Company subject to the further terms and conditions set forth in this Agreement, and the Manager hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein. The appointment of the Manager shall be exclusive to the Manager except as contemplated in Section 14 of this Agreement.

(b)   The Manager, in its capacity as manager of the assets and the day-to-day operations of the Company, at all times will be subject to the supervision of the Company’s Board of Directors and will have only such functions and authority as the Company may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Manager hereby. Except as otherwise set forth herein (including Section 3(d)), the Manager will be responsible for the day-to-day operations of the Company and will perform (or cause to be performed) such services and activities relating to the assets and operations of the Company as may be appropriate, including, without limitation:

(i)   serving as the Company’s consultant with respect to the periodic review of the investment criteria and parameters for Investments, borrowings and operations;

(ii)   investigation, analysis, valuation and selection of investment opportunities;

(iii)   with respect to prospective Investments by the Company and dispositions of Investments, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;

(iv)   engaging and supervising, on behalf of the Company and at the Company’s expense, independent contractors that provide services relating to the Investments, including, but not limited to, investment banking, legal advisory, tax advisory, accounting advisory, securities brokerage, real estate advisory and brokerage, and other financial and consulting services as the Manager determines from time to time is advisable;

(v)   negotiating on behalf of the Company for the sale, exchange or other disposition of any Investments;

(vi)   coordinating and managing operations of any joint venture or co-investment interests held by the Company and conducting all matters with the joint venture or co-investment partners;

(vii)   providing executive and administrative personnel, office space and office services required in rendering services to the Company;

(viii)   administering the day-to-day operations of the Company and performing and supervising the performance of such other administrative functions necessary in the management of the Company as may be agreed upon by the Manager and the Board of Directors, including, without limitation, the collection of revenues and the payment of the Company’s debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(ix)   communicating on behalf of the Company with the holders of any equity or debt securities of the Company as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(x)   counseling the Company in connection with policy decisions to be made by the Board of Directors;

(xi)   evaluating and recommending to the Board of Directors modifications to the hedging strategies in effect on the Effective Time and engaging in hedging activities on behalf of the Company;

(xii)   counseling the Company regarding the maintenance of its exemption from the Investment Company Act and monitoring compliance with the requirements for maintaining an exemption from the Investment Company Act;

(xiii)   assisting the Company in developing criteria that are specifically tailored to the Company’s investment objectives and making available to the Company its knowledge and experience with respect to its target assets;

(xiv)   representing and making recommendations to the Company in connection with the purchase and finance, and commitment to purchase and finance, of its target assets, and in connection with the sale and commitment to sell such assets;

(xv)   monitoring the operating performance of the Investments and providing periodic reports with respect thereto to the Board of Directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;

(xvi)   investing and re-investing any moneys and securities of the Company (including investing in short-term Investments pending investment in Investments, payment of fees, costs and expenses, or payments of dividends or distributions to stockholders and partners of the Company) and advising the Company as to its capital structure and capital raising;

(xvii)   causing the Company to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and to conduct quarterly compliance reviews with respect thereto;

(xviii)   causing the Company to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xix)   assisting the Company in complying with all regulatory requirements applicable to the Company in respect of its business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;

(xx)   taking all necessary actions to enable the Company to make required tax filings and reports, including soliciting stockholders for required information to the extent provided by the provisions of the Code;

(xxi)   handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the Company may be involved or to which the Company may be subject arising out of the Company’s day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by the Board of Directors;

(xxii)   using commercially reasonable efforts to cause expenses incurred by or on behalf of the Company to be reasonable or customary and within any budgeted parameters or expense guidelines set by the Board of Directors from time to time;

(xxiii)   performing such other services as may be required from time to time for management and other activities relating to the assets of the Company as the Board of Directors shall reasonably request or the Manager shall deem appropriate under the particular circumstances; and

(xxiv)   using commercially reasonable efforts to cause the Company to comply with all applicable laws.

Without limiting the foregoing, the Manager will perform portfolio management services (the “Portfolio Management Services”) on behalf of the Company with respect to the Investments. Such services will include, but not be limited to, consulting with the Company on the purchase and sale of, and other investment opportunities in connection with, the Company’s portfolio of assets; the collection of information and the submission of reports pertaining to the Company’s assets, general economic conditions; periodic review and evaluation of the performance of the Company’s portfolio of assets; acting as liaison between the Company and banking, investment banking and other parties with respect to the purchase, financing and disposition of assets; and other customary functions related to portfolio management. Additionally, the Manager will perform monitoring services (the “Monitoring Services”) on behalf of the Company with respect to any services provided by third parties, which the Manager determines are material to the performance of the business.

(c)   The Manager may enter into agreements with other parties, including its affiliates (subject to Section 2(d) below), for the purpose of engaging one or more asset managers for and on behalf, and at the sole cost and expense, of the Company to provide operations management, asset management, personnel management, development and/or similar services to the Company (including, without limitation, Portfolio Management Services and Monitoring Services) with respect to the Investments, pursuant to management agreement(s) with terms that are then customary for agreements regarding the management or servicing of assets similar in type, quality and value to the assets of the Company; provided that any such agreements shall be subject to the Company’s prior written approval and the Manager shall remain liable for the performance of such Portfolio Management Services.

(d)   Transactions between the Manager and any affiliate (including, but not limited to, any amendments to this Agreement or any issuance by the Company of equity to existing stockholders as of the Effective Time that would change the relative equity ownership percentages among such existing stockholders) must be approved in advance by the majority of the Independent Directors and be determined by such Independent Directors to be in the best interests of the Company. If any affiliate transaction involving the acquisition of an asset from the Manager or an affiliate of the Manager is not approved in advance by a majority of the Independent Directors, then the Manager may be required to repurchase the asset at the purchase price (plus closing costs) to the Company.

(e)   The Manager may retain, for and on behalf, and at the sole cost and expense, of the Company, such services of accountants, legal counsel, appraisers, insurers, brokers, transfer agents, registrars, developers, investment banks, financial advisors, banks and other lenders and others as the Manager deems necessary or advisable in connection with the management and operations of the Company. Notwithstanding anything contained herein to the contrary, the Manager shall have the right to cause any such services to be rendered by its employees or affiliates, provided that Manager has consulted with the Company and reasonably determined in good faith that such services cannot be provided by the Company’s existing internal resources. The Company shall pay or reimburse the Manager or its affiliates performing such services for the cost thereof; provided, that such costs and reimbursements are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

(f)   As frequently as the Manager may deem necessary or advisable, or at the direction of the Board of Directors, the Manager shall, at the sole cost and expense of the Company, prepare, or cause to be prepared, with respect to any Investment (i) reports and information on the Company’s operations and asset performance and (ii) other information reasonably requested by the Company.

(g)   The Manager shall prepare, or cause to be prepared, at the sole cost and expense of the Company, all reports, financial or otherwise, with respect to the Company reasonably required by the Board of Directors in order for the Company to comply with its Governing Instruments or any other materials required to be filed with any governmental body or agency, and shall prepare, or cause to be prepared, all materials and data necessary to complete such reports and other materials including, without limitation, an annual audit of the Company’s books of account by a nationally recognized independent accounting firm.

(h)   The Manager shall prepare regular reports for the Board of Directors to enable the Board of Directors to review the Company’s acquisitions, portfolio composition and characteristics, performance and compliance with policies approved by the Board of Directors.

(i)   Notwithstanding anything contained in this Agreement to the contrary, except to the extent that the payment of additional monies is proven by the Company to have been required as a direct result of the Manager’s acts or omissions that result in the right of the Company to terminate this Agreement pursuant to Section 15 of this Agreement, the Manager shall not be required to expend money in excess of that contained in any applicable Company Account (as herein defined) or otherwise made available by the Company to be expended by the Manager hereunder.

(j)   In performing its duties under this Section 2, the Manager shall be entitled to rely reasonably on qualified experts hired by the Manager.

SECTION 3.   DEVOTION OF TIME; ADDITIONAL ACTIVITIES.

(a)   The Manager will be responsible for the compensation and benefits of the Chief Executive Officer and Chief Financial Officer of the Company during the Term (as defined below) (excluding, for the avoidance of doubt, any compensation or benefits granted by any Person other than the Manager prior to the Effective Time). During the Term, (i) any increase to the compensation and benefits of the Chief Executive Officer or Chief Financial Officer of the Company in effect as of the Effective Time shall either be approved by the Manager in its sole and absolute discretion or be paid for by the Company; (ii) the Chief Executive Officer of the Company will be a person acceptable to the Board of Directors in its good faith and reasonable discretion in light of its fiduciary duties under applicable law, it being understood that Michael Reed is deemed acceptable; (iii) the Company agrees that the Chief Executive Officer provided by the Manager under this Agreement will be nominated to the Board of Directors along with and on the same basis as the other Board of Director nominees (subject to the reasonable and good faith consent of the Board of Directors in light of its fiduciary duties under applicable law, it being understood that Michael Reed is deemed consented to hereunder); and (iv) the Chief Executive Officer will be an employee of the Manager. After the Term, the Manager will, if the Board of Directors requests, take all action reasonably necessary to permit the Chief Executive Officer of the Company to become an employee of the Company.

(b)   Nothing herein shall prevent the Manager or any of its affiliates or any of the officers and employees of any of the foregoing from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in, or advisory service to others investing in, any type of media or media related investment, including investments that meet the principal investment objectives of the Company.

(c)   Managers, members, partners, officers, employees and agents of the Manager or affiliates of the Manager may serve as directors, officers, employees, agents, nominees or signatories for the Company or any Subsidiary, to the extent permitted by their Governing Instruments, as from time to time amended, or by any resolutions duly adopted by the Board of Directors pursuant to the Company’s Governing Instruments. When executing documents or otherwise acting in such capacities for the Company, such persons shall use their respective titles in the Company.

(d)   Notwithstanding anything to the contrary herein, other than the Chief Executive Officer and the Chief Financial Officer of the Company during the Term, all other senior executives of the Company shall be excluded from the scope of this Agreement and the services provided by the Manager hereunder, and such positions as they become available shall be filled solely with the approval of the Board of Directors and not at the discretion of the Manager. All compensation and benefits of such senior executives (other than the Chief Executive Officer and the Chief Financial Officer) shall be an expense of the Company or one of its Subsidiaries and shall be determined by the Board of Directors (or a duly constituted compensation committee thereof), and such compensation upon determination and award shall be notified to the Manager in writing.

SECTION 4.   AGENCY.

The Manager shall act as agent of the Company in making, acquiring, financing and disposing of Investments, disbursing and collecting the Company’s funds, paying the debts and fulfilling the obligations of the Company, supervising the performance of professionals engaged by or on behalf of the Company and handling, prosecuting and settling any claims of or against the Company, the Board of Directors, holders of the Company’s securities or the Company’s representatives or properties.

SECTION 5.   BANK ACCOUNTS.

At the direction of the Board of Directors, the Manager may establish and maintain one or more bank accounts in the name of the Company or any Subsidiary (any such account, a “Company Account”), and may collect and deposit funds into any such Company Account or Company Accounts, and disburse funds from any such Company Account or Company Accounts, under such terms and conditions as the Board of Directors may approve; and the Manager shall from time to time render appropriate accountings of such collections and payments to the Board of Directors and, upon request, to the auditors of the Company or any Subsidiary.

SECTION 6.   RECORDS; CONFIDENTIALITY.

The Manager shall maintain appropriate books of accounts and records relating to services performed under this Agreement, and such books of account and records shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours upon 10 Business Days advance written notice. The Manager shall keep confidential any and all information obtained in connection with the services rendered under this Agreement and shall not disclose any such information to nonaffiliated third parties except with the prior written consent of the Board of Directors.

SECTION 7.   OBLIGATIONS OF MANAGER; RESTRICTIONS.

(a)   The Manager shall require each seller or transferor of Investment assets to the Company to make such representations and warranties regarding such assets as may, in the judgment of the Manager, be necessary and appropriate. In addition, the Manager shall take such other action as it deems necessary or appropriate with regard to the protection of the Investments.

(b)   The Manager shall refrain from any action that, in its sole judgment made in good faith, would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Company or any Subsidiary or that would otherwise not be permitted by such entity’s Governing Instruments. If the Manager is ordered to take any such action by the Board of Directors, the Manager shall promptly notify the Board of Directors of the Manager’s judgment that such action would adversely affect such status or violate any such law, rule or regulation or the Governing Instruments. Notwithstanding the foregoing, the Manager, its directors, officers, stockholders and employees shall not be liable to the Company or any Subsidiary, the Board of Directors, or the Company’s or any Subsidiary’s stockholders or partners for any act or omission by the Manager, its directors, officers, stockholders or employees except as provided in Section 11 of this Agreement.

(c)   The Manager shall not (i) consummate any transaction that would involve the acquisition by the Company of property in which the Manager or any affiliate thereof has an ownership interest or the sale by the Company of property to the Manager or any affiliate thereof, or (ii) under circumstances where the Manager is subject to an actual or potential conflict of interest because it manages both the Company and another Person (not an affiliate of the Company) with which the Company has a contractual relationship, take any action constituting the granting to such Person of a waiver, forbearance or other relief, or the enforcement against such Person of remedies, under or with respect to the applicable contract, unless such transaction or action, as the case may be and in each case, is approved by a majority of the Independent Directors.

(d)   The Manager shall at all times during the Term maintain a tangible net worth equal to or greater than $1,000,000. Additionally, during such period the Manager shall maintain “errors and omissions” insurance coverage and other insurance coverage that is customarily carried by asset and investment managers performing functions similar to those of the Manager under this Agreement with respect to assets similar to the assets of the Company, in an amount that is comparable to that customarily maintained by other managers or servicers of similar assets.

SECTION 8.   COMPENSATION.

(a)   During the Term, the Manager will receive an annual management fee (the “Management Fee”) equal to 1.50% of the Total Equity. The Management Fee shall be calculated and paid monthly in arrears based upon the weighted daily average of the Total Equity of the Company for such month. The term “Total Equity” for any period means the sum of (i) the equity value as of the Listing, plus (ii) the total net proceeds to the Company from any equity capital raised by the Company or any Subsidiary of the Company since the Listing (exclusive, with respect to any Subsidiary, of capital of such Subsidiary consisting of a capital contribution or other form of capital investment made by the Company or another Subsidiary of the Company), including capital effectively raised through the issuance of capital in a transaction (including, for the avoidance of doubt, mergers or acquisitions in which all or a portion of the consideration in such transaction consists of stock issued by the Company), plus (iii) the value of contributions made by partners other than the Company, from time to time, to the capital of any Subsidiary (reduced proportionately in the case of a Subsidiary to the extent that the Company owns, directly or indirectly, less than 100% of the equity interests in such Subsidiary), plus (iv) the equity value of any assets contributed to the Company prior to or after the Effective Time (to the extent not previously included) less (v) any capital dividends or capital distributions made by the Company to its stockholders or, without duplication, by any Subsidiary to its stockholders, partners or other equity holders.

(b)   The Manager shall compute each installment of the Management Fee within 15 days after the end of the calendar month with respect to which such installment is payable. A copy of the computations made by the Manager to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board of Directors and, upon such delivery, payment of such installment of the Management Fee shown therein shall be due and payable no later than the earlier to occur of (i) the date that is 20 days after the end of the calendar month with respect to which such installment is payable and (ii) the date that is two Business Days after the date of delivery to the Board of Directors of such computations.

(c)   [Reserved]

(d)   The Board of Directors may, by written notice to the Manager delivered 10 days prior to the date on which any payment of the Incentive Compensation (as defined below) is payable, request that the Manager accept all or a portion of such payment in the form of issued Common Shares, which notice shall specify the amount of the payment of the Incentive Compensation, the amount thereof that the Company intends to pay in cash, if any, and the amount thereof that the Company intends to pay in the form of such Common Shares in the number of such shares as determined by the Board of Directors. Within five days following receipt of such notice, the Manager shall notify the Company in writing, such election to be made by the Manager in its sole discretion, whether it will accept such portion of such payment in the form of such shares and in such number of such shares.

(e)   In addition to the Management Fee otherwise payable hereunder, the Company shall pay the Manager on a quarterly basis annual incentive compensation (the “Incentive Compensation”) on a cumulative, but not compounding, basis, in an amount equal to the product of 17.5% of the dollar amount by which (i) the Adjusted Net Income (before such payment) of the Company exceeds (ii) (A) the weighted daily average Total Equity (plus cash capital raising costs) multiplied by (B) a simple interest rate of 10% per annum.

(f)   Promptly following, and in any event within two Business Days after, the Effective Time, as additional consideration for the execution and delivery of this Agreement by the Manager, the adequacy of which is hereby acknowledged, the Company shall issue to the Manager:

(i)   4,205,607 duly authorized, validly issued, fully paid and non-assessable Common Shares, free and clear of any liens or other encumbrances or any preemptive rights in respect thereto, having an aggregate value as of the date hereof equal to $45 million, it being understood that (A) the Manager shall be restricted from selling or disposing of such Common Shares during the Term, other than for transfers to affiliates of the Manager who agree to be bound, in a document reasonably acceptable to the Company, by the transfer restrictions set forth in this Section 8(f)(i); and (B) such restriction shall lapse and be null and void and of no further force or effect upon and in connection with (x) an Acceleration Event and (y) solely for the purpose of the Manager tendering Common Shares in connection with such tender offer, the commencement of a tender offer that is not subsequently rejected by the Board of Directors for Common Shares by a third party that is unaffiliated with the Manager that, if consummated, would constitute an Acceleration Event; and

(ii)   nonqualified stock options to purchase 3,163,264 Common Shares, with such stock options issued pursuant to the form of award agreement attached as Exhibit A to this Agreement, which award agreement is being executed and delivered by the applicable parties thereto on the date of this Agreement and effective as of the Effective Time.

(g)   In connection with the execution and delivery of this Agreement, the Company and the Manager hereby agree to promptly negotiate in good faith the terms of a Registration Rights Agreement with terms mutually agreeable to the Company and the Manager, including customary demand, piggyback and shelf registration rights and other customary terms (including, without limitation, an obligation of the Company to pay all reasonable expenses incident to the Company’s performance of or compliance with the Registration Rights Agreement (including the reasonable expenses of legal counsel to the Manager), except underwriting commissions/discounts) to cover the Common Shares to be issued hereunder, which Registration Rights Agreement will be effective as of the Effective Time.

SECTION 9.   EXPENSES OF THE COMPANY.

(a)   The Company shall pay all of its expenses and shall reimburse the Manager for documented expenses of the Manager incurred on its behalf (collectively, the “Expenses”). Expenses include all costs and expenses that are expressly designated elsewhere in this Agreement as the Company’s, together with the following:

(i)   expenses in connection with the issuance and transaction costs incident to the acquisitions, disposition and financing of Investments;

(ii)   travel and other out-of-pocket expenses incurred by managers, officers, employees and agents of the Manager in connection with the purchase, financing, refinancing, sale or other disposition, or asset management of an Investment;

(iii)   costs of legal, accounting, tax, auditing, administrative and other services rendered for the Company by providers retained by the Manager in accordance with the terms of this Agreement or, if provided by the Manager’s employees in accordance with the terms of this Agreement, in amounts that are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

(iv)   the compensation and expenses of the Independent Directors and the cost of liability insurance to indemnify the Company’s directors and officers;

(v)   compensation and expenses of the Company’s custodian and transfer agent, if any;

(vi)   costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing and other costs) or any securities offerings of the Company;

(vii)   costs associated with any computer software or hardware that is used solely for the Company;

(viii)   all other third party costs and expenses relating to the Company’s business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing, operating and disposing of Investments, including appraisal, reporting, audit and legal fees;

(ix)   all insurance costs incurred in connection with the operation of the Company’s business except for the costs attributable to the insurance that the Manager elects to carry for itself and its employees;

(x)   expenses relating to any office or office facilities maintained for the Company or Investments separate from the office or offices of the Manager;

(xi)   expenses connected with the payments of interest, dividends or distributions in cash or any other form made or caused to be made by the Board of Directors to or on account of the holders of securities of the Company or its Subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

(xii)   third party expenses connected with communications to holders of securities of the Company or its Subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Securities and Exchange Commission, the costs payable by the Company to any transfer agent and registrar in connection with the listing and/or trading of the Company’s stock on any exchange, the fees payable by the Company to any such exchange in connection with its listing, and costs of preparing, printing and mailing the Company’s annual report to its stockholders and proxy materials with respect to any meeting of the stockholders of the Company;

(xiii)   all other third party expenses actually incurred by the Manager in accordance with the terms of this Agreement that are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement; and

(b)   Without regard to the amount of compensation received under this Agreement by the Manager, the Manager shall bear the following expenses, except as expressly set forth otherwise herein: (i) wages and salaries of the Manager’s officers and employees; (ii) rent attributable to the space occupied by the Manager; and (iii) all other “overhead” expenses of the Manager.

SECTION 10.   CALCULATIONS OF EXPENSES.

The Manager shall prepare a statement documenting the Expenses of the Company and the Expenses incurred by the Manager on behalf of the Company during each calendar month, and shall deliver such statement to the Company within 20 days after the end of each calendar month. Expenses incurred by the Manager on behalf of the Company shall be reimbursed monthly to the Manager on the first Business Day of the month immediately following the date of delivery of such statement.

SECTION 11.   LIMITS OF MANAGER RESPONSIBILITY; INDEMNIFICATION.

(a)   The Manager assumes no responsibility under this Agreement other than to render the services called for under this Agreement in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager, including as set forth in Section 7(b) of this Agreement. The Manager, its members, managers, officers and employees will not be liable to the Company or any Subsidiary, to the Board of Directors, or the Company’s or any Subsidiary’s stockholders or partners for any acts or omissions by the Manager, its members, managers, officers or employees, pursuant to or in accordance with this Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties under this Agreement. The Company shall, to the full extent lawful, reimburse, indemnify and hold the Manager, its members, managers, officers and employees and each other Person, if any, controlling the Manager (each, an “Indemnified Party”), harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of such Indemnified Party made in good faith in the performance of the Manager’s duties under this Agreement and not constituting such Indemnified Party’s bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties under this Agreement.

(b)   The Manager shall, to the full extent lawful, reimburse, indemnify and hold the Company, its stockholders, directors, officers and employees and each other Person, if any, controlling the Company harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from the Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under this Agreement.

SECTION 12.   NO JOINT VENTURE.

Nothing in this Agreement shall be construed to make the Company and the Manager partners or joint venturers or impose any liability as such on either of them.

SECTION 13.   EFFECTIVE TIME; TERM.

(a)   This Agreement shall have no force or effect until such time as the Merger becomes effective in accordance with the Merger Agreement (such time, the “Effective Time”). Until the Effective Time, the Original A&R Management Agreement shall remain in full force and effect in accordance with its terms. At the Effective Time, this Agreement shall automatically amend and restate the Original A&R Management Agreement in its entirety without any further action required by the Company or the Manager. If the Effective Time does not occur for any reason, then this Agreement shall be null and void and shall have no force or effect and shall be disregarded by the parties hereto, and the Original A&R Management Agreement shall continue in full force and effect. The term of this Agreement (the “Term”) shall begin at the Effective Time and end at 11:59 p.m., Eastern time, on December 31, 2021, unless this Agreement is terminated before that time pursuant to Section 14(a) or Section 15 of this Agreement.

(b)   In the event that this Agreement is terminated in accordance with Section 15(b) of this Agreement, the Company shall pay to the Manager, on the date on which such termination is effective, a termination fee (the “Termination Fee”) equal to the amount of the Management Fee earned by the Manager during the period consisting of the 12 full, consecutive calendar months immediately preceding such termination.

(c)   Section 3(a), Section 11, Section 13(b), this Section 13(c), Section 16 and Section 29 of this Agreement shall survive termination of this Agreement. In furtherance of the foregoing and for the avoidance of doubt, the obligation of the Company to pay the accrued and unpaid Incentive Compensation shall survive the expiration or earlier termination of this Agreement.

SECTION 14.   ASSIGNMENT.

(a)   Except as set forth in Section 14(b) of this Agreement, this Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Manager, unless such assignment is consented to in writing by the Company with the consent of a majority of the Independent Directors; provided, however, that no such consent shall be required in the case of an assignment by the Manager to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens (the “Principal”), provided, further, that such transaction is determined at the time not to be an

“assignment” for purposes of Section 205 of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated under such act and the interpretations thereof issued by the Securities and Exchange Commission. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Manager is bound, and the Manager shall be liable to the Company for all errors or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as Manager. This Agreement shall not be assigned by the Company without the prior written consent of the Manager, except in the case of assignment by the Company to a successor to the Company, in which case such successor organization shall be bound under this Agreement and by the terms of such assignment in the same manner as the Company is bound under this Agreement.

(b)   Notwithstanding any provision of this Agreement, the Manager may subcontract and assign any or all of its responsibilities under Sections 2(b), 2(c) and 2(d) of this Agreement to any of its affiliates in accordance with the terms of this Agreement applicable to any such subcontract or assignment, and the Company hereby consents to any such assignment and subcontracting. In addition, provided that the Manager provides prior written notice to the Company for informational purposes only, nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Manager under this Agreement.

SECTION 15.   TERMINATION FOR CAUSE.

(a)   The Company may terminate this Agreement effective upon 60 days prior written notice of termination from the Company to the Manager, without payment of any Termination Fee, if any act of fraud, misappropriation of funds, or embezzlement against the Company or other willful violation of this Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager that are taken without the complicity of the Principal) under this Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under this Agreement.

(b)   The Manager may terminate this Agreement effective upon 60 days prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period.

SECTION 16.   ACTION UPON TERMINATION.

(a)   From and after the conclusion of the Term, the Manager shall not be entitled to compensation for further services under this Agreement, but shall be paid (i) all compensation accruing prior to the conclusion of the Term and (ii) if applicable, the Termination Fee. The previous sentence will not limit any damages that may be awarded for a breach of this Agreement. Promptly after the Term, the Manager shall forthwith:

(i)   after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(ii)   deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors with respect to the Company or a Subsidiary;

(iii)   deliver to the Board of Directors all property and documents (including books and records) of the Company or any Subsidiary then in the custody of the Manager; and

(iv)   if applicable, enter into an appropriate intellectual property assignment agreement with the Company or one of its Subsidiaries, in a form customary for circumstances of this nature and on terms mutually agreed by the Company and the Manager, which assignment agreement will provide for the use and ownership of intellectual property created or used by the parties during the Term in connection with the provision of services by the Manager to the Company hereunder and primarily related to the business of the Company and its Subsidiaries.

(b)   [Reserved]

SECTION 17.   RELEASE OF MONEY OR OTHER PROPERTY UPON WRITTEN REQUEST.

The Manager agrees that any money or other property of the Company or Subsidiary held by the Manager under this Agreement shall be held by the Manager as custodian for the Company or Subsidiary, and the Manager’s records shall be appropriately marked clearly to reflect the ownership of such money or other property by the Company or such Subsidiary. Upon the receipt by the Manager of a written request signed by a duly authorized officer of the Company requesting the Manager to release to the Company or any Subsidiary any money or other property then held by the Manager for the account of the Company or any Subsidiary under this Agreement, the Manager shall release such money or other property to the Company or any Subsidiary within a reasonable period of time, but in no event later than 60 days following such request. The Manager shall not be liable to the Company, any Subsidiary, the Independent Directors, or the Company’s or a Subsidiary’s stockholders or partners for any acts performed or omissions to act by the Company or any Subsidiary in connection with the money or other property released to the Company or any Subsidiary in accordance with the first sentence of this Section 17. The Company and any Subsidiary shall indemnify the Manager and its members, managers, officers and employees against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, which arise in connection with the Manager’s release of such money or other property to the Company or any Subsidiary in accordance with the terms of this Section 17. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under Section 11 of this Agreement.

SECTION 18.   NOTICES.

Unless expressly provided otherwise in this Agreement, all notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and received upon actual receipt of (i) personal delivery, (ii) delivery by reputable overnight courier, (iii) confirmation of receipt, if sent by email (but only if such confirmation is not automatically generated), (iv) delivery by registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

(a)	If to the Company:

New Media Investment Group Inc.
c/o FIG LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
Attention: Mr. Michael Reed

with copies to (such copies not to constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	E-mail:	dzoubek@cravath.com
	Attn:	Damien Zoubek, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
222 Delaware Avenue, Suite 800
Wilmington, DE 19801
	E-mail:	wchandler@wsgr.com
rgreecher@wsgr.com
	Attn:	William B. Chandler III, Esq.
Ryan Greecher, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
	E-mail:	mkorman@wsgr.com
dschnell@wsgr.com
	Attn:	Martin W. Korman, Esq.
Douglas K. Schnell, Esq.

(b)	If to the Manager:

FIG LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
	Attention:	Mr. Randal A. Nardone

with copies to (such copies not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
	Email:	eching@paulweiss.com
adeckelbaum@paulweiss.com
	Attn:	Ellen Ching, Esq.
Ariel J. Deckelbaum, Esq.

Either party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 18 for the giving of notice.

SECTION 19.   BINDING NATURE OF AGREEMENT; SUCCESSORS AND ASSIGNS.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns as provided in this Agreement.

SECTION 20.   ENTIRE AGREEMENT.

At the Effective Time, this Agreement shall be deemed to contain the entire agreement and understanding among the parties hereto with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter of this Agreement. The express terms of this Agreement control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms of this Agreement. This Agreement may not be modified or amended other than by an agreement in writing.

SECTION 21.   CONTROLLING LAW.

This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York, notwithstanding any New York or other conflict-of-law provisions to the contrary.

SECTION 22.   INDULGENCES, NOT WAIVERS.

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

SECTION 23.   TITLES NOT TO AFFECT INTERPRETATION.

The titles of paragraphs and subparagraphs contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation of this Agreement.

SECTION 24.   EXECUTION IN COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

SECTION 25.   PROVISIONS SEPARABLE.

The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

SECTION 26.   GENDER.

Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

SECTION 27.   NON-CIRCUMVENTION.

The Company hereby covenants and agrees with the Manager that, as of and following the Effective Time, the Company, its Subsidiaries and their controlled affiliates will not take, directly or indirectly, any action or otherwise fail to take any action, in each case that would be inconsistent with the terms and conditions of this Agreement, including any action or omission with the intent to avoid or reduce the payments and other obligations owed to the Manager hereunder.

SECTION 28.   SPECIFIC PERFORMANCE.

The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative). Any requirements for the securing or posting of any bond in connection with or as a condition to obtaining any such remedy are waived. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any person at law or in equity.

SECTION 29.   REPRESENTATIONS AND WARRANTIES.

(a)   The Company hereby represents and warrants to the Manager as follows:

(i)   The Company has the power and authority to execute and deliver this Agreement and each other ancillary agreement contemplated hereby to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations under this Agreement and each other ancillary agreement hereto to which it is a party. This Agreement, each other ancillary agreement hereto to which the Company is a party, and the execution, delivery and performance thereof have been duly authorized by all necessary action on the part of the Company. This Agreement and the other ancillary agreements hereto have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

(ii)   The execution and delivery of this Agreement, the other ancillary agreements hereto, and the performance by the Company of the transactions contemplated hereby and thereby (with or without the giving of notice, the lapse of time, or both): (1) does not require the consent of any person; (2) will not conflict with, result in a breach or violation of, or constitute a default under any applicable order of any governmental entity applicable to the Company; (3) result in the creation or imposition of any material lien on any assets of the Company; or (4) will not give rise to a right of termination, amendment, cancellation or acceleration of any right or obligation of the Company pursuant to any material contract to which the Company is party or by which any of its assets are bound.

(iii)   There are no pending, or to the knowledge of the Company, threatened actions before or by any governmental authority against the Company or any of its Subsidiaries that would reasonably be expected to adversely affect or restrict the ability of the Company to enter into and perform its obligations under this Agreement or any ancillary agreement hereto to which it is a party.

(iv)   All Common Shares issued by the Company to the Manager hereunder will be duly authorized, validly issued, non-assessable, and free of preemptive rights, will be issued in compliance with all applicable laws and free of any lien or other encumbrance, other than transfer restrictions under applicable securities laws or under this Agreement.

(b)   The Manager hereby represents and warrants to the Company as follows:

(i)   The Manager has the power and authority to execute and deliver this Agreement and each other ancillary agreement contemplated hereby to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations under this Agreement and each other ancillary agreement hereto to which it is a party. This Agreement, each other ancillary agreement hereto to which the Manager is a party, and the execution, delivery and performance thereof have been duly authorized by all necessary action on the part of the Manager. This Agreement and the other ancillary agreements hereto have been duly executed and delivered by the Manager and constitute the legal, valid and binding obligations of the Manager, enforceable against the Manager in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

(ii)   The execution and delivery of this Agreement, the other ancillary agreements hereto, and the performance by the Manager of the transactions contemplated hereby and thereby (with or without the giving of notice, the lapse of time, or both): (1) does not require the consent of any person; (2) will not conflict with, result in a breach or violation of, or constitute a default under any applicable order of any governmental entity applicable to the Manager; (3) result in the creation or imposition of any material lien on any assets of the Manager; or (4) will not give rise to a right of termination, amendment, cancellation or acceleration of any right or obligation of the Manager pursuant to any material contract to which the Manager is party or by which any of its assets are bound.

(iii)   There are no pending, or to the knowledge of the Manager, threatened actions before or by any governmental authority against the Manager that would reasonably be expected to adversely affect or restrict the ability of the Manager to enter into and perform its obligations under this Agreement or any ancillary agreement hereto to which it is a party.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

NEW MEDIA INVESTMENT GROUP INC.,
a Delaware corporation

By:	/s/ Michael E. Reed
	Name:	Michael E. Reed
	Title:	Chief Executive Officer

MANAGER:

FIG LLC,
a Delaware limited liability company

By:	/s/ Daniel Bass
	Name:	Daniel Bass
	Title:	Chief Financial Officer

[Amended and Restated Management Agreement between the Company and the Manager]

Exhibit A - Form of Award Agreement

[Attached]

AAA-1

NEW MEDIA INVESTMENT GROUP INC.
NONQUALIFIED STOCK OPTION AND INCENTIVE AWARD PLAN

NONQUALIFIED STOCK OPTION AGREEMENT

This NONQUALIFIED STOCK OPTION AGREEMENT (this “Agreement”), by and between NEW MEDIA INVESTMENT GROUP INC., a Delaware corporation (the “Company”), and FORTRESS OPERATING ENTITY I LP, a Delaware limited partnership and an affiliate of the Manager of the Company (the “Optionee”), shall be effective from and after the Effective Time (as such term is defined in the Amended and Restated Management and Advisory Agreement entered into on August 5, 2019 by the Company and FIG LLC (the “Manager”), as amended from time to time, the “Management Agreement”).

Pursuant to the New Media Investment Group Inc. Nonqualified Stock Option and Incentive Award Plan (as amended from time to time, the “Plan”), the Optionee is hereby granted, on the terms and conditions set forth herein (and subject to the terms and provisions of the Plan), a nonqualified stock option (an “Option”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). It is intended that the Option constitute a “nonqualified stock option” and not an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Any capitalized terms not defined herein shall have the meaning set forth in the Plan.

TERMS AND CONDITIONS OF THE OPTION

1. NUMBER OF SHARES AND OPTION PRICE. The Option entitles the Optionee to purchase 3,163,264 shares of Common Stock (the “Option Shares”) at a per share exercise price of $15.50 (the “Option Price”), subject to adjustment as set forth in the Plan.

2. TERM OF OPTION. This Agreement and the terms of the Option hereunder shall commence at the Effective Time and, unless previously terminated pursuant to this Agreement, the Option shall terminate upon the expiration of ten (10) years from the Effective Time. Upon the termination of the Option, all rights of the Optionee hereunder with respect to the Option shall cease.

3. CONDITIONS OF EXERCISE. Subject to the provisions of the Plan and this Agreement, the Option shall be fully vested at all times, and shall become exercisable as to all of the Option Shares from and after the Exercise Date. The “Exercise Date” shall be the earlier of (a) the first trading day immediately following the first 20 consecutive trading day period in which the closing price of the Common Stock (on its principal U.S. national securities exchange) was at or above $20 per share (subject to adjustment in the same manner as the Option Price as set forth in the Plan) and (b) the date on which the Common Stock is not publicly traded on a U.S. national securities exchange; provided, however, that the Board (acting through the Independent Directors (as defined in the Management Agreement)) may at any time and by written notice to the Optionee waive the “Exercise Date” conditions and accelerate the “Exercise Date”.

4. EXERCISE OF OPTION. The Option shall be exercised in full or in part in the following manner from and after the occurrence, or waiver by the Board, of the Exercise Date: the Optionee (or any subsequent party or parties having the right to exercise the Option) shall deliver to the Company written notice, in the form attached hereto, specifying the number of Option Shares to be purchased, together with payment of the aggregate Option Price of the Option Shares with respect to which the Option is being exercised by means of one of the following payment methods: (a) payment of cash in an amount equal to the aggregate Option Price, (b) delivery to the Company of a number of shares of Common Stock having a Fair Market Value on the date of surrender equal to the aggregate Option Price, (c) payment or delivery of any combination of cash or shares of Common Stock, the sum of which equals the aggregate Option Price or (d) by electing to have the Company withhold from the delivery of the Option Shares otherwise issuable in connection with the exercise of the Option the number of Option Shares having a Fair Market Value on the date of exercise equal to the aggregate Option Price. The Option Shares purchased shall thereupon be promptly delivered. In addition, the Optionee (or such other party) shall be entitled to exercise the Option in any other manner permitted under the Plan and approved by the Committee. The Optionee will not be deemed to be a holder of any Option Shares until the date of the issuance of a stock certificate (or notation in book entry) to it for such shares and until such shares are paid for in full.

5. DISPOSITION OF OPTION SHARES. Subject to the terms of this Agreement and the Plan, the Option and the Common Stock acquired in connection with the exercise of the Option shall be freely transferable by the Optionee, to the extent not prohibited by applicable laws.

AAA-2

6. CHANGE IN CONTROL PROVISIONS. Notwithstanding anything herein to the contrary, the Option shall become immediately and fully vested and exercisable upon a Change in Control in accordance with the provisions of the Plan or an Acceleration Event (as defined in the Management Agreement). For purposes of this award, a Change in Control shall be deemed to have occurred upon the occurrence of one or more of the events set forth in the Plan.

7. NOTICES. Any notice required or permitted under this Agreement shall be deemed given when delivered personally, or when deposited in a United States Post Office, postage prepaid, addressed, as appropriate, to the Optionee at: FIG LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: General Counsel, or such other address as the Optionee may designate in writing to the Company, or to the Company at: 1345 Avenue of the Americas, 45th Floor, New York, New York 10105, Attention: Michael Reed (or his designee), at the Company’s address or such other address as the Company may designate in writing to the Optionee.

8. FAILURE TO ENFORCE NOT A WAIVER. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

9. GOVERNING LAW. This Agreement shall be governed by and construed according to the laws of the State of Delaware without regard to its principles of conflict of laws.

10. INCORPORATION OF PLAN. The Plan is hereby incorporated by reference and made a part hereof, and the Option and this Agreement are subject to all of the terms and conditions of the Plan.

11. AMENDMENTS. This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto following approval by the Board (acting through the Independent Directors).

12. RIGHTS AS A STOCKHOLDER. Neither the Optionee nor any successor in interest shall have rights as a stockholder of the Company with respect to any of the Option Shares until the date of issuance of a stock certificate for such Option Shares.

13. AUTHORITY OF THE COMMITTEE. The Committee shall have full authority to interpret and construe the terms of the Plan and this Agreement. The determination of the Committee as to any such matter of interpretation or construction shall be final, binding and conclusive.

[Signatures on Following Page]

AAA-3

IN WITNESS WHEREOF, the parties have executed this Agreement as of August 5, 2019, effective as of the Effective Time.

NEW MEDIA INVESTMENT GROUP INC.

Name:
Title:

The undersigned hereby accepts and agrees to all the terms and provisions of the foregoing Agreement and to all the terms and provisions of the Plan herein incorporated by reference.

FORTRESS OPERATING ENTITY I LP

By its General Partner, FIG Corp.

Name:
Title:

AAA-4

NEW MEDIA INVESTMENT GROUP INC. STOCK OPTION AGREEMENT

FORM OF NOTICE OF EXERCISE OF OPTION

___________, 20__

New Media Investment Group Inc.
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Attention: [NAME]

Ladies and Gentlemen:

Fortress Operating Entity I LP (the “Optionee”), was granted an Option by New Media Investment Group Inc. (the “Company”) under the New Media Investment Group Inc. Nonqualified Stock Option and Incentive Award Plan (the “Plan”) and a Nonqualified Stock Option Agreement, between the Optionee and the Company, dated as of August 5, 2019, and effective as of [EFFECTIVE TIME] (the “Agreement”). This letter is to notify you that the Optionee wishes to purchase Option Shares under the Agreement as set forth below. Any capitalized terms not defined herein shall have the meaning set forth in the Plan.

1. The Optionee wishes to purchase Option Shares at the exercise price of $____ per share for a total cost of $____, which Option is not encumbered to a Tandem Option. The Optionee warrants and represents that such Award Shares are not encumbered to a Tandem Award.

2. The Optionee is paying for these Option Shares as follows:

_____ By enclosing cash and/or a certified or cashier’s check payable to the Company in the amount of $_________ (the “Aggregate Option Price”).

_____ By enclosing a stock certificate duly endorsed for transfer or accompanied by an appropriately executed stock power in favor of the Company, or taking appropriate action to transfer such shares held in book entry, representing a number of shares of Common Stock with a Fair Market Value on the date of surrender equal to the Aggregate Option Price.

_____ By enclosing (i) cash and/or a certified or cashier’s check payable to the Company in the amount of $_________ (the “Partial Payment”) and (ii) a stock certificate duly endorsed for transfer or accompanied by an appropriately executed stock power in favor of the Company, or taking appropriate action to transfer such shares held in book entry, representing a number of shares of Common Stock with a Fair Market Value on the date of surrender equal to the Aggregate Option Price less the Partial Payment.

_____ By electing to have the Company withhold a number of shares of Common Stock from the delivery of the Option Shares otherwise issuable in connection with the exercise of the Option with a Fair Market Value as of the date of exercise equal to the Aggregate Option Price.

3. In exercising its Option, the Optionee hereby warrants and represents to the Company that the Optionee acknowledges that the Company has no obligation to issue a certificate (or notation in book entry) evidencing any Option Shares purchasable by the Optionee until the Aggregate Option Price is fully paid as set forth in the Agreement.

Name:
Title:

AAA-5

Exhibit B – Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GANNETT CO., INC.

1.   The name of the corporation is Gannett Co., Inc. (the “Corporation”).

2.   The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive in the City of Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.   The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.   The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) common shares and the par value of each such share is $0.01.

5.   The Corporation is to have perpetual existence.

6.   In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

7.   No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this paragraph 7 shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

8.   The Corporation shall indemnify its directors and officers, to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such director’s or officer’s heirs, executors, and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors of the Corporation (the “Board of Directors”). The right to indemnification conferred by this paragraph 8 shall include the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this paragraph 8.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this paragraph 8 to directors and officers of the Corporation.

The rights to indemnification and to the advance of expenses conferred in this paragraph 8 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation (as either or both amended and restated from time to time), the By-Laws of the Corporation, as either or both amended and restated from time to time, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation against any liability asserted against him or her and incurred by him or her or on his or her behalf in such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

AB-1

Any repeal or modification of this paragraph 8 shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Notwithstanding the foregoing, with respect to any Indemnified Person (as defined in that certain Agreement and Plan of Merger, dated as of August 5, 2019, by and among the Corporation, New Media Investment Group Inc., Artic Holdings LLC and Artic Acquisition Corp. (the “Merger Agreement”)), the provisions set forth in the Bylaws of Gannett, effective as of December 13, 2017, related to indemnification and exculpation from liability shall remain effective and shall control with respect to any acts or omissions by such persons in their capacities as a director or officer, as applicable, of the Corporation at any time prior to the Effective Time (as defined in the Merger Agreement).

9.   Meetings of the stockholders may be held within or without the State of Delaware as may be designated by or in the manner provided in the By-Laws of the Corporation. The books of the Corporation may be kept (subject to the provisions of any law or regulation) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

10.   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

11.   The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation, or Bylaws or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

AB-2

Exhibit C – Governance Matters

Governance Matters

1.   Parent Board of Directors. At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, as of the Effective Time, the Board of Directors of Parent shall consist of nine directors, comprising (a) five directors designated by Parent from among the directors serving on the Board of Directors of Parent as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to Parent, FIG LLC and Apollo Capital Management, L.P. under the rules and regulations of the NYSE (each, an “Independent Parent Director”), plus (b) three directors designated by the Company from among the directors serving on the Board of Directors of the Company as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to Parent and the Company under the rules and regulations of the NYSE (each, an “Independent Company Director”), plus (c) the Chief Executive Officer of Parent as of the Effective Time.

2.   Transformation Committee

(i)   Effective prior to or as of the Effective Time, the Board of Directors of Parent shall create a Transformation Committee whose responsibilities will be to assist the Board in achieving Parent’s and its operating subsidiaries’ digital transformation. The Board of Directors of Parent will adopt the attached Charter of the Transformation Committee to govern such committee. In accordance with such Charter, substantive modifications to the Charter of the Transformation Committee may be made after the Effective Time upon approval of two-thirds of the independent directors of Parent.

(ii)   At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, as of the Effective Time, the Transformation Committee shall consist of four directors, two of whom shall be Independent Parent Directors and two of whom shall be Independent Company Directors. The Board of Directors of Parent shall cause this composition to continue for so long as there are two Independent Company Directors serving on the Board of Directors of Parent.

3.   Compensation Committee

At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, as of the Effective Time, the Compensation Committee shall consist of three directors, one of whom shall be an Independent Company Director. The Board of Directors of Parent shall cause this composition to continue for so long as there is at least one Independent Company Director serving on the Board of Directors of Parent.

4.   Operating Company Chief Executive Officer

(i)   At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, as of the Effective Time, the Chief Executive Officer of the Company as of the date of this Agreement shall be the Chief Executive Officer of all of the operating subsidiaries of Parent, provided he is serving as the Chief Executive Officer of the Company as of immediately prior to the Effective Time. If the Chief Executive Officer of the Company as of the date of this Agreement is not the Chief Executive Officer of the Company as of immediately prior to the Effective Time, or such person elects not to continue as the Chief Executive Officer of the operating subsidiaries following the Effective Time, the Board of Directors of Parent will evaluate the necessity of such role and, as needed, undertake to identify candidates therefor.

(ii)   From and after the Effective Time, the appointment, reappointment or termination of the individual serving as the Chief Executive Officer of the operating subsidiaries of Parent, or as the principal executive responsible for overseeing and implementing Parent’s and its operating subsidiaries’ digital transformation, will require a vote of two-thirds of the independent directors of Parent.

5.   Parent CEO

For any term that would include the period from or after January 1, 2023, the annual reappointment of Mr. Michael Reed as Chief Executive Officer of Parent will require a vote of two-thirds of the independent directors of Parent.

6.   Governance Guidelines

Effective prior to or as of the Effective Time, the Board of Directors of Parent will adopt amendments to Parent’s Corporate Governance Guidelines to (i) increase the retirement age of directors to 75 years, (ii) add the Transformation Committee as a fourth standing committee of the Board of Directors, (iii) codify the agreements set forth in Sections 4(ii), 5 and 8 of this Exhibit, and (iv) add the following provisions to the section entitled “Other:”

The First Amendment

As a news and information company, one of the Company’s key principles is to defend the integrity of the First Amendment. A key responsibility of its Board and management is to protect the integrity of the Company’s news and information operations. Only then can the Company successfully serve its customers and its shareholders.

Good Citizenship

The Board believes that the Company should continue to be a good citizen of the local, national, and international communities in which it does business. The Company intends to continue to contribute to the communities in which it operates, including by making charitable contributions directly or through charitable foundations of its subsidiaries.

Digital Transformation

The Board believes that the future of the Company turns on its digital transformation and the making of thoughtful investments that will enable the Company to deliver engagement when, where and how its audiences and customers demand it. In overseeing the execution of the Company’s strategic plan and digital transformation, the Board and the Transformation Committee will strive to ensure that the Company continues to adapt and grow dynamically in light of the evolving nature of its industry.

7.   Name and Headquarters

At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, (i) beginning as of or within a reasonable time following the Effective Time, Parent’s operating subsidiaries shall operate under the “Gannett” brand (it being understood that publication titles will not necessarily require re-branding), and (ii) from and after the Effective Time, the Company’s headquarters in McLean, VA shall serve as the headquarters of the combined company.

8.   Modifications

Any modifications to the governance matters implemented pursuant to this Exhibit (including amendments to the applicable charters or Corporate Governance Guidelines) after the Effective Time shall require approval of two-thirds of the independent directors of Parent.

Charter of the
Transformation Committee
of the Board of Directors of New Media Investment Group Inc.

[_____] 2019

I.	PURPOSE OF THE COMMITTEE

The purpose of the Transformation Committee (the “Committee”) of the Board of Directors (the “Board”) of New Media Investment Group Inc. (the “Company”) shall be to assist the Board in achieving the Company’s digital transformation. The basic responsibility of the Committee is to advise the Board as the Company continues to adapt and grow dynamically in the face of the digital age.

II.	COMPOSITION OF THE COMMITTEE

The Committee shall be comprised of three or more directors.

The initial members of the Committee have been elected by majority vote of the Board at a duly called meeting. The members of the Committee shall be elected annually to one-year terms by majority vote of the Board at the first meeting of the Board following the annual meeting of stockholders. Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy or shall be filled without a meeting, if all the members of the Board consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board. No member of the Committee shall be removed except by majority vote of the Independent Directors (defined as directors who qualify as independent directors under the listing standards of the New York Stock Exchange) then in office.

III.	MEETINGS AND PROCEDURES OF THE COMMITTEE

The Committee shall meet regularly at such time and place as the Committee shall determine. The Board shall designate one member of the Committee as the Committee’s Chairperson.

The Chairperson of the Committee or a majority of the members of the Committee may also call a special meeting of the Committee. A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum. The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; provided, however, that no subcommittee shall consist of fewer than two members; and provided further that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

The Committee may request that any directors or officers of the Company or employees of FIG LLC, the Company’s manager, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests.

The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

IV.	COMMITTEE RESPONSIBILITIES

The Committee shall have the following goals and responsibilities:

1.   The Committee shall review and discuss with management the Company’s overall digital and innovation strategy, including objectives, strategic initiatives, investments and research and development activities, and, as and when appropriate, make recommendations to the Board. Such review and discussions shall include, at the Committee’s election, (i) participating in the strategic planning process with regard to digital transformation and innovation; and (ii) in recognition of the need to respond quickly to a rapidly evolving market environment, assisting management in prioritizing technology support for corporate strategic initiatives.

2.   The Committee shall periodically monitor and evaluate the performance of the Company’s initiatives in support of its digital and innovation strategy, including the execution, consumer acceptance and integration of new products and services.

3.   The Committee shall review and discuss with management, as appropriate, major digital risks and opportunities for the Company, and emerging issues and trends in the broader marketplace.

4.   The Committee may delegate authority to individual Committee members or such subcommittees as the Committee deems appropriate and shall review the actions of all such individuals or subcommittees as appropriate.

5.   The Committee shall report to the Board regularly on its actions and deliberations.

6.   The Committee shall exercise such other powers and authority as the Board may, from time to time, confer upon it.

In carrying out its responsibilities, the Committee’s practices and policies should remain flexible, in order for the Committee to respond to changing facts and circumstances.

V.	EVALUATION OF THE COMMITTEE

The Committee shall, on an annual basis, evaluate its performance under this Charter. The Committee shall address all matters that the Committee considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, and the manner and adequacy in which they were discussed or debated. The Committee shall deliver to the Board an oral report setting forth the results of its evaluation, including any recommendations.

VI.	AMENDMENTS TO COMMITTEE CHARTER

Any amendments to this charter shall require the approval of two-thirds of the Independent Directors then in office.

Annex B

Execution Version

August 5, 2019

New Media Investment Group Inc.
1345 Avenue of the Americas 45th Floor
New York, New York 10105
Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of New Media Investment Group Inc. (the “Acquiror”) with respect to the fairness, from a financial point of view, to the Acquiror of the Consideration (as defined below) to be paid by the Acquiror pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”), to be entered into by and among Gannett Co., Inc. (the “Company”), the Acquiror, Arctic Holdings LLC, a wholly owned subsidiary of the Acquiror (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”). We understand that the Agreement provides for, among other things, the merger of the Company with Merger Sub (the “Transaction”) pursuant to which the Company will become a wholly owned subsidiary of Intermediate Holdco and an indirect, wholly owned subsidiary of Acquiror, and each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company (other than Company Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement)) will be converted into the right to receive (i) 0.5427 of a share of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”) and (ii) $6.25 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”).

In arriving at our opinion, we have reviewed an execution copy of the Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts relating to the Company for the fiscal years ending December 31, 2019 through December 31, 2025 prepared by management of the Company as adjusted and provided to us by management of the Acquiror (the “Company Forecasts”) and financial forecasts relating to the Acquiror for the fiscal years ending December 31, 2019 through December 31, 2025 prepared and provided to us by the management of the Acquiror (the “Acquiror Forecasts,” and, together with the Company Forecasts, the “Forecasts”), in each case, as approved for our use by you, and have met with management of the Company to discuss the business and prospects of the Company and with management of the Acquiror to discuss the business and prospects of the Company and the Acquiror and the Synergies Projections (as defined below). We also reviewed estimates prepared and provided to us by the Acquiror’s management with respect to the cost savings and other synergies, including costs necessary to achieve such cost savings and other synergies (collectively, the “Synergies Projections”), anticipated by the Acquiror’s management to result from the Transaction. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and, with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Forecasts, we have been advised by management of the Acquiror, and we have assumed with your consent, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial performance of the Company. With respect to the Acquiror Forecasts, we have been advised by the management of the Acquiror, and we have assumed with your consent, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial performance of the Acquiror. With respect to the Synergies Projections, we have been advised by the Acquiror, and we have assumed, that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the potential cost savings, net of costs to achieve such cost savings, expected to result from the Transaction and have assumed that the Synergies Projections will be realized in the amounts and the time periods indicated thereby. At your direction, we have assumed that the Forecasts and the Synergies Projections, taken together, are a reasonable basis to evaluate the Company and the Transaction and at your direction we have relied upon the Forecasts and the Synergies Projections for purposes of our analyses and this opinion. We express no view or opinion with respect to the Forecasts or the Synergies Projections, or the assumptions and methodologies upon which they are based.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Acquiror, the Company, their respective subsidiaries or the contemplated benefits of the Transaction and that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, and, with your consent, we have assumed that there will be sufficient unrestricted cash and other current assets available to the Company after giving effect to the Transaction, including payment of any related costs and expenses, for the ongoing operation of the combined business in the ordinary course.

Our opinion addresses only the fairness, from a financial point of view, to the Acquiror of the Consideration to be paid by the Acquiror in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction and the Consideration, the financing of the Cash Consideration, the fairness of the Consideration payable to Fortress Investment Group LLC (“Fortress”) and its affiliates in the Transaction, the terms of the Amended and Restated Management and Advisory Agreement, dated as of March 6, 2015, by and between Fortress and the Acquiror, or any amendments thereto (whether such amendments are in connection with the Transaction or otherwise) or the obligations of the Acquiror and Fortress thereunder, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Acquiror has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based on information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Transaction or the prices at which shares of Company Common Stock or Acquiror Common Stock will trade at any time. We have assumed that the shares of Acquiror Common Stock to be issued in the Transaction will be approved for listing on the New York Stock Exchange prior to the consummation of the Transaction. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Acquiror, nor does it address the underlying business decision of the Board or the Acquiror to proceed with or effect the Transaction.

We have acted as financial advisor to the Acquiror in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Acquiror has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and one or more of our affiliates may agree in the future to participate in financing the Transaction, for which we would expect to receive additional compensation. We and our affiliates have in the past provided and currently are providing investment banking and other financial advice and services to the Acquiror and its affiliates, including Fortress and SoftBank Group Corp. (“SoftBank”), for which advice and services we and our affiliates have received and would expect to receive compensation, including among other things, during the past two years, having acted as (i) a counterparty to Fortress in certain fixed income and derivatives transactions in 2018, (ii) an advisor to Softbank in certain derivatives transactions during the past two years, (iii) book runner for equity sales by SoftBank in SoftBank Corp. in 2018, (iv) administrative agent for certain cross currency swaps by SoftBank in 2017, (v) co-manager for senior note offering by SoftBank in 2017, and (vi) book runner for certain block trade transactions by Acquiror in 2018. We and our affiliates may in the future provide investment banking and other financial advice and services to the Acquiror, the Company and their respective affiliates, including Fortress and SoftBank (but not including affiliates of Fortress or SoftBank, including their respective portfolio companies), for which advice and services we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Acquiror, the Company and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any security holder of the Company as to how such security holder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Acquiror in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ihsan M. Essaid
Managing Director

Annex C

Opinion of Jefferies LLC

August 5, 2019

The Transaction Committee of the Board of Directors
New Media Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105

The Transaction Committee:

We understand that New Media Investment Group Inc., a Delaware corporation (“New Media”), Gannett Co., Inc., a Delaware corporation (“Gannett”), Arctic Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub will be merged with and into Gannett (the “Merger”) and (ii) and each outstanding share of the common stock, par value $0.01 per share, of Gannett (“Gannett Common Stock”) will be converted into the right to receive (a) 0.5427 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of New Media (“New Media Common Stock” and, such number of shares of New Media Common Stock issuable in the Merger, the “Stock Consideration”) and (b) $6.25 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be paid by New Media pursuant to the Merger Agreement is fair, from a financial point of view, to New Media.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version, provided to us on August 5, 2019, of the Merger Agreement;
(ii)	reviewed certain publicly available financial and other information regarding Gannett and New Media;
(iii)	reviewed certain information furnished by the respective managements of Gannett and New Media relating to the businesses, operations and prospects of Gannett and New Media, including certain financial forecasts and estimates relating to Gannett prepared or provided by the management of Gannett as adjusted by the management of New Media and certain financial forecasts and estimates relating to New Media provided to or discussed with us by the management of New Media;
(iv)	reviewed certain estimates as to potential revenue enhancements and cost savings expected by the management of New Media to result from the Merger (collectively, the “Synergies”);
(v)	held discussions with members of the senior management of New Media regarding the businesses, operations and prospects of Gannett and New Media and the other matters described in clauses (ii) through (iv) above;
(vi)	reviewed the stock trading price history and implied trading multiples for Gannett and New Media and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Gannett and New Media;
(vii)	compared the financial terms of the Merger with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Merger;
(viii)	considered certain potential pro forma financial effects of the Merger on New Media utilizing the financial forecasts and estimates relating to Gannett and New Media and the potential Synergies referred to above; and
(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Transaction Committee of the Board of Directors
New Media Investment Group Inc.
August 5, 2019

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by New Media and Gannett or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the managements and other representatives of New Media and Gannett that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Gannett, New Media or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which Gannett, New Media or any of their respective affiliates are or in the future may be a party or subject.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Gannett and New Media (as adjusted by the management of New Media in the case of financial forecasts and estimates relating to Gannett) and potential Synergies that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of New Media and Gannett, as the case may be, as to, and we have assumed that they are an appropriate basis upon which to evaluate, the future financial performance of Gannett and New Media, the potential Synergies and other potential pro forma financial effects of the Merger and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based. We have assumed that the financial results reflected in such financial forecasts and estimates, including with respect to potential Synergies, will be realized in the amounts and at the times projected.

We have relied upon the assessments of the management of New Media as to, among other things, (i) the potential impact on Gannett and New Media of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the media industry, the print and digital sectors thereof and the geographic regions and local communities in which Gannett and New Media operate, (ii) matters relating to New Media’s existing management and advisory agreement, proposed amended and restated management and advisory agreement or related arrangements with its manager, FIG LLC, an affiliate of Fortress Investment Group LLC (“Fortress”), including with respect to financial and other terms and implications involved, and (iii) the ability of New Media to integrate the businesses of Gannett and New Media and to realize the potential Synergies. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on Gannett, New Media or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, and the industry and sectors in which Gannett and New Media operate, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Gannett, New Media or the Merger (including the contemplated benefits thereof).

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Gannett, New Media or the Merger and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to New Media, the Board of Directors of New Media (the “Board”) and/or the Transaction Committee of the Board (the “Transaction Committee”) including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative

The Transaction Committee of the Board of Directors
New Media Investment Group Inc.
August 5, 2019

policies affecting Gannett, New Media or the Merger (including the contemplated benefits thereof) and legal, regulatory, accounting and tax consequences to Gannett, New Media or their respective securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. We have assumed that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Gannett, New Media or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.

Our opinion does not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to New Media, nor does it address the underlying business decision by New Media to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Merger Consideration or the Merger or any term, aspect or implication of any management and advisory agreement (or amendment thereto or related arrangements), governance arrangements or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Merger or otherwise. In addition, we have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of New Media, Gannett or any other party. We express no view or opinion as to the actual value of New Media Common Stock when issued in the Merger or the prices at which shares of New Media Common Stock, Gannett Common Stock or any other securities may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Transaction Committee (in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view. Our opinion does not constitute a recommendation as to how the Transaction Committee, the Board or any securityholder should vote or act with respect to the Merger or any other matter.

We have been engaged by the Transaction Committee to act as its financial advisor in connection with the Merger and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Merger. In addition, New Media has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, although we and our affiliates have not provided financial advisory or financing services to New Media unrelated to the Merger during the past two years for which we or our affiliates have received compensation, we and our affiliates may provide such services to New Media and/or its affiliates in the future, for which services we and our affiliates would expect to receive compensation. As you also are aware, although we and our affiliates have not provided financial advisory or financing services to Fortress or its parent, SoftBank Group Corp. (“SoftBank”), during the past two years for which we or our affiliates have received compensation, we and our affiliates may provide such services to such entities and/or their respective affiliates in the future, for which services we and our affiliates would expect to receive compensation. As you further are aware, we and our affiliates in the past have provided and in the future may provide financial advisory and financing services to Gannett and certain of its affiliates, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as (i) financial advisor to Gannett in connection with an acquisition transaction, and (ii) sole bookrunning manager and initial purchaser in connection with a convertible senior notes offering of Gannett. In the ordinary course of business,

The Transaction Committee of the Board of Directors
New Media Investment Group Inc.
August 5, 2019

we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of New Media, Gannett, Fortress, SoftBank and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by New Media pursuant to the Merger Agreement is fair, from a financial point of view, to New Media.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

Annex D

Greenhill & Co., LLC
300 Park Avenue
New York, NY 10022
(212) 389-1500
(212) 389-1700 Fax

CONFIDENTIAL

August 4, 2019

Board of Directors
Gannett Co., Inc.
7950 Jones Branch Drive
Mclean, Virginia 22107-0150
United States

Members of the Board of Directors:

We understand that Gannett Co., Inc., a Delaware corporation (the “Company”), New Media Investment Group Inc., a Delaware corporation (“Parent”), Arctic Holdings LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Intermediate Holdco”) and Arctic Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Intermediate Holdco (“Merger Subsidiary”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Subsidiary with and into the Company, as a result of which the Company will become an indirect wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), other than any Company Excluded Shares and any Dissenting Shares, each as defined in the Merger Agreement, shall be converted into the right to receive (i) $6.25 in cash without interest thereon (“Cash Consideration”) and (ii) 0.5427x of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $0.01 per share of Parent (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to other potential strategies or transactions that may be available to the Company.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft of the Merger Agreement dated as of August 3, 2019 and certain related documents, including a draft dated as of August 3, 2019 of the Amended and Restated Management Agreement (as defined in the Merger Agreement);
2.	reviewed certain publicly available financial statements of each of the Company and Parent;
3.	reviewed certain other publicly available business, operating and financial information relating to each of the Company and Parent;
4.	reviewed certain information, including financial forecasts and other financial and operating data, concerning the Company supplied to or discussed with us by management of the Company, including financial forecasts for the Company prepared by the management of the Company and approved for our use by the Company (“Company Forecasts”);
5.	reviewed certain information, including financial forecasts and other financial and operating data, concerning Parent on a stand-alone basis supplied to or discussed with us by managements of Parent and the Company, including financial forecasts for Parent, including with respect to the benefits to be realized from Parent’s net operating losses (the “NOL Benefits”), on a standalone basis prepared by the management of Parent (“Parent Forecasts”), and the Parent Forecasts, including with respect to the NOL Benefits, as adjusted by the management of the Company (“Company Adjusted Parent Forecasts”), in each case approved for our use by the Company;

6.	reviewed certain information regarding the amount and timing of potential cost efficiencies and financial and operational benefits anticipated from the Merger (and the NOL Benefits estimated to be realized by the pro forma combined company) prepared by management of the Company (“Company Estimated Synergies”) and prepared by management of Parent (“Parent Estimated Synergies,” together with the Company Estimated Synergies, the “Synergies”), in each case approved for our use by the Company;
7.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;
8.	discussed the past and present operations and financial condition and the prospects of Parent with senior executives of Parent and the Company;
9.	reviewed the historical market prices and trading activity for the Common Stock and Parent Common Stock and analyzed their respective implied valuation multiples;
10.	analyzed valuations derived for each of the Company and Parent on a standalone basis by discounting future unlevered cash flows and a terminal value at discount rates we deemed appropriate;
11.	analyzed valuations derived for each of the Company and Parent on a standalone basis based on certain financial information and implied valuation multiples of certain publicly traded companies that we deemed relevant;
12.	analyzed valuations derived for the Company based on the financial terms, to the extent publicly available, of certain transactions that we deemed relevant;
13.	analyzed the relative contributions of the Company and Parent to the pro forma combined company, based upon a number of metrics that we deemed relevant;
14.	calculated implied value creation for holder of Common Stock as a result of the Merger based on certain financial information, including the Synergies, and implied valuation multiples of certain publicly traded companies that we deemed relevant;
15.	participated in discussions and negotiations among representatives of the Company and its legal advisors and representatives of Parent and its legal and financial advisors; and
16.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with us. With respect to the Parent Forecasts and the Parent Estimated Synergies, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Parent. With respect to the Company Forecasts, the Company Adjusted Parent Forecasts, including with respect to the NOL Benefits, and the Company Estimated Synergies, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and we have relied upon such Company Forecasts, Company Adjusted Parent Forecasts and Company Estimated Synergies in arriving at our opinion. We express no opinion with respect to the Company Forecasts, the Parent Forecasts, the Company Adjusted Parent Forecasts, any NOL Benefits or the Synergies or the assumptions upon which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. We have assumed that the Merger will be consummated in accordance with the terms set forth in the final, executed Merger Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Merger Agreement. We have further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any effect on the Company, Parent, the Merger or the contemplated benefits of the Merger in any way meaningful to our analysis. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and Parent and their respective advisors with respect to such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors (in its capacity as such) (the “Board”) of the Company in connection with the Merger and will receive a fee for rendering this opinion and for other services rendered in connection with the Merger, all of which is contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As the Company has been advised, we in the past have provided, currently are providing and in the future may provide investment banking services to the Company and its affiliates, for which services we have received and expect to receive compensation, including, during the two years preceding the date of this opinion, having acted as financial advisor to the Company and/or its affiliates in connection with certain mergers and acquisitions and strategic review matters. As the Company has also been advised, we in the past have provided and in the future may provide investment banking services to Fortress Investment Group LLC (“Fortress”), an affiliate of the manager of Parent, and Fortress’ controlled subsidiaries for which services we have received compensation, including, during the two years preceding the date of this opinion, having acted as financial advisor to Fortress and/or its affiliates in connection with certain private equity fundraising and secondary offering matters. As the Company has also been advised, other than as described above with respect to Fortress and its controlled subsidiaries, during the two years preceding the date of this opinion, we have not been engaged by, provided any investment banking services to or received any compensation from SoftBank Group Corp., the parent company of Fortress, or its affiliates, although we may provide such services to SoftBank Group Corp. and/or its affiliates in the future for which we would expect to receive compensation.

It is understood that this letter is for the information of the Board and is rendered to the Board in connection with their consideration of the Merger without our prior written consent. This opinion addresses only the fairness from a financial point of view to the holders of Common Stock, as of the date hereof, of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. We are not expressing any view or opinion as to any other terms or aspect of the Merger Agreement or the Merger or the Amended and Restated Management Agreement or any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including as to the fairness of the Merger to, or any consideration to be received in connection with the Merger, by holders of any other class of securities, any creditors or any other constituencies of the Company. We are also not expressing any view or opinion as to the impact of the Merger on the solvency or the viability of the Company or Parent or their ability to pay their respective obligations when they come due. In particular, we express no view or opinion as to the prices at which the Parent Common Shares will trade at any future time. We express no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of the Common Stock in the Merger or with respect to the fairness of any such compensation. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Merger or the Merger Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to how any stockholder of the Company should vote or otherwise act with respect to the Merger.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Kevin M. Costantino
Kevin M. Costantino
President

Annex E

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

August 5, 2019

Board of Directors
Gannett Co., Inc.
7950 Jones Branch Drive
Mclean, Virginia 22107-0150
United States

Ladies and Gentlemen:

Attached is our opinion letter, dated August 5, 2019 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than New Media Investment Group Inc. (“New Media”) and Fortress Investment Group LLC and their respective affiliates) of the outstanding shares of common stock, par value $0.01 per share, of Gannett Co., Inc. (the “Company”) of the Consideration (as defined in the Opinion Letter) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 5, 2019, by and among New Media, Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco, and the Company.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ GOLDMAN SACHS & CO LLC
(GOLDMAN SACHS & CO LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

August 5, 2019

Board of Directors
Gannett Co., Inc.
7950 Jones Branch Drive
Mclean, Virginia 22107-0150
United States

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than New Media Investment Group Inc. (“New Media”) and Fortress Investment Group LLC (“Fortress”) and their respective affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Gannett Co., Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 5, 2019 (the “Agreement”), by and among New Media, Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company and each outstanding Share (other than any Company Excluded Shares and any Dissenting Shares, each as defined in the Agreement) will be converted into $6.25 in cash (the “Cash Consideration”) and 0.5427 of a share of common stock, par value $0.01 per share (“New Media Common Stock”), of New Media (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, New Media, any of their respective affiliates and third parties, including Fortress, an affiliate of which is the manager of New Media, and SoftBank Group Corp. (“SoftBank”), an affiliate of Fortress, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company with respect to anti-raid and defense matters since February 2019. We also have provided certain financial advisory and/or underwriting services to Fortress and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to the public offering by OneMain Holdings Inc., a portfolio company of Fortress, of its 5.625% Senior Unsecured Notes due 2023 (aggregate principle amount $875,000,000) in December 2017; and as financial advisor to Cetera Group Inc., a former portfolio company of Fortress, in connection with its sale in October 2018. We also have provided certain financial advisory and/or underwriting services to SoftBank and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in respect of an offering for SoftBank Corporation, an affiliate of SoftBank, of its 5.125% Guaranteed Bonds due 2027, 4.750% Guaranteed Bonds due 2024, 4.000% Guaranteed Bonds due 2029 and 3.125% Guaranteed Bonds due 2025 (aggregate principal amount $6,000,000,000) in September 2017; as joint bookrunner in respect of an offering for Alibaba Group Holding Ltd. (“Alibaba”), an affiliate of SoftBank, of its 4.400% Notes due 2057, 4.200% Notes due 2047, 4.000% Notes due 2037, 3.400% Notes due

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

2027 and 2.800% Notes due 2023 (aggregate principal amount $7,000,000,000) in November 2017; as financial advisor to SoftBank Vision Fund, an affiliate of SoftBank, in connection with its minority investment in GM Cruise LLC in May 2018; as joint lead arranger in respect of a term loan (aggregate principal amount $2,775,000,000) to WME IMG Holdings LLC, a portfolio company of SoftBank, in June 2018; as financial advisor to Flipkart Online Services PLC, a portfolio company of SoftBank, in connection with the sale of a minority interest in August 2018; as joint lead arranger in respect of a term loan (aggregate principal amount $2,000,000,000) to Sprint Corporation, a portfolio company of SoftBank, in November 2018; as joint bookrunner in connection with the initial public offering of SoftBank Corporation in December 2018; and as joint bookrunner in connection with the initial public offering of CStone Pharmaceuticals Limited, a portfolio company of Alibaba, in February 2019. We may also in the future provide financial advisory and/or underwriting services to the Company, New Media, Fortress, SoftBank and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Fortress and/or SoftBank and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Fortress and/or SoftBank from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Amended and Restated Management Agreement (as defined in the Agreement); annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2018 and the Company’s Registration Statement on Form 10, including the information statement related thereto, dated June 12, 2015; annual reports to stockholders and Annual Reports on Form 10-K of New Media for the five fiscal years ended December 30, 2018; certain interim reports to stockholders and Quarterly Reports on Form 10-0 of the Company and New Media; certain other communications from the Company and New Media to their respective stockholders; certain publicly available research analyst reports for the Company and New Media; and certain internal financial analyses and forecasts for the Company prepared by its management and for New Media on a standalone basis prepared by its management, as adjusted by the management of the Company, and certain financial analyses and forecasts for New Media pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company and New Media of certain net operating loss carryforwards, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and New Media regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of New Media and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and shares of New Media Common Stock; compared certain financial and stock market information for the Company and New Media with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the publishing industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the NOL Forecasts, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or New Media or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or New Media or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than New Media and Fortress and their respective affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of the Amended and Restated Management Agreement or any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of New Media Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or New Media or the ability of the Company or New Media to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than New Media and Fortress and their respective affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO LLC
(GOLDMAN SACHS & CO. LLC)

Annex F

§ 262 Appraisal rights

[For application of this section, see 79 Del. Laws, c. 72, §  22; 79 Del. Laws, c. 122, §  12; 80 Del. Laws, c. 265, §  18; 81 Del. Laws, c. 354, §  17; and 82 Del. Laws, c. 45, § 23]

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, §  262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, §  24; 57 Del. Laws, c. 148, §§  27-29; 59 Del. Laws, c. 106, §  12; 60 Del. Laws, c. 371, §§  3-12; 63 Del. Laws, c. 25, §  14; 63 Del. Laws, c. 152, §§  1, 2; 64 Del. Laws, c. 112, §§  46-54; 66 Del. Laws, c. 136, §§  30-32; 66 Del. Laws, c. 352, §  9; 67 Del. Laws, c. 376, §§  19, 20; 68 Del. Laws, c. 337, §§  3, 4; 69 Del. Laws, c. 61, §  10; 69 Del. Laws, c. 262, §§  1-9; 70 Del. Laws, c. 79, §  16; 70 Del. Laws, c. 186, §  1; 70 Del. Laws, c. 299, §§  2, 3; 70 Del. Laws, c. 349, §  22; 71 Del. Laws, c. 120, §  15; 71 Del. Laws, c. 339, §§  49-52; 73 Del. Laws, c. 82, §  21; 76 Del. Laws, c. 145, §§  11-16; 77 Del. Laws, c. 14, §§  12, 13; 77 Del. Laws, c. 253, §§  47-50; 77 Del. Laws, c. 290, §§  16, 17; 79 Del. Laws, c. 72, §§  10, 11; 79 Del. Laws, c. 122, §§  6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17; 82 Del. Laws, c. 45, § 15.;

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, negligently or willfully authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (1) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (2) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

New Media’s amended and restated certificate of incorporation states that no director shall be personally liable to New Media or any of New Media stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, New Media’s amended and restated certificate of incorporation authorizes New Media to indemnify any and all persons whom we have the power to indemnify under the law.

New Media’s amended and restated bylaws provide that New Media will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of New Media or is or was a director or officer of New Media serving at the request of New Media as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of New Media, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) the New Media Board by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on New Media’s behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay New Media if it is later determined that he or she is not entitled to indemnification.

New Media has entered into separate indemnification agreements with its directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and New Media’s amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to New Media if it is found that such indemnitee is not entitled to such indemnification under applicable law and New Media’s amended and restated certificate of incorporation and amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling New Media pursuant to the foregoing provisions, New Media has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

The follow Exhibits are filed as part of, or are incorporated by reference in, this Registration Statement:

Exhibit Index

Exhibit	Description
2.1†
Agreement and Plan of Merger, dated as of August 5, 2019, by and among New Media Investment Group Inc., Gannett Co., Inc., Arctic Holdings LLC and Arctic Acquisition Corp. (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement).

3.1
Amended and Restated Certificate of Incorporation of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.1 to New Media Investment Group Inc.’s Registration Statement on Form S-1/A, filed January 15, 2014).

3.2
Amended and Restated Bylaws of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.2 to New Media Investment Group Inc.’s Registration Statement on Form S-1/A, filed January 15, 2014).

3.3
Amended and Restated Certificate of Incorporation of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.1 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q, filed August 2, 2018).

3.4
Amended and Restated Bylaws of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.2 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q, filed August 2, 2018).

5.1*	Opinion of Cravath, Swaine & Moore LLP regarding legality of New Media common stock being registered.

23.1*	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of New Media Investment Group Inc.

23.3	Consent of Ernst & Young LLP, independent registered public accounting firm of Gannett Co., Inc.

24.1	Power of Attorney (included on signature page).

99.1*	Form of Proxy Card of New Media Investment Group Inc.

Exhibit	Description
99.2*	Form of Proxy Card of Gannett Co., Inc.

99.3	Consent of Credit Suisse Securities (USA) LLC.

99.4	Consent of Goldman Sachs & Co. LLC.

99.5	Consent of Greenhill & Co., LLC.

99.6	Consent of Jefferies LLC.
†	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. New Media agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.
*	To be filed by amendment.

Item 22. Undertakings

(1)	The undersigned registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(2)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

(a)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(b)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(4)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 29, 2019.

NEW MEDIA INVESTMENT GROUP INC.

By:	/s/ Michael E. Reed
Name:	Michael E. Reed
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of New Media Investment Group Inc. whose signature appears below constitutes and appoints Michael E. Reed and Ivy Hernandez, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on August 29, 2019.

Signature	Title	Date

/s/ Michael E. Reed	Chief Executive Officer and Director (Principal Executive Officer, Interim Principal Financial Officer and Interim Principal Accounting Officer)	August 29, 2019
Michael E. Reed

/s/ Theodore P. Janulis	Director	August 29, 2019
Theodore P. Janulis

/s/ Kevin Sheehan	Director	August 29, 2019
Kevin Sheehan

/s/ Laurence Tarica	Director	August 29, 2019
Laurence Tarica